Use these links to rapidly review the document

INDEX TO FINANCIAL INFORMATION

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-235428

YOUR VOTE IS VERY IMPORTANT

Dear CWI 1 Stockholders and CWI 2 Stockholders:

          On October 22, 2019, Carey Watermark Investors Incorporated ("CWI 1") and Carey Watermark Investors 2 Incorporated ("CWI 2") agreed to merge in an all-stock transaction (the "merger"). The surviving company in the proposed merger (the "combined company") will own an approximately $4.6 billion portfolio of high-quality lodging assets in the United States and will be renamed "Watermark Lodging Trust Incorporated." In addition, the combined company will become internally managed as a result of a series of transactions, which will occur immediately upon the consummation of the merger (the "internalization," and together with the merger, the "proposed transaction").

          The boards of directors of CWI 1 and CWI 2, upon the unanimous recommendations of independent special committees of the respective boards of directors, have each approved the proposed transaction.

Summary of Strategic Benefits

          The proposed transaction is expected to have a number of strategic benefits, including the following:

  •
  Attractive and Sizable Portfolio:  combines two highly complementary portfolios with strong brand affiliations. The combined company's approximately $4.6 billion portfolio of lodging assets is geographically diversified, with a majority of assets in demand-driven urban areas and attractive resort markets.

  •
  Increased Scale and Operating Efficiencies:  eliminates separate interests in certain joint ventures and provides the combined company with flexibility to optimize the portfolio by selling non-core assets and reducing leverage. In addition, the ability to reduce expenses and spread them across a larger asset base should enhance the combined company's operational efficiency.

  •
  Highly Experienced, Internal Management:  provides continuity of a management team that has a track record of creating value for each company's stockholders. The internalization of management will insure the focus of the management team on executing the combined company's strategy.

  •
  Positions the Combined Company for Liquidity:  creates an internally managed real estate investment trust of significant scale, which is an important step towards a full-cycle liquidity event for stockholders, including a possible initial public offering or stock exchange listing.

  Per Share Merger Consideration

          Each share of CWI 1 common stock will be exchanged for 0.9106 shares of CWI 2 Class A common stock in the merger, which is equivalent to $10.39 per share based on CWI 2's last estimated net asset value of $11.41 per share as of December 31, 2018. CWI 2 Class A and Class T stockholders will continue to own their existing CWI 2 shares. Immediately following the consummation of the merger, it is estimated that former CWI 1 stockholders will hold in the aggregate approximately 58%, and that continuing CWI 2 stockholders will hold in the aggregate approximately 42%, of the issued and outstanding shares of common stock of the combined company.

          CWI 2 is an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (as amended, the "JOBS Act").

Stockholder Meetings

          Each of CWI 1 and CWI 2 has scheduled a special meeting of its stockholders to vote on the merger and other proposals described in this Joint Proxy Statement/Prospectus.

FOR CWI 1 STOCKHOLDERS: March 26, 2020, 2:00 p.m., Eastern Time at the offices of Clifford Chance US LLP 31 West 52nd Street, 4th Floor New York, New York 10019	FOR CWI 2 STOCKHOLDERS: March 26, 2020, 3:00 p.m., Eastern Time at the offices of Clifford Chance US LLP 31 West 52nd Street, 4th Floor New York, New York 10019

          AFTER CAREFUL CONSIDERATION, THE CWI 1 BOARD OF DIRECTORS, FOLLOWING THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS, RECOMMENDS THAT CWI 1'S STOCKHOLDERS VOTE "FOR" EACH OF THE PROPOSALS TO BE CONSIDERED AT THE CWI 1 SPECIAL MEETING.

          AFTER CAREFUL CONSIDERATION, THE CWI 2 BOARD OF DIRECTORS, FOLLOWING THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS, RECOMMENDS THAT CWI 2'S STOCKHOLDERS VOTE "FOR" EACH OF THE PROPOSALS TO BE CONSIDERED AT THE CWI 2 SPECIAL MEETING.

          Your vote on these matters is very important, regardless of the number of shares you hold. Whether or not you plan to attend your respective special meeting in person, please promptly vote or authorize a proxy to vote your shares, so that your shares may be represented and voted at the special meeting.

          The accompanying Joint Proxy Statement/Prospectus provides you with important information about the special meetings, the proposed transaction, and each of the proposals. We encourage you to carefully read this entire document, including in particular the matters discussed in the section titled "Risk Factors" beginning on page 32.

          Sincerely,

/s/ ROBERT E. PARSONS, JR.	/s/ CHARLES S. HENRY
Robert E. Parsons, Jr. Director and Chairman of the Special Committee of the Board of Directors Carey Watermark Investors 2 Incorporated	Charles S. Henry Director and Chairman of the Special Committee of the Board of Directors Carey Watermark Investors Incorporated

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger or the CWI 2 securities to be issued under this Joint Proxy Statement/Prospectus or determined if this Joint Proxy Statement/Prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

          This Joint Proxy Statement/Prospectus is dated January 13, 2020, and is first being mailed to the CWI 1 stockholders and the CWI 2 stockholders on or about January 16, 2020.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON MARCH 26, 2020

Dear CWI 1 Stockholders:

        Carey Watermark Investors Incorporated ("CWI 1") will hold a special meeting of its stockholders (the "CWI 1 special meeting") on March 26, 2020, beginning at 2:00 p.m., Eastern Time, at the offices of Clifford Chance US LLP, 31 West 52nd Street, 4th Floor, New York, New York 10019. This CWI 1 special meeting will be held for the purpose of considering and voting on the following proposals:

  1.
  to approve the business combination of CWI 1 and CWI 2, which will be effected through a merger of Apex Merger Sub LLC, a wholly owned subsidiary of Carey Watermark Investors 2 Incorporated ("CWI 2"), with and into CWI 1 (the "merger"), as a result of which each issued and outstanding share of CWI 1 common stock will be converted into the right to receive 0.9106 shares of CWI 2 Class A common stock, pursuant to the Agreement and Plan of Merger, dated as of October 22, 2019 (as may be amended from time to time, the "merger agreement"), by and among CWI 1, CWI 2, and Apex Merger Sub LLC, and the other transactions contemplated by such Agreement and Plan of Merger (the "CWI 1 merger proposal");

  2.
  to approve the amendment of CWI 1's charter to eliminate the procedural and substantive requirements applicable to "roll-up transactions" (the "CWI 1 charter amendment proposal"), to be effective only upon CWI 1 stockholder approval of the CWI 1 merger proposal; and

  3.
  to consider and vote on any adjournment of the CWI 1 special meeting, including a motion to adjourn the meeting to solicit additional proxies to approve any of the proposals above (the "CWI 1 adjournment proposal").

        The accompanying Joint Proxy Statement/Prospectus contains more detailed information about each of the proposals and attaches copies of the merger agreement as Annex A and the amendment of CWI 1's charter as Annex B, among other annexes. You should read the entire document carefully before you vote or authorize a proxy to vote. CWI 1 will transact no other business at the CWI 1 special meeting except as may properly come before the CWI 1 special meeting or any adjournment or postponement thereof.

        Only holders of record of CWI 1 common stock as of the close of business on January 7, 2020, are entitled to notice of and to vote at the CWI 1 special meeting and any adjournment or postponement thereof.

        Your vote on these matters is very important, regardless of the number of shares of CWI 1 common stock you hold. Approval of the CWI 1 charter amendment proposal is a condition of the merger. If the CWI 1 charter amendment proposal is not approved, the merger will not be consummated.

        Approval of each of the CWI 1 merger proposal and the CWI 1 charter amendment proposal requires the affirmative vote of a majority of all of the votes entitled to be cast on the proposal; abstentions and broker non-votes by CWI 1 stockholders (other than, in the case of the CWI 1 merger proposal, CWI 1's directors, Carey Lodging Advisors, LLC, and any of their respective affiliates) will have the same effect as a vote against such proposals. Approval of the CWI 1 adjournment proposal requires the affirmative vote of a majority of all of the votes cast on the proposal; abstentions and broker non-votes will have no impact on the vote on such proposal.

        Whether or not you plan to attend the CWI 1 special meeting in person, we urge you to please promptly vote or authorize a proxy to vote your shares by: (1) using the website shown on your proxy card and following the instructions to vote online; (2) calling the toll-free telephone number shown on your proxy card and following the instructions to vote by telephone; or (3) marking, signing, and returning the enclosed proxy card in the postage-paid envelope. If you sign and return your proxy card without specifying your choices, it will be understood that you wish to have your shares voted in accordance with the recommendations of CWI 1's board of directors. You may revoke your proxy, in the manner described in the accompanying Joint Proxy Statement/Prospectus, at any time before it is voted at the CWI 1 special meeting.

        If you have questions about any of the proposals, please contact the Investor Relations department at (800) 972-2739.

        If you have questions about how to vote or direct a vote in respect of your shares of CWI 1 common stock, or if would like additional copies of the Joint Proxy Statement/Prospectus, please contact Broadridge Financial Solutions, Inc. at (877) 777-2338.

By Order of the Board of Directors,
/S/ SUSAN C. HYDE Susan C. Hyde Corporate Secretary Carey Watermark Investors Incorporated

  New York, New York
  January 13, 2020

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON MARCH 26, 2020

Dear CWI 2 Stockholders:

        Carey Watermark Investors 2 Incorporated ("CWI 2") will hold a special meeting of its stockholders (the "CWI 2 special meeting") on March 26, 2020, beginning at 3:00 p.m., Eastern Time, at the offices of Clifford Chance US LLP, 31 West 52nd Street, 4th Floor, New York, New York 10019. The CWI 2 special meeting will be held for the purpose of considering and voting on the following proposals:

  1.
  to approve the business combination of CWI 1 and CWI 2, which will be effected through a merger of Apex Merger Sub LLC, a wholly owned subsidiary of CWI 2, with and into Carey Watermark Investors Incorporated ("CWI 1") (the "merger"), as a result of which each issued and outstanding share of CWI 1 common stock will be converted into the right to receive 0.9106 shares of CWI 2 Class A common stock, pursuant to the Agreement and Plan of Merger, dated as of October 22, 2019 (as may be amended from time to time, the "merger agreement"), by and among CWI 1, CWI 2, and Apex Merger Sub LLC (the "CWI 2 merger proposal");

  2.
  to approve the amendment of CWI 2's charter (the "CWI 2 charter amendment") to permit the issuance of a new series of preferred stock to W. P. Carey Inc. in connection with the transactions contemplated by the internalization agreement, dated as of October 22, 2019, among CWI 1, CWI 2, W. P. Carey Inc., Watermark Capital Partners, LLC, and their respective affiliates (the "CWI 2 charter amendment proposal"), to be effective only upon CWI 2 stockholders' approval of the CWI 2 merger proposal;

  3.
  to approve the amendment and restatement of CWI 2's charter (the "CWI 2 listing charter restatement"), to be effective in connection with a possible future initial public offering or stock exchange listing of the combined company (the "CWI 2 listing charter restatement proposal") and only upon CWI 2 stockholders' approval of the CWI 2 merger proposal, which amendments include:

  A.
  removal of certain limitations required by the North American Securities Administrators Association, Inc. and other conforming and ministerial changes; and

  B.
  revisions in order to bring CWI 2's charter more in line with those of publicly listed companies; and

  4.
  to consider and vote on any adjournment of the CWI 2 special meeting, including a motion to adjourn the meeting to solicit additional proxies to approve any of the proposals above (the "CWI 2 adjournment proposal").

        The accompanying Joint Proxy Statement/Prospectus contains more detailed information about each of the proposals and attaches copies of the merger agreement as Annex A, the CWI 2 charter amendment as Annex C, and the CWI 2 listing charter restatement as Annex D, among other annexes. You should read the entire document carefully before you vote or authorize a proxy to vote. CWI 2 will transact no other business at the CWI 2 special meeting except as may properly come before the CWI 2 special meeting or any adjournment or postponement thereof.

        Only holders of record of CWI 2 common stock as of the close of business on January 7, 2020, are entitled to notice of and to vote at the CWI 2 special meeting and any adjournment or postponement thereof.

        Your vote on these matters is very important, regardless of the number of shares of CWI 2 common stock you hold. Approval of each of the CWI 2 charter amendment proposal and the CWI 2 listing charter restatement proposal is a condition of the merger. If either of such proposals is not approved, the merger will not be consummated.

        Approval of the CWI 2 merger proposal requires the affirmative vote of a majority of all of the votes cast on such proposal; abstentions and broker non-votes will have no impact on the vote on the proposal. Approval of each of the CWI 2 charter amendment proposal and the CWI 2 listing charter restatement proposal requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal; abstentions and broker non-votes will have the same effect as a vote against such proposals. Approval of the CWI 2 adjournment proposal requires the affirmative vote of a majority of all of the votes cast on such proposal; abstentions and broker non-votes will have no impact on the vote on the proposal.

        Whether or not you plan to attend the CWI 2 special meeting in person, we urge you to please promptly vote or authorize a proxy to vote your shares by: (1) using the website shown on your proxy card and following the instructions to vote online; (2) calling the toll-free telephone number shown on your proxy card and following the instructions to vote by telephone; or (3) marking, signing, and returning the enclosed proxy card in the postage-paid envelope. If you sign and return your proxy card without specifying your choices, it will be understood that you wish to have your shares voted in accordance with the recommendations of CWI 2's board of directors. You may revoke your proxy, in the manner described in the accompanying Joint Proxy Statement/Prospectus, at any time before it is voted at the CWI 2 special meeting.

        If you have questions about any of the proposals, please contact the Investor Relations department at (800) 972-2739.

        If you have questions about how to vote or direct a vote in respect of your shares of CWI 2 common stock, or if would like additional copies of the Joint Proxy Statement/Prospectus, please contact Broadridge Financial Solutions, Inc. at (877) 777-2338.

By Order of the Board of Directors,
/S/ SUSAN C. HYDE Susan C. Hyde Corporate Secretary Carey Watermark Investors 2 Incorporated

  New York, New York
  January 13, 2020

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

        This document, which forms part of a registration statement on Form S-4 (Registration No. 333-235428) filed with the Securities and Exchange Commission by Carey Watermark Investors 2 Incorporated, constitutes a prospectus of CWI 2 under the Securities Act of 1933, as amended, with respect to the CWI 2 Class A common stock to be issued to Carey Watermark Investors Incorporated stockholders pursuant to the Agreement and Plan of Merger, dated as of October 22, 2019, as may be amended from time to time, by and among CWI 1, CWI 2, and Apex Merger Sub LLC, a wholly owned subsidiary of CWI 2. This document also constitutes a Joint Proxy Statement of CWI 1 and CWI 2 under the Securities Exchange Act of 1934, as amended. Additionally, it constitutes a notice of meeting with respect to the CWI 1 special meeting and a notice of meeting with respect to the CWI 2 special meeting.

        CWI 1 has supplied all information contained in this Joint Proxy Statement/Prospectus regarding CWI 1, and CWI 2 has supplied all information contained in this Joint Proxy Statement/Prospectus regarding CWI 2.

        When deciding how to vote, you should rely only on the information contained in this Joint Proxy Statement/Prospectus. Neither CWI 1 nor CWI 2 has authorized anyone to provide you with information that is different from the information contained in this Joint Proxy Statement/Prospectus.

        This Joint Proxy Statement/Prospectus is dated January 13, 2020, and you should not assume that the information contained in this Joint Proxy Statement/Prospectus is accurate as of any date other than such date, unless otherwise specifically provided herein. Neither the mailing of the Joint Proxy Statement/Prospectus to CWI 1 stockholders or CWI 2 stockholders nor the issuance of CWI 2 securities in the proposed transaction will create any implication to the contrary.

        This Joint Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or a solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. If you are in a jurisdiction where it is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this Joint Proxy Statement/Prospectus does not extend to you.

        Unless stated otherwise, all references in this Joint Proxy Statement/Prospectus to:

  •
  "Advisor" are to Carey Lodging Advisors, LLC, a Delaware limited liability company and an indirect subsidiary of WPC;

  •
  "CEO employment agreement" are to the Employment Agreement, dated as of October 22, 2019, as may be amended, by and between CWI 2 and Michael Medzigian;

  •
  "Code" are to the Internal Revenue Code of 1986, as amended;

  •
  "combined company" are to CWI 2 (which will be renamed "Watermark Lodging Trust Incorporated") immediately following the consummation of the merger and the other transactions contemplated by the merger agreement;

  •
  "commitment agreement" are to the Commitment Agreement, dated as of October 1, 2019, as may be amended, by and among CWI 1, CWI 2, Watermark, and Michael Medzigian;

  •
  "CWI 1" are to Carey Watermark Investors Incorporated, a Maryland corporation;

  •
  "CWI 1 advisory agreement" are to the Amended and Restated Advisory Agreement, dated as of January 1, 2016, as amended, by and among CWI 1, the CWI 1 Operating Partnership, and the Advisor;

  •
  "CWI 1 board" are to the board of directors of CWI 1;

i

  •
  "CWI 1 charter amendment" are to the proposed amendment to CWI 1's charter set forth in Annex B to this Joint Proxy Statement/Prospectus;

  •
  "CWI 1 common stock" are to the common stock, par value $0.001 per share, of CWI 1;

  •
  "CWI 1 Operating Partnership" are to CWI OP, LP, a Delaware limited partnership and the operating partnership of CWI 1;

  •
  "CWI 1 operating partnership agreement" are to the Agreement of Limited Partnership of CWI OP, LP, dated as of September 15, 2010, by and between CWI 1 and Carey Watermark Holdings, LLC;

  •
  "CWI 1 special committee" are to the special committee of the CWI 1 board comprised solely of independent directors that was formed by the CWI 1 board in connection with the evaluation of certain strategic alternatives, including the merger and the other transactions contemplated by the merger agreement;

  •
  "CWI 1 Subadvisor" are to CWA, LLC, an Illinois limited liability company and a subsidiary of Watermark;

  •
  "CWI 1 subadvisory agreement" are to the Sub-Advisory Agreement, dated as of September 15, 2010, as amended, by and between the CWI 1 Subadvisor and the Advisor;

  •
  "CWI 2" are to Carey Watermark Investors 2 Incorporated, a Maryland corporation;

  •
  "CWI 2 advisory agreement" are to the Advisory Agreement, dated as of February 9, 2015, as amended, by and among CWI 2, the CWI 2 Operating Partnership, and the Advisor;

  •
  "CWI 2 board" are to the board of directors of CWI 2;

  •
  "CWI 2 charter amendment" are to the proposed amendment to CWI 2's charter set forth in Annex C to this Joint Proxy Statement/Prospectus;

  •
  "CWI 2 Class A common stock" are to the Class A common stock, par value $0.001 per share, of CWI 2;

  •
  "CWI 2 Class T common stock" are to the Class T common stock par value $0.001 per share, of CWI 2;

  •
  "CWI 2 common stock" are to the CWI 2 Class A common stock and CWI 2 Class T common stock;

  •
  "CWI 2 listing charter restatement" are to the proposed amendment to and restatement of CWI 2's charter set forth in Annex D to this Joint Proxy Statement/Prospectus;

  •
  "CWI 2 Operating Partnership" are to CWI 2 OP, LP, a Delaware limited partnership and the operating partnership of CWI 2;

  •
  "CWI 2 operating partnership agreement" are to the Agreement of Limited Partnership of CWI 2 OP, LP, dated as of February 9, 2015, by and between CWI 2 and Carey Watermark Holdings 2, LLC;

  •
  "CWI 2 Series A preferred stock" are to the Series A preferred stock, par value $0.001 per share, of CWI 2;

  •
  "CWI 2 special committee" are to the special committee of the CWI 2 board comprised solely of independent directors that was formed by the CWI 2 board in connection with the evaluation of certain strategic alternatives, including the merger and the other transactions contemplated by the merger agreement;

  •
  "CWI 2 Subadvisor" are to CWA 2, LLC, an Illinois limited liability company and a subsidiary of Watermark;

  •
  "CWI 2 subadvisory agreement" are to the Subadvisory Agreement, dated as of February 9, 2015, as amended, by and between the CWI 2 Subadvisor and the Advisor;

  •
  "Exchange Act" are to the Securities Exchange Act of 1934, as amended;

  •
  "internalization" are to the series of transactions, which will occur immediately upon the consummation of the merger, through which the combined company will become internally managed pursuant to the internalization agreement;

  •
  "internalization agreement" are to the Internalization Agreement, dated as of October 22, 2019, as may be amended, by and among CWI 1, CWI 2, WPC, Watermark, and certain affiliates of WPC and of Watermark party thereto;

  •
  "IRS" are to the U.S. Internal Revenue Service;

  •
  "limited partner interests" are to the OP units of limited partner interests in the CWI 2 Operating Partnership;

  •
  "merger" are to the merger of merger sub with and into CWI, as a result of which CWI 1 will survive as a wholly owned subsidiary of CWI 2;

  •
  "merger agreement" are to the Agreement and Plan of Merger, dated as of October 22, 2019, as may be amended, by and among CWI 1, CWI 2, and merger sub;

  •
  "merger sub" are to Apex Merger Sub LLC, a Maryland limited liability company and a wholly owned subsidiary of CWI 2;

  •
  "MGCL" are to the Maryland General Corporation Law;

  •
  "NYSE" are to the New York Stock Exchange;

  •
  "proposed transaction" are to the merger and the internalization;

  •
  "SEC" are to the Securities and Exchange Commission;

  •
  "Securities Act" are to the Securities Act of 1933, as amended;

  •
  "special general partner interests" are to the special general partner interests in CWI 1 Operating Partnership or CWI 2 Operating Partnership, as applicable;

  •
  "TRS" are to a taxable real estate investment trust subsidiary;

  •
  "TRS lessee" are to a TRS that is the lessee of a qualified lodging facility owned directly or indirectly by CWI 1 or CWI 2;

  •
  "Watermark" are to Watermark Capital Partners, LLC, a Delaware limited liability company; and

  •
  "WPC" are to W. P. Carey Inc., a Maryland corporation that is listed on the NYSE (symbol: "WPC").

QUESTIONS AND ANSWERS
ABOUT THE PROPOSED TRANSACTION AND THE SPECIAL MEETINGS

        The following addresses some questions that CWI 1 stockholders and CWI 2 stockholders may have regarding the proposed transaction and each company's special meeting of stockholders. We urge you to carefully read this entire Joint Proxy Statement/Prospectus, including the annexes, as the information in this section does not provide all the information that may be important to you.

Q:
What are CWI 1 and CWI 2 planning to do? What is the proposed transaction?

A:
CWI 1 and CWI 2 propose to combine the companies in an all-stock transaction. Additionally, CWI 1 and CWI 2 propose that the combined company become internally managed as a result of a series of transactions to occur immediately upon the consummation of the merger.

Q:
Why are CWI 1 and CWI 2 proposing the proposed transaction?

A:
The proposed transaction is expected to have a number of strategic benefits, including the following:

•
Attractive and Sizable Portfolio:  combines two highly complementary portfolios with strong brand affiliations. The combined company's approximately $4.6 billion portfolio of lodging assets is geographically diversified, with a majority of assets in demand-driven urban areas and attractive resort markets.

•
Increased Scale and Operating Efficiencies:  eliminates separate interests in certain joint ventures and provides the combined company with flexibility to optimize the portfolio by selling non-core assets and reducing leverage. In addition, the ability to reduce expenses, primarily due to the elimination of advisory fees and related distributions, and to spread future expenses across a larger asset base should enhance the combined company's operational efficiency.

•
Highly Experienced, Internal Management:  provides continuity of a management team that has a track record of creating value for each company's stockholders. The internalization of management will insure the focus of the management team on executing the combined company's strategy.

•
Positions the Combined Company for Liquidity:  creates an internally managed real estate investment trust ("REIT") of significant scale, which is an important step towards a full-cycle liquidity event for stockholders, including a possible initial public offering or stock exchange listing.

  See the sections titled "The Merger—CWI 1's Reasons for the Merger and the Internalization" and "—CWI 2's Reasons for the Merger and the Internalization" beginning on pages 118 and 122, respectively.

Q:
Why am I receiving this Joint Proxy Statement/Prospectus?

A:
The CWI 1 board and the CWI 2 board are using this document as a Joint Proxy Statement to solicit proxies from CWI 1 stockholders and CWI 2 stockholders, respectively, in connection with the merger and other proposals relating to the proposed transaction. The CWI 2 board is also using this document as a prospectus for CWI 1 stockholders because CWI 2 is offering shares of CWI 2 Class A common stock to be issued in the merger in exchange for shares of CWI 1 common stock.

  This document provides you with important information about the merger and other proposals to be considered and voted on at the CWI 1 special meeting and the CWI 2 special meeting, including the factors considered by each company's special committee of independent directors and board of directors in evaluating whether to approve the proposed transaction, as well as information about the special meetings. You should carefully read the entire Joint Proxy Statement/Prospectus before you vote or authorize a proxy to vote.

  Your vote is very important. We encourage you to authorize a proxy to vote your shares as promptly as possible. The proposed transaction cannot be completed without the approval of the proposals relating to the merger, the CWI 1 charter amendment, the CWI 2 charter amendment, or the CWI 2 listing charter restatement. The enclosed voting materials allow you to vote your shares without attending the applicable special meeting in person.

Q:
What will CWI 1 stockholders and CWI 2 stockholders receive in the merger?

A:
CWI 1 stockholders.    At the effective time of the merger, each issued and outstanding share of CWI 1 common stock, or fraction thereof, will be converted automatically into the right to receive 0.9106 shares of CWI 2 Class A common stock (the "exchange ratio").

  CWI 2 stockholders.    CWI 2 stockholders will continue to own their existing shares of CWI 2 Class A and Class T common stock held immediately prior to the effective time of the merger.

  Immediately following the consummation of merger, it is estimated that former CWI 1 stockholders will hold in the aggregate approximately 58%, and that continuing CWI 2 stockholders will hold in the aggregate approximately 42%, of the issued and outstanding shares of common stock of the combined company.

        The combined company will be renamed "Watermark Lodging Trust Incorporated."

Q:
What is the internalization?

A:
Currently neither CWI 1 nor CWI 2 has any employees, and each is externally advised and managed by the Advisor. In addition, CWI 1 Subadvisor and CWI 2 Subadvisor provide services to the Advisor.

  On October 22, 2019, CWI 1, CWI 2, WPC, Watermark, and certain of WPC's and Watermark's respective affiliates entered into the internalization agreement, pursuant to which following the consummation of the merger, the combined company will internalize certain management personnel and management functions that are currently provided to CWI 1 and CWI 2 by WPC's and Watermark's affiliates. The external advisory and subadvisory agreements between CWI 1 or CWI 2 and affiliates of WPC or of Watermark will be terminated and the special general partner interests held by WPC and Watermark will be redeemed, and the combined company will issue equity securities as consideration to WPC and Watermark.

Q:
Will CWI 1 and CWI 2 continue to pay distributions or dividends prior to the closing of the proposed transaction?

A:
Yes.

  The merger agreement permits CWI 1 and CWI 2 to pay quarterly distributions on their common stock in the ordinary course of business at a rate not in excess of the regular quarterly distribution rate declared most recently prior to the date of signing of the merger agreement. Each of CWI 1 and CWI 2 currently intends to continue to pay regular quarterly distributions in the ordinary course of business with respect to quarters completed prior to the closing date of the merger. The actual timing and amount of any such distribution will be determined and authorized by the CWI 1 board or by the CWI 2 board, respectively, and will depend on, among other factors, CWI 1's and CWI 2's respective financial conditions, earnings, debt covenants, other possible uses of such funds, and applicable law.

  Additionally, if the closing date of the merger is expected to occur before the end of the then-current distribution period of CWI 1 or CWI 2, the merger agreement permits each of CWI 1 and CWI 2 to pay certain distributions, the record and payment dates for which will be the close of business on the last business day prior to the closing date of the merger.

Q:
Will the combined company pay distributions or dividends after the closing of the proposed transaction?

A:
Yes.

  The combined company expects to maintain, after the merger, the pre-merger annual distribution rate of $0.70 per share of CWI 2 Class A common stock, of which $0.56 per share is paid in cash and $0.14 is paid in stock.

  Based on the exchange ratio, each CWI 1 stockholder is expected to receive an annualized distribution of $0.64 per share after the merger, comprised of $0.514 per share in cash and $0.124 per share in stock. This represents an increase of 12% over CWI 1's pre-merger annual distribution of $0.57 per share, all of which is currently paid in cash. Distributions are not guaranteed. The combined company's board of directors will, in its sole discretion, determine any distribution on a quarterly basis.

Q:
Will CWI 1 stockholders who participated in CWI 1's distribution reinvestment plan immediately prior to the merger, and who desire to participate in CWI 2's distribution reinvestment plan following the consummation of the merger, automatically be able to participate in such plan?

A:
We expect that each CWI 1 stockholder who was a participant in CWI 1's distribution reinvestment plan ("DRIP") immediately prior to the merger will be automatically enrolled in the combined company's DRIP. Any CWI 1 stockholder who was not a participant in CWI 1's DRIP prior to the merger but who desires to take part in the combined company's DRIP following the consummation of the merger will need to enroll in the plan. Such stockholders should contact the Investor Relations department by calling (800) 972-2739. All CWI 2 stockholders who were participants in CWI 2's DRIP immediately prior to the merger will remain enrolled in that plan, which will become the combined company's DRIP upon the consummation of the merger.

Q:
Will my rights as a CWI 1 stockholder or as a CWI 2 stockholder change as a result of the merger?

A:
CWI 1 stockholders.    The rights of CWI 1 stockholders will remain substantially the same immediately following the consummation of the proposed transaction because there are only limited differences between CWI 1's and CWI 2's governing documents. See the section titled "Comparison of Rights of CWI 1 Stockholders and CWI 2 Stockholders" beginning on page 223.

  CWI 2 stockholders.    The rights of CWI 2 stockholders will remain unchanged immediately after the consummation of the proposed transaction (other than the preferential rights of the holders of CWI 2's preferred stock that will be created as a result of the CWI 2 charter amendment and that will be issued as consideration in the internalization). In addition, as a result of the merger, the combined company will be a larger company with more assets. Since CWI 2 will be issuing new shares of CWI 2 Class A common stock to CWI 1 stockholders in exchange for shares of CWI 1 common stock in the merger, each outstanding share of CWI 2 common stock immediately prior to the effective time of the merger will represent a smaller percentage of the aggregate number of shares of the combined company common stock outstanding after the merger.

  Currently, CWI 2's Class A common stock is not listed on any securities exchange and is not publicly traded.

Q:
Will stockholders have to pay U.S. federal income taxes as a result of the merger?

A:
The merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. The closing of the merger is conditioned on, among other things, the receipt by each of CWI 1 and CWI 2 of an opinion from its respective counsel to the effect that the merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code.

  Assuming that the merger qualifies as a reorganization, U.S. holders of CWI 1 common stock will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of shares of CWI 1 common stock for shares of CWI 2 Class A common stock in the merger.

  Holders of CWI 1 common stock should consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local, or non-U.S. income and other tax laws) of the merger in their particular circumstances.

Q:
What are the differences between the CWI 2 Class A common stock and the CWI 2 Class T common stock?

A:
Currently, CWI 2 has two different classes of common stock: Class A common stock and Class T common stock. Shares of Class A common stock are not subject to ongoing fees. Shares of Class T common stock are subject to ongoing distribution and shareholder service fees.

  In connection with the merger, CWI 2 will issue shares of Class A common stock at the exchange ratio to the holders of CWI 1 common stock.

Q:
What compensation will WPC and Watermark receive in connection with the merger and the internalization?

A:
No fees will be paid to WPC or Watermark or their affiliates in their capacities as Advisor, CWI 1 Subadvisor, and CWI 2 Subadvisor, in connection with the merger. WPC and Watermark waived any disposition fee and incentive distributions that would otherwise have been payable upon the consummation of the merger under the applicable advisory agreements, subadvisory agreements, and operating partnership agreements of CWI 1 and of CWI 2.

  The closing of the merger is a condition to the closing of the internalization. Pursuant to the internalization agreement, CWI 2 and CWI 2 Operating Partnership will pay an aggregate of $125.0 million of their equity securities to WPC and Watermark (valued on the basis of CWI 2's estimated net asset value per share of $11.41 as of December 31, 2018). The breakdown of the consideration is as follows:

  •
  affiliates of WPC will receive 1,300,000 shares of CWI 2 Series A preferred stock with an aggregate liquidation preference of $65.0 million and 2,840,549 shares of CWI 2 Class A common stock with an aggregate value of $32.4 million; and

  •
  affiliates of Watermark will receive 2,417,996 limited partnership units in the CWI 2 Operating Partnership with an aggregate value of $27.6 million, which are exchangeable on a one-for-one basis into shares of CWI 2 Class A common stock in accordance with the terms of the CWI 2 operating partnership agreement.

  Until the closing of the internalization, the Advisor will continue to receive any and all accrued and unpaid fees and distributions pursuant to the CWI 1 advisory agreement, CWI 2 advisory agreement, and limited partnership agreements of CWI 1 Operating Partnership and of CWI 2 Operating Partnership. At September 30, 2019, the Advisor had accrued and unpaid fees of $2.6 million pursuant to the CWI 1 advisory agreement and CWI 1 operating partnership agreement, and $1.8 million pursuant to the CWI 2 advisory agreement and CWI 2 operating partnership agreement, excluding the disposition fees and incentive distributions being waived in connection with the merger and internalization. On a monthly basis, the Advisor earns an aggregate of approximately $2.1 million in asset management fees and $1.1 million in special general partner distributions from CWI 1 and CWI 2. WPC pays Watermark 20% of all fees and distributions it receives in respect of CWI 1 and 25% in respect of CWI 2.

Q:
Do any of CWI 1's or CWI 2's executive officers or directors have interests in the proposed transaction that may differ from those of CWI 1's or CWI 2's stockholders, respectively, in addition to the internalization consideration?

A:
As of the close of business on the CWI 1 record date, Michael G. Medzigian (Chief Executive Officer and President and a director of CWI 1), whose shares are held by the Michael G. Medzigian Revocable Trust, Charles S. Henry (independent director of CWI 1), Michael D. Johnson (independent director of CWI 1), Robert E. Parsons, Jr. (independent director of CWI 2), William H. Reynolds, Jr. (independent director of CWI 2), and Simon M. Turner (independent director of CWI 1) beneficially owned, respectively, 91,870; 31,956; 31,956; 32,808; 26,181; and 8,656 shares of CWI 1 common stock. Upon the consummation of the merger, each of them will receive a number of shares of CWI 2 Class A common stock consistent with the exchange ratio.

  As of the close of the business on the CWI 1 record date, WPC and its affiliates beneficially owned 5,632,896 shares of CWI 1 common stock, all of which will be exchanged in the merger for shares of CWI 2 Class A common stock at the exchange ratio.

  As of the close of business on the CWI 2 record date, Michael G. Medzigian (Chief Executive Officer and President and a director of CWI 2), whose shares are held by the Michael G. Medzigian Revocable Trust, Charles S. Henry (independent director of CWI 1), Michael D. Johnson (independent director of CWI 1), Katherine G. Lugar (independent director of CWI 2), Robert E. Parsons, Jr. (independent director of CWI 2), and William H. Reynolds, Jr. (independent director of CWI 2) beneficially owned, respectively, 153,468; 13,102; 13,102; 8,014; 20,417; and 18,392 shares of CWI 2 Class A common stock.

  As of the close of the business on the CWI 2 record date, WPC and its affiliates beneficially owned 3,506,799 shares of CWI 2 Class A common stock.

  Mr. Medzigian entered into an employment agreement with CWI 2 that will take effect at the closing of the merger. See the section titled "The Internalization and the Internalization Agreement—CEO Employment Agreement" beginning on page 169 for a summary of terms of the employment agreement.

  On October 1, 2019, CWI 1, CWI 2, Watermark, and Mr. Medzigian entered into a commitment agreement pursuant to which CWI 1 and CWI 2 agreed to pay Watermark a total of $6.95 million in consideration of the commitments of Watermark and Mr. Medzigian to wind down and ultimately liquidate a private fund that was formed to raise capital to invest in lodging properties, and to devote their business activities exclusively to the affairs of CWI 1 and CWI 2 and certain other activities set forth in the commitment agreement, with the exception of the wind-down of the private fund and performing asset management services for two hotels owned by WPC. Of the amount payable to Watermark, $5.0 million was paid in October 2019 and the balance is payable in January 2020.

  Each of the directors of CWI 1 and of CWI 2 will serve as directors of the combined company, and the independent directors will receive compensation for their service as directors.

Q:
When is the merger expected to be completed?

A:
CWI 1 and CWI 2 expect to complete the merger as soon as reasonably practicable following satisfaction of all the required conditions set forth in the merger agreement. If CWI 1's stockholders and CWI 2's stockholders approve the proposals submitted to them at the respective special meetings, and if the other conditions to closing the merger are satisfied or waived, then currently we expect that the merger will be completed in the first quarter of 2020. However, there is no guarantee that the conditions to closing the merger will be satisfied or that the merger will close.

Q:
If I am a CWI 1 stockholder and the merger is consummated, how will my receipt of CWI 2 Class A common stock in exchange for my CWI 1 common stock be recorded? Will I have to take any action in connection with the recording of such ownership of CWI 2 Class A common stock? Will such shares of CWI 2 Class A common stock be certificated or in book-entry form?

A:
Pursuant to the merger agreement, as soon as practicable following the effective time of the merger, CWI 2 will cause DST Systems, Inc. ("DST"), the transfer agent in connection with the merger, to record the issuance on the stock records of CWI 2 of the amount of CWI 2 Class A common stock equal to the merger consideration that is issuable to each holder of CWI 1 common stock (including any fraction thereof). If the merger is consummated, you will not have to take any action in connection with the recording of your ownership of CWI 2 Class A common stock. Shares of CWI 2 Class A common stock issued as merger consideration to you will not be certificated and will be in book-entry form and recorded in the books and records of the combined company (which will be renamed "Watermark Lodging Trust Incorporated").

Q:
Why is CWI 1 proposing to amend its charter? What is the effect of the CWI 1 charter amendment?

A:
The CWI 1 charter amendment would remove the limitations on roll-up transactions, which provisions could make it impossible or impractical to consummate the merger. If the merger is not completed, the CWI 1 charter amendment will not become effective.

  See the section titled "Proposals Submitted to CWI 1 Stockholders—CWI 1 Charter Amendment Proposal" beginning on page 94 for a detailed description of the CWI 1 charter amendment.

Q:
Why is CWI 2 proposing to amend its charter? What is the effect of the CWI 2 charter amendment?

A:
The CWI 2 charter amendment would permit the issuance of Series A preferred stock to WPC in connection with the internalization. If the merger is not completed, the CWI 2 charter amendment will not become effective.

  See the section titled "Proposals Submitted to CWI 2 Stockholders—CWI 2 Charter Amendment Proposal" beginning on page 97 for a detailed description of the CWI 1 charter amendment.

Q:
Why is CWI 2 proposing to conditionally amend and restate its charter subject to a future initial public offering or listing? What would be the effect of the amendment and restatement of CWI 2's charter if the condition were met?

A:
The amendment and restatement of CWI 2's charter would remove certain limitations required by the North American Securities Administrators Association, Inc. and would bring CWI 2's charter more in line with those of publicly listed companies in connection with a possible future initial public offering or stock exchange listing of the combined company. Such amendment and restatement will be effective only upon CWI 2 stockholder approval of the merger and an initial public offering or stock exchange listing of the combined company.

  See the section titled "CWI 2 Listing Charter Restatement" beginning on page 171 for a detailed description of the amendment and restatement of CWI 2's charter.

Q:
When and where are the special meetings of CWI 1's stockholders and CWI 2's stockholders?

A:
CWI 1.    The CWI 1 special meeting will be held on March 26, 2020, at 2:00 p.m., Eastern Time, at the offices of Clifford Chance US LLP, 31 West 52nd Street, 4th Floor, New York, New York 10019.

  CWI 2.    The CWI 2 special meeting will be held on March 26, 2020, at 3:00 p.m., Eastern Time, at the offices of Clifford Chance US LLP, 31 West 52nd Street, 4th Floor, New York, New York 10019.

Q:
Who can vote at the special meetings?

A:
CWI 1.    All holders of CWI 1 common stock of record as of the close of business on January 7, 2020, the record date for determining stockholders entitled to notice of and to vote at the CWI 1 special meeting (the "CWI 1 record date"), are entitled to receive notice of and to vote at the CWI 1 special meeting. As of the close of business on the CWI 1 record date, there were 142,855,112.405 shares of CWI 1 common stock outstanding, held by approximately 31,408 holders of record. Each share of CWI 1 common stock is entitled to one vote on each proposal presented at the CWI 1 special meeting (other than the CWI 1 merger proposal, on which CWI 1 directors, the Advisor, and their respective affiliates are not entitled to vote).

  CWI 2.    All holders of CWI 2 common stock of record as of the close of business on January 7, 2020, the record date for determining stockholders entitled to notice of and to vote at the CWI 2 special meeting (the "CWI 2 record date"), are entitled to receive notice of and to vote at the CWI 2 special meeting. As of the close of business on the CWI 2 record date, there were 32,762,004.876 Class A shares and 60,623,093.179 Class T shares of CWI 2 common stock outstanding, held by approximately 6,266 and 14,153 holders of record, respectively. Each share of CWI 2 common stock is entitled to one vote on each proposal presented at the CWI 2 special meeting (other than the CWI 2 merger proposal, on which CWI 2 directors, the Advisor, and their respective affiliates are not entitled to vote).

Q:
How can I vote?

A:
After you carefully read and consider the information provided in this Joint Proxy Statement/Prospectus, including the annexes, please vote in one of the following ways, so that your shares will be represented and voted at the CWI 1 special meeting or the CWI 2 special meeting (as applicable):

•
authorize a proxy by internet as promptly as possible: visit www.proxyvote.com and follow the instructions shown on your proxy card;

•
authorize a proxy by telephone as promptly as possible: call (800) 690-6903 (toll free) and follow the instructions shown on your proxy card;

•
authorize a proxy by mail as promptly as possible: mark, sign, and date your proxy card (or voting instruction form, if applicable) and return it in the enclosed postage-paid, pre-addressed envelope; or

•
vote in person at the applicable scheduled special meeting: attend the special meeting in person and mark and submit the written ballots that will be passed out at the special meeting.

  If your shares of CWI 1 common stock or CWI 2 common stock are held in accounts controlled by a broker, financial advisor, bank, or other nominee, you should receive a separate voting instruction form with this Joint Proxy Statement/Prospectus. See the section titled "—If my shares are held in accounts controlled by a broker, financial advisor, bank, or other nominee, will they vote my shares for me?" You must obtain a legal proxy, executed in your favor, from your broker, bank, financial advisor, or other nominee, to be able to vote in person at the CWI 1 special meeting or the CWI 2 special meeting, as applicable. Obtaining a legal proxy may take several days.

  The method by which you submit a proxy will in no way limit your right to vote at the CWI 1 special meeting or the CWI 2 special meeting (as applicable), if you later decide to attend the meeting in person.

  Please refer to your proxy card (or voting instruction form, if applicable) for more information.

Q:
What am I being asked to consider and vote on at the special meetings?

A:
CWI 1.    At the CWI 1 special meeting, CWI 1's stockholders will be asked to consider and vote on the following proposals:

•
CWI 1 merger proposal—to approve the merger and the other transactions contemplated by the merger agreement;

•
CWI 1 charter amendment proposal—to approve the amendment of CWI 1's charter to eliminate the procedural and substantive requirements of CWI 1's charter applicable to "roll-up transactions"; and

•
CWI 1 adjournment proposal—to approve any adjournment of the CWI 1 special meeting, including without limitation, to solicit additional proxies if there are insufficient votes at the time of the CWI 1 special meeting.

  CWI 2.    At the CWI 2 special meeting, CWI 2's stockholders will be asked to consider and vote on the following proposals:

  •
  CWI 2 merger proposal—to approve the merger pursuant to the merger agreement;

  •
  CWI 2 charter amendment proposal—to approve the amendment of CWI 2's charter to permit the issuance of preferred stock to WPC in connection with the internalization pursuant to the internalization agreement;

  •
  CWI 2 listing charter restatement proposal—to approve the amendment and restatement of CWI 2's charter in connection with and contingent upon a possible future initial public offering or stock exchange listing of the combined company, including amendments to remove certain limitations required by the North American Securities Administrators Association, Inc. and to bring CWI 2's charter more in line with those of publicly listed companies; and

  •
  CWI 2 adjournment proposal—to approve any adjournment of the CWI 2 special meeting, including without limitation, to solicit additional proxies if there are insufficient votes at the time of the CWI 2 special meeting.

Q:
How does the CWI 1 board recommend that CWI 1's stockholders vote, and how does the CWI 2 board recommend that CWI 2's stockholders vote?

A:
CWI 1.    The CWI 1 board, following the unanimous recommendation of a special committee of independent directors, recommends that CWI 1's stockholders vote "FOR" each of the proposals to be considered at the CWI 1 special meeting.

  CWI 2.    The CWI 2 board, following the unanimous recommendation of a special committee of independent directors, recommends that CWI 2's stockholders vote "FOR" each of the proposals to be considered at the CWI 2 special meeting.

Q:
What happens if I do not vote?

A:
The proposed transaction cannot be completed without the approval of the proposals relating to the merger, the CWI 1 charter amendment, the CWI 2 charter amendment, or the CWI 2 listing charter restatement. In particular:

  CWI 1.    Abstentions and broker non-votes by CWI 1 stockholders (other than, in the case of the CWI 1 merger proposal, CWI 1's directors, the Advisor, and any of their respective affiliates) will have the same effect as a vote against the CWI 1 merger proposal and the CWI 1 charter amendment proposal. However, they will have no impact on the vote on the CWI 1 adjournment proposal.

  CWI 2.    Abstentions and broker non-votes by CWI 2 stockholders will have the same effect as a vote against the CWI 2 charter amendment proposal and the CWI 2 listing charter restatement proposal. But they will have no impact on the vote on the CWI 2 merger proposal or on the vote on the CWI 2 adjournment proposal.

Q:
If my shares are held in accounts controlled by a broker, financial advisor, bank, or other nominee, will they vote my shares for me?

A:
If your shares of CWI 1 common stock or CWI 2 common stock are held in accounts controlled by a broker, financial advisor, bank, or other nominee, you should receive a separate voting instruction form with this Joint Proxy Statement/Prospectus.

  To be able to vote in person at the CWI 1 special meeting or the CWI 2 special meeting, as applicable, you must obtain a legal proxy, executed in your favor, from your broker, bank, financial advisor, or other nominee. Otherwise, you must follow the directions on the voting instruction form in order to instruct your broker, financial advisor, bank, or other nominee on how to vote your shares.

  If an executed proxy card is returned by a broker, financial advisor, bank, or other nominee holding shares that indicates that they do not have discretionary authority to vote on the proposals to be voted on at the applicable special meeting, the shares (i) will be represented in person or by proxy and entitled to vote at the meeting for purposes of determining the presence of a quorum but (ii) will not be considered to have been voted on such proposals. Under applicable rules and regulations, a broker, financial advisor, bank, or other nominee has discretionary authority to vote on routine matters but not to vote on non-routine matters. For any non-routine matter, they will vote your shares only if you provide them with instructions on how to vote; if you do not instruct them on how to vote, your shares will be considered "broker non-votes."

  CWI 1 proposals.    Each of the CWI 1 merger proposal and the CWI 1 charter amendment proposal is a non-routine matter. You must follow the directions specified by your broker, bank, financial advisor, or other nominee to provide voting instructions for them to vote your shares at the CWI 1 special meeting. Your failure to so provide voting instructions will have the same effect as a vote against such proposals.

  CWI 2 proposals.    Each of the CWI 2 merger proposal, the CWI 2 charter amendment proposal, and the CWI 2 listing charter restatement proposal is a non-routine matter. You must follow the directions specified by your broker, bank, financial advisor, or other nominee to provide voting instructions for them to vote your shares at the CWI 2 special meeting. Your failure to so provide voting instructions will have the same effect as a vote against the CWI 2 charter amendment proposal and the CWI 2 listing charter restatement proposal but will have no effect on the CWI 2 merger proposal.

Q:
Can I revoke my proxy or change my vote after I have delivered my proxy?

A:
Yes. You may revoke your proxy or change your vote at any time before your proxy is voted at the CWI 1 special meeting or the CWI 2 special meeting, as applicable.

Q:
What does it mean if I receive more than one set of voting materials for the CWI 1 special meeting or the CWI 2 special meeting?

A:
You may receive more than one set of voting materials for the CWI 1 special meeting and/or the CWI 2 special meeting, as applicable, including multiple copies of this Joint Proxy Statement/Prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your shares of CWI 1 common stock or CWI 2 common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold your shares. If you are a holder of record and your shares of CWI 1 common stock or CWI 2 common stock are registered in more than one name, you may receive more than one proxy card. Please mark, sign, and date your proxy card (or voting instruction form, if applicable), or if available please submit your proxy over the internet or by telephone.

Q:
If I plan to attend the CWI 1 or CWI 2 special meeting in person, should I notify anyone?

A:
You are not required to notify anyone in order to attend the CWI 1 or CWI 2 special meeting in person. However, if you do plan to attend either special meeting, CWI 1 and CWI 2 would appreciate if you would mark the appropriate box in the applicable enclosed proxy card, so that the companies can know how many stockholders will attend the meeting and prepare a suitable meeting room for the attendees.

Q:
Do I need identification to attend the CWI 1 or CWI 2 special meeting in person?

A:
Yes. Please bring proper identification, together with proof that you are a record owner of shares of CWI 1 common stock or shares of CWI 2 common stock, as applicable. If your shares are held in street name, please bring acceptable proof of ownership, such as a letter from your broker or an account statement showing that you beneficially owned shares of CWI 1 common stock or shares of CWI 2 common stock, as applicable, on the applicable record date.

Q:
Will a proxy solicitor be used?

A:
Yes.

  CWI 1.    CWI 1 has contracted with Broadridge Financial Solutions, Inc. ("BFS") to assist CWI 1 in the distribution of proxy materials and the solicitation of proxies. CWI 1 expects to pay fees to BFS of approximately $70,000 to solicit proxies, plus additional fees and expenses for other services related to this proxy solicitation, including the review of proxy materials, dissemination of brokers' search cards, distribution of proxy materials, operation of online and telephone voting systems, and receipt of executed proxies.

  CWI 2.    CWI 2 has also contracted with BFS to assist CWI 2 in the distribution of proxy materials and the solicitation of proxies. CWI 2 expects to pay fees to BFS of approximately $140,000 to solicit proxies, plus additional fees and expenses for other services related to this proxy solicitation, including the review of proxy materials, dissemination of brokers' search cards, distribution of proxy materials, operation of online and telephone voting systems, and receipt of executed proxies.

Q:
What happens if I am a stockholder of both CWI 1 and CWI 2?

A:
You will receive separate proxy cards for each company and must complete, sign and date each proxy card and return each proxy card in the appropriate pre-addressed postage-paid envelope or,

  if available, by submitting a proxy by one of the other methods specified in your proxy card or voting instruction form for each company.

Q:
Who can answer my questions?

A:
If you have any questions about the transactions or how to submit your proxy, or if you need additional copies of this Joint Proxy Statement/Prospectus or the enclosed proxy card (or voting instruction form, if applicable), you should contact:

If you are a CWI 1 stockholder:	If you are a CWI 2 stockholder:
Carey Watermark Investors Incorporated 50 Rockefeller Plaza New York, New York 10020 Attention: Investor Relations (800) 972-2739	Carey Watermark Investors 2 Incorporated 50 Rockefeller Plaza New York, New York 10020 Attention: Investor Relations (800) 972-2739

SUMMARY

        The following summary highlights some of the information contained in this Joint Proxy Statement/Prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the merger, the merger agreement, the internalization, the internalization agreement, and the other transactions contemplated by the merger agreement and the internalization agreement, CWI 1 and CWI 2 encourage you to carefully read this entire Joint Proxy Statement/Prospectus, including the attached annexes and appendices. See also the section titled "Where You Can Find More Information" beginning on page 238.

The Companies

Carey Watermark Investors Incorporated

        CWI 1 is a public non-traded REIT that invests in, manages, and seeks to enhance the value of, interests in lodging and lodging-related properties in the United States. CWI 1 was formed in March 2008 as a Maryland corporation and qualified as a REIT beginning with its taxable year ended December 31, 2011. CWI 1 conducts substantially all of its activities and holds all of its assets through the CWI 1 Operating Partnership. At September 30, 2019, CWI 1 held ownership interests in 26 hotels containing approximately 7,396 rooms.

        CWI 1 has no employees and is externally advised and managed by the Advisor pursuant to the CWI 1 advisory agreement. In addition, CWA, LLC, a subsidiary of Watermark, provides services to the Advisor pursuant to the CWI 1 subadvisory agreement.

        CWI 1's principal executive offices are located at 50 Rockefeller Plaza, New York, NY 10020, and CWI 1's phone number is (212) 492-1100. CWI 1's website is www.careywatermark.com. The information in CWI 1's website is not included or incorporated by reference in this Joint Proxy Statement/Prospectus, and the website is included only as an inactive textual reference.

Carey Watermark Investors 2 Incorporated and Merger Sub

        CWI 2 is a public non-traded REIT that invests in, manages, and seeks to enhance the value of, interests in lodging and lodging-related properties in the United States. CWI 2 was formed in May 2014 as a Maryland corporation and qualified as a REIT beginning with its taxable year ended December 31, 2015. CWI 2 conducts substantially all of its activities and owns all of its assets through the CWI 2 Operating Partnership. At September 30, 2019, CWI 2 held ownership interests in 12 hotels containing approximately 4,421 rooms.

        CWI 2 has no employees and is externally advised and managed by the Advisor, pursuant to the CWI 2 advisory agreement. In addition, CWA 2, LLC, a subsidiary of Watermark, provides services to the Advisor pursuant the CWI 2 subadvisory agreement.

        CWI 2's principal executive offices are located at 50 Rockefeller Plaza, New York, NY 10020, and CWI 2's phone number is (212) 492-1100. CWI 2's website is www.careywatermark2.com. The information in CWI 2's website is not included or incorporated by reference in this Joint Proxy Statement/Prospectus, and the website is included only as an inactive textual reference.

        The merger sub is a Maryland limited liability company and a direct, wholly owned subsidiary of CWI 2 that was formed in September 2019 for the purpose of entering into the merger agreement and completing the merger.

The Combined Company

        References to the "combined company" throughout this Joint Proxy Statement/Prospectus refer to CWI 2 after the merger and the internalization have been consummated. The combined company will be renamed "Watermark Lodging Trust Incorporated."

        The combined company is expected to have a pro forma combined enterprise value of approximately $4.6 billion.

        The following table sets forth certain pro forma information, giving effect to the merger, regarding the combined company's portfolio as of and for the 12 months ended September 30, 2019:

	Combined Company Metrics
	CWI 1	CWI 2	Combined Company(1)
Gross Real Estate Value(2) ($, in millions) (pro rata)	$2,653	$1,952	$4,604
Hotels & Resorts(3)	24	12	33
Rooms (pro rata)	5,986	3,674	9,658
ADR(4)	$243	$267	$252
Occupancy	73.2%	76.8%	74.6%
RevPAR(4)	$178	$205	$188

(1)
Combined company amounts are adjusted for three hotel sales that closed after September 30, 2019.

(2)
Based on independent third-party appraisals as of December 31, 2018.

(3)
Reflects pro rata shares for three properties held in joint ventures in both CWI 1's and CWI 2's standalone portfolios.

(4)
"ADR" refers to average daily rate of a hotel room. "RevPAR" refers to revenue per available room.

        Additional information about the combined company's portfolio can be found in the section titled "The Companies—The Combined Company" beginning on page 75.

The Merger and the Merger Agreement

        CWI 1 and CWI 2 have entered into the merger agreement attached as Annex A to this Joint Proxy Statement/Prospectus. Subject to the terms and conditions of the merger agreement, at the effective time of the merger, merger sub will merge with and into CWI 1, with CWI 1 surviving the merger as a direct, wholly owned subsidiary of CWI 2.

        As of the effective time of the merger, each share of CWI 1 common stock issued and outstanding immediately prior to the effective time (other than any shares held by CWI 2, CWI 1 Operating Partnership, CWI 2 Operating Partnership, or any wholly owned subsidiary of CWI 1, CWI 2, CWI 1 Operating Partnership, or CWI 2 Operating Partnership (collectively, the "Excluded Entities")) will be converted into the right to receive 0.9106 shares of CWI 2 Class A common stock (the "per share merger consideration").

        As of the date of this Joint Proxy Statement/Prospectus, CWI 2 expects to issue approximately 131,374,238 shares of CWI 2 Class A common stock to CWI 1's stockholders in the merger. Immediately following the consummation of the merger, it is estimated that former CWI 1 stockholders will hold in the aggregate approximately 58%, and that continuing CWI 2 stockholders will hold in the aggregate approximately 42%, of the issued and outstanding shares of common stock of the combined company.

The Internalization

        Immediately following the effective time of the merger, CWI 1, CWI 2, WPC, Watermark, and certain of WPC's and Watermark's respective affiliates will complete the internalization pursuant to the internalization agreement, dated October 22, 2019. As a result of the internalization, the CWI 1 and CWI 2 advisory agreements will be terminated, the special general partnership interests in the CWI 1 Operating Partnership and the CWI 2 Operating Partnership held by WPC and Watermark will be redeemed, and the combined company will internalize certain management personnel and management functions, as further described under the section titled "The Internalization and the Internalization Agreement" beginning on page 163. CWI 2 and CWI 2 Operating Partnership will issue equity interests having an aggregate value of $125.0 million, based on CWI 2's estimated net asset value per share as of December 31, 2018, in the internalization comprised of: (i) 2,840,549 shares of CWI 2 Class A common stock to be issued to WPC, (ii) 1,300,000 shares of Series A preferred stock with an aggregate liquidation preference of $65.0 million to be issued to WPC, and (iii) 2,417,996 limited partnership units in the CWI 2 Operating Partnership to be issued to Watermark.

Reasons for the Proposed Transaction (see section beginning on page 118)

        In evaluating the merger agreement, the merger, and the other transactions contemplated by the merger agreement, including the internalization, the CWI 1 board considered the recommendation of the CWI 1 special committee, which was comprised solely of independent directors. The CWI 1 special committee, prior to making its unanimous recommendation, consulted with its independent legal and financial advisors. In reaching their respective determinations, the CWI 1 special committee and the CWI 1 board considered a number of factors, including various factors that the CWI 1 special committee and the CWI 1 board viewed as supporting their respective determinations, as well as certain risks and potentially negative factors. A fulsome discussion of certain factors considered by the CWI 1 special committee and the CWI 1 board in reaching their respective determinations can be found in the section titled "The Merger—CWI 1's Reasons for the Merger and the Internalization" beginning on page 118.

        The CWI 1 special committee also considered whether to solicit proposals from third parties prior to executing the merger agreement. After considering the likelihood that a third party would emerge with a competitive proposal, the right of CWI 1 to actively solicit alternative acquisition proposals during a 30-day "go-shop" period after the signing of the merger agreement and the provisions of the draft merger agreement permitting CWI 1 to terminate the merger agreement to enter into an agreement for a superior proposal (as defined in "The Merger Agreement—Solicitation of Transactions"), the CWI 1 special committee determined to move forward with the proposed transaction without soliciting other proposals before execution of the definitive merger agreement.

        In evaluating the merger agreement, the merger, and the other transactions contemplated by the merger agreement, including the internalization, the CWI 2 board considered the recommendation of the CWI 2 special committee, which was comprised solely of independent directors of CWI 2. The CWI 2 special committee, prior to making its unanimous recommendation, consulted with its independent legal and financial advisors. In reaching their respective determinations, the CWI 2 special committee and the CWI 2 board considered a number of factors, including various factors that the CWI 2 special committee and the CWI 2 board viewed as supporting their respective determinations, as well as certain risks and potentially negative factors. A fulsome discussion of certain factors considered by the CWI 2 special committee and the CWI 2 board in reaching their respective determinations can be found in the section titled "The Merger—CWI 2's Reasons for the Merger and the Internalization" beginning on page 122.

Recommendation of the CWI 1 Board of Directors (see section beginning on page 86)

        On October 21, 2019, after careful consideration, the CWI 1 board of directors, based on the unanimous recommendation of the CWI 1 special committee, (i) determined the terms of the merger agreement, the per share merger consideration, the merger, and the other transactions contemplated by the merger agreement and the internalization agreement to be advisable and in the best interests of CWI 1 and its stockholders, and the merger to be fair and reasonable to CWI 1 and on terms and conditions no less favorable to CWI 1 than those available from unaffiliated third parties; (ii) authorized and approved the merger and each of the other transactions contemplated by the merger agreement and the internalization agreement, including the CWI 1 charter amendment; and (iii) authorized and approved the merger agreement, the internalization agreement, and the CWI 1 charter amendment.

        The CWI 1 board of directors, (i) based on the unanimous recommendation of the CWI 1 special committee, recommends that CWI 1 stockholders vote "FOR" the CWI 1 merger proposal and "FOR" the CWI 1 charter amendment proposal, and (ii) based upon its independent consideration, recommends that CWI 1 stockholders vote "FOR" the CWI 1 adjournment proposal.

Recommendation of the CWI 2 Board of Directors (see section beginning on page 90)

        On October 22, 2019, after careful consideration, the CWI 2 board of directors, based on the unanimous recommendation of the CWI 2 special committee, (i) determined the transactions contemplated by the merger agreement and the internalization agreement to be advisable and in the best interests of CWI 2 and its stockholders, fair and reasonable to CWI 2 and its stockholders, and on terms and conditions at least as favorable as those available from unaffiliated third parties; (ii) authorized and approved the transactions contemplated by the merger agreement and internalization agreement, including the CWI 2 charter amendment and the CWI 2 listing charter restatement; and (iii) authorized and approved the merger agreement, the internalization agreement, the CWI 2 charter amendment, and the CWI 2 listing charter restatement.

        The CWI 2 board of directors, (i) based on the unanimous recommendation of the CWI 2 special committee, recommends that CWI 2 stockholders vote "FOR" the CWI 2 merger proposal, "FOR" the CWI 2 charter amendment proposal, and "FOR" the CWI 2 listing charter restatement proposal, and (ii) based upon its independent consideration, recommends that CWI 2 stockholders vote "FOR" the CWI 2 adjournment proposal.

Summary of Risk Factors Related to the Proposed Transaction

  •
  The exchange ratio in the merger is fixed, and will not be adjusted for changes in either of CWI 1's or CWI 2's respective businesses or assets, or for any other reason;

  •
  consummation of the proposed transaction is subject to many conditions and if these conditions are not satisfied or waived, the proposed transaction will not be completed, which could negatively affect the respective future businesses and financial results of CWI 1 and CWI 2;

  •
  the merger agreement contains provisions that could discourage a potential acquiror of CWI 1 or CWI 2 from proposing an alternative transaction that may be more advantageous to either CWI 1's stockholders or CWI 2's stockholders or could result in a competing transaction proposal being made at a lower price than it might otherwise be;

  •
  if and when the combined company completes a liquidity event, the market value ascribed to the shares of the combined company upon the completion of the liquidity event may be significantly lower than the estimated net asset values of CWI 1 and CWI 2 as of December 31, 2018, which were used to establish the exchange ratio and which will not be updated prior to the consummation of the merger; and

  •
  the pendency of the proposed transaction could adversely affect the business and operations of each of CWI 1 and CWI 2.

The CWI 1 Special Meeting (see section beginning on page 86)

        The special meeting of the CWI 1 stockholders will be held at the offices of Clifford Chance US LLP, located at 31 West 52nd Street, 4th Floor, New York, New York 10019, on March 26, 2020, commencing at 2:00 p.m., Eastern Time, for the following purposes:

  1.
  to consider and vote on a proposal to approve the merger and the other transactions contemplated by the merger agreement (the "CWI 1 merger proposal");

  2.
  to approve the amendment of CWI 1's charter, as set forth in Annex B to this Joint Proxy Statement/Prospectus, to be effective only upon CWI 1 stockholder approval of the merger proposal (the "CWI 1 charter amendment proposal");

  3.
  to consider and vote on any adjournment of the CWI 1 special meeting (the "CWI 1 adjournment proposal"); and

  4.
  to attend to such other business as may properly come before the meeting and any adjournment or postponement thereof.

        This Joint Proxy Statement/Prospectus also contains information regarding the CWI 2 special meeting, including the items of business for that special meeting. CWI 1 stockholders are not voting on the proposals to be voted on at the CWI 2 special meeting.

  •
  Approval of the CWI 1 merger proposal requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal. Abstentions and broker non-votes by CWI 1 stockholders (other than, in the case of the CWI 1 merger proposal, CWI 1's directors, the Advisor, and any of their respective affiliates) will have the same effect as a vote against this proposal.

  •
  Approval of the CWI 1 charter amendment proposal requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal. Abstentions and broker non-votes will have the same effect as a vote against this proposal.

  •
  Approval of the CWI 1 adjournment proposal requires the affirmative vote of a majority of all of the votes cast on such proposal. Abstentions and broker non-votes will have no impact on the vote on this proposal.

        As of the close of business on the CWI 1 record date, CWI 1's and CWI 2's directors and executive officers, and WPC and its affiliates, were generally entitled to vote 5,856,326 shares of CWI 1 common stock in the aggregate, or approximately 4.1% of the shares of CWI 1 common stock issued and outstanding on that date. This includes 5,632,896 shares of CWI 1 common stock held by WPC and its affiliates. CWI 1 currently expects that all of CWI 1's and CWI 2's directors and executive officers, and WPC and its affiliates, will vote their shares of CWI 1 common stock in favor of all the proposals to be considered and voted on at the CWI 1 special meeting (other than the CWI 1 merger proposal, on which they are not entitled to vote).

        Your vote as a CWI 1 stockholder is very important. Approval of the CWI 1 charter amendment proposal is a condition of the merger. If the CWI 1 charter amendment proposal is not approved, the merger will not be consummated. Please sign and return the enclosed proxy card, or submit your proxy over the internet or telephone, whether or not you plan to attend the CWI 1 special meeting in person.

The CWI 2 Special Meeting (see section beginning on page 90)

        The special meeting of the CWI 2 stockholders will be held at the offices of Clifford Chance US LLP, 31 West 52nd Street, 4th Floor, New York, New York 10019, on March 26, 2020, commencing at 3:00 p.m., Eastern Time, for the following purposes:

  1.
  to consider and vote on a proposal to approve the merger pursuant to the merger agreement (the "CWI 2 merger proposal");

  2.
  to approve the amendment of CWI 2's charter, as set forth in Annex C to this Joint Proxy Statement/Prospectus, to be effective only upon CWI 2 stockholder approval of the CWI 2 merger proposal (the "CWI 2 charter amendment proposal");

  3.
  to approve the amendment and restatement of CWI 2's charter, as set forth in Annex D to this Joint Proxy Statement/Prospectus, to be effective upon CWI 2 stockholder approval of the CWI 2 merger proposal and in connection with and contingent upon an initial public offering or stock exchange listing of the combined company (the "CWI 2 listing charter restatement proposal");

  4.
  to consider and vote on an adjournment of the CWI 2 special meeting (the "CWI 2 adjournment proposal"); and

  5.
  to attend to such other business as may properly come before the meeting and any adjournment or postponement thereof.

        This Joint Proxy Statement/Prospectus also contains information regarding the CWI 1 special meeting, including the items of business for that special meeting. CWI 2 stockholders are not voting on the proposals to be voted on at the CWI 1 special meeting.

  •
  Approval of the CWI 2 merger proposal requires the affirmative vote of a majority of all of the votes cast on such proposal. Abstentions and broker non-votes will have no impact on the vote on this proposal.

  •
  Approval of the CWI 2 charter amendment proposal requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal. Abstentions and broker non-votes will have the same effect as a vote against the proposal.

  •
  Approval of the CWI 2 listing charter restatement proposal requires the affirmative vote of a majority of all of the votes entitled to be cast on such proposal. Abstentions and broker non-votes will have the same effect as a vote against the proposal.

  •
  Approval of the CWI 2 adjournment proposal requires the affirmative vote of a majority of all of the votes cast on such proposal. Abstentions and broker non-votes will have no impact on the vote on this proposal.

        As of the close of business on the CWI 2 record date, CWI 1's and CWI 2's directors and executive officers, and WPC and its affiliates, were generally entitled to vote 3,733,296 shares of CWI 2 common stock in the aggregate, or approximately 4.0% of the shares of CWI 2 common stock issued and outstanding on that date. This includes 3,506,799 shares of CWI 2 common stock held by WPC and its affiliates. CWI 2 currently expects that all of CWI 1's and CWI 2's directors and executive officers, and WPC and its affiliates, will vote their shares of CWI 2 common stock in favor of all the proposals to be considered and voted on at the CWI 2 special meeting (other than the CWI 2 merger proposal, on which they are not entitled to vote).

        Your vote as a CWI 2 stockholder is very important. Approval of each of the CWI 2 charter amendment proposal and the CWI 2 listing charter restatement proposal is a condition of the merger. If either of such proposals is not approved, the merger will not be consummated. Please sign and return the enclosed proxy card, or submit your proxy over the internet or telephone, whether or not you plan to attend the CWI 2 special meeting in person.

Opinion of CWI 1 Special Committee's Financial Advisor

        The CWI 1 special committee retained Barclays Capital Inc. ("Barclays") to act as its financial advisor with respect to CWI 1's exploration of strategic alternatives that would achieve or would facilitate the achievement of liquidity for the stockholders of CWI 1, including a business combination with CWI 2, an internalization of CWI 1's external advisor, a sale of CWI 1, an initial public offering of CWI 1 common stock, and/or a direct listing of CWI 1 common stock. Barclays delivered its oral opinion to the CWI 1 special committee that, as of the date of the written fairness opinion and based upon and subject to the factors and assumptions set forth therein, from a financial point of view, after giving effect to the merger, the internalization, and the transactions contemplated by the commitment agreement (collectively, the "reviewed transaction"), the per share merger consideration was fair to the holders of shares of CWI 1 common stock (other than the Excluded Entities).

        The full text of the written opinion of Barclays, dated October 21, 2019, which sets forth assumptions made, procedures followed, matters considered, and limitations on the review undertaken in connection with the opinion, is attached as Annex E to this Joint Proxy Statement/Prospectus and is incorporated herein by reference. You should read the opinion carefully in its entirety. The Barclays opinion was provided to the CWI 1 special committee and addresses only, as of the date of the opinion, based upon and subject to the factors and assumptions set forth therein, from a financial point of view, after giving effect to the reviewed transaction, the fairness of the per share merger consideration to the holders of shares of CWI 1 common stock (other than the Excluded Entities). The Barclays opinion does not constitute a recommendation to any holder of shares of CWI 1 common stock as to how such holder should vote with respect to the reviewed transaction. See the section titled "Opinion of Financial Advisor to the CWI 1 Special Committee" beginning on page 125.

        Barclays provided advisory services and its opinion for the information and assistance of the CWI 1 special committee in connection with its consideration of the reviewed transaction. Pursuant to an engagement letter between CWI 1 and Barclays, CWI 1 has paid Barclays an opinion fee of $500,000 and has agreed to pay Barclays an additional transaction fee, currently estimated at approximately $8,000,000, which will be payable by CWI 1 upon the consummation of the reviewed transaction.

Opinion of CWI 2 Special Committee's Financial Advisor as to the Merger

        The CWI 2 special committee retained Morgan Stanley & Co. LLC ("Morgan Stanley") to act as its financial advisor in connection with CWI 2's exploration of strategic alternatives, including a potential merger with CWI 1. At a meeting of the CWI 2 special committee, Morgan Stanley rendered its oral opinion (confirmed by delivery of a written opinion dated October 21, 2019) to the CWI 2 special committee to the effect that as of the date of the written opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to CWI 2.

        The full text of the written opinion of Morgan Stanley, dated October 21, 2019, is attached as Annex F to this Joint Proxy Statement/Prospectus and is incorporated herein by reference, and it sets forth, among other things, the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of Morgan Stanley's opinion in this section is qualified in its entirety by reference to the full text of the opinion. You should read the entire opinion carefully and in its entirety.

        Morgan Stanley's opinion was directed to the CWI 2 special committee (in its capacity as such) and only addressed, as of the date of the written opinion, the fairness from a financial point of view to CWI 2 of the exchange ratio pursuant to the merger agreement; it did not address any other term, aspect, or implication of the merger agreement, the internalization agreement, or the transactions respectively contemplated thereby, or any other agreement, instrument, arrangement, or understanding entered into in connection therewith. Morgan Stanley expressed no view or opinion with respect to the internalization agreement or the transactions contemplated thereby. Morgan Stanley's opinion, the summary thereof, and the related analyses set forth herein were not intended to, and do not, constitute any opinion, advice, or recommendation as to, or otherwise address, how any security holder of CWI 2 or of CWI 1 should act or vote at the special meetings with respect to any matter relating to the proposed transaction. See the section titled "Opinion of Financial Advisors to the CWI 2 Special Committee" beginning on page 133.

        Pursuant to an engagement letter between CWI 2 and Morgan Stanley, CWI 2 has agreed to pay Morgan Stanley a fixed fee of $5,000,000 for its services, $1,000,000 of which was payable upon entry by CWI 1 and CWI 2 into the merger agreement and the remainder of which is contingent and payable upon the closing of the merger, and an incentive fee of up to $3,000,000 payable in the CWI 2 special committee's sole discretion upon the consummation of the merger.

Opinion of CWI 2 Special Committee's Financial Advisor as to the Internalization

        The CWI 2 special committee engaged Duff & Phelps, LLC ("Duff & Phelps"), to serve as an independent financial advisor to the CWI 2 special committee to provide an opinion as to the fairness from a financial point of view of the consideration to be paid in the internalization. At a meeting of the CWI 2 special committee, Duff & Phelps rendered its oral opinion (confirmed by delivery of a written opinion dated October 22, 2019) to the CWI 2 special committee, as of the date of the opinion, on the fairness from a financial point of view to CWI 2 and to the holders of shares of CWI 2 common stock immediately prior to the merger of the consideration to be paid in the internalization (without giving effect to any impact of the payment of such consideration on any particular stockholder other than in its capacity as a stockholder), based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken.

        The full text of the Duff & Phelps written opinion, dated October 22, 2019, is attached as Annex G to this Joint Proxy Statement/Prospectus and is incorporated herein by reference, and it sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations in rendering such opinion. The summary of the Duff & Phelps opinion in this section is qualified in its entirety by reference to the full text of the opinion. You should read the full text of the Duff & Phelps opinion carefully and in its entirety.

        Duff & Phelps provided the Duff & Phelps opinion solely for the use and benefit of the CWI 2 special committee (solely in their capacity as members of the CWI 2 special committee and of the CWI 2 board) in connection with its consideration of the internalization and was not intended to, and does not, confer any rights or remedies upon any other person, and was not intended to, and may not, be used by any other person or for any other purpose, without Duff & Phelps's express consent. The Duff & Phelps opinion only addressed the fairness, from a financial point of view, to CWI 2 and to the holders of shares of CWI 2 common stock immediately prior to the merger of the consideration to be paid in the internalization transaction. It (i) did not address the merits of the underlying business decision to enter into the merger or the internalization versus any alternative strategy or transaction; (ii) did not address any transaction related to the internalization; (iii) was not a recommendation as to how the CWI 2 special committee or CWI 2 board or any CWI 2 stockholder should vote or act with respect to any matters relating to the merger or the internalization, or whether to proceed with the merger or the internalization or any related transaction; (iv) did not address the fairness of the merger or the consideration to be paid or received in the merger by CWI 2, CWI 2's stockholders, CWI 1, CWI 1's stockholders, or any other party; and (v) did not indicate that the consideration paid in the internalization is the best possibly attainable under any circumstances, and Duff & Phelps expressed no view or opinion with respect to the merger agreement or the transactions contemplated thereby. Duff & Phelps's written opinion, the summary thereof, and the related analyses set forth herein were not intended to, and do not, constitute any opinion, advice, or recommendation as to, or otherwise address, how any security holder of CWI 2 or of CWI 1 should act or vote at the special meetings with respect to any matter relating to the proposed transaction. See the section titled "Opinion of Financial Advisors to the CWI 2 Special Committee" beginning on page 133.

        Pursuant to an engagement letter between CWI 2 and Duff & Phelps, CWI 2 has paid Duff & Phelps a fee of $450,000 for its services.

Ownership of CWI 1's Stock by Directors and Executive Officers

        As of the close of business on the CWI 1 record date, CWI 1's and CWI 2's directors and executive officers, and WPC and its affiliates, held in the aggregate 5,856,326 shares of CWI 1 common stock, which represents approximately 4.1% of the shares of CWI 1 common stock issued and outstanding on that date.

Ownership of CWI 2's Stock by Directors and Executive Officers

        As of the close of business on the CWI 2 record date, CWI 1's and CWI 2's directors and executive officers, and WPC and its affiliates, held in the aggregate 3,733,296 shares of CWI 2 common stock, which represents approximately 4.0% of the shares of CWI 2 common stock issued and outstanding on that date.

The Combined Company's Directors and Executive Officers

        Immediately following the effective time of the merger, the combined company's board of directors will be increased to nine members comprised of the six current independent directors of CWI 1 and CWI 2, Michael G. Medzigian, Jason E. Fox, and John J. Park. Pursuant to the internalization agreement, WPC and certain of its affiliates will have the right to designate up to two members of the combined company's board for so long as WPC holds certain minimum amounts of capital stock of the combined company. See the section titled "The Internalization and the Internalization Agreement" beginning on page 163 for more information.

        Mr. Medzigian will serve as Chief Executive Officer, President, and chairman of the board of directors of the combined company. For a list of the executive officers of the combined company, see the section titled "The Companies—The Combined Company—The Combined Company's Directors and Executive Officers" beginning on page 77.

Potential Conflicts of Interest

        In considering the recommendation of the boards of directors of CWI 1 and CWI 2 to approve the merger proposal and the other proposals described in this Joint Proxy Statement/Prospectus, stockholders of CWI 1 and CWI 2 should be aware that potential conflicts of interest exist because WPC and its affiliates serve as the Advisor for each of CWI 1 and CWI 2, Watermark serves as the subadvisor for both companies, the companies share common management, and the officers and directors of CWI 1 and CWI 2 may have certain interests in the proposed transaction that are different from or in addition to the interests of CWI 1 stockholders and CWI 2 stockholders generally. The boards of directors of CWI 1 and CWI 2 (including the CWI 1 and CWI 2 special committees) knew about these potential conflicts and additional interests, and considered them when they approved the merger and other transactions, including the internalization. Certain of these potential conflicts and interests are set forth below.

        The closing of the merger is a condition to the closing of the internalization. Pursuant to the internalization agreement, CWI 2 and CWI 2 Operating Partnership will pay aggregate consideration of $125.0 million of their equity securities to WPC and Watermark, valued based on CWI 2's estimated net asset value per share of $11.41 as of December 31, 2018. The breakdown of the consideration is as follows:

  •
  affiliates of WPC will receive 1,300,000 shares of CWI 2 Series A preferred stock with an aggregate liquidation preference of $65.0 million and 2,840,549 shares of CWI 2 Class A common stock with an aggregate value of approximately $32.4 million; and

  •
  affiliates of Watermark will receive 2,417,996 limited partnership units in the CWI 2 Operating Partnership with an aggregate value of approximately $27.6 million, which are exchangeable on a one-for-one basis into shares of CWI 2 Class A common stock in accordance with the terms of the CWI 2 operating partnership agreement.

        Mr. Medzigian entered into an employment agreement with CWI 2 that will take effect at the closing of the merger. See the section titled "The Internalization and Internalization Agreement—CEO Employment Agreement" beginning on page 169 for a summary of terms of the CEO employment agreement.

        On October 1, 2019, CWI 1, CWI 2, Watermark, and Mr. Medzigian entered into a commitment agreement pursuant to which CWI 1 and CWI 2 agreed to pay Watermark a total of $6.95 million in consideration of the commitments of Watermark and Mr. Medzigian to wind-down and ultimately liquidate a private fund that was formed to raise capital to invest in lodging properties, and to devote their business activities exclusively to the affairs of CWI 1 and CWI 2 and certain other activities set forth in the commitment agreement, with the exception of the wind-down of the private fund and performing asset management services for two hotels owned by WPC. Of the amount payable to Watermark, $5.0 million was paid in October 2019 and the balance is payable in January 2020. See the section titled "The Internalization and the Internalization Agreement—Commitment Agreement" beginning on page 168 for a summary of terms of the commitment agreement. Each of Charles S. Henry, Michael D. Johnson, Robert E. Parsons, Jr., and William H. Reynolds, Jr. had been appointed to the investment and advisory committee of the private fund, and their respective positions terminated on October 3, 2019. As members of the investment and advisory committee, each of them received an annual cash retainer of $15,000.

        Until the closing of the internalization, the Advisor will continue to receive any and all accrued and unpaid fees and distributions pursuant to the CWI 1 advisory agreement, CWI 2 advisory agreement, and limited partnership agreements of CWI 1 Operating Partnership and of CWI 2 Operating Partnership. At September 30, 2019, the Advisor had accrued and unpaid fees of $2.6 million pursuant to the CWI 1 advisory agreement and CWI 1 operating partnership agreement, and $1.8 million pursuant to the CWI 2 advisory agreement and CWI 2 operating partnership agreement, excluding the disposition fees and incentive distributions being waived in connection with the merger and internalization. On a monthly basis, the Advisor earns an aggregate of approximately $2.1 million in asset management fees and $1.1 million in special general partner distributions from CWI 1 and CWI 2. WPC pays Watermark 20% of all fees and distributions it receives in respect of CWI 1 and 25% in respect of CWI 2.

        As of the close of business on the CWI 1 record date and the CWI 2 record date, CWI 1's and CWI 2's directors and executive officers, and WPC and its affiliates, held in the aggregate approximately 4.1% and 4.0% of the issued and outstanding shares of CWI 1 common stock and CWI 2 common stock, respectively. See the sections titled "The CWI 1 Special Meeting—Beneficial Ownership of CWI 1's Stock by Directors and Executive Officers" and "The CWI 2 Special Meeting—Beneficial Ownership of CWI 2's Stock by Directors and Executive Officers" beginning on pages 88 and 92, respectively.

        Each of the directors of CWI 1 and of CWI 2 will serve as directors of the combined company, and the independent directors will receive compensation for their service as directors.

        See the sections titled "The Companies—The Combined Company—Potential Conflicts of Interest of the Combined Company," "—Carey Watermark Investors 1 Incorporated—Certain Relationships and Related Transactions of CWI 1," and "—Carey Watermark Investors 2 Incorporated—Certain Relationships and Related Transactions of CWI 2" beginning on pages 84, 62, and 72, respectively.

No Stockholders' Appraisal Rights in the Merger

        No dissenters' or appraisal rights will be available to holders of CWI 1 common stock or CWI 2 common stock with respect to the merger or the other transactions contemplated by the merger agreement.

Conditions to Closing of the Merger

        A number of conditions must be satisfied or waived, where legally permissible, before the merger can be consummated. These include among others:

  •
  the approval by CWI 1's stockholders of the merger pursuant to the merger agreement and of the CWI 1 charter amendment;

  •
  the approval by CWI 2's stockholders of the merger pursuant to the merger agreement and of the CWI 2 charter amendment and the CWI 2 listing charter restatement;

  •
  the effectiveness of the Registration Statement on Form S-4, of which this Joint Proxy Statement/Prospectus is a part;

  •
  the accuracy of all representations and warranties made by the parties in the merger agreement and performance by the parties of their obligations under the merger agreement (subject in certain cases to certain materiality standards);

  •
  the absence of any material adverse effect with respect to any party; and

  •
  the continuation of the internalization agreement and related ancillary documents as legal, valid, binding obligations of the parties thereto, enforceable against them, and remaining in full force and effect without being rescinded, supplemented, modified or amended, or withdrawn in any way.

        Neither CWI 1 nor CWI 2 can give any assurance as to when, or if, all of the conditions to closing the merger will be satisfied or waived or that the merger will occur.

Regulatory Approvals in Connection with the Merger

        The merger may implicate certain regulatory requirements of municipal, state and federal, domestic or foreign, governmental agencies and authorities, including those relating to the offer and sale of securities. Neither CWI 1 nor CWI 2 is aware of any regulatory approvals that are expected to prevent the consummation of the merger. Under the merger agreement, CWI 1 and CWI 2 have each agreed to use its reasonable best efforts to take all actions necessary, proper or advisable to complete the merger and the other transactions contemplated by the merger agreement.

CWI 1 Go-shop

        Under the terms of the merger agreement, CWI 1 was permitted to solicit competing bids for a 30-day period beginning on October 23, 2019. CWI 1 was required to notify CWI 2 in writing, no later than two business days after the conclusion of the solicitation period, of the identity of each person who submitted a bona fide competing proposal during the solicitation period that was not withdrawn and that the CWI 1 special committee determined in good faith, after consultation with its financial advisors and outside legal counsel, to be a superior proposal.

No Solicitation and Change in Recommendation with Competing Proposal

        Since the expiration of the go-shop solicitation period, CWI 1 has been prohibited from soliciting competing bids. However, prior to CWI 1's receipt of its stockholders' approval of the merger, CWI 1 may negotiate with a third party after receiving an unsolicited written proposal if the CWI 1 special committee determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the unsolicited proposal constitutes or is reasonably likely to result in a superior proposal. Once a third-party proposal is received, CWI 1 must, among other things, notify CWI 2 within 24 hours following receipt of the proposal, keep CWI 2 informed of the status and material terms of the proposal and associated negotiations and provide CWI 2 with an unredacted copy of the proposal and a written summary of material terms not made in writing.

        The CWI 1 board may fail to recommend or change, qualify, withhold, withdraw, or modify its recommendation to its stockholders with respect to the merger and enter into an agreement to consummate a competing transaction with a third party if the CWI 1 special committee determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to take such action would be inconsistent with its duties as directors under Maryland law, the competing proposal is a superior proposal, and CWI 1 (in connection with terminating the merger agreement) pays a $28,690,000 termination fee to CWI 2 or, if CWI 1 enters into a definitive agreement with an "exempted person" (meaning a person that submitted a qualifying offer for an alternative transaction during the go-shop period), a lower fee of $21,520,000. Prior to any such termination, CWI 1 generally must provide CWI 2 with notice at least five business days prior to such termination and an opportunity to revise the terms of the merger agreement to make the competing proposal no longer a superior proposal.

        Under the terms of the merger agreement, CWI 2 is prohibited from soliciting competing bids. However, prior to CWI 2 receiving its stockholder approval of the merger, CWI 2 may negotiate with a third party after receiving an unsolicited written proposal if the CWI 2 special committee determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the unsolicited proposal constitutes or is reasonably likely to result in a superior proposal. Once a third-party proposal is received, CWI 2 must, among other things, notify CWI 1 within 24 hours following receipt of the proposal, keep CWI 1 informed of the status and material terms of the proposal and associated negotiations, and provide CWI 1 with an unredacted copy of the proposal and a written summary of material terms not made in writing.

        The CWI 2 board may fail to recommend or change, qualify, withhold, withdraw, or modify its recommendation to its stockholders with respect to the merger and enter into an agreement to consummate a competing transaction with a third party if the CWI 2 special committee determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to take such action would be inconsistent with its duties as directors under Maryland law, the competing proposal is a superior proposal, and CWI 2 (in connection with terminating the merger agreement) pays a $19,669,000 termination fee to CWI 1. Prior to any such termination, CWI 2 generally must provide CWI 1 with notice at least five business days prior to such termination and an opportunity to revise the terms of the merger agreement to make the competing proposal no longer a superior proposal.

        For more information regarding the limitations on the CWI 1 board and the CWI 2 board to consider other proposals, see the section titled "The Merger Agreement—Solicitation of Transactions" beginning on page 156.

Termination

        CWI 1 and CWI 2 may mutually agree to terminate the merger agreement before completing the merger, even after approval of CWI 1's stockholders and/or CWI 2's stockholders.

        In addition, either CWI 1 or CWI 2 may terminate the merger agreement if:

  •
  the merger is not consummated by March 31, 2020 (so long as the terminating party is not at fault);

  •
  there is a final, non-appealable order or injunction prohibiting the merger (so long as the terminating party is not at fault);

  •
  CWI 1's stockholders fail to approve the merger pursuant to the merger agreement (so long as the failure to obtain the approval of CWI 1's stockholders was not due to a failure of the terminating party to perform in all material respects with any of its obligations, covenants, or agreements under the merger agreement); or

  •
  CWI 2's stockholders fail to approve the merger pursuant to the merger agreement (so long as the failure to obtain the approval of CWI 2's stockholders was not due to a failure of the terminating party to perform in all material respects with any of its obligations, covenants, or agreements under the merger agreement).

        CWI 1, with the prior approval of the CWI 1 special committee, may terminate the merger agreement if:

  •
  CWI 2 breaches or fails to perform any of its representations, warranties, obligations, covenants, or other agreements set forth in the merger agreement which would result in a failure of CWI 1's conditions to closing the merger and CWI 2 does not cure such breach within a specified period;

  •
  CWI 1 accepts a superior proposal prior to the receipt of approval of CWI 1's stockholders, pays CWI 2 a termination fee in full, and enters into a definitive agreement relating to the superior proposal; or

  •
  CWI 2's board makes an adverse recommendation change prior to CWI 2's receipt of its stockholder approval of the merger.

        CWI 2, with the prior approval of the CWI 2 special committee, may terminate the merger agreement if:

  •
  CWI 1 breaches or fails to perform any of its representations, warranties, obligations, covenants, or other agreements set forth in the merger agreement which would result in a failure of CWI 2's conditions to closing the merger and CWI 1 does not cure such breach within a specified period;

  •
  CWI 2 accepts a superior proposal prior to the receipt of approval of CWI 2's stockholders, pays CWI 1 a termination payment in full, and enters into a definitive agreement relating to the superior proposal; or

  •
  the CWI 1 board has made an adverse recommendation change prior to CWI 1's receipt of its stockholder approval of the merger.

        For more information regarding the rights of CWI 1 and CWI 2 to terminate the merger agreement, see the section titled "The Merger Agreement—Termination of the Merger Agreement" beginning on page 160.

Termination Expenses

        Generally, all fees and expenses incurred in connection with the merger and the transactions contemplated by the merger agreement will be paid by the party incurring those expenses. However, each of CWI 1 and CWI 2 may be obligated to pay the other party an amount up to $5.0 million in expense reimbursement if the merger agreement is terminated under certain circumstances. Additionally, the merger agreement provides for the payment of a termination fee in certain circumstances either by CWI 1 in the amount of $28,690,000 or $21,520,000, as applicable, or by CWI 2 in the amount of $19,669,000.

        For more information regarding the termination fee and the expense reimbursement, see the section titled "The Merger Agreement—Termination Expenses" beginning on page 161.

Material U.S. Federal Income Tax Consequences of the Merger

        The merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. The closing of the merger is conditioned on, among other things, the receipt by each of CWI 1 and CWI 2 of an opinion from its respective counsel to the effect that the merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code.

        Assuming that the merger qualifies as a reorganization, U.S. holders of CWI 1 common stock will not recognize gain or loss for U.S. federal income tax purposes as a result of the exchange of shares of CWI 1 common stock for shares of CWI 2 Class A common stock in the merger.

        Holders of CWI 1 common stock should consult their tax advisors to determine the tax consequences to them (including the application and effect of any state, local, or non-U.S. income and other tax laws) of the merger in their particular circumstances.

Accounting Treatment of the Merger

        The merger is expected to be accounted for as a business combination in accordance with current authoritative accounting guidance. We expect to conclude that CWI 1 will be the accounting acquiror in the merger as (a) CWI 1's pre-merger stockholders will have a majority of the voting power in the combined company after the merger and (b) CWI 1 is significantly larger than CWI 2 when considering assets and revenues. As CWI 1 is expected to be the accounting acquiror while CWI 2 will be the legal acquiror, the merger will be accounted for as a reverse acquisition. The fair value of the consideration transferred in the merger will be measured based upon (a) the number of shares of common stock that CWI 1, as the accounting acquiror, would theoretically issue to CWI 2's stockholders to achieve the same ratio of ownership in the combined company upon completion of the merger, and (b) applying the estimated net asset value of CWI 1 as of December 31, 2018 (the "CWI 1 NAV"). The fair value of the consideration transferred in the merger will be allocated to the assets acquired and liabilities assumed as of the completion of the merger. Additionally, it is expected that any goodwill or gain from a bargain purchase will be recognized and measured in accordance with GAAP. The estimated fair value of the assets acquired, liabilities assumed, and consideration transferred may change significantly until the closing of the merger. Because CWI 1 is expected to be the accounting acquiror, its historical financial statements will become the historical financial statements of the combined company upon the closing of the merger. All transaction costs incurred by CWI 1 are expected to be expensed, and the consolidated financial statements of the combined company are expected to reflect the combined operations of CWI 1 and CWI 2 subsequent to the date of the merger.

        See the unaudited pro forma consolidated financial information and accompanying notes included in this Joint Proxy Statement/Prospectus beginning on page F-3.

Comparison of Rights of CWI 1 Stockholders and CWI 2 Stockholders

        If the merger is consummated, stockholders of CWI 1 will become stockholders of CWI 2. The rights of CWI 1 stockholders are currently governed by and subject to the provisions of the MGCL, and the charter and bylaws of CWI 1. Upon the consummation of the merger, the rights of the former CWI 1 stockholders who receive shares of CWI 2 Class A common stock in the merger will be governed by the MGCL and CWI 2's current charter and bylaws, rather than CWI 1's charter and bylaws. Additionally, as described herein, at the CWI 2 special meeting, CWI 2 stockholders are voting on proposals to approve a charter amendment and, in connection with a future initial public offering or stock exchange listing, an amended and restated charter.

        For a summary of certain differences between the rights of CWI 1 stockholders and CWI 2 stockholders, see the section titled "Comparison of Rights of CWI 1 Stockholders and CWI 2 Stockholders" beginning on page 223.

CWI 1 Charter Amendment

        If the CWI 1 charter amendment proposal is approved, the charter amendment will take effect immediately prior to the closing of the merger. For more information on the proposed CWI 1 charter amendment, see the section titled "Proposals Submitted to CWI 1's Stockholders" beginning on page 94.

CWI 2 Charter Amendment

        If the CWI 2 charter amendment proposal is approved, it will take effect concurrently with the effective time of the merger. For more information on the proposed amendment to CWI 2's charter, see the section titled "Proposals Submitted to CWI 2's Stockholders" beginning on page 97.

CWI 2 Listing Charter Restatement

        If the CWI 2 listing charter restatement proposal is approved, then CWI 2 will be authorized to file the amended and restated charter in the form attached hereto as Annex D to this Joint Proxy Statement/Prospectus, in connection with an initial public offering or stock exchange listing of the combined company. For more information on the proposed amendment and restatement of CWI 2's charter, see the section titled "The CWI 2 Listing Charter Restatement" beginning on page 171.

Selected Historical Financial Information of CWI 1

        The following selected historical financial information for each of the years during the five-year period ended December 31, 2018, have been derived from CWI 1's audited consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 15, 2019. The selected historical financial information as of and for the nine months ended September 30, 2019, has been derived from CWI 1's unaudited consolidated financial statements contained in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019, filed with the SEC on November 8, 2019. Interim results for the nine months ended and as of September 30, 2019, are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ended December 31, 2019. All information is presented in thousands, unless otherwise specified.

        You should read this selected historical financial information together with the financial statements and accompanying notes, which are included in this Joint Proxy Statement/Prospectus beginning on page F-13, and CWI 1 management's discussion and analysis of financial condition and results of operations, which are attached as Annex H to this Joint Proxy Statement/Prospectus.

        The following selected financial data is in thousands, except per share amounts and statistical data:

	Nine Months Ended September 30,		Years Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
Operating Data
Total hotel revenues	$469,362	$457,925	$613,887	$629,132	$651,095	$542,103	$348,079
Acquisition-related expenses	—	—	—	—	3,727	19,868	25,899
Net (loss) income	(10,045)	19,877	15,744	3,751	(6,976)	(30,640)	(33,720)
(Income) loss attributable to noncontrolling interests	(6,474)	(5,180)	(7,688)	1,177	(1,777)	4,915	988
Net (loss) income attributable to CWI stockholders	(16,519)	14,697	8,056	4,928	(8,753)	(25,725)	(32,732)
Basic and diluted (loss) income per share:
Net (loss) income attributable to CWI stockholders	(0.12)	0.11	0.06	0.04	(0.07)	(0.20)	(0.38)
Distributions declared per share	0.4275	0.4275	0.5700	0.5700	0.5700	0.5600	0.5500
Balance Sheet Data
Total assets	$2,211,465	$2,310,202	$2,280,144	$2,459,921	$2,476,944	$2,451,759	$1,994,570
Net investments in real estate(a)	1,911,694	2,035,601	2,022,367	2,181,592	2,225,070	2,173,203	1,522,474
Non-recourse debt, net, including debt attributable to Assets held for sale	1,274,847	1,329,838	1,326,014	1,420,913	1,456,152	1,350,835	961,909
WPC Credit Facility	35,000	41,637	41,637	68,637	—	—	—
Senior Credit Facility	—	—	—	—	22,785	20,000	—
Due to related parties and affiliates	3,040	4,667	6,258	3,611	2,628	3,104	2,059
Other Information
Net cash provided by operating activities	$76,040	$58,556	$82,856	$120,002	$84,359	$60,749	$33,054
Cash distributions paid	60,089	59,219	79,045	77,716	76,233	69,481	40,973
Supplemental Financial Measures
FFO attributable to CWI stockholders	$43,026	$46,381	$60,881	$58,581	$73,107	$47,624	$10,498
MFFO attributable to CWI stockholders	50,827	50,818	67,563	68,717	83,400	67,082	39,335
Consolidated Hotel Operating Statistics(b)
Occupancy	75.3%	77.4%	76.2%	76.3%	75.7%	76.3%	75.6%
ADR	$232.12	$224.52	$227.31	$219.68	$216.25	$204.79	$193.91
RevPAR	174.89	173.88	173.19	167.71	163.67	156.24	146.53

(a)
Net investments in real estate consist of net investments in hotels, assets held for sale, and equity investments in real estate.

(b)
Represents statistical data for CWI 1 consolidated hotels during the ownership period.

Selected Historical Financial Information of CWI 2

        The following selected historical financial information for each of the years during the five-year period ended December 31, 2018, have been derived from CWI 2's audited consolidated financial statements contained in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 15, 2019. The selected historical financial information as of and for the nine months ended September 30, 2019, has been derived from CWI 2's unaudited consolidated financial statements contained in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2019, filed with the SEC on November 8, 2019. Interim results for the nine months ended and as of September 30, 2019, are not necessarily indicative of, and are not projections for, the results to be expected for the fiscal year ended December 31, 2019. All information is presented in thousands, unless otherwise specified.

        You should read this selected historical financial information together with the financial statements and accompanying notes, which are included in this Joint Proxy Statement/Prospectus beginning on page F-87, and CWI 2 management's discussion and analysis of financial condition and results of operations, which are attached as Annex I to this Joint Proxy Statement/Prospectus.

        The following selected financial data is in thousands, except per share amounts and statistical data:

	Nine Months Ended September 30,
			Year Ended December 31,				May 22 (Inception) - Dec. 31, 2014
	2019	2018	2018	2017	2016	2015
Operating Data(a)
Total hotel revenues	$279,532	$276,456	$362,332	$340,810	$177,600	$49,085	—
Acquisition-related expenses	—	—	1,177	6,511	26,835	13,133	—
Net income (loss)	5,927	4,504	(349)	(4,494)	(17,450)	(12,063)	(108)
(Income) loss attributable to noncontrolling interests	(6,638)	(5,521)	(7,438)	(991)	(3,577)	(471)	—
Net loss attributable to CWI 2 stockholders	(711)	(1,017)	(7,787)	(5,485)	(21,027)	(12,534)	(108)
Basic and diluted loss per share:
Net loss attributable to CWI 2 stockholders—Class A common stock	—	(0.01)	(0.08)	(0.06)	(0.42)	(1.71)	(0.07)
Net loss attributable to CWI 2 stockholders—Class T common stock	(0.01)	(0.01)	(0.09)	(0.07)	(0.43)	(1.71)	—
Distributions declared per share—Class A common stock(b)	0. 5247	0.5247	0.6996	0.6955	0.6570	0.3775	—
Distributions declared per share—Class T common stock(c)	0.4475	0.4467	0.5959	0.5919	0.5545	0.3181	—
Balance Sheet Data
Total assets	$1,586,322	$1,627,053	$1,605,314	$1,641,848	$1,407,717	$478,979	$200
Net investments in real estate(d)	1,435,033	1,486,670	1,473,205	1,514,680	1,282,124	396,864	—
Non-recourse and limited-recourse debt, net	831,393	833,491	833,836	831,329	571,935	207,888	—
Due to related parties and affiliates(e)	1,790	1,998	1,984	1,726	231,258	4,985	108
Other Information
Net cash provided by (used in) operating activities	$49,383	$49,330	$68,956	$49,720	$24,559	$(3,553)	—
Cash distributions paid	33,871	32,910	44,004	36,446	17,633	621	—
Supplemental Financial Measures
FFO attributable to CWI 2 stockholders	$40,462	$37,863	$44,668	$36,919	$(321)	$(8,354)	N/A
MFFO attributable to CWI 2 stockholders	42,139	38,567	46,499	44,811	26,086	4,779	N/A
Consolidated Hotel Operating Statistics(f)
Occupancy	78.1%	80.3%	78.2%	78.3%	76.8%	71.8%	N/A
ADR	$252.67	$240.11	$239.41	$233.72	$200.39	$181.86	N/A
RevPAR	197.23	192.90	187.27	182.98	153.89	130.48	N/A

(a)
CWI 2 acquired its first hotel in April 2015.

(b)
For the first, second, and third quarters of 2019, $0.0339 of each distribution was payable in shares of CWI 2 Class A common stock. For the first, second, third, and fourth quarters of 2018, $0.0332, $0.0338, $0.0339, and $0.0339, respectively, was payable in shares of CWI 2 Class A common stock. For the first, second, third, and fourth quarters of 2017, $0.0332, $0.0338, $0.0339, and $0.0339, respectively, was payable in shares of CWI 2 Class A common stock. For the first, second, third, and fourth quarters of 2016, $0.0250, $0.0263, $0.0332, and $0.0332, respectively, was payable in shares of CWI 2

  Class A common stock. For the second, third, and fourth quarters of 2015, $0.0129, $0.0250, and $0.0250, respectively, was payable in shares of CWI 2 Class A common stock.

(c)
For the first, second, and third quarters of 2019, $0.0339 of each distribution was payable in shares of CWI 2 Class T common stock. For the first, second, third, and fourth quarters of 2018, $0.0332, $0.0338, $0.0339, and $0.0339, respectively, was payable in shares of CWI 2 Class T common stock. For the first, second, third, and fourth quarters of 2017, $0.0332, $0.0338, $0.0339, and $0.0339, respectively, was payable in shares of CWI 2 Class T common stock. For the first, second, third, and fourth quarters of 2016, $0.0236, $0.0263, $0.0332, and $0.0332, respectively, was payable in shares of CWI 2 Class T common stock. For the second, third, and fourth quarters of 2015, $0.0122, $0.0236, and $0.0236, respectively, was payable in shares of CWI 2 Class T common stock.

(d)
Net investments in real estate consist of net investments in hotels and equity investments in real estate.

(e)
At December 31, 2016, this amount included $210.0 million due to WPC for borrowings used to fund the acquisition of the Ritz-Carlton San Francisco. During the first quarter of 2017, CWI 2 fully repaid the $210.0 million loan. This amount also included an accrual of $11.9 million for the distribution and shareholder servicing fee, which as of December 31, 2016, was paid to Carey Financial, LLC, but is now paid directly to selected dealers or other investment representatives, and is therefore no longer included in "Due to related parties and affiliates" as of December 31, 2017 (see Note 3 in the section titled "Index to Financial Statements—CWI 2 Financial Statements—Notes to Consolidated Financial Statements" beginning on page F-103).

(f)
Represents statistical data for CWI 2 consolidated hotels during the ownership period.

Selected Unaudited Pro Forma Per Share Information

        The following tables set forth, for the year ended December 31, 2018, and for the nine months ended September 30, 2019, selected per share information for CWI 1 common stock and CWI 2 common stock on a historical and pro forma basis, after giving effect to the proposed transaction.

        You should read these tables together with CWI 1's and CWI 2's historical consolidated financial statements and accompanying notes included in this Joint Proxy Statement/Prospectus beginning on page F-13, from which these tables are derived.

        The following selected financial data is in thousands, except share and per share amounts:

	Nine Months Ended Sept. 30, 2019			Year Ended Dec. 31, 2018
	Historical			Historical
			Pro Forma Consolidated			Pro Forma Consolidated
	CWI 1	CWI 2		CWI 1	CWI 2
Net (Loss) Income Attributable to Stockholders	$(16,519)	$(711)	$7,733	$8,056	$(7,787)	$14,332
Net (Loss) Income Per Share	$(0.12)	—(Class A); $(0.01) (Class T)	$0.04 (Class A); $0.03 (Class T)	$0.06	$(0.08) (Class A); $(0.09) (Class T)	$0.07 (Class A); $0.06 (Class T)
Common Stock Distributions Declared	$(60,362)	$(34,169)	(102,650)	$(79,302)	$(44,227)	(133,262)
	($0.4275 per share)	($0.5247 and $0.4475 per share to Class A and Class T, respectively)	($0.5247 and $0.4475 per share to Class A and Class T, respectively)	($0.5700 per share)	($0.6996 and $0.5959 per share to Class A and Class T, respectively)	($0.6996 and $0.5959 per share to Class A and Class T, respectively)
Book Value Per Common Share	$4.58	$7.10 (Class A); $7.00 (Class T)	$7.21 (Class A); $7.10 (Class T)	$5.04	$7.56 (Class A); $7.38 (Class T)	N/A

Comparative Distribution Information

        The following table sets forth the quarterly distributions declared on CWI 1 common stock and on CWI 2 common stock for the periods indicated:

	CWI 1	CWI 2
		Class A		Class T
Quarter Ended	Distributions declared per share (cash)	Distributions declared per share (cash)	Distributions declared per share (stock)	Distributions declared per share (cash)	Distributions declared per share (stock)
March 31, 2018	$0.1425	$0.1410	$0.0339	$0.1153	$0.0339
June 30, 2018	0.1425	0.1410	0.0339	0.1147	0.0339
September 30, 2018	0.1425	0.1410	0.0339	0.1150	0.0339
December 31, 2018	0.1425	0.1410	0.0339	0.1153	0.0339
March 31, 2019	0.1425	0.1410	0.0339	0.1155	0.0339
June 30, 2019	0.1425	0.1410	0.0339	0.1150	0.0339
September 30, 2019	0.1425	0.1410	0.0339	0.1153	0.0339

Comparative Market Price Information

        There is no established public trading market for shares of CWI 1 common stock or CWI 2 common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Certain of the matters discussed in this Joint Proxy Statement/Prospectus constitute forward-looking statements within the meaning of the Securities Act and the Exchange Act, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding the intent, belief, or expectations and can be identified by the use of words such as "may," "will," "should," "would," "will be," "will continue," "will likely result," "assume," "outlook," "seek," "plan," "believe," "project," "expect," "anticipate," "intend," "estimate," "forecast," and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding projections as to the anticipated benefits of the proposed transaction; the ability to close the proposed transaction; the strategic rationale and transaction benefits; the combined company's corporate strategy and capital structure; the ability to execute future liquidity transactions, including a potential public listing or initial public offering; and estimated or future economic performance and results, including the amount and timing of any future cost savings, synergies, dividends, profitability, distribution coverage, reduction of indebtedness, asset sales, and estimated future growth.

        The statements are based on the current expectations, estimates, assumptions, and projections of CWI 1's and CWI 2's management. It is important to note that actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on CWI 1's or CWI 2's business, financial condition, liquidity, results of operations, MFFO, and prospects. You should exercise caution in relying on forward-looking statements as they involve known and unknown risks, uncertainties, and other factors that may materially affect the future results, performance, or achievements of the combined company. Discussions of some of these other important factors and assumptions are contained in the section titled "Risk Factors" beginning on page 32 and CWI 2's filings with the SEC, which are available at the SEC's website at www.sec.gov, including Item 1A. Risk Factors in CWI 2's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 15, 2019. Discussions of some of these other important factors and assumptions are contained in CWI 1's filings with the SEC and are available at the SEC's website at www.sec.gov, including Item 1A. Risk Factors in CWI 1's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, filed with the SEC on March 15, 2019. In light of these risks, uncertainties, assumptions, and factors, the forward-looking events discussed in this filing may not occur. Moreover, because CWI 1 and CWI 2 operate in a very competitive and rapidly changing environment, new risks are likely to emerge from time to time. Given these risks and uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements as a prediction of future results, which speak only as of the date of this filing, unless noted otherwise. Except as required by federal securities laws and the rules and regulations of the SEC, CWI 1, and CWI 2 do not undertake any obligation to revise or update any forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.

RISK FACTORS

        In addition to the other information included in this Joint Proxy Statement/Prospectus, including the matters addressed in the section titled "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 31, you should carefully consider the following risks before deciding how to vote. In addition, you should read and consider the risks associated with each of the businesses of CWI 1 and CWI 2 because these risks will also affect CWI 2 after the merger. Risks in relation to CWI 1 and CWI 2 can be found in CWI 1's and CWI 2's respective Annual Reports on Form 10-K for the fiscal year ended December 31, 2018, and other reports filed by CWI 1 and CWI 2 with the SEC. You should also read and consider the other information in this Joint Proxy Statement/Prospectus. See the section titled "Where You Can Find More Information" beginning on page 238.

Risks Related to the Proposed Transaction

The exchange ratio is fixed and will not be adjusted in the event of any change in the relative values of the shares of CWI 1 common stock or CWI 2 common stock.

        Upon the consummation of the merger, each issued and outstanding share of CWI 1 common stock (or fraction thereof) will be converted into the right to receive 0.9106 shares of CWI 2 Class A common stock. This exchange ratio is fixed pursuant to the merger agreement and will not be adjusted to reflect events or circumstances or other developments of which CWI 1 or CWI 2 become aware or which occur after the date of the merger agreement, or any changes in the relative values of CWI 1 and CWI 2, including:

  •
  changes in the respective businesses, operations, assets, liabilities, or prospects of CWI 1 and CWI 2;

  •
  changes in general market and economic conditions, and other factors generally affecting the relative values of CWI 1's and CWI 2's assets;

  •
  federal, state and local legislation, governmental regulation, and legal developments in the businesses in which CWI 1 and CWI 2 operate; or

  •
  other factors beyond the control of CWI 1 and CWI 2, including those described or referred to elsewhere in this "Risk Factors" section.

Completion of the proposed transaction is subject to a number of conditions, and if these conditions are not satisfied or waived, the merger will not be completed, which could result in the requirement that CWI 1 or CWI 2 pay certain termination fees or, in certain circumstances, that CWI 1 or CWI 2 pay expenses to the other party.

        The merger agreement is subject to many conditions which must be satisfied or waived in order to complete the merger. The internalization is conditioned on, among other things, the consummation of the merger. The mutual conditions of the parties under the merger agreement include, among others: (i) the receipt of all necessary consents and approvals; (ii) the approval of the merger by CWI 1's stockholders; (iii) the approval of the merger by CWI 2's stockholders; (iv) the absence of any law, order, or other legal restraint or prohibition that would prohibit, restrain, enjoin, or make illegal the merger or any of the transactions contemplated by the merger agreement; and (v) the effectiveness of the Registration Statement on Form S-4 filed by CWI 2 for purposes of registering the CWI 2 Class A common stock to be issued in connection with the merger. In addition, each party's obligation to consummate the merger is subject to certain other conditions, including among others: (a) the accuracy of the other party's representations and warranties (subject to customary materiality qualifiers and other customary exceptions); (b) the other party's compliance with its covenants and agreements contained in the merger agreement; (c) the absence of any circumstances constituting a material adverse effect on the other party; (d) the receipt of certain legal opinions; and (e) certain matters with respect to the internalization documents, including the internalization documents remaining legal, valid, binding obligations of and enforceable against the parties thereto, written confirmation that all of the conditions to closing the internalization have been satisfied or waived, and there being no violation or default under any internalization document. For a more complete summary of the conditions that must be satisfied or waived prior to the consummation of the merger, see the section titled "The Merger Agreement—Conditions to Obligations to Complete the Merger and Other Transactions" beginning on page 157.

        There can be no assurance that the conditions to closing the merger or the internalization will be satisfied or waived or that the merger or the internalization will be completed. Failure to consummate the merger or the internalization may adversely affect CWI 1's or CWI 2's results of operations and business prospects for the following reasons, among others: (i) each of CWI 1 and CWI 2 will incur certain transaction costs, regardless of whether the proposed transaction closes, which could adversely affect each company's respective financial condition, results of operations, and ability to make distributions to its stockholders, and (ii) the proposed transaction will divert the attention of personnel of the Advisor, CWI 1 Subadvisor, and CWI 2 Subadvisor from ongoing business activities, including the pursuit of other opportunities that could be beneficial to CWI 1 or CWI 2, respectively. In addition, CWI 1 or CWI 2 may terminate the merger agreement under certain circumstances, including among other reasons if the merger is not completed by March 31, 2020 and if the merger agreement is terminated under certain circumstances specified in the merger agreement, either CWI 1 or CWI 2 may be required to pay the other party a termination fee. The merger agreement also provides that one party may be required to reimburse the other party's transaction expenses, not to exceed $5 million, if the merger agreement is terminated under certain circumstances. See the section titled "The Merger Agreement—Termination Expenses" beginning on page 161.

The pendency of the proposed transaction could adversely affect the business and operations of CWI 1 and CWI 2.

        Prior to the effective date of the proposed transaction, some vendors of each of CWI 1 and CWI 2 may delay or defer decisions, which could negatively affect the revenues, earnings, cash flows, and expenses of CWI 1 and CWI 2, regardless of whether the merger is completed. Similarly, current and prospective employees of CWI 1 and CWI 2 may experience uncertainty about their future roles with the combined company following the proposed transaction, which may materially adversely affect the ability of such entities to attract and retain key personnel during the pendency of the merger. In addition, due to operating restrictions in the merger agreement, subject to certain exclusions, each of CWI 1 and CWI 2 may be unable, during the pendency of the merger, to pursue liquidity events, undertake significant capital projects, undertake certain significant financing transactions, and otherwise pursue other actions, even if such actions would prove beneficial.

The ownership percentage of CWI 2 common stockholders will be diluted by the proposed transaction.

        The merger will dilute the ownership percentage of CWI 2 common stockholders and result in CWI 2 common stockholders having a smaller ownership stake in the combined company as compared to their current stake in CWI 2. Immediately following the consummation of the merger, including the issuance of shares of CWI 2 Class A common stock to CWI 1 stockholders pursuant to the merger agreement, it is estimated that former CWI 1 stockholders will hold in the aggregate approximately 58%, and that continuing CWI 2 common stockholders will hold in the aggregate approximately 42%, of the issued and outstanding shares of common stock of the combined company. Consequently, CWI 2 common stockholders, as a general matter, may have less influence over the management and policies of the combined company after the effective date of the merger than they currently exercise over the management and policies of CWI 2.

        The stockholders of the combined company will be further diluted by the issuance of the common stock and Series A preferred stock and units in the CWI 2 Operating Partnership in the internalization.

The merger agreement contains provisions that could discourage a potential competing acquiror of either CWI 1 or CWI 2 or could result in any competing proposal being at a lower price than it might otherwise be.

        The merger agreement contains provisions that, subject to certain exceptions, restrict the ability of each of CWI 1 and CWI 2 to solicit, initiate, knowingly encourage, or knowingly facilitate competing third-party proposals to acquire all, or a significant part, of CWI 1 or CWI 2, as applicable. In addition, each of CWI 1 and CWI 2 generally has an opportunity to offer to modify the terms of the proposed merger in response to any competing acquisition proposals that may be made under certain circumstances. Upon termination of the merger agreement in certain circumstances, either CWI 1 or CWI 2 may be required to pay a termination fee to the other party, and in certain other circumstances, one party may be required to pay the other party's transaction expenses. See the sections titled "The Merger Agreement—Solicitation of Transactions" and "The Merger Agreement—Termination Expenses" beginning on pages 156 and 161, respectively.

        These provisions could discourage a potential competing acquiror that might have an interest in acquiring all, or a significant part, of either CWI 1 or CWI 2 from considering or proposing an acquisition, even if the competing acquiror were prepared to pay consideration with a higher per share value than the value proposed to be realized in the merger, or might result in a potential competing acquiror proposing to pay a lower price than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances.

The shares of CWI 2 common stock to be received by CWI 1 stockholders as a result of the merger will have rights different from the shares of CWI 1 common stock.

        Upon the consummation of the merger, the rights of former CWI 1 stockholders who receive CWI 2 common stock in the merger (and so become common stockholders of the combined company) will be governed by the charter and bylaws of the combined company and the MGCL. The rights associated with CWI 1 common stock are different from the rights associated with common stock of the combined company. See the section titled "Comparison of Rights of CWI 1 Stockholders and CWI 2 Stockholders" beginning on page 223 for a discussion of the different rights associated with CWI 2 common stock.

There may be unexpected delays in the consummation of the proposed transaction.

        The proposed transaction is expected to close during the first quarter of 2020, assuming that all of the conditions in the merger agreement are satisfied or waived. The merger agreement provides that either CWI 1 or CWI 2 may terminate the merger agreement if the merger has not occurred by March 31, 2020. Certain events may delay the consummation of the proposed transaction, including difficulties in obtaining the approval of CWI 1's stockholders and CWI 2's stockholders or satisfying the other closing conditions to which the merger is subject.

Some of CWI 1's, CWI 2's, and their affiliates' directors and officers have interests in the proposed transaction that are different from, or in addition to, those of the other CWI 1 stockholders and CWI 2 stockholders.

        Some of the directors and officers of CWI 2 have interests in the proposed transaction that are different from, or in addition to, those of CWI 1's stockholders and of CWI 2's stockholders generally. These interests include, among other things, the following: (i) the receipt by WPC and Watermark of consideration valued at $125.0 million in the aggregate (on the basis of CWI 2's estimated net asset value per share of $11.41 as of December 31, 2018) pursuant to the internalization agreement, of which affiliates of WPC will receive consideration valued at $97.4 million in the aggregate value and affiliates of Watermark will receive consideration valued at $27.6 million in the aggregate value; (ii) the CEO employment agreement that will take effect at the closing of the merger; (iii) the payment of $6.95 million to Michael G. Medzigian under the commitment agreement; (iv) the 5,856,326 shares of CWI 1 common stock and 3,733,296 shares of CWI 2 common stock owned by them as of the close of business on the CWI 1 record date and the CWI 2 record date, respectively; (v) the continued service of all of the independent directors of CWI 1 and of CWI 2 on the combined company's board of directors, for which they will receive compensation; and (vi) the other benefits described in the section titled "The Companies—The Combined Company—Potential Conflicts of Interest of the Combined Company" beginning on page 84. These interests, among other things, may influence or may have influenced CWI 2's directors to support or approve the merger.

The proposed transaction will result in changes to the board of directors of the combined company.

        Upon the consummation of the proposed transaction, the composition of the board of directors of the combined company will be different than those of the current CWI 1 board and the CWI 2 board. The board of directors of the combined company will consist of nine directors, and pursuant to the internalization agreement, the parties thereto have agreed that for so long as WPC beneficially owns capital stock of the combined company with a value, determined in accordance with the internalization agreement, (i) equal to or greater than $100 million, WPC shall have the right to designate two directors for election to the board of directors of the combined company, (ii) equal to or greater than $50 million but less than $100 million, WPC shall have the right to designate one director for election to the board, and (iii) less than $50 million, WPC shall have no right to designate any director for election to the board. In addition, Michael G. Medzigian will be chairman of the combined company's board of directors in accordance with the terms of his employment agreement. See the section titled "The Internalization and the Internalization Agreement—CEO Employment Agreement" beginning on page 169. The new composition of the combined company's board of directors may affect the future decisions of the combined company.

If the merger does not qualify as a tax-free reorganization, there may be adverse tax consequences.

        The merger is intended to qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. The closing of the merger is conditioned on, among other things, the receipt by each of CWI 1 and CWI 2 of an opinion of its respective counsel to the effect that the merger will qualify as a tax-free reorganization within the meaning of Section 368(a) of the Code. If the merger were to fail to qualify as a tax-free reorganization, then each CWI 1 stockholder generally would recognize gain or loss, as applicable, equal to the difference between (i) the sum of the fair market value of the shares of CWI 2 common stock received by the CWI 1 stockholder in the merger and (ii) the CWI 1 stockholder's adjusted tax basis in its CWI 1 common stock.

Risks Related to the Combined Company Following the Proposed Transaction

The combined company may experience adverse consequences as a result of internalization.

        The internalization involves a series of transactions and activities to internalize business operations within the combined company, including among others the termination of the existing advisory arrangements with the Advisor, CWI 1 Subadvisor, CWI 2 Subadvisor, and their respective affiliates, the hiring and onboarding of new employees by the combined company, and the assumption of contractual relationships and integration of services by the combined company. There is no guarantee that the internalization will be successful or achieve the results that are expected. If the merger and internalization are consummated, the combined company will be a self-managed REIT. The combined company will no longer bear the costs of the various fees and expense reimbursements previously paid to the Advisor, CWI 1 Subadvisor, CWI 2 Subadvisor, and their affiliates; however, the combined company's expenses will include the compensation and benefits of the combined company's officers, employees, and consultants, as well as overhead expenses. The combined company's employees will provide services historically provided by CWI 1's and CWI 2's external advisor, subadvisors, and their affiliates. The combined company will be subject to potential liabilities that are commonly faced by employers, such as workers' disability and compensation claims, potential labor disputes, and other employee-related liabilities and grievances, and the combined company will bear the cost of the establishment and maintenance of any employee compensation plans. In addition, neither CWI 1 nor CWI 2 has previously operated as a self-managed REIT, and the combined company may encounter unforeseen costs, expenses, and difficulties associated with providing these services on a self-advised basis. If the combined company incurs unexpected expenses as a result of its self-management, its results of operations could be lower than they otherwise would have been.

The combined company's operating results after the proposed transaction may materially differ from the pro forma information presented in this Joint Proxy Statement/Prospectus.

        The combined company's operating results after the proposed transaction may be materially different from those shown in the pro forma information presented in this Joint Proxy Statement/Prospectus, which represents only a combination of CWI 1's and CWI 2's historical results. See the section titled "Prospective Financial Information" beginning on page 149. The costs related to the merger and internalization could be higher or lower than currently estimated, depending on how difficult it is to integrate CWI 1's business with CWI 2's business and how difficult it is for the combined company to make the transition from being externally managed to self-managed.

The combined company will have substantial indebtedness upon the consummation of the merger.

        In connection with the merger, the combined company will assume the indebtedness of CWI 1 and will be subject to risks associated with debt financing, including a risk that the combined company's cash flow could be insufficient to meet required payments on its debt. As of September 30, 2019, CWI 1 had consolidated indebtedness of $1.3 billion and CWI 2 had consolidated indebtedness of $0.8 billion. After giving effect to the merger, the combined company's total pro forma consolidated indebtedness will increase. Taking into account each of CWI 1's and CWI 2's existing indebtedness, and the assumption and consolidation of indebtedness in the merger, the combined company's pro forma consolidated indebtedness as of September 30, 2019, after giving effect to the merger, would be approximately $2.3 billion. In addition, the combined company will issue Series A preferred stock having an aggregate liquidation preference of $65.0 million to WPC in the internalization, and these shares are redeemable at the option of the holder under certain circumstances.

        The combined company's indebtedness could have important consequences to holders of its common stock, including:

  •
  vulnerability of the combined company to general adverse economic and industry conditions;

  •
  limiting the combined company's ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

  •
  requiring the use of a substantial portion of the combined company's cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to pay distributions, fund working capital, acquisitions, capital expenditures, and general corporate requirements;

  •
  limiting the combined company's flexibility in planning for, or reacting to, changes in its business and its industry;

  •
  delaying the combined company's ability to consummate a future liquidity event, such as an initial public offering or public stock exchange listing, or causing any such event to occur at a lower valuation than if the combined company had less indebtedness; and

  •
  putting the combined company at a disadvantage compared to its competitors with less indebtedness.

If and when the combined company completes a liquidity event, the market value ascribed to the shares of common stock of the combined company upon the liquidity event may be significantly lower than the estimated net asset values per share of CWI 1 and CWI 2 used to establish the exchange ratio in the merger.

        In approving and recommending the merger, the CWI 1 special committee and the CWI 2 special committee considered the most recent estimated net asset values per share of CWI 1 and CWI 2, which are as of December 31, 2018. The estimated net asset value per share of the combined company will only be determined after the merger. In the event that the combined company completes a liquidity event after the consummation of the merger, such as an initial public offering or listing of its shares on a national securities exchange, the market value of the shares of the combined company upon the completion of such liquidity event may be significantly lower than the estimated net asset values considered by the CWI 1 special committee and CWI 2 special committee and the estimated net asset value per share of the combined company that may be reflected on the account statements of stockholders of the combined company after the consummation of the merger. For example, if the shares of the combined company are listed on a national securities exchange at some point after the consummation of the merger, the trading price of the shares may be significantly lower than the CWI 2 estimated value per share of $11.41 as of December 31, 2018.

Counterparties to certain significant agreements with CWI 1 or CWI 2 may exercise contractual rights under such agreements in connection with the proposed transaction.

        CWI 1 and CWI 2 are each party to certain agreements that give the counterparty certain rights following a "change in control," including in some cases the right to terminate the agreement. Under some such agreements, the proposed transaction may constitute a change in control and therefore the counterparty may exercise certain rights under the agreement upon the closing of the proposed transaction. Any such counterparty may request modifications of its agreements as a condition to granting a waiver or consent under its agreements. There can be no assurances that such counterparties will not exercise their rights under these agreements, including termination rights where available, or that the exercise of any such rights under, or modification of, these agreements will not adversely affect the business or operations of the combined company.

The combined company is subject to the risks of brand concentration.

        Of the combined company's hotels, 28 utilize brands owned by Marriott or Hilton as of September 30, 2019. As a result, the combined company's success is dependent in part on the continued success of their brands. A negative public image or other adverse event that becomes associated with those brands, such as the recent cybersecurity incident affecting Marriott hotels, could adversely affect hotels operated under those brands. If those brands suffer a significant decline in appeal to the traveling public, the revenues and profitability of the combined company's hotels operated under those brands could be adversely affected.

The combined company cannot assure stockholders that it will be able to continue paying distributions at the rate currently paid by CWI 2 or at all.

        The combined company's common stockholders may not receive distributions equivalent to those currently paid by CWI 2 following the proposed transaction for various reasons, including:

  •
  the combined company may not have enough cash to pay the cash portions of its distributions due to changes in the combined company's cash requirements, capital spending plans, cash flow, or financial position;

  •
  decisions on whether, when, and in which amounts to make any future distributions will remain at all times entirely at the discretion of the combined company's board of directors, which reserves the right to change CWI 2's current distribution practices at any time and for any reason; and

  •
  the combined company may desire to retain cash.

        Stockholders of the combined company will have no contractual or other legal right to distributions that have not been authorized by the combined company's board of directors.

Former CWI 1 stockholders should expect to receive a portion of future dividends from the combined company in shares of CWI 2 Class A common stock for the foreseeable future, with the effect that the amount of cash dividends received by former CWI 1 stockholders should be lower after the merger.

        The combined company currently expects to continue to pay dividends at the same annual rate as the dividend rate paid by CWI 2 before the merger; however, CWI 2 has historically paid a portion of its dividends in cash and a portion in stock, and the combined company expects to continue to do so for the foreseeable future. Assuming the combined company continues to pay dividends after the merger at the same annual rate as paid by CWI 2 before the merger, former CWI 1 stockholders will see an increase in the overall amount of dividends per share relative to the dividends paid by CWI 1, but the amount paid in cash will be less than the cash dividends per share paid by CWI 1.

The combined company may have adverse tax consequences if CWI 1 or CWI 2 has failed or fails to qualify as a REIT for U.S. federal income tax purposes.

        Each of CWI 1 and CWI 2 has operated in a manner that it believes has allowed it to qualify as a REIT for U.S. federal income tax purposes under the Code. Each intends to continue to do so through the time of the proposed transaction, and the combined company intends to continue operating in such a manner following the proposed transaction. Neither CWI 1 nor CWI 2 has requested or plans to request a ruling from the IRS that it qualifies as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. In order to qualify as a REIT, each of CWI 1 and CWI 2 must satisfy a number of requirements, including requirements regarding the ownership of its respective stock and the composition of its respective gross income and assets. Also, a REIT must make distributions to stockholders aggregating annually at least 90% of its net taxable income, excluding any net capital gains.

        If CWI 1 or CWI 2 fails to qualify as a REIT, or is determined to have failed to qualify as a REIT in a prior year, it will face serious tax consequences that would substantially reduce its cash available for distribution, including cash available to pay dividends to its stockholders, because:

  •
  such company would be subject to U.S. federal income tax on its net income at regular corporate rates for the years it did not qualify for taxation as a REIT (and, for such years, would not be allowed a deduction for dividends paid to stockholders in computing its taxable income);

  •
  such company could be subject to the U.S. federal alternative minimum tax (for taxable years ending prior to January 1, 2018) and possibly increased state and local taxes for such periods;

  •
  unless such company is entitled to relief under applicable statutory provisions of the Code, neither it nor any "successor" company could elect to be taxed as a REIT until the fifth taxable year following the year during which it was disqualified; and

  •
  for up to five years following re-election of REIT status, upon a taxable disposition of an asset owned as of such re-election, such company could be subject to corporate level tax with respect to any built-in gain inherent in such asset at the time of re-election.

        If CWI 1 failed to qualify as a REIT prior to the closing of the merger, the combined company, if it is determined to be a "successor" to CWI 1, would fail to qualify as a REIT and would be prohibited from making a REIT election for any taxable year prior to the fifth taxable year following the year during which CWI 1 was disqualified. In addition, the combined company would inherit any liability with respect to unpaid taxes of CWI 1 for any periods prior to the merger for which CWI 1 did not qualify as a REIT. As a result of all these factors, CWI 1's or CWI 2's failure to qualify as a REIT could impair the combined company's ability to expand its business and raise capital, and would materially adversely affect the value of its stock. In addition, for years in which the combined company does not qualify as a REIT, it will not otherwise be required to make distributions to stockholders.

The combined company depends on key personnel for its future success, and the loss of key personnel or inability to attract and retain personnel could harm the combined company's business.

        The future success of the combined company depends in large part on its ability to hire and retain a sufficient number of qualified personnel. The future success of the combined company also depends upon the service of the combined company's executive officers, who have extensive market knowledge and relationships and will exercise substantial influence over the combined company's operational, financing, acquisition, and disposition activity.

        Many of the combined company's other key executive personnel, particularly its senior managers, also have extensive experience. The loss of services of one or more members of the combined company's senior management team, or the combined company's inability to attract and retain highly qualified personnel, could adversely affect the combined company's business, diminish the combined company's investment opportunities, and weaken its relationships with lenders, business partners, and industry personnel, which could materially and adversely affect the combined company.

        Key employees may depart either before or after the merger because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company following the merger. Accordingly, no assurance can be given that CWI 2 or, following the merger, the combined company will be able to retain key employees to the same extent as in the past.

Risks Related to an Investment in CWI 2 and (After the Proposed Transaction) the Combined Company

The prices of shares being offered through CWI 2's distribution reinvestment plan are determined by its board of directors based upon CWI 2's net asset values from time to time and may not be indicative of the price at which the shares would trade if they were listed on an exchange or actively traded by brokers.

        The prices of the shares being offered through CWI 2's distribution reinvestment plan are determined by the CWI 2 board in the exercise of its business judgment based upon CWI 2's net asset values ("NAVs") from time to time. The valuation methodologies underlying CWI 2's NAVs involve subjective judgments. Valuations of real properties do not necessarily represent the price at which a willing buyer would purchase CWI 2's properties; therefore, there can be no assurance that CWI 2 would realize the values underlying its NAVs if CWI 2 were to sell its assets and distribute the net proceeds to CWI 2's stockholders. In addition, the values of CWI 2's assets and debt are likely to fluctuate over time. This price may not be indicative of (i) the price at which shares would trade if they were listed on an exchange or actively traded by brokers, (ii) the proceeds that a stockholder would receive if CWI 2 were liquidated or dissolved, or (iii) the value of CWI 2's portfolio at the time you dispose of your shares.

CWI 2's NAVs, including the December 31, 2018 NAV, were computed by the Advisor relying in part on information that the Advisor provided to a third party. In addition, there is no assurance that stockholders will realize a particular NAV in any future liquidity event.

        CWI 2's past NAVs were computed by the Advisor relying in part upon an annual third-party appraisal of the fair market value of CWI 2's real estate and third-party estimates of the fair market value of CWI 2's debt. Any valuation includes the use of estimates and CWI 2's valuation, including the NAV at December 31, 2018, used to determine the exchange ratio in the merger, may have been influenced by the information provided to the third party by the Advisor.

        Additionally, because NAVs are estimated values and can change as interest rate and real estate markets fluctuate, there is no assurance that a stockholder will realize a particular NAV in connection with any future liquidity event.

CWI 2 could have property losses that are not covered by insurance.

        CWI 2's property insurance policies provide that all of the claims from each of its hotels resulting from a particular insurable event must be combined together for purposes of evaluating whether the aggregate limits and sub-limits contained in CWI 2's policies have been exceeded. Therefore, if an insurable event occurs that affects more than one of CWI 2's hotels, the claims from each affected hotel will be added together to determine whether the aggregate limit or sub-limits, depending on the type of claim, have been reached. If the total value of the loss exceeds the aggregate limits available, each affected hotel may only receive a proportional share of the amount of insurance proceeds provided for under the policy. CWI 2 may incur losses in excess of insured limits, and as a result, may be even less likely to receive sufficient coverage for risks that affect multiple properties, such as earthquakes or catastrophic terrorist acts. In addition, catastrophic losses, such as those from successive or massive hurricanes or wildfires, could make the cost of insuring against such types of losses prohibitively expensive or difficult to obtain. Risks such as war, catastrophic terrorist acts, nuclear, biological, chemical, or radiological attacks, and some environmental hazards may be deemed to fall completely outside the general coverage limits of CWI 2's policies, may be uninsurable, or may be too expensive to justify insuring against.

        CWI 2 has encountered, and will likely continue to encounter, disputes concerning whether an insurance provider will pay a particular claim that CWI 2 believes is covered under its policy. Should a loss in excess of insured limits or an uninsured loss occur, or should CWI 2 be unsuccessful in obtaining coverage from an insurance carrier, CWI 2 could lose all, or a portion of, the capital that it has invested in a property, as well as the anticipated future revenue from the hotel. In such event, CWI 2 may nevertheless remain obligated for any mortgage debt or other financial obligations related to the property.

        CWI 2 obtains terrorism insurance to the extent required by lenders or franchisors as a part of its all-risk property insurance program, as well as its general liability policy. However, CWI 2's all-risk policies have limitations, such as per occurrence limits and sub-limits, which may have to be shared proportionally across participating hotels under certain loss scenarios. Also, all-risk insurers only have to provide terrorism coverage to the extent mandated by the Terrorism Risk Insurance Act for "certified" acts of terrorism—namely, those that are committed on behalf of non-U.S. persons or interests. Furthermore, CWI 2 does not have full replacement coverage at all of CWI 2's hotels for acts of terrorism committed on behalf of U.S. persons or interests ("non-certified" events) as CWI 2's coverage for such incidents is subject to sub-limits and/or annual aggregate limits. In addition, property damage related to war and to nuclear, biological, and chemical incidents is excluded under CWI 2's policies. While the Terrorism Risk Insurance Act will reimburse insurers for losses resulting from nuclear, biological, and chemical perils, it does not require insurers to offer coverage for these perils and, to date, insurers are not willing to provide this coverage, even with government reinsurance. Additionally, there is a possibility that Congress will not renew the Terrorism Risk Insurance Act, which would eliminate the federal subsidy for terrorism losses. As a result of the above, there remains uncertainty regarding the extent and adequacy of terrorism coverage that will be available to protect CWI 2's interests in the event of future terrorist attacks that impact its properties.

Compliance with the ADA and the related regulations, rules, and orders may adversely affect CWI 2's financial condition.

        Under the Americans with Disabilities Act (as amended, the "ADA"), all public accommodations, including hotels, are required to meet certain federal requirements for access and use by disabled persons. Various state and local jurisdictions have also adopted requirements relating to the accessibility of buildings to disabled persons. CWI 2 makes every reasonable effort to ensure that CWI 2's hotels substantially comply with the requirements of the ADA and other applicable laws. However, CWI 2 could be liable for both governmental fines and payments to private parties if it were determined that CWI 2's hotels are not in compliance with these laws. If CWI 2 were required to make unanticipated major modifications to CWI 2's hotels to comply with the requirements of the ADA and similar laws, it could materially adversely affect CWI 2's ability to make distributions to its stockholders and to satisfy its other obligations.

CWI 2's participation in joint ventures creates additional risk.

        From time to time, CWI 2 has and may continue to participate in joint ventures to purchase assets. There are additional risks involved in joint venture transactions. As a co-investor in a joint venture, CWI 2 would not be in a position to exercise sole decision-making authority relating to the property, the joint venture, or CWI 2's investment partner. In addition, there is the potential that CWI 2's joint venture partner may become bankrupt or that CWI 2 may have diverging or inconsistent economic or business interests. These diverging interests could, among other things, expose CWI 2 to liabilities in the joint venture investment in excess of CWI 2's proportionate share of those liabilities. The partition rights of each owner in a jointly owned property could reduce the value of each portion of the divided property.

CWI 2 is subject to the risks of real estate ownership.

        CWI 2's performance and asset value are, in part, subject to risks incident to the ownership and operation of real estate, including:

  •
  adverse changes in general or local economic conditions;

  •
  changes in local conditions, such as changes in traffic patterns, mass transit options, and neighborhood characteristics;

  •
  increases in the cost of property insurance;

  •
  uninsured property liability, property damage, or casualty losses;

  •
  changes in laws and governmental regulations, including those governing real estate usage, zoning, environmental issues, and taxes;

  •
  changes in operating expenses or unexpected expenditures for capital improvements;

  •
  exposure to environmental losses; and

  •
  force majeure and other factors beyond the control of CWI 2's management.

Changes in how LIBOR is determined, or the potential replacement of LIBOR with an alternative reference rate, may adversely affect CWI 2's interest expense.

        Certain instruments within CWI 2's debt profile are indexed to the London Interbank Offered Rate ("LIBOR"), which is a benchmark rate at which banks offer to lend funds to one another in the international interbank market for short-term loans. Concerns regarding the accuracy and integrity of LIBOR, including the underlying methodology for calculating LIBOR, led the United Kingdom to publish a review of LIBOR in September 2012. The review made a number of recommendations, including the introduction of statutory regulation of LIBOR, the transfer of responsibility for LIBOR from the British Bankers' Association to an independent administrator, changes to the method of compilation of lending rates, and new regulatory oversight and enforcement mechanisms for rate setting. Based on the review, final rules for the regulation and supervision of LIBOR by the Financial Conduct Authority (the "FCA") were published and came into effect on April 2, 2013. On July 27, 2017, the FCA announced its intention to phase out LIBOR rates by the end of 2021.

        CWI 2 cannot predict the impact of these changes, or any other regulatory reforms that may be enacted in other jurisdictions, to LIBOR. In addition, any other legal or regulatory changes made by the FCA or other governance or oversight bodies in the method by which LIBOR is determined or the transition from LIBOR to a successor benchmark may result in, among other things, a sudden or prolonged increase or decrease in LIBOR, a delay in the publication of LIBOR, or changes in the rules or methodologies in LIBOR, all of which may discourage market participants from continuing to administer or to participate in LIBOR's determination and, in certain situations, could result in LIBOR no longer being determined and published. If LIBOR is unavailable after 2021, the interest rates on CWI 2's LIBOR-indexed debt will be determined using various alternative methods, any of which may result in higher interest obligations than under the current form of LIBOR. Further, the same costs and risks that may lead to the discontinuation or unavailability of LIBOR may make one or more of the alternative methods impossible or impracticable to determine. Any of these proposals or consequences could have a material adverse effect on CWI 2's financing costs. Furthermore, there is no guarantee that a transition from LIBOR to an alternative will not result in financial market disruptions, significant increases in benchmark rates, or borrowing costs to borrowers, any of which could have an adverse effect on CWI 2's business, results of operations, financial condition, and liquidity.

Potential liability for environmental matters could adversely affect CWI 2's financial condition.

        Owners of real estate are subject to numerous federal, state, and local environmental laws and regulations. Under these laws and regulations, a current or former owner of real estate may be liable for costs of remediating hazardous substances found on its property, whether or not they were responsible for its presence. Although CWI 2 subjects its properties to an environmental assessment prior to acquisition, it may not be made aware of all the environmental liabilities associated with a property prior to its purchase, or CWI 2 or a subsequent owner may discover hidden environmental hazards after acquisition. The costs of investigation, remediation, or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of CWI 2's properties, or the failure to properly remediate a contaminated property, could adversely affect CWI 2's ability to sell the property or to borrow using the property as collateral.

        Various federal, state, and local environmental laws impose responsibilities on an owner or operator of real estate and subject those persons to potential joint and several liabilities. Typical provisions of those laws include:

  •
  responsibility and liability for the costs of investigation and removal (including at appropriate disposal facilities) or remediation of hazardous or toxic substances in, on, or migrating from CWI 2's real property, generally without regard to CWI 2's knowledge of, or responsibility for, the presence of the contaminants;

  •
  liability for claims by third parties based on damages to natural resources or property, personal injuries, or costs of removal or remediation of hazardous or toxic substances in, on or migrating from CWI 2's property; and

  •
  responsibility for managing asbestos-containing building materials, and third-party claims for exposure to those materials.

        Environmental laws may also impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures.

CWI 2 and its independent hotel operators rely on information technology in CWI 2's operations, and any material failure, inadequacy, interruption, or security failure of that technology could harm CWI 2's business.

        CWI 2 and its independent hotel operators rely on information technology networks and systems, including the internet, to process, transmit, and store electronic information, and to manage or support a variety of business processes, including financial transactions and records, personal identifying information, reservations, billing, and operating data. CWI 2 and its independent hotel operators purchase some information technology from third-party vendors and rely on commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of confidential customer information (e.g., personally identifiable information, including information relating to financial accounts). Although CWI 2 and its independent hotel operators have taken steps to protect the security of information systems and the data maintained in those systems, the independent hotel operators have encountered information technology issues in the past, and it is possible that such safety and security measures will not be able to prevent improper system functions, damage, or the improper access or disclosure of personally identifiable information. Security breaches, including physical or electronic break-ins, computer viruses, attacks by hackers, and similar breaches, can create system disruptions, shutdowns, or unauthorized disclosure of confidential information. Any failure to maintain proper function, security, and availability of information systems could interrupt CWI 2's operations, damage CWI 2's reputation, subject CWI 2 to liability claims or regulatory penalties, and could have a material adverse effect on CWI 2's business, financial condition, and results of operations.

CWI 2 faces risks relating to cybersecurity attacks, loss of confidential information, and other business disruptions.

        CWI 2's business is at risk from and may be impacted by cybersecurity attacks, including attempts to gain unauthorized access to confidential data and other electronic security breaches. Such cyberattacks can range from individual attempts to gain unauthorized access to CWI 2's or its independent hotel operators' information technology systems to more sophisticated security threats. While CWI 2 and its independent hotel operators employ a number of measures to prevent, detect, and mitigate these threats, including password protection, backup servers, and annual penetration testing, there is no guarantee such efforts will be successful in preventing a cyberattack. Cybersecurity incidents could compromise the confidential information of financial transactions and records, personal identifying information, reservations, billing, and operating data and disrupt and affect the efficiency of CWI 2's business operations.

Economic conditions may adversely affect the lodging industry.

        The performance of the lodging industry has historically been closely linked to the performance of the general economy and, specifically, growth in U.S. gross domestic product. It is also sensitive to business and personal discretionary spending levels. Declines in corporate budgets and consumer demand due to adverse general economic conditions, risks affecting or reducing travel patterns, lower consumer confidence, or adverse political conditions can lower the revenues and profitability of

CWI 2's hotel properties, and therefore CWI 2's net operating profits. An economic downturn could lead to a significant decline in demand for products and services provided by the lodging industry, lower occupancy levels, and significantly reduced room rates, which would likely adversely impact CWI 2's revenues and have a negative effect on CWI 2's profitability.

CWI 2 is subject to various operating risks common to the lodging industry, which may adversely affect CWI 2's ability to make distributions to CWI 2's stockholders.

        CWI 2's hotel properties and lodging facilities are subject to various operating risks common to the lodging industry, many of which are beyond its control, including:

  •
  competition from other hotel properties or lodging facilities in CWI 2's markets;

  •
  over-building of hotels in CWI 2's markets, which would adversely affect occupancy and revenues at CWI 2's hotels;

  •
  dependence on business and commercial travelers and tourism;

  •
  increases in energy costs and other expenses, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

  •
  increases in operating costs due to inflation and other factors that may not be offset by increased room rates;

  •
  changes in governmental laws and regulations, fiscal policies and zoning ordinances, and the related compliance costs of such changes;

  •
  adverse effects of international, national, regional, and local economic and market conditions;

  •
  unforeseen events beyond CWI 2's control, such as terrorist attacks, travel-related health concerns (including pandemics and epidemics), political instability, governmental restrictions on travel, regional hostilities, imposition of taxes or surcharges by regulatory authorities, travel-related accidents, and unusual weather patterns (including natural disasters such as hurricanes, wildfires, tsunamis, or earthquakes);

  •
  adverse effects of a downturn in the lodging industry; and

  •
  risks generally associated with the ownership of hotel properties and real estate, as discussed in other risk factors.

        These risks could reduce CWI 2's net operating profits, which in turn could adversely affect CWI 2's ability to make distributions to its stockholders.

Seasonality of certain lodging properties may cause quarterly fluctuations in results of operations of CWI 2's properties.

        Certain lodging properties are seasonal in nature and may lead to quarterly fluctuations in the results of operations of CWI 2's properties. Generally, occupancy rates and revenues are greater in the second and third quarters than in the first and fourth quarters of each year. Quarterly financial results may also be adversely affected by factors outside CWI 2's control, including weather conditions and poor economic factors. As a result, CWI 2 may need to enter into short-term borrowings during certain periods in order to offset these fluctuations in revenues, to fund operations, or to make distributions to CWI 2's stockholders.

The cyclical nature of the lodging industry may cause fluctuations in CWI 2's operating performance.

        The lodging industry is highly cyclical in nature. Fluctuations in operating performance are caused largely by general economic and local market conditions, which affect business and leisure travel levels.

In addition to general economic conditions, new hotel room supply is an important factor that can affect the lodging industry's performance, and over-building has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. A decline in lodging demand, a substantial growth in lodging supply, or a deterioration in the improvement of lodging fundamentals as forecast by industry analysts could result in returns that are substantially below expectations, or result in losses, which could have a material adverse effect on CWI 2's business, financial condition, results of operations, and ability to make distributions to its stockholders.

CWI 2 is subject to the risk of increased lodging operating expenses.

        CWI 2 is subject to the risk of increased lodging operating expenses, including the following cost elements: wage and benefit costs, including liabilities related to employment matters; repair and maintenance expenses; energy costs; property taxes; insurance costs; and other operating expenses. Any increases in one or more of these operating expenses could have a significant adverse impact on CWI 2's results of operations, financial position, and cash flows.

CWI 2 is subject to general risks associated with the employment of hotel personnel, particularly with hotels that employ or may employ unionized labor.

        While third-party hotel managers are responsible for hiring and maintaining the labor force at each of CWI 2's hotels, CWI 2 is subject to many of the costs and risks generally associated with the hotel labor force. Increased labor costs due to collective bargaining activity, minimum wage initiatives, and additional taxes or requirements to incur additional employee benefits costs may adversely impact its operating costs. CWI 2 may also incur increased legal costs and indirect labor costs as a result of contract disputes or other events. Hotels where CWI 2's managers have collective bargaining agreements with employees could be affected more significantly by labor force activities and additional hotels or groups of employees may become subject to additional collective bargaining agreements in the future. Increased labor organizational efforts or changes in labor laws could lead to disruptions in CWI 2's operations, increase CWI 2's labor costs, or interfere with the ability of CWI 2's management to focus on executing its business strategies (e.g., by consuming management's time and attention, limiting the ability of hotel managers to reduce workforces during economic downturns, etc.). In addition, from time to time, strikes, lockouts, boycotts, public demonstrations, or other negative actions and publicity may disrupt hotel operations at any of CWI 2's hotels, negatively impact CWI 2's reputation or the reputation of CWI 2's brands, cause CWI 2 to lose guests, or harm relationships with the labor forces at CWI 2's hotels.

CWI 2's results of operations, financial position, cash flows and ability to service debt and to make distributions to stockholders depend on the ability of the independent hotel operators to operate and manage the hotels.

        As a REIT, CWI 2 is allowed to own lodging properties but is prohibited from operating them. Therefore, in order for CWI 2 to satisfy certain REIT qualification rules, CWI 2 enters into leases with the TRS lessees for each of its lodging properties. The TRS lessees in turn contract with independent hotel operators that manage the day-to-day operations of CWI 2's properties. Although CWI 2 consults with the property operators with respect to strategic business plans, CWI 2 may be limited, depending on the terms of the applicable operating agreement and REIT qualification rules, in its ability to direct the actions of the independent hotel operators, particularly with respect to daily operations. Thus, even if CWI 2 believes that its lodging properties are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, RevPAR, ADR, or operating profits, CWI 2 may not have sufficient rights under a particular property operating agreement to force the property operator to change its method of operation. CWI 2 can only seek redress if a property operator violates the terms of the applicable property operating agreement with the TRS lessee, and then only to the extent of the remedies provided in the property operating agreement. CWI 2's results of operations, financial position, cash flows, and ability to service debt and to make distributions to stockholders are, therefore, substantially dependent on the ability of the property operators to successfully operate CWI 2's hotels. Some of CWI 2's operating agreements may have lengthy terms, may not be terminable by CWI 2 before the agreement's expiration, and may require the payment of substantial termination fees. In the event that CWI 2 is able to and do replace any of its property operators, it may experience significant disruptions at the affected hotels, which may adversely affect CWI 2's ability to make distributions to its stockholders.

There may be operational limitations associated with management and franchise agreements affecting CWI 2's properties and these limitations may prevent CWI 2 from using these properties to their best advantage for its stockholders.

        The TRS lessees hold some of CWI 2's properties and have entered into franchise or license agreements with nationally recognized lodging brands. These franchise agreements contain specific standards for, and restrictions and limitations on, the operation and maintenance of CWI 2's properties in order to maintain uniformity within the franchise system. The franchisors also periodically inspect CWI 2's properties to ensure that CWI 2 maintains their standards. CWI 2 does not know whether these limitations will restrict the business plans CWI 2 has tailored for each property and/or market.

        The standards are subject to change over time, in some cases at the direction of the franchisor, and may restrict the ability of CWI 2's TRS lessees, as franchisees, to make improvements or modifications to a property. Conversely, as a condition to the maintenance of a franchise license, a franchisor could also require CWI 2 to make capital expenditures, even if it does not believe the improvements are necessary, desirable, or likely to result in an acceptable return on its investment. Action or inaction by CWI 2 or its TRS lessees could result in a breach of those standards or other terms and conditions of the franchise agreements and could result in the loss or termination of a franchise license. In addition, when terminating or changing the franchise affiliation of a property, CWI 2 may be required to incur significant expenses or capital expenditures.

        The loss of a franchise license could have a material adverse effect upon the operations or the underlying value of the property covered by the franchise due to the associated loss of name recognition, marketing support, and centralized reservation systems provided by the franchisor. In addition, the loss of a franchise license for one or more lodging properties could materially and adversely affect CWI 2's results of operations, financial position, and cash flows, including CWI 2's ability to service debt and make distributions to its stockholders.

CWI 2 faces competition in the lodging industry, which may limit CWI 2's profitability and returns to CWI 2's stockholders.

        The lodging industry is highly competitive. This competition could reduce occupancy levels and revenues at CWI 2's properties, which would adversely affect CWI 2's operations. CWI 2 faces competition from many sources, including from (i) other lodging facilities, both in the immediate vicinity and the geographic market where CWI 2's lodging properties are located and (ii) nationally recognized lodging brands that CWI 2 is not associated with. In addition, increases in operating costs due to inflation may not be offset by increased room rates.

        Because CWI 2's properties are operated by independent hotel operators, CWI 2's revenues depend on the ability of such independent hotel operators to compete successfully with other hotels and resorts in their respective markets. Some of CWI 2's competitors may have substantially greater marketing and financial resources than CWI 2. If independent hotel operators are unable to compete successfully or if CWI 2's competitors' marketing strategies are effective, CWI 2's results of operations, financial condition, and ability to service debt may be adversely affected and may reduce the cash available for distribution to CWI 2's stockholders.

The lack of an active public trading market for CWI 2's shares could make it difficult for stockholders to sell shares quickly or at all. CWI 2 may amend, suspend, or terminate its redemption plan without giving CWI 2's stockholders advance notice.

        There is no active public trading market for CWI 2's shares and CWI 2 does not expect one to develop. Moreover, CWI 2 is not required to ever and may never undertake or complete a liquidity event, including an initial public offering or public stock exchange listing. CWI 2's stockholders should not rely on its redemption plan as a method to sell shares promptly because it includes numerous restrictions that limit stockholders' ability to sell their shares to CWI 2 and the CWI 2 board may amend, suspend, or terminate the plan without advance notice. In particular, the redemption plan provides that CWI 2 may redeem shares only if CWI 2 has sufficient funds available for redemption and to the extent the total number of shares for which redemption is requested in any quarter, together with the aggregate number of shares redeemed in the preceding three fiscal quarters, does not exceed 5% of the combined shares of Class A and Class T common stock outstanding as of the last day of the immediately preceding fiscal quarter. Given these limitations, it may be difficult for stockholders to sell their shares promptly or at all. In addition, the price received for any shares sold prior to a liquidity event is likely to be less than the applicable NAV at that time. Investor suitability standards imposed by certain states may also make it more difficult for stockholders to sell their shares to someone in those states.

The limit in CWI 2's charter on the number of CWI 2's shares a person may own may discourage a takeover, which might provide CWI 2's stockholders with liquidity or other advantages.

        To assist CWI 2 in meeting the REIT qualification rules, among other things, CWI 2's charter prohibits the ownership by one person or affiliated group of more than 9.8% in value of CWI 2's stock or more than 9.8% in value or number, whichever is more restrictive, of CWI 2's outstanding shares of common stock, unless exempted (prospectively or retroactively) by the CWI 2 board. This ownership limitation may discourage third parties from making a potentially attractive tender offer for CWI 2's stockholders' shares, thereby inhibiting a change of control in CWI 2.

CWI 2's accounting policies and methods are fundamental to how CWI 2 records and reports its financial position and results of operations, and they require management to make estimates, judgments, and assumptions about matters that are inherently uncertain.

        CWI 2's accounting policies and methods are fundamental to how CWI 2 records and reports its financial position and results of operations. CWI 2 has identified several accounting policies as being critical to the presentation of CWI 2's financial position and results of operations because they require management to make particularly subjective or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be recorded under different conditions or using different assumptions. Due to the inherent uncertainty of the estimates, judgments, and assumptions associated with these critical accounting policies, CWI 2 cannot provide any assurance that it will not make significant subsequent adjustments to its consolidated financial statements. If CWI 2's judgments, assumptions, and allocations prove to be incorrect, or if circumstances change, CWI 2's business, financial condition, revenues, operating expense, results of operations, liquidity, ability to pay dividends, or stock price may be materially adversely affected.

If CWI 2 recognizes substantial impairment charges on its properties, its net income may be reduced.

        CWI 2 may incur substantial impairment charges, which it is required to recognize: (i) whenever CWI 2 determines that the carrying amount of the property is not recoverable and exceeds its estimated fair value and (ii) for equity investments, whenever the estimated fair value of the investment's underlying net assets in comparison with the carrying value of CWI 2's interest in the investment has declined on an other-than-temporary basis. By their nature, the timing or extent of impairment charges are not predictable. CWI 2 may incur non-cash impairment charges in the future, which may reduce CWI 2's net income, although they should not affect CWI 2's FFO, which is the metric CWI 2 uses to evaluate its distribution coverage.

Conflicts of interest may arise between holders of CWI 2 common stock and holders of partnership interests in CWI 2 Operating Partnership.

        CWI 2's directors and officers have duties to CWI 2 and its stockholders under Maryland law and CWI 2's charter. At the same time, CWI 2 Operating Partnership was formed in Delaware and CWI 2, as general partner, has duties under Delaware law to CWI 2 Operating Partnership and the limited partners in connection with CWI 2's management of CWI 2 Operating Partnership. CWI 2's duties as general partner of CWI 2 Operating Partnership may come into conflict with the duties of CWI 2's directors and officers to CWI 2 and its stockholders.

        Under Delaware law, a general partner of a Delaware limited partnership owes its limited partners the duties of good faith and fair dealing. Other duties, including fiduciary duties, may be modified or eliminated in the operating partnership agreement. The operating partnership agreement of CWI 2 Operating Partnership provides that, for so long as CWI 2 owns a controlling interest in CWI 2 Operating Partnership, any conflict that cannot be resolved in a manner not adverse to either CWI 2's stockholders or the limited partners will be resolved in favor of CWI 2's stockholders. The provisions of Delaware law that allow the fiduciary duties of a general partner to be modified by a partnership agreement have not been tested in a court of law, and CWI 2 has not obtained an opinion of counsel covering the provisions set forth in the operating partnership agreement that purport to waive or restrict CWI 2's fiduciary duties.

        In addition, the operating partnership agreement expressly limits CWI 2's liability by providing that CWI 2 and its officers, directors, agents, and employees will not be liable or accountable to CWI 2 Operating Partnership for losses sustained, liabilities incurred, or benefits not derived if CWI 2 or its officers, directors, agents, or employees acted in good faith. Furthermore, CWI 2 Operating Partnership is required to indemnify CWI 2 and its officers, directors, employees, agents, and designees to the extent permitted by applicable law from, and against, any and all claims arising from operations of CWI 2 Operating Partnership, unless it is established that: (i) the act or omission was committed in bad faith, was fraudulent, or was the result of active and deliberate dishonesty; (ii) the indemnified party actually received an improper personal benefit in money, property, or services; or (iii) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. These limitations on liability do not supersede the indemnification provisions of CWI 2's charter.

Maryland law could restrict a change in control, which could have the effect of inhibiting a change in control of CWI 2 even if a change in control were in CWI 2's stockholders' interest.

        Provisions of Maryland law applicable to CWI 2 prohibit business combinations with:

  •
  any person who beneficially owns, directly or indirectly, 10% or more of the voting power of CWI 2's outstanding voting stock, referred to as an interested stockholder;

  •
  an affiliate or associate who, at any time within the two-year period prior to the date in question, was the beneficial owner of, directly or indirectly, 10% or more of the voting power of CWI 2's then-outstanding stock, also referred to as an interested stockholder; or

  •
  an affiliate of an interested stockholder.

        These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any business combination must be recommended by the CWI 2 board and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of CWI 2's outstanding voting stock and two-thirds of the votes entitled to be cast by holders of CWI 2's outstanding voting stock (other than voting stock held by the interested stockholder or by an affiliate or associate of the interested stockholder). These requirements could have the effect of inhibiting a change in control of CWI 2 even if a change in control were in CWI 2's stockholders' interest. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the CWI 2 board prior to the time that someone becomes an interested stockholder. In addition, a person is not an interested stockholder if the board of directors approved in advance the transaction by which he or she otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board. Neither CWI 1 nor CWI 2 has taken any action to opt out of these provisions.

CWI 2's charter permits the CWI 2 board to issue stock with terms that may subordinate the rights of the holders of CWI 2's current common stock or discourage a third party from acquiring CWI 2.

        The CWI 2 board may determine that it is in CWI 2's best interests to classify or reclassify any unissued stock and establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, and terms or conditions of redemption of any such stock. Thus, the CWI 2 board could authorize the issuance of such stock with terms and conditions that could subordinate the rights of the holders of CWI 2 common stock or have the effect of delaying, deferring or preventing a change in control of CWI 2, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of CWI 2's assets) that might provide a premium price for holders of CWI 2 common stock. In addition, the CWI 2 board, with the approval of a majority of the entire board and without any action by the stockholders, may amend CWI 2's charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that CWI 2 has authority to issue. If the CWI 2 board determines to take any such action, it will do so in accordance with the duties that the CWI 2 directors owe to CWI 2 and to the holders of CWI 2 common stock.

        The CWI 2 board has approved the issuance of CWI 2's Series A preferred stock to WPC in the internalization. See the section titled "The Internalization and Internalization Agreement—CWI 2 Series A Preferred Stock" beginning on page 164 for more information.

While CWI 2 believes that it is properly organized as a REIT in accordance with applicable law, CWI 2 cannot guarantee that the IRS will find that CWI 2 has qualified as a REIT.

        CWI 2 believes that it has been organized and operated in conformity with the requirements for qualification as a REIT under the Code commencing with CWI 2's taxable year ended December 31, 2015 and that CWI 2's current and anticipated investments and proposed plan of operation will enable CWI 2 to continue to meet the requirements for qualification and taxation as a REIT. Investors should be aware, however, that the IRS or any court could take a position different from CWI 2's own. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in CWI 2's circumstances, no assurance can be given that CWI 2 has qualified or will qualify as a REIT for any particular year.

        Furthermore, CWI 2's qualification and taxation as a REIT will depend on CWI 2's satisfaction of certain asset, income, organizational, distribution, stockholder ownership, and other requirements on a continuing basis. CWI 2's ability to satisfy the quarterly asset tests under applicable Code provisions and Treasury Regulations will depend in part upon the CWI 2 board's good faith analysis of the fair market values of CWI 2's assets, some of which are not susceptible to a precise determination. CWI 2's compliance with the REIT income and quarterly asset requirements also depends upon CWI 2's ability to successfully manage the composition of its income and assets on an ongoing basis. While CWI 2 believes that it has satisfied and will continue to satisfy these tests, CWI 2 cannot guarantee that this will be the case on a continuing basis.

If CWI 2 fails to remain qualified as a REIT, CWI 2 would be subject to U.S. federal income tax at corporate income tax rates and would not be able to deduct distributions to stockholders when computing CWI 2's taxable income.

        If, in any taxable year, CWI 2 fails to qualify for taxation as a REIT and is not entitled to relief under the Code, CWI 2 will:

  •
  not be allowed a deduction for distributions to stockholders in computing its taxable income;

  •
  be subject to U.S. federal and state income tax, including any applicable alternative minimum tax for taxable years ending prior to January 1, 2018, on its taxable income at regular corporate rates; and

  •
  be barred from qualifying as a REIT for the four taxable years following the year when CWI 2 was disqualified.

        Any such corporate tax liability could be substantial and would reduce the amount of cash available for distributions to CWI 2's stockholders, which in turn could have an adverse impact on the value of CWI 2 common stock. This adverse impact could last for five or more years because, unless CWI 2 is entitled to relief under certain statutory provisions of the Code, CWI 2 will be taxed as a corporation beginning the year in which the failure occurs and for the following four years.

        If CWI 2 fails to qualify for taxation as a REIT, CWI 2 may need to borrow funds or liquidate some investments to pay the additional tax liability. Were this to occur, funds available for investment would be reduced. REIT qualification involves the application of highly technical and complex provisions of the Code to CWI 2's operations, as well as various factual determinations concerning matters and circumstances not entirely within CWI 2's control. There are limited judicial or administrative interpretations of these provisions. Although CWI 2 plans to continue to operate in a manner consistent with the REIT qualification rules, CWI 2 cannot assure you that it will qualify in a given year or remain so qualified.

If any of CWI 2's leases with its TRSs (including leases acquired from CWI 1 pursuant to the merger) are not respected as true leases for U.S. federal income tax purposes, CWI 2 could fail to qualify to be taxed as a REIT.

        To qualify to be taxed as a REIT, CWI 2 will be required to satisfy two gross income tests, pursuant to which specified percentages of CWI 2's gross income must be passive income, such as rent from real property. For rent paid pursuant to the leases between CWI 2 or a subsidiary thereof, as lessor, and one of its TRSs or a subsidiary thereof, as lessee, which constitutes, and is expected to continue to constitute, substantially all of CWI 2's gross income, to qualify for purposes of the REIT gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and must not be treated as service contracts, joint ventures, or some other type of arrangement. CWI 2 believes its leases will be respected as true leases for U.S. federal income tax purposes. There can be no assurance, however, that the IRS will agree with this characterization. If any of the leases were not respected as a true lease for U.S. federal income tax purposes, CWI 2 may not be able to satisfy either of the two gross income tests applicable to REITs, and CWI 2 may cease to qualify as a REIT.

CWI 2's current hotel management companies, or any other hotel management companies that CWI 2 may engage in the future, may not qualify as "eligible independent contractors," or CWI 2's hotels may not be considered "qualified lodging facilities."

        Rent paid by a lessee that is a "related party tenant" of CWI 2 will not be qualifying income for purposes of the two gross income tests applicable to REITs. An exception is provided, however, for leases of "qualified lodging facilities" to a TRS so long as the hotels are managed by an "eligible independent contractor" and certain other requirements are satisfied. CWI 2 leases all of its hotels to one of its TRS lessees. All of CWI 2's hotels are operated pursuant to hotel management agreements with Marriott, Hilton, and other hotel management companies, each of which CWI 2 believes qualifies as an "eligible independent contractor." Among other requirements, to qualify as an eligible independent contractor, the hotel manager must not own, directly or through its stockholders, more than 35% of CWI 2's outstanding shares, and no person or group of persons can own more than 35% of CWI 2's outstanding shares and the shares (or ownership interest) of the hotel manager, taking into account certain ownership attribution rules. The ownership attribution rules that apply for purposes of these 35% thresholds are complex, and monitoring actual and constructive ownership of CWI 2's shares by its hotel managers and their owners may not be practical. Accordingly, there can be no assurance that these ownership levels will not be exceeded.

        In addition, for a hotel management company to qualify as an eligible independent contractor, such company or a related person must be actively engaged in the trade or business of operating "qualified lodging facilities" (as defined below) for one or more persons not related to CWI 2 or its TRS lessee at each time that such company enters into a hotel management contract with a TRS lessee. As of the date hereof, CWI 2 believes that each of its hotel management companies operates qualified lodging facilities for certain persons who are not related to CWI 2 or its TRSs. However, no assurance can be provided that the hotel management companies or any other hotel managers that CWI 2 may engage in the future will in fact comply with this requirement. Failure to comply with this requirement would require CWI 2 to find other managers for future contracts, and if CWI 2 hired a management company without knowledge of the failure, CWI 2's qualification as a REIT could be jeopardized.

        Finally, each property with respect to which CWI 2's TRS lessees pay rent must be a "qualified lodging facility." A "qualified lodging facility" is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, including customary amenities and facilities, provided that no wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. As of the date hereof, CWI 2 believes that the properties that are leased to its TRS lessees are qualified lodging facilities. Although CWI 2 has monitored and intends to continue to monitor future acquisitions, improvements of properties, and customary amenities provided at its properties, the REIT provisions of the Code provide only limited guidance for making determinations under the requirements for qualified lodging facilities, and there can be no assurance that these requirements will be satisfied. If any of CWI 2's properties are not deemed to be a "qualified lodging facility," CWI 2 may fail to qualify as a REIT.

CWI 2's ownership of its TRSs is subject to limitations and CWI 2's transactions with its TRSs could cause CWI 2 to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

        Overall, no more than 20% (25% for taxable years beginning prior to January 1, 2018) of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to provide assurance that the TRS is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. The 100% tax would apply, for example, to the extent that CWI 2 were found to have charged its TRS lessees rent in excess of an arm's-length rent. CWI 2 monitors the value of its investment in its TRSs for the purpose of ensuring compliance with TRS ownership limitations and structures CWI 2's transactions with its TRSs on terms that CWI 2 believes are arm's-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that CWI 2 will be able to comply with the 20% (25% for taxable years beginning prior to January 1, 2018) TRS limitations or to avoid application of the 100% excise tax.

If CWI 2's request for an extension of time under Treasury Regulation Section 301.9100-3 to timely make TRS elections with respect to three of CWI 2's subsidiaries is not granted, CWI 2 would either fail to qualify as a REIT or, assuming certain relief provisions applied, would be required to pay a significant penalty tax.

        CWI 2 has three subsidiaries, two of which are owned in joint venture with CWI 1, that lease qualified lodging facilities from CWI 2 Operating Partnership or such joint ventures with CWI 1. CWI 2 intended but inadvertently failed to make TRS elections with respect to those three subsidiaries. CWI 2 has requested an extension of time from the IRS, pursuant to Treasury Regulation Section 301.9100-3, to timely make a TRS election together with each such subsidiary. CWI 2 believes that it meets the requirements to be granted such extensions and that therefore CWI 2 will be able to continue to properly treat these subsidiaries as TRSs leasing qualified lodging facilities from CWI 2. Nonetheless the IRS may disagree with CWI 2's position and determine not to grant the extension of time, and therefore no assurance can be given that CWI 2 will in fact be able to make such elections to ensure that CWI 2 has qualified and will continue to qualify as a REIT.

        If the IRS does not grant the extension of time to file such TRS elections, then the rents CWI 2 received from such subsidiaries would constitute nonqualifying related party rental income for purposes of the 95% and 75% gross income tests and CWI 2's investment in such subsidiaries would constitute nonqualifying assets for purposes of the 10% asset tests. Under such circumstances, CWI 2 would either fail to qualify as a REIT or, if CWI 2 were able to establish that it acted with reasonable cause and not willful neglect, CWI 2 could maintain its REIT qualification but would be required to pay a penalty tax with respect to such failures in an amount which may be material.

If CWI 2 fails to make required distributions, it may be subject to U.S. federal corporate income tax.

        CWI 2 intends to declare regular quarterly distributions, the amount of which will be determined, and is subject to adjustment, by the CWI 2 board. However, CWI 2's existing debt instruments include, and CWI 2's future debt instruments may include, covenants that limit CWI 2's ability to make required REIT distributions. To continue to qualify and be taxed as a REIT, CWI 2 will generally be required to distribute at least 90% of its REIT taxable income (determined without regard to the dividends-paid deduction and excluding net capital gain) each year to its stockholders. Generally, CWI 2 expects to distribute all, or substantially all, of its REIT taxable income. If CWI 2's cash available for distribution falls short of CWI 2's estimates, CWI 2 may be unable to maintain the proposed quarterly distributions that approximate its taxable income and CWI 2 may fail to qualify for taxation as a REIT. In addition, CWI 2's cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes or the effect of non-deductible expenditures (e.g., capital expenditures, the creation of reserves, or required debt service or amortization payments). To the extent CWI 2 satisfies the 90% distribution requirement, but distributes less than 100% of its REIT taxable income, CWI 2 will be subject to U.S. federal corporate income tax on its undistributed taxable income. CWI 2 will also be subject to a 4% non-deductible excise tax if the actual amount that CWI 2 pays out to its stockholders for a calendar year is less than a minimum amount specified under the Code. In addition, in order to continue to qualify as a REIT, any

C-corporation earnings and profits to which CWI 2 succeeds must be distributed as of the close of the taxable year in which CWI 2 accumulates or acquires such C-corporation's earnings and profits.

Because CWI 2 is required to satisfy numerous requirements imposed upon REITs, CWI 2 may be required to borrow funds, sell assets, or raise equity on terms that are not favorable to CWI 2.

        In order to meet the REIT distribution requirements and maintain CWI 2's qualification and taxation as a REIT, CWI 2 may need to borrow funds, sell assets, or raise equity, even if then-prevailing market conditions are not favorable for such transactions. If CWI 2's cash flows are not sufficient to cover its REIT distribution requirements, it could adversely impact CWI 2's ability to raise short- and long-term debt, sell assets, or offer equity securities in order to fund the distributions required to maintain CWI 2's qualification and taxation as a REIT. Furthermore, the REIT distribution requirements may increase the financing CWI 2 needs to fund capital expenditures, future growth, and expansion initiatives, which would increase CWI 2's total leverage.

        In addition, if CWI 2 fails to comply with certain asset ownership tests at the end of any calendar quarter, CWI 2 must generally correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing CWI 2's REIT qualification. As a result, CWI 2 may be required to liquidate otherwise attractive investments. These actions may reduce CWI 2's income and amounts available for distribution to CWI 2's stockholders.

Because the REIT rules limit CWI 2's ability to receive distributions from TRSs, CWI 2's ability to fund distribution payments using cash generated through CWI 2's TRSs may be limited.

        CWI 2's ability to receive distributions from its TRSs is limited by the rules CWI 2 must comply with in order to maintain its REIT status. In particular, at least 75% of CWI 2's gross income for each taxable year as a REIT must be derived from real estate-related sources, which principally includes gross income from the leasing of CWI 2's properties. Consequently, no more than 25% of CWI 2's gross income may consist of dividend income from CWI 2's TRSs and other non-qualifying income types. Thus, CWI 2's ability to receive distributions from its TRSs is limited and may impact CWI 2's ability to fund distributions to its stockholders using cash flows from CWI 2's TRSs. Specifically, if CWI 2's TRSs become highly profitable, CWI 2 might be limited in its ability to receive net income from CWI 2's TRSs in an amount required to fund distributions to CWI 2's stockholders commensurate with that profitability.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from C corporations, which could cause investors to perceive investments in REITs to be relatively less attractive.

        The maximum U.S. federal income tax rate for certain qualified dividends payable by C corporations to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced qualified dividend rate. However, for taxable years beginning after December 31, 2017, and before January 1, 2026, under the Tax Cuts and Jobs Act of 2017, non-corporate taxpayers may deduct up to 20% of certain qualified business income, including "qualified REIT dividends" (generally, dividends received by a REIT stockholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations, resulting in an effective maximum U.S. federal income tax rate of 29.6% on such income. Although the reduced U.S. federal income tax rate applicable to qualified dividends from C corporations does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends, together with the recently reduced corporate tax rate (21%), could cause investors who are individuals, trusts, and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends.

THE COMPANIES

Carey Watermark Investors 1 Incorporated

        CWI 1 is a publicly owned, non-traded REIT that, together with its consolidated subsidiaries, invests in, manages and seeks to enhance the value of, interests in lodging and lodging-related properties, in the United States. CWI 1 conducts substantially all of its investment activities and owns all of its assets through the CWI 1 Operating Partnership. CWI 1 is a general partner and a limited partner of, and owns a 99.985% capital interest in, the CWI 1 Operating Partnership. An affiliate of WPC and Watermark holds a special general partner interest of 0.015% in the CWI 1 Operating Partnership. In order to qualify as a REIT, CWI 1 cannot operate hotels directly; therefore, CWI 1 leases its hotels to its TRS lessees. At September 30, 2019, CWI 1 held ownership interests in 26 hotels, with a total of 7,396 rooms.

        CWI 1 raised $575.8 million through its initial public offering, which ran from September 15, 2010 through September 15, 2013, and $577.4 million through its follow-on offering, which ran from December 20, 2013 through December 31, 2014. In addition, from inception through September 30, 2019, $246.0 million of distributions were reinvested in CWI 1 common stock through its distribution reinvestment plan (CWI 1's "DRIP"). CWI 1 has fully invested the proceeds from both its initial public offering and follow-on offering.

        In April 2019, CWI 1 announced that its Advisor had determined its estimated NAV per share as of December 31, 2018, to be $10.39.

        CWI 1 has no employees.

CWI 1's Business Objectives and Strategy

        CWI 1 is a non-traded REIT that strives to create value in the lodging industry. CWI 1's primary investment objectives are to provide stockholders with current income in the form of quarterly distributions and to increase the value of CWI 1's portfolio in order to generate long-term capital appreciation.

        CWI 1's core strategy for achieving these objectives is to build and enhance the value of a portfolio of interests in lodging and lodging-related investments. CWI 1 employs value-added strategies, such as rebranding, renovating, expanding, or changing hotel operators, when CWI 1 believes such strategies will increase the operating results and values of the hotels CWI 1 acquires. CWI 1 regularly reviews the hotels in its portfolio to ensure that they continue to meet its investment criteria. If CWI 1 were to conclude that a hotel's value has been maximized, or that it no longer fits within its financial or strategic criteria, CWI 1 may seek to sell the hotel and use the net proceeds for investments in its existing or new hotels, or to reduce its overall leverage. While CWI 1 does not operate the hotel properties, both its asset management team and its executive management team monitor and work cooperatively with the hotel operators in all aspects of the hotels' operations, including advising and making recommendations regarding property positioning and repositioning, revenue and expense management, operations analysis, physical design, renovation and capital improvements, guest experience, and overall strategic direction. CWI 1 believes that it can add significant value to its portfolio through intensive asset management strategies. CWI 1 executive and asset management teams have significant experience in hotels, as well as in creating and implementing innovative asset management initiatives.

        CWI 1 will adjust its investment focus from time to time based upon market conditions and views on relative value as market conditions change.

        The lodging properties CWI 1 has acquired include full-service branded hotels located in urban settings, resort properties, and select-service hotels. Full-service hotels generally provide a full complement of guest amenities, including food and beverage services, meeting and conference facilities, concierge and room service, and valet parking, among others. Select-service hotels typically have limited food and beverage outlets and do not offer comprehensive business or banquet facilities. Resort properties may include smaller boutique hotels and large-scale integrated resorts. All of CWI 1's investments to date have been in the United States.

Holding Period

        CWI 1 generally intends to hold its investments in real property for an extended period depending on the type of investment. The determination of whether a particular asset should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing economic conditions, with a view to achieving maximum capital appreciation for its stockholders while avoiding increases in risk. No assurance can be given that this objective will be realized.

Financing Strategies

        At September 30, 2019, CWI 1's hotel portfolio, including both the hotels that it consolidates in its financial statements ("Consolidated Hotels") and the hotels that it records as equity investments in its financial statements ("Unconsolidated Hotels"), was 61% leveraged. CWI 1's organizational documents permit it to incur leverage of up to 75% of the total costs of its investments or 300% of its net assets (whichever is less), or a higher amount with the approval of a majority of its independent directors.

Transactions With Affiliates of CWI 1

        CWI 1 may borrow funds or purchase properties from, or enter into joint ventures with, affiliates, if it believes that doing so is consistent with its investment objectives and CWI 1 complies with its investment policies and procedures, and it has done so in the past. A majority of its directors (including the independent directors) must approve any significant investment in which CWI 1 invests jointly with an affiliate.

Competition

        The hotel industry is highly competitive. Hotels that CWI 1 acquires compete with other hotels for guests. Competitive factors include location, convenience, brand affiliation, room rates, range, and the quality of services, facilities, and guest amenities or accommodations offered. Competition includes competition from existing, newly renovated and newly developed hotels in the relevant segments. Competition can adversely affect the occupancy, average daily rates ("ADR"), and revenue per available room ("RevPAR") of CWI 1's hotels, and thus its financial results, and may require CWI 1 to provide additional amenities, incur additional costs, or make capital improvements that it otherwise might not choose to make, which may adversely affect CWI 1's profitability.

Seasonality

        Certain lodging properties are seasonal in nature. Generally, occupancy rates and revenues are greater in the second and third quarters than in the first and fourth quarters. As a result of the seasonality of certain lodging properties, there may be quarterly fluctuations in results of operations of CWI 1's properties. Quarterly financial results may be adversely affected by factors outside its control, including weather conditions and poor economic factors. As a result, CWI 1 may need to enter into short-term borrowings in certain periods in order to offset these fluctuations in revenues, to fund operations, or to make distributions to its stockholders.

Certain Environmental and Regulatory Matters

        CWI 1's hotel properties are subject to various U.S. federal, state, and local environmental laws and regulations. In connection with its current or prior ownership or operation of hotels, CWI 1 may potentially be liable for various environmental costs or liabilities (including investigation, clean-up, and disposal of hazardous materials released at, on, under, in, or from the property). Environmental laws and regulations typically impose responsibility without regard to whether the owner or operator knew of or was responsible for the presence of hazardous materials or contamination, and liability is often joint and several. As part of its efforts to mitigate these risks, CWI 1 typically engages third parties to perform assessments of potential environmental risks when evaluating new acquisitions or if required to do so by a lender. Such environmental surveys are limited in scope, however, and CWI 1 remains exposed to contaminant (e.g., such as asbestos and mold) and hazardous or regulated substances used during the routine operations of the hotels (e.g., swimming pool or dry cleaning chemicals). CWI 1's hotel properties incur costs to comply with environmental and health and safety laws and regulations and could be subject to fines and penalties for non-compliance.

        CWI 1 has not received written notice from any governmental authority of any material noncompliance, liability, or claim relating to hazardous or toxic substances or other environmental matters in connection with any of its properties. And although CWI 1 is not currently aware of any material environmental or health and safety claims pending or threatened against CWI 1, a claim may be asserted against us in the future that could have a material adverse effect on CWI 1.

        CWI 1 properties must comply with Title III of the Americans with Disabilities Act of 1990 (the "ADA") to the extent that such properties are "public accommodations" as defined by the ADA. CWI 1 believes that its properties are substantially in compliance with the ADA, however, the obligation to make readily achievable accommodations is an ongoing one and CWI 1 will continue to assess its properties and make alterations as appropriate.

Properties

        CWI 1's principal corporate offices are located in the offices of the Advisor at 50 Rockefeller Plaza, New York, NY 10020.

CWI 1's Hotels

        The following table sets forth certain information for each of CWI 1's Consolidated Hotels and Unconsolidated Hotels at September 30, 2019:

Hotels	State	Number of Rooms	Percentage Owned	Acquisition Date	Hotel Type
Consolidated Hotels
2012 Acquisitions
Hilton Garden Inn New Orleans French Quarter/CBD(a)	LA	155	88%	6/8/2012	Select-service
Lake Arrowhead Resort and Spa	CA	173	97%	7/9/2012	Resort
2013 Acquisitions
Courtyard Pittsburgh Shadyside	PA	132	100%	3/12/2013	Select-service
Hutton Hotel Nashville	TN	250	100%	5/29/2013	Full-service
Holiday Inn Manhattan 6th Avenue Chelsea	NY	226	100%	6/6/2013	Full-service
Fairmont Sonoma Mission Inn & Spa	CA	226	100%	7/10/2013	Resort
Marriott Raleigh City Center	NC	401	100%	8/13/2013	Full-service
Hawks Cay Resort(b)	FL	425	100%	10/23/2013	Resort
Renaissance Chicago Downtown	IL	560	100%	12/20/2013	Full-service
2014 Acquisitions
Hyatt Place Austin Downtown	TX	296	100%	4/1/2014	Select-service
Courtyard Times Square West	NY	224	100%	5/27/2014	Select-service
Sheraton Austin Hotel at the Capitol	TX	367	80%	5/28/2014	Full-service
Hampton Inn & Suites/Homewood Suites Denver Downtown Convention Center(c)	CO	302	100%	6/25/2014	Select-service
Sanderling Resort	NC	128	100%	10/28/2014	Resort
Marriott Kansas City Country Club Plaza	MO	295	100%	11/18/2014	Full-service
2015 Acquisitions
Westin Minneapolis	MN	214	100%	2/12/2015	Full-service
Westin Pasadena	CA	350	100%	3/19/2015	Full-service
Hilton Garden Inn/Homewood Suites Atlanta Midtown	GA	228	100%	4/29/2015	Select-service
Ritz-Carlton Key Biscayne(d)	FL	444	47%	5/29/2015	Resort
Ritz-Carlton Fort Lauderdale(e)	FL	198	70%	6/30/2015	Resort
Le Méridien Dallas, The Stoneleigh	TX	176	100%	11/20/2015	Full-service
2016 Acquisition
Equinox, a Luxury Collection Golf Resort & Spa	VT	199	100%	2/17/2016	Resort

		5,969

Unconsolidated Hotels
Hyatt Centric New Orleans French Quarter	LA	254	80%	9/6/2011	Full-service
Marriott Sawgrass Golf Resort & Spa(f)	FL	514	50%	4/1/2015	Resort
Ritz-Carlton Philadelphia	PA	301	60%	5/15/2015	Full-service
Ritz-Carlton Bacara, Santa Barbara(g)	CA	358	40%	9/28/2017	Resort

		1,427

(a)
On October 9, 2019, the venture, in which CWI 1 had an 88% controlling ownership interest, sold the hotel.

(b)
Includes 248 privately owned villas that participated in the villa/condo rental program at September 30, 2019, of which only 240 were available for rent as a result of damage caused by Hurricane Irma.

(c)
On November 21, 2019, CWI 1 sold its 100% ownership interest in the hotel.

(d)
CWI 2 owns an interest of approximately 19.3% in this venture. Also, the number of rooms presented includes 142 condo-hotel units that participated in the villa/condo rental program at September 30, 2019.

(e)
Includes 32 condo-hotel units that participated in the villa/condo rental program at September 30, 2019.

(f)
The remaining 50.0% interest in this venture is owned by CWI 2.

(g)
This investment represents a tenancy-in-common interest; the remaining 60.0% interest is owned by CWI 2.

CWI 1's Hotel Management and Franchise Agreements

Hotel Management Agreements

        All of CWI 1's hotels are managed by independent hotel operators pursuant to management or operating agreements, with many also subject to separate license agreements addressing matters pertaining to operation under the designated brand. As of September 30, 2019, CWI 1 had management or operating agreements with 12 different management companies related to CWI 1's Consolidated Hotels. Under these agreements, the managers generally have sole responsibility and exclusive authority for all activities necessary for the day-to-day operation of the hotels, including establishing room rates; securing and processing reservations; procuring inventories, supplies, and services; providing periodic inspection and consultation visits to the hotels by the managers' technical and operational experts; and promoting and publicizing the hotels. The managers provide all managerial and other employees for the hotels; review the operation and maintenance of the hotels; prepare reports, budgets, and projections; and provide other administrative and accounting support services to the hotels. These support services include planning and policy services, divisional financial services, product planning and development, employee staffing and training, corporate executive management, and certain in-house legal services. CWI 1 has certain approval rights over budgets, capital expenditures, significant leases, and contractual commitments, and various other matters.

        The initial terms of CWI 1's management and operating agreements, including those that have been assumed at the time of the hotel acquisition, typically range from five to 30 years, with one or more renewal terms at the option of the manager. The management agreements condition the manager's right to exercise options for specified renewal terms upon the satisfaction of specified economic performance criteria, or allow us to terminate at will with 30 to 60 days' notice. For hotels operated with separate franchise agreements, the manager typically receives compensation in the form of a base management fee, which is calculated as a percentage (generally ranging from 1.5% to 3.5%) of annual gross revenues, and an incentive management fee, which is typically calculated as a percentage of operating profit, either (i) in excess of projections with a cap or (ii) after the owner has received a priority return on its investment in the hotel.

        The management agreements relating to four of CWI 1's Consolidated Hotels contain the right and license to operate the hotels under specified brands; no separate franchise agreements exist and no separate franchise fee is required for these hotels. These management agreements incur a base management fee ranging from 3.0% to 3.5% of hotel revenues. Three of these hotels are managed by subsidiaries of Marriott, under the Ritz-Carlton and Renaissance brands, and one is managed by Fairmont, under the Fairmont brand.

Franchise Agreements

        Of CWI 1's Consolidated Hotels, 15 operate under franchise or license agreements with national brands that are separate from its management agreements. As of September 30, 2019, CWI 1 has 10 franchise agreements with Marriott owned brands, three with Hilton owned brands, one with InterContinental Hotels—owned brands, and one with a Hyatt-owned brand. Three of CWI 1's hotels are not operated with a hotel brand, so the hotels do not have franchise agreements.

        CWI 1's franchise agreements grant it the right to the use of the brand name, systems, and marks with respect to specified hotels and establish various management, operational, recordkeeping, accounting, reporting, and marketing standards and procedures that the licensed hotel must comply with. In addition, the franchisor establishes requirements for the quality and condition of the hotel and its furniture, fixtures and equipment, and CWI 1 is obligated to expend such funds as may be required to maintain the hotel in compliance with those requirements. Typically, CWI 1's franchise agreements provide for a license fee, or royalty, of 3.0% to 6.0% of room revenues and, if applicable, 2.0% to 3.0% of food and beverage revenue. In addition, CWI 1 generally pays 1.0% to 4.5% of room revenues as marketing and reservation system contributions for the system-wide benefit of brand hotels.

        CWI 1's typical franchise agreement provides for a term of 15 to 25 years. The agreements provide no renewal or extension rights and are not assignable. If CWI 1 breaches one of these agreements, in addition to losing the right to use the brand name for the applicable hotel, it may be liable, under certain circumstances, for liquidated damages equal to the fees paid to the franchisor with respect to that hotel during the three immediately preceding years.

CWI 1 Legal Proceedings

        At September 30, 2019, CWI 1 was not involved in any material litigation.

        Various claims and lawsuits arising in the normal course of business are pending against CWI 1. The results of these proceedings are not expected to have a material adverse effect on CWI 1's consolidated financial position, results of operations, or cash flows.

Market for CWI 1's Common Equity and Related Stockholder Matters

Unlisted Shares

        There is no active public trading market for our shares. At September 30, 2019, there were 31,371 holders of record of shares of CWI 1 common stock.

CWI 1 Equity Compensation Plan Information

        The following table presents information regarding CWI 1's equity compensation plans as of September 30, 2019:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options Warrants and Rights		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	118,375	(1)	0	(2)	3,681,440	(3)
Equity compensation plans not approved by security holders	0		0		0
	118,375	(1)	0	(2)	3,681,440	(3)

(1)
Reflects unvested restricted stock units granted under the CWI 1 Incentive Plan.

(2)
All restricted stock units are settled in shares of CWI 1 common stock on a one-for-one basis and accordingly do not have a weighted-average exercise price.

(3)
Awards under the CWI 1 Incentive Plan and the CWI 1 Directors' Incentive Plan are limited in amount (on a combined basis) to 4% of the issued and outstanding shares of CWI 1 common stock (on a fully diluted basis, including those issued and outstanding under the two stock incentive plans) at the time of award of the restricted stock units, subject to a ceiling of 4,000,000 shares.

Compensation of CWI 1 Directors and Executive Officers

        CWI 1 has no employees. Day-to-day management functions are performed by the Advisor. The Advisor has appointed CWA, LLC, an affiliate of Watermark, as the CWI 1 Subadvisor. The CWI 1 Subadvisor provides services to the Advisor primarily relating to acquiring, managing, financing, and disposing of CWI 1's assets and overseeing the independent property operators that manage the day-to-day operations of CWI 1's properties. In addition, CWI 1 Subadvisor provides CWI 1 with the services of Michael G. Medzigian, CWI 1's Chief Executive Officer, subject to the approval of CWI 1's independent directors. Prior to the proposed transaction, CWI 1 had not paid any compensation to CWI 1's executive officers. While CWI 1 has not reimbursed the Advisor for compensation or benefits paid to any of CWI 1's other executive officers, CWI 1 does reimburse the Advisor for the services of personnel other than CWI 1's executive officers. CWI 1 also reimburses CWI 1 Subadvisor (through the Advisor) for $200,000 of Mr. Medzigian's compensation in relation to the services he provided to CWI 1 in 2018. See the section titled "—Certain Relationships and Related Transactions of CWI 1" beginning on page 62 for a description of the contractual arrangements between us and the Advisor and its affiliates, and between the Advisor and CWI 1 Subadvisor.

        In addition, CWI 1 has adopted two stock incentive plans: the CWI 2010 Equity Incentive Plan (as may be amended from time to time, the "CWI 1 Incentive Plan") and the CWI Directors' Incentive Plan—2010 Equity Incentive Plan (as may be amended from time to time, the "CWI 1 Directors' Incentive Plan"). The purpose of the two stock incentive plans is to attract and retain the services of experienced and qualified individuals in a way that aligns their interests with those of CWI 1's stockholders. Awards under the two stock incentive plans are in the form of restricted stock units ("RSUs") that are valued based upon the most recently published estimated NAV per share. Awards under the plans are limited, on a combined basis, to 4% of the issued and outstanding shares of CWI 1 common stock (on a fully diluted basis, including those issued and outstanding under the two stock incentive plans) at the time the RSUs are awarded, subject to a ceiling of 4,000,000 shares. The stock incentive plans are administered by CWI 1's independent directors (in such capacity, the "CWI 1 Plan Administrator)." When making decisions regarding awards under the CWI 1 Incentive Plan, the CWI 1 Plan Administrator considers various factors, including the incentive compensation payable to the Advisor under the CWI 1 advisory agreement. The CWI 1 Plan Administrator may impose conditions on the transfer of RSUs received under the two stock incentive plans, and may impose other restrictions and requirements as it may deem appropriate. The CWI 1 Plan Administrator will also establish, as to each RSU issued under the two stock incentive plans, the terms and conditions upon which the restrictions on those shares shall lapse.

        Pursuant to the CWI 1 Incentive Plan, awards may be granted to CWI 1's officers and to employees of CWI 1 Subadvisor who perform services on CWI 1's behalf, and to non-director members of CWI 1's investment committee, if any. The CWI 1 Directors' Incentive Plan is for members of the board of directors who are not CWI 1's employees or employees of WPC or Watermark. In 2018, 61,178 RSUs, which vest over three years, are awarded under the CWI 1 Incentive Plan and 17,292 RSUs, which fully vested upon grant, are awarded under the CWI 1 Directors' Incentive Plan.

        In 2018, each non-employee director was paid an annual cash retainer of $35,000 and an annual grant of $45,000 of RSUs. In addition, during 2018, the chairman of the CWI 1 board's audit committee received an additional cash retainer of $10,000.

        The following table sets forth the amount of compensation received by CWI 1's directors in 2018. Jason E. Fox, chairman of the CWI 1 board, and Mr. Medzigian, CWI 1's Chief Executive Officer, did not receive compensation for serving as directors.

Director	Fees Earned or Paid in Cash	Stock Awards(1)	All Other Compensation(2)	Total
Charles S. Henry	$35,000	$45,000	$1,232	$81,232
Michael D. Johnson	35,000	45,000	1,232	81,232
Robert E. Parsons, Jr.(3)	45,000	45,000	1,240	91,240
William H. Reynolds, Jr.(3)	35,000	45,000	1,232	81,232
Simon M. Turner	0	0	0	0

	$150,000	$180,000	$4,936	$334,936

(1)
Reflects grant date fair value.

(2)
Reflects dividends paid on RSUs.

(3)
Messrs. Parsons and Reynolds resigned from the CWI 1 board effective as of December 6, 2018.

        Each of CWI 1's independent directors is entitled to reimbursement for up to $5,000 per annum of lodging, meals, parking, and certain other expenses at all of CWI 1's hotels. The purpose of this policy is to encourage CWI 1's independent directors to visit CWI 1's hotels in order to maintain and enhance their knowledge of CWI 1's portfolio. If a director does not use the annual allowance, the amount is forfeited. The aggregate amount reimbursed for the year ended December 31, 2018, was $1,384.

        During the quarter ended December 31, 2018, the CWI 1 board requested that its independent compensation consultant, Frederic W. Cook & Co., Inc. ("FW Cook"), conduct a review of the compensation paid to directors as part of the CWI 1 board's periodic review of such practices. Based on the results of that review and the advice of FW Cook, effective January 1, 2019, the CWI 1 board approved increasing the annual cash retainer to $45,000 and the annual grant of CWI 1 RSUs to $60,000. There was no change to the annual cash retainer payable to the chairman of the CWI 1 board's audit committee. In December 2018, the CWI 1 board formed the CWI 1 special committee, for which each committee member is paid an annual cash retainer of $60,000, except for the chairman of the CWI 1 special committee, Mr. Henry, who receives an annual cash retainer of $75,000. On September 17, 2019, in consideration of the significant amount of time spent and expected to be spent in the future by Mr. Henry on his responsibilities, the CWI 1 board determined to pay Mr. Henry an additional $50,000. The members of the CWI 1 special committee will also be reimbursed for any reasonable out-of-pocket expenses incurred by them in connection with their service as members of the special committee.

CWI 1 Board Report on Executive Compensation

        SEC regulations require the disclosure of the compensation policies applicable to executive officers in the form of a report by the compensation committee of the CWI 1 board of directors (or a report of the full board of directors in the absence of a compensation committee). As noted above, CWI 1 has no employees, paid no direct compensation, and the CWI 1 board made no executive compensation decisions during 2018. As a result, CWI 1 has no compensation committee and the CWI 1 board has not considered a compensation policy for employees.

CWI 1 Compensation Committee Interlocks and Insider Participation

        As noted above, the CWI 1 board has not appointed a compensation committee. None of the members of the CWI 1 board are involved in a relationship requiring disclosure as an interlocking executive officer/director, under Item 404 of Regulation S-K, or as a former officer or employee of CWI 1.

Securities Ownership of Certain CWI 1 Beneficial Owners and Management

        "Beneficial Ownership" as used herein has been determined in accordance with the rules and regulations of the SEC and is not to be construed as a representation that any of such shares are in fact beneficially owned by any person. CWI 1 knows of no stockholder who beneficially owned more than 5% of the outstanding shares of CWI 1's stock.

        The following table shows how many shares of CWI 1 common stock were owned, as of September 30, 2019, by CWI 1's directors and named executive officers, which under SEC regulations consists of CWI 1's Chief Executive Officer and Chief Financial Officer. Directors and named executive officers who owned no shares are not listed in the table. The business address of the directors and named executive officers listed below is the address of CWI 1's principal executive offices, 50 Rockefeller Plaza, New York, NY 10020.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class
Michael G. Medzigian(2)	91,870	*
Charles S. Henry	31,956	*
Michael D. Johnson	31,956	*
Simon M. Turner	8,656	*
All directors and executive officers as a group (6 individuals)	164,439	*

*
Less than 1%

(1)
Share amounts may not sum to total due to rounding of fractional shares.

(2)
Shares are held by the Michael G. Medzigian Revocable Trust.

Certain Relationships and Related Transactions of CWI 1

        On January 1, 2018, Jason E. Fox joined the CWI 1 board as chairman. On that same date, he also became Chief Executive Officer and a member of the board of directors of WPC, an affiliate of the Advisor. During 2018 and 2019, CWI 1 retained the Advisor, pursuant to the CWI 1 advisory agreement, to provide advisory services in connection with managing CWI 1's overall portfolio, including providing oversight and strategic guidance to the independent property operators that manage CWI 1's properties.

        For services provided to CWI 1, the Advisor earns an annual asset management fee equal to 0.50% of the aggregate average market value of CWI 1's investments. Asset management fees are payable in cash or shares of CWI 1's stock, or a combination of both, at the option of the Advisor. For 2018, CWI 1 incurred asset management fees due to the Advisor totaling approximately $14.1 million, which were settled in shares of CWI 1's stock. For the nine months ended September 30, 2019, CWI 1 incurred asset management fees due to the Advisor totaling approximately $10.7 million, which were settled in shares of CWI 1's stock. Carey Watermark Holdings, LLC ("Carey Watermark Holdings"), an affiliate of WPC and Watermark, also receives 10% of the available cash distributions of CWI 1 Operating Partnership and a subordinated interest of 15% of the net proceeds from the sale, exchange, or other disposition of operating partnership assets. Carey Watermark Holdings received aggregate distributions of approximately $5.1 million during 2018 and $4.9 million during the nine months ended September 30, 2019.

        In addition, in return for performing services related to CWI 1's investment acquisitions, the Advisor is paid acquisition fees of 2.5% of the total investment cost of the properties acquired and loans originated by CWI 1 (not to exceed 6% of the aggregate contract purchase price of all investments and loans). CWI 1 did not incur any acquisition fees in 2018 or during the nine months ended September 30, 2019. The Advisor also receives disposition fees of up to 1.5% of the contract sales price of a property. CWI 1 incurred $0.3 million of disposition fees during 2018 and none during the nine months ended September 30, 2019. CWI 1 also pays the Advisor a loan refinancing fee of up to 1% of a refinanced loan, if certain conditions are met. In 2018, CWI 1 paid the Advisor approximately $0.7 million in refinancing fees. During the nine months ended September 30, 2019, CWI 1 paid the Advisor approximately $0.5 million in refinancing fees.

        Pursuant to the CWI 1 advisory agreement, CWI 1 reimburses the Advisor for the actual cost of personnel allocable to their time devoted to providing administrative services to CWI 1, as well as overhead expenses, including rent expense, which totaled approximately $6.4 million for the year ended December 31, 2018, and $4.9 million during the nine months ended September 30, 2019 (a portion of which is reimbursed to the CWI 1 Subadvisor, as discussed below). The CWI 1 advisory agreement provides that, for the 12-month period ending on the last day of any fiscal quarter (with quoted variables as defined in the advisory agreement), "operating expenses" may not exceed the greater of 2% of CWI 1's "average invested assets" or 25% of CWI 1's "adjusted net income." For the year ended December 31, 2018, and for the nine months ended September 30, 2019, CWI 1's operating expenses were below this 2%/25% threshold.

        The CWI 1 Subadvisor provides services to the Advisor, primarily relating to acquiring, managing, financing, and disposing of CWI 1's assets and overseeing the independent property operators that manage the day-to-day operations of CWI 1's properties. The CWI 1 Subadvisor is an affiliate of Watermark. Pursuant to the CWI 1 subadvisory agreement, the Advisor pays 20% of the aforementioned fees earned under the CWI 1 advisory agreement to the CWI 1 Subadvisor. During 2018, the Advisor passed on approximately $2.5 million of personnel and overhead reimbursements to the CWI 1 Subadvisor, including approximately $0.2 million with respect to Mr. Medzigian. During the nine months ended September 30, 2019, the Advisor passed on approximately $2.1 million of personnel and overhead reimbursements to the CWI 1 Subadvisor, including approximately $0.2 million with respect to Mr. Medzigian. In addition, the CWI 1 Subadvisor owns a 20% interest in Carey Watermark Holdings.

        At December 31, 2018, and September 30, 2019, CWI 1 owned interests in three ventures with CWI 2: the Ritz-Carlton Key Biscayne, the Marriott Sawgrass Golf Resort & Spa, and the Ritz-Carlton Bacara, Santa Barbara. A third party also owns an interest in the Ritz-Carlton Key Biscayne.

        On September 26, 2017, CWI 1 entered into a secured credit facility (the "CWI 1 Credit Facility") with CWI 1 Operating Partnership as borrower and WPC as lender. The CWI 1 Credit Facility consists of (i) a bridge term loan of $75.0 million (the "CWI 1 Bridge Loan") for the purpose of acquiring an interest in the Ritz-Carlton Bacara, Santa Barbara Venture, and (ii) a $25.0 million revolving working capital facility (the "CWI 1 Working Capital Facility") to be used for CWI 1's working capital needs.

        The CWI 1 Bridge Loan was scheduled to mature on September 30, 2019; however, effective as of September 26, 2019, the CWI 1 Bridge Loan was extended on its existing terms to December 31, 2019, with the option to extend the maturity date to March 31, 2020 at CWI 1's election. The CWI 1 Working Capital Facility, which is scheduled to mature on December 31, 2019, also has the option to be extended to March 31, 2020 at CWI 1's election. Upon exercise of the three-month extension, the interest rate for each loan would increase to LIBOR plus 3.0%, from the current interest rate of LIBOR plus 1.0%. Upon the termination or expiration of the CWI 1 advisory agreement, each of the CWI 1 Bridge Loan and the CWI 1 Working Capital Facility would mature at that time.

        CWI 1 serves as guarantor of the CWI 1 Credit Facility and has pledged CWI 1's unencumbered equity interests in certain properties as collateral, as further described in the pledge and security agreement entered into between the borrower and lender. At December 31, 2018, the outstanding balances under the CWI 1 Bridge Loan and CWI 1 Working Capital Facility were $40.8 million and $0.8 million, respectively, with $24.2 million available to be drawn on the CWI 1 Working Capital Facility. At September 30, 2019, the outstanding balances under the CWI 1 Bridge Loan was $35.0 million, and no balance was outstanding under the CWI 1 Working Capital Facility, with $25.0 million available to be drawn on the CWI 1 Working Capital Facility at that date. During 2018, CWI 1 incurred interest expense of $1.4 million. During the nine months ended September 30, 2019, CWI 1 incurred interest expense of $1.1 million.

        The closing of the merger is a condition to the closing of the internalization. Pursuant to the internalization agreement, CWI 2 and CWI 2 Operating Partnership will pay an aggregate of $125.0 million of their equity securities to WPC and Watermark, valued on the basis of CWI 2's estimated net asset value per share of $11.41 as of December 31, 2018. The breakdown of the consideration is as follows:

  •
  affiliates of WPC will receive 1,300,000 shares of CWI 2 Series A preferred stock with an aggregate liquidation preference of $65.0 million and 2,840,549 shares of CWI 2 Class A common stock with an aggregate value of $32.4 million; and

  •
  affiliates of Watermark will receive 2,417,996 limited partnership units in the CWI 2 Operating Partnership with an aggregate value of $27.6 million, which are exchangeable on a one-for-one basis into shares of CWI 2 Class A common stock in accordance with the terms of the CWI 2 operating partnership agreement.

        Mr. Medzigian, CWI 1's Chief Executive Officer, entered into an employment agreement with CWI 2 that will take effect at the closing of the merger, pursuant to which he will be entitled to receive, among other things, an annual base salary of $775,000, an annual cash bonus opportunity equal to 150% of his annual base salary based on performance goals, and an award of restricted stock units of CWI 2 common stock equal to $6 million. See the section titled "The Internalization and the Internalization Agreement—CEO Employment Agreement" beginning on page 169 for a summary of terms of the CEO employment agreement.

        CWI 1, CWI 2, Watermark, and Mr. Medzigian entered into a commitment agreement pursuant to which CWI 1 and CWI 2 agreed to pay Watermark a total of $6.95 million in consideration of the commitments of Watermark and Mr. Medzigian to winddown and ultimately liquidate a private fund that was formed to raise capital to invest in lodging properties, and to devote their business activities exclusively to the affairs of CWI 1 and CWI 2 and certain other activities set forth in the commitment agreement, with the exception of the wind-down of the private fund and performing asset management services for two hotels owned by WPC. Of the amount payable to Watermark, $5.0 million was paid in October 2019 and the balance is payable in January 2020. See the section titled "The Internalization and the Internalization Agreement—Commitment Agreement" beginning on page 168 for a summary of terms of the commitment agreement.

        As of the close of business on the CWI 1 record date and the CWI 2 record date, CWI 1's and CWI 2's directors and executive officers, and WPC and its affiliates, held in the aggregate approximately 4.1% and 4.0% of the issued and outstanding shares of CWI 1 common stock and CWI 2 common stock, respectively. See the section titled "The CWI 1 Special Meeting—Beneficial Ownership of CWI 1's Stock by Directors and Executive Officers" beginning on page 88.

Carey Watermark Investors 2 Incorporated

        CWI 2 is a publicly owned, non-traded REIT that, together with its consolidated subsidiaries, invests in, manages and seeks to enhance the value of, interests in lodging and lodging-related properties in the United States. CWI 2 conducts substantially all of its investment activities and owns all of its assets through the CWI 2 Operating Partnership. CWI 2 is a general partner and a limited partner of, and own a 99.985% capital interest in, the CWI 2 Operating Partnership. An affiliate of WPC and Watermark holds a special general partner interest of 0.015% in the CWI 2 Operating Partnership. In order to qualify as a REIT, CWI 2 cannot operate hotels directly; therefore, CWI 2 leases its hotels to its TRS lessees. At September 30, 2019, CWI 2 held ownership interests in 12 hotels, with a total of 4,421 rooms.

        CWI 2 raised offering proceeds in its initial public offering of $280.3 million from its Class A common stock and $571.0 million from its Class T common stock, for an aggregate of $851.3 million. The offering commenced in May 2014 and closed in July 2017. In addition, from inception through September 30, 2019, $26.9 million and $53.7 million of distributions were reinvested in its Class A and Class T common stock, respectively, through CWI 2's distribution reinvestment plan (CWI 2's "DRIP"). CWI 2 has fully invested the proceeds from our offering.

        In April 2019, CWI 2 announced that the Advisor had determined its estimated NAV per share as of December 31, 2018, to be $11.11 for both its Class A and Class T common stock.

        CWI 2 has no employees.

CWI 2's Business Objectives and Strategy

        CWI 2 strives to create value in the lodging industry. CWI 2's primary investment objectives are to provide stockholders with current income in the form of quarterly distributions and to increase the value of its portfolio in order to generate long-term capital appreciation.

        CWI 2's core strategy for achieving these objectives is to build and enhance the value of a portfolio of interests in lodging and lodging-related investments. CWI 2 employs value-added strategies, such as rebranding, renovating, expanding, or changing hotel operators, when CWI 2 believes such strategies will increase the operating results and values of the hotels that CWI 2 acquires. CWI 2 regularly reviews the hotels in its portfolio to ensure that they continue to meet its investment criteria. If CWI 2 were to conclude that a hotel's value has been maximized, or that it no longer fits within its financial or strategic criteria, CWI 2 may seek to sell the hotel and use the net proceeds for investments in its existing or new hotels, or to reduce its overall leverage. While CWI 2 does not operate its hotel properties, both its asset management team and its executive management team monitor and work cooperatively with the hotel operators in all aspects of the hotels' operations, including advising and making recommendations regarding property positioning and repositioning, revenue and expense management, operations analysis, physical design, renovation and capital improvements, guest experience, and overall strategic direction. CWI 2 believes that it can add significant value to its portfolio through intensive asset management strategies. CWI 2's executive and asset management teams have significant experience in hotels, as well as in creating and implementing innovative asset management initiatives.

        The lodging properties that CWI 2 has acquired include full-service branded hotels located in urban settings, resort properties, and select-service hotels. Full-service hotels generally provide a full complement of guest amenities, including food and beverage services, meeting and conference facilities, concierge and room service, and valet parking, among others. Select-service hotels typically have limited food and beverage outlets and do not offer comprehensive business or banquet facilities. Resort properties may include smaller boutique hotels and large-scale integrated resorts. All of its investments to date have been in the United States, however, CWI 2 may consider, and are not prohibited under its organizational documents from making, investments outside the United States.

Holding Period

        CWI 2 generally intends to hold its investments in real property for an extended period depending on the type of investment. The determination of whether a particular asset should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing economic conditions, with a view to achieving maximum capital appreciation for its stockholders while avoiding increases in risk. No assurance can be given that this objective will be realized.

Financing Strategies

        At September 30, 2019, CWI 2's hotel portfolio, including both the Consolidated Hotels and the Unconsolidated Hotels, was 58% leveraged. CWI 2's organizational documents permit it to incur leverage of up to 75% of the total costs of its investments or 300% of its net assets (whichever is less), or a higher amount with the approval of a majority of CWI 2's independent directors.

Transactions With Affiliates of CWI 2

        CWI 2 may borrow funds or purchase properties from, or enter into joint ventures with, the Advisor, the CWI 2 Subadvisor, or CWI 2's or their respective affiliates, if CWI 2 believes that doing so is consistent with its investment objectives and CWI 2 complies with its investment policies and procedures, and it has done so in the past. A majority of CWI 2's directors (including the independent directors) must approve any investment in which CWI 2 invests jointly with an affiliate.

Competition

        The hotel industry is highly competitive. CWI 2's hotels compete with other hotels for guests in its markets. Competitive factors include location, convenience, brand affiliation, room rates, range, and the quality of services, facilities, and guest amenities or accommodations offered. Competition includes competition from existing, newly renovated, and newly developed hotels in the relevant segments. Competition can adversely affect the occupancy, ADR, and RevPAR of CWI 2's hotels, and thus its financial results, and may require CWI 2 to provide additional amenities, incur additional costs, or make capital improvements that CWI 2 otherwise might not choose to make, which may adversely affect CWI 2's profitability.

Seasonality

        Certain lodging properties are seasonal in nature. Generally, occupancy rates and revenues are greater in the second and third quarters than in the first and fourth quarters. As a result of the seasonality of certain lodging properties, there may be quarterly fluctuations in results of operations of CWI 2's properties. Quarterly financial results may be adversely affected by factors outside its control, including weather conditions and poor economic factors. As a result, CWI 2 may need to enter into short-term borrowings in certain periods in order to offset these fluctuations in revenues, to fund operations or to make distributions to its stockholders.

Certain Environmental and Regulatory Matters

        CWI 2's hotel properties are subject to various federal, state, and local environmental laws and regulations. In connection with CWI 2's current or prior ownership or operation of hotels, CWI 2 may potentially be liable for various environmental costs or liabilities (including investigation, clean-up and disposal of hazardous materials released at, on, under, in or from the property). Environmental laws and regulations typically impose responsibility without regard to whether the owner or operator knew of or was responsible for the presence of hazardous materials or contamination, and liability is often joint and several. As part of CWI 2's efforts to mitigate these risks, CWI 2 typically engage third parties to perform assessments of potential environmental risks when evaluating new acquisitions or if required to do so by a lender. Such environmental surveys are limited in scope, however, and CWI 2 remains exposed to contaminant (e.g., such as asbestos and mold) and hazardous or regulated substances used during the routine operations of CWI 2's hotels (e.g., swimming pool or dry cleaning chemicals). CWI 2's hotel properties incur costs to comply with environmental and health and safety laws and regulations and could be subject to fines and penalties for noncompliance.

        CWI 2 has not received written notice from any governmental authority of any material noncompliance, liability, or claim relating to hazardous or toxic substances or other environmental matters in connection with any of its properties. And although CWI 2 is not currently aware of any material environmental or health and safety claims pending or threatened against CWI 2, a claim may be asserted against it in the future that could have a material adverse effect on CWI 2.

        CWI 2's properties must comply with the ADA to the extent that such properties are "public accommodations" as defined by the ADA. CWI 2 believes that its properties are substantially in compliance with the ADA; however, the obligation to make readily achievable accommodations is an ongoing one and CWI 2 will continue to assess its properties and make alterations as appropriate.

Properties

        CWI 2's principal corporate offices are located in the offices of the Advisor at 50 Rockefeller Plaza, New York, NY 10020.

CWI 2's Hotels

        The following table sets forth certain information for each of CWI 2's Consolidated Hotels and its Unconsolidated Hotels at September 30, 2019:

Hotels	State	Number of Rooms	Percentage Owned	Acquisition Date	Hotel Type
Consolidated Hotels
Marriott Sawgrass Golf Resort & Spa(a)	FL	514	50%	4/1/2015	Resort
Courtyard Nashville Downtown	TN	192	100%	5/1/2015	Select-Service
Embassy Suites by Hilton Denver—Downtown/Convention Center	CO	403	100%	11/4/2015	Full-Service
Seattle Marriott Bellevue(b)	WA	384	95.4%	1/22/2016	Full-Service
Le Méridien Arlington	VA	154	100%	6/28/2016	Full-Service
San Jose Marriott	CA	510	100%	7/13/2016	Full-Service
San Diego Marriott La Jolla	CA	376	100%	7/21/2016	Full-Service
Renaissance Atlanta Midtown Hotel	GA	304	100%	8/30/2016	Full-Service
Ritz-Carlton San Francisco	CA	336	100%	12/30/2016	Full-Service
Charlotte Marriott City Center	NC	446	100%	6/1/2017	Full-Service

		3,619

Unconsolidated Hotels
Ritz-Carlton Key Biscayne(c)	FL	444	19.3%	5/29/2015	Resort
Ritz-Carlton Bacara, Santa Barbara(d)	CA	358	60%	9/28/2017	Resort

		802

(a)
The remaining 50% interest in this venture is owned by CWI 1.

(b)
On October 16, 2019, CWI 2 purchased the membership interest in the Seattle Marriott Bellevue venture from an unaffiliated third party for $0.3 million, which increased CWI 2's ownership interest from 95.4% to 100%.

(c)
A 47.4% interest in this venture is owned by CWI 1. The remaining 33.3% interest is retained by the original owner. The number of rooms presented includes 142 condo-hotel units that participate in the condo rental program.

(d)
This investment represents a tenancy-in-common interest; the remaining 40% interest is owned by CWI 1.

CWI 2's Hotel Management and Franchise Agreements

Hotel Management Agreements

        All of CWI 2's hotels are managed by independent hotel operators pursuant to management or operating agreements, with many also subject to separate license agreements addressing matters pertaining to operation under the designated brand. As of September 30, 2019, CWI 2 had management or operating agreements with three different management companies related to its Consolidated Hotels. Under these agreements, the managers generally have sole responsibility and exclusive authority for all activities necessary for the day-to-day operation of the hotels, including establishing room rates; securing and processing reservations; procuring inventories, supplies and services; providing periodic inspection and consultation visits to the hotels by the managers' technical and operational experts; and promoting and publicizing the hotels. The managers provide all managerial and other employees for the hotels; review the operation and maintenance of the hotels; prepare reports, budgets, and projections; and provide other administrative and accounting support services to the hotels. These support services include planning and policy services, divisional financial services, product planning and development, employee staffing and training, corporate executive management, and certain in-house legal services. CWI 2 has certain approval rights over budgets, capital expenditures, significant leases and contractual commitments, and various other matters.

        The initial terms of CWI 2's management and operating agreements, including those that have been assumed at the time of the hotel acquisition, typically range from five to 40 years, with one or more renewal terms at the option of the manager. The management agreements condition the manager's right to exercise options for specified renewal terms upon the satisfaction of specified economic performance criteria, or allow us to terminate at will with 30 to 60 days' notice. For hotels operated with separate franchise agreements, the manager typically receives compensation in the form of a base management fee, which is calculated as a percentage (generally ranging from 2.5% to 3.0%) of annual gross revenues, and an incentive management fee, which is typically calculated as a percentage of operating profit, either (i) in excess of projections with a cap or (ii) after the owner has received a priority return on its investment in the hotel.

        The management agreements relating to six of CWI 2's Consolidated Hotels contain the right and license to operate the hotels under specified brands. No separate franchise agreements exist and no separate franchise fee is required for these hotels. These management agreements incur a base management fee generally ranging from 3.0% to 7.0% of hotel revenues. These hotels are all managed by subsidiaries of Marriott.

Franchise Agreements

        Four of CWI 2's Consolidated Hotels operate under franchise or license agreements with national brands that are separate from CWI 2's management agreements. As of September 30, 2019, CWI 2 has three franchise agreements with Marriott-owned brands and one with a Hilton-owned brand.

        Typically, franchise agreements grant CWI 2 the right to the use of the brand name, systems, and marks with respect to specified hotels and establish various management, operational, recordkeeping, accounting, reporting, and marketing standards and procedures with which the licensed hotel must comply. In addition, the franchisor establishes requirements for the quality and condition of the hotel and its furniture, fixtures and equipment, and CWI 2 is obligated to expend such funds as may be required to maintain the hotel in compliance with those requirements. Typically, CWI 2's franchise agreements provide for a license fee, or royalty, of 3.0% to 6.0% of room revenues and, if applicable, 3.0% of food and beverage revenue. In addition, CWI 2 generally pays 1.0% to 4.0% of room revenues as marketing and reservation system contributions for the system-wide benefit of brand hotels.

        CWI 2's typical franchise agreement provides for a term of 20 to 25 years. The agreements provide no renewal or extension rights and are not assignable. If CWI 2 breaches one of these agreements, in addition to losing the right to use the brand name for the applicable hotel, CWI 2 may be liable, under certain circumstances, for liquidated damages equal to the fees paid to the franchisor with respect to that hotel during the three immediately preceding years.

CWI 2 Legal Proceedings

        At September 30, 2019, CWI 2 was not involved in any material litigation.

        Various claims and lawsuits arising in the normal course of business are pending against CWI 2. The results of these proceedings are not expected to have a material adverse effect on CWI 2's consolidated financial position, results of operations, or cash flows.

Market for CWI 2's Common Equity and Related Stockholder Matters

Unlisted Shares

        There is no active public trading market for CWI 2's shares. At September 30, 2019, there were 20,413 holders of record of shares of CWI 2 common stock.

CWI 2 Equity Compensation Plan Information

        The following table presents information regarding CWI 2's equity compensation plans as of September 30, 2019:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		Weighted Average Exercise Price of Outstanding Options Warrants and Rights		Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	74,074	(1)	0	(2)	1,838,894	(3)
Equity compensation plans not approved by security holders	0		0		0
	74,074	(1)	0	(2)	1,838,894	(3)

(1)
Reflects unvested restricted stock units granted under the equity incentive plan.

(2)
All restricted stock units are settled in shares of CWI 2 Class A common stock on a one-for-one basis and accordingly do not have a weighted-average exercise price.

(3)
Awards under the CWI 2 Incentive Plan in the aggregate may not exceed 2% of the shares of CWI 2 Class A common stock and Class T common stock outstanding (on a combined and fully diluted basis), up to a maximum amount of 2,000,000 shares.

Compensation of CWI 2 Directors and Executive Officers

        CWI 2 has no employees. Day-to-day management functions are performed by the Advisor. The Advisor has appointed CWA 2, LLC, as the CWI 2 Subadvisor. The CWI 2 Subadvisor provides services to the Advisor primarily relating to acquiring, managing, financing, and disposing of CWI 2's assets and overseeing the independent property operators that manage the day-to-day operations of CWI 2's properties. In addition, CWI 2 Subadvisor provides CWI 2 with the services of Mr. Medzigian, CWI 2's Chief Executive Officer, subject to the approval of CWI 2's independent directors. CWI 2 has not paid, and does not intend to pay, any compensation to CWI 2's executive officers. While CWI 2 does not reimburse the Advisor for compensation or benefits paid to any of CWI 2's other executive officers, CWI 2 does reimburse the Advisor for the services of personnel other than CWI 2's executive officers. CWI 2 also reimbursed CWI 2 Subadvisor (through the Advisor) for $200,000 of Mr. Medzigian's compensation in relation to the services he provided to CWI 2 in 2018. See the section titled "—Certain Relationships and Related Transactions of CWI 2" beginning on page 72 for a description of the contractual arrangements between CWI 2 and the Advisor and its affiliates, and between the Advisor and CWI 2 Subadvisor.

        In addition, CWI 2 has adopted an equity incentive plan: the 2015 Equity Incentive Plan (as may be amended from time to time, the "CWI 2 Incentive Plan"), which authorizes the issuance of shares of CWI 2 common stock to CWI 2's officers and officers and employees of CWI 2 Subadvisor, who perform services on CWI 2's behalf, and to non-director members of the investment committee, if any, through stock-based awards. The purpose of the CWI 2 Incentive Plan is to attract and retain the services of experienced and qualified individuals who are acting on CWI 2's behalf, in a way that aligns their interests with those of CWI 2's stockholders. Awards under the CWI 2 Incentive Plan are in the form of RSUs and dividend equivalent rights, and in the aggregate, may not exceed 2% of the shares of CWI 2 Class A common stock and Class T common stock outstanding (on a combined and fully diluted basis) up to a maximum amount of 2,000,000 shares. The CWI 2 Incentive Plan is administered by CWI 2's independent directors (in such capacity, the "CWI 2 Plan Administrator"). When making decisions regarding awards under the CWI 2 Incentive Plan, the CWI 2 Plan Administrator considers various factors, including the incentive compensation payable to the Advisor under the CWI 2 advisory agreement. The CWI 2 Plan Administrator may impose conditions on the transfer of RSUs received under the CWI 2 Incentive Plan, and may impose other restrictions and requirements as it may deem appropriate. The CWI 2 Plan Administrator will also establish, as to each RSU issued under the CWI 2 Incentive Plan, the terms and conditions upon which the restrictions on those shares shall lapse. In 2018, CWI 2 issued 34,295 RSUs, which vest over three years, to employees of CWI 2 Subadvisor (subject to continued employment).

        In 2018, CWI 2 paid to each of its non-employee directors an annual cash retainer of $25,000, an annual $10,000 cash retainer for service on the investment committee, as well as an annual grant of 3,846 shares of CWI 2 Class A common stock following the annual meeting of stockholders. In addition, during 2018, the chairman of the CWI 2 board's audit committee received an additional cash retainer of $10,000.

        The following table sets forth the amount of compensation received by CWI 2's directors in 2018. Mr. Fox, chairman of the CWI 2 board, and Mr. Medzigian, CWI 2's Chief Executive Officer, did not receive compensation for serving as directors.

Director	Fees Earned or Paid in Cash	Stock Awards(1)	All Other Compensation(2)	Total
Charles S. Henry(3)	$35,000	$42,729	$1,347	$79,076
Michael D. Johnson(3)	35,000	42,729	1,347	79,076
Katherine G. Lugar(3)	0	0	0	0
Robert E. Parsons, Jr.	45,000	42,729	1,356	89,085
William H. Reynolds, Jr.	35,000	42,729	1,347	79,076
	$150,000	$170,916	$5,397	$326,313

(1)
Reflects grant date fair value of awards of shares of CWI 2 Class A common stock granted for 2018, computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation, related to the annual grant of 15,384 shares of CWI 2 Class A common stock on June 21, 2018. The grant date fair values of awards were calculated by multiplying the number of shares granted by $11.11, CWI 2's NAV at the time of the grant date.

(2)
Reflects dividends paid during 2018 on the stock awards set forth in the table. The dividends for the quarter ended December 31, 2018, were paid in January 2019.

(3)
Messrs. Henry and Johnson resigned from the CWI 2 board effective as of December 6, 2018. Ms. Lugar became a director on December 14, 2018, but did not receive compensation for her service on the CWI 2 board in 2018.

        Each of CWI 2's independent directors is entitled to reimbursement for up to $5,000 per annum of lodging, meals, parking, and certain other expenses at all of CWI 2's hotels. The purpose of this policy is to encourage CWI 2's independent directors to visit CWI 2's hotels in order to maintain and enhance their knowledge of CWI 2's portfolio. If a director does not use the annual allowance, the amount is forfeited. There were no reimbursements for the year ended December 31, 2018.

        During the quarter ended December 31, 2018, the CWI 2 board requested that its independent compensation consultant, FW Cook, conduct a review of the compensation paid to directors as part of the CWI 2 board's periodic review of such practices. Based on the results of that review and the advice of FW Cook, effective January 1, 2019, the CWI 2 board approved increasing the annual cash retainer to $45,000 and the annual grant of CWI 2 Class A common stock to $60,000. There was no change to the annual cash retainer payable to the chairman of the CWI 2 board's audit committee. In December 2018, the CWI 2 board formed the CWI 2 special committee to begin the process of evaluating possible liquidity alternatives for CWI 2's stockholders, for which each independent director was paid an annual cash retainer in January 2019 of $60,000, except for the chairman of the CWI 2 special committee, Mr. Parsons, who received an annual cash retainer of $75,000. On September 17, 2019, in consideration of the significant amount of time spent and expected to be spent in the future by Mr. Parsons on his responsibilities, the CWI 2 board determined to pay Mr. Parsons an additional $50,000. The members of the CWI 2 special committee will also be reimbursed for any reasonable out-of-pocket expenses incurred by them in connection with their service as members of the special committee. In addition, should the authorization of the CWI 2 special committee continue after December 31, 2019, CWI 2 will pay to each member of the CWI 2 special committee an annual retainer of $60,000, to be paid in quarterly installments of $15,000, and will pay to the chairman of the CWI 2 special committee an annual retainer of $75,000, to be paid in advance in quarterly installments of $18,750.

CWI 2 Board Report on Executive Compensation

        SEC regulations require the disclosure of the compensation policies applicable to executive officers in the form of a report by the compensation committee of the board (or a report of the full board of directors in the absence of a compensation committee). As noted above, CWI 2 has no employees, paid no direct compensation, and the CWI 2 board made no executive compensation decisions during 2018. As a result, CWI 2 has no compensation committee and the CWI 2 board has not considered a compensation policy for employees and has not included a report with this Joint Proxy Statement/Prospectus. See the section titled "—Certain Relationships and Related Transactions of CWI 2" beginning on page 72 for details regarding reimbursements to WPC, Watermark, and their respective affiliates of personnel expenses pursuant to the CWI 2 advisory and subadvisory agreements.

CWI 2 Compensation Committee Interlocks and Insider Participation

        As noted above, the CWI 2 board has not appointed a compensation committee. None of the members of the CWI 2 board are involved in a relationship requiring disclosure as an interlocking executive officer/director, under Item 404 of Regulation S-K, or as a former officer or employee of CWI 2.

Securities Ownership of Certain CWI 2 Beneficial Owners and Management

        "Beneficial ownership" as used herein has been determined in accordance with the rules and regulations of the SEC and is not to be construed as a representation that any of such shares are in fact beneficially owned by any person. CWI 2 knows of no stockholder who beneficially owned more than 5% of the outstanding shares of CWI 2's stock.

        The following table shows how many shares of CWI 2 Class A common stock were owned, as of September 30, 2019, by CWI 2's directors and named executive officers, which under SEC regulations consists of CWI 2's Chief Executive Officer and Chief Financial Officer. Directors and named executive officers who owned no shares are not listed in the table. The business address of the directors and named executive officers listed below is the address of CWI 2's principal executive offices, 50 Rockefeller Plaza, New York, NY 10020.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class
Michael G. Medzigian(2)	153,013	*
Katherine G. Lugar	7,990	*
Robert E. Parsons, Jr.	20,108	*
William H. Reynolds, Jr.	18,337	*
All directors and executive officers as a group (six individuals)	199,450	*

*
Less than 1% of CWI 2 Class A common stock.

(1)
Share amounts may not sum to total due to rounding of fractional shares.

(2)
Shares are held by the Michael G. Medzigian Revocable Trust.

Certain Relationships and Related Transactions of CWI 2

        On January 1, 2018, Mr. Fox joined the CWI 2 board as chairman. On that same date, he also became Chief Executive Officer and a member of the board of directors of WPC, an affiliate of the Advisor. During 2018 and 2019, CWI 2 retained the Advisor, pursuant to the CWI 2 advisory agreement, to provide advisory services in connection with managing CWI 2's overall portfolio, including providing oversight and strategic guidance to the independent property operators that manage CWI 2's properties.

        For services provided to CWI 2, the Advisor earns an annual asset management fee equal to 0.55% of the aggregate average market value of CWI 2's investments. Asset management fees are payable in cash or shares of CWI 2 Class A common stock, or a combination of both, at the option of the Advisor.

        For 2018, CWI 2 incurred asset management fees due to the Advisor totaling approximately $10.4 million, all of which were settled in shares of CWI 2 Class A common stock, and for the nine months ended September 30, 2019, approximately $8.1 million, which were settled in shares of CWI 2 Class A common stock. Carey Watermark Holdings 2, LLC ("Carey Watermark Holdings 2"), an affiliate of the Advisor and Watermark, also receives 10% of the available cash distributions of CWI 2 Operating Partnership and a subordinated interest of 15% of the net proceeds from the sale, exchange, or other disposition of operating partnership assets. Carey Watermark Holdings 2 received aggregate distributions of approximately $5.5 million during 2018, and $4.5 million during the nine months ended September 30, 2019.

        In addition, in return for performing services related to CWI 2's investment acquisitions, the Advisor is paid acquisition fees of 2.5% of the total investment cost of the properties acquired and loans originated by CWI 2 (not to exceed 6% of the aggregate contract purchase price of all investments and loans). CWI 2 did not incur any acquisition fees in 2018, or during the nine months ended September 30, 2019. The Advisor also receives disposition fees of up to 1.5% of the contract sales price of a property. No disposition fees were incurred during 2018, or during the nine months ended September 30, 2019. CWI 2 also pays the Advisor a loan refinancing fee of up to 1% of a refinanced loan, if certain conditions are met. CWI 2 incurred approximately $0.2 million in loan refinancing fees payable to the Advisor during 2018, and it did not incur any such loan refinancing fees during the nine months ended September 30, 2019.

        Pursuant to the CWI 2 advisory agreement, CWI 2 reimburses the Advisor for the actual cost of personnel allocable to their time devoted to providing administrative services to CWI 2, as well as overhead expenses, including rent expense, which totaled approximately $4.1 million for the year ended December 31, 2018, and $3.1 million during the nine months ended September 30, 2019 (a portion of which is reimbursed to the CWI 2 Subadvisor, as discussed below). The CWI 2 advisory agreement provides that for the 12-month period ending on the last day of any fiscal quarter (with quoted variables as defined in the advisory agreement), "operating expenses" may not exceed the greater of 2% of CWI 2's "average invested assets" or 25% of CWI 2's "adjusted net income." For the year ended December 31, 2018, and for the nine months ended September 30, 2019, CWI 2's operating expenses were below this 2%/25% threshold.

        The CWI 2 Subadvisor provides services to the Advisor, primarily relating to acquiring, managing, financing, and disposing of CWI 2's assets and overseeing the independent property operators that manage the day-to-day operations of CWI 2's properties. The CWI 2 Subadvisor is an Illinois limited liability company and wholly owned subsidiary of Watermark. Pursuant to the CWI 2 subadvisory agreement, the Advisor pays 25% of the aforementioned fees earned under the CWI 2 advisory agreement and 30% of the subordinated incentive distributions to CWI 2 Subadvisor. During 2018, the Advisor passed on approximately $1.6 million of personnel and overhead reimbursements to CWI 2 Subadvisor, including approximately $0.2 million with respect to Mr. Medzigian; and during the nine months ended September 30, 2019, the Advisor passed on approximately $1.4 million of personnel and overhead reimbursements to CWI 2 Subadvisor, including approximately $0.2 million with respect to Mr. Medzigian. In addition, CWI 2 Subadvisor owns a carried interest in Carey Watermark Holdings 2.

        At December 31, 2018, and September 30, 2019, CWI 2 owned interests in three ventures with CWI 1: the Marriott Sawgrass Golf Resort & Spa, the Ritz-Carlton Key Biscayne, and the Ritz-Carlton Bacara, Santa Barbara. A third party also owns an interest in the Ritz-Carlton Key Biscayne.

        On October 19, 2017, CWI 2 Operating Partnership entered into a $25.0 million secured credit facility with WPC to fund CWI 2's working capital needs (the "CWI 2 Working Capital Facility"). Pursuant to the related credit agreement, as amended, the Working Capital Facility is currently scheduled to mature on December 31, 2019; and effective as of September 26, 2019, the CWI 2 entered into an agreement that provides CWI 2 with the option to extend the maturity date to March 31, 2020 at CWI 2's election. The CWI 2 Working Capital Facility bears interest at LIBOR plus 1.0%, provided; however, that upon the occurrence of certain events of default (as described in the loan agreement), all outstanding amounts will be subject to a 2.0% annual interest rate increase. Upon extension, the interest rate would increase to LIBOR plus 3.0%. Upon the termination or expiration of the CWI 2 advisory agreement, the CWI 2 Working Capital Facility would mature at that time.

        CWI 2 serves as guarantor of the CWI 2 Working Capital Facility and has pledged CWI 2's unencumbered equity interest in certain properties as collateral, as further described in the related pledge and security agreement. At both December 31, 2018, and September 30, 2019, no amounts were outstanding under the CWI 2 Working Capital Facility.

        The closing of the merger is a condition to the closing of the internalization. Pursuant to the internalization agreement, CWI 2 and CWI 2 Operating Partnership will pay an aggregate of $125.0 million of their equity securities to WPC and Watermark, valued on the basis of CWI 2's estimated net asset value per share of $11.41 as of December 31, 2018. The breakdown of the consideration is as follows:

  •
  affiliates of WPC will receive 1,300,000 shares of CWI 2 Series A preferred stock with an aggregate liquidation preference of $65.0 million and 2,840,549 shares of CWI 2 Class A common stock with an aggregate value of $32.4 million; and

  •
  affiliates of Watermark will receive 2,417,996 limited partnership units in the CWI 2 Operating Partnership with an aggregate value of $27.6 million, which are exchangeable on a one-for-one basis into shares of CWI 2 Class A common stock in accordance with the terms of the CWI 2 operating partnership agreement.

        Mr. Medzigian, CWI 2's Chief Executive Officer, entered into an employment agreement with CWI 2 that will take effect at the closing of the merger, pursuant to which Mr. Medzigian will be entitled to receive, among other things, an annual base salary of $775,000, an annual cash bonus opportunity equal to 150% of his annual base salary based on performance goals, and an award of restricted stock units of CWI 2 common stock equal to $6 million. See the section titled "The Internalization and the Internalization Agreement—CEO Employment Agreement" beginning on page 169 for a summary of terms of the CEO employment agreement.

        CWI 1, CWI 2, Watermark, and Mr. Medzigian entered into a commitment agreement pursuant to which CWI 1 and CWI 2 agreed to pay Watermark a total of $6.95 million in consideration of the commitments of Watermark and Mr. Medzigian to winddown and ultimately liquidate a private fund that was formed to raise capital to invest in lodging properties, and to devote their business activities exclusively to the affairs of CWI 1 and CWI 2 and certain other activities set forth in the commitment agreement, with the exception of the wind-down of the private fund and performing asset management services for two hotels owned by WPC. Of the amount payable to Watermark, $5.0 million was paid in October 2019 and the balance is payable in January 2020. See the section titled "The Internalization and the Internalization Agreement—Commitment Agreement" beginning on page 168 for a summary of terms of the commitment agreement.

        As of the close of business on the CWI 1 record date and the CWI 2 record date, CWI 1's and CWI 2's directors and executive officers, and WPC and its affiliates, held in the aggregate approximately 4.1% and 4.0% of the issued and outstanding shares of CWI 1 common stock and CWI 2 common stock, respectively. See the section titled "The CWI 2 Special Meeting—Beneficial Ownership of CWI 2's Stock by Directors and Executive Officers" beginning on page 92.

The Combined Company

        The combined company is expected to have a pro forma combined enterprise value of approximately $4.6 billion. It will own a diversified portfolio of high-quality lodging assets in the United States consisting of interests in 33 hotels with a total of approximately 9,660 rooms located in 16 states. As a result of the internalization, which will occur immediately upon the consummation of the merger, the combined company will become internally managed. The combined company's principal corporate offices will be located at 150 North Riverside Plaza, Suite 4200, Chicago, IL 60606.

The Combined Company's Hotels

        The following table sets forth certain pro forma information, giving effect to the merger, regarding the combined company's portfolio as of and for the 12 months ended September 30, 2019:

Combined Company Metrics
	CWI 1	CWI 2	Combined Company(1)
Gross Real Estate Value(2) ($, in millions) (pro rata)	$2,653	$1,952	$4,604
Hotels & Resorts(3)	24	12	33
Rooms (pro rata)	5,986	3,674	9,658
ADR(4)	$243	$267	$252
Occupancy	73.2%	76.8%	74.6%
RevPAR(4)	$178	$205	$188

(1)
Combined company amounts are adjusted for three hotel sales that closed after September 30, 2019.

(2)
Based on independent third-party appraisals as of December 31, 2018.

(3)
Reflects pro rata shares for three properties held in joint ventures in both CWI 1's and CWI 2's standalone portfolios.

(4)
"ADR" refers to average daily rate. "RevPAR" refers to revenue per available room.

        The combined company's portfolio of lodging assets will be geographically diversified, with a majority located in demand-driven urban areas and attractive resort markets. The following shows the locations of the combined company's hotels as of September 30, 2019, and the percentage of the combined company's pro forma EBITDA represented by the named regions or cities for the 12 months ended September 30, 2019:

(1)
Combined company pro forma EBITDA is adjusted for three hotel sales that closed after September 30, 2019.

        The combined company's portfolio will also be diversified in terms of the type of hotels, including full-service, select-service, and resort hotels. The combined company's EBITDA will be derived primarily from full-service and resort assets, as shown below:

(1)
Reflects percentage of pro forma EBITDA derived from each hotel type for the 12 months ended September 30, 2019, for each of CWI 1, CWI 2, and the combined company. Combined company pro forma EBITDA is adjusted for three hotel sales that closed after September 30, 2019.

        Additionally, the combined company's portfolio will have strong brand affiliations, as shown below:

(1)
Reflects percentage of pro forma EBITDA derived from each of the named hotel brands for the 12 months ended September 30, 2019, for each of CWI 1, CWI 2, and the combined company. Combined company pro forma EBITDA is adjusted for three hotel sales that closed after September 30, 2019.

The Combined Company's Directors and Executive Officers

        Immediately following the effective time of the merger, the board of CWI 2 will be increased to nine members, with the five current directors of the CWI 2 board (Jason E. Fox, Katherine G. Lugar, Michael G. Medzigian, Robert E. Parsons, Jr., and William H. Reynolds, Jr.) continuing on, the three independent directors of the CWI 1 board (Charles S. Henry, Michael D. Johnson, and Simon M. Turner) joining, and one additional director designated by WPC (John J. Park) joining, the combined company's board of directors, in each case to serve until the next annual meeting of the stockholders of the combined company (and until their successors qualify and are duly elected).

        CWI 2 agreed in the internalization agreement that for so long as WPC beneficially owns capital stock of the combined company with a value (as determined in accordance with the internalization agreement) (i) equal to or greater than $100 million, WPC shall have the right to designate two directors for election to the combined company's board, (ii) equal to or greater than $50 million but less than $100 million, WPC shall have the right to designate one director for election to the combined company's board, and (iii) less than $50 million, WPC shall have no right to designate any director for election to the combined company's board. WPC has designated Mr. Fox and Mr. Park to serve as directors of the combined company following the effective time of the merger. In addition, pursuant to Mr. Medzigian's employment agreement, the combined company has agreed to nominate Mr. Medzigian as a director each year during the term of the agreement and has agreed that he will serve as chairman during the first 12 months of the term of the agreement and thereafter until replaced by the board.

        Set forth below is a list of the directors of the combined company:

Name	Age	Position(s)
Jason E. Fox	46	Director
Charles S. Henry	66	Independent Director
Michael D. Johnson	63	Independent Director
Katherine G. Lugar	49	Independent Director
Michael G. Medzigian	59	Chairman of the Board of Directors, Chief Executive Officer, and President
John J. Park	55	Director
Robert E. Parsons, Jr.	64	Independent Director
William H. Reynolds, Jr.	70	Independent Director
Simon M. Turner	58	Independent Director

Michael G. Medzigian

Age 59. Director since 2015.

        Mr. Medzigian has served as Chief Executive Officer of CWI 2 since May 2014, and as President and a director since February 2015. He has also served as Chief Executive Officer and President of CWI 1 since March 2008 and as a director since September 2010. Mr. Medzigian has been Chairman and Managing Partner of Watermark since its formation in May 2002. Watermark is a private real estate investment firm focused on hotels and resorts, golf, resort residential, fractional and club programs, and new-urbanism and mixed-use projects. Mr. Medzigian is also the Chief Executive Officer of Watermark Lodging Investors Manager, LLC, which is an affiliate of Watermark and the sole manager of Watermark Lodging Investors, LLC, a private lodging fund sponsored by Watermark, which fund will be wound down and ultimately liquidated pursuant to the commitment agreement. Through 2001, Mr. Medzigian was President and Chief Executive Officer of Lazard Freres Real Estate Investors and a managing director of Lazard, where he was recruited to oversee the repositioning of Lazard's real estate private equity fund operations, one of the largest real estate repositioning in history. From 1994 to 1999, Mr. Medzigian was a founding partner of Olympus Real Estate Corporation, the real estate fund management affiliate of Hicks, Muse, Tate and Furst Incorporated. At Olympus he acquired and oversaw an extensive portfolio of lodging assets and companies. Earlier in his career, Mr. Medzigian was President of Cohen Realty Services, a Chicago-based real estate investment services firm, he founded and was national director of the Hospitality Consulting Practice at Deloitte & Touche, and he held various management positions with Marriott Corporation. Mr. Medzigian currently serves as a director of the American Hotel & Lodging Association, the Industry Real Estate Finance Council of the American Hotel & Lodging Association, Chairman of the Hospitality Investment Roundtable of the American Hotel & Lodging Association, and has previously served as Chairman and a director of Atria, Inc., Chairman and a director of Kapson Senior Quarters Corp., President, Chief Executive Officer and a director of Park Plaza International, President, Chief Executive Officer and a director of RockResorts, and as a director of American Apartment Communities, the American Seniors Housing Association, Arnold Palmer Golf Management, the Assisted Living Federation of America, Dermody Properties, iStar Financial (including serving on its audit and compensation committees), Kemayan Hotels and Leisure (Australian ASX), and the Rubenstein Company. Mr. Medzigian also currently serves on the Marriott Owner Advisory Council and Marriott's Starwood U.S. Integration Advisory Board, and is a member of the Cornell Hotel Society and the Cornell University Council. He has also been a member of the Dean's Advisory Board of the Cornell University School of Hotel Administration, the Cornell Center for Real Estate Finance Industry Fellows, the Advisory Committee of the Cornell Innovation Network, the Cornell Real Estate Council, the Pension Real Estate Association, the Urban Land Institute (Chairman, Hotel Development Council), and the Young Presidents' Organization (Executive Committee Member). Mr. Medzigian received a Bachelor of

Science from Cornell University. Mr. Medzigian's extensive experience in a broad range of investing activities in lodging assets, his executive experience with Watermark and his involvement in various companies, associations, and councils in the hospitality industry led us to conclude that he should serve as a member of the combined company's board of directors. As Chief Executive Officer and President, Mr. Medzigian will make information and insight about the combined company's business directly available to the directors in their deliberations.

Jason E. Fox

Age 46. Director since 2018.

        Mr. Fox has served as chairman and a member of the CWI 2 board since January 1, 2018. Since that same date, he has also served as chairman and a director of CWI 1; as Chief Executive Officer and a director of WPC; and Chief Executive Officer, President, and a director of Corporate Property Associates 18—Global Incorporated, which is a publicly owned, non-listed REIT focused on net-leased commercial properties that is sponsored by WPC. Mr. Fox also served as Chief Executive Officer, President, and a director of Corporate Property Associates 17—Global Incorporated from January 2018 until its merger with WPC on October 31, 2018. Mr. Fox brings to the board over 17 years of business and investment experience, having been responsible, most recently as Head of Global Investments for WPC, for sourcing, negotiating, and structuring acquisitions on behalf of WPC and the various programs it managed since joining WPC in 2002. Mr. Fox received his B.S. in Civil Engineering and Environmental Science from the University of Notre Dame and his M.B.A. from Harvard Business School. Mr. Fox's extensive knowledge of investment and asset management, and his experience as WPC's Chief Executive Officer, led us to conclude that he should serve as a member of the combined company's board of directors.

Katherine G. Lugar

Age 49. Independent director since 2018.

        Ms. Lugar has served as an independent director and a member of the audit committee of the CWI 2 board since December 2018. She has served as the Chief Executive Officer of the American Beverage Association since January 2019, having previously served as the President and Chief Executive Officer of the American Hotel & Lodging Association ("AH&LA"), the largest trade association representing the U.S. lodging industry, from April 2013 to December 2018. In that role, she was responsible for setting the strategic vision for AH&LA and all of its affiliates, while championing the industry's voice on Capitol Hill, within the Administration and beyond Washington, D.C. Working directly with the officers and board of directors, Ms. Lugar transformed AH&LA, growing the 25,000-strong group to its highest point in the organization's history and focusing its core mission on effective advocacy and offensive communications. Ms. Lugar has nearly 25 years of experience in private sector public affairs, working on Capitol Hill and previously served as executive vice president, public affairs, with the Retail Industry Leaders Association ("RILA"), a leading public policy advocate for the retail industry. Before her time at RILA, she was vice president of government relations for Travelers Insurance, serving as the company's chief representative before Congress and the administration. Prior to that, she served as vice president of legislative and political affairs at the National Retail Federation. Ms. Lugar's career in Washington, D.C. began on the staff of Indiana Congressman Tim Roemer. She currently sits on numerous non-profit boards, including the Bipartisan Policy Center, U.S. Travel Association and the Bryce Harlow Foundation, and was named incoming Chair of the Board of the St. Baldrick's Foundation, the largest private sector funder of pediatric cancer research. Ms. Lugar received her B.A. from The University of Colorado—Boulder. Ms. Lugar's experience in the hotel and lodging industry, as well as her extensive experience in public affairs, led us to conclude that she should serve as a member of the combined company's board of directors.

Robert E. Parsons, Jr.

Age 64. Independent director since 2015.

        Mr. Parsons has served as lead independent director of the CWI 2 board since April 2016, having served as an independent director and chairman of the audit committee since February 2015. He also served as lead independent director of the CWI 1 board from April 2016 to December 6, 2018, having served as an independent director and chairman of the audit committee since September 2010. Mr. Parsons has been the Executive Vice President and Chief Financial Officer of Exclusive Resorts, LLC, the preeminent destination club, since 2004, shortly after its founding. Mr. Parsons has also served as a director and a member of the audit committee of Nuveen Global Cities REIT, Inc. since January 2018. He also served as a director, member of the audit committee and chairman of the compensation committee of Excel Trust, Inc. from April 2010 to August 2015, when the company was sold. Since 2002, Mr. Parsons has been a Managing Director of Wasatch Investments, a privately held consulting and investment firm. He was the chief financial officer of Host Marriott Corporation from 1995 to 2002. He began his career with Marriott Corporation in 1981 and continued to work in various strategic planning and treasury capacities at the company until it split into Marriott International and Host Marriott Corporation in 1993. After the split, Mr. Parsons served as treasurer of Host Marriott Corporation, a company with over $9 billion in total lodging assets, before being promoted to chief financial officer. Mr. Parsons served as an independent director of CNL Hotels & Resorts, Inc. from 2003 to April 2007, where he was the lead independent director and chaired the audit committee. He also served as chairman of the Hotel Development Council of the Urban Land Institute and as a member and chairman of the National Advisory Counsel of the Graduate School of Management at Brigham Young University. Mr. Parsons received his M.B.A from Brigham Young University and earned his bachelor's degree from the same alma mater in Accounting. Mr. Parsons's extensive senior executive and director experience at several preeminent hospitality companies led us to conclude that he should serve as a member of the combined company's board of directors.

William H. Reynolds, Jr.

Age 70. Independent director since 2015.

        Mr. Reynolds has served as an independent director and as a member of the audit committee of the CWI 2 board since February 2015. He also served in the same capacities for CWI 1 from September 2010 to December 6, 2018. Mr. Reynolds has served as the Senior Managing director of MCS Capital, LLC, an affiliate of the Marcus Corporation, since 2011. He was elected Secretary of the College Emeritus by the Board of Trustees of Trinity College, having previously served as the Secretary of the College and the special assistant to its president from November 2008 through May 2012. Mr. Reynolds served as director/Senior Advisor to Thayer Lodging Group of Annapolis, Maryland ("Thayer"), from November 2008 to August 2010, prior to which he served as Thayer's Chief Investment Officer and Managing director from November 2006. Thayer is a private equity fund that invests in hospitality real estate, such as hotels and resorts. At Thayer, Mr. Reynolds directed the selection, underwriting, acquisition and disposition of hotel properties. After graduating from Trinity College in 1971 with a B.A. in English, Mr. Reynolds began his career by earning an M.P.A. from the University of New Haven and working in the town planning and zoning offices in Cheshire, Woodbury, and Southbury. In 1977, Mr. Reynolds joined Portfolio Management, Inc., a commercial real estate developer in Texas and Connecticut, and spent several years acquiring, building, and renovating apartments and condominiums. In 1981, he partnered with an architectural firm and founded City Associates, which developed office properties in Houston. In 1985, Mr. Reynolds joined Metro Hotels, a privately held hotel development and management company in Dallas, where he oversaw development and construction, asset management, and project financing for 12 years. Mr. Reynolds then joined CapStar Hotel Company ("CapStar") as Senior Vice President Development in 1996 and managed the company's acquisition of Metro Hotels in 1998. He held the same position at successors of CapStar, MeriStar Hotels & Resorts, and Interstate Hotels. He then became Chief Investment Officer and Executive Vice President of a public REIT, MeriStar Hospitality Corp., in April 2004 and served until October 2005 when he entered into an agreement with USAA Real Estate Co. ("USAA") to be Managing director of a hotel fund USAA planned to form. Subsequently USAA elected not to form the fund and executed a sale of existing investments, at which point Mr. Reynolds joined Thayer Lodging Group. Mr. Reynolds is a member of the ULI Hotel Development Council and the steering committee for America's Lodging Investment Summit, and formerly was on the advisory committee of Meet the Money, the advisory committee for the Hunter Hotel Investment Conference, and was a Trustee of the American Resort Development Association. He is a frequent panelist and moderator at hospitality industry investment conferences. Mr. Reynolds served as a member of the Trinity College Board of Trustees from 1998 to 2007, and as a member of Trinity's Cornerstone Capital Campaign Executive Committee from its inception in 2006 until the campaign concluded in 2012. In 1996, he was awarded an Alumni Medal for Excellence by Trinity in recognition of his significant contributions to his profession, his community and to the college. Mr. Reynolds' nearly 40 years of experience in real estate development, investments, and strategic planning, involving many facets of hotel development and investment, led us to conclude that he should serve as a member of the combined company's board of directors.

Charles S. Henry

Age 66. Independent director nominee.

        Mr. Henry has served as lead independent director and chairman of the audit committee of the CWI 1 board since December 6, 2018, having served as an independent director and a member of the audit committee since September 2010. He also served as an independent director and a member of the audit committee of the CWI 2 board from February 2015 to December 6, 2018. Mr. Henry has served as the President of Hotel Capital Advisers, Inc. ("HCA") since he founded HCA in 1994. Until June 2015, HCA managed a portfolio of hotel real estate and operating company investments with an equity value in excess of $2 billion. HCA's portfolio of assets included the Plaza in New York, the Savoy Hotel in London, and the Four Seasons George V in Paris, as well as hotel company investments that included stakes in Four Seasons Hotels, Fairmont Raffles Hotels International, and Moevenpick Hotels. Mr. Henry also served as a director of Four Seasons Hotels Inc. until the company was taken private in May 2007. Prior to founding HCA, Mr. Henry spent nine years in investment banking at CS First Boston and Salomon Brothers, where he was responsible for capital raising, property sales, and merger and financial advisory assignments in the hotel industry, including the sales of Regent International, Ramada, Holiday Inns, and Motel 6. Earlier in his career, Mr. Henry spent two years on the financial management faculty of the Cornell School of Hotel Administration. Additionally, he worked at Prudential Insurance in hotel asset management and at Hilton International in operations analysis. Mr. Henry received a B.S. in Hotel Administration and an M.B.A. in finance from Cornell University. Mr. Henry's executive experience with HCA, as well as his extensive experience in the investing and management of hotel assets, led us to conclude that he should serve as a member of the combined company's board of directors.

Michael D. Johnson

Age 63. Independent director nominee.

        Mr. Johnson has served as an independent director and as a member of the audit committee of the CWI 1 board since September 2010. He also served in the same capacities for CWI 2 from February 2015 to December 6, 2018. Mr. Johnson has served as the President of John Carroll University since June 2018. He served as the Provost of Babson College from July 2016 to April 2018, and was previously Dean of Cornell University's School of Hotel Administration from June 2006 to June 2016. During his time at Cornell, he oversaw programs including the Cornell Program in Real

Estate and the university-wide undergraduate minor in real estate. Prior to joining Cornell University in 2006, Mr. Johnson was the D. Maynard Phelps Collegiate Professor of Business Administration from 1998 and a Professor of Marketing from 1995 at the University of Michigan's Ross School of Business. At Michigan, he served as the director of the Center for Customer-Focused Management in Executive Education at the University of Michigan's Ross School of Business from 2004 to May 2006. Mr. Johnson also served as a member of the Executive Committee of the University of Michigan's Ross School of Business from 1996 to 1998. During his career, Mr. Johnson has consulted for a diverse range of companies and public agencies focusing on, among other things, marketing strategy, service management, customer portfolio management and customer satisfaction measurement, and relationship management. Mr. Johnson is a founding member of the University of Michigan's National Quality Research Center where he was instrumental in the development of the American Customer Satisfaction Index. He has authored over 100 academic articles and industry reports over his career and his five books have been published in six different languages. His books include Competing in a Service Economy: How to Create a Competitive Advantage through Service Development and Innovation (Jossey-Bass, 2003) and the award-winning Improving Customer Satisfaction, Loyalty and Profit: An Integrated Measurement and Management System (Jossey-Bass, 2000). Mr. Johnson has served as associate editor of the Journal of Consumer Research and on multiple editorial boards. Mr. Johnson holds a Ph.D. and M.B.A. from the University of Chicago and a Bachelor of Science degree with honors from the University of Wisconsin. Mr. Johnson's distinguished academic career, his expertise in marketing and customer relationship management, his leadership of the leading institution for hospitality industry education and research and his consulting experience in the hospitality industry led us to conclude that he should serve as a member of the combined company's board of directors.

John J. Park

Age 55. Director nominee.

        Mr. Park has served as a managing director of CWI 2 since February 2015 and as a managing director of CWI 1 since July 2013. He has also served as a managing director of CPA:18—Global Incorporated since April 2013 and had served as a managing director of CPA:17—Global Incorporated from March 2013 until its merger with WPC on October 31, 2018. Mr. Park became President of WPC in January 2018, having served as a managing director since 2013, and most recently has served as director of Strategy and Capital Markets since March 2016, after serving in various capacities since joining WPC as an investment analyst in 1987. During his tenure, he has spearheaded the transactions that have transformed WPC, including consolidation and listing of CPA:1-9 as Carey Diversified LLC in 1998, its merger with W. P. Carey & Co. Inc. in 2000, liquidity transactions of Corporate Property Associates ("CPA"):10, Carey Institutional Properties, CPA:12, and CPA:14, WPC's merger with CPA:15 and REIT conversion in 2012, WPC's merger with CPA:16—Global Incorporated in 2014, and WPC's merger with CPA:17—Global Incorporated in October 2018. The WPC board of directors designated him as an executive officer in March 2016. Mr. Park received a B.S. in Chemistry from the Massachusetts Institute of Technology and an M.B.A. in Finance from Stern School of Business at New York University. He also serves as a trustee of the W. P. Carey Foundation. Mr. Park's track record of leadership and service in senior executive roles at the Advisor, and the knowledge that he has gained in the industry, led us to conclude that he should serve as a member of the combined company's board of directors.

Simon M. Turner

Age 58. Independent director nominee.

        Mr. Turner has served as an independent director and a member of the audit committee of the CWI 1 board since December 2018. He formed Alpha Lodging Partners in 2017 to make selective investments and to provide strategic and transactional advisory services to hospitality sector companies and investors. Mr. Turner served as an independent director of ClubCorp Holdings, Inc., a membership-based leisure company, including service on its audit, compensation, and nominating and corporate governance committees, from May 2017 until its acquisition in September 2017. He served as President, Global Development of Starwood Hotels & Resorts Worldwide from May 2008 to October 2016, where he was responsible for global development activities, including hotel and resort development, property acquisitions and dispositions, franchise and management pipeline expansion, and real estate investment management. Prior to Starwood, he served as a Principal of Hotel Capital Advisers, Inc., a hotel investment advisory firm overseeing both hotel brands (Four Seasons and Fairmont) and property investments in North America and Europe, from June 1996 to April 2008. In that position, he led a number of high-profile hotel projects, including the acquisition, financing, and repositioning of the Hotel George V in Paris and the Copley Plaza Hotel in Boston. His board service has included Fairmont Raffles Hotels International, The Four Seasons Resort and Club, and Four Seasons Hotels, Inc. Prior to 1996, he served as a director of Investment Banking at Salomon Brothers Inc., where he was responsible for the structuring and execution of a broad range of hotel sector strategies, and in management positions at various other international hospitality firms. He is currently an adjunct lecturer at NYU's Hospitality and Tourism program and has also lectured frequently at Cornell University's School of Hotel Administration, as well as the university's executive education program, and at Columbia University's real estate graduate program. He is also a Trustee of the Urban Land Institute. He holds a B.S. in Hotel Administration from Cornell University. Mr. Turner's diverse leadership roles over 35 years in the hospitality sector, including as a senior executive and board member with oversight of public and private enterprises, and experience in numerous facets of business operations, strategy, and complex transactions, led us to conclude that he should serve as a member of the combined company's board of directors.

        Set forth below is a list of the executive officers of the combined company:

Name	Age	Position(s)
Michael G. Medzigian	59	Chairman of the Board of Directors, Chief Executive Officer, and President
Mallika Sinha	41	Chief Financial Officer
Gilbert Murillo	43	Chief Investment Officer

Mallika Sinha

Age 41. Chief Financial Officer since 2017.

        Ms. Sinha has served as Chief Financial Officer of CWI 2 since March 2017. Since that same date, she has also served as a Managing director of WPC and as Chief Financial Officer of CPA:17—Global Incorporated (until its merger with WPC on October 31, 2018), CPA:18—Global Incorporated and CWI 1. From February 2015 to March 2017, as Senior Vice President Corporate Finance and then Executive Director, Ms. Sinha oversaw the corporate finance activities of CWI 1, CWI 2, WPC, CPA:17—Global Incorporated, and CPA:18—Global Incorporated. She joined WPC in June 2011 as Senior Vice President and head of Accounting Policy and oversaw the establishment of company-wide accounting policies and reviewed complex accounting transactions. Before joining WPC, Ms. Sinha started her career in 1999 with PricewaterhouseCoopers LLP and worked in its Mumbai and New York offices until 2011. At PwC, she worked in a variety of roles, last serving as director of Transaction Services, where she advised clients on financing transactions, divestitures, and mergers and acquisitions. She is a chartered accountant from India and received her Bachelor of Commerce degree from the University of Mumbai, India.

Gilbert Murillo

Age 43. Chief Investment Officer (effective upon the closing of the merger).

        Mr. Murillo is Executive Vice President and Chief Investment Officer of Watermark. Mr. Murillo joined Watermark in September 2008 and has been involved in all of CWI 1's and CWI 2's investments. Immediately prior to joining Watermark, from to 2005 to 2007, Mr. Murillo was an Associate in Citigroup's gaming & lodging equity research group, where he performed fundamental equity analysis of gaming and lodging companies. Prior to that, from 2001 to 2004, Mr. Murillo was an Analyst at Fieldstone, a boutique investment bank, where his activities were focused primarily on mergers and acquisitions advisory services. Mr. Murillo received a B.S. in Business Administration with a concentration in finance from Fordham University and Master of Science in Real Estate from Columbia University.

Potential Conflicts of Interest of the Combined Company

        In considering the recommendation of the respective special committees and boards of directors of CWI 1 and CWI 2 to approve the proposals contained in this Joint Proxy Statement/Prospectus, CWI 1's stockholders and CWI 2's stockholders should be aware that potential conflicts of interest exist because WPC and its affiliates serve as the advisor for each of CWI 1 and CWI 2, Watermark serves as the subadvisor for each company, the companies share common management, and the officers and directors of CWI 1 and CWI 2 may have certain interests in the proposed transaction that are different from or in addition to the interests of CWI 1 stockholders and CWI 2 stockholders generally. The boards of directors of CWI 1 and CWI 2 (including the CWI 1 and CWI 2 special committees) knew about these potential conflicts and additional interests, and considered them when they approved the merger and other transactions, including the internalization. These potential conflicts and interests are set forth below.

        The closing of the merger is a condition to the closing of the internalization. Pursuant to the internalization agreement, CWI 2 and CWI 2 Operating Partnership will pay aggregate consideration of $125.0 million of their equity securities to WPC and Watermark, valued based on CWI 2's estimated net asset value per share of $11.41 as of December 31, 2018. The breakdown of the consideration is as follows:

  •
  affiliates of WPC will receive 1,300,000 shares of CWI 2 Series A preferred stock with an aggregate liquidation preference of $65.0 million and 2,840,549 shares of CWI 2 Class A common stock with an aggregate value of approximately $32.4 million; and

  •
  affiliates of Watermark will receive 2,417,996 limited partnership units in the CWI 2 Operating Partnership with an aggregate value of approximately $27.6 million, which are exchangeable on a one-for-one basis into shares of CWI 2 Class A common stock in accordance with the terms of the CWI 2 operating partnership agreement.

        Mr. Medzigian entered into an employment agreement with CWI 2 that will take effect at the closing of the merger. See the section titled "The Internalization and Internalization Agreement—CEO Employment Agreement" beginning on page 169 for a summary of the terms of the CEO employment agreement. Ms. Sinha executed an offer letter from, and Mr. Murillo agreed with, CWI 2 on the principal terms of their respective compensation as executive officers of the combined company, which will take effect at the closing of the merger. See the section titled "The Internalization and Internalization Agreement—Other Executive Employment Agreements" beginning on page 170 for more information.

        On October 1, 2019, CWI 1, CWI 2, Watermark, and Mr. Medzigian entered into a commitment agreement pursuant to which CWI 1 and CWI 2 agreed to pay Watermark a total of $6.95 million in consideration of the commitments of Watermark and Mr. Medzigian to winddown and ultimately liquidate a private fund that was formed to raise capital to invest in lodging properties and to devote their business activities exclusively to the affairs of CWI 1 and CWI 2, with the exception of the winddown of the private fund and performing asset management services for two hotels owned by WPC. Of the amount payable to Watermark, $5.0 million was paid in October 2019 and the balance is payable in January 2020. See the section titled "The Internalization and the Internalization Agreement—Commitment Agreement" beginning on page 168 for a summary of terms of the commitment agreement. Each of Messrs. Henry, Johnson, Parsons, and Reynolds had been appointed to the investment and advisory committee of the private fund, and their respective positions terminated on October 3, 2019. As members of the investment and advisory committee, each of them received an annual cash retainer of $15,000.

        Until the closing of the internalization, the Advisor will continue to receive any and all accrued and unpaid fees and distributions pursuant to the CWI 1 advisory agreement, CWI 2 advisory agreement, and limited partnership agreements of CWI 1 Operating Partnership and of CWI 2 Operating Partnership. At September 30, 2019, the Advisor had accrued and unpaid fees of $2.6 million pursuant to the CWI 1 advisory agreement and CWI 1 operating partnership agreement, and $1.8 million pursuant to the CWI 2 advisory agreement and CWI 2 operating partnership agreement, excluding the disposition fees and incentive distributions being waived in connection with the merger and internalization. On a monthly basis, the Advisor earns an aggregate of approximately $2.1 million in asset management fees and $1.1 million in special general partner distributions from CWI 1 and CWI 2. WPC pays Watermark 20% of all fees and distributions it receives in respect of CWI 1 and 25% in respect of CWI 2.

        As of the close of business on the CWI 1 record date and the CWI 2 record date, CWI 1's and CWI 2's directors and executive officers, and WPC and its affiliates, held in the aggregate approximately 4.1% and 4.0% of the issued and outstanding shares of CWI 1 common stock and CWI 2 common stock, respectively. See the sections titled "The CWI 1 Special Meeting—Beneficial Ownership of CWI 1's Stock by Directors and Executive Officers" and "The CWI 2 Special Meeting—Beneficial Ownership of CWI 2's Stock by Directors and Executive Officers" beginning on pages 88 and 92, respectively.

        Messrs. Parsons and Reynolds each previously served as directors of CWI 1, and Messrs. Henry and Johnson each previously served as directors of the CWI 2 board. In connection with separating the independent directors between the CWI 1 board and CWI 2 board, they resigned from the applicable board, each effective as of December 6, 2018.

        Each of the directors of CWI 1 and of CWI 2 will serve as directors of the combined company, and the independent directors will receive compensation for their service as directors.

THE CWI 1 SPECIAL MEETING

Date, Time, and Place

        The CWI 1 special meeting will be held at 2:00 p.m., Eastern Time, on March 26, 2020, at the offices of Clifford Chance US LLP, 31 West 52nd Street, 4th Floor, New York, New York 10019.

Purpose

        The CWI 1 special meeting will be held for the purpose of considering and voting on the following proposals:

  1.
  to approve the merger and the other transactions contemplated by the merger agreement (the "CWI 1 merger proposal");

  2.
  to approve the CWI 1 charter amendment (the "CWI 1 charter amendment proposal"); and

  3.
  to approve any adjournment of the CWI 1 special meeting, including without limitation to solicit additional proxies if there are insufficient votes at the time of the CWI 1 special meeting (the "CWI 1 adjournment proposal").

Recommendation of the CWI 1 Board of Directors

        At a meeting on October 21, 2019, the CWI 1 board (with the unanimous vote of the independent directors), after careful consideration and based on the unanimous recommendation of the CWI 1 special committee, adopted resolutions declaring each of the merger, the internalization, and the CWI 1 charter amendment to be advisable and in the best interests of CWI 1 and CWI 1 stockholders, and the merger to be fair and reasonable to CWI 1 and on terms and conditions no less favorable to CWI 1 than those available from unaffiliated third parties, and directing the CWI 1 merger proposal and the CWI 1 charter amendment proposal to be submitted for consideration at the CWI 1 special meeting. The CWI 1 board recommends a vote "FOR" approval of the CWI 1 merger proposal, "FOR" approval of the CWI 1 charter amendment proposal, and "FOR" approval of the CWI 1 adjournment proposal.

Record Date, Outstanding Shares, and Voting Rights

        The CWI 1 board has fixed the close of business on January 7, 2020, as the CWI 1 record date for the CWI 1 special meeting. Accordingly, only holders of record of shares of CWI 1 common stock on the CWI 1 record date are entitled to notice of, and to vote at, the CWI 1 special meeting. As of the CWI 1 record date, there were 142,855,112.405 outstanding shares of CWI 1 common stock, held by 31,408 holders of record. At the CWI 1 special meeting, each outstanding share of CWI 1 common stock entitles its holder to one vote on each proposal submitted to CWI 1 stockholders for consideration and to which such holder is entitled to vote.

Quorum

        The representation, in person or by proxy, of CWI 1 stockholders entitled to cast at least a majority of all the votes entitled to be cast at the CWI 1 special meeting on any matter is necessary to constitute a quorum at the CWI 1 special meeting. For the purpose of determining the presence of a quorum, abstentions, and "broker non-votes" (i.e., shares represented in person or by proxy at the meeting held by brokers, as to which instructions have not been received from the beneficial owners or persons entitled to vote such shares and with respect to which the broker does not have discretionary voting power to vote such shares) will be counted as present and entitled to vote at the CWI 1 special meeting.

Vote Required

        Approval of each of the CWI 1 merger proposal and the CWI 1 charter amendment proposal requires the affirmative vote of a majority of all the votes entitled to be cast on the matter at the CWI 1 special meeting. Shares of CWI 1 common stock held by CWI 1's directors, the Advisor, or any of their respective affiliates are not entitled to vote on the CWI 1 merger proposal. Abstentions and broker non-votes by CWI 1 stockholders (other than, in the case of the CWI 1 merger proposal, CWI 1's directors, the Advisor, and any of their respective affiliates) will have the same effect as votes against approval of the CWI 1 merger proposal and the CWI 1 charter amendment.

        The closing of the merger is conditioned upon approval of the proposal relating to the CWI 1 charter amendment; therefore, if CWI 1 stockholders do not approve the CWI 1 charter amendment, the merger cannot be completed even if the CWI 1 merger proposal is approved. Similarly, the CWI 1 charter amendment will not come into effect unless the CWI 1 merger proposal is approved.

        Approval of the CWI 1 adjournment proposal requires the affirmative vote of a majority of all of the votes cast on such proposal. Abstentions and broker non-votes will have no impact on the vote on this proposal.

Voting of Proxies

        If you are a holder of shares of CWI 1 common stock on the CWI 1 record date, you may authorize a proxy by completing, signing, and promptly returning the proxy card in the self-addressed stamped envelope provided. You may also authorize a proxy to vote your shares by telephone or over the internet as described in your proxy card. Authorizing a proxy to vote your shares by telephone or over the internet will not limit your right to attend the CWI 1 special meeting and vote your shares in person. Those stockholders of record who choose to authorize a proxy by telephone or over the internet must do so no later than 11:59 p.m., Eastern Time, on March 25, 2020. All shares of CWI 1's common stock represented by properly executed proxy cards received before or at the CWI 1 special meeting and all proxies properly submitted by telephone or over the internet will, unless the proxies are revoked, be voted in accordance with the instructions indicated on those proxy cards, telephone or internet submissions. If no instructions are indicated on a properly executed proxy card, the shares will be voted "FOR" each of the proposals. You are urged to indicate how you vote your shares whether you authorize a proxy by proxy card, by telephone or over the internet.

        If a properly executed proxy card is returned or properly submitted by telephone or over the internet and the stockholder has abstained from voting on one or more of the proposals, the shares of CWI 1 common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum but will not be considered to have been voted on the abstained proposals. For each of the CWI 1 merger proposal and the CWI 1 charter amendment proposal, abstentions will have the same effect as a vote against approval of the merger and the CWI 1 charter amendment. For the CWI 1 adjournment proposal, abstentions (which are not considered votes cast) will have no impact on the vote on such proposal.

        If your shares are held in an account controlled by a broker, financial advisor, bank, or other nominee, you must instruct them on how to vote your shares. If an executed proxy card is returned by a broker, bank, or other nominee holding shares that indicates that they do not have discretionary authority to vote on the proposals, the shares will be considered present at the meeting for purposes of determining the presence of a quorum but will not be considered to have been voted on the proposals. Under applicable rules and regulations, a broker, financial advisor, bank, or other nominee has the discretion to vote on routine matters but does not have the discretion to vote on non-routine matters. Each of the CWI 1 merger proposal and the CWI 1 charter amendment proposal is a non-routine matter. Accordingly, your broker, financial advisor, bank, or other nominee will vote your shares only if you provide instructions on how to vote by following the information provided to you by them. If you do not provide voting instructions, your shares will be considered "broker non-votes" because the broker, financial advisor, bank, or other nominee will not have discretionary authority to vote your shares. Therefore, your failure to provide voting instructions to them will have the same effect as a vote against the CWI 1 merger proposal and the CWI 1 charter amendment proposal. Your failure to provide voting instructions will have no effect on the vote on the CWI 1 adjournment proposal.

Adjournment

        Although it is not currently expected, the CWI 1 special meeting may be adjourned to solicit additional proxies if there are not sufficient votes to approve the CWI 1 merger proposal or the CWI 1 charter amendment proposal. In that event, CWI 1 may ask its stockholders to vote upon the proposal to consider the adjournment of the CWI 1 special meeting to solicit additional proxies but not upon the CWI 1 merger proposal or the CWI 1 charter amendment proposal. If CWI 1 stockholders approve the CWI 1 adjournment proposal, CWI 1 could adjourn the CWI 1 special meeting and use the time to solicit additional proxies. If no direction on the CWI 1 adjournment proposal is given, any shares of CWI 1 common stock that were voted against approval of the CWI 1 merger proposal or the CWI 1 charter amendment proposal will not be voted in favor of the adjournment of the CWI 1 special meeting in order to solicit additional proxies.

Revocation of Proxies

        Any proxy given pursuant to this solicitation may be revoked, and the vote changed, by the person giving it at any time before it is voted. Proxies may be revoked by:

  •
  delivering to the Corporate Secretary of CWI 1, at or before the vote is taken at the CWI 1 special meeting, a later-dated written notice stating that you would like to revoke your proxy and change your vote;

  •
  properly executing a later-dated proxy relating to the same shares and delivering it to the Corporate Secretary of CWI 1 before the vote is taken at the CWI 1 special meeting; or

  •
  attending the CWI 1 special meeting and voting in person, although attendance at the CWI 1 special meeting will not in and of itself constitute a revocation of a proxy or a change of your vote.

Proxies authorized by telephone or via the internet may only be revoked in writing in accordance with the above instructions.

        Any written notice of revocation or subsequent proxy should be sent to CWI 1, 50 Rockefeller Plaza, New York, NY 10020, Attention: Corporate Secretary, so as to be received prior to the CWI 1 special meeting, or hand-delivered to the Corporate Secretary of CWI 1 at or before the taking of the vote at the CWI 1 special meeting.

Beneficial Ownership of CWI 1's Stock by Directors and Executive Officers

        As of the close of business on the CWI 1 record date, CWI 1's and CWI 2's directors and executive officers, and WPC and its affiliates, were generally entitled to vote 5,856,326 shares of CWI 1 common stock in the aggregate, or approximately 4.1% of the shares of CWI 1 common stock issued and outstanding on that date. This includes 5,632,896 shares of CWI 1 common stock held by WPC and its affiliates. CWI 1 currently expects that all of CWI 1's and CWI 2's directors and executive officers, and WPC and its affiliates, will vote their shares of CWI 1 common stock in favor of all the proposals to be considered and voted on at the CWI 1 special meeting (other than the CWI 1 merger proposal, on which they are not entitled to vote).

Solicitation of Proxies; Expenses

        All expenses of CWI 1's solicitation of proxies from its stockholders, including the cost of mailing this Joint Proxy Statement/Prospectus to CWI 1 stockholders, will be paid by CWI 1. CWI 1 may utilize some of the officers and employees of WPC or Watermark (who will receive no compensation in addition to their regular salaries) to solicit proxies personally and by telephone. In addition, CWI 1 has engaged BFS to assist in the solicitation of proxies for the CWI 1 special meeting and estimates that it will pay BFS a fee of approximately $70,000. CWI 1 has also agreed to reimburse BFS for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify BFS against certain losses, costs, and expenses. No portion of the amount that CWI 1 is required to pay BFS is contingent upon the closing of the merger. The agreement between CWI 1 and BFS may be terminated by either party for any reason upon 60 days' prior written notice. The agreement between CWI 1 and BFS also limits any damages to one year of fees due and payable to BFS. CWI 1 may request banks, brokers, and other custodians, nominees, and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies and will reimburse such persons for their expenses in so doing.

        Under CWI 1's charter and Subtitle 2 of Title 3 of the MGCL, CWI 1 stockholders are not entitled to dissenting stockholders' appraisal rights, rights of objecting stockholders, or other similar rights in connection with the merger or the CWI 1 charter amendment.

THE CWI 2 SPECIAL MEETING

Date, Time, and Place

        The CWI 2 special meeting will be held at 3:00 p.m., Eastern Time, on March 26, 2020, at the offices of Clifford Chance US LLP, 31 West 52nd Street, 4th Floor, New York, New York 10019.

Purpose

        The CWI 2 special meeting will be held for the purpose of considering and voting on the following proposals:

  1.
  to approve the merger, pursuant the merger agreement (the "CWI 2 merger proposal");

  2.
  to approve the CWI 2 charter amendment (the "CWI 2 charter amendment proposal");

  3.
  to approve the CWI 2 listing charter restatement (the "CWI 2 listing charter restatement proposal"); and

  4.
  to approve any adjournment of the CWI 2 special meeting, including without limitation to solicit additional proxies if there are insufficient votes at the time of the CWI 2 special meeting (the "CWI 2 adjournment proposal").

Recommendation of the CWI 2 Board of Directors

        The CWI 2 board, after careful consideration, at a meeting on October 22, 2019, adopted resolutions declaring each of the merger, the internalization, the CWI 2 charter amendment, and the CWI 2 listing charter restatement to be advisable and in the best interests of CWI 2 and CWI 2's stockholders, and the merger and the internalization to be fair and reasonable to CWI 2 and CWI 2's stockholders and on terms and conditions at least as favorable as those available from unaffiliated third parties, and directing the CWI 2 merger proposal, the CWI 2 charter amendment proposal, and the CWI 2 listing charter restatement proposal to be submitted for consideration at the CWI 2 special meeting. The CWI 2 board recommends a vote "FOR" approval of the CWI 2 merger proposal, "FOR" approval of the CWI 2 charter amendment proposal, "FOR" approval of the CWI 2 listing charter restatement proposal, and "FOR" approval of the CWI 2 adjournment proposal.

Record Date, Outstanding Shares, and Voting Rights

        The CWI 2 board has fixed the close of business on January 7, 2020, as the CWI 2 record date for the CWI 2 special meeting. Accordingly, only holders of record of shares of CWI 2 common stock on the CWI 2 record date are entitled to notice of, and to vote at the CWI 2 special meeting. As of the CWI 2 record date, there were 32,762,004.876 Class A and 60,623,093.179 Class T outstanding shares of CWI 2 common stock, held by approximately 6,266 and 14,153 holders of record, respectively. At the CWI 2 special meeting, each outstanding share of CWI 2 common stock entitles its holder to one vote on each proposal submitted to CWI 2 stockholders for consideration and to which such holder is entitled to vote.

Quorum

        The representation, in person or by proxy, of CWI 2 stockholders entitled to cast at least 50% of all the votes entitled to be cast at the CWI 2 special meeting is necessary to constitute a quorum at the CWI 2 special meeting. For the purposes of determining the presence of a quorum, abstentions, and "broker non-votes" will be counted as present and entitled to vote at the CWI 2 special meeting.

Vote Required

        Approval of the CWI 2 merger proposal requires the affirmative vote of a majority of the votes cast on the matter at the CWI 2 special meeting. Shares of CWI 2 common stock held by CWI 2's directors, the Advisor, or any of their respective affiliates are not entitled to vote on the CWI 2 merger proposal. Abstentions and broker non-votes will have no impact on the vote on such proposal.

        Approval of each of the CWI 2 charter amendment proposal and the CWI 2 listing charter restatement proposal requires the affirmative vote a majority of all the votes entitled to be cast on the matter. Abstentions and broker non-votes will have the same effect as votes against such proposals since each of the proposals requires the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

        The closing of the merger is conditioned upon approval of the proposal relating to the CWI 2 charter amendment proposal and the CWI 2 listing charter restatement proposal; therefore, if CWI 2 stockholders do not approve either proposal, the merger cannot be completed even if the merger proposal is approved. Similarly, the CWI 2 charter amendment and the CWI 2 listing charter restatement will only come into effect if the merger proposal is approved and, in the case of the CWI 2 listing charter restatement, an initial public offering, or public stock exchange listing of the combined company occurs.

        Approval of the CWI 2 adjournment proposal requires the affirmative vote of a majority of all of the votes cast on such proposal. Abstentions and broker non-votes will have no impact on the vote on such proposal.

Voting of Proxies

        If you are a holder of shares of CWI 2 common stock on the CWI 2 record date, you may authorize a proxy by completing, signing, and promptly returning the proxy card in the self-addressed stamped envelope provided. You may also authorize a proxy to vote your shares by telephone or over the internet as described in your proxy card. Authorizing a proxy to vote your shares by telephone or over the internet will not limit your right to attend the special meeting and vote your shares in person. Those stockholders of record who choose to authorize a proxy by telephone or over the internet must do so no later than 11:59 p.m., Eastern Time, on March 25, 2020. All shares of CWI 2 common stock represented by properly executed proxy cards received before or at the CWI 2 special meeting and all proxies properly submitted by telephone or over the internet will, unless the proxies are revoked, be voted in accordance with the instructions indicated on those proxy cards, telephone, or internet submissions. If no instructions are indicated on a properly executed proxy card, the shares will be voted "FOR" each of the proposals. You are urged to indicate how you vote your shares whether you authorize a proxy by proxy card, by telephone, or over the internet.

        If a properly executed proxy card is returned or properly submitted by telephone or over the internet and the stockholder has abstained from voting on one or more of the proposals, the shares of CWI 2 common stock represented by the proxy will be considered present at the special meeting for purposes of determining a quorum but will not be considered to have been voted on the abstained proposals. For the CWI 2 merger proposal, abstentions (which are not considered votes cast under Maryland law) will have no impact on the vote on such proposal. For each of the CWI 2 charter amendment proposal and the CWI 2 listing charter restatement proposal, abstentions will have the same effect as a vote against such proposals. For the proposal to CWI 2 adjournment proposal, abstentions (which are not considered votes cast) will have no impact on the vote on such proposal.

        If your shares are held in an account controlled by a broker, financial advisor, bank, or other nominee, you must instruct them on how to vote your shares. If an executed proxy card is returned by a broker, bank, or other nominee holding shares that indicates that they do not have discretionary authority to vote on the proposals, the shares will be considered present at the meeting for purposes of determining the presence of a quorum but will not be considered to have been voted on the proposals. Under applicable rules and regulations, a broker, financial advisor, bank, or other nominee has the discretion to vote on routine matters but does not have the discretion to vote on non-routine matters. Each of the CWI 2 merger proposal, the CWI 2 charter amendment proposal, and the CWI 2 listing charter restatement proposal is a non-routine matter. Accordingly, your broker, financial advisor, bank, or other nominee will vote your shares only if you provide instructions on how to vote by following the information provided to you by them. If you do not provide voting instructions, your shares will be considered "broker non-votes" because the broker, financial advisor, bank, or other nominee will not have discretionary authority to vote your shares. Therefore, your failure to provide voting instructions to them will have the same effect as a vote against the CWI 2 charter amendment proposal and the CWI 2 listing charter restatement proposal. However, your failure to provide voting instructions will have no effect on the vote on the CWI 2 merger proposal or on the vote on the CWI 2 adjournment proposal.

Adjournment

        Although it is not currently expected, the CWI 2 special meeting may be adjourned to solicit additional proxies if there are not sufficient votes to approve the CWI 2 merger proposal, the CWI 2 charter amendment proposal, or the CWI 2 listing charter restatement proposal. In that event, CWI 2 may ask its stockholders to vote upon the proposal to consider the adjournment of the CWI 2 special meeting to solicit additional proxies but not upon the CWI 2 merger proposal, the CWI 2 charter amendment proposal, or the CWI 2 listing charter restatement proposal. If CWI 2 stockholders approve the CWI 2 adjournment proposal, CWI 2 could adjourn the CWI 2 special meeting and use the time to solicit additional proxies. If no direction on the CWI 2 adjournment proposal is given, any shares of CWI 2 common stock that were voted against approval of the CWI 2 merger proposal, the CWI 2 charter amendment proposal, or the CWI 2 listing charter restatement proposal will not be voted in favor of the adjournment of the CWI 2 special meeting in order to solicit additional proxies.

Revocation of Proxies

        Any proxy given pursuant to this solicitation may be revoked, and the vote changed, by the person giving it at any time before it is voted. Proxies may be revoked by:

  •
  delivering to the Corporate Secretary of CWI 2, at or before the vote is taken at the CWI 2 special meeting, a later-dated written notice stating that you would like to revoke your proxy and change your vote;

  •
  properly executing a later-dated proxy relating to the same shares and delivering it to the Corporate Secretary of CWI 2 before the vote is taken at the CWI 2 special meeting; or

  •
  attending the CWI 2 special meeting and voting in person, although attendance at the CWI 2 special meeting will not in and of itself constitute a revocation of a proxy or a change of your vote.

Proxies authorized by telephone or via the internet may only be revoked in writing in accordance with the above instructions.

        Any written notice of revocation or subsequent proxy should be sent to CWI 2, 50 Rockefeller Plaza, New York, NY 10020, Attention: Corporate Secretary, so as to be received prior to the CWI 2 special meeting, or hand-delivered to the Corporate Secretary of CWI 2 at or before the taking of the vote at the CWI 2 special meeting.

Beneficial Ownership of CWI 2's Stock by Directors and Executive Officers

        As of the close of business on the CWI 2 record date, CWI 1's and CWI 2's directors and executive officers, and WPC and its affiliates, were generally entitled to vote 3,733,296 shares of CWI 2 common stock in the aggregate, or approximately 4.0% of the shares of CWI 2 common stock issued and outstanding on that date. This includes 3,506,799 shares of CWI 2 common stock held by WPC and its affiliates. CWI 2 currently expects that all of CWI 1's and CWI 2's directors and executive officers, and WPC and its affiliates, will vote their shares of CWI 2 common stock in favor of all the proposals to be considered and voted on at the CWI 2 special meeting (other than the CWI 2 merger proposal, on which they are not entitled to vote).

Solicitation of Proxies; Expenses

        All expenses of CWI 2's solicitation of proxies from its stockholders, including the cost of mailing this Joint Proxy Statement/Prospectus to CWI 2 stockholders, will be paid by CWI 2. CWI 2 may utilize some of the officers and employees of WPC or Watermark (who will receive no compensation in addition to their regular salaries) to solicit proxies personally and by telephone. In addition, CWI 2 has engaged BFS to assist in the solicitation of proxies for the CWI 2 special meeting and estimates that it will pay BFS a fee of approximately $140,000. CWI 2 has also agreed to reimburse BFS for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify BFS against certain losses, costs, and expenses. No portion of the amount that CWI 2 is required to pay BFS is contingent upon the closing of the merger. The agreement between CWI 2 and BFS may be terminated by either party for any reason upon 60 days' prior written notice. The agreement between CWI 2 and BFS also limits any damages to one year of fees due and payable to BFS. CWI 2 may request banks, brokers, and other custodians, nominees, and fiduciaries to forward copies of the proxy materials to their principals and to request authority for the execution of proxies and will reimburse such persons for their expenses in so doing.

        Under CWI 2's charter and Subtitle 2 of Title 3 of the MGCL, CWI 2 stockholders are not entitled to dissenting stockholders' appraisal rights, rights of objecting stockholders, or other similar rights in connection with the merger, the CWI 2 charter amendment, or the CWI 2 listing charter restatement.

PROPOSALS SUBMITTED TO CWI 1 STOCKHOLDERS

CWI 1 Merger Proposal

(Proposal 1 on the CWI 1 Proxy Card)

        CWI 1 stockholders are asked to approve the merger and the other transactions contemplated by the merger agreement. For a summary and detailed information regarding this proposal, see the information about the merger and the merger agreement throughout this Joint Proxy Statement/Prospectus, including the information set forth in the sections titled "The Merger" and "The Merger Agreement" beginning on pages 100 and 151, respectively. A copy of the merger agreement is attached as Annex A to this Joint Proxy Statement/Prospectus.

        Pursuant to the merger agreement, approval of this proposal is a condition to the consummation of the merger. If this proposal is not approved, the merger will not be completed.

        CWI 1 is requesting that CWI 1 stockholders approve the merger and the other transactions contemplated by the merger agreement. Approval of this proposal requires the affirmative vote of a majority of the votes entitled to be cast on such proposal.

Recommendation of the CWI 1 Board of Directors

        The CWI 1 board recommends that CWI 1's stockholders vote "FOR" the proposal to approve the merger and the other transactions contemplated by the merger agreement.

CWI 1 Charter Amendment Proposal

(Proposal 2 on the CWI 1 Proxy Card)

        CWI 1 stockholders are asked to consider and vote on a proposal to approve the CWI 1 charter amendment in connection with, and subject to, approval of the merger. If adopted, the CWI 1 charter amendment would delete Article XV related to roll-up transactions (and the associated definitions) from the CWI 1 charter. This section imposes substantive and procedural requirements relating to roll-up transactions, all of which will not be applicable if the CWI 1 charter amendment is approved. Pursuant to the merger agreement, approval of this proposal is a condition to completing the merger, and if the CWI 1 charter amendment is not approved, the merger will not be completed even if the merger is approved. Likewise, the effectiveness of the CWI 1 charter amendment is conditioned on approval of the merger and the satisfaction of all the conditions to closing the merger (other than the filing of articles of merger, which will be filed and made effective promptly after the filing and effectiveness of the CWI 1 charter amendment). If CWI 1 stockholders do not approve the merger, the approval of the CWI 1 charter amendment will not become effective.

        The CWI 1 charter defines a roll-up transaction as a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of CWI 1 and the issuance of securities of a roll-up entity that is created or would survive after the successful completion of the roll-up transaction. This definition does not include (1) a transaction involving securities of CWI 1 that have been listed on a national securities exchange for at least 12 months or (2) a transaction involving CWI 1's conversion to corporate, trust, or association form if, as a consequence of the transaction, there will be no significant adverse change in stockholder voting rights, the term of CWI 1's existence, compensation to the Advisor, its sponsor, or CWI 1's investment objectives. The merger and the issuance of securities of CWI 2 may be considered a roll-up transaction.

        In connection with any roll-up transaction involving the issuance of securities of a roll-up entity, the CWI 1 charter requires CWI 1 to obtain an appraisal of its assets from a competent independent appraiser. In addition, in connection with a proposed roll-up transaction, the CWI 1 charter requires the person sponsoring the roll-up transaction to offer to CWI 1 stockholders who vote against the proposed roll-up transaction the choice of: (i) accepting the securities of the roll-up entity offered in the proposed roll-up transaction or (ii) one of the following: (a) remaining as holders of CWI 1 common stock and preserving their interests therein on the same terms and conditions as existed previously or (b) receiving cash in an amount equal to the stockholder's pro rata share of the appraised value of CWI 1's net assets. Under the CWI 1 charter, CWI 1 is prohibited from participating in any roll-up transaction: (1) that would result in the common stockholders having voting rights in a roll-up entity that are less than those provided in the CWI 1 charter; (2) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the roll-up entity, except to the minimum extent necessary to preserve the tax status of the roll-up entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the roll-up entity on the basis of the number of shares held by that investor; (3) in which investor's rights to access of records of the roll-up entity will be less than those provided in the CWI 1 charter; or (4) in which any of the costs of the roll-up transaction would be borne by CWI 1 if the roll-up transaction is rejected by CWI 1's stockholders.

        CWI 1 believes that it would not be practical to complete the merger if it were required to comply with these provisions and the merger is specifically conditioned on, among other things, the CWI 1 charter amendment.

        The CWI 1 board declared the CWI 1 charter amendment to be advisable on October 22, 2019. The full text of the CWI 1 charter amendment is set forth in the form of Articles of Amendment attached as Annex B to this Joint Proxy Statement/Prospectus.

        CWI 1 is requesting that CWI 1 stockholders approve the proposal to approve the CWI 1 charter amendment in connection with the merger. Approval of this proposal requires the affirmative vote of a majority of the votes entitled to be cast on such proposal. Even if the CWI 1 charter amendment is approved, it will not become effective unless the merger is also approved and all the conditions to closing the merger have been satisfied.

Recommendation of the CWI 1 Board of Directors

        The CWI 1 board recommends that CWI 1's stockholders vote "FOR" the proposal to approve the CWI 1 charter amendment in connection with the merger.

CWI 1 Adjournment Proposal

(Proposal 3 on the CWI 1 Proxy Card)

        The CWI 1 stockholders are being asked to approve a proposal that will give the chairman of the CWI 1 special meeting the authority to adjourn the CWI 1 special meeting one or more times to another date, time, or place, if necessary or appropriate, as determined by the chairman of the CWI 1 special meeting, to permit, among other things, further solicitation of proxies, if necessary or appropriate, in favor of the CWI 1 merger proposal and the CWI 1 charter amendment proposal if there are insufficient votes at the time of the CWI 1 special meeting to approve either such proposal.

        If, at the CWI 1 special meeting, the number of shares of CWI 1 common stock present or represented by proxy and voting for the approval of such proposals is insufficient to approve either such proposal, CWI 1 intends to move to adjourn the CWI 1 special meeting to another place, date, or time in order to enable the CWI 1 board to solicit additional proxies for approval of the proposals.

        CWI 1 is asking CWI 1 stockholders to approve one or more adjournments of the CWI 1 special meeting to another date, time, or place, if necessary or appropriate, as determined by the chairman of the CWI 1 special meeting, to solicit additional proxies in favor of the CWI 1 merger proposal and the CWI 1 charter amendment proposal. Approval of this proposal requires the affirmative vote of at least a majority of all votes cast on such proposal.

Recommendation of the CWI 1 Board of Directors

        The CWI 1 board recommends that CWI 1's stockholders vote "FOR" the proposal to approve one or more adjournments of the CWI 1 special meeting to another date, time, or place, if necessary or appropriate, as determined by the chairman of the CWI 1 special meeting, to solicit additional proxies in favor of the CWI 1 merger proposal and the CWI 1 charter amendment proposal.

 PROPOSALS SUBMITTED TO CWI 2 STOCKHOLDERS

CWI 2 Merger Proposal

(Proposal 1 on the CWI 2 Proxy Card)

        CWI 2 stockholders are asked to approve the merger pursuant to the merger agreement. For a summary and detailed information regarding this proposal, see the information about the merger and the merger agreement throughout this Joint Proxy Statement/Prospectus, including the information set forth in the sections titled "The Merger" and "The Merger Agreement" beginning on pages 100 and 151, respectively. A copy of the merger agreement is attached as Annex A to this Joint Proxy Statement/Prospectus.

        Pursuant to the merger agreement, approval of this proposal is a condition to the consummation of the merger. If this proposal is not approved, the merger will not be completed.

        CWI 2 is requesting that CWI 2 stockholders approve the merger pursuant to the merger agreement. Approval of this proposal requires the affirmative vote of a majority of the votes cast on such proposal.

Recommendation of the CWI 2 Board of Directors

        The CWI 2 board recommends that CWI 2's stockholders vote "FOR" the proposal to approve the merger pursuant to the merger agreement.

CWI 2 Charter Amendment Proposal

(Proposal 2 on the CWI 2 Proxy Card)

        CWI 2 stockholders are asked to consider and vote on a proposal to approve the CWI 2 charter amendment in connection with, and subject to, approval of the merger. If adopted, the CWI 2 charter amendment would delete the restriction on issuing redeemable securities in clause (A) of Section 9.3(f) of the CWI 2 charter. The Series A preferred stock that CWI 2 will issue to WPC in the internalization contains redemption provisions. A description of those redemption provisions is contained in the section titled "The Internalization and the Internalization Agreement—CWI 2 Series A Preferred Stock—Optional Redemption" beginning on page 167. The redemption provisions were agreed upon by CWI 2 and WPC after extensive negotiations, and the requirement for CWI 2 to issue the Series A preferred stock is part of the internalization agreement. Pursuant to the merger agreement, approval of this proposal is a condition to completing the merger, and if the CWI 2 charter amendment is not approved, the merger will not be completed even if the merger is approved and, accordingly, CWI 2 will be unable to complete the internalization. Likewise, the effectiveness of the CWI 2 charter amendment is conditioned on approval of the merger and the closing of the merger. If CWI 2 stockholders do not approve the merger, the approval of the CWI 2 charter amendment will not become effective.

        The CWI 2 board declared the CWI 2 charter amendment and the internalization to be advisable on October 22, 2019. The full text of the CWI 2 charter amendment is set forth in the form of Articles of Amendment attached as Annex C to this Joint Proxy Statement/Prospectus.

        CWI 2 is requesting that CWI 2 stockholders approve the proposal to approve the CWI 2 charter amendment, which is required in order for CWI 2 to be able to complete the internalization. No separate stockholder vote is being taken on the internalization. Approval of the CWI 2 charter amendment proposal requires the affirmative vote of a majority of the votes entitled to be cast on such proposal. If the merger is not completed, the CWI 2 charter amendment will not become effective.

Recommendation of the CWI 2 Board of Directors

        The CWI 2 board recommends that CWI 2's stockholders vote "FOR" the proposal to approve the CWI 2 charter amendment in connection with the proposed transaction.

CWI 2 Listing Charter Restatement Proposal

(Proposal 3 on the CWI 2 Proxy Card)

        CWI 2's stockholders are asked to consider and vote on a proposal to approve the amendment and restatement of the CWI 2 charter in connection with, and subject to, approval of the merger. If this proposal is adopted, CWI 2 will be authorized to file the amended and restated charter of CWI 2 only in connection with a future initial public offering or public stock exchange listing by CWI 2. The amended and restated charter would (i) remove certain limitations required by the North American Securities Administrators Association, Inc. to apply to non-traded REITs, but not to listed REITs, and make other conforming and ministerial changes, and (ii) make other revisions in order to bring CWI 2's charter more in line with those of publicly listed companies. As described in "The Merger—CWI 2's Reasons for the Merger and the Internalization," the CWI 2 special committee and board believe that one of the primary reasons for the proposed transaction is to better position the combined company for a future liquidity event, including an initial public offering or stock exchange listing. The CWI 2 special committee and board believe that the CWI 2 listing charter restatement will facilitate a future initial public offering or stock exchange listing by making the charter similar to those of other listed REITs and more consistent with charters that investors in listed REITs have found to be acceptable in the public REIT market. A description of the CWI 2 listing charter restatement is contained in the section titled "The CWI 2 Listing Charter Restatement" beginning on page 171. Pursuant to the merger agreement, approval of this proposal is a condition to completing the merger and if the CWI 2 listing charter restatement is not approved, the merger will not be completed even if the merger is approved. Likewise, the effectiveness of the CWI 2 listing charter restatement is conditioned on approval of the merger and the closing of the merger. If CWI 2 stockholders do not approve the merger and the merger does not close, the approval of the CWI 2 listing charter restatement will not become effective.

        The CWI 2 board declared the CWI 2 listing charter restatement to be advisable on October 22, 2019. The full text of the CWI 2 listing charter restatement is set forth in the form of Articles of Amendment and Restatement attached as Annex D to this Joint Proxy Statement/Prospectus.

        CWI 2 is requesting that CWI 2 stockholders approve the proposal to approve the CWI 2 listing charter restatement in connection with the merger. Approval of this proposal requires the affirmative vote of a majority of the votes entitled to be cast on such proposal. If the merger is not completed, the CWI 2 listing charter restatement will not be effected.

Recommendation of the CWI 2 Board of Directors

        The CWI 2 board recommends that CWI 2's stockholders vote "FOR" the proposal to approve the CWI 2 listing charter restatement in connection with the proposed transaction.

CWI 2 Adjournment Proposal

(Proposal 4 on the CWI 2 Proxy Card)

        The CWI 2 stockholders are being asked to approve a proposal that will give the chairman of the CWI 2 special meeting the authority to adjourn the CWI 2 special meeting one or more times to another date, time, or place, if necessary or appropriate, as determined by the chairman of the CWI 2 special meeting, to permit, among other things, further solicitation of proxies, in favor of the CWI 2 merger proposal, the CWI 2 charter amendment proposal, or the CWI 2 listing charter restatement proposal described in this Joint Proxy Statement/Prospectus if there are insufficient votes at the time of the CWI 2 special meeting to approve any such proposal.

        If, at the CWI 2 special meeting, the number of shares of CWI 2 common stock present or represented by proxy and voting for the approval of such proposals is insufficient to approve any such proposal, CWI 2 intends to move to adjourn the CWI 2 special meeting to another place, date, or time in order to enable the CWI 2 board to solicit additional proxies for approval of the proposal.

        CWI 2 is asking CWI 2 stockholders to approve one or more adjournments of the CWI 2 special meeting to another date, time, or place, if necessary or appropriate, as determined by the chairman of the CWI 2 special meeting, to solicit additional proxies in favor of the CWI 2 merger proposal, the CWI 2 charter amendment proposal, and the CWI 2 listing charter restatement proposal described in this Joint Proxy Statement/Prospectus. Approval of this proposal requires the affirmative vote of at least a majority of all votes cast on such proposal.

Recommendation of the CWI 2 Board of Directors

        The CWI 2 board recommends that CWI 2's stockholders vote "FOR" the proposal to approve one or more adjournments of the CWI 2 special meeting to another date, time, or place, if necessary or appropriate, as determined by the chairman of the CWI 2 special meeting, to solicit additional proxies in favor of the CWI 2 merger proposal, the CWI 2 charter amendment proposal, and the CWI 2 listing charter restatement proposal described in this Joint Proxy Statement/Prospectus.

THE MERGER

        This Joint Proxy Statement/Prospectus constitutes a prospectus of CWI 2 that forms a part of the Registration Statement on Form S-4 filed by CWI 2 with the SEC under the Securities Act, in order to register the shares of CWI 2 Class A common stock to be issued to holders of CWI 1 common stock in connection with the merger. It also constitutes a proxy statement of (i) CWI 1 in connection with the solicitation of the approval by CWI 1's stockholders of the CWI 1 merger proposal and the CWI 1 charter amendment proposal and (ii) CWI 2 in connection with the solicitation of the approval by CWI 2's stockholders of the CWI 2 merger proposal, the CWI 2 charter amendment proposal, and the CWI 2 listing charter restatement proposal.

Per Share Merger Consideration
        Upon the terms and subject to the conditions set forth in the merger agreement, merger sub will merge with and into CWI 1, with CWI 1 surviving the merger as a wholly owned subsidiary of CWI 2. As of the effective time of the merger, each share of CWI 1 common stock issued and outstanding immediately prior to the effective time (other than any shares of CWI 1 common stock held by the Excluded Entities) will be exchanged for 0.9106 shares of CWI 2 Class A common stock.

        As of the date of this Joint Proxy Statement/Prospectus, CWI 2 expects to issue approximately 131,374,238 shares of CWI 2 Class A common stock to CWI 1's stockholders in the merger. Immediately following the consummation of the merger, it is estimated that former CWI 1 stockholders will hold in the aggregate approximately 58%, and that continuing CWI 2 stockholders will hold in the aggregate approximately 42%, of the issued and outstanding shares of common stock of the combined company.

Background of the Merger and Internalization

        CWI 1 is a public, non-traded REIT that commenced its initial public offering in September 2010. CWI 1 committed to considering alternatives for providing liquidity for its stockholders beginning not later than six years following the termination of its initial public offering, which terminated in September 2013. CWI 1 owns a diversified lodging portfolio, including full-service, select-service, and resort hotels. CWI 1 has focused on acquiring a high-quality portfolio of lodging assets and generating distributions and capital appreciation for its stockholders. As of September 30, 2019, CWI 1's portfolio consists of interests in 26 hotels, including three joint ventures with CWI 2.

        CWI 2 is a public, non-traded REIT that commenced its initial public offering in February 2015. CWI 2 owns a diversified lodging portfolio, including full-service, select-service, and resort hotels. Since completing its initial public offering in July 2017, CWI 2 has focused on acquiring a high-quality portfolio of lodging assets and generating distributions and capital appreciation for its stockholders. As of September 30, 2019, CWI 2's portfolio consists of interests in 12 hotels, including three joint ventures with CWI 1.

        At the request of the CWI 1 board and the CWI 2 board, representatives of WPC (in its capacity as the external advisor to each company) and of Watermark (in its capacity as the subadvisor to each company) made a presentation in June 2018 to the CWI 1 board and the CWI 2 board at a regularly scheduled joint meeting. The presentation discussed the market conditions for lodging REIT valuations and asset sales, potential liquidity alternatives, including an initial public offering, and the likelihood that expected future improvements in each company's financial performance after 2019 could enhance the outcome of a liquidity transaction for stockholders. The CWI 1 board and the CWI 2 board each determined to consider the matter further, and neither took formal action at the meeting.

        The CWI 1 board and the CWI 2 board held a subsequent joint meeting with representatives of WPC and Watermark in July 2018. A representative of Clifford Chance US LLP ("Clifford Chance"),

outside counsel to CWI 1 and CWI 2, attended the meeting as did representatives from an investment banking firm. Among other matters, the attendees at the meeting discussed market conditions for public lodging REITs and recent initial public offerings by REITs generally. They also discussed the timeline and process for considering liquidity alternatives. Neither the CWI 1 board nor the CWI 2 board made a decision at the meeting to commence such a process.

        The CWI 1 board and the CWI 2 board held a joint meeting in October 2018 to continue their strategic planning discussions. Representatives from WPC, Watermark, and Clifford Chance attended the meeting. At the request of the CWI 1 board and the CWI 2 board, each company's management had prepared a presentation that reviewed the possibility of a liquidation of each company through asset sales or a merger of the companies followed by an initial public offering or public listing of the surviving entity. No formal action was taken at the meeting. Each company's board instructed management to prepare further analyses of possible liquidity transactions.

        In mid-November 2018, the CWI 1 board and the CWI 2 board held a joint meeting with representatives from WPC, Watermark, and Clifford Chance. During the meeting, Michael G. Medzigian, Chief Executive Officer of CWI 1, CWI 2, and Watermark, discussed a broad range of liquidity alternatives and as part of that discussion reviewed a presentation prepared by each company's management discussing the process and timing of a potential business combination of CWI 1 and CWI 2 and how such a transaction could impact the business plans (including leverage and asset dispositions) of each company. The directors of each of CWI 1 and CWI 2 discussed the process for considering potential liquidity alternatives, including the need for special committees and independent legal and financial advisors for each special committee, and agreed to consider and discuss the composition of the special committees and the process for retaining independent advisors at a future meeting.

        At a regular quarterly joint meeting on December 6, 2018, the CWI 1 board and the CWI 2 board discussed forming special committees to evaluate possible liquidity alternatives, including a potential business combination of CWI 1 and CWI 2. They each approved adding a new independent director to each board and separating the independent directors between the CWI 1 board and the CWI 2 board to allow independent decision-making and facilitate the formation of separate special committees. They also discussed the need for each special committee to retain independent legal and financial advisors and discussed potential candidates for those roles. In connection with separating the independent directors between the CWI 1 board and the CWI 2 board, Charles S. Henry and Michael D. Johnson resigned from the CWI 2 board, and Robert E. Parsons, Jr. and William H. Reynolds, Jr. resigned from the CWI 1 board, each effective as of December 6, 2018.

        On December 14, 2018, the CWI 1 board formed a special committee of independent directors of CWI 1 and delegated to it the authority to review possible strategic alternatives, with the detail of such delegation to be set forth in resolutions that would be prepared by the legal advisor to the CWI 1 special committee. The CWI 1 board appointed all of its independent directors at the time to the CWI 1 special committee, namely, Messrs. Henry and Johnson, and a newly appointed independent director, Simon M. Turner.

        The CWI 1 special committee held a telephonic meeting on December 14, 2018, together with representatives from Hogan Lovells US LLP ("Hogan Lovells"). The CWI 1 special committee reviewed its mandate and its ability to engage its own legal counsel to assist the CWI 1 special committee in evaluating a strategic transaction. The CWI 1 special committee, after finding that Hogan Lovells met all of the criteria of the CWI 1 special committee for qualifications and independence, authorized the retention of Hogan Lovells as legal counsel to the CWI 1 special committee, and authorized Mr. Henry to negotiate and execute a customary engagement letter with the firm. Representatives of Hogan Lovells reviewed for the CWI 1 special committee its duties under Maryland law with respect to fulfilling its mandate. The CWI 1 special committee discussed the desirability of engaging an independent financial advisor to assist the CWI 1 special committee in its evaluation of strategic alternatives for CWI 1. The CWI 1 special committee agreed to discuss candidates for financial advisors at its next meeting.

        Also on December 14, 2018, the CWI 2 board formed a special committee of independent directors of CWI 2 and delegated to it the authority to review possible strategic alternatives. The CWI 2 special committee was delegated the sole authority, in respect of potential strategic alternatives, to oversee the due diligence process, negotiate the terms and conditions of a transaction, direct the preparation of all agreements and other documents, and to make a recommendation to the full CWI 2 board, which could include a recommendation to not pursue any potential strategic alternative. The CWI 2 special committee was authorized to retain, at CWI 2's expense, its own legal, financial, and other advisors. The CWI 2 board appointed all of its independent directors at the time to the CWI 2 special committee, namely, Katherine G. Lugar and Messrs. Parsons and Reynolds, with Mr. Parsons appointed as chairman. The CWI 2 board determined to pay each member of the CWI 2 special committee a retainer of $60,000, to be paid in advance, and to pay the CWI 2 special committee's chairman a retainer of $80,000, to be paid in advance. On September 17, 2019, in consideration of the significant amount of time spent and expected to be spent in the future by Mr. Parsons on his responsibilities, the CWI 2 board determined to pay Mr. Parsons an additional $50,000. In addition, the CWI 2 board determined, should the authorization of the CWI 2 special committee continue after December 31, 2019, to pay each member of the CWI 2 special committee an annual retainer of $60,000, to be paid in quarterly installments of $15,000, and to pay the CWI 2 special committee's chairman an annual retainer of $75,000, to be paid in advance in quarterly installments of $18,750.

        The CWI 2 special committee held a telephonic meeting on December 14, 2018, together with representatives from Clifford Chance and Pepper Hamilton LLP ("Pepper Hamilton"). The CWI 2 special committee reviewed its mandate and the applicable duties of a special committee under Maryland law and CWI 2's organizational documents. The CWI 2 special committee, after finding that Pepper Hamilton met all of the CWI 2 special committee's criteria for qualifications and independence, authorized the retention of Pepper Hamilton as legal advisor to the CWI 2 special committee, subject to entering into an engagement letter with the firm, and discussed the desirability of engaging an independent investment banker to assist the CWI 2 special committee in its evaluation of strategic alternatives for CWI 2. Representatives from Clifford Chance and Pepper Hamilton discussed potential candidates for that engagement, and the CWI 2 special committee authorized Mr. Parsons to invite potential candidates to present proposals for engagement by the CWI 2 special committee.

        On December 20, 2018, the CWI 1 special committee held a telephonic meeting with representatives of Hogan Lovells to discuss the engagement of potential financial advisors for the CWI 1 special committee. The CWI 1 special committee agreed that three potential financial advisors met the qualifications and independence criteria of the CWI 1 special committee and agreed to interview such candidates. The CWI 1 special committee authorized Mr. Henry and Hogan Lovells to contact such potential financial advisors to schedule interviews.

        On December 21, 2018, the CWI 1 board, acting by written consent, adopted more detailed resolutions setting forth the authority delegated to the CWI 1 special committee to conduct a strategic review of available options to achieve a liquidity event. Pursuant to these resolutions, the CWI 1 board delegated the exclusive authority to the CWI 1 special committee to, among other things, review, evaluate and negotiate the terms and conditions of any strategic transaction, to determine whether any strategic transaction is advisable and in the best interests of CWI 1 and the holders of CWI 1's stock, to recommend to the full board of CWI 1 what action, if any, should be taken with respect to any strategic transaction, and to recommend the rejection of any strategic transaction. The CWI 1 special committee was authorized to retain, at CWI 1's expense, its own legal, financial and other advisors. The CWI 1 board appointed Mr. Henry as chairman of the CWI 1 special committee. The CWI 1 board determined to pay each member of the CWI 1 special committee a retainer of $60,000 and to pay the

CWI 1 special committee's chairman a retainer of $75,000. On September 17, 2019, in consideration of the significant amount of time spent and expected to be spent in the future by Mr. Henry on his responsibilities, the CWI 1 board determined to pay Mr. Henry an additional $50,000.

        On December 28, 2018, the CWI 2 special committee held a meeting at the offices of Pepper Hamilton, together with representatives from Clifford Chance and Pepper Hamilton. Substantive written presentations were made, either in person or by conference telephone call, by representatives of several investment banking firms, and the CWI 2 special committee discussed with each of the investment bankers their qualifications, independence, and potential conflicts of interest, and their proposed compensation, together with estimated timelines for completion of work and the firms' willingness to dedicate key personnel to the engagement.

        On December 31, 2018, the CWI 2 special committee held a telephonic meeting, together with representatives from Clifford Chance and Pepper Hamilton, to review the financial advisor candidates. The CWI 2 special committee determined to seek to engage Morgan Stanley & Co. LLC ("Morgan Stanley") to act as its financial advisor in connection with CWI 2's exploration of strategic alternatives, including a potential merger of CWI 1 and CWI 2.

        On December 28, 2018, January 3, 2019, and January 7, 2019, the CWI 1 special committee held telephonic meetings with representatives of Hogan Lovells and certain investment banks to discuss the qualifications, independence, and potential conflicts of interest of such investment banks to serve as financial advisor to the CWI 1 special committee.

        On January 4, 2019, the CWI 2 special committee and Morgan Stanley entered into an engagement letter to retain Morgan Stanley as the financial advisor to the CWI 2 special committee.

        On January 7, 2019, and January 11, 2019, the CWI 1 special committee held telephonic meetings, together with representatives from Hogan Lovells, to review the financial advisor candidates.

        On January 8, 2019, the CWI 1 special committee determined to engage Barclays Capital Inc. ("Barclays") as the CWI 1 special committee's financial advisor, subject to negotiation of an acceptable engagement letter.

        On January 22, 2019, CWI 1 and CWI 2 entered into a mutual non-disclosure agreement.

        On February 1, 2019, the CWI 1 special committee and Barclays entered into an engagement letter to retain Barclays as the financial advisor to the CWI 1 special committee.

        Also on February 1, 2019, the CWI 2 special committee held a telephonic meeting, attended by representatives from Clifford Chance, Pepper Hamilton, and Morgan Stanley. Morgan Stanley provided a status report of its analyses of strategic alternatives, including a potential transaction with CWI 1, and reported on recent meetings with CWI 2's management.

        On February 13, 2019, Barclays conducted an in-person diligence session with members of WPC's and Watermark's management teams at the Watermark offices in Chicago. Additional telephonic diligence sessions with members of such management teams were held on July 23, August 20, September 10, and September 12, 2019.

        On February 14, 2019, the CWI 1 special committee held a telephonic meeting, together with representatives from Hogan Lovells and Barclays. Barclays provided a status report of its analyses of strategic alternatives, including a potential transaction with CWI 2, and reported on recent meetings with CWI 1's management.

        On February 21, 2019, the CWI 2 special committee held a meeting at the offices of Pepper Hamilton, attended by representatives from Clifford Chance, Pepper Hamilton, and Morgan Stanley. The Morgan Stanley representatives provided an update on their work and reviewed preliminary valuation analyses regarding CWI 2. They also reviewed potential strategic alternatives available to

CWI 2, including a merger with CWI 1. After discussion, the CWI 2 special committee requested that Morgan Stanley refine its analyses and undertake for such purpose a diligence review of CWI 1. The CWI 2 special committee noted that CWI 2 was under no current imperative to undertake a strategic alternative and that the then-status quo was a viable path.

        On March 4, 2019, the CWI 1 special committee held a meeting at the offices of Barclays, together with representatives from Hogan Lovells and Barclays. The Barclays representatives made a presentation on various liquidity options, including a public listing or a sale, a merger with CWI 2, and/or an internalization of management. The CWI 1 special committee considered, together with its legal and financial advisors, the relative benefits of a public listing as a standalone company, as compared to a public listing as a much larger company following a merger with CWI 2, and the significant potential cost benefits (including the elimination of the sharing of cash distributions with affiliates of the Advisor) from an internalization of management. After discussion of the various alternatives with its legal and financial advisors, including taking into account the relatively poor public market valuations of hotel REITs and the significant capital expenditure projects ongoing at CWI 1 that would likely not receive favorable valuations in a listing at that time, the CWI 1 special committee requested that Barclays refine its analyses and undertake a diligence review of CWI 2 and determined to commence discussions with the Advisor regarding an internalization.

        On March 11, 2019, Barclays and members of WPC's and Watermark's management teams held a meeting at the offices of WPC. The meeting was held to diligence the various management functions provided by WPC and Watermark to CWI 1 and CWI 2 and to discuss the potential cost savings that could result from an internalization of management. There was also some discussion of potential transaction structures for effecting the internalization.

        On March 20, 2019, Mr. Parsons met in person with all of the members of the CWI 1 special committee and representatives of Barclays and Morgan Stanley to discuss a possible merger between CWI 1 and CWI 2. During the meeting, Mr. Henry confirmed CWI 1's interest in pursuing a possible merger with CWI 2 and also conveyed CWI 1's interest in internalizing management.

        Also on March 20, 2019, the CWI 2 special committee held a telephonic meeting, attended by representatives from Clifford Chance, Pepper Hamilton, and Morgan Stanley. Mr. Parsons provided a summary of a meeting held earlier that day with the CWI 1 special committee and representatives of Barclays and Morgan Stanley. Mr. Parsons noted the discussions were preliminary in nature. The representatives from Morgan Stanley reviewed their discussion materials which included a summary of CWI 1's and CWI 2's existing advisory agreements and related special general partner provisions. After discussion, the CWI 2 special committee confirmed that the possible merger between CWI 1 and CWI 2 should be further considered, along with other strategic alternatives which may be available to CWI 2, and that representatives of the CWI 2 special committee should participate along with CWI 1 in discussions with WPC and Watermark with respect to a possible internalization transaction. The CWI 2 special committee also authorized Clifford Chance and Pepper Hamilton to retain Maryland legal counsel on behalf of the CWI 2 special committee to provide advice on Maryland law as needed.

        On March 24, 2019, and March 25, 2019, Messrs. Henry and Parsons and representatives from WPC and Watermark held meetings in which they discussed issues related to a possible merger and internalization transaction. WPC committed to develop a proposal on internalization. Messrs. Henry and Parsons also separately discussed CWI 1's interest in a merger with CWI 2. Mr. Henry reaffirmed the CWI 1 special committee's desire to explore a merger with CWI 2 and to continue to explore the possibility of internalizing management.

        On March 25, 2019, CWI 2 engaged Venable LLP ("Venable") as Maryland counsel to CWI 2 with respect to potential strategic alternatives that could be undertaken by CWI 1 and CWI 2 waived any potential conflict related thereto.

        On March 28, 2019, the CWI 2 special committee held a telephonic meeting, together with representatives from Clifford Chance, Pepper Hamilton, and Morgan Stanley. Mr. Parsons reported on his recent discussions with Mr. Henry and WPC, noting that CWI 1 had expressed interest in a possible merger with CWI 2 and internalization of management. The CWI 2 special committee members and the advisors discussed the possible merger and internalization transaction, after which the CWI 2 special committee directed Morgan Stanley to meet with WPC to obtain its perspectives on the matters discussed and to undertake for purposes of its analyses a due diligence review of CWI 1's real estate portfolio and financial and operating information.

        On April 2, 2019, the CWI 1 special committee held a telephonic meeting, together with representatives of Barclays and Hogan Lovells to discuss a potential internalization transaction. Barclays reviewed with the CWI 1 special committee a summary of CWI 1's and CWI 2's existing advisory agreements and related special general partner provisions. Barclays also reviewed with the CWI 1 special committee financial analyses of a possible internalization of the external advisor.

        In early April 2019, CWI 2 published an estimated NAV per share of its common stock of $11.41 as of December 31, 2018, an increase from the prior year's estimated NAV per share of $11.11. Also in early April 2019, CWI 1 published an estimated NAV per share of its common stock of $10.39 at December 31, 2018, a slight decrease from the prior year's estimated NAV per share of $10.41.

        On April 4, 2019, WPC provided Messrs. Henry and Parsons with a summary outline of key considerations in negotiating an internalization of the external advisor, including a valuation methodology showing implied values based on various EBITDA multiples that were applied in comparable third-party transactions. On April 4, 2019, and again on April 6, 2019, Mr. Henry had telephonic discussions with representatives of WPC regarding the framework proposed by WPC for an internalization transaction.

        On April 8, 2019, and again on April 16, 2019, representatives of WPC and Watermark held telephonic meetings with Messrs. Parsons and Henry to discuss the framework proposed by WPC and Watermark for internalizing management, including a timeline and initial proposal of transition services to be provided.

        On April 16, 2019, the CWI 1 special committee held a telephonic meeting, together with representatives of Barclays and Hogan Lovells to discuss a potential merger with CWI 2 and internalization of the external advisor. Barclays presented updated analyses on the merger, including reflecting the recently announced updated NAV's per share for each of CWI 1 and CWI 2, and its analysis of the framework for internalizing management. The participants discussed the appropriate strategy for negotiating both transactions.

        On April 16, 2019, Messrs. Henry and Parsons held a telephonic meeting with representatives of WPC during which WPC presented an updated proposal regarding an internalization transaction.

        On April 23, 2019, representatives of WPC and of Watermark sent to the CWI 1 special committee and the CWI 2 special committee an updated proposal regarding the key steps and indicative timetable for an internalization transaction. The proposal contemplated that CWI 1 and CWI 2 would pay aggregate consideration of $200.0 million in the form of preferred and common stock of a combined CWI 1 and CWI 2 to WPC and Watermark.

        Also on April 24, 2019, Mr. Henry conferred with the other members of the CWI 1 special committee regarding the proposal by WPC and Watermark. The members of the CWI 1 special committee agreed that Mr. Henry and Barclays should communicate that $200.0 million was an unacceptable price and, subject to further discussions with Barclays, determined that a counteroffer between $90.0 million and $125.0 million would be appropriate and that all consideration should be in common stock rather than preferred stock.

        On April 24, 2019, Messrs. Henry and Parsons held a telephonic meeting with representatives of WPC and of Watermark to discuss the proposal received from WPC and Watermark regarding an internalization transaction. Messrs. Henry and Parsons advised WPC and Watermark that they would discuss the proposal with the respective special committees but that they believed, based on the work done by each special committee to date with their respective financial advisors, that the special committees would not approve a $200.0 million transaction value. Messrs. Henry and Parsons directed their respective financial advisors to meet to discuss and evaluate the internalization proposal.

        On April 26, 2019, representatives of Barclays and Morgan Stanley met in person, together with Mr. Henry, to discuss the framework proposed by WPC and Watermark for internalizing management.

        On April 29, 2019, at the direction of Mr. Henry, Barclays held a meeting with representatives of WPC to discuss the differences in how the parties were analyzing the appropriate value that should be paid in an internalization transaction and the form of consideration. Barclays advised, at the direction of the CWI 1 special committee, that the CWI 1 special committee believed that internalization consideration of $90.0 million was the appropriate amount and that all consideration should be in common stock rather than preferred stock. During these discussions, representatives of WPC indicated that they could agree to internalization consideration of $160.0 million but that all such consideration should be in preferred stock.

        On May 1, 2019, the CWI 1 special committee held a telephonic meeting, together with representatives of Barclays and Hogan Lovells, to discuss the status of the internalization discussions. The CWI 1 special committee, noting the continuing significant gap in the view of the Advisor and the respective special committees on the consideration that would be appropriate in an internalization transaction, discussed alternative options, including proceeding with a merger of CWI 1 with CWI 2 and then revisiting the potential internalization transaction following the closing of such merger. After discussion, the CWI 1 special committee advised Hogan Lovells to engage with counsel for CWI 2 to reach a consensus on the costs that would be paid to the Advisor and its affiliates in connection with various transactions, including a merger with an unaffiliated third party or a termination of the advisory agreements.

        On May 2, 2019, the CWI 2 special committee held a telephonic meeting, attended by representatives from Clifford Chance, Pepper Hamilton, Venable, and Morgan Stanley. Mr. Parsons reported on the recent meetings and conversations regarding the potential internalization transaction and the proposal made by WPC and Watermark. The Morgan Stanley representatives provided an update on their review and preliminary analysis of a potential merger with CWI 1 and their diligence undertaken to date. The CWI 2 special committee expressed its view that the initial proposed internalization consideration of $200.0 million proposed by WPC and Watermark was too high. In addition, the Venable representatives provided a review of Maryland law regarding the duties of members of the board of directors of a Maryland corporation and committees thereof in connection with transactions such as a merger or an internalization.

        On May 9, 2019, Messrs. Parsons and Henry met with representatives of WPC to discuss the proposed internalization of the external advisor. Messrs. Parsons and Henry told WPC and Watermark that their proposal of internalization consideration of $160.0 million, with a majority of such consideration paid in preferred stock, would not be acceptable to either special committee. Messrs. Parsons and Henry advised that a payment of $125.0 million of common stock for an internalization would be a valuation that each chairman would be comfortable with presenting to his respective special committee. After further discussion between the parties, including with respect to the amount of such consideration that would be paid in preferred stock and the coupon on such preferred stock, each of Messrs. Parsons and Henry agreed to present to his respective special committee a proposal of total aggregate internalization consideration of $125.0 million, paid to Watermark and WPC in a combination of common stock and preferred stock, with a coupon on the preferred stock of 5% in the first two years, increasing to 7% in the third year and 8% in the fourth year. The parties agreed to continue discussing whether the preferred stock would comprise $60.0 million or $65.0 million of the aggregate internalization consideration.

        Also on May 9, 2019, the CWI 2 special committee sent to the CWI 1 special committee a summary of proposed material terms and conditions with respect to a potential merger between CWI 1 and CWI 2, including the structure of the merger, consideration to be received based on a fixed exchange ratio, concurrent internalization of management, composition of the combined company's board of directors, stockholder approvals to be obtained, and other customary terms.

        On May 10, 2019, the CWI 1 special committee held a telephonic meeting, attended by representatives of Hogan Lovells and Barclays. Mr. Henry reported on his May 9, 2019 discussions with Mr. Parsons and representatives of WPC regarding a possible internalization transaction and the revised internalization proposal, pursuant to which CWI 1 and CWI 2 would pay WPC and Watermark a combined payment of $125.0 million, consisting of $65.0 million of preferred stock and $60.0 million of common stock of the combined company. Barclays then reviewed a valuation analysis based on the proposed terms. After discussion, the CWI 1 special committee concluded on a preliminary basis that if CWI 1 and CWI 2 were to combine, then internalization consideration of $125.0 million, payable in common stock and preferred stock of the combined company, may be in the best interests of CWI 1, but directed Mr. Henry to advise WPC and Watermark that all consideration be received by Watermark must consist of common stock. The CWI 1 special committee directed Hogan Lovells to engage with the legal advisors of CWI 2, WPC, and Watermark on drafting a formal term sheet with respect to the internalization transaction.

        Also on May 10, 2019, the CWI 2 special committee held a telephonic meeting, together with representatives from Clifford Chance, Pepper Hamilton, and Morgan Stanley. Mr. Parsons reported on his recent discussions with Mr. Henry and representatives of WPC and Watermark and the revised internalization proposal. Morgan Stanley then reviewed various valuation analyses with the CWI 2 special committee. The CWI 2 special committee then concluded, on a preliminary basis, that if CWI 1 and CWI 2 were to combine, then internalization consideration of $125.0 million, payable in common stock and preferred stock of the combined company, may be in the best interests of CWI 2.

        On May 10, 2019, the CWI 2 board delegated to the CWI 2 special committee the authority to consider a potential internalization of management as a potential strategic transaction for CWI 2.

        Over the following weeks, representatives of WPC, Watermark, the CWI 1 special committee, the CWI 2 special committee, and their respective financial and legal advisors engaged in discussions regarding and negotiations of a term sheet for the potential internalization transaction, including the terms of the preferred stock.

        On May 29, 2019, the CWI 1 special committee held a telephonic meeting, together with representatives from Hogan Lovells and Barclays. After discussion, the CWI 1 special committee determined to formally propose merger terms to the CWI 2 special committee in the form of a non-binding letter of intent (the "May Letter of Intent"). The May Letter of Intent proposed, among other things, an exchange ratio based on each company's estimated NAV per share as of December 31, 2018, and the composition of the board of directors of the combined company, and contemplated that management of the combined company would be internalized. The CWI 1 special committee authorized Mr. Henry to send the CWI 2 special committee the May Letter of Intent. Mr. Henry also updated the CWI 1 special committee on the status of negotiations regarding an internalization transaction with WPC and Watermark.

        On May 30, 2019, the CWI 2 special committee held a telephonic meeting, attended by representatives from Clifford Chance, Pepper Hamilton, and Morgan Stanley. Mr. Parsons reported on a series of conversations between him and Mr. Henry and on discussions among them and representatives of WPC and of Watermark regarding the possible internalization transaction involving consideration of $125.0 million, payable in common stock and preferred stock of the combined company. The CWI 2 special committee discussed Mr. Parsons's report and Morgan Stanley summarized Morgan Stanley's conversations and interactions with Barclays with respect to a potential merger between CWI 1 and CWI 2.

        On May 31, 2019, the CWI 1 special committee sent the May Letter of Intent to the CWI 2 special committee.

        On June 7, 2019, the CWI 2 special committee held a telephonic meeting, attended by representatives from Clifford Chance, Pepper Hamilton, and Morgan Stanley to review the terms of the May Letter of Intent. Morgan Stanley reviewed the financial aspects of the transaction outlined in the May Letter of Intent, including preliminary valuation analyses of each of CWI 1 and CWI 2 as they related to the exchange ratio proposed in the May Letter of Intent. The CWI 2 special committee, with input from its advisors, concluded that the May Letter of Intent was in a generally acceptable form.

        On June 11, 2019, the CWI 2 special committee sent to the CWI 1 special committee an exclusivity agreement proposing a 45-day exclusivity period to negotiate the business combination described in the May Letter of Intent.

        On June 12, 2019, the CWI 1 special committee held a telephonic meeting, together with representatives of Hogan Lovells and Barclays. Representatives of Barclays reviewed a summary of then-current proposed terms of the merger and internalization transaction and presented its updated financial analyses, based on the proposed terms, of the financial impact of a merger and internalization transaction on CWI 1 and the combined company. The CWI 1 special committee evaluated, together with its legal and financial advisors, valuation prospects for CWI 1 in connection with a current public listing or sale, and determined that in light of no material changes to its valuation prospects, continuing to explore a merger with CWI 2 and internalization of management continued to be in the best interests of CWI 1 and its stockholders. The CWI 1 special committee discussed the exclusivity agreement proposed by the CWI 2 special committee and agreed that the proposed terms were acceptable. Members of the CWI 1 special committee then discussed certain timing and documentation matters related to a potential merger and internalization transaction, as well as the need to engage a compensation consultant to assist with internalization components of such a transaction.

        Also on June 12, 2019, CWI 1 and CWI 2 entered into an exclusivity agreement with respect to discussion regarding and negotiation of the May Letter of Intent, effective until July 26, 2019.

        On June 14, 2019, CWI 1 and CWI 2 signed the May Letter of Intent.

        On June 23, 2019, Hogan Lovells sent Clifford Chance a draft merger agreement.

        On June 25, 2019, the CWI 2 special committee held a meeting at the offices of CWI 2, attended by representatives from Clifford Chance, Pepper Hamilton, and Morgan Stanley. Mr. Parsons reported on discussions he had with members of the CWI 1 special committee and Mr. Medzigian with respect to the potential merger between CWI 1 and CWI 2 and the possible internalization transaction. Representatives from Morgan Stanley reviewed their discussion materials, which included a summary of the preliminary financial terms of the proposed transaction and an illustrative timeline and key deliverables. They also provided an update of Morgan Stanley's previous reviews to the CWI 2 special committee with respect to other capital markets and strategic alternatives for CWI 2, both independently and in combination with CWI 1 if the two companies were to combine. Morgan Stanley indicated that the alternatives would likely be enhanced for the combined company, as opposed to each company on a standalone basis. After discussion of the alternatives, and of the potential benefits of a combination with CWI 1, the consensus of the CWI 2 special committee was that a merger with CWI 1 and the related internalization would present the most attractive current opportunity for CWI 2 if the terms could be structured and negotiated in a satisfactory manner and could enhance the execution of future liquidity opportunities. Among other discussions, the CWI 2 special committee also discussed retaining a compensation consultant jointly with CWI 1 to develop compensation plans for the management of the combined company if the merger were completed.

        On June 26, 2019, Messrs. Henry and Parsons and representatives from Hogan Lovells, Clifford Chance, Pepper Hamilton, WPC, and Watermark met telephonically to coordinate various workstreams with respect to negotiating and reaching final documentation on the proposed merger and internalization transaction.

        On June 27, 2019, the CWI 1 special committee met telephonically, together with representatives of Hogan Lovells and Barclays. Hogan Lovells reviewed the material terms of the draft merger agreement. The CWI 1 special committee discussed certain material terms of the draft merger agreement, including whether to voluntarily submit the merger to a vote of the CWI 1 stockholders, even if not required by applicable law, and provisions related to termination of the agreement and the ability to solicit alternative transactions after signing. The CWI 1 special committee also reviewed the terms of a draft term sheet for the proposed terms of the internalization transaction (the "internalization term sheet") and discussed items contained in the internalization term sheet that were subject to continuing negotiation, including WPC's rights to seats on the combined company's board of directors, restrictions on resale of securities received as consideration, transition services obligations of WPC and Watermark, and non-solicitation and non-competition provisions.

        Also on June 27, 2019, Hogan Lovells sent a draft of the internalization term sheet to Clifford Chance.

        On June 28, 2019, DLA Piper LLP ("DLA"), outside counsel to WPC, sent Clifford Chance and Hogan Lovells a draft term sheet for proposed terms of the preferred stock to be issued to WPC in the internalization (the "preferred stock term sheet").

        On July 2, 2019, the CWI 2 special committee held a telephonic meeting, attended by Mr. Medzigian and other representatives of Watermark, and representatives from Clifford Chance, Pepper Hamilton, and Morgan Stanley. Mr. Medzigian provided a review, in his capacity as CWI 2's Chief Executive Officer, of the opportunities presented to CWI 2 by the potential merger of CWI 1 and CWI 2 and the possible internalization of management. He reviewed the historical background and performance of the two companies, their current combined market presence, and the objectives of CWI 2 and the combined company in the potential transactions, including greater scale and diversification, enhanced balance sheet flexibility, and a permanent capital structure, with the goal of creating a growth vehicle that seeks to provide market-leading returns. Mr. Medzigian emphasized his view that the internalization of management would be a key component to achieving the goals and objectives, and he shared his preliminary views on the post-merger management of the combined company.

        After management exited the meeting, a representative from Pepper Hamilton reviewed the proposed internalization term sheet with the CWI 2 special committee. Representatives from Clifford Chance reviewed a summary of key issues in the draft merger agreement prepared by Hogan Lovells. The CWI 2 special committee discussed a variety of issues with respect to the merger and internalization transaction, including the allocation of consideration between common stock and preferred stock, the terms of the preferred stock to be offered as consideration in connection with the internalization transaction, whether the merger agreement should contain a go-shop provision, and whether the agreement should require the acquiring entity to solicit a vote of its stockholders approving the transaction. At the close of the meeting, the CWI 2 special committee authorized Mr. Parsons, on behalf of CWI 2, to retain a compensation consultant jointly with CWI 1 to advise as to post-merger management compensation matters.

        On July 3, 2019, Hogan Lovells sent a draft of the internalization term sheet to DLA.

        Throughout July 2019, CWI 1, CWI 2, WPC, Watermark, and their respective legal and financial advisors engaged in discussions regarding and negotiations of the merger agreement, the internalization term sheet, and the terms of the Series A preferred stock. With regard to the merger agreement, the principal issues discussed were the structure of the merger, the identity of the surviving company in the merger, whether the acquired company would have go-shop rights and the size and scope of termination fees. With regard to the internalization term sheet, the principal issues discussed were WPC's board designation rights, the allocation of certain costs and expenses relating to the internalization of personnel, the cost and term of transition services, restrictions on resale of securities issued in the internalization, the redemption provisions of the Series A preferred stock, and the consent rights of the Series A preferred stock.

        On July 17, 2019, the CWI 2 special committee held a telephonic meeting, attended by representatives from Clifford Chance, Pepper Hamilton, and Morgan Stanley. Representatives from Pepper Hamilton reviewed comments received from WPC and Watermark to the internalization term sheet. The CWI 2 special committee gave direction on the issues raised by those comments, including as they relate to transition services, the allocation of consideration, the composition of the board of directors of the combined company, the payment of dividends with respect to the combined company's common and preferred equity, the redemption provisions applicable to the preferred equity and certain consent rights. Representatives from Clifford Chance then led a discussion of the key issues in a revised draft of the merger agreement prepared by Hogan Lovells, with respect to the potential merger between CWI 1 and CWI 2. The CWI 2 special committee discussed and gave direction on key issues, including the identity of the surviving company, the go-shop and related rights that the merger parties should seek, and whether the agreement should be conditioned on, among other things, an affirming vote of CWI 2's stockholders even if CWI 2 were the survivor. The Morgan Stanley representatives informed the CWI 2 special committee that it had received preliminary inquiries from two parties expressing potential interest in CWI 2, and the CWI 2 special committee, with input from its advisors, confirmed its view that the potential merger with CWI 1 and the internalization transaction presented the most attractive current opportunity for CWI 2, if such transactions could be structured and negotiated on satisfactory terms. The CWI 2 special committee also authorized an extension of the exclusivity period under the exclusivity agreement to August 26, 2019.

        Also on July 17, 2019, the CWI 1 special committee held a telephonic meeting, together with representatives of Hogan Lovells and Barclays. Representatives of Hogan Lovells reviewed comments received from WPC and Watermark to the internalization term sheet. The CWI 1 special committee gave direction on the issues raised by those comments, including as they relate to transition services, the allocation and type of consideration to be paid to Watermark and WPC, the composition of the board of directors of the combined company, the payment of dividends with respect to the combined company's common stock and preferred stock, the redemption provisions applicable to the preferred stock, and certain consent rights. Representatives of Hogan Lovells then provided an update on the open issues in the draft merger agreement, including the identity of the surviving company and the go-shop rights of the entity that does not survive the merger. The CWI 1 special committee determined that, given certain tax considerations, it would be in the best interests of CWI 1's stockholders for CWI 2 to survive the merger and agreed that CWI 1 should have a go-shop right for a period of 30 days following signing the merger agreement, with a lower termination fee of 1.0% in the event that CWI 1 terminates the merger agreement to accept a proposal from a go-shop bidder. The CWI 1 special committee also authorized an extension of the exclusivity period under the exclusivity agreement to August 26, 2019.

        On July 18, 2019, CWI 1 and CWI 2 extended their mutual exclusivity agreement until August 26, 2019.

        On July 31, 2019, the CWI 1 special committee held a telephonic meeting, together with representatives of Hogan Lovells and Barclays, to review open business issues on the internalization term sheet and the draft merger agreement. Representatives of Hogan Lovells reviewed comments received from WPC and Watermark to the internalization term sheet. The CWI 1 special committee gave direction on the issues raised by those comments, including as they relate to severance and retention payments, the functions to be internalized and the redemption provisions applicable to the preferred stock. Representatives of Hogan Lovells also noted that CWI 2 proposed a 1.5% termination fee in the event that the merger agreement is terminated to accept a proposal from a go-shop bidder. After discussing such proposal, the CWI 1 special committee agreed to accept a 1.5% termination fee.

        On August 15, 2019, DLA sent to Clifford Chance and Hogan Lovells presentations prepared by WPC and Watermark regarding a business plan for the combined company and an overview of the internalization of personnel.

        Also on August 15, 2019, the CWI 2 special committee held a telephonic meeting, attended by representatives from Clifford Chance, Pepper Hamilton, and Morgan Stanley. The CWI 2 special committee and its advisors discussed the business plans for the combined company. Representatives from Pepper Hamilton discussed the internalization term sheet and informed the CWI 2 special committee that the letter had been agreed in principle by the parties to the potential internalization transaction and that, rather than signing the letter, the parties were proceeding to draft definitive agreements. The CWI 2 special committee also discussed obtaining a fairness opinion with respect to the terms of the proposed internalization transaction. Mr. Parsons informed the CWI 2 special committee that WPC had received an unsolicited inquiry generally related to CWI 1 and CWI 2 from a third party and referred such inquiry to Barclays, on behalf of CWI 1, and Morgan Stanley, on behalf of CWI 2. Morgan Stanley confirmed that it had not received any such communication. After discussion with its advisors, the CWI 2 special committee determined that the nature of the inquiry was unclear and to take no further action with respect to the matter at such time. Finally, the CWI 2 special committee approved retaining a compensation consultant and the terms of the consultant's engagement.

        On August 16, 2019, CWI 2 entered into an engagement letter with a compensation consultant.

        On August 20, 2019, the CWI 1 special committee held a telephonic meeting, together with representatives of Hogan Lovells and Barclays. Mr. Henry provided an update on the timing of the proposed merger with CWI 2 and a plan for obtaining the approval of the full board of CWI 1 with respect to the proposed merger. The CWI 1 special committee discussed the presentations regarding the proposed business plan for the combined company and the overview of the internalization of personnel that had been prepared by WPC and Watermark. A representative of Hogan Lovells then provided a summary of the internalization timeline. Members of the CWI 1 special committee also asked questions of its legal and financial advisors regarding transaction and termination costs if CWI 1 were to engage in a transaction with a go-shop bidder.

        Also on August 20, 2019, DLA sent Clifford Chance and Hogan Lovells initial drafts of the internalization agreement and a transition services agreement for transition services to be provided by WPC.

        On August 22, 2019, DLA sent Clifford Chance and Hogan Lovells an initial draft of the articles supplementary containing the terms of the Series A preferred stock of the combined company that would be issued in the internalization transaction.

        Also on August 22, 2019, the CWI 2 special committee held a telephonic meeting, attended by representatives from Clifford Chance, Pepper Hamilton, and Morgan Stanley. The CWI 2 special committee discussed a draft summary of the internalization agreement, the draft transition services agreement between CWI 2 and WPC, the business and internalization plans for the combined company, and whether to seek a fairness opinion with respect to the terms of the proposed internalization transaction. The CWI 2 special committee also authorized an extension of the exclusivity period under the exclusivity agreement to September 20, 2019.

        On August 22, 2019, CWI 1 and CWI 2 extended their mutual exclusivity agreement until September 20, 2019.

        On August 23, 2019, Watermark sent a draft transition services agreement to the CWI 1 special committee and the CWI 2 special committee.

        On August 26, 2019, CWI 1 and CWI 2 entered into a letter agreement pursuant to which the two companies would share the fees and expenses of the compensation consultant in proportion to their stockholders' respective ownership resulting from the proposed merger.

        On August 27, 2019, the CWI 1 special committee held a telephonic meeting, together with representatives of Hogan Lovells and Barclays. Representatives of Hogan Lovells provided an update on the status of the negotiation of the internalization agreement, the transition services agreements and the articles supplementary setting forth the terms of the Series A preferred stock of the combined company. The CWI 1 special committee gave direction on the open issues identified by Hogan Lovells, including with respect to employee matters, intellectual property rights, board composition, and restrictions on trading securities of CWI 2. The CWI 1 special committee also discussed Watermark's right under the existing advisory agreements with CWI 1 and CWI 2 to conduct business activities unrelated to CWI 1 and CWI 2, the current scope of those activities, and the risks to the combined company of those activities continuing after the consummation of the merger and internalization. Members of the CWI 1 special committee then discussed the go-shop process with representatives of Barclays.

        On August 29, 2019, the CWI 2 special committee held a telephonic meeting, attended by representatives from Clifford Chance, Pepper Hamilton, and Morgan Stanley. Representatives of Clifford Chance provided an update on the status of the negotiation of the internalization agreement, the transition services agreements, and the articles supplementary setting forth the terms of the Series A preferred stock of the combined company. The CWI 2 special committee then considered proposals received from prospective financial advisors to provide a fairness opinion with respect to the internalization consideration, including from Duff & Phelps, LLC ("Duff & Phelps"). After reviewing the proposals and discussion, the CWI 2 special committee authorized and approved retaining Duff & Phelps for such purpose.

        Also on August 29, 2019, CWI 2 entered into an engagement letter to retain Duff & Phelps to render a fairness opinion to the CWI 2 special committee as to the internalization consideration.

        The legal advisors to the special committees, WPC, and Watermark exchanged comments on the internalization agreement, articles supplementary for the preferred stock of the combined company, and transition services agreements over the next several weeks.

        On September 3, 2019, the CWI 1 special committee held a telephonic meeting, together with representatives of Hogan Lovells and Barclays. Representatives of Hogan Lovells provided an overview of the status of the negotiation of the merger agreement, internalization agreement, articles supplementary, and transition services agreements, as well as an overview of the material remaining issues relating to each document. Members of the CWI 1 special committee discussed the status of the CWI 2 special committee's employment negotiations with Mr. Medzigian, particularly with respect to the non-competition and exclusivity provisions. The CWI 1 special committee decided that Mr. Henry should communicate to Mr. Parsons its position that Mr. Medzigian should be restricted from engaging in activities unrelated to the combined company following the merger so that his attention was solely focused on the success of the combined company.

        On September 9, 2019, the CWI 2 special committee held a telephonic meeting, together with representatives from Clifford Chance, Pepper Hamilton, Morgan Stanley and the compensation consultant. The compensation consultant presented to the CWI 2 special committee regarding compensation matters for the combined company and recommended a peer group for such entity for compensation planning purposes. Representatives from Clifford Chance provided an update to the CWI 2 special committee on the status of the negotiation of the merger agreement, internalization agreement, articles supplementary, and transition services agreements. Representatives of Morgan Stanley advised the CWI 2 special committee as to Morgan Stanley's review of the updated business plan for the combined company.

        On September 10, 2019, the CWI 1 special committee held a telephonic meeting, together with representatives of Hogan Lovells and Barclays. Representatives of Hogan Lovells provided an overview of the status of the transaction documents, including recent discussions between the parties with respect to the proposed employment agreement between CWI 2 and Mr. Medzigian to serve as the chief executive officer of the combined company. The CWI 1 special committee discussed Mr. Medzigian's involvement with Watermark Lodging Investors, LLC (the "WLI fund"), a private lodging investment fund managed by Watermark, that could present potential conflicts of interest with the combined company and prevent Mr. Medzigian from dedicating all his business time to the combined company. The CWI 1 special committee discussed various options for addressing the matter prior to the potential merger, including potentially negotiating with Mr. Medzigian to wind-down the fund in connection with his employment agreement.

        On September 11, 2019, the CWI 2 special committee held a telephonic meeting, attended by representatives from Clifford Chance, Pepper Hamilton, and Morgan Stanley. Mr. Parsons reported on the substantive discussions that he had with representatives of CWI 1 and Mr. Medzigian regarding non-competition and non-solicitation covenants that would apply to WPC and Watermark after closing of the merger. Representatives from Clifford Chance provided an update on the progress of Mr. Medzigian's employment agreement, noting the scope of the non-competition provision remained a material outstanding issue. The Morgan Stanley representatives also updated the CWI 2 special committee on the unsolicited inquiry discussed at the CWI 2 special committee's August 15, 2019 meeting, stating that the party had contacted Morgan Stanley expressing interest in purchasing the manager of CWI 1 and CWI 2 but did not indicate that it was interested in a transaction to acquire either CWI 1 or CWI 2.

        On September 13, 2019, Mr. Medzigian sent a proposal to the CWI 1 special committee and the CWI 2 special committee proposing an aggregate payment by CWI 1 and CWI 2 of $10.0 million as consideration to have Watermark wind-down the WLI fund.

        On September 16, 2019, the CWI 2 special committee held a telephonic meeting, attended by representatives from Clifford Chance, Pepper Hamilton, and Morgan Stanley. Mr. Parsons reported that the parties to the potential transactions had determined to defer final consideration of the proposed merger and internalization transaction pending the finalization of an employment agreement (and related non-competition and exclusivity restrictions) with Mr. Medzigian in respect of his service as the chief executive officer of the combined company. In addition, Mr. Parsons reported that the parties decided to negotiate the wind-down of the WLI fund in order to eliminate potential conflicts of interest with the combined company and distractions for the combined company's management. The CWI 2 special committee also authorized an extension of the exclusivity period under the exclusivity agreement with CWI 1 and to enter into an exclusivity agreement with WPC and Watermark with respect to the potential internalization.

        Also on September 16, 2019, the CWI 1 special committee held a telephonic meeting, attended by representatives from Hogan Lovells and Barclays. Representatives from Hogan Lovells provided an overview of the status of the merger agreement, the internalization agreement, the transition services agreements, and the employment agreement with Mr. Medzigian, including an overview of the open issues with respect to each document. Members of the CWI 1 special committee discussed the open issues and agreed that all matters related to Mr. Medzigian's employment agreement and related non-competition provision must be resolved in advance of signing a merger agreement or internalization agreement. After discussion, the CWI 1 special committee determined that the WLI fund must be wound-down to eliminate competing demands on Mr. Medzigian's business time and potential conflicts of interest but also determined that Mr. Medzigian's proposal of a $10.0 million payment was not acceptable and that the CWI 1 special committee would further evaluate the appropriate payment. The CWI 1 special committee authorized Mr. Henry to continue to work with Mr. Parsons to negotiate the terms of a potential wind-down of the WLI fund. The CWI 1 special committee then agreed to enter into a 45-day exclusivity agreement with CWI 1, CWI 2, WPC, and Watermark.

        On September 20, 2019, CWI 1, CWI 2, WPC, and Watermark entered into an exclusivity agreement providing for a 45-day exclusivity period in which the parties would seek to finalize the definitive agreements for the merger and internalization transaction.

        On September 23 and 24, 2019, Messrs. Parsons, Henry, Park, Medzigian, and at times other members of the CWI 1 special committee and of the CWI 2 special committee, held several negotiation sessions regarding the potential wind-down of the WLI fund and the terms thereof. In advance of such discussions, Mr. Medzigian communicated to the CWI 1 special committee and the CWI 2 special committee an amended proposal that reduced the aggregate payment by CWI 1 and CWI 2 to have Watermark wind-down the WLI fund from $10.0 million to $8.0 million.

        On September 25, 2019, Messrs. Parsons and Park discussed the terms of the proposal regarding the potential wind-down of the WLI fund. In addition, Mr. Parsons held further discussions with Messrs. Henry and Medzigian. The parties ultimately reached agreement on an aggregate payment of $6.95 million to Watermark in consideration for the complete wind-down of the WLI fund.

        Also on September 25, 2019, Watermark sent a draft commitment agreement providing for the terms of the wind-down of the WLI fund to Messrs. Henry and Parsons and counsel for CWI 1 and CWI 2. The parties engaged in negotiations and exchanged drafts of the commitment agreement on September 25 and 26, 2019. In particular, the CWI 1 special committee and the CWI 2 special committee communicated to Watermark that the commitment agreement must include satisfactory non-competition provisions.

        On September 27, 2019, each of WPC, Watermark, the CWI 1 special committee, and the CWI 2 special committee agreed on a final form of the commitment agreement. The CWI 2 special committee held a telephonic meeting, attended by representatives from Clifford Chance, Pepper Hamilton, and Morgan Stanley. Mr. Parsons updated the CWI 2 special committee on the negotiations that had taken place with the CWI 1 special committee, Mr. Medzigian, Watermark, WPC, and their advisors regarding the wind-down of the WLI fund and related matters, and Mr. Parsons reported that the commitment agreement was satisfactorily negotiated among the parties. The CWI 2 special committee concluded that securing the services of Mr. Medzigian as the combined company's dedicated chief executive officer after the merger would be in the best interests of CWI 2's stockholders, as would limiting Mr. Medzigian's legacy activities and removing potential conflicts of interest, and that CWI 2 would benefit from the commitment agreement even if the potential merger and internalization transaction were not completed, given Watermark's role as CWI 2's external subadvisor. The CWI 2 special committee determined the commitment agreement to be advisable, fair to, and in the best interests of CWI 2 and its stockholders, and on terms and conditions at least as favorable as those available from unaffiliated third parties. The CWI 2 special committee then unanimously approved the commitment agreement and recommended to the CWI 2 board that it approve the commitment agreement.

        The CWI 1 special committee also held a telephonic meeting on September 27, 2019, together with representatives of Hogan Lovells and Barclays. Mr. Henry provided an update to the CWI 1 special committee on the negotiations with the CWI 2 special committee, Mr. Medzigian, Watermark, WPC, and their advisors regarding the wind-down of the WLI fund and related matters. Representatives of Hogan Lovells provided a summary of the terms and conditions of the commitment agreement produced after such negotiations. Mr. Henry explained to the CWI 1 special committee that the

$6.95 million payment was the result of extensive negotiations. After discussing the matter with representatives of Barclays and Hogan Lovells, members of the CWI 1 special committee concluded that a cash payment of $6.95 million was a fair price for the wind-down of the WLI fund so that the combined company would secure the services of Mr. Medzigian as dedicated chief executive officer and for Mr. Medzigian agreeing to forgo other opportunities in order to focus all of his efforts on the success of the combined company following the merger. The CWI 1 special committee determined that the terms of the commitment agreement were advisable, fair to, and in the best interests of CWI 1's stockholders and recommended to the CWI 1 board that the CWI 1 board approve the commitment agreement substantially in the form proposed to the CWI 1 special committee.

        On October 1, 2019, the CWI 1 board held a telephonic meeting, together with representatives of WPC, Watermark, and Hogan Lovells. A representative of Hogan Lovells provided a summary of the terms and conditions of the commitment agreement that the CWI 1 special committee had reviewed and recommended for approval by the CWI 1 board. The CWI 1 board approved the commitment agreement, with Mr. Medzigian abstaining from the vote.

        The CWI 2 board also held a telephonic meeting on October 1, 2019, together with representatives of Watermark, WPC, Pepper Hamilton, and Clifford Chance. A representative of Clifford Chance provided a summary of the terms and conditions of the commitment agreement that the CWI 2 special committee had reviewed and recommended for approval by the CWI 2 board. The CWI 2 board approved the commitment agreement, with Mr. Medzigian abstaining from the vote.

        Also on October 1, 2019, CWI 1, CWI 2, Watermark, and Mr. Medzigian executed the commitment agreement.

        Over the following weeks, the CWI 1 special committee, the CWI 2 special committee, WPC, Watermark, and their respective legal and financial advisors worked to finalize all of the transaction documents. They also reviewed a draft press release, investor presentation, and other investor communications.

        On October 17, 2019, the CWI 1 special committee held a meeting, together with representatives from Barclays and Hogan Lovells. Following an update by Mr. Henry, representatives of Hogan Lovells gave an update to the CWI 1 special committee regarding recent discussions on the transaction documents, including the proposed employment agreement between CWI 2 and Mr. Medzigian. Representatives of Hogan Lovells provided an overview of the duties of directors of Maryland corporations and a summary of the terms and conditions of the merger agreement, the internalization agreement, and the other ancillary agreements, and the transactions contemplated thereby, substantially final versions of which had been previously distributed to the CWI 1 special committee. Representatives of Barclays reviewed updated financial analyses of the consideration to be received in the merger, taking into consideration the transactions contemplated by the internalization agreement and the commitment agreement. The CWI 1 special committee, having considered the financial analyses provided by Barclays, concluded that alternative transactions, such as a public listing or sale to an unaffiliated third party, did not offer relatively attractive valuation, and that the proposed merger and internalization transaction would enhance the value of CWI 1 and the combined company in the event of a future public listing as compared to maintaining the status quo. A discussion ensued among the CWI 1 special committee regarding the transaction, and members of the CWI 1 special committee asked questions of its legal and financial advisors regarding their presentations.

        On October 18, 2019, representatives of Clifford Chance distributed substantially final versions of the merger agreement, internalization agreement and ancillary documents, along with draft resolutions approving such documents, the transactions contemplated by such documents and other related matters to the CWI 2 board. Representatives of Morgan Stanley and Duff & Phelps also distributed materials to the CWI 2 special committee containing their respective valuation analyses.

        On October 21, 2019, the CWI 1 special committee held a telephonic meeting, together with representatives from Barclays and Hogan Lovells. Representatives of Hogan Lovells confirmed that there had been no material changes to the transaction agreements, and representatives of Barclays confirmed that there had been no material changes to the financial analyses, in each case as discussed at the October 17, 2019 CWI 1 special committee meeting. Barclays delivered to the CWI 1 special committee its oral opinion (subsequently confirmed in writing) that, as of October 21, 2019, from a financial point of view, after giving effect to the reviewed transaction, the per share merger consideration was fair to the holders of shares of CWI 1 common stock (other than the Excluded Entities). After discussion, the CWI 1 special committee determined that the merger and the merger agreement, the internalization and the internalization agreement, the CWI 1 charter amendment, the other ancillary agreements, and the transactions contemplated thereby, were advisable, fair to and in the best interests of CWI 1 stockholders, and on terms and conditions at least as favorable as those available from unaffiliated third parties. By unanimous vote, the CWI 1 special committee adopted resolutions recommending to the CWI 1 board that it approve the merger and the internalization and submit to the CWI 1 stockholders for approval the merger and other proposals described in this Joint Proxy Statement/Prospectus and to enter into the merger agreement, the internalization agreement, the CWI 1 charter amendment and other related transaction documents.

        Following the CWI 1 special committee meeting, on October 21, 2019, the CWI 1 board held a telephonic meeting to approve the merger and the merger agreement, the internalization and the internalization agreement, the CWI 1 charter amendment, and the other ancillary agreements. Representatives of Hogan Lovells and Barclays were also present. The representatives from Hogan Lovells described the resolutions that had been adopted by the CWI 1 special committee at the meeting prior to the CWI 1 board meeting and described Barclays' fairness opinion. Following deliberations, the CWI 1 board determined that the merger agreement and the merger, the internalization and the internalization agreement, the CWI 1 charter amendment, the other ancillary agreements, and the other related transactions contemplated thereby, were advisable, fair to, and in the best interests of CWI 1 and its stockholders and on terms and conditions at least as favorable as those available from unaffiliated third parties, and resolved, among other things, to approve the merger and the internalization and submit to the CWI 1 stockholders for approval the merger and other proposals described in this Joint Proxy Statement/Prospectus and to enter into the merger agreement, the internalization agreement, the CWI 1 charter amendment and other related transaction documents. Jason E. Fox, chairman of the CWI 1 board, and Mr. Medzigian, a member of the CWI 1 board, recused themselves from the votes of the CWI 1 board.

        Also on October 21, 2019, representatives of Clifford Chance distributed materials to the CWI 2 special committee containing Morgan Stanley's and Duff & Phelps's respective valuation analyses, which had been previously circulated to the CWI 2 special committee. The CWI 2 special committee held a meeting at Le Méridien Arlington in Arlington, Virginia, together with Messrs. Fox and Medzigian, in their capacities as directors of CWI 2, representatives from Morgan Stanley, Duff & Phelps, Clifford Chance, Pepper Hamilton, and Venable. Morgan Stanley provided an update of its previous presentations to the CWI 2 special committee with respect to capital markets and strategic alternatives for CWI 2, both independently and in combination with CWI 1 if the two companies were to combine. Clifford Chance reviewed the final terms of the proposed merger and internalization transaction and a summary of the material transaction documents. The Duff & Phelps representatives then summarized their final valuation and fairness analysis of the consideration in the proposed internalization transaction. Afterwards, the Morgan Stanley representatives summarized their final valuation analysis of the exchange ratio in the proposed merger. The CWI 2 special committee requested that each of Duff & Phelps and Morgan Stanley deliver their fairness opinions on October 22, 2019.

        On October 22, 2019, the CWI 2 special committee held a telephonic meeting, attended by representatives from Morgan Stanley, Duff & Phelps, Clifford Chance, and Pepper Hamilton. Duff & Phelps delivered to the CWI 2 special committee its oral opinion (confirmed by delivery of a written opinion dated October 22, 2019) to the CWI 2 special committee that as of the date of the opinion, the consideration to be paid by CWI 2 in the internalization transaction was fair from a financial point of view to CWI 2 and to the holders of shares of CWI 2 common stock immediately prior to the merger, based on and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken. Morgan Stanley then rendered its oral opinion (confirmed by delivery of a written opinion dated October 21, 2019) to the CWI 2 special committee that as of the date of the written opinion and based on and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to CWI 2. The CWI 2 special committee then discussed the various benefits and other considerations with respect to the proposed transaction, including the merger and the internalization, and, after discussion, the CWI 2 special committee determined that the merger and the merger agreement, the internalization and the internalization agreement, the terms of the CWI 2 Series A preferred stock, the CWI 2 charter amendment, the CWI 2 listing charter restatement, the CEO employment agreement, the other ancillary agreements, and the transactions contemplated thereby, were advisable and in the best interests of CWI 2 and its stockholders; and, in the case of the merger and the merger agreement, the internalization and the internalization agreement, the terms of the CWI 2 Series A preferred stock, the CEO employment agreement, the other ancillary agreements, and the transactions contemplated thereby, fair and reasonable to CWI 2 and its stockholders and on terms and conditions at least as favorable as those available from unaffiliated third parties. By unanimous vote, the CWI 2 special committee adopted resolutions recommending to the CWI 2 board that it approve the merger, the internalization, and the terms of the CWI 2 Series A preferred stock and submit to CWI 2's stockholders for approval the merger and other proposals described in this Joint Proxy Statement/Prospectus and to enter into the merger agreement, the internalization agreement, the CWI 2 charter amendment, the CWI 2 listing charter restatement, the CEO employment agreement, and other ancillary documents.

        Following the CWI 2 special committee meeting, on October 22, 2019, the CWI 2 board held a telephonic meeting to approve the merger and the merger agreement, the internalization and the internalization agreement, the terms of the CWI 2 Series A preferred stock, the CWI 2 charter amendment, the CWI 2 listing charter restatement, the CEO employment agreement, and the other ancillary agreements. Representatives of Clifford Chance and Pepper Hamilton were also present. The representatives from Pepper Hamilton described the resolutions that had been adopted by the CWI 2 special committee at the meeting prior to the meeting of the CWI 2 board. The CWI 2 special committee informed the CWI 2 board of the receipt of the respective fairness opinions of Duff & Phelps and Morgan Stanley. Following deliberations, the CWI 2 board determined that the merger and the merger agreement, the internalization and the internalization agreement, the terms of the CWI 2 Series A preferred stock, the CWI 2 charter amendment, the CWI 2 listing charter restatement, the CEO employment agreement, the other ancillary agreements, and the transactions contemplated thereby, were advisable and in the best interests of CWI 2 and its stockholders; and, in the case of the merger and the merger agreement, the internalization and the internalization agreement, the terms of the CWI 2 Series A preferred stock, the CEO employment agreement, the other ancillary agreements, and the transactions contemplated thereby, fair and reasonable to CWI 2 and its stockholders and on terms and conditions at least as favorable as those available from unaffiliated third parties. The CWI 2 board then resolved, among other things, to approve the merger, the internalization, and the terms of the CWI 2 Series A preferred stock and to submit to CWI 2's stockholders for approval the merger and the other proposals described in this Joint Proxy Statement/Prospectus and to enter into the merger agreement, the internalization agreement, the CWI 2 charter amendment, the CWI 2 listing charter restatement, the CEO employment agreement, and other transaction documents. Mr. Fox, chairman of the CWI 2 board, and Mr. Medzigian, a member of the CWI 2 board, abstained from voting on certain of the resolutions in which they were not disinterested.

        Also on October 22, 2019, the relevant parties executed and delivered the merger agreement, the internalization agreement, and the ancillary documents. CWI 1 and CWI 2 also issued a press release announcing the proposed transaction.

        After the execution and delivery of the merger agreement, at the direction of the CWI 1 special committee and during the "go-shop" period commencing at 12:01 a.m., Eastern Time, on October 23, 2019, and continuing until 11:59 p.m., Eastern Time, on November 22, 2019, representatives of Barclays contacted 16 potential acquirors, including strategic companies and financial sponsors, and inquired, referencing publicly available information, as to whether such potential acquirors would be interested in making a proposal to acquire CWI 1. CWI 1 entered into non-disclosure agreements with 6 potential acquirors, each of whom received access to non-public information about CWI 1. CWI 1 did not receive any offers from these potential acquirors.

CWI 1's Reasons for the Merger and the Internalization

        On October 21, 2019, after careful consideration, the independent directors of the CWI 1 board, based on the unanimous recommendation of the CWI 1 special committee, unanimously (i) determined the terms of the merger agreement, the per share merger consideration, the merger, and the other transactions contemplated by the merger agreement and the internalization agreement to be advisable and in the best interests of CWI 1 and its stockholders, and the merger to be fair and reasonable to CWI 1 and on terms and conditions no less favorable to CWI 1 than those available from unaffiliated third parties; (ii) authorized and approved the merger and each of the transactions contemplated by the merger agreement and the internalization agreement, including the CWI 1 charter amendment, and (iii) authorized and approved the merger agreement, the internalization agreement, and the CWI 1 charter amendment. In making their determination, the CWI 1 board and the CWI 1 special committee considered a variety of factors, including:

  •
  the combined company is expected to have a pro forma enterprise value of approximately $4.6 billion (based on published NAV as of December 31, 2018). The increased size and scale, as well as an internal management team, would better position CWI 1 for a future liquidity event through public markets;

  •
  given that CWI 2 is already operated by the same external management team as CWI 1, the two companies are highly complementary, and therefore the combined company would likely benefit from substantial operating and cost efficiencies, with fewer integration risks than a transaction with an unrelated third party;

  •
  following the merger and the internalization, the combined company will maintain the highly experienced management team (including the retention of Mr. Medzigian as Chief Executive Officer), which has a proven track record within the industry and has extensive knowledge of the business, operations, financial condition, and assets of CWI 1 and CWI 2, as well as of the current and prospective environment in which the combined company will operate, including economic and market conditions;

  •
  the internalization will result in significant cost savings and higher EBITDA margins through the elimination of certain fees and cash flow interests;

  •
  lower general and administrative expenses of the combined company spread over a larger asset base will enhance operational efficiency and improve profitability;

  •
  the integrated organizational structure of the combined company, including internalizing the management team and ensuring that the combined company's Chief Executive Officer does not have competing business activities, will simplify CWI 1's business model, enable management to focus exclusively on the combined company, and eliminate any perceived or potential conflicts of interest;

  •
  the high likelihood that the merger and the internalization will be completed in a timely manner given the commitment of all parties to complete the merger and the internalization pursuant to their respective obligations under the merger agreement and the internalization agreement, the absence of any significant closing conditions under the merger agreement (other than the stockholder approvals and third-party consents) or the internalization agreement, and the fact that CWI 1's obligation to consummate the merger is not subject to any financing contingency;

  •
  the fixed exchange ratio, which will not fluctuate, provides certainty as to the pro forma percentage ownership of the combined company by CWI 1 stockholders and CWI 2 stockholders;

  •
  CWI 2 owns a high-quality portfolio of hotel assets that is complementary to CWI 1's existing portfolio based on brand families, market segment, and geographic locations;

  •
  the combined company will have greater geographic diversification than CWI 1 would have on a standalone basis, which could provide the combined company with greater cash flow stability;

  •
  the merger will allow for consolidation of certain of CWI 1's existing joint ventures;

  •
  the larger asset base of the combined company allows for greater flexibility to future optimize and refine the portfolio of CWI 1 by selling non-core assets;

  •
  the larger size of the combined company may provide additional leverage in negotiating with third-party management companies and brands to drive better terms;

  •
  the opinion, dated October 21, 2019, of Barclays to the CWI 1 special committee as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of CWI 1 common stock (other than shares of CWI 1 common stock held by CWI 2, CWI 1 Operating Partnership, CWI 2 Operating Partnership, or any wholly owned subsidiary of CWI 1, CWI 2, CWI 1 Operating Partnership, or CWI 2 Operating Partnership) of the per share merger consideration, which opinion was based on and subject to the assumptions made, procedures followed, factors considered, and limitations on the review undertaken;

  •
  the fact that the merger agreement permits CWI 1 to continue to pay its stockholders certain regular distributions in the ordinary course of business and otherwise to continue to conduct its business in the ordinary course in the period between the execution of the merger agreement and the effective time of the merger, subject only to limitations and restrictions on the taking of certain prescribed actions;

  •
  the fact that the merger agreement provided CWI 1 a 30-day "go-shop" period during which CWI 1 could actively solicit additional acquisition proposals from third parties, providing CWI 1 an opportunity to determine whether a third party was willing to make a superior proposal to the merger and the other transactions contemplated by the merger agreement and permitting CWI 1 to terminate the merger agreement after complying with applicable provisions to enter into an agreement for a superior proposal in connection with the go-shop process upon the payment to CWI 2 of a $21,520,000 termination fee;

  •
  the fact that after the expiration of the go-shop period, the merger agreement provides CWI 1 with the ability, under certain specified circumstances, to consider a competing acquisition proposal if the CWI 1 special committee determines in good faith, after consultation with its legal and financial advisors, that such competing acquisition proposal (as may be amended and modified) constitutes, or would be reasonably expected to lead to, a superior proposal and enables the CWI 1 board, under certain specified circumstances, to change its recommendation in favor of the merger and to terminate the merger agreement following such change in recommendation by the CWI 1 board and/or in order to enter into an agreement with respect to a superior proposal outside the go-shop process upon payment to CWI 2 of a $28,690,000 termination fee;

  •
  the fact that the termination fee of $28,690,000 payable by CWI 1 in certain circumstances was viewed by the CWI 1 special committee, after consultation with its advisors, as reasonable and not likely to preclude any other party from making a competing acquisition proposal;

  •
  the fact that the merger is subject to the approval of the CWI 1 stockholders, and the CWI 1 stockholders are free to reject the merger by voting against the CWI 1 merger proposal for any reason, including if a higher offer is made prior to the CWI 1 special meeting (although CWI 1 may be required to pay a termination fee if CWI 1 were to subsequently enter into a definitive agreement relating to and consummate an acquisition proposal under certain circumstances); and

  •
  the fact that the merger agreement, the merger, and the transactions contemplated by the merger agreement were negotiated on an arm's-length basis between the CWI 1 special committee and its advisors, on the one hand, and the CWI 2 special committee and its advisors, on the other hand, over a period of approximately 10 months.

        The CWI 1 special committee and the CWI 1 board also considered a variety of risks and other potentially negative factors in considering the merger, the merger agreement, the internalization, and the other transactions contemplated by the merger agreement, including the following material factors:

  •
  the merger will not result in an immediate liquidity event for CWI 1 stockholders, and there is no guarantee that the combined company will complete a liquidity event;

  •
  the possibility that the merger may not be completed, or that its consummation may be unduly delayed, for reasons beyond the control of CWI 1 or CWI 2;

  •
  the internalization involves a series of transactions and activities to internalize business operations within the combined company, and there is no guarantee that the internalization will be successful or achieve the results that are expected;

  •
  based on the exchange ratio of 0.9106, in the event that the merger is consummated, the total annual dividend that CWI 1 stockholders will receive after the closing of the merger in respect of each share of combined company common stock will be approximately $0.64, comprised of $0.514 per share in cash and $0.124 per share in stock, compared to $0.57 per share in cash prior to the closing;

  •
  the challenges inherent in the combination of two business enterprises that are the sizes of CWI 1 and CWI 2;

  •
  under the terms of the merger agreement, CWI 1 must pay to CWI 2 a $21,520,000 termination fee if the merger agreement was terminated in connection with the go-shop process under certain circumstances and a $28,690,000 termination fee if the merger agreement is terminated after the go-shop period under certain circumstances, which might discourage or deter other parties from proposing an alternative transaction that may be more advantageous to CWI 1 stockholders, or which may become payable in circumstances where no alternative transaction or superior proposal is available to CWI 1;

  •
  the terms of the merger agreement place limitations following the go-shop period on the ability of CWI 1 to initiate, solicit, propose, or knowingly facilitate or encourage any proposal or offer by a third party with respect to a competing transaction and to furnish information to, or enter into discussions with, a third party interested in pursuing an alternative strategic transaction;

  •
  because the exchange ratio is fixed in the merger agreement and will not fluctuate as a result of changes in the value of CWI 1 or CWI 2, a decline in the value of CWI 2 unmatched by a similar decline in the value of CWI 1, or an increase in the value of CWI 1 without a similar increase in the value of CWI 2, would reduce the relative value of the shares of CWI 2 common stock received by CWI 1's stockholders in the merger;

  •
  the risks related to the inherent conflicts of interest relating to CWI 1 and CWI 2 being affiliated entities with common management and the individuals who comprise the management teams of CWI 1 and CWI 2 assisting the CWI 1 board and the CWI 2 board in connection with the merger and internalization, some of CWI 1's directors and officers potentially having interests with respect to the merger and internalization that are different from, and in addition to, those of CWI 1's stockholders generally, and some of CWI 2's directors and officers potentially having interests with respect to the merger and internalization that are different from, and in addition to, those of CWI 2's stockholders generally;

  •
  the potential conflicts of interest relating to two directors having historically served, and currently continuing to serve, on both the CWI 1 board and the CWI 2 board;

  •
  the risk that failure to complete the merger could negatively affect the financial results of CWI 1 and the value of its common stock;

  •
  the risk of diverting management's focus and resources from operational matters and other strategic opportunities while working to implement the merger;

  •
  the substantial expenses expected to be incurred in connection with the merger;

  •
  the consummation of the merger is subject to obtaining approval of CWI 2's stockholders of the CWI 2 merger proposal, the CWI 2 charter amendment proposal, and the CWI 2 listing charter restatement proposal, and the merger and internalization may not close if CWI 2's stockholders do not approve such proposals; and

  •
  the risk that the anticipated strategic and financial benefits of the merger may not be realized.

        The CWI 1 special committee also considered whether to solicit proposals from third parties prior to entering into the merger agreement. After considering the likelihood that a third party would emerge with a competitive proposal, the right of CWI 1 to actively solicit alternative acquisition proposals during the 30-day go-shop period, and the provisions of the draft merger agreement permitting CWI 1 to terminate the merger agreement and to enter into an agreement for a superior proposal, the CWI 1 special committee determined to move forward with the proposed transaction without soliciting other proposals before execution of the definitive merger agreement.

        The foregoing discussion of the factors considered by the CWI 1 board and the CWI 1 special committee is not intended to be exhaustive but rather summarizes the material factors considered by the CWI 1 board and the CWI 1 special committee. In view of the wide variety of factors considered, the CWI 1 board and the CWI 1 special committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual directors may have given different weights to different factors. The CWI 1 board and the CWI 1 special committee considered the positive and negative factors relating to the merger, the internalization, the CWI 1 charter amendment, and the other contemplated transactions and believed the negative factors to be materially outweighed by the positive factors.

CWI 2's Reasons for the Merger and the Internalization

        At meetings on October 22, 2019, the CWI 2 special committee and the CWI 2 board (with the unanimous approval of the independent directors of the CWI 2 board) adopted resolutions declaring the merger, the internalization, the CWI 2 charter amendment, and the CWI 2 listing charter restatement to be advisable and in the best interests of CWI 2 and CWI 2's stockholders, in the case of the merger and the internalization, fair and reasonable to CWI 2 and CWI 2's stockholders, and on terms and conditions at least as favorable as those available from unaffiliated third parties, and directing the merger, the CWI 2 charter amendment, and the CWI 2 listing charter restatement to be submitted for consideration at a special meeting of CWI 2's stockholders. In making their determination, the CWI 2 board and the CWI 2 special committee considered a variety of factors, including among others:

Strategic Benefits

  •
  The belief that the merger and the internalization will better position CWI 2 and the combined company for a future liquidity event through additional scale and the removal of external management, than CWI 2 would be on a standalone basis;

  •
  the merger and the internalization will maintain the highly experienced management team, which has a proven track record within the industry and assembled the portfolios;

  •
  the expectation that the internalization will result in significant cost savings and higher EBITDA margins through the elimination of certain fees and cash flow interests;

  •
  pro forma for the merger and the internalization, the combined company's MFFO per share is expected to be higher in 2020 and beyond as compared to CWI 2's standalone MFFO per share;

  •
  the high likelihood that the merger and the internalization will be completed in a timely manner given the commitment of both parties to complete the merger and the internalization pursuant to their respective obligations under the merger agreement and the internalization agreement, the absence of any significant closing conditions under the merger agreement (other than the stockholder approvals and third-party consents) or the internalization agreement, and the fact that CWI 2's obligation to consummate the merger is not subject to any financing contingency;

Portfolio Benefits

  •
  CWI 1 owns a high-quality portfolio of hotel assets that is aligned with CWI 2's existing portfolio based on chain scale, market segment, and geographic locations;

  •
  the combined company will have greater geographic diversification than CWI 2 would have on a standalone basis, which could provide the combined company with greater cash flow stability;

  •
  the combined company will have greater diversification of managers and brand families, reducing exposure to and dependence on any one manager or brand;

  •
  the merger will allow the combined company to consolidate certain of CWI 2's existing joint ventures;

Size and Scale Benefits

  •
  the merger will materially increase CWI 2's size and scale, resulting in a pro forma total asset value of approximately $4.6 billion, based on published NAV as of December 31, 2018;

  •
  the merger is expected to improve operational efficiency by spreading CWI 2's general and administrative expenses over a larger owned real estate asset base;

  •
  the larger size of the combined company may provide additional leverage in negotiating with third-party management companies and brands to drive better terms;

  •
  the larger size of the portfolio should provide greater opportunities for CWI 2 to execute strategic asset sales and reduce leverage, thereby improving the portfolio's overall quality and enhancing CWI 2's ability to execute a liquidity transaction in the future;

Internalized Management

  •
  given that CWI 2's management acts as CWI 1's management, the merger entails significantly fewer integration risks for CWI 2 and the combined company than a transaction with an unrelated third party;

  •
  the internalized organizational structure of the combined company will simplify CWI 2's business model and have the following benefits:

  •
  the elimination of external advisory structure under which CWI 2 currently operates;

  •
  the elimination of any overlapping management, reporting, and operational processes, enabling the combined company to achieve operating and cost efficiencies;

  •
  management and employees who are exclusively focused on driving value for the combined company's stockholders; and

  •
  the elimination of perceived or actual potential conflicts of interest;

  •
  Mr. Michael Medzigian, the Chief Executive Officer of CWI 1 and CWI 2, entered into an employment agreement with CWI 2 providing for his service as Chief Executive Officer of the combined company following and upon the effectiveness of the merger;

  •
  the commitment agreement with Mr. Medzigian and Watermark will reduce perceived or actual potential conflicts of interest and allow Mr. Medzigian and other members of the combined company's management to focus on driving value for the combined company's stockholders;

Fairness Opinions

  •
  the oral opinion rendered, and confirmed by the written opinion dated October 21, 2019, of Morgan Stanley to the CWI 2 special committee to the effect that as of the date of the written opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to CWI 2;

  •
  the oral opinion rendered on October 22, 2019, and confirmed by the written opinion dated October 22, 2019, of Duff & Phelps to the CWI 2 special committee as to the fairness, as of the date of the opinion and from a financial point of view, to CWI 2 and to the holders of shares of CWI 2 common stock immediately prior to the merger of the consideration to be paid in the internalization, which opinion was based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken;

Potentially Negative Factors

  •
  the possibility that the merger may not be completed, or that its consummation may be unduly delayed, for reasons beyond the control of CWI 1 or CWI 2;

  •
  the challenges inherent in the combination of two business enterprises that are the sizes of CWI 1 and CWI 2;

  •
  the potential conflicts of interest relating to having two directors who historically served, and currently continue to serve, on both the CWI 1 board and CWI 2 board;

  •
  the risk that failure to complete the merger could negatively affect the financial results of CWI 2 and the value of its common stock;

  •
  the substantial costs expected to be incurred in connection with the merger;

  •
  certain CWI 1 assets have higher risk profiles or may not be aligned with CWI 2's long-term investment strategy;

  •
  certain CWI 1 assets comprise more than 10% of total portfolio EBITDA, which may reduce the positive effects of the diversification within the CWI 1 portfolio;

  •
  the overall RevPAR of CWI 1's portfolio is lower than that of CWI 2's portfolio, leading to a combined RevPAR lower than that of CWI 2's standalone RevPAR;

  •
  the obligation of CWI 2 to pay certain expenses upon termination of the merger if the merger is terminated under certain conditions;

  •
  the risk that the announcement of the merger and the efforts necessary to complete the merger could result in a disruption in the operations of CWI 2 by, among other things, diverting management focus and other resources of CWI 2 from operational matters, strategic opportunities, and its day-to-day business; and

  •
  the risk that the anticipated strategic and financial benefits of the merger may not be fully realized.

        The foregoing discussion of the factors considered by the CWI 2 board and CWI 2 special committee is not intended to be exhaustive but rather summarizes the material factors considered by the CWI 2 board and CWI 2 special committee. In view of the wide variety of factors considered, the CWI 2 board and CWI 2 special committee did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual directors may have given different weights to different factors. The CWI 2 board and CWI 2 special committee considered the positive and negative factors relating to the merger, the internalization, the CWI 2 charter amendment, the CWI 2 listing charter restatement, and the related transactions and believed the negative factors to be materially outweighed by the positive factors.

OPINION OF FINANCIAL ADVISOR TO THE CWI 1 SPECIAL COMMITTEE

        The CWI 1 special committee engaged Barclays to act as its financial advisor with respect to CWI 1's exploration of strategic alternatives that would achieve or would facilitate the achievement of liquidity for the stockholders of CWI 1, including a business combination with CWI 2, internalization of CWI 1's external advisor, sale of CWI 1, initial public offering of CWI 1's common stock and/or a direct listing of CWI 1's common stock, pursuant to an engagement letter dated February 1, 2019. On October 21, 2019, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the CWI 1 special committee that, as of such date and based upon and subject to the qualifications, limitations, and assumptions stated in its opinion, from a financial point of view, after giving effect to the merger, the internalization, and the transactions contemplated by the commitment agreement (collectively, the "reviewed transaction"), the per share merger consideration was fair to the holders of shares of CWI 1 common stock (other than the Excluded Entities).

        The full text of Barclays' written opinion, dated as of October 21, 2019, is attached as Annex E to this Joint Proxy Statement/Prospectus. Barclays' written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered, and qualifications and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is a summary of Barclays' opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion.

        Barclays' opinion, the issuance of which was approved by Barclays' Fairness Opinion Committee, is addressed to the CWI 1 special committee, addresses only the fairness, from a financial point of view, after giving effect to the reviewed transaction, of the per share merger consideration to the holders of shares of CWI 1 common stock (other than the Excluded Entities) and does not constitute a recommendation to any holder of shares of CWI 1 common stock as to how such holder should vote with respect to the reviewed transaction. The terms of the reviewed transaction were determined through arm's-length negotiations among CWI 1, CWI 2, WPC, and Watermark and were unanimously recommended by the CWI 1 special committee and approved by the CWI 1 board (with the unanimous vote of the independent directors). Barclays did not recommend any specific form of consideration to the CWI 1 special committee or that any specific form of consideration constituted the only appropriate consideration for the reviewed transaction. Barclays was not requested to address, and its opinion does not in any manner address, the underlying business decision to proceed with or effect the reviewed transaction, the likelihood of the consummation of the reviewed transaction, or the relative merits of the reviewed transaction as compared to any other transaction or business strategy in which CWI 1 may engage. In addition, Barclays expressed no opinion on, and its opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the reviewed transaction, or any class of such persons, relative to the per share merger consideration to the holders of shares of CWI 1 in the reviewed transaction. No limitations were imposed by the CWI 1 special committee upon Barclays with respect to the investigations made or procedures followed by it in rendering its opinion.

        In arriving at its opinion, Barclays, among other things:

  •
  reviewed and analyzed a draft of the merger agreement, dated as of October 19, 2019, and the specific terms of the reviewed transaction;

  •
  reviewed and analyzed a draft of the internalization agreement, dated as of October 17, 2019;

  •
  reviewed and analyzed the CWI 1 advisory agreement, CWI 1 subadvisory agreement, CWI 2 advisory agreement, and CWI 2 subadvisory agreement;

  •
  reviewed and analyzed the commitment agreement;

  •
  reviewed and analyzed publicly available information concerning CWI 1 and CWI 2 that Barclays believed to be relevant to its analysis, including CWI 1's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, CWI 1's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019, CWI 2's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and CWI 2's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019;

  •
  reviewed and analyzed standalone financial and operating information with respect to the business, operations, and prospects of CWI 1 furnished to Barclays by CWI 1, including standalone financial projections of CWI 1 prepared by management of CWI 1 (the "CWI 1 standalone projections");

  •
  reviewed and analyzed standalone financial and operating information with respect to the business, operations, and prospects of CWI 2 furnished to Barclays by CWI 1, including standalone financial projections of CWI 2 prepared by management of CWI 2 (the "CWI 2 standalone projections");

  •
  reviewed and analyzed pro forma financial projections for the combined company after giving effect to the reviewed transaction furnished to Barclays by CWI 1, including cost savings, operating synergies, and other strategic benefits expected by management of CWI 1 to result from the combination of the businesses of CWI 1 and CWI 2 and the consummation of the internalization, assuming the internalization is consummated concurrently with the merger and CWI 1 and CWI 2 fund their obligations under the commitment agreement in the amounts and at the times contemplated thereby (the "pro forma projection");

  •
  reviewed and analyzed a comparison of the anticipated future financial condition and performance of CWI 1 on a standalone basis per the CWI 1 standalone projections and the projected future financial condition and performance of the combined company on a pro forma basis per the pro forma projections with each other and with those of other companies that Barclays deemed relevant;

  •
  had discussions with the management of CWI 1 concerning the business, operations, assets, liabilities, financial condition, and prospects of each of CWI 1 and CWI 2 individually and on a pro forma basis and the current competitive dynamics of CWI 1's and CWI 2's industry; and

  •
  has undertaken such other studies, analyses, and investigations as Barclays deemed appropriate.

        In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of the management of CWI 1 that it was not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the CWI 1 standalone projections, upon the advice of CWI 1 and with the instruction of the CWI 1 special committee, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of CWI 1 as to CWI 1's future financial performance and that CWI 1 would perform, in the absence of the reviewed transaction, substantially in accordance with such projections. With respect to the CWI 2 standalone projections, upon the advice of CWI 1 and with the instruction of the CWI 1 special committee, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of CWI 2 as to CWI 2's future financial performance and that CWI 2 would perform, in the absence of the reviewed transaction, substantially in accordance with such projections. With respect to the pro forma projections, upon the advice of CWI 1 and with the instruction of the CWI 1 special committee, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of CWI 1 as to the future financial performance of CWI 1 and CWI 2 on a combined basis and that the combined company will perform substantially in accordance with such projections, assuming the internalization is consummated concurrently with the merger and CWI 1 and CWI 2 fund their obligations under the commitment agreement in the amounts and at the times contemplated thereby. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of CWI 1 or CWI 2 and did not make or obtain any evaluations or appraisals of the assets or liabilities of CWI 1 or CWI 2. In addition, prior to entering into the merger agreement, CWI 1 did not authorize Barclays to solicit, and Barclays did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of CWI 1's business. Barclays' opinion was necessarily based upon market, economic, and other conditions as they existed on, and could be evaluated as of, October 21, 2019. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after October 21, 2019. Barclays' opinion should not be viewed as providing any assurance that the value of the shares of CWI 1 common stock and CWI 2 common stock to be held by their respective shareholders following the announcement or the consummation of the reviewed transaction will be in excess of the value of CWI 1 common stock and CWI 2 common stock owned by such shareholders at any time prior to the announcement or the consummation of the reviewed transaction.

        Barclays assumed that the executed merger agreement and the executed internalization agreement, in each case, would conform in all material respects to the last draft reviewed by Barclays. Additionally, Barclays assumed the accuracy of the representations and warranties contained in the merger agreement, the internalization agreement and all agreements related thereto. Barclays also assumed, upon the advice of CWI 1, that all material governmental, regulatory and third-party approvals, consents, and releases for the reviewed transaction would be obtained within the constraints contemplated by the merger agreement and the internalization agreement and that the reviewed transaction will be consummated in accordance with the terms of the merger agreement, the internalization agreement, and the commitment agreement without waiver, modification, or amendment of any material term, condition, or agreement thereof. Barclays did not express any opinion as to any tax or other consequences that might result from the reviewed transaction, nor did Barclays' opinion address any legal, tax, regulatory, or accounting matters, as to which Barclays understood CWI 1 had obtained such advice as it deemed necessary from qualified professionals.

        In connection with rendering its opinion, Barclays performed certain financial, comparative, and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the shares of CWI 1 common stock but rather made its determination as to fairness, from a financial point of view, after giving effect to the reviewed transaction, to the holders of shares of CWI 1 common stock (other than the Excluded Entities) of the per share merger consideration to such holders on the basis of various financial and comparative analyses.

        In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Material Financial Analyses

        The following is a summary of the material financial analyses used by Barclays in preparing its opinion to the CWI 1 special committee. The summary of Barclays' analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays' opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

        For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of CWI 1 or any other parties to the reviewed transaction. No company, business or transaction considered in Barclays' analyses and reviews is identical to CWI 1, CWI 2, or the reviewed transaction, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the reviewed transaction, values of the companies, businesses, or transactions considered in Barclays' analyses and reviews. None of CWI 1, CWI 2, Barclays, or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses, or securities do not purport to be appraisals or reflect the prices at which the companies, businesses, or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays' analyses and reviews are inherently subject to substantial uncertainty.

        The summary of the financial analyses and reviews summarized below include information presented in tabular format. In order to fully understand the financial analyses and reviews used by Barclays, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Barclays' analyses and reviews. For purposes of these analyses, Barclays assumed that CWI 1 would remain externally managed and that the combined company would be internally managed as a result of the reviewed transaction.

Selected Comparable Company Analysis

        In order to assess how the public market values shares of selected public companies and to provide a range of relative implied equity values per share of CWI 1 common stock and per share of the combined company common stock by reference to those companies, Barclays reviewed and compared specific financial and operating data relating to CWI 1 and the combined company with selected public companies that Barclays, based on its experience in the real estate industry, deemed comparable to CWI 1 and the combined company. The selected comparable companies were:

        Internally managed full-service comparable companies:

  •
  Host Hotels & Resorts, Inc.

  •
  Park Hotels & Resorts Inc.

  •
  Pebblebrook Hotel Trust

  •
  Xenia Hotels & Resorts, Inc.

  •
  Sunstone Hotel Investors, Inc.

  •
  DiamondRock Hospitality Company

        Internally managed select-service comparable companies:

  •
  Apple Hospitality REIT, Inc.

  •
  RLJ Lodging Trust

  •
  Summit Hotel Properties, Inc.

  •
  Chatham Lodging Trust

        Externally managed full-service comparable companies:

  •
  Service Properties Trust

  •
  Ashford Hospitality Trust, Inc.

  •
  Braemar Hotels & Resorts Inc.

        Barclays calculated and compared various financial multiples and ratios of CWI 1, the combined company and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company's ratio of its enterprise value to its estimated 2020 EBITDA based on consensus equity research estimates from FactSet and SNL Financial. All of these calculations for the comparable companies were performed, and, in the case of CWI 1 and the combined company were based on the CWI 1 standalone projections and the pro forma projections, and in the case of the selected comparable companies were based on publicly available financial data and closing prices, as of October 18, 2019, the last trading date prior to the date of Barclays' opinion. The results of this selected comparable company analysis are summarized below:

  Internally Managed Full-Service Comparable Companies

Enterprise Value / 2020E EBITDA
Pebblebrook Hotel Trust	13.5x
DiamondRock Hospitality Company	12.0x
Xenia Hotels & Resorts, Inc.	11.7x
Sunstone Hotel Investors, Inc.	11.0x
Park Hotels & Resorts Inc.	10.8x
Host Hotels & Resorts, Inc.	10.3x

  Internally Managed Select-Service Comparable Companies

Enterprise Value / 2020E EBITDA
Chatham Lodging Trust	12.3x
Summit Hotel Properties, Inc.	12.2x
Apple Hospitality REIT, Inc.	11.4x
RLJ Lodging Trust	10.9x

  Externally Managed Full-Service Companies

Enterprise Value / 2020E EBITDA
Ashford Hospitality Trust, Inc.	11.2x
Braemar Hotels & Resorts Inc.	10.4x
Service Properties Trust	10.1x

        Barclays selected the comparable companies listed above because their businesses and operating profiles are, or would be, reasonably similar to that of CWI 1 and the combined company, but none of the selected companies is, or is expected to be, identical to CWI 1 or the combined company. However, because of the inherent differences between the business, operations and prospects of CWI 1, the combined company and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial, and operating characteristics and prospects of CWI 1, the combined company, and the selected comparable companies that could affect the values of each in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related primarily to the differing sizes, growth prospects, asset quality, profitability levels, leverage, and degree of operational risk between CWI 1, the combined company, and the companies included in the selected company analysis. Based upon Barclays' analyses and these judgments, Barclays selected a range of 11.0x to 13.5x applied to 2020 estimated adjusted EBITDA for CWI 1 and 11.5x to 13.5x applied to 2020 estimated adjusted EBITDA for the combined company. Barclays applied the range for CWI 1 to the CWI 1 standalone projections to calculate a range of implied price per share of CWI 1 and applied the range for the combined company to the pro forma projections to calculate a range of implied price per share of the combined company and then multiplied the range of implied price per share of the combined company by the exchange ratio of 0.9106. The following summarizes the result of these calculations (amounts in dollars rounded to the nearest $0.05):

Implied Price Per Share (On a CWI 1 Share Equivalent Basis)
CWI 1	$3.30 - $5.85
Combined Company	$4.75 - $7.05

        Barclays noted that on the basis of the selected comparable company analysis, the range of $4.75-$7.05 for the implied price per share of the combined company on a CWI 1 share equivalent basis, after giving effect to the reviewed transaction, exceeded, or was within, the range of $3.30-$5.85 for the implied price per share of CWI 1 on a standalone basis calculated pursuant to the foregoing analysis.

Discounted Cash Flow Analysis

        In order to estimate the present value of CWI 1 common stock, Barclays performed a discounted cash flow analysis of CWI 1 on a standalone basis, which assumed CWI 1 would remain externally managed, and the combined company on a pro forma basis, after giving effect to the reviewed transaction. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset by calculating the "present value" of estimated future cash flows of the asset. "Present value" refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns, and other appropriate factors.

        To calculate the estimated enterprise value of CWI 1 using the discounted cash flow method, Barclays assessed (i) CWI 1's projected after-tax unlevered free cash flows for calendar years 2020 through 2023 based on the CWI 1 standalone projections and (ii) the "terminal value" of CWI 1 as of December 31, 2023, discounted for their present values using a range of selected discount rates and added such discounted amounts together. The after-tax unlevered free cash flows were calculated by taking the adjusted EBITDA, subtracting capital expenditures and income taxes, and adjusting for certain other projected cash inflows and outflows. The residual value of CWI 1 at the end of the forecast period, or "terminal value," was estimated by selecting a range of perpetuity growth rates of 2.5% to 3.5%, which was derived by Barclays utilizing its professional judgment and experience, taking into account CWI 1's financial forecasts and market expectations, and applying such range to CWI 1's projections for the calendar year ending December 31, 2024. The range of discount rates of 7.75% to 8.75% was selected based on an analysis of the weighted average cost of capital of CWI 1. Barclays then calculated a range of implied equity values per share of CWI 1 by subtracting estimated net debt and the estimated amount due to WPC and Watermark in the event of certain liquidity events of CWI 1, as of December 31, 2019, from CWI 1's estimated enterprise value, which was calculated using the discounted cash flow method, and dividing such amount by the estimated number of shares of CWI 1 as of December 31, 2019, per CWI 1 management. The range of implied equity values per share of CWI 1 common stock (in dollars rounded to the nearest $0.05) resulting from Barclays' discounted cash flow analysis was $5.75-$11.20.

        To calculate the estimated enterprise value of the combined company using the discounted cash flow method, Barclays assessed (i) the combined company's projected after-tax unlevered free cash flows for calendar years 2020 through 2023 based on the pro forma projections and (ii) the "terminal value" of the combined company as of December 31, 2023, discounted for their present values using a range of selected discount rates and added such discounted amounts together. The after-tax unlevered free cash flows were calculated by taking the adjusted EBITDA, subtracting capital expenditures and income taxes, adding projected asset sale proceeds, and adjusting for certain other projected cash inflows and outflows. The residual value of the combined company at the end of the forecast period, or "terminal value," was estimated by selecting a range of perpetuity growth rates of 2.5% to 3.5%, which was derived by Barclays utilizing its professional judgment and experience, taking into account the combined company's financial forecasts and market expectations and applying such range to the combined company's projections for the calendar year ending December 31, 2024. The range of discount rates of 7.75% to 8.75% was selected based on an analysis of the weighted average cost of capital of the combined company. Barclays then calculated a range of implied equity values per share of the combined company by subtracting estimated net debt, preferred stock issued in connection with the internalization, and transaction costs associated with the reviewed transaction, as of December 31, 2019, from the combined company's estimated enterprise value, which was calculated using the discounted cash flow method, and dividing such amount by the estimated number of shares of the combined company as of December 31, 2019, which was adjusted for the issuance of 5.3 million shares (or common share equivalents) in connection with the internalization, per the pro forma projections. The range of implied equity values per share of the combined company common stock (in dollars rounded to the nearest $0.05) resulting from Barclays' discounted cash flow analysis was $8.05-$15.05. To calculate the range of implied equity values per share of the combined company common stock on a CWI 1 share equivalent basis, after giving effect to the reviewed transaction, Barclays multiplied the range of implied equity values per share of the combined company by the exchange ratio of 0.9106. The range of implied equity value per share of CWI 1 common stock (in dollars rounded to the nearest $0.05) resulting from Barclays' discounted cash flow analysis was $7.35-$13.70.

        Barclays noted that on the basis of the discounted cash flow analysis, the range of $7.35-$13.70 for the implied equity value per share of the combined company on a CWI 1 share equivalent basis, after giving effect to the reviewed transaction, exceeded, or was within, the range of $5.75-$11.20 for the implied equity value per share of CWI 1 on a standalone basis calculated pursuant to the foregoing analysis.

General

        Barclays is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate, and other purposes. The CWI 1 special committee selected Barclays because of its qualifications, reputation, and experience in the valuation of businesses and securities in connection with mergers and acquisitions generally, as well as substantial experience in transactions comparable to the reviewed transaction.

        Barclays is acting as financial advisor to the CWI 1 special committee in connection with the reviewed transaction. As compensation for its services in connection with the reviewed transaction, CWI 1 has paid Barclays an opinion fee of $500,000 and has agreed to pay Barclays an additional transaction fee, currently estimated at approximately $8,000,000, which will be payable by CWI 1 upon the consummation of the reviewed transaction. In addition, CWI 1 has agreed to reimburse Barclays for its reasonable out-of-pocket expenses incurred in connection with the reviewed transaction and to indemnify Barclays for certain liabilities that may arise out of its engagement by the CWI 1 special committee and the rendering of Barclays' opinion. Barclays has performed various investment banking and financial services for WPC in the past, and Barclays may perform such services in the future, and has received, and expects to receive, customary fees for such services. Specifically, in the past two years, Barclays has performed the following investment banking and financial services for WPC: (i) acted as financial advisor to WPC on its acquisition of Corporate Property Associates 17—Global Incorporated in October 2018; (ii) acted as joint bookrunner on WPC's notes offerings in February 2018 and September 2019; (iii) acted as lender in WPC's existing credit facilities; and (iv) acted as dealer under WPC's at-the-market equity program. In the past two years, Barclays has not performed investment banking services for CWI 1, CWI 2, or Watermark and has not received any fees from CWI 1, CWI 2 or Watermark, although Barclays has met and may meet with Watermark from time to time to discuss strategic and financing alternatives.

        Barclays, its subsidiaries and its affiliates engage in a wide range of businesses, including investment and commercial banking, lending, asset management, and other financial and non-financial services. In the ordinary course of its business, Barclays and its affiliates may actively trade and effect transactions in the equity, debt, and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of CWI 1 and CWI 2 and their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

OPINION OF FINANCIAL ADVISORS TO THE CWI 2 SPECIAL COMMITTEE

Opinion of Financial Advisor to the CWI 2 Special Committee as to the Merger

        The CWI 2 special committee retained Morgan Stanley to act as its financial advisor in connection with CWI 2's exploration of strategic alternatives, including a potential merger with CWI 1. The CWI 2 special committee selected Morgan Stanley to act as its financial advisor based on Morgan Stanley's qualifications, expertise, and reputation, its industry knowledge, and its knowledge of the business and affairs of CWI 1 and CWI 2. As part of this engagement, the CWI 2 special committee requested that Morgan Stanley evaluate the fairness to CWI 2 from a financial point of view of the exchange ratio provided for in the merger agreement.

        On October 22, 2019, at a meeting of the CWI 2 special committee, Morgan Stanley rendered its oral opinion (confirmed by delivery of a written opinion dated October 21, 2019) to the CWI 2 special committee to the effect that as of the date of the written opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley as set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to CWI 2.

        The full text of the written opinion of Morgan Stanley, dated October 21, 2019, is attached as Annex F to this Joint Proxy Statement/Prospectus and is incorporated herein by reference, and it sets forth, among other things, the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. The summary of Morgan Stanley's opinion in this section is qualified in its entirety by reference to the full text of the opinion. You should read the entire opinion carefully and in its entirety.

        Morgan Stanley's opinion was directed to the CWI 2 special committee (in its capacity as such) and only addressed the fairness to CWI 2 from a financial point of view, as of the date of the written opinion, of the exchange ratio pursuant to the merger agreement; it did not address any other term, aspect, or implication of the merger agreement, the internalization agreement, or the transactions respectively contemplated thereby, or any other agreement, instrument, arrangement, or understanding entered into in connection therewith. Morgan Stanley expressed no view or opinion with respect to the internalization agreement or the transactions contemplated thereby. Morgan Stanley's opinion, the summary thereof, and the related analyses set forth herein were not intended to, and do not, constitute any opinion, advice, or recommendation as to, or otherwise address, how the CWI 2 special committee, the CWI 2 board, or any security holder of CWI 2 or of CWI 1 should act or vote at the special meetings with respect to any matter relating to the proposed transaction.

        In connection with rendering its opinion, Morgan Stanley, among other things:

  •
  reviewed certain publicly available financial statements and other business and financial information of CWI 1 and CWI 2, respectively;

  •
  reviewed certain internal financial statements and other financial and operating data concerning CWI 1 and CWI 2, respectively;

  •
  reviewed certain financial projections for each of CWI 1 and CWI 2 on a standalone basis prepared by the managements of CWI 1 and CWI 2, including certain adjustments for the consummation of the internalization reflecting a methodology approved by the managements of CWI 1 and CWI 2 (the "internalization adjustments"), and certain financial projections for CWI 2 on a pro forma basis giving effect to the merger and the internalization prepared by the managements of CWI 1 and CWI 2;

  •
  reviewed information relating to certain strategic, financial, and operational benefits anticipated from the merger and the internalization prepared by the managements of CWI 1 and CWI 2;

  •
  discussed the past and current operations and financial condition and the prospects of CWI 1 and CWI 2, including information relating to certain strategic, financial, and operational benefits anticipated from the merger and the internalization with senior executives of CWI 1 and CWI 2;

  •
  reviewed the estimated NAVs as of December 31, 2018, of CWI 1 and CWI 2, respectively, calculated by the Advisor based on (i) appraisals of the fair market values as of December 31, 2018, of the real estate portfolios of CWI 1 and CWI 2, respectively, provided by CBRE Hotels and (ii) estimates of fair market values as of December 31, 2018, of the mortgage debt of CWI 1 and CWI 2, respectively, provided by Robert A. Stanger & Co. (collectively, the "NAV Reports"), as adjusted to reflect the internalization adjustments;

  •
  compared the financial performance of CWI 1 and CWI 2 with that of certain publicly traded companies comparable with CWI 1 and CWI 2, respectively;

  •
  participated in certain discussions and negotiations among representatives of CWI 1 and CWI 2 and their respective financial and legal advisors;

  •
  reviewed the merger agreement and certain related documents, including the internalization agreement; and

  •
  performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

        In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by CWI 1 and CWI 2, and such information formed a substantial basis for its opinion. With respect to the financial projections, the internalization adjustments and information relating to certain strategic, financial, and operational benefits anticipated from the merger and the internalization, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of CWI 1 and CWI 2 of the future financial performance of CWI 1 and CWI 2, as applicable. In addition, Morgan Stanley assumed that (i) the merger would be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment, or delay of any terms or conditions, including among other things that the merger will be treated as a tax-free reorganization, pursuant to Code, (ii) the internalization would be consummated immediately after the merger in accordance with the terms set forth in the internalization agreement without any waiver, amendment, or delay of any terms or conditions, and (iii) the definitive merger agreement and the definitive internalization agreement would not differ in any material respect from the drafts thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory, or other approvals and consents required for the proposed internalization and merger, no delays, limitations, conditions, or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed internalization transaction and merger. Morgan Stanley relied upon, without independent verification, the assessment by the managements of CWI 1 and CWI 2 of: (i) the strategic, financial, and other benefits expected to result from the merger and the internalization, and (ii) the timing and risks associated with the merger and the internalization and the integration of CWI 1 and CWI 2. Morgan Stanley is a not legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Advisor, CWI 1, and CWI 2 and their legal, tax, or regulatory advisors with respect to legal, tax, or regulatory matters. Morgan Stanley was also advised by each of CWI 1 and CWI 2 that it has operated in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes since its election as a REIT and Morgan Stanley assumed that the internalization and the merger would not adversely affect such status or operations. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of CWI 1's officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of CWI 1 common stock (other than shares held by CWI 2 or by a wholly owned subsidiary of CWI 1 or CWI 2) in the merger. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of CWI 1 or CWI 2, nor was it furnished with any such valuations or appraisals, other than the NAV Reports, upon which Morgan Stanley relied without independent verification. Morgan Stanley's opinion was necessarily based on financial, economic, market, and other conditions as in effect on, and the information made available to Morgan Stanley as of, October 21, 2019. Events occurring after such date may affect Morgan Stanley's opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise, or reaffirm its opinion.

        Morgan Stanley's opinion was limited to the fairness to CWI 2 from a financial point of view of the exchange ratio. Morgan Stanley did not express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the transactions contemplated thereby or any term or aspect of the internalization agreement or the transactions contemplated thereby, or any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection therewith. Morgan Stanley expressed no view or opinion with respect to the internalization agreement or the transactions contemplated thereby. Morgan Stanley's opinion did not address the relative merits of the internalization and the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or were available.

Summary of Financial Analyses of Morgan Stanley

        The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion rendered to the CWI 2 special committee on October 22, 2019, and the preparation of its opinion letter to the CWI 2 special committee, dated October 21, 2019. The following summary is not a complete description of Morgan Stanley's opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley's opinion. Furthermore, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using the data referred to below.

        In performing the financial analyses summarized below and arriving at its opinion, Morgan Stanley used and relied upon certain financial projections for each of CWI 1 and CWI 2 on a standalone basis prepared by the managements of CWI 1 and CWI 2, including the internalization adjustments, and certain financial projections for CWI 2 on a pro forma basis giving effect to the merger and the internalization prepared by the managements of CWI 1 and of CWI 2 and that are referred to in this Joint Proxy Statement/Prospectus as the "prospective financial information," as described in greater detail in the section entitled "Prospective Financial Information" beginning on page 149 and certain financial projections based on Wall Street research.

Net Asset Value Analysis

        Morgan Stanley reviewed the estimated NAV as of December 31, 2018, of CWI 1 and CWI 2, respectively, calculated by the Advisor based on the NAV Reports, as adjusted to reflect the internalization adjustments. Based on the number of outstanding shares of CWI 1 and CWI 2, as provided by CWI 1 and CWI 2 managements and adjusted to reflect the implied number of shares to be issued by each of CWI 1 and CWI 2 in the internalization based on the internalization adjustments, this analysis indicated an adjusted NAV of $11.04 per share of CWI 2 common stock and $10.07 per share of CWI 1 common stock, and an implied exchange ratio of 0.912x, as compared to the exchange ratio of 0.9106x provided for in the merger agreement.

Comparable Public Companies Analysis

        Morgan Stanley performed a comparable public companies analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared, using publicly available information, current and historical financial information, and certain financial projections for each of CWI 1 and CWI 2 with corresponding data for certain selected companies that, based on Morgan Stanley's professional judgment and experience, share with CWI 1 and CWI 2 similar business characteristics and have certain comparable operating characteristics. Projected financial information for each of CWI 1 and CWI 2 was based on financial projections for each of CWI 1 and CWI 2 on a standalone basis prepared by the managements of CWI 1 and CWI 2, as adjusted to reflect the internalization adjustments, and projected financial information for the selected companies was based on Wall Street consensus estimates. None of the selected companies are identical to CWI 1 and CWI 2. However, the selected companies were chosen because they are REITs with operations that, for purposes of the analysis of Morgan Stanley, may be considered similar to those of CWI 1 and CWI 2, including primarily the ownership of hotel and resort assets. Morgan Stanley noted, however, that, unlike the selected companies, CWI 1 and CWI 2 are not publicly traded.

        For purposes of this analysis, Morgan Stanley analyzed certain statistics for each of the selected companies for comparison purposes, including the multiples of share price to estimated earnings before interest, taxes, depreciation, and amortization ("EBITDA") for the calendar years 2019 and 2020, and the premium or discount to estimated gross asset value ("GAV") implied by the selected companies' aggregate values (defined as the sum of the equity market value, non-controlling interests, preferred securities at liquidation preference, debt less cash). The multiples and ratios for each of the selected companies were calculated using their respective closing share prices on October 17, 2019, and were based on the most recent publicly available information and Wall Street consensus estimates.

        The following presents the results of this analysis:

	2019E EBITDA Multiple	2020E EBITDA Multiple	Premium / (Discount) to GAV
DiamondRock Hospitality Co.	11.6x	11.8x	(16.5)%
Hersha Hospitality Trust	12.5x	12.1x	N/A
Host Hotels & Resorts, Inc.	9.8x	10.3x	(21.8)%
Park Hotels & Resorts, Inc.	10.2x	10.1x	(16.0)%
Pebblebrook Hotel Trust	12.8x	13.3x	(6.1)%
Sunstone Hotel Investors, Inc.	11.0x	11.2x	(12.9)%
Xenia Hotels & Resorts, Inc.	11.3x	11.3x	N/A
Mean	11.3x	11.4x	(14.7)%
Median	11.3x	11.3x	(16.0)%

        Based on the foregoing, as well as Morgan Stanley's professional judgment and experience, Morgan Stanley selected representative ranges of price to EBITDA multiples for calendar years 2019 and 2020, as well as a representative range of discount to GAV, for each of CWI 1 and CWI 2, and applied these ranges to estimated EBITDA of each of CWI 1 and CWI 2 for calendar years 2019 and 2020 as reflected in the financial projections, and to GAV of each of CWI 1 and CWI 2 as of June 30, 2019, as adjusted to reflect the internalization adjustments. With respect to CWI 1, Morgan Stanley also applied the range of price to EBITDA multiples for calendar year 2020 to an estimate of EBITDA of CWI 1 for calendar year 2020 reflecting a stabilized 2020 estimate of EBITDA for CWI 1 (the "Stabilized 2020 CWI 1 EBITDA"). The Stabilized 2020 CWI 1 EBITDA reflects estimated EBITDA for calendar year 2021 as reflected in the financial projections for CWI 1 on a standalone basis prepared by the management of CWI 1, as adjusted to reflect the internalization adjustments, discounted by the 2021-2023 Hotel EBITDA compound annual growth rate of 4.3% as reflected in the CWI 1 management forecasts.

        Based on the number of outstanding shares of CWI 1 and CWI 2 on a fully diluted basis as provided by CWI 1's and CWI 2's managements (adjusted to reflect the implied number of shares to be issued by each of CWI 1 and CWI 2 in the internalization based on the internalization adjustments), this analysis indicated the implied equity value per share for each of CWI 1 and CWI 2 (rounded to the nearest dollar) in the table below:

	Reference Range		Implied Equity Value Per Share
Multiple/Ratio	CWI 1	CWI 2	CWI 1	CWI 2
Premium/(Discount) to GAV	(21.0)% - (11.0)%	(17.9)% - (7.9)%	$5.56 - $7.64	$6.76 - $8.96
2019E EBITDA Multiple	10.3x - 12.3x	11.1x - 13.1x	$2.53 - $4.60	$3.15 - $5.41
2020E EBITDA Multiple	10.3x - 12.3x	11.0x - 13.0x	$3.18 - $5.37(1)	$4.71 - $7.28

(1)
Using the Stabilized 2020 CWI 1 EBITDA, the analysis indicated a range of $3.97-$6.31.

        Morgan Stanley then compared the ranges of the implied equity values for each of CWI 1 and CWI 2. For each comparison, Morgan Stanley first compared the lowest implied equity value per share for CWI 2 to the highest implied equity value per share for CWI 1 to derive the highest exchange ratio implied by each pair of estimates. Second, Morgan Stanley compared the highest implied equity value per share for CWI 2 to the lowest implied equity value per share for CWI 1 to derive the lowest exchange ratio implied by each pair of estimates. The implied exchange ratio ranges resulting from this analysis, as compared to the exchange ratio of 0.9106x provided for in the merger agreement, were:

Multiple/Ratio	Implied Exchange Ratio Range
Premium/(Discount) to GAV	0.621x - 1.130x
2019E EBITDA Multiple	0.468x - 1.461x
2020E EBITDA Multiple	0.437x - 1.141x

(1)
Using the Stabilized 2020 CWI 1 EBITDA, the analysis indicated a range of 0.544x-1.339x.

        No company utilized in the comparable public companies analysis is identical to CWI 1 and CWI 2 and hence the foregoing summary and underlying financial analyses involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which CWI 1 and CWI 2 were compared. In evaluating comparable public companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions, and other matters, many of which are beyond the control of CWI 1 and CWI 2, such as the impact of competition on the business of CWI 1 and CWI 2 and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of CWI 1 and CWI 2 or the industry or in the financial markets in general.

Discounted Cash Flow Analysis

CWI 2 Standalone Analysis

        Morgan Stanley performed a discounted cash flow analysis to calculate a range of implied present values of the future forecasted unlevered free cash flow and an estimated "terminal value" for the CWI 2 common stock. The range was determined by adding:

  •
  the present value (as of December 31, 2019) of estimated future unlevered free cash flow for CWI 2 over the period from January 1, 2020 to December 31, 2023 based on projected estimated unlevered free cash flow for CWI 2 for those periods, as reflected in the financial projections for CWI 2 on a standalone basis prepared by the management of CWI 2, as adjusted to reflect the internalization adjustments; and

  •
  the present value (as of December 31, 2019) of an estimated "terminal value" of the CWI 2 at the end of the year 2023.

        In performing its analysis, Morgan Stanley used a discount rate of 5.75% to 7.75%, derived from a cost of equity calculation utilizing the capital asset pricing model. Morgan Stanley calculated an implied terminal aggregate value ("AV") of CWI 2 as of December 31, 2023, by applying a range of implied AV to EBITDA exit multiples of 11.0x to 13.0x to estimated EBITDA of CWI 2 for calendar year 2024 (reflecting estimated EBITDA of CWI 2 for calendar year 2023 as reflected in the financial projections for CWI 2 on a standalone basis prepared by the management of CWI 2, as adjusted to reflect the internalization adjustments, increased by 2.5%, per CWI 2 management guidance). The range of implied AV to EBITDA exit multiples was selected by Morgan Stanley based on its professional judgment and experience by reference to the median of the four highest implied AV to EBITDA multiples for the selected companies described above under the section titled "—Comparable Public Companies Analysis."

        Based on the number of outstanding shares of CWI 2 on a fully diluted basis as provided by CWI 2 management (adjusted to reflect the implied number of shares to be issued by CWI 2 in the internalization based on the internalization adjustments), this analysis resulted in an implied per share equity value range for CWI 2 of $6.13 to $9.65.

CWI 1 Standalone Analysis

        Morgan Stanley also performed a discounted cash flow analysis to calculate a range of implied present values of the future forecasted unlevered free cash flow and an estimated "terminal value" for the CWI 1 common stock. The range was determined by adding:

  •
  the present value (as of December 31, 2019) of estimated future unlevered free cash flow for CWI 1 over the period from January 1, 2020 to December 31, 2023 based on projected estimated unlevered free cash flow for CWI 1 for those periods, as reflected in the financial projections for CWI 1 on a standalone basis prepared by the management of CWI 1, as adjusted to reflect the internalization adjustments; and

  •
  the present value (as of December 31, 2019) of an estimated "terminal value" of the CWI 1 at the end of the year 2023.

        In performing its analysis, Morgan Stanley used a discount rate of 5.75% to 7.75%, derived from a cost of equity calculation utilizing the capital asset pricing model. Morgan Stanley calculated an implied terminal AV of CWI 1 as of December 31, 2023, by applying a range of implied AV to EBITDA exit multiples of 10.3x to 12.3x to estimated EBITDA of CWI 1 for calendar year 2024 (reflecting estimated EBITDA of CWI 1 for calendar year 2023 as reflected in the financial projections for CWI 1 on a standalone basis prepared by the management of CWI 1, as adjusted to reflect the internalization adjustments, increased by 2.5%, per CWI 1 management guidance). The range of implied AV to

EBITDA exit multiples was selected by Morgan Stanley based on its professional judgment and experience by reference to the median of the implied AV to EBITDA multiples for the selected companies described above under the section titled "—Comparable Public Companies Analysis."

        Based on the number of outstanding shares of CWI 1 on a fully diluted basis as provided by CWI 1 management (adjusted to reflect the implied number of shares to be issued by CWI 2 in the internalization based on the internalization adjustments), this analysis resulted in an implied per share equity value range for CWI 1 of $5.18 to $8.32.

Exchange Ratio Implied by Standalone Discounted Cash Flow Analysis

        Morgan Stanley then calculated the exchange ratio range implied by the discounted cash flow analyses. First, Morgan Stanley compared the lowest implied equity value per share for CWI 2 to the highest implied equity value per share for CWI 1 to derive the highest exchange ratio implied by each pair of estimates. Second, Morgan Stanley compared the highest implied equity value per share for CWI 2 to the lowest implied equity value per share for CWI 1 to derive the lowest exchange ratio implied by each pair of estimates. The implied exchange ratio range resulting from this analysis, as compared to the exchange ratio of 0.9106x provided for in the merger agreement, was 0.537x to 1.358x.

Other Information

        Morgan Stanley observed certain additional factors that were not considered part of Morgan Stanley's financial analyses with respect to its opinion but were referenced for informational purposes, including the following:

Illustrative Leveraged Buyout Analysis

  •
  CWI 2 on a Standalone Basis.  For reference only, Morgan Stanley performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor might effect a leveraged buyout of CWI 2 on a standalone basis. Morgan Stanley selected the leverage multiple, financing terms, target internal rates of return, and fees and expenses applied in its analysis based its professional judgment and experience. Based on the number of outstanding shares of CWI 2 on a fully diluted basis as provided by CWI 2 management (adjusted to reflect the implied number of shares to be issued by CWI 2 in the internalization based on the internalization adjustments), analysis resulted in an implied per share equity value range for CWI 2 on a standalone basis of $5.37 to $8.77.

  •
  CWI 1 on a Standalone Basis.  For reference only, Morgan Stanley performed a hypothetical leveraged buyout analysis to determine the prices at which a financial sponsor might effect a leveraged buyout of CWI 1 on a standalone basis. Morgan Stanley selected the leverage multiple, financing terms, target internal rates of return, and fees and expenses applied in its analysis based its professional judgment and experience. Based on the number of outstanding shares of CWI 1 on a fully diluted basis as provided by CWI 1 management (adjusted to reflect the implied number of shares to be issued by CWI 2 in the internalization based on the internalization adjustments), analysis resulted in an implied per share equity value range for CWI 1 on a standalone basis of $4.38 to $7.53.

  •
  For reference only, Morgan Stanley then calculated the exchange ratio range implied by the illustrative leverage buyout analyses. First, Morgan Stanley compared the lowest implied equity value per share for CWI 2 to the highest implied equity value per share for CWI 1 to derive the highest exchange ratio implied by each pair of estimates. Second, Morgan Stanley compared the highest implied equity value per share for CWI 2 to the lowest implied equity value per share for CWI 1 to derive the lowest exchange ratio implied by each pair of estimates. The implied exchange ratio range resulting from this analysis, as compared to the exchange ratio of 0.9106x provided for in the merger agreement, was 0.500x to 1.402x.

Illustrative Ability to Pay Analysis

  •
  CWI 2 on a Standalone Basis.  For reference only, Morgan Stanley performed a hypothetical ability to pay analysis to determine the prices at which each of the selected companies reviewed by Morgan Stanley in the Comparable Public Companies Analysis above might acquire CWI 2 on a standalone basis by applying the AV to EBITDA multiple observed by Morgan Stanley for each such selected company in the Comparable Public Companies Analysis above to (i) the estimated EBITDA of CWI 2 on a standalone basis for calendar year 2020 as reflected in the financial projections for CWI 2 on a standalone basis prepared by the management of CWI 2, as adjusted to reflect the internalization adjustments, and (ii) synergies assumed to result from such hypothetical acquisition. Based on the number of outstanding shares of CWI 2 on a fully diluted basis as provided by CWI 2 management (adjusted to reflect the implied number of shares to be issued by CWI 2 in the internalization based on the internalization adjustments), analysis resulted in an implied per share equity value range for CWI 2 on a standalone basis of $4.74 to $7.66. Using AV to RevPAR adjusted EBITDA multiples, the analysis indicated per share equity value range for CWI 2 on a standalone basis of $5.85 to $8.86.

  •
  CWI 1 on a Standalone Basis.  For reference only, Morgan Stanley performed a hypothetical ability to pay analysis to determine the prices at which each of the selected companies reviewed by Morgan Stanley in the Comparable Public Companies Analysis above might acquire CWI 1 on a standalone basis by applying the AV to EBITDA multiple calculated by Morgan Stanley for each such selected company in the Comparable Public Companies Analysis above to (i) the estimated EBITDA of CWI 1 on a standalone basis for calendar year 2020 as reflected in the financial projections for CWI 1 on a standalone basis prepared by the management of CWI 1, as adjusted to reflect the internalization adjustments, and (ii) the synergies assumed to result from such hypothetical acquisition. Based on the number of outstanding shares of CWI 1 on a fully diluted basis as provided by CWI 1 management (adjusted to reflect the implied number of shares to be issued by CWI 1 in the internalization based on the internalization adjustments), analysis resulted in an implied per share equity value range for CWI 1 on a standalone basis of $3.72 to $6.18. Using AV to RevPAR adjusted EBITDA multiples, the analysis indicated per share equity value range for CWI 1 on a standalone basis of $3.19 to $5.84.

  •
  For reference only, Morgan Stanley then calculated the exchange ratio range implied by the illustrative ability to pay analyses. First, Morgan Stanley compared the lowest implied equity value per share for CWI 2 to the highest implied equity value per share for CWI 1 to derive the highest exchange ratio implied by each pair of estimates. Second, Morgan Stanley compared the highest implied equity value per share for CWI 2 to the lowest implied equity value per share for CWI 1 to derive the lowest exchange ratio implied by each pair of estimates. The implied exchange ratio range resulting from this analysis, as compared to the exchange ratio of 0.9106x provided for in the merger agreement, was 0.486x to 1.305x (based on AV to EBITDA multiples) and 0.360x to 0.999x (based on AV to RevPAR adjusted EBITDA multiples).

General

        Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of CWI 1 or CWI 2 on a standalone basis or CWI 2 on pro forma basis.

        In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions, and other matters, many of which are beyond CWI 1 and CWI 2's control. These include, among other things, the impact of competition on the businesses of CWI 1 and CWI 2 and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of CWI 1, CWI 2, or the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness to CWI 2 from a financial point of view of the exchange ratio pursuant to the merger agreement and in connection with the delivery of its opinion as of October 21, 2019, to the CWI 2 special committee. These analyses do not purport to be appraisals or to reflect the prices at which shares of CWI 1 or CWI 2 common stock might actually trade.

        The exchange ratio provided for in the merger was determined through negotiations on an arm's-length basis between the CWI 1 special committee and the CWI 2 special committee and was unanimously approved by each of the independent directors of the CWI 1 board and the independent directors of the CWI 2 board upon the unanimous recommendation and approval of the CWI 1 special committee and the CWI 2 special committee. Morgan Stanley provided advice to the CWI 2 special committee during these negotiations but did not, however, recommend any specific consideration to the CWI 2 special committee, nor did Morgan Stanley opine that any specific consideration to be received by CWI 2 constituted the only appropriate form or amount of consideration for the merger.

        Morgan Stanley's opinion and its presentation to the CWI 2 special committee was one of many factors taken into consideration by the CWI 2 special committee in deciding to recommend to the CWI 2 board to approve and adopt the merger and the internalization and the transactions contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the recommendation of the CWI 2 special committee, with respect to the consideration to be issued or paid pursuant to the merger agreement or the internalization agreement or whether the CWI 2 special committee would have been willing to agree to a different form or amount of consideration.

        Morgan Stanley's opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley's customary practice.

        Morgan Stanley's opinion was not intended to, and does not, express any opinion or recommendation as to how any stockholder of CWI 1 or CWI 2 should act or vote in connection with any of the transactions contemplated by the merger agreement and internalization agreement. Morgan Stanley's opinion did not address any other aspect of the merger or any aspect of the internalization.

        Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing, and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of CWI 1, CWI 2, WPC, Watermark, or any other company, or any currency or commodity, that may be involved in the merger, or any related derivative instrument.

        Under the terms of its engagement letter, CWI 2 has agreed to pay Morgan Stanley a fixed fee of $5,000,000 for its services, $1,000,000 of which was payable upon entry by CWI 1 and CWI 2 into the merger agreement and the remainder of which is contingent and payable upon the closing of the merger, and an incentive fee of up to $3,000,000 payable in the CWI 2 special committee's sole discretion upon the consummation of the merger. CWI 2 has also agreed to reimburse Morgan Stanley for its reasonable expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, CWI 2 has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents, employees, and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws, relating to, arising out of, or in connection with Morgan Stanley's engagement.

        In the two years prior to the date of its opinion, Morgan Stanley and its affiliates have not provided financial advisory or financing services to CWI 1, CWI 2, WPC and Watermark, and have not received fees in connection with the provision of such services. Morgan Stanley and its affiliates may seek to provide financial advisory and financing services to CWI 1, CWI 2, WPC, and Watermark and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Opinion of Financial Advisor to the CWI 2 Special Committee as to the Internalization

        On August 29, 2019, the CWI 2 special committee engaged Duff & Phelps, LLC ("Duff & Phelps"), to serve as an independent financial advisor to the CWI 2 special committee (solely in their capacity as members of the CWI 2 special committee and of the CWI 2 board) to provide an opinion as to the fairness from a financial point of view of the consideration to be paid in the internalization. The CWI 2 special committee selected Duff & Phelps to serve as an independent financial advisor based on Duff & Phelps's qualifications, expertise, and reputation, its industry knowledge, and its experience with respect to rendering fairness opinions.

        On October 22, 2019, Duff & Phelps rendered its oral opinion (confirmed by delivery of a written opinion dated October 22, 2019) to the CWI 2 special committee, as of the date of the opinion, on the fairness from a financial point of view to CWI 2 and to the holders of shares of CWI 2 common stock immediately prior to the merger (without giving effect to any impact of the payment of such consideration on any particular stockholder other than in its capacity as a stockholder) of the consideration to be paid in the internalization (without giving effect to any impact of the payment of such consideration on any particular stockholder other than in its capacity as a stockholder), based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken.

        The full text of the Duff & Phelps written opinion, dated October 22, 2019, is attached as Annex G to this Joint Proxy Statement/Prospectus and is incorporated herein by reference, and it sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations in rendering such opinion. The summary of the Duff & Phelps opinion in this section is qualified in its entirety by reference to the full text of the opinion. You should read the full text of the Duff & Phelps opinion carefully and in its entirety.

        Duff & Phelps provided the Duff & Phelps opinion solely for the use and benefit of the CWI 2 special committee (solely in their capacity as members of the CWI 2 special committee and of the CWI 2 board) in connection with its consideration of the internalization and was not intended to, and does not, confer any rights or remedies upon any other person, and was not intended to, and may not, be used by any other person or for any other purpose, without Duff & Phelps's express consent. The Duff & Phelps opinion only addressed the fairness, from a financial point of view, to CWI 2 and to the holders of shares of CWI 2 common stock immediately prior to the merger of the consideration to be paid in the internalization transaction and stated whether the consideration to be paid in the internalization is within or below a range suggested by certain financial analyses. It (i) did not address the merits of the underlying business decision to enter into the merger or the internalization versus any alternative strategy or transaction; (ii) did not address any transaction related to the internalization; (iii) was not a recommendation as to how the CWI 2 special committee or CWI 2 board or any CWI 2 stockholder should vote or act with respect to any matters relating to the merger or the internalization, or whether to proceed with the merger or the internalization or any related transaction, (iv) did not address the fairness of the merger or the consideration to be paid or received in the merger by CWI 2, CWI 2's stockholders, CWI 1, CWI 1's stockholders, or any other party, and (v) did not indicate that the consideration paid in the internalization is the best possibly attainable under any circumstances; and Duff & Phelps expressed no view or opinion with respect to the merger agreement or the transactions contemplated thereby. Duff & Phelps's written opinion, the summary thereof, and the related analyses set forth herein were not intended to, and do not, constitute any opinion, advice, or recommendation as to, or otherwise address, how the CWI 2 special committee, the CWI 2 board, or any security holder of CWI 2 or of CWI 1 should act or vote at the special meetings with respect to any matter relating to the proposed transaction. The decision as to whether to proceed with the internalization or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Duff & Phelps opinion is based.

        In connection with the Duff & Phelps opinion, Duff & Phelps made such reviews, analyses, and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market, and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps's procedures, investigations, and financial analysis with respect to the preparation of the Duff & Phelps opinion included, but were not limited to, the items summarized below:

  •
  reviewed the following documents:

  •
  CWI 1's annual report and audited financial statements on Form 10-K for the fiscal year ended December 31, 2018, and CWI 1's unaudited interim financial statements in Form 10-Q for the fiscal quarter ended June 30, 2019;

  •
  CWI 2's annual report and audited financial statements in Form 10-K for the fiscal year ended December 31, 2018, and CWI 2's unaudited interim financial statements in Form 10-Q for the fiscal quarter ended June 30, 2019;

  •
  financial projections for each of CWI 1 and CWI 2 on a standalone basis, assuming that CWI 1 and CWI 2 remain separate and externally managed, for the fiscal years ending December 31, 2019 through 2023 prepared by management of CWI 2 and the Advisor (referred to in this section, collectively, as "management");

  •
  financial projections for CWI 2 on pro forma basis, assuming the merger and the internalization, for the fiscal years ending December 31, 2020 through 2023 prepared by management;

  •
  CWI 1 advisory agreement;

  •
  CWI 2 advisory agreement;

  •
  Agreement of Limited Partnership dated as of September 15, 2010, as amended, by and among CWI 1 Operating Partnership, CWI 1, and Carey Watermark Holdings, LLC;

  •
  Agreement of Limited Partnership dated as of February 9, 2015, as amended, by and among CWI 2 Operating Partnership, CWI 2, and Carey Watermark Holdings 2, LLC;

    •
    Appraisal Report of the CWI 1 27-Hotel Real Estate Portfolio as of December 31, 2018, prepared by CBRE, Inc.;

    •
    Appraisal Report of the CWI 2 12-Hotel Real Estate Portfolio as of December 31, 2018, prepared by CBRE, Inc.;

    •
    CWI 1 Net Asset Value presentation as of December 31, 2018, and certain related schedules;

    •
    CWI 2 Net Asset Value presentation as of December 31, 2018, and certain related schedules;

    •
    Watermark Lodging Trust Internalization Plan presentation dated August 2019, containing certain background and summary information regarding the internalization;

    •
    Watermark Lodging Trust Business Plan presentation dated August 2019, containing certain background and summary information regarding the merger and management's plans with respect to the operation of CWI 2;

    •
    other internal documents relating to the history, current operations, and probable future outlook of CWI 1 and CWI 2, provided to Duff & Phelps by management;

    •
    draft merger agreement, dated as of October 16, 2019;

    •
    documents related to the internalization (referred to in this section, collectively, as the "transaction documents"), including:

    1.
    draft internalization agreement, dated as of October 17, 2019;

    2.
    commitment agreement;

    3.
    substantially final draft CEO employment agreement;

    4.
    draft transition services agreement, dated as of October 17, 2019, by and between WPC and CWI 2, and draft transition services agreement, dated as of October 17, 2019, by and between Watermark and CWI 2 (referred to in this section, collectively, as the "transition services agreements"); and

    5.
    draft Articles Supplementary, dated September 12, 2019, setting forth the terms, rights, preferences, and privileges of the Series A preferred stock;

  •
  discussed the information referred to above and the background of the Duff & Phelps opinion and other elements of the merger and the internalization with management;

  •
  determined a range of the present value of the cost savings that CWI 2 is expected to achieve after giving effect to the consummation of the internalization;

  •
  determined a value of the consideration to be paid by CWI 2 in the internalization;

  •
  compared (i) the range of the present value of the cost savings that CWI 2 is expected to achieve after giving effect to the consummation of the internalization to (ii) the value of the consideration to be paid in the internalization;

  •
  discussed with management its plans and intentions with respect to the management and operation of CWI 2;

  •
  performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques; and

  •
  conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

        In performing its analyses and rendering the Duff & Phelps opinion with respect to the internalization, Duff & Phelps, with CWI 2's and the CWI 2 special committee's consent:

  •
  relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions, and representations obtained from public sources or provided to it from private sources, including management, and did not independently verify such information;

  •
  relied upon the fact that the CWI 2 special committee and CWI 2 had been advised by counsel as to all legal matters with respect to the internalization, including whether all procedures required by law to be taken in connection with the internalization had been duly, validly, and timely taken;

  •
  assumed that any estimates, evaluations, forecasts, and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expressed no opinion with respect to such projections or the underlying assumptions;

  •
  assumed that the per share net asset values of CWI 1 and CWI 2 as of December 31, 2018, provided to Duff & Phelps by management reflect the respective current per share fair market values of CWI 1 and CWI 2;

  •
  assumed that information supplied and representations made by management are substantially accurate regarding CWI 1, CWI 2, the combined company, the merger and the internalization, including the relative percentage equity ownership of CWI 2 of the existing stockholders of CWI 1 and CWI 2 following the merger;

  •
  assumed that the representations and warranties made in the transaction documents are substantially accurate;

  •
  assumed that if CWI 1 and CWI 2 remain externally managed the CWI 1 advisory agreement and CWI 2 advisory agreement would be renewed at their maturity dates at the same existing terms that are stated in such agreements as in effect on the date of the Duff & Phelps opinion;

  •
  assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

  •
  assumed that there had been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of CWI 1 or CWI 2 since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

  •
  assumed that all of the conditions required to implement the internalization will be satisfied and that the internalization will be completed in accordance with the final transaction documents without any amendments thereto or any waivers of any terms or conditions thereof; and

  •
  assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the internalization will be obtained without any adverse effect on CWI 2 or the contemplated benefits expected to be derived in the internalization.

        To the extent that any of the foregoing assumptions or any of the facts on which the Duff & Phelps opinion was based prove to be untrue in any material respect, the Duff & Phelps opinion cannot and should not be relied upon. Furthermore, in its analysis and in connection with the preparation of the Duff & Phelps opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market, and economic conditions and other matters, many of which are beyond the control of any party involved in the internalization.

        The Duff & Phelps opinion was dated and delivered, orally and in writing, on October 22, 2019. The Duff & Phelps opinion was necessarily based upon market, economic, financial, and other conditions as they existed on the date of the Duff & Phelps opinion, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Duff & Phelps opinion which may come or be brought to the attention of Duff & Phelps after the date of the Duff & Phelps opinion.

        Duff & Phelps did not evaluate CWI 1's or CWI 2's solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the merger, the internalization, the assets, businesses, or operations of CWI 1 or CWI 2, or any alternatives to the merger or the internalization, (ii) negotiate the terms of the internalization, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from CWI 2's perspective, that could, under the circumstances, be negotiated among the parties to the transaction documents and the internalization, or (iii) advise the CWI 2 special committee or any other party with respect to alternatives to the merger or the internalization. Duff & Phelps did not express any opinion as to the terms of the transition services agreements.

        Duff & Phelps did not express any opinion as to the market price or value of any securities of CWI 1, CWI 2, or the combined company, or anything else, in each case after the announcement or the consummation of the internalization. The Duff & Phelps opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of CWI 1's, CWI 2's or the combined company's credit worthiness, as tax advice, or as accounting advice. Duff & Phelps did not make, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

        In rendering the Duff & Phelps opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of the officers, directors, or employees, or any class of such persons of CWI 1, CWI 2, the combined company, or the Advisor (or their affiliates), relative to the consideration to be paid in the internalization, or with respect to the fairness of any such compensation.

Summary of Financial Analyses by Duff & Phelps

        Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with providing the Duff & Phelps opinion to the CWI 2 special committee (solely in their capacity as members of the CWI 2 special committee and the CWI 2 board). This summary is qualified in its entirety by reference to the full text of the Duff & Phelps opinion, attached hereto as Annex G to this Joint Proxy Statement/Prospectus. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the CWI 2 special committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, neither the Duff & Phelps opinion nor Duff & Phelps's underlying analysis is susceptible to partial analysis or summary description. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps's analysis must be considered as a whole and selecting portions of its analysis and of the factors considered by it in rendering the Duff & Phelps opinion, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying the Duff & Phelps opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps's own experience and judgment.

Analysis of Internalization

        In order to review the consideration to be paid in the internalization, Duff & Phelps analyzed and reviewed the cost savings and elimination of promote interests.

        The consideration to be paid in the internalization consists of (i) 2,840,549 shares of CWI 2 Class A common stock and 2,417,996 limited partnership units in the CWI 2 Operating Partnership with an aggregate value of approximately $60.0 million and (ii) shares CWI 2 Series A preferred stock with an aggregate liquidation preference of $65.0 million. Additionally, CWI 2 will pay a total of $6.95 million in consideration under the commitment agreement for aggregate consideration paid to WPC, Watermark, and their respective affiliates of approximately $131.9 million.

        Duff & Phelps estimated the value of the internalization of the management platform of CWI 2 using generally accepted valuation methodologies and analytical techniques, primarily a discounted cash flow ("DCF") analysis. The DCF approach to valuation is based on the theory that the current value of an investment is derived from the expected receipt of future economic benefits. In the valuation of projected general and administrative ("G&A") expenses and other costs, indications of value are developed by discounting projected cash flows to their present value at a rate that reflects both the current return requirements of the market and risks inherent in the specific investment.

        Duff & Phelps relied on projections provided by management as the basis for its DCF analysis. Duff & Phelps reviewed and analyzed projections prepared and provided by management for CWI 1 and CWI 2 on a standalone basis, assuming that CWI 1 and CWI 2 remain externally managed without giving effect to the merger or the internalization, which represents the externally managed case (referred to in this section as the "externally managed case"). Duff & Phelps reviewed and analyzed projections prepared and provided by management for CWI 2 on a pro forma basis, assuming the merger and the internalization, which represents the internally managed case (referred to in this section as the "internally managed case"). Duff & Phelps held discussions with management regarding their outlook for CWI 2.

        Duff & Phelps performed DCF analyses of projected G&A expenses and other costs for CWI 1 and CWI 2 on a combined basis under the externally managed case and for CWI 2 on a pro forma basis under the internally managed case, in each case under a five-year scenario and a 10-year scenario. Duff & Phelps compared the values resulting from its DCF analyses for each scenario to determine the value of the costs savings to be achieved by CWI 2 as a result of the internalization. Duff & Phelps then added the value of Carey Watermark Holdings' and Carey Watermark Holdings 2's respective shares of the distributable capital proceeds (or "promote interest") of CWI 1 and CWI 2 associated with the special general partnership interests to determine the total value of the cost savings and the elimination of the special general partnership interests to be achieved by CWI 2 through the consummation of the internalization.

        Duff & Phelps concluded the present value of the cost savings and elimination of promote interests to be in the range of $163 million to $168 million, using a five-year DCF scenario. When using a 10-year DCF scenario, Duff & Phelps concluded the present value of the cost savings and elimination of promote interests to be in the range of $242 million to $259 million.

Summary Conclusion

        Based upon and subject to the foregoing, Duff & Phelps was of the opinion that as of the date of the Duff & Phelps opinion, the consideration to be paid in the internalization was fair from a financial point of view to CWI 2 and to the stockholders of CWI 2 immediately prior to the merger (without giving effect to any impact of the payment of the consideration on any particular stockholder other than in its capacity as a stockholder).

Fairness Opinion Review Committee

        The issuance of the Duff & Phelps opinion was approved by its fairness review committee.

Fees and Expenses; Prior Relationships

        The aggregate amount of the fees that CWI 2 paid Duff & Phelps for its services in connection with the rendering of the Duff & Phelps opinion to the CWI 2 board was $450,000. In addition to professional fees, CWI 2 agreed to pay out-of-pocket expenses and an additional amount for reasonable and documented out-of-pocket fees and expenses of its outside legal counsel retained by Duff & Phelps, incurred in connection with its engagement.

        Other than its engagement in connection with the internalization, during the two years preceding the date of the Duff & Phelps opinion, Duff & Phelps provided due diligence and property tax advisory services to WPC and Watermark on three occasions. For these prior engagements, Duff & Phelps received customary fees and expense reimbursements, totaling in the aggregate less than $50,000.

PROSPECTIVE FINANCIAL INFORMATION

        CWI 1 and CWI 2 do not as a matter of course make public long-term projections as to future revenues, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. Certain unaudited prospective financial information for both CWI 1 and CWI 2 was provided to the CWI 1 special committee and the CWI 2 special committee in connection with the evaluation of the proposed transaction. This unaudited prospective financial information also was provided to the respective financial advisors to the CWI 1 and CWI 2 special committees. The inclusion of this information should not be regarded as an indication that any of CWI 1, CWI 2, their respective financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. Neither CWI 1 nor CWI 2 can give any assurance that their forecasted results will be achieved.

        Certain unaudited prospective financial information was, in general, prepared solely for internal use and is subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the unaudited prospective financial results cover multiple years, such information by its nature becomes less predictive with each successive year.

        The following table presents selected unaudited prospective financial information for the fiscal years ending 2020 through 2023 for CWI 1 and CWI 2 on a standalone basis and for the combined company on a pro forma basis (after giving effect to the merger and the internalization):

	EBITDA (in millions)
	2020	2021	2022	2023
CWI 1	$147	$163	$172	$178
CWI 2	$112	$119	$124	$128
Combined company	$283	$291	$304	$307

        In preparing the foregoing unaudited projected financial information, CWI 1 and CWI 2 made a number of assumptions regarding, among other things, corporate financing activities, annual dividend levels, occupancy, changes in RevPAR and ADR, the amount, timing, and cost of existing and planned disposition activities, the amount of income taxes paid, and the amount of general and administrative costs. The estimates for CWI 1 and CWI 2 on a standalone basis do not give effect to any potential savings from the internalization. The estimates for the combined company on a pro forma basis give effect to the merger and the internalization.

        The assumptions made in preparing the above unaudited prospective financial information may not accurately reflect future conditions. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions, and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive, and regulatory uncertainties and contingencies, including among others risks and uncertainties described under the sections titled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements" beginning on pages 32 and 31, respectively, all of which are difficult to predict and many of which are beyond the control of CWI 1 and CWI 2 and will be beyond the control of the combined company. The projected results and underlying assumptions may not be realized and actual results likely will differ, and may differ materially, from those reflected in the unaudited prospective financial information, whether or not the merger is completed.

        The prospective financial information included herein has been prepared by, and is the responsibility of, the management of CWI 1 and CWI 2. PricewaterhouseCoopers LLP ("PwC"), the independent registered accounting firm of CWI 1 and CWI 2, has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PwC does not express an opinion or any other form of assurance with respect thereto. The PwC reports included in this Joint Proxy Statement/Prospectus relate to CWI 1's and CWI 2's previously issued financial statements. They do not extend to the prospective financial information and should not be read to do so.

        We caution you not to place undue reliance on the unaudited prospective financial information set forth in this Joint Proxy Statement/Prospectus. No representation is made by CWI 1, CWI 2, or any other person to any CWI 2 stockholder or any CWI 1 stockholder regarding the ultimate performance of CWI 2 compared to the information included in the above unaudited prospective financial information. The inclusion of unaudited prospective financial information in this Joint Proxy Statement/Prospectus should not be regarded as an indication that the prospective financial information will be necessarily predictive of actual future events, and such information should not be relied on as such. This unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view towards compliance with GAAP or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information.

        CWI 1 AND CWI 2 DO NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL RESULTS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL RESULTS ARE NO LONGER APPROPRIATE, EXCEPT AS MAY BE REQUIRED BY APPLICABLE LAW.

 THE MERGER AGREEMENT

        The following is a brief summary of the material provisions of the merger agreement, a copy of which is attached as Annex A and is incorporated by reference in this Joint Proxy Statement/Prospectus. As a stockholder, you are not a third-party beneficiary of the merger agreement and therefore you may not directly enforce any of its terms and conditions.

        This summary may not contain all of the information about the merger agreement that is important to you. CWI 1 and CWI 2 urge you to carefully read the full text of the merger agreement because it is the legal document that governs the merger. The merger agreement is not intended to provide you with any factual information about CWI 1 or CWI 2. In particular, the assertions embodied in the representations and warranties contained in the merger agreement (and summarized below) are qualified by information in the documents that each of CWI 1 and CWI 2 filed with the SEC prior to the effective time of the merger, as well as by certain disclosure letters, which CWI 1 and CWI 2 have delivered to the other respective party in connection with the execution of the merger agreement, that modify, qualify, and create exceptions to the representations and warranties set forth in the merger agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the U.S. federal securities laws or may not be intended as statements of fact but rather as a way of allocating risk among the parties to the merger agreement. The representations and warranties and other provisions of the merger agreement, and the description of such provisions in this Joint Proxy Statement/Prospectus, should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of CWI 1 and CWI 2 file with the SEC and the other information in this Joint Proxy Statement/Prospectus. See the section titled "Where You Can Find More Information" beginning on page 238.

The Merger

        The merger agreement provides that at the effective time of the merger, merger sub will merge with and into CWI 1, with CWI 1 continuing as the surviving entity and a wholly owned subsidiary of CWI 2.

Closing and Effective Time of the Merger

        The merger agreement provides that the closing of the merger will take place by electronic exchange of documents and signatures at 10:00 a.m., Eastern Time, on the third business day after the satisfaction or waiver of the closing conditions set forth in the merger agreement (other than those conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of those conditions) or at such other time and place as the parties agree in writing.

        The effective time of the merger will be at such time as the Articles of Merger are accepted for record by the State Department of Assessments and Taxation of Maryland (the "SDAT") or on such other date and time (not to exceed 30 days after the Articles of Merger are accepted for record by the SDAT), it being understood and agreed that the parties will cause the effective time to occur on the closing date.

Conversion of Securities

        At the effective time of the merger, each issued and outstanding share of CWI 1 common stock (or fraction thereof) will be converted into the right to receive 0.9106 shares of validly issued, fully paid, and nonassessable shares of CWI 2 Class A common stock. From and after the effective time, all such shares of CWI 1 common stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a share of CWI 1 common stock shall cease to have any rights with respect thereto, except for the right to receive the consideration as provided in the merger agreement.

        At the effective time, all restricted stock units of CWI 1 (the "CWI 1 RSUs") that are outstanding and vested immediately prior to the effective time will be converted into the right to receive a number of shares of CWI 2 Class A common stock equal to (i) the number of shares of CWI 2 common stock subject to such vested CWI 1 RSUs multiplied by (ii) the exchange ratio. At the effective time, all CWI 1 RSUs that are outstanding and unvested immediately prior to the effective time will be converted into a CWI 2 restricted stock unit with respect to a whole number of shares of CWI 2 Class A common stock equal to (i) the number of shares of CWI 1 common stock subject to such unvested CWI 1 RSUs multiplied by (ii) the exchange ratio.

        As of the date of this Joint Proxy Statement/Prospectus, CWI 2 expects to issue approximately 131,374,238 shares of CWI 2 Class A common stock to CWI 1's stockholders in the merger. Immediately following the consummation of the merger, it is estimated that former CWI 1 stockholders will hold in the aggregate approximately 58%, and that continuing CWI 2 stockholders will hold in the aggregate approximately 42%, of the issued and outstanding shares of common stock of the combined company.

Withholding Rights

        Each of CWI 1, CWI 2 or the transfer agent, as applicable, will be entitled to deduct and withhold from the merger consideration and any other amounts otherwise payable pursuant to the merger agreement to any holder of CWI 1 common stock or CWI 1 RSUs, such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provisions of state, local, or foreign tax law. Any such amounts so deducted and withheld will be paid over to the applicable governmental authority in accordance with applicable law and will be treated for all purposes of the merger agreement as having been paid to the person in respect of which such deduction and withholding was made.

No Dissenters' Appraisal Rights

        No dissenters' appraisal rights will be available with respect to the merger or the other transactions contemplated by the merger agreement.

Representations and Warranties

        CWI 2 and merger sub, on the one hand, and CWI 1, on the other hand, have made representations and warranties in the merger agreement, many of which are qualified as to materiality or subject to matters disclosed by the parties, and none of which survive the effective time of the merger, relating to among other things:

  •
  organization, valid existence, organizational documents, good standing, and qualification to do business;

  •
  power and authority to execute and deliver, perform its obligations, and, subject to stockholder approval, consummate the transactions contemplated by the merger agreement;

  •
  absence of any conflict with, or breaches or violations of, organizational documents or applicable laws, and the absence of any violation or breach of or default or consent, approval, or notice requirements, or triggering of any payments, right of purchase, first offer, or forced sale, or creation of a lien under, certain agreements;

  •
  consents and regulatory approvals necessary to complete the merger;

  •
  capital structure;

  •
  availability of SEC documents, internal accounting controls, disclosure controls and procedures and material weaknesses in internal controls;

  •
  inapplicability of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder;

  •
  absence of certain changes or events;

  •
  no undisclosed material liabilities;

  •
  permits and compliance with law;

  •
  litigation;

  •
  properties;

  •
  environmental matters;

  •
  material contracts;

  •
  tax matters, including qualification as a REIT;

  •
  intellectual property;

  •
  insurance;

  •
  employee and labor matters;

  •
  related party transactions;

  •
  indebtedness;

  •
  broker's, finder's or other similar fees;

  •
  opinion of financial advisor;

  •
  exemptions relating to takeover or similar statutes and no dissenters', appraisal or similar rights;

  •
  pension and employee benefit plans and employee relations;

  •
  absence of untrue statements of material fact or omissions of material fact in documents filed with SEC or other governmental authority in connection with the merger; and

  •
  no other representations and warranties.

Covenants

        The merger agreement contains customary covenants, including among other things for CWI 1 and CWI 2 to operate in the ordinary course of business between signing and closing, call special meetings, prepare the Form S-4 and Joint Proxy Statement, adhere to certain confidentiality requirements, and use "reasonable best efforts" to complete the transaction. CWI 1's and CWI 2's interim operating covenants are generally intended to restrict each party from making material changes to its respective capitalization, business, and assets without the other party's prior consent.

        In particular, CWI 1 and CWI 2 have agreed that, subject to certain exceptions, each will not, nor permit any of their subsidiaries (except with the other party's prior written consent) to:

  •
  split, combine, reclassify, or subdivide any of their shares of beneficial interest, shares of capital stock, units, or other equity securities or ownership interests, or issue any other securities in respect of, in lieu of, or in substitution of such interests;

  •
  make, declare, set aside, or pay any dividend on, or make any other distributions with respect to their, or their respective subsidiaries', shares of common stock or other equity securities or ownership, subject to certain exceptions;

  •
  authorize for issuance, issue, sell, or grant, or agree to commit to issue, sell, or grant (whether through the issuance or granting of options, warrants, convertible securities, voting securities, commitments, subscriptions, rights to purchase, or otherwise), any of their respective shares of common stock or other equity equivalents;

  •
  purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of their respective, or any of their respective subsidiaries', capital stock or other equity interests, other than to repurchase special partnership interests;

  •
  acquire or agree to acquire any person or division thereof or any material amount of assets thereof (whether real property or personal property) other than in certain circumstances;

  •
  sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, any property or other assets, or place or permit any lien thereupon other than a permitted lien, except (with respect to such property or assets) sales, transfers, or other such dispositions of personal property that do not exceed $2,000,000 in the aggregate;

  •
  incur, create, assume, refinance, replace, or prepay any amount of indebtedness for borrowed money, assume, guarantee, or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for, any indebtedness of any other person (other than a wholly owned subsidiary), with certain exceptions;

  •
  make any loans, advances, or capital contributions to, or investments (other than short-term investments of working capital in the ordinary course of business) in, any other person (including to any of its officers, directors, affiliates, agents, or consultants), make any change in its existing borrowing or lending arrangements for or on behalf of such persons, enter into any "keep well" or other similar arrangement to maintain any financial statement condition of another person, or enter into any arrangement having the economic effect of the foregoing, with certain exceptions;

  •
  subject to certain exceptions, waive release, assign, settle or compromise any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent, or otherwise), directly or indirectly;

  •
  fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2018, except as required by a change in GAAP or in applicable law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

  •
  enter into any new line of business;

  •
  fail to timely file all material reports and other material documents required to be filed with any governmental authority (including the SEC) and other authorities (including the NYSE), subject to extensions permitted by law or applicable rules or regulations, except to the extent that such failure would not prevent or materially impair the ability of CWI 1 or CWI 2, respectively, to consummate the merger on a timely basis;

  •
  enter into any joint venture, partnership, fund, or other similar agreement;

  •
  take certain action in relation to employment matters, such as the hiring, termination (without cause), or promotion of certain employees, or take other actions in relation to compensation, benefits, severance, and employee programs, as further described in the merger agreement;

  •
  amend or propose to amend their respective governing documents, partnership agreements, or other organizational documents;

  •
  adopt or adopt resolutions providing for a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization, or other reorganization;

  •
  amend any term of any outstanding stock or other equity security;

  •
  enter into, renew, materially modify, amend, or terminate (other than through expiration in accordance with its terms), or waive, release, compromise, or assign any rights or claims under, any material contract, major lease, management agreement, franchise agreement, or ground lease, with certain exceptions;

  •
  enter into any agreement that would limit or otherwise restrict their engagement or competition in any line of business or owning property in any geographic area;

  •
  make or commit to make any capital expenditures, with several exceptions, such as to tenant leases that do not constitute major leases, repairs of any casualty losses up to $250,000 individually or $2,000,000 in the aggregate, or other ordinary course of business consistent with past practice;

  •
  knowingly take or fail to take any action that would reasonably be expected to cause them to fail to qualify as a REIT or any of their respective subsidiaries to cease to be treated as a (x) disregarded entity for U.S. federal income tax purposes or (y) qualified REIT subsidiary or a TRS under the applicable provisions of the Code, as the case may be;

  •
  subject to certain exceptions,

  •
  enter into or modify in an adverse manner any tax protection agreement;

  •
  make, change, or rescind any material election relating to taxes (not precluding, however, dividends paid as "capital gains dividends" within the meaning of Section 857 of the Code);

  •
  change a material method of tax accounting, file any federal income tax return (except to the extent prepared in a manner in accordance with past practice, except as required by applicable law), or amend any income tax return or any other material tax return;

  •
  settle or compromise any material federal, state, local or foreign tax liability, audit, claim or assessment;

  •
  enter into any material closing agreement related to material taxes; or

  •
  knowingly surrender any right to claim any material tax refund;

  •
  permit any insurance policy naming CWI 1, CWI 2, or their respective subsidiaries or officers as a beneficiary or an insured or a loss payable payee, or CWI 1's or CWI 2's respective directors and officers liability insurance policies, to be canceled or terminated or to expire unless such insurance policy contains substantially similar terms and conditions to the canceled, terminated, or expired policy;

  •
  other than as required by applicable law:

  •
  enter into or amend any labor agreement applicable to their employees or independent contracts or

  •
  to the extent a contractual right exists, suffer or permit any of their third-party property managers or operators to (1) enter into or amend any applicable labor agreement or (2) voluntarily recognize any labor union or similar organization or otherwise acknowledge the formation of any collective bargaining unit in relation to the third-party's employees and other service providers;

  •
  other than as required by the existing terms of any employee program or labor agreement in effect on the date of the merger agreement, enter into any pension plan or post-retirement benefit plan or arrangement or otherwise take any action that may cause a material liability for pension or post-retirement benefits;

  •
  amend or modify their compensation terms or any other obligations contained in the engagement letter with their respective financial advisors in connection with the merger or engage other financial advisors in connection with the transactions contemplated by the merger agreement; or

  •
  authorize, or enter into, any contract, agreement, commitment, or arrangement to take any of the foregoing actions.

Solicitation of Transactions

        The merger agreement also includes covenants prohibiting each party, its subsidiaries and representatives from soliciting, providing information, or entering into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. However, for a period of 30 days following the execution of the merger agreement (the "go-shop" period), CWI 1, its subsidiaries, and its representatives are permitted to solicit, provide information, or enter into discussions concerning proposals relating to alternative business combination transactions, subject to certain limited exceptions. At the end of the go-shop period, restrictions on CWI 1 will not apply to third parties that, during the go-shop period, made a proposal for a competing transaction. In addition, restrictions on CWI 2 and, at the end of the go-shop period, CWI 1 will not apply to third parties that make an unsolicited proposal that is reasonably expected to lead to a superior proposal (as described below). CWI 1 or CWI 2, as applicable, will promptly notify each other of any such third party's identity and competing proposal's material terms and keep each other informed of material changes in status, terms, or conditions. If the CWI 1 special committee or the CWI 2 special committee, as applicable, recommends entering into a superior proposal, CWI 1 or CWI 2, as applicable, must provide each other with at least five business days' prior notice of their intention to take such action and an opportunity to revise the terms of the merger agreement such that the competing proposal is no longer a superior proposal. If there are material changes to the terms of the superior proposal, the other party is entitled to two business days to match.

        The merger agreement defines a "superior proposal" as a bona fide third-party proposal for at least 50% of CWI 1 or CWI 2, as applicable, in which the special committee of the party receiving such competing proposal determines, in good faith, to be more favorable from a financial point of view to their stockholders than the merger. Such determination must be made after consultation with legal and financial advisors and taking into account the feasibility and certainty of consummation of such competing proposal. In addition, the proposal must not have been solicited in breach of the merger agreement.

Dividends

        Both CWI 1 and CWI 2 have agreed not to pay dividends during the period between the signing of the merger agreement and the effective date without the prior written consent of the other party. The written consent of the other party, however, will not be required for quarterly distributions in the ordinary course of business at a rate not exceeding the regular quarterly cash dividend most recently declared prior to the date of the merger agreement. Both parties agreed that such quarterly dividends will be coordinated so that the stockholders of both parties will receive the same number of quarterly dividends prior to the effective time of the merger. The merger agreement contains other exceptions, such as the ability to pay dividends to maintain REIT status.

The CWI 2 Board of Directors

        The CWI 2 board is required to take such action as may be necessary to increase the CWI 2 board to nine members and to cause certain individuals designated by CWI 1 to be elected to the CWI 2 board, with such actions to be effective as of the effective time of the merger.

Conditions to Obligations to Complete the Merger and Other Transactions

        The respective obligations of the parties to the merger agreement to complete the merger and the other transactions contemplated by the merger agreement on the closing date are subject to the satisfaction or, to the extent permitted by law, waiver of several conditions at or prior to the effective time of the merger, including:

  •
  all consents, authorizations, orders, or approvals of each governmental authority necessary for the consummation of the merger and the other transactions contemplated by the merger agreement set forth in both CWI 1's and CWI 2's disclosure letters shall have been obtained and any applicable waiting periods in respect thereof shall have expired or been terminated;

  •
  approval of the merger pursuant to the merger agreement by CWI 1's and CWI 2's stockholders;

  •
  there shall be no order issued by any governmental authority of competent jurisdiction prohibiting the consummation of the merger nor any law enacted or otherwise enforced after the date of the merger agreement that prohibits, restrains, enjoins, or makes illegal the consummation of the merger or the other transactions contemplated by the merger agreement; and

  •
  the Form S-4 shall have been declared effective and no stop order suspending the effectiveness of the Form S-4 shall have been issued, and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

        The obligations of CWI 1 to complete the merger and the other transactions contemplated by the merger agreement are further subject to the satisfaction or, to the extent permitted by law, waiver on the closing date of several conditions, including:

  •
  the truthfulness and correctness

  •
  in all material respects of certain representations and warranties made in the merger agreement by CWI 2 regarding certain aspects of its capital structure, organization, qualification, and takeover statutes as of the date of the merger agreement and the effective time of the merger, as though made as of the effective time;

  •
  in all respects of certain representations and warranties made in the merger agreement by CWI 2 regarding certain aspects of its authority, broker's fees and commissions, and absence of certain changes and events as of the date of the merger agreement and effective time, as though made as of the effective time;

  •
  in all but de minimis respects of certain representations and warranties made in the merger agreement by CWI 2 regarding certain aspects of its capital structure as of the date of the merger agreement and effective time, as though made as of the effective time; and

  •
  of all other representations and warranties of CWI 2 contained in the merger agreement as of the date of the merger agreement and effective time, as though made as of the effective time, except where failure does not have or would not reasonably be expected to have a material adverse effect on CWI 2;

  •
  CWI 2 and the merger sub will have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under the merger agreement on or prior to the effective time;

  •
  on the closing date, no circumstances will exist that constitutes a material adverse effect on CWI 2 and its subsidiaries, including merger sub, taken as a whole;

  •
  CWI 1 must have received a certificate, dated the date of the closing of the merger, signed by the chief executive officer and chief financial officer of CWI 2, certifying to the effect that the conditions set forth in the six preceding bullet points and sub-bullet points have been satisfied or waived;

  •
  CWI 1 must have received a written opinion of counsel to CWI 2 reasonably satisfactory to CWI 1, dated as of the closing date and in form and substance reasonably satisfactory to CWI 1, to the effect that CWI 2 has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code commencing with CWI 2's taxable year that ended on December 31, 2015, and its proposed method of operation will enable CWI 2 to continue to meet qualification and taxation requirements as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications based on customary representations contained in an officer's certificate executed by CWI 2 and CWI 2 Operating Partnership;

  •
  CWI 1 must have received a written opinion of Hogan Lovells US LLP, or other counsel to CWI 1 reasonably satisfactory to CWI 2, dated as of the closing date and in form and substance reasonably satisfactory to CWI 1, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, subject to customary exceptions, assumptions, and qualifications and may be in reliance upon tax representation letters;

  •
  the internalization documents will continue to be legal, valid, binding obligations of and enforceable against the parties thereto, and will continue to be in full force and effect and will not have been subsequently rescinded, supplemented, modified or amended, or withdrawn in any way;

  •
  each party to the internalization documents will have confirmed in writing to the other parties to the internalization documents that all conditions to closing the transactions contemplated by such internalization documents have been satisfied or waived in accordance with their respective terms; and

  •
  none of the parties to the internalization documents will have received notice of any violation or default under any internalization document, and no party to the internalization documents will have received any written notice of the intention of any party to cancel, terminate, or materially change the scope of rights under any internalization document.

        The obligations of CWI 2 and merger sub to complete the merger and the other transactions contemplated by the merger agreement are further subject to the satisfaction or, to the extent permitted by law, waiver on the closing date of several conditions, including:

  •
  the truthfulness and correctness

  •
  in all material respects of certain representations and warranties made in the merger agreement by CWI 1 regarding certain aspects of its capital structure, organization, qualification, and takeover statutes as of the date of the merger agreement and effective time, as though made as of the effective time;

    •
    in all respects of certain representations and warranties made in the merger agreement by CWI 1 regarding certain aspects of its authority, broker's fees and commissions, and absence of certain changes and events as of the date of the merger agreement and effective time, as though made as of the effective time;

    •
    in all but de minimis respects of certain representations and warranties made in the merger agreement by CWI 1 regarding certain aspects of its capital structure as of the date of the merger agreement and effective time, as though made as of the effective time; and

    •
    of all other representations and warranties of CWI 1 contained in the merger agreement as of the date of the merger agreement and effective time, as though made as of the effective time, except where failure, individually or in the aggregate, does not have and would not reasonably be expected to have a material adverse effect on CWI 1;

  •
  CWI 1 will have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under the merger agreement on or prior to the effective time;

  •
  on the closing date, no circumstances will exist that constitutes a material adverse effect on CWI 1;

  •
  CWI 2 must have received a certificate, dated the date of the closing of the merger, signed by the chief executive officer and chief financial officer of CWI 1, certifying to the effect that the conditions set forth in the six preceding bullet points and sub-bullet points have been satisfied or waived;

  •
  CWI 2 must have received a written opinion of counsel to CWI 1 reasonably satisfactory to CWI 2, dated as of the closing date and in form and substance reasonably satisfactory to CWI 2, to the effect that CWI 1 has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code commencing with CWI 1's taxable year that ended on December 31, 2011, and its proposed method of operation will enable CWI 1 to continue to meet qualification and taxation requirements as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions, and qualifications based on customary representations contained in an officer's certificate executed by CWI 1 and CWI 1 Operating Partnership;

  •
  CWI 2 must have received a written opinion of Clifford Chance US LLP, or other counsel to CWI 2 reasonably satisfactory to CWI 1, dated as of the closing date and in form and substance reasonably satisfactory to CWI 2, to the effect that, on the basis of facts, representations, and assumptions set forth or referred to in such opinion, the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, subject to customary exceptions, assumptions, and qualifications and may be in reliance upon tax representation letters;

  •
  the internalization documents will continue to be legal, valid, binding obligations of and enforceable against the parties thereto, and will continue to be in full force and effect and will not have been subsequently rescinded, supplemented, modified or amended, or withdrawn in any way;

  •
  each party to the internalization documents will have confirmed in writing to the other parties to the internalization documents that all conditions to closing the transactions contemplated by such internalization documents have been satisfied or waived in accordance with their respective terms;

  •
  none of the parties to the internalization documents shall have received notice of any violation or default under any internalization document, and no party to the internalization documents will have received any written notice of the intention of any party to cancel, terminate, or materially change the scope of rights under any internalization document; and

  •
  CWI 2 will have received a certificate, duly completed and executed by CWI 1, pursuant to Section 1.1445-2(b)(2) of the U.S. Treasury Regulations, certifying that CWI 1 is not a "foreign person" within the meaning of Section 1445 of the Code.

        For purposes of the merger agreement, the term "material adverse effect" means any event, circumstance, change, effect, development, condition, or occurrence that, individually or in the aggregate, (i) has or would have a material adverse effect on the business, properties, financial condition or results of operations of CWI 1 or CWI 2, or their subsidiaries, taken as a whole or (ii) has prevented or materially impaired, or would prevent or materially impair, the ability of CWI 1 or CWI 2 to consummate the merger before March 31, 2020 (the "outside date").

        A material adverse event will not include:

  •
  changes in general economic, market, or business conditions in the U.S. or global financial markets;

  •
  changes in general economic conditions in the industries in which CWI 1 and CWI 2 and their respective subsidiaries operate;

  •
  changes in legal, regulatory, or political conditions;

  •
  the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the merger date that does not result in the destruction or material physical damage of a material portion of CWI 1's or CWI 2's properties, taken as a whole;

  •
  the execution and delivery of the merger agreement, or the public announcement of the merger or the other transactions contemplated by the merger agreement;

  •
  the taking of any action expressly required by the merger agreement, or the taking of any action at the written request or with the prior written consent of the other party;

  •
  earthquakes, hurricanes, floods, or other natural disasters that do not result in the destruction or material physical damage of a material portion of CWI 1's or CWI 2's properties, taken as a whole;

  •
  changes in law or GAAP (or the interpretation thereof); or

  •
  any action made or initiated by any holder of CWI 1 common stock or CWI 2 common stock, including any derivative claims, arising out of or relating to the merger agreement or the transactions contemplated by the merger agreement, which in certain of the circumstances described above, do not disproportionately adversely affect CWI 1 or CWI 2 and their respective subsidiaries, taken as a whole, compared to other companies in the industry.

Termination of the Merger Agreement

        The merger agreement may be terminated under certain circumstances, including by either CWI 1 or CWI 2 (in each case, with the prior approval of their respective special committees), (i) if the merger has not been consummated on or before 11:59 p.m., New York time, on March 31, 2020, (ii) if a final and non-appealable order is entered that permanently restrains or otherwise prohibits the merger, (iii) if the approval of the stockholders of CWI 1 or CWI 2 has not been obtained, or (iv) upon an uncured breach of the merger agreement by the other party that would cause any of the closing conditions in the merger agreement not to be satisfied.

        In addition, either party may terminate the merger agreement (i) if such party has properly accepted a "superior proposal" at any time prior to receipt by such party of its stockholder approval pursuant to the terms of the merger agreement or, (ii) prior to the time the other party's receipt of its stockholder approval, the other party's board fails to approve or recommend the merger or merger agreement, or withdraws or modifies its approval or recommendation (an "adverse recommendation change").

Effect of Termination

        If either party terminates the merger agreement in a manner described above, and written notice has been given to the other parties specifying the provision to which such termination is made, the merger agreement will become void and have no effect, without any liability or obligation on the part of CWI 1 or CWI 2, except that the confidentiality agreement and provisions related to public announcements, fees, and expenses and other certain general provisions of the merger agreement will survive termination. No such termination will relieve any party from any liability or damages resulting from any fraud or willful and material breach of any of its covenants, obligations, or agreements set forth in the merger agreement.

Termination Expenses

        CWI 1 must pay to CWI 2 a termination fee of $28,690,000 if (i) the merger agreement is terminated by CWI 1 to accept a superior proposal prior to receipt of its stockholder approval, (ii) the merger agreement is terminated by CWI 2 upon an adverse recommendation change by the CWI 1 board, or (iii) (A) the merger agreement is terminated by either party following the outside date, or by CWI 2 for CWI 1's uncured breach of the merger agreement, and a competing proposal (as described in the merger agreement) for 50% or more of CWI 1's equity or assets was pending at such time, and (B) CWI 1 consummates or enters into an agreement in respect of a competing proposal within 12 months after the date of such termination covered by clause (A). To the extent that the merger agreement is terminated pursuant to the foregoing clauses (i) and (ii) and CWI 1 enters into an alternative agreement with a person exempted through the go-shop process, then the termination fee payable by the CWI 1 would be reduced to $21,520,000.

        CWI 2 must pay to CWI 1 a termination fee of $19,669,000 if (i) the merger agreement is terminated by CWI 2 to accept a superior proposal prior to receipt of its stockholder approval, (ii) the merger agreement is terminated by CWI 1 upon an adverse recommendation change by the CWI 2 board, or (iii) (A) the merger agreement is terminated by either party following the outside date, or by CWI 1 for CWI 2's uncured breach of the merger agreement, and a competing proposal for 50% or more of CWI 2's equity or assets was pending at such time, and (B) CWI 2 consummates or enters into an agreement in respect of a competing proposal within 12 months after the date of such termination covered by clause (A).

        Additionally, subject to the terms and conditions of the merger agreement, if the merger agreement is terminated by either CWI 1 or CWI 2 as a result of an uncured breach of the merger agreement by the other party that would cause any of the closing conditions in the merger agreement not to be satisfied, and in circumstances where a termination fee (as described above) would not be payable, then the breaching party is required to reimburse the non-breaching party for up to $5,000,000 of such non-breaching party's documented, reasonable out-of-pocket transaction expenses. Except as set forth above, CWI 1 and CWI 2 will each pay its respective out-of-pocket costs and incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution, and performance of the merger agreement and the other agreements and documents contemplated thereby, whether or not the merger is consummated. The parties will share equally any Hart-Scott-Rodino Antitrust Improvements Act and Form S-4 filing fees, if any, as may be required to consummate the transactions contemplated by the merger agreement.

Amendment

        Subject to compliance with applicable law, the merger agreement may be amended by mutual agreement by a written instrument signed by each of the parties (by action taken or authorized by their respective boards of directors) at any time before or after the approval of the merger pursuant to the merger agreement by CWI 1 or CWI 2's stockholders and prior to the effective time of the merger. However, after the approval of the merger pursuant the merger agreement by CWI 1's stockholders, no (i) amendment will be permitted which changes the amount or the form of the consideration to be delivered to CWI 1's stockholders pursuant to the merger agreement, or which by applicable law requires further approval by CWI 1's stockholders without obtaining such further approval, or (ii) amendment or change will be permitted which is not permitted under applicable law.

Extension and Waiver

        At any time prior to the effective time of the merger, each of CWI 1 and CWI 2 may:

  •
  extend the time for the performance of any of the obligations or other acts of the other parties;

  •
  waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement; or

  •
  subject to the requirements of applicable law, waive compliance with any of the agreements or conditions contained in the merger agreement.

        Any agreement on the part of either party to any extension or waiver described above will be valid only if set forth in writing and signed by the party agreeing to such extension or waiver.

Governing Law; Venue

        The merger agreement is governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to conflicts of laws principles thereof. Each of the parties to the merger agreement (i) consents to submit itself to the jurisdiction of any such Maryland state or federal court, for the purposes of any dispute arising out of the merger agreement or any of the transactions contemplated by the merger agreement, (ii) agrees, with respect to any action filed in a Maryland state court, to jointly request an assignment to the Maryland Business and Technology Case Management Program, and (iii) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court.

THE INTERNALIZATION AND THE INTERNALIZATION AGREEMENT

Internalization Agreement

        Concurrently with the execution of the merger agreement, on October 22, 2019, CWI 1, CWI 2, WPC, Watermark, and certain of their affiliates entered into the internalization agreement. The consummation of the transactions contemplated by the internalization agreement will result in the internalization of the management of the combined company immediately following the consummation of the merger, including by terminating CWI 1's and CWI 2's existing arrangements for management and subadvisory services provided by WPC and Watermark.

        Subject to the terms and conditions of the internalization agreement, the CWI 1 Operating Partnership and the CWI 2 Operating Partnership will redeem the special general partnership interests held by affiliates of WPC and Watermark. As consideration for the redemption and the other transactions contemplated by the internalization agreement, CWI 2 or the CWI 2 Operating Partnership, as applicable, will issue equity securities valued in the aggregate at $125.0 million consisting of (x) 2,840,549 shares of CWI 2 Class A common stock, to affiliates of WPC, (y) 2,417,996 limited partnership interests in the CWI 2 Operating Partnership, to affiliates of Watermark, and (z) 1,300,000 shares of CWI 2 Series A preferred stock to affiliates of WPC, with an aggregate liquidation preference of $65.0 million. The shares of CWI 2 Class A common stock and limited partnership interests in the CWI 2 Operating Partnership to be issued in the internalization were valued based on the CWI 2's estimated net asset value per share as of December 31, 2018. Following the redemption, the special general partners will have no further liability or obligation pursuant to the CWI 1 operating partnership agreement and CWI 2 operating partnership agreement, respectively, and CWI 1's and CWI 2's respective advisory agreements and the subadvisory agreements will automatically terminate.

        Subject to the terms and conditions of the internalization agreement, the parties thereto have agreed that, prior to an initial public offering or public stock exchange listing of the combined company's common stock, the combined company will not modify the size of the CWI 2 board, consisting of nine members, without the prior written consent of WPC. Additionally, the parties have agreed that for so long as WPC beneficially owns capital stock of the combined company with a value, determined in accordance with the internalization agreement, (i) equal to or greater than $100 million, WPC will have the right to designate two directors for election to the CWI 2 board, (ii) equal to or greater than $50 million but less than $100 million, WPC will have the right to designate one director for election to the CWI 2 board, and (iii) less than $50 million, WPC will have no right to designate any director for election to the CWI 2 board.

        Concurrently with, and as a condition to the execution and delivery of the internalization agreement, CWI 2 entered into an employment agreement with Michael G. Medzigian, pursuant to which Mr. Medzigian will serve from and after the effective time of the merger as Chief Executive Officer of the combined company. The internalization agreement also provides for, among other things and to be effective following the effective time of the merger: (i) temporary transition services provided by each of WPC and Watermark to the combined company and certain temporary transition services provided by CWI 2 to Watermark, pursuant to transition services agreements executed by such parties concurrently with the internalization agreement, (ii) terms and processes for the combined company to offer employment to certain WPC or Watermark employees, and the allocation of associated liabilities among the combined company, WPC, and Watermark, and (iii) the acquisition and assumption by the combined company of certain assets from WPC or Watermark, including contracts of Watermark and rights with respect to the use of specified trademarks and names. The parties have made certain customary representations, warranties, and covenants in the internalization agreement. From the closing under the internalization agreement until the date on which the WPC Entities cease to have the right to designate any person for election to the CWI 2 board or the representatives of the WPC Entities on the CWI 2 board resign in connection with a change-in-control of CWI 2 or WPC, each of the WPC Entities and their affiliates are prohibited from sponsoring, acting as the external advisor to or externally managing any new or existing real estate program focused on lodging properties, subject to certain exceptions. From the closing under the internalization agreement until the occurrence of a change-in-control transaction involving a majority of the voting stock of the combined company or a majority of the directors on the CWI 2 board, each of the Watermark Entities and their affiliates are prohibited from engaging in the business of acquiring, holding, managing, leasing, disposing and financing lodging properties, lodging-related real properties, and debt investments related to lodging properties, subject to certain exceptions and solely to the same extent that Mr. Medzigian is prohibited from such engagement under the commitment agreement and his employment agreement with the combined company.

        The consummation of the internalization is subject to certain conditions, including the absence of injunctions or legal orders restraining the transaction, the consummation of the merger, the redemption and the implementation of specified employment terms between the combined company and certain executives, including with Mr. Medzigian in accordance with the CEO employment agreement.

        The internalization agreement may be terminated (i) by mutual written agreement by the parties thereto, (ii) by any party if a final and non-appealable order is entered that permanently restrains or otherwise prohibits the internalization, or (iii) by any party thereto if the conditions to closing the internalization have not been satisfied substantially concurrently with the closing of the merger.

CWI 2 Series A Preferred Stock

        The following is a summary of certain provisions of the Series A Cumulative Redeemable Preferred Stock, $0.001 par value, of CWI 2.

        General.    As part of the internalization, CWI 2 will exchange shares of its common stock, Series A preferred stock, and limited partnership units of CWI 2 Operating Partnership for the special general partner interests in the CWI 1 Operating Partnership and CWI 2 Operating Partnership held by affiliates of WPC and of Watermark.

        CWI 2 does not intend to apply for listing the Series A preferred stock on any securities exchange or including the Series A preferred stock on any automated quotation system.

        Ranking.    The Series A preferred stock, with respect to dividend rights or rights upon liquidation, dissolution, or winding-up, will rank:

  •
  senior to all classes of CWI 2 common stock and each other class of capital stock or series of preferred stock established after the original issue date of the Series A preferred stock, the terms of which expressly provide that such class or series ranks junior to the Series A preferred stock as to dividend rights and rights upon CWI 2's liquidation, winding-up, or dissolution (collectively, "Junior Securities");

  •
  on parity, in all respects, with CWI 2's outstanding equity securities and any class of capital stock or series of preferred stock established after the original issue date, the terms of which expressly provide that such class or series will rank on parity with the Series A preferred stock as to dividend rights and rights upon CWI 2's liquidation, winding-up, or dissolution (collectively, "Parity Securities"); and

  •
  junior to each class of capital stock or series of preferred stock established after the original issue date, the terms of which expressly provide that such class or series will rank senior to the Series A preferred stock as to dividend rights and rights upon CWI 2's liquidation, winding-up, or dissolution.

        Dividends.    Holders of shares of the Series A preferred stock will be entitled to receive, when, as, and if authorized by the CWI 2 board and declared by CWI 2, out of funds legally available for the payment of dividends, cumulative preferential cash dividends at the rate of 5.00% per annum of the $50.00 per share liquidation preference, with such rate increasing to 7.00% per annum on the second anniversary of the original issue date and increasing to 8.00% per annum on the third anniversary of the original issue date, until all of the outstanding Series A preferred stock is redeemed. Such dividends will be cumulative from the original issue date, and will be payable to investors quarterly in arrears on or before the 15th day of each January, April, July, and October or, if not a business day, the next succeeding business day (without interest or additional payment for such delay) (each, a "dividend payment date"). Any dividend payable on the Series A preferred stock for any partial dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dividends will be payable to holders of record as they appear in CWI 2's stock records at the close of business on the applicable record date, which will be the first day of the calendar month in which the applicable dividend payment date falls or on such other date designated by the CWI 2 board for the payment of dividends that is not more than 30 nor less than 10 days prior to the applicable dividend payment date (each, a "dividend record date").

        No dividends on shares of the Series A preferred stock will be authorized by the CWI 2 board or paid or set apart for payment by CWI 2 at such time as the terms and provisions of any of CWI 2's agreements, including any agreement relating to its indebtedness, prohibit such authorization, payment, or setting apart for payment or provide that such authorization, payment, or setting apart for payment would constitute a breach thereof or a default thereunder, or if such authorization, payment, or setting apart for payment shall be restricted or prohibited by law.

        Notwithstanding the foregoing, dividends on the Series A preferred stock will accrue whether or not CWI 2 has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Series A preferred stock will accumulate as of the dividend payment date on which they first become payable.

        Except for dividends that may be necessary to enable CWI 2 to preserve its REIT qualification, unless full cumulative dividends on the Series A preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods, no dividends (other than those paid in shares of common stock or in shares of any series of preferred stock ranking junior to the Series A preferred stock as to dividends and upon liquidation) shall be declared and paid or set apart for payment nor shall any other distribution be declared and made upon any of CWI 2 common stock or preferred stock ranking junior to or on parity with the Series A preferred stock as to dividends or upon liquidation, nor shall any shares of CWI 2 common stock or preferred stock ranking junior to or on parity with the Series A preferred stock as to dividends or upon liquidation be redeemed, purchased, or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by CWI 2 (except by conversion into or exchange for CWI 2's other capital stock ranking junior to the Series A preferred stock as to dividends and upon liquidation and except for transfers made pursuant to the provisions of CWI 2's charter relating to restrictions on ownership and transfers of CWI 2's capital stock).

        When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A preferred stock and the shares of any other series of preferred stock ranking on parity as to dividends with the Series A preferred stock, all dividends declared upon the Series A preferred stock and any other series of preferred stock ranking on parity as to dividends with the Series A preferred stock shall be declared pro rata so that the amount of dividends declared per share of Series A preferred stock and such other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the Series A preferred stock and such other series of preferred stock (which shall not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other. No interest, or sum in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series A preferred stock which may be in arrears. In the event of a Preferred Dividend Default (as defined herein), holders of shares of Series A preferred stock will have certain voting rights. See the section titled "—Voting Rights."

        Holders of shares of the Series A preferred stock shall not be entitled to any dividend, whether payable in cash, property, or stock, in excess of full cumulative dividends on the Series A preferred stock as provided above. Any dividend payment made on shares of the Series A preferred stock shall first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

        Liquidation Preference.    Upon any voluntary or involuntary liquidation, dissolution, or winding-up of CWI 2's affairs, the holders of shares of the Series A preferred stock are entitled to be paid out of CWI 2's assets that are legally available for distribution to CWI 2's stockholders a liquidation preference of $50.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment, before any distribution of assets is made to holders of CWI 2 common stock or any series of CWI 2 preferred stock that ranks junior to the Series A preferred stock as to liquidation rights.

        In the event that, upon any such voluntary or involuntary liquidation, dissolution, or winding-up, CWI 2's available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of the Series A preferred stock and the corresponding amounts payable on all shares of other classes or series of CWI 2's capital stock ranking on parity with the Series A preferred stock in the distribution of assets, then the holders of the Series A preferred stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

        After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Series A preferred stock will have no right or claim to any of CWI 2's remaining assets. The consolidation or merger of CWI 2 with or into any other corporation, trust, or entity or of any other corporation with or into CWI 2, or the sale, lease, or conveyance of all or substantially all of CWI 2's assets or business, shall not be deemed to constitute a liquidation, dissolution, or winding-up of CWI 2.

        Voting Rights.    Holders of the Series A preferred stock will not have any voting rights, except as set forth below.

        For so long as any shares of Series A preferred stock remain outstanding, CWI 2 shall not (including by amendment to CWI 2's charter or through a merger or consolidation, or otherwise), without the consent or the affirmative vote of the holders of at least 51% of the shares of the Series A preferred stock outstanding at the time (the "Series A Majority"), given in person or by proxy, either in writing or at a meeting (with the Series A preferred stock voting separately as a class), (i) voluntarily or involuntarily liquidate, dissolve, or wind-up CWI 2, or effect any merger or consolidation or any other liquidation event (other than the merger between CWI 1 and CWI 2); provided, however, that the consent or the affirmative vote of the Series A Majority shall not be required if, at the effective time of the consummation of such transaction described in this clause (i), the holders of Series A preferred stock receive then-due full redemption price; (ii) amend, alter, or repeal any provision of CWI 2's charter or bylaws or the governing documents of its operating partnership in a manner that affects adversely the rights, references, privileges, or voting rights of the holders of the Series A preferred stock; (iii) authorize, create, or issue shares of any class or series of stock of CWI 2 or any other security convertible into or exercisable for any equity security, having rights, preferences, or privileges senior to the Series A preferred stock, or increase the authorized number of shares of Series A preferred stock; provided, however, that any amendment to CWI 2's charter to authorize any increase in the number of authorized shares of preferred stock or common stock or the creation or issuance of any other class or series of Parity Securities or Junior Securities, shall not be deemed to adversely affect any right, preference, privilege, or voting right of shares of Series A preferred stock; or (iv) purchase or redeem capital stock of CWI 2 (excluding shares purchased pursuant to CWI 2's share redemption plan to the extent funded with proceeds from CWI 2's DRIP), except with respect to this clause (iv) as necessary to maintain the REIT status of CWI 2. For these purposes, the filing in accordance with applicable law of articles supplementary or any similar document setting forth or changing the designations, preferences, conversion, or other rights, voting powers, restrictions, limitation as to dividends and other distributions, qualifications, or other terms of any class or series of stock of CWI 2 shall be deemed an amendment to CWI 2's charter.

        Except as set forth in CWI 2's charter, the holders of the Series A preferred stock shall not have any voting rights with respect to, and the consent of the holders of shares of the Series A preferred stock shall not be required for, the taking of any corporate action that is required to maintain the REIT status of CWI 2, regardless of the effect that such corporate action or event may have upon the powers, preferences, voting power, or other rights or privileges of the Series A preferred stock.

        The foregoing voting rights will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of the Series A preferred stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

        No Maturity.    The Series A preferred stock has no maturity date, but is redeemable as described below.

        Optional Redemption.    The Series A preferred stock is redeemable at the option of the holders thereof as follows:

  •
  Holder Partial Redemption.  Upon each of the third and fourth anniversaries of the original issue date (each such date, a "holder partial redemption date"), the holders of the Series A Majority, by written notice, may elect to have CWI 2 redeem 25% of the shares of the Series A preferred stock outstanding as of the holder partial redemption date for cash at a redemption price per share of Series A preferred stock equal to the liquidation preference of $50.00 per share (as may be adjusted), plus accrued and unpaid dividends thereon up to and including the holder partial redemption date, without interest, to the extent CWI 2 has funds legally available therefor.

  •
  Holder Full Redemption.  At the earlier of (such earlier date, the "holder full redemption date") (i) the fifth anniversary of the original issue date or (ii) a redemption event, the holders of the Series A Majority, by written notice, may elect to have CWI 2 redeem all of the outstanding shares of the Series A preferred stock for cash at a redemption price per share of Series A preferred stock equal to the liquidation preference of $50.00 per share (as may be adjusted) plus all accrued and unpaid dividends thereon up to and including the holder full redemption date, without interest, to the extent that CWI 2 has funds legally available therefor.

        A "redemption event" is when, after the original issue date, any one of the following shall have occurred and is continuing:

  •
  the dividends owed to holders of shares of Series A preferred stock shall be in arrears for four consecutive dividend periods (which, for purposes of this clause (i) shall not include the initial dividend period after the original issue date;

  •
  other than the merger between CWI 1 and CWI 2, the closing of any liquidation, merger, or consolidation of CWI 2, in each case, that results in the acquisition by any person, including any syndicate or group deemed to be a "person" under Section 13(d)(3) of the Exchange Act, of beneficial ownership, directly or indirectly, through a liquidation, merger, or consolidation through one or a series of transactions of stock of CWI 2 entitling that person to exercise more than 50% of the total voting power of all stock of CWI 2 entitled to vote generally in the election of CWI 2's directors; or

  •
  the closing of any sale (including the voluntary lease, transfer, or conveyance), through one or a series of transactions, of all or substantially all of the assets of CWI 2.

        At any time, and from time to time, subject to certain limitations, after the original issue date, CWI 2 may, at its option, upon notice, redeem shares of the Series A preferred stock, in whole or in part, for cash at a redemption price equal to the liquidation preference of $50.00 per share (as may be adjusted), plus accrued and unpaid dividends thereon up to and including the date fixed for redemption, without interest, to the extent CWI 2 has funds legally available therefor.

Ancillary Agreements in Connection With the Internalization Agreement

WPC Transition Services Agreement

        On October 22, 2019, CWI 2 and WPC entered into a transition services agreement providing for WPC to continue to make available to the combined company all of the services that WPC provided to CWI 2 prior to the merger. The term of the transition services agreement is 12 months from the effective date of the internalization transaction. WPC will be paid its costs of providing the services and will be reimbursed for all expenses of providing the services.

Watermark Transition Services Agreement

        On October 22, 2019, CWI 2 and Watermark entered into a transition services agreement providing for Watermark to continue to make available to the combined company all of the services that Watermark provided to CWI 2 prior to the merger and for the combined company to provide certain services to Watermark or its affiliates. Except with respect to particular services provided by the combined company to Watermark, the term of the transition services agreement is 12 months from the effective date of the internalization transaction. Watermark or the combined company, in their respective capacities as service providers under such transition services agreement, will be paid their respective costs of providing the services and will be reimbursed for all expenses of providing the services.

Watermark Trademark Coexistence Agreement

        On October 22, 2019, CWI 2 and Watermark entered into a trademark coexistence agreement, in which Watermark agreed to CWI 2's exclusive adoption, use, and registration of the mark WATERMARK LODGING TRUST and CWI 2 agreed not to use or interfere with certain of Watermark's trademarks.

Commitment Agreement

        In connection with the proposed merger and internalization transaction, on October 1, 2019, CWI 1, CWI 2, Watermark, and Mr. Medzigian entered into a commitment agreement. The commitment agreement provides for, among other things, (i) the wind-down of all capital-raising and investment activities of the WLI fund, a private investment fund managed by Watermark, (ii) the orderly liquidation and wind-down of the WLI fund in accordance with applicable law and subject to the terms and conditions of the commitment agreement, (iii) the agreement by Watermark and Mr. Medzigian to devote their business activities exclusively to the affairs of CWI 1 and CWI 2, including pursuant to the subadvisory agreements and other activities set forth in the commitment agreement, in each case, until the earlier of (x) termination of the commitment agreement due to default by CWI 1 or CWI 2 thereunder, (y) 12 months after termination of the subadvisory agreements, or (z) 18 months after the effective date of the commitment agreement, and (iv) the payment by CWI 1 and CWI 2 to Watermark of an aggregate of $6,950,000 (of which CWI 1 is responsible for $4,100,500 and CWI 2 is responsible for $2,849,500), with $5,000,000 of the aggregate payment due by October 25, 2019, and $1,950,000 due by January 15, 2020.

CEO Employment Agreement

        On October 22, 2019, CWI 2 entered into an employment agreement with Mr. Medzigian setting forth the terms upon which Mr. Medzigian will serve as the combined company's Chief Executive Officer from and after the closing date of the merger. The CEO employment agreement has an initial term of four years and will automatically renew for additional one-year periods, unless either the combined company or Mr. Medzigian, at least six months prior to the scheduled expiration date, provides written notice of its or his intent not to renew or unless terminated earlier in accordance with the terms thereof (the "employment term"). CWI 2 has agreed to nominate Mr. Medzigian to serve as a director on the combined company's board of directors each year during the employment term and has agreed that he will serve as chairman of the board during the first 12 months of the employment term and thereafter until replaced as chairman by the affirmative vote of a majority of the combined company's board of directors (without Mr. Medzigian voting).

        Pursuant to the terms of the CEO employment agreement, Mr. Medzigian is entitled to, among other things:

  •
  an annual base salary of $775,000, subject to annual review for increase (but not decrease) by the compensation committee of the CWI 2 board;

  •
  an annual cash bonus opportunity based on achievement of corporate and individual performance goals, with an annual bonus equal to 150% of his annual base salary if target levels of performance for that year are achieved, and with greater or lesser amounts (including zero) paid for performance above and below target;

  •
  on the closing date of the merger, an award of the combined company's RSUs with a value (based on CWI 2's most recent estimated NAV per share) equal to $6 million, which equity grant will be eligible to vest 25% per year on the first four anniversaries of the grant date, with 75% thereof vesting with regard to time only based on continued employment, and with 25% vesting with regard to time but subject to the sole discretion of the CWI 2 board that the award should not vest (i.e., forfeited for no consideration) based on the combined company's or Mr. Medzigian's performance;

  •
  payments and benefits upon termination of employment as follows:

  •
  Death or Disability (as defined in the CEO employment agreement): (i) base salary earned but not paid as of the termination date, any accrued annual bonus earned by Mr. Medzigian for the prior fiscal year but not yet paid, reimbursement for unpaid expenses to which Mr. Medzigian is entitled to reimbursement, and any accrued vacation time or other vested compensation or benefits to which Mr. Medzigian is entitled under any benefit plans (collectively, the "accrued obligations"); (ii) an annual bonus for the fiscal year in which the termination occurs, pro-rated for the amount of time Mr. Medzigian is employed during such fiscal year, assuming target performance (the "pro rata bonus"); (iii) vesting of one-half of the combined company's RSUs, common stock or partnership interests subject to equity awards that vest with regard to time only without regard to the discretion of the combined company's board (the "equity vesting"); and (iv) any benefits required to be provided under an employee benefit plan of CWI 2 (the "other benefits");

  •
  without Cause or with Good Reason (each as defined in the CEO employment agreement): (i) the accrued obligations; (ii) subject to Mr. Medzigian's delivery of a customary release and compliance with restrictive covenants set forth in the CEO employment agreement, (A) a lump sum payment equal to two (2) times the sum of (a) his base salary then in effect and (b) the greater of (x) the average of the annual bonus paid to Mr. Medzigian for the two fiscal years immediately preceding the fiscal year in which termination occurs or (y) Mr. Medzigian's target bonus for the fiscal year in which termination occurs; (B) the equity vesting; (C) healthcare benefits for 18 months following termination; (D) the expiration of any transfer restrictions and lock-ups on any of the combined company's or its affiliates' securities held by Mr. Medzigian, provided Mr. Medzigian is no longer a member of the CWI 2 board; and (E) the other benefits;

    •
    retirement after the age of 65: (i) the accrued obligations; (ii) the pro rata bonus; and (iii) the other benefits; and

    •
    with Cause or by Mr. Medzigian other than for Good Reason: (i) the accrued obligations, unless terminated for Cause, in which case Mr. Medzigian's annual bonus for the prior fiscal year immediately preceding such termination will not be paid; and (ii) the other benefits.

        The CEO employment agreement also provides that Mr. Medzigian will be subject to one-year non-competition and non-solicitation covenants and other restrictive covenants.

Other Executive Employment Agreements

CFO Employment Agreement

        CWI 2 has entered into an employment letter agreement with Mallika Sinha under which CWI 2 will retain her services as the combined company's full time chief financial officer from and after the closing of the merger and the internalization.

        Pursuant to the terms of the letter agreement, Ms. Sinha will be entitled to, among other things:

  •
  an annual base salary of $375,000;

  •
  eligibility for a discretionary annual cash bonus in a target range of 100% of base salary;

  •
  eligibility to participate in an equity incentive plan, if adopted, with a discretionary initial grant value targeted in the range of $400,000; and

  •
  payments and benefits upon a termination without Cause (as defined in the employment letter agreement) as follows:

  •
  (i) an amount equal to the sum of annual base salary plus target bonus for the year of termination, divided by 24, payable in semi-monthly installments following termination for the longer of (x) 12 months or (y) the number of months from the date of termination through the second anniversary of the commencement of employment; and

  •
  (ii) one half of any unvested equity awards will become vested, in each case subject to Ms. Sinha's continued compliance with customary post-termination restrictive covenants.

CIO Employment Agreement

        CWI 2 and Gilbert Murillo have agreed on the principal terms of his compensation for CWI 2 to retain his services as the combined company's full time chief investment officer from and after the closing of the merger and the internalization.

        Pursuant to the terms of the letter agreement, Mr. Murillo will be entitled to, among other things:

  •
  an annual base salary of $350,000;

  •
  eligibility for a discretionary annual cash bonus in a target range of 65% of base salary; and

  •
  eligibility to participate in an equity incentive plan, if adopted, with a discretionary initial grant value targeted in the range of $350,000.

THE CWI 2 LISTING CHARTER RESTATEMENT

        The following is a brief summary of the material provisions of the CWI 2 listing charter restatement, a copy of which is attached as Annex D and incorporated by reference in this Joint Proxy Statement/Prospectus. The summary is qualified in its entirety by reference to the full text, which you should read in its entirety.

Overview

NASAA REIT Guidelines

        CWI 2's charter currently includes certain provisions required by the REIT Guidelines of the North American Securities Administrators Association, Inc. (the "NASAA REIT Guidelines") that apply to REITs with shares that are publicly registered with the SEC but are not listed on a national securities exchange. The charter was designed to be consistent with other non-traded REITs and to satisfy certain requirements imposed by state securities administrators in connection with CWI 2's public offering. These requirements do not apply to securities that are listed on a national securities exchange, such as the NYSE or Nasdaq. As discussed in the section titled "The Merger—CWI 2's Reasons for the Merger and the Internalization" beginning on page 122, one of the principal benefits of the proposed transaction identified by the CWI 2 special committee and board is the belief that the proposed transaction will better position the combined company for a stock exchange listing or an initial public offering in the future.

        The CWI 2 board believes that the limitations included in CWI 2's charter that derive from the NASAA REIT Guidelines create interpretive questions resulting in uncertainty that could impair CWI 2's ability to operate if and when it becomes a listed company. The CWI 2 board believes that by removing the NASAA-mandated provisions and amending and restating CWI 2's charter, in connection with a stock exchange listing or an initial public offering of the combined company, to instead include only those restrictions required by Maryland law (under which CWI 2 is organized) or are more customary for an exchange-listed REIT, the resulting charter will be more similar to those of publicly traded REITs incorporated in Maryland.

        In determining to recommend the CWI 2 listing charter restatement, the CWI 2 special committee and board observed, among other considerations:

  •
  The combined company may seek to provide liquidity to its stockholders through an eventual public listing of its shares. The NASAA-mandated provisions are not typically included in the charters of listed REITs and could prevent the combined company from pursuing opportunities that it deems to be advantageous or impose obligations that may add to its costs or prevent it from responding quickly to such opportunities. The CWI 2 listing charter restatement will be filed and made effective only in connection with a stock exchange listing or an initial public offering of the combined company. If there is no such listing or offering, the CWI 2 listing charter restatement will never become effective.

  •
  The CWI 2 listing charter restatement will bring the charter more in line with those of publicly listed companies, including providing that directors may be removed only for cause and that upon the listing of a class of common stock for trading on a national securities exchange, each share of the class or classes of common stock that are not so listed will automatically and without any action on the part of the holder thereof convert into a certain number of shares of the listed class of common stock.

  •
  The combined company will be a self-administered company upon the consummation of the internalization, and the CWI 2 listing charter restatement will remove provisions regarding the combined company's relationship with the Advisor, which will become irrelevant.

  •
  Under Maryland law and CWI 2's charter, CWI 2 stockholders will not be entitled to rights of appraisal with respect to any of the proposals under the CWI 2 listing charter restatement proposal. Accordingly, to the extent that CWI 2 stockholders object to any or all of the proposals, you will not have the right to have a court judicially determine (and you will not receive) the fair value for your shares of common stock under the provisions of Maryland law governing appraisal rights.

  Provisions Regarding the Advisor and its Affiliates

        CWI 2's current charter contemplates CWI 2 being advised and managed by an external advisor and includes provisions that govern its relationship with the Advisor and its affiliates. Among other things, the provisions limit the term of the CWI 2 advisory agreement to no more than one year, require the advisory agreement to be terminable upon 60 days' notice and without penalty, require CWI 2's independent directors to supervise the Advisor, and limit the amount of fees that CWI 2 may pay and expenses that it may reimburse to the Advisor. The CWI 2 listing charter restatement removes such provisions because they became inapplicable upon the combined company becoming self-administered and are inconsistent with charters of publicly traded REITs.

        In addition, CWI 2's current charter contains numerous provisions that limit CWI 2's ability to engage in transactions with, among other persons, CWI 2's Advisor, director or officers, or any of their respective affiliates. In general, these provisions require that such transactions ("affiliated transactions") be approved by CWI 2's independent directors. They also contain limitations on the substantive aspects of the affiliated transactions themselves, such as restrictions on the consideration to be paid for services provided or assets acquired from or sold to such persons. These provisions address a number of transactions, including joint ventures, sales, and leases to and from CWI 2, and loans to and from CWI 2, as well as general restrictions on affiliated transactions with the Advisor and its affiliates. The CWI 2 listing charter restatement removes these limitations because they became inapplicable, at least with respect to the Advisor and its affiliates, upon the internalization and are inconsistent with charters of listed REITs. Additionally, Maryland law provides a statutory safe harbor for related party transactions in which certain disclosures and disinterested approvals are made. Under Maryland law, a transaction with any of CWI 2's directors, or any entity in which any of CWI 2's directors is a director or has a material financial interest, is not voidable so long as the transaction is approved by a majority of CWI 2's independent directors or disinterested stockholders or the transaction is fair and reasonable to CWI 2. The CWI 2 board does not believe that the removal of these limitations related to the Advisor and its affiliates will have an adverse effect on CWI 2 because of the protections otherwise afforded by Maryland law. This change will enable the combined company to have a charter appropriate for a self-administered company and listed company.

        However, this change poses a risk as the proposed charter revisions would also remove limitations on transactions with any director (not just those affiliated with the Advisor). The CWI 2 board believes that the limitations are overly restrictive (and not typical of listed REIT charters) and could prevent the combined company from effecting a transaction that would otherwise be in the combined company's best interest; and the removal of the limitations would permit the combined company (without certain votes of and determinations by the independent directors as currently required by CWI 2's charter) to enter into a transaction with a director independent of the combined company.

  Provisions Regarding Investor Suitability

        CWI 2's current charter imposes certain suitability and minimum investment requirements on investors in CWI 2 common stock in accordance with the NASAA REIT Guidelines. The CWI 2 listing charter restatement removes the requirements. The removal generally will provide the combined company with greater flexibility to issue shares and may provide stockholders with greater ability to sell shares, since prospective buyers would no longer be subject to the financial suitability standards imposed by the NASAA REIT Guidelines, and also will permit transfers of shares in any amount. Furthermore, the removal of the provisions will eliminate the requirement that anyone selling shares on the combined company's or its advisor's behalf make a determination that the purchase of the combined company's shares is a suitable and appropriate investment for the prospective stockholder (although CWI 2 is currently not selling shares); instead, prospective stockholders or their financial advisers, or both, would determine for themselves whether an investment in the combined company is a suitable and appropriate investment.

  Provision Regarding Distribution Reinvestment Plans

        Consistent with the NASAA REIT Guidelines, CWI 2's current charter contains provisions related to CWI 2's distribution reinvestment plan that established disclosure of material information, including tax consequences of reinvesting distributions and withdrawal rights of participating stockholders. The CWI 2 listing charter restatement deletes such provisions.

  Provisions Regarding Directors

        In accordance with the NASAA REIT Guidelines, CWI 2's current charter contains provisions relating to CWI 2's directors. The CWI 2 listing charter restatement deletes these NASAA-mandated provisions, which relate to the number and independence of directors, the term and experience of directors, the committees of the combined company's board of directors, the fiduciary obligations of the directors, and approval of certain matters by the independent directors.

        Number and Independence of Directors.    The CWI 2 listing charter restatement deletes the requirement that the board of directors be comprised of at least three directors. Under the MGCL, the combined company's board of directors may be comprised of as few as one director. In connection with a stock exchange listing, a majority of the board of directors will still be required to be composed of independent directors; however, independence will no longer be determined based on the definition of independence in the NASAA REIT Guidelines and will instead be determined under the rules of the applicable stock exchange. CWI 2 does not expect that removing NASAA-imposed director requirements will affect the composition of the combined company's board of directors.

        Term and Experience of Directors.    The CWI 2 listing charter restatement deletes the NASAA REIT Guidelines requirement that each director hold office for one year, until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies, as this provision is redundant of the default provisions of the MGCL relating to the term of directors. In addition, the CWI 2 listing charter restatement deletes the NASAA REIT Guidelines requirements that any director have at least three years of relevant experience demonstrating the knowledge and experience required to successfully acquire and manage the combined company's assets and that at least one independent director have at least three years of relevant real estate experience. This NASAA-mandated provision is more restrictive than what is required under the MGCL and any national securities exchange.

        Committees.    The CWI 2 listing charter restatement deletes the NASAA REIT Guidelines requirement that a majority of the members of all committees (including ad hoc committees) be independent directors, as this provision is more stringent than the MGCL and national securities exchange rules with respect to committee composition.

        Fiduciary Obligations.    The CWI 2 listing charter restatement also deletes the NASAA REIT Guidelines statement that directors serve in a fiduciary capacity and have fiduciary duties, which fiduciary duties are not defined in the charter. Under the MGCL, each director has a statutory duty to act in good faith, with a reasonable belief that his or her action is in the combined company's best interests and with the care of an ordinarily prudent person in a like position under similar circumstances. But the MGCL also makes clear that the MGCL is the sole source of the duties of a director to a Maryland corporation or its stockholders. This change is advisable, as it is not desirable to establish multiple standards governing the duties of directors under Maryland law.

        Approval by Independent Directors.    The CWI 2 listing charter restatement deletes the NASAA REIT Guidelines requirement that certain matters be approved by the independent directors, as this requirement is more restrictive than the requirements under Maryland law and the change will provide the customary flexibility available to other REITs.

  Provisions Regarding Investment Objectives and Limitations

        Investment Objectives.    CWI 2's current charter contains limitations and restrictions from the NASAA REIT Guidelines on CWI 2's ability to make certain types of investments (including investments in certain mortgage loans, unimproved property, or equity securities). The CWI 2 board believes that it is desirable to eliminate these restrictions on potential transactions that could become available to the combined company and that could be in the combined company's best interest. The CWI 2 board further believes that the limitations are rarely, if ever, found in the charter of a listed REIT. However, the proposed CWI 2 listing charter restatement will increase the risk of the combined company pursuing such transactions, which, if such investments perform poorly, could adversely affect the combined company's results of operations and the value of your investment in the combined company.

        Indebtedness.    CWI 2's current charter also limits CWI 2's ability to incur indebtedness, consistent with the NASAA REIT Guidelines. Currently, CWI 2's charter prohibits CWI 2 from incurring debt that would cause CWI 2's borrowings to exceed 75% of the total costs of its investments or 300% of its net assets (whichever is less) unless a majority of the independent directors on the CWI 2 board approves the borrowing and such borrowing is disclosed in CWI 2's next quarterly report filed with the SEC along with a justification for the excess. If the CWI 2 listing charter restatement is approved, this restriction on the combined company's borrowings will be removed and there will be no restriction on the combined company's leverage. Therefore, the combined company could become more highly leveraged, resulting in an increase in the amount of debt repayment. This, in turn, could increase the combined company's risk of default on its obligations and adversely affect its results of operations and its ability to make distributions to its stockholders. Despite these risks, the CWI 2 board recommends this change because it increases the combined company's flexibility to incur debt that might be in the combined company's best interests and lessens the administrative burdens associated with a higher debt level should such debt be deemed to be in its best interest.

        Issuance of Certain Securities.    Consistent with the NASAA REIT Guidelines, CWI 2's charter also limits CWI 2's ability to issue certain securities, including equity securities on a deferred-payment basis or other similar arrangement, debt securities in the absence of adequate cash flow to cover debt service, and equity securities that are assessable. If the CWI 2 listing charter restatement is approved, these restrictions will be removed and the combined company will be able to issue the securities described above. The CWI 2 board recommends this change because it removes limitations on issuances of securities that the board could determine to be in the combined company's best interest. The CWI 2 board believes that such flexibility will be advantageous, but the proposed change also increase the risk that the combined company will issue securities that could negatively impact the value of your investment. In particular, the issuance of debt securities in the absence of adequate cash flow to cover the debt service would adversely affect the combined company's ability to make distributions to its stockholders.

        The CWI 2 listing charter restatement also deletes the NASAA REIT Guidelines requirement that when a privately issued share of stock is entitled to vote on a matter with the holders of shares of publicly offered common stock, the relationship between the number of votes per share of such stock and the consideration paid to the combined company for such share will not exceed the relationship between the number of votes per any publicly offered share of common stock and the book value per outstanding share of common stock, which could prevent the combined company from issuing certain stock in a private offering that the combined company's board of directors determines to be in the combined company's best interest.

  Provisions Regarding Stockholders and Stockholder Voting

        Stockholder Meetings.    The CWI 2 listing charter restatement provides for the removal of the NASAA REIT Guidelines requirements in CWI 2's charter that (a) an annual meeting of stockholders must be held no less than 30 days after delivery of the annual report filed with the SEC, (b) a director must receive the affirmative vote of a majority of the shares present in order to be elected, as the MGCL requires only a plurality of the votes cast, and (c) a special meeting of stockholders must be called upon request of the holders of at least 10% of the outstanding shares entitled to vote, as under the MGCL the percentage required to call a meeting can be and for exchange-listed REITs often is as high as a majority. In addition, the CWI 2 listing charter restatement deletes the provisions relating to notice of stockholder meetings and quorum at such meetings, as such provisions are typically included in a company's bylaws.

        Amendment of CWI 2 Charter and Stockholder Approvals.    The CWI 2 listing charter restatement deletes the NASAA REIT Guidelines provision that permits stockholders to amend the combined company's charter without the concurrence of the combined company's board of directors, which is not permitted under the MGCL, as well as the provision relating to stockholder approval of certain matters, as the MGCL already requires stockholder approval for such matters except in limited circumstances.

        Voting Limitations.    The CWI 2 listing charter restatement provides for the removal of the NASAA REIT Guidelines restrictions in CWI 2's charter on voting of common stock by directors, the Advisor, and their affiliates regarding the removal of any of them or a transaction between the combined company and any of them, as these are restrictions are not are not contained in the MGCL and are not customary to include in listed company charters.

        Right of Inspection and Access to Stockholder List.    The CWI 2 listing charter restatement deletes provisions relating to the combined company stockholders' ability to inspect the combined company's records and access its stockholder list. The provisions currently in CWI 2's charter were included to meet requirements imposed by the NASAA REIT Guidelines and are not consistent with the charters of other Maryland corporations, which generally rely on Maryland law to govern access to a stockholder list. If the CWI 2 listing charter restatement is approved, the rights of stockholders to inspect and copy certain corporate documents, including the ability to obtain a stockholder list, will be limited to the rights provided for under the MGCL, which are more restrictive than those currently in CWI 2's charter.

        Reports.    The CWI 2 listing charter restatement deletes the NASAA REIT Guidelines requirement that an annual report be provided to each stockholder within 120 days after the end of the fiscal year. The MGCL already requires that an annual statement of affairs, including a balance sheet and a financial statement of operations, be submitted at the annual meeting of stockholders and be made available for inspection within 20 days thereafter.

  Provisions Regarding Indemnification of Directors and Officers

        Consistent with the NASAA REIT Guidelines, CWI 2's current charter includes restrictions on exculpation and indemnification that are not contained in the MGCL, including restrictions on exculpation and indemnification of officers and affiliated directors whose liability was the result of negligence or misconduct and of independent directors whose liability was the result of gross negligence or willful misconduct. The advancement of litigation-related expenses to directors and officers is also significantly restricted under CWI 2's current charter; for example, in a stockholder derivative suit, CWI 2 may not advance expenses to its directors and officers unless a court of competent jurisdiction first approves such advancement. Under the MGCL, a Maryland corporation may include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property, or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. In addition, the MGCL generally permits a Maryland corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities, unless it is established that (x) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (y) the director or officer actually received an improper personal benefit in money, property, or services, or (z) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Finally, the MGCL provides that a Maryland corporation may pay or reimburse reasonable expenses incurred by a director or officer who is a party to a proceeding in advance of the final disposition of the proceeding upon receipt by the corporation of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and (2) a written undertaking by him or her (or on his or her behalf) to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

        Because litigation involving companies exploring strategic alternatives or considering possible liquidity events is common, and in order to conform the combined company's charter more closely with those of competitor REITs that are listed on an exchange and to retain and recruit qualified and experienced officers and directors, the CWI 2 board recommends amending the charter to provide directors and officers the maximum exculpation, indemnification, and advancement of expenses permitted under Maryland law.

Amendments to Bring the Charter More in Line with Those of Publicly Listed Companies

        The CWI 2 board is proposing certain other changes to the combined company's charter in order to bring it more in line with those of publicly listed companies, including adding provisions that directors may be removed only for cause.

  Cause Requirement for Director Removal

        As permitted by the MGCL and consistent with the charters of many exchange-traded REITs, the CWI 2 listing charter restatement provides that a director may be removed only for cause, which means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to the combined company through bad faith or active and deliberate dishonesty.

  Conversion Upon Listing

        The CWI 2 listing charter restatement provides that upon the listing of a class of common stock for trading on a national securities exchange, each share of the class or classes of common stock that are not so listed will automatically and without any action on the part of the holder thereof convert into a number of shares of the listed class of common stock equal to a fraction, the numerator of which is the net asset value allocable to the shares of the applicable non-listed class of common stock and the denominator of which is the net asset value allocable to the shares of the listed class of common stock.

Conforming Changes and Other Ministerial Modifications

        The CWI 2 listing charter restatement reflects conforming changes and other modifications of a ministerial nature that are necessary in view of the proposed changes described above. These include, among others, deletion and revision of definitions, references, cross-references, and other provisions that are no longer applicable to the combined company or that need to be updated, and the necessary renumbering and relettering of remaining provisions.

        Please see the complete text of the CWI 2 listing charter restatement, which is attached as Annex D to this Joint Proxy Statement/Prospectus and reflects all the proposed changes to CWI 2's current charter to be included in the CWI 2 listing charter restatement. The summary descriptions above are qualified in their entirety by the complete text.

Vote Required

        The foregoing amendments to CWI 2's charter must be approved by the affirmative vote of a majority of the votes entitled to be cast on the matter. Votes are cast either in person or by proxy. Any shares not voted (whether by abstention, broker non-vote, or otherwise) will have the same effect as a vote against this proposal.

Recommendation of the CWI 2 Board of Directors

        The CWI 2 board recommends that CWI 2's stockholders vote "FOR" the proposal to approve the CWI 2 listing charter restatement.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income tax considerations relating to (i) the merger and (ii) CWI 2's qualification and taxation as a REIT and the acquisition, holding, and disposition of shares of CWI 2 common stock. For purposes of this section, under the heading "Material U.S. Federal Income Tax Considerations," references to CWI 2 mean only CWI 2 (and, following the merger, the combined company) and not CWI 2's subsidiaries or other lower-tier entities, except as otherwise indicated. This summary is based upon the Code, the Treasury Regulations, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax considerations described in this summary. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that CWI 2 will operate, and CWI 2's subsidiaries and other lower-tier and affiliated entities will operate, in each case, in accordance with such entity's applicable organizational documents. This summary is for general information only and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular stockholder in light of its investment or tax circumstances or to stockholders subject to special tax rules, such as:

  •
  U.S. expatriates;

  •
  persons who mark-to-market CWI 2's shares;

  •
  subchapter S corporations;

  •
  U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;

  •
  financial institutions;

  •
  insurance companies;

  •
  broker-dealers;

  •
  regulated investment companies;

  •
  trusts and estates;

  •
  persons who receive CWI 2's shares through the exercise of employee share options or otherwise as compensation;

  •
  persons holding CWI 2's shares as part of a "straddle," "hedge," "conversion transaction," "synthetic security," or other integrated investment;

  •
  persons subject to the alternative minimum tax provisions of the Code;

  •
  persons holding CWI 2's shares through a partnership or similar pass-through entity;

  •
  persons holding shares constituting 10% or more (by vote or value) of the ownership of CWI 2;

  •
  stockholders subject to special tax accounting rules as a result of their use of "applicable financial statements" (within the meaning of Section 451(b)(3) of the Code);

  and, except to the extent discussed below:

    •
    tax-exempt organizations; and

    •
    non-U.S. stockholders (as defined below).

        This summary assumes that stockholders will hold CWI 2's shares as capital assets, which generally means as property held for investment.

        For these purposes, a "U.S. stockholder" is a beneficial owner of shares of CWI 2 common stock or CWI 1 common stock, who acquires CWI 2 common stock pursuant to the merger, that for U.S. federal income tax purposes is:

  •
  a citizen or resident of the U.S.;

  •
  a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of a political subdivision thereof (including the District of Columbia);

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

        For purposes of this summary, a "non-U.S. stockholder" is a beneficial owner of shares of CWI 2 common stock or CWI 1 common stock, who acquire CWI 2 common stock pursuant to the merger, that is not a U.S. stockholder.

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds CWI 2's shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding CWI 2's shares should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the merger and of the acquisition, ownership and disposition of CWI 2's shares by the partnership.

        THE U.S. FEDERAL INCOME TAX TREATMENT OF THE MERGER, ACQUIRING, HOLDING AND DISPOSING OF CWI 2'S SHARES, AND OF REITS GENERALLY IS HIGHLY TECHNICAL AND COMPLEX AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE U.S. FEDERAL INCOME TAX CONSIDERATIONS TO ANY PARTICULAR STOCKHOLDER OF THE MERGER AND OF ACQUIRING, HOLDING, AND DISPOSING OF CWI 2'S SHARES WILL DEPEND ON THE STOCKHOLDER'S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF THE MERGER AND OF ACQUIRING, HOLDING, AND DISPOSING OF SHARES OF CWI 2 COMMON STOCK.

Material U.S. Federal Income Tax Considerations of the Merger

Material U.S. Federal Income Tax Considerations of the Merger to U.S. Stockholders

        The parties intend for the merger to be treated as a reorganization for U.S. federal income tax purposes. It is a condition to the obligation of CWI 2 to complete the merger that CWI 2 receives an opinion from Clifford Chance US LLP, dated as of the closing date, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. It is a condition to the obligation of CWI 1 to complete the merger that CWI 1 receives an opinion from Hogan Lovells US LLP, dated as of the closing date, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on representation letters provided by CWI 2 and CWI 1 and on customary representations and assumptions, and subject to customary qualifications. Neither of the opinions described above will be binding on the IRS or any court. CWI 2 and CWI 1 have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger and, as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

        Provided the merger is treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, upon exchanging your CWI 1 common stock for CWI 2

Class A common shares, you generally will not recognize gain or loss. The aggregate tax basis in the CWI 2 Class A common shares that you receive in the merger will equal your aggregate adjusted tax basis in the CWI 1 common stock you surrender. Your holding period for the CWI 2 Class A common shares that you receive in the merger will include your holding period for the CWI 1 common stock that you surrender in the exchange.

        If the merger were to fail to qualify as a tax-free reorganization, then you generally would recognize gain or loss, as applicable, equal to the difference between (i) the sum of the fair market value of the shares of CWI 2 Class A common stock you received in the merger; and (ii) the adjusted tax basis in your CWI 1 common stock.

Partnership Merger

        Following the merger, CWI 1 Operating Partnership will merge with a wholly owned disregarded subsidiary of CWI 2 Operating Partnership, with CWI 1 Operating Partnership surviving as a disregarded subsidiary of CWI 2 Operating Partnership (the "partnership merger"). The partnership merger will be treated for U.S. federal income tax purposes as a contribution of assets by CWI 1 Operating Partnership to CWI 2 Operating Partnership in return for limited partner interests of CWI 2 Operating Partnership, followed by a liquidation of CWI 1 Operating Partnership and a distribution of limited partner interests of CWI 2 Operating Partnership held by CWI 1 Operating Partnership to the holders of CWI 1 Operating Partnership in liquidation. Section 721(a) of the Code generally provides that a transferor will not recognize gain or loss upon the contribution of property to a partnership in exchange for an interest in such partnership. Accordingly, CWI 2 will not recognize any gain or loss as a result of the partnership merger transaction, and, through its operating partnership, will take a carryover basis in the assets contributed to CWI 2 Operating Partnership.

Material U.S. Federal Income Tax Considerations Relating to CWI 2's Qualification as a REIT

        This section summarizes the material U.S. federal income tax considerations generally relating to CWI 2's qualification and taxation as a REIT.

        The sections of the Code and the corresponding Treasury Regulations that relate to the qualification and taxation as a REIT are highly technical and complex. You are urged to consult your tax advisor regarding the specific tax consequences to you of ownership of shares of CWI 2 common stock and of CWI 2's election to be taxed as a REIT. Specifically, you should consult your tax advisor regarding the U.S. federal, state, local, foreign, and other tax consequences of such ownership and election and regarding potential changes in applicable tax laws.

REIT Qualification of CWI 1 and CWI 2

        It is a condition to the obligation of CWI 2 to complete the merger that CWI 1 receive an opinion from counsel acceptable to CWI 2 ("CWI 1 REIT Counsel") to the effect that, commencing with CWI 1's taxable year ended December 31, 2011, CWI 1 has been organized and operated in conformity with the requirements for qualification as a REIT under the Code and CWI 1's actual method of operation has enabled CWI 1 to meet, through the closing date, the requirements for qualification and taxation as a REIT under the Code. It is a condition to the obligation of CWI 1 to complete the merger that CWI 2 receive an opinion from counsel acceptable to CWI 1 ("CWI 2 REIT Counsel") to the effect that commencing with CWI 2's taxable year that ended December 31, 2015, CWI 2 has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and CWI 2's current and proposed method of operation will enable CWI 2 to continue to meet the requirements for qualification and taxation as a REIT under the Code.

        It must be emphasized that these opinions are based on various assumptions relating to each REIT's ownership and operation, are conditioned upon factual representations and covenants made by CWI 1 and CWI 2, respectively, as well as the Advisor regarding CWI 1 and CWI 2's organization, assets, income, the present and future operations, including each of CWI 1 and CWI 2's lease agreements with their TRSs, and other items regarding CWI 1 and CWI 2's ability to meet the various requirements for qualification as a REIT, and assume that such representations are accurate and complete and that CWI 2 will take no action inconsistent with its qualification as a REIT in the future. The opinions of CWI 1 REIT Counsel and CWI 2 REIT Counsel are expressed as of the date issued. CWI 1 REIT Counsel and CWI 2 REIT Counsel have no obligation to advise CWI 2 or its stockholders of any change in the matters stated, represented or assumed, or of any change in the applicable law, subsequent to the effective date of this Joint Proxy Statement/Prospectus. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. The opinions do not foreclose the possibility that CWI 2 may have to utilize one or more of the REIT savings provisions discussed below, which could require CWI 2 to pay an excise or penalty tax (which tax could be significant in amount) in order for it to maintain its REIT qualification. Qualification and taxation as a REIT depend on CWI 2's ability to meet, on a continuing basis, through actual operating results, distribution levels, and diversity of stock and asset ownership, various qualification requirements imposed upon REITs by the Code, its compliance with which will not be reviewed by CWI 2 REIT Counsel. In addition, CWI 2's ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which CWI 2 invests, which entities will not have been reviewed by CWI 2 REIT Counsel. CWI 2's ability to qualify as a REIT also requires that CWI 2 satisfy certain asset tests, some of which depend upon the fair market value of assets that it owns directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of CWI 2's operations for any taxable year have satisfied or will satisfy the requirements for qualification and taxation as a REIT.

        In addition, given the possibility that CWI 2 may be determined to be a "successor" corporation of CWI 1 and CWI 2 will own all the assets of CWI 1 after the merger, the opinion of CWI 2 REIT Counsel regarding CWI 2's ability to qualify as a REIT after consummation of the merger will rely on, and assume the accuracy of, the opinion of CWI 1 REIT Counsel that since the taxable year ended December 31, 2011 and through the closing date of the merger CWI 1 has been organized and operated in conformity with the requirements for qualification as a REIT. See "—Successor REIT, Tax Liabilities and Attributes Inherited from CWI 1." In addition, the opinion of CWI 2 REIT Counsel assumes the IRS will grant CWI 2's request for an extension of time pursuant to Treasury Regulation Section 301.9100-3 to timely make TRS elections with respect to three of CWI 2's subsidiaries that lease qualified lodging facilities from CWI 2 Operating Partnership. See "—Effect of Subsidiary Entities—Taxable REIT Subsidiaries" below. The remainder of the discussion in this Joint Proxy Statement/Prospectus, unless otherwise noted, assumes that the IRS will grant such extensions of time and that therefore such CWI 2 subsidiaries will be treated as TRSs leasing qualified lodging facilities from CWI 2 for all relevant periods.

        CWI 2 intends to continue to operate in a manner to qualify as a REIT following the merger, but there is no guarantee that it will qualify or remain qualified as a REIT.

        Qualification and taxation as a REIT depend upon CWI 2's ability to meet, through actual annual (or, in some cases, quarterly) operating results, requirements relating to income, asset ownership, distribution levels and diversity of share ownership, and the various REIT qualification requirements imposed under the Code. Given the complex nature of the REIT qualification requirements, the ongoing importance of factual determinations and the possibility of future changes in the circumstances, there can be no guarantee that the actual operating results of CWI 1 or CWI 2 have satisfied or will satisfy the requirements for taxation as a REIT under the Code for any particular tax year. None of the opinions described above will be binding on the IRS or any court.

Successor REIT, Tax Liabilities, and Attributes Inherited from CWI 1

        If CWI 1 failed to qualify as a REIT prior to the closing of the merger, CWI 2, if it is determined to be a "successor" of CWI 1, would fail to qualify as a REIT and would be prohibited from making a REIT election for any taxable year prior to the fifth taxable year following the year during which CWI 1 was disqualified. In addition, if CWI 1 failed to qualify as a REIT for any of its taxable years, then, among other consequences, CWI 1 would be liable for (and CWI 2 would be directly or indirectly obligated to pay) U.S. federal income tax at regular corporate rates on its taxable income in such years. Moreover, CWI 2 would also succeed to and, in order to qualify as a REIT, would be required to distribute any earnings and profits accumulated by CWI 1 for taxable periods that CWI 1 did not qualify as a REIT.

        After the merger, the asset and income tests will apply to all of CWI 2's assets, including the assets that CWI 2 acquires from CWI 1, and to all of CWI 2's income, including the income derived from the assets that CWI 2 acquires from CWI 1. As a result, the nature of the assets that CWI 2 acquires from CWI 1 and the income that CWI 2 derives from those assets may have an effect on CWI 2's tax qualification as a REIT. Qualification as a REIT requires CWI 2 to satisfy numerous requirements, some on an annual and others on a quarterly basis, as described below. There are only limited judicial and administrative interpretations of these requirements, and qualification as a REIT involves the determination of various factual matters and circumstances which were not entirely within CWI 2's control.

Taxation of REITs in General

        CWI 2 has elected to be taxed as a REIT under the Code, commencing with its taxable year ending December 31, 2015. CWI 2 believes that it has been organized and will operate in a manner that will allow it to qualify for taxation as a REIT under the Code commencing with its taxable year ending December 31, 2015, and CWI 2 intends to continue to be organized and operate in such a manner.

        As indicated above, qualification and taxation as a REIT depends upon CWI 2's ability to meet, on a continuing basis, various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below, under "—Requirements for Qualification—General." While CWI 2 believes that it has been organized, and operated and intends to continue to operate, so that it qualifies as a REIT, no assurance can be given that the IRS will not challenge its qualification as a REIT or that it will be able to operate in accordance with the REIT requirements in the future. See "—Failure to Qualify."

        Provided that CWI 2 qualifies as a REIT, it generally will be entitled to a deduction for dividends that it pays and, therefore, will not be subject to U.S. federal corporate income tax on its net income that is currently distributed to its stockholders. This treatment substantially eliminates the "double taxation" at the corporate and stockholder levels that generally results from investment in a corporation. Rather, income generated by a REIT generally is taxed only at the stockholder level, upon a distribution of dividends by the REIT. See "Tax Aspects of Investments in Partnerships—Taxation of Taxable U.S. Stockholders—Distributions."

        Individuals who are stockholders of corporations that are not REITs are generally taxed on qualifying corporate dividends at a maximum rate of 20% (the same as long-term capital gains), thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, dividends received by individual U.S. stockholders from entities that are taxed as REITs are taxed at rates applicable to ordinary income. However, for taxable years commencing after December 31, 2017 and beginning before January 1, 2026, dividends received by individual U.S. stockholders from REITs that are neither attributable to "qualified dividend income" nor designated as "capital gain dividends" will be eligible for a deduction equal to 20% of the amount of such dividend, subject to certain limitations, resulting in an effective maximum U.S. federal income tax rate of 29.6% on such income. Net operating losses, foreign tax credits, and other tax attributes of a REIT generally do not pass through to the stockholders of a REIT, subject to special rules for certain items, such as capital gains, recognized by REITs. See "—Taxation of Taxable U.S. Stockholders."

        If CWI 2 qualifies as a REIT, it will nonetheless be subject to U.S. federal income tax in the following circumstances:

  •
  CWI 2 will be taxed at regular U.S. federal corporate income tax rates on any undistributed income, including undistributed net capital gains.

  •
  CWI 2 may be subject to the "alternative minimum tax" on its items of tax preference under some circumstances for taxable years ending prior to January 1, 2018.

  •
  If CWI 2 has net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See "—Prohibited Transactions" and "—Foreclosure Property" below.

  •
  If CWI 2 elects to treat property that it acquires in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as "foreclosure property," it may thereby (a) avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (b) treat income and gain from such property as qualifying income for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable corporate tax rate (currently 21%).

  •
  If CWI 2 fails to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a 100% tax on an amount equal to (a) the greater of (1) the amount by which it fails the 75% gross income test or (2) the amount by which it fails the 95% gross income test, as the case may be, multiplied by (b) a fraction intended to reflect its profitability.

  •
  If CWI 2 fails to satisfy any of the REIT asset tests, as described below, by larger than a de minimis amount, but its failure is due to reasonable cause and not willful neglect and it nonetheless maintains its REIT qualification because of specified cure provisions, CWI 2 will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 21%) of the net income generated by the nonqualifying assets during the period in which it failed to satisfy the asset tests.

  •
  If CWI 2 fails to satisfy any provision of the Code that would result in CWI 2's failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not willful neglect, it may retain its REIT qualification but it will be required to pay a penalty of $50,000 for each such failure.

  •
  If CWI 2 fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, or the "required distribution," it will be subject to a 4% excise tax on the excess of the required distribution over the sum of (1) the amounts actually distributed (taking into account excess distributions from prior years), plus (2) retained amounts on which income tax is paid at the corporate level.

  •
  CWI 2 may be required to pay monetary penalties to the IRS in certain circumstances, including if it fails to meet recordkeeping requirements intended to monitor its compliance with rules relating to the composition of its stockholders, as described below in "—Requirements for Qualification—General."

  •
  A 100% excise tax may be imposed on certain items of income and expense that are directly or constructively paid between CWI 2 and its TRSs if and to the extent that the IRS successfully adjusts the reported amounts of these items.

  •
  If CWI 2 acquires appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in its hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, it will be subject to tax on such appreciation (determined as of the date of CWI 2's acquisition of such assets) at the highest corporate income tax rate then applicable to the extent that it subsequently recognize gain on a disposition of any such assets during the five-year period following their acquisition from the non-REIT corporation. The results described in this paragraph assume that the non-REIT corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by CWI 2. Treasury Regulations have been issued that generally exclude from the built-in gains tax any gain from the sale of property acquired in an exchange under Code Section 1031 (a like-kind exchange) or Code Section 1033 (an involuntary conversion).

  •
  CWI 2 may elect to retain and pay income tax on its net long-term capital gain. In that case, a stockholder would include its proportionate share of CWI 2's undistributed long-term capital gain (to the extent it makes a timely designation of such gain to the stockholder) in its income and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder's basis in CWI 2's shares.

  •
  CWI 2 may have subsidiaries or own interests in other lower-tier entities that are subchapter C corporations (including TRSs), the earnings of which would be subject to U.S. federal corporate income tax.

        In addition, CWI 2 and its subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including payroll taxes and state, local, and foreign income, franchise, property, and other taxes on assets and operations. As further described below, any TRS in which CWI 2 owns an interest will be subject to U.S. federal income tax on its taxable income. CWI 2 could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

        The Code defines a REIT as a corporation, trust, or association:

  (1)
  that is managed by one or more trustees or directors;

  (2)
  the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

  (3)
  that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

  (4)
  that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

  (5)
  the beneficial ownership of which is held by 100 or more persons;

  (6)
  in which, during the last half of each taxable year, not more than 50% in value of the outstanding shares is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include specified entities);

  (7)
  which meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions; and

  (8)
  that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked.

        The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. CWI 2's organizational documents provide restrictions regarding the ownership and transfer of CWI 2's shares, which are intended to assist in satisfying the share ownership requirements described in conditions (5) and (6) above. For purposes of condition (6), an "individual" generally includes a supplemental unemployment compensation benefit plan, a private foundation or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

        To monitor compliance with the share ownership requirements, CWI 2 is generally required to maintain records regarding the actual ownership of CWI 2's shares. To do so, CWI 2 must demand written statements each year from the record holders of significant percentages of CWI 2's shares, in which the record holders are to disclose the actual owners of the shares (i.e., the persons required to include in gross income the dividends paid by CWI 2). A list of those persons failing or refusing to comply with this demand must be maintained as part of CWI 2's records. Failure by CWI 2 to comply with these recordkeeping requirements could subject it to monetary penalties. If CWI 2 satisfies these requirements and after exercising reasonable diligence would not have known that condition (6) is not satisfied, it will be deemed to have satisfied such condition. A stockholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the shares and other information.

        In addition, a REIT generally may not elect to become a REIT unless its taxable year is the calendar year. CWI 2 satisfies this requirement.

Effect of Subsidiary Entities

        Ownership of Partnership Interests.    In the case of a REIT that is a partner in an entity treated as a partnership for U.S. federal income tax purposes, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT's interest in partnership assets will be based on the REIT's proportionate interest in any securities issued by the partnership, excluding, for these purposes, certain excluded securities as described in the Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, CWI 2's proportionate share of the assets and items of income of partnerships in which it owns an equity interest (including CWI 2's interest in CWI 2 Operating Partnership) is treated as assets and items of income of CWI 2 for purposes of applying the REIT requirements described below. Consequently, to the extent that CWI 2 directly or indirectly holds a preferred or other equity interest in a partnership, the partnership's assets and operations may affect CWI 2's ability to qualify as a REIT, even though CWI 2 may have no control or only limited influence over the partnership. A summary of certain rules governing the U.S. federal income taxation of partnerships and their partners is provided below in "—Tax Aspects of Investments in Partnerships."

        Disregarded Subsidiaries.    If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any entity otherwise treated as a corporation for U.S. federal income tax purposes, other than a TRS (as described below), that is wholly owned by a REIT, by other disregarded subsidiaries or by a combination of the two. Single member limited liability companies that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests.

        Disregarded subsidiaries, along with partnerships in which CWI 2 holds an equity interest, are sometimes referred to in this section as "pass-through subsidiaries."

        In the event that a disregarded subsidiary ceases to be wholly owned by CWI 2 (for example, if any equity interest in the subsidiary is acquired by a person other than CWI 2 or another disregarded subsidiary of it) the subsidiary's separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect CWI 2's ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See "—Asset Tests" and "—Gross Income Tests."

        Taxable REIT Subsidiaries.    A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to corporate income tax on its earnings, which may reduce the cash flow generated by CWI 2 and its subsidiaries in the aggregate and its ability to make distributions to its stockholders.

        A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of such subsidiary corporations in determining the parent's compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries or render commercially unfeasible (for example, activities that give rise to certain categories of income such as nonqualifying hedging income or inventory sales).

        A TRS must not directly or indirectly operate or manage a lodging or health care facility or, generally, provide to another person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated. Although a TRS may not operate or manage a lodging facility, it may lease or own such a facility so long as the facility is a "qualified lodging facility" and is operated on behalf of the TRS by an "eligible independent contractor." A "qualified lodging facility" is, generally, a hotel at which no authorized gambling activities are conducted, and includes the customary amenities and facilities operated as part of, or associated with, the hotel. "Customary amenities" must be customary for other properties of a comparable size and class owned by other owners unrelated to the REIT. An "eligible independent contractor" is an independent contractor that, at the time a management agreement is entered into with a TRS to operate a "qualified lodging facility," is actively engaged in the trade or business of operating "qualified lodging facilities" for a person or persons unrelated to either the TRS or any REITs with which the TRS is affiliated. A hotel management company that otherwise would qualify as an "eligible independent contractor" with regard to a TRS of a REIT will not so qualify if the hotel management company and/or one or more actual or constructive owners of 10% or more of the hotel management company actually or constructively own more than 35% of the REIT, or one or more actual or constructive owners of more than 35% of the hotel management company own 35% or more of the REIT (determined with respect to a REIT whose shares are regularly traded on an established securities market by taking into account only the shares held by persons owning, directly or indirectly, more than 5% of the outstanding shares of the REIT and, if the stock of the eligible independent contractor is publicly traded, 5% of the publicly traded stock of the eligible independent contractor).

        CWI 2 has timely and properly made TRS elections with respect to two subsidiaries that lease qualified lodging facilities from CWI 2 Operating Partnership and a joint venture partnership between CWI 2 and CWI 1, and CWI 2 may also make TRS elections with respect to additional subsidiaries that CWI 2 forms in the future. CWI 2 also has invested in three subsidiaries, two of which are owned in joint venture with CWI 1, that lease qualified lodging facilities from CWI 2 Operating Partnership or such joint ventures with CWI 1. CWI 2 intended but inadvertently failed to make TRS elections with respect to those three subsidiaries. CWI 2 has requested an extension of time from the IRS, pursuant to Treasury Regulation Section 301.9100-3, to timely make a TRS election together with each such subsidiary. CWI 2 believes that it meets the requirements to be granted such extensions and that therefore CWI 2 will be able to continue to properly treat these entities as TRSs leasing qualified lodging facilities from CWI 2 Operating Partnership or joint ventures with CWI 1, as applicable. Nonetheless the IRS may disagree with CWI 2's position and determine not to grant the extension of time, and therefore no assurance can be given that CWI 2 will in fact be able to make such elections to ensure that CWI 2 has qualified and will continue to qualify as a REIT. If the IRS does not grant such extension of time, then, prior to the time at which CWI 2 made a TRS election with respect to such subsidiaries, (1) the rents CWI 2 received from such subsidiaries would constitute non-qualifying related party rental income for purposes of the 95% and 75% REIT gross income tests discussed below under "—Gross Income Tests—Rents from Real Property," and (2) CWI 2's investment in such subsidiaries would constitute non-qualifying assets for purposes of the 10% REIT asset tests discussed below under "—Asset Tests." Under such circumstances, CWI 2 would either fail to qualify as a REIT or, if CWI 2 were able to establish that it acted with reasonable cause and not willful neglect, CWI 2 could maintain its REIT qualification but would be required to pay a penalty tax with respect to such failures in an amount which may be material. See "—Failure to Satisfy the Gross Income Tests," "—Failure to Satisfy the Asset Tests," and "—Failure to Qualify."

        CWI 2 has attempted to take and will continue to take all steps reasonably practicable to ensure that no TRS or any of its subsidiaries will engage in "operating" or "managing" CWI 2's hotel properties. Additionally, CWI 2's TRS lessees contract with one or more hotel management companies with respect to CWI 2's hotel properties. CWI 2 has taken and will continue to take all steps reasonably practicable to ensure that each hotel management company engaged to operate and manage CWI 2's hotel properties qualifies as an "eligible independent contractor" with regard to CWI 2's TRSs. In that regard, constructive ownership under Section 318 of the Code resulting, for example, from relationships between the hotel management companies engaged to operate and manage the hotel properties and CWI 2's other stockholders could impact the hotel management companies' ability to satisfy the applicable ownership limit. Because of the broad scope of the attribution rules of Section 318 of the Code, no assurance can be given that all potential prohibited relationships have been or will be identified. The existence of such a relationship would disqualify a hotel management company as an eligible independent contractor, which could in turn disqualify CWI 2 as a REIT.

        In addition to the restrictions discussed above with respect to qualified lodging facilities, current restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, in certain circumstances, a TRS may not be able to deduct interest paid or accrued by it for U.S. federal income tax purposes. Second, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or a TRS, that exceed the amount that would be paid to or deducted by a party in an arm's-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. CWI 2 believes that all of its transactions with its TRSs have been conducted, and it intends that all such future transactions will be conducted, on an arm's-length basis, and CWI 2 has so represented to CWI 2 REIT Counsel for purposes of CWI 2 REIT Counsel's opinion regarding CWI 2's qualification as a REIT. There can be no assurance, however, that the IRS might not seek to impose the 100% excise tax on a portion of payments received by CWI 2 from, or expenses deducted by, its TRSs in the event that its leases with its TRS lessees or any other transaction between CWI 2 and its TRSs were found to not be at arm's-length.

        To the extent that CWI 2's TRSs pay any taxes, they will have less cash available for distribution to CWI 2. If dividends are paid by the TRSs to CWI 2, then the dividends that CWI 2 designates and pays to its stockholders who are individuals, up to the amount of dividends that CWI 2 receives from such entities, generally will be eligible to be taxed at the reduced 20% maximum U.S. federal rate applicable to qualified dividend income (plus the 3.8% Medicare tax described below when applicable). See "—Taxation of Taxable U.S. Stockholders."

Gross Income Tests

        In order to maintain CWI 2's qualification as a REIT, CWI 2 annually must satisfy two gross income tests. First, at least 75% of CWI 2's gross income for each taxable year, excluding gross income from sales of inventory or property held primarily for sale to customers in the ordinary course of business ("prohibited transactions") and certain hedging and foreign currency transactions, must be derived from assets relating to real property or mortgages on real property, including "rents from real property," dividends received from other REITs, interest income derived from mortgage loans secured by real property (including certain types of CMBS), and gains from the sale of real estate assets, as well as income from certain kinds of temporary assets. Second, at least 95% of CWI 2's gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

        For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, in which it owns an interest, which share is determined by reference to its capital interest in such entity, and is deemed to have earned the income earned by any qualified REIT subsidiary or disregarded subsidiary.

        Rents from Real Property.    Rents that CWI 2 receives will qualify as "rents from real property" in satisfying the gross income tests described above, only if several conditions are met, including the following.

        First, the amount of rent must not be based in whole or in part on the income or profits of any person. An amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

        Second, rents received from a tenant will not qualify as "rents from real property" if a REIT, or an actual or constructive owner of 10% or more of that REIT, actually or constructively owns 10% or more of the tenant. An exception to this general rule allows a REIT to lease its hotel properties to a TRS lessee without the rents received from the TRS lessee being disqualified as "rents from real property" by reason of the REIT's direct or indirect ownership interest in the TRS, provided that the hotel is operated and managed by an "eligible independent contractor." See "—Effect of Subsidiary Entities—Taxable REIT Subsidiaries." CWI 2's TRSs will pay rent to it that CWI 2 intends to treat as "rents from real property," provided that its hotel management companies qualify as "eligible independent contractors" and certain other requirements are met, which CWI 2 believes to be the case. In addition, as noted above, CWI 2 is seeking extensions of time from the IRS to timely make TRS elections with respect to three of CWI 2's subsidiaries to enable CWI 2 to treat the rents received from such subsidiaries as qualifying rents from real property. See "—Effect of Subsidiary Entities—Taxable REIT Subsidiaries."

        Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property."

        Fourth, if a REIT operates or manages a property or furnishes or renders certain "impermissible services" to the tenants at the property, and the income derived from the services exceeds 1% of the total amount received by that REIT with respect to the property, then no amount received by the REIT with respect to the property will qualify as "rents from real property." Impermissible services are services other than services "usually or customarily rendered" in connection with the rental of real property and not otherwise considered "rendered to the occupant." For these purposes, the income that a REIT is considered to receive from the provision of "impermissible services" will not be less than 150% of the cost of providing the service. If the amount so received is 1% or less of the total amount received by CWI 2 with respect to the property, then only the income from the impermissible services will not qualify as "rents from real property." There are two exceptions to this rule. First, impermissible services can be provided to tenants through an independent contractor from whom the REIT derives no income. To the extent that impermissible services are provided by an independent contractor, the cost of the services generally must be borne by the independent contractor. Second, impermissible services can be provided to tenants at a property by a TRS.

        In order for the rent paid pursuant to a REIT's leases to constitute "rents from real property," the leases must be respected as true leases for U.S. federal income tax purposes. Accordingly, the leases cannot be treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the leases are true leases for U.S. federal income tax purposes depends upon an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

  •
  the intent of the parties;

  •
  the form of the agreement;

  •
  the degree of control over the property that is retained by the property owner (for example, whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement); and

  •
  the extent to which the property owner retains the risk of loss with respect to the property (for example, whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gain with respect to the property.

        In addition, Section 7701(e) of the Code provides that a contract that purports to be a service contract or a partnership agreement is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors. Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

        CWI 2 believes that it has structured its leases with its TRSs in a manner intended to qualify as true leases for U.S. federal income tax purposes. For example, with respect to the leases, generally:

  •
  the property-owning entity and the lessee intend for their relationship to be that of a lessor and lessee, and such relationship is documented or will be documented as such by a lease agreement;

  •
  the lessee has the right to exclusive possession and use and quiet enjoyment of the hotels covered by the lease during the term of the lease;

  •
  the lessee bears the cost of, and is responsible for, day-to-day maintenance and repair of the hotels other than the cost of certain capital expenditures, and dictates through the hotel managers, who work for the lessee during the terms of the lease, how the hotels are operated and maintained;

  •
  the lessee bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the lease, other than the cost of certain furniture, fixtures and equipment, and certain capital expenditures;

  •
  the lessee benefits from any savings and bears the burdens of any increases in the costs of operating the hotels during the term of the lease;

  •
  in the event of damage or destruction to a hotel, the lessee may be at economic risk because it may bear the economic burden of the loss in income from operation of the hotels;

  •
  the lessee generally indemnifies the lessor against all liabilities imposed on the lessor during the term of the lease by reason of (A) injury to persons or damage to property occurring at the hotels or (B) the lessee's use, management, maintenance or repair of the hotels;

  •
  the lessee is obligated to pay, at a minimum, substantial base rent for the period of use of the hotels under the lease;

  •
  the lessee stands to incur substantial losses or reap substantial gains depending on how successfully it, through the hotel managers, who work for the lessees during the terms of the leases, operates the hotels;

  •
  the lease enables the tenant to derive a meaningful profit, after expenses and taking into account the risks associated with the lease, from the operation of the hotels during the term of its leases; and

  •
  upon termination of the lease at the end of the lease term, the applicable hotel will be expected to have a remaining useful life equal to at least 20% of its expected useful life on the date the lease was entered into, and a fair market value equal to at least 20% of its fair market value on the date the lease was entered into.

        If, however, a lease with one of CWI 2's TRSs were recharacterized as a service contract or partnership agreement, rather than a true lease, or disregarded altogether for tax purposes, all or part of the payments that the lessor receives from its TRS lessee would not be considered rent and would not otherwise satisfy the various requirements for qualification as "rents from real property."

        As indicated above, "rents from real property" must not be based in whole or in part on the income or profits of any person. The leases with CWI 2's TRS lessees provide for periodic payments of a minimum base rent plus, to the extent that it exceeds the base rent, additional rent which is calculated based upon the gross receipts of the particular hotel property, plus certain other additional amounts. Payments made pursuant to the leases with the TRS lessees should qualify as "rents from real property" since they are generally based on either fixed dollar amounts or on specified percentages of gross sales fixed at the time the leases were entered into. The foregoing assumes that the leases have not been and will not be renegotiated during its term in a manner that has the effect of basing either the percentage rent or base rent on income or profits of the TRS lessee. The foregoing also assumes that the leases are not in reality used as a means of basing rent on income or profits. More generally, the rent payable under the leases with CWI 2's TRS lessees will not qualify as "rents from real property" if, considering the lease and all the surrounding circumstances, the arrangement does not conform with normal business practice. As noted above, CWI 2 believes, and has represented to CWI 2 REIT Counsel for purposes of CWI 2 REIT Counsel's opinion regarding CWI 2's qualification as a REIT that CWI 2's transactions with its TRS lessees, including its lease agreements with such TRSs, have been conducted, and CWI 2 intends that all future transactions will be conducted, on an arm's-length basis.

        CWI 2 also leases certain items of personal property to the TRS lessees in connection with its leases. Under the Code, if a lease provides for the rental of both real and personal property and the portion of the rent attributable to personal property is 15% or less of the total rent due under the lease, then all rent paid pursuant to such lease qualifies as "rents from real property." If, however, a lease provides for the rental of both real and personal property, and the portion of the rent attributable to personal property exceeds 15% of the total rent due under the lease, then no portion of the rent that is attributable to personal property will qualify as "rents from real property." The amount of rent attributable to personal property is the amount which bears the same ratio to total rent for the taxable year as the average of the fair market value of the personal property at the beginning and end of the year bears to the average of the aggregate fair market value of both the real and personal property at the beginning and end of such year. To comply with this limitation, a TRS lessee may acquire furnishings, equipment and other personal property, which might reduce the rent payments from the TRS lessee, which may increase the taxable income of the TRS lessee. CWI 2 currently believes that, with respect to each lease agreement with its TRS lessees, the amount of rent attributable to personal property will not exceed 15% of the total rent due under each such lease.

        Interest Income.    Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test to the extent that the obligation is secured by a mortgage on real property. If CWI 2 receives interest income with respect to a mortgage loan that is secured by both real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that CWI 2 had a binding commitment to acquire or originate the mortgage loan, then, subject to the exception described below, the interest income will be apportioned between the real property and the other property, and its income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. For taxable years beginning after December 31, 2015, if a loan is secured by both real property and personal property and the fair market value of the personal property does not exceed 15% of the fair market value of all real and personal property securing the loan, the loan is treated as secured solely by the real property for purposes of these rules. Even if a loan is not secured by real property or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

        To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan, income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or CWI 2.

        To the extent that CWI 2 derives interest income from a loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not the net income or profits of any person. This limitation does not apply, however, to a mortgage loan where the borrower derives substantially all of its income from the property from the leasing of substantially all of its interest in the property to tenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had it been earned directly by CWI 2.

        Fee Income.    Fees received or deemed to be received by CWI 2 will be qualifying income for purposes of both the 75% and 95% gross income tests only if they are received in consideration for entering into an agreement to make a loan secured by real property and the fees are not determined by income and profits. Other fees are not treated as qualifying income for purposes of either gross income test. Any fees earned by CWI 2's TRSs will not be included for purposes of the gross income tests.

        Dividend Income.    CWI 2's share of any dividends received from any corporation (including any of the TRSs, but excluding any REITs) will generally constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. Any dividends received by CWI 2 from a REIT will be qualifying income for purposes of both the 95% and 75% gross income tests.

        Hedging Transactions.    CWI 2 may enter into hedging transactions with respect to one or more of its assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from, and gain from the sale or disposition of, a hedging transaction that CWI 2 enters into in the normal course of its business primarily to (i) manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, (ii) manage risk of currency fluctuations with respect to any item of income or gain that would qualify under the 75% gross income test or the 95% gross income test (or any property which generates such income or gain) or (iii) for taxable years beginning after December 31, 2015, to hedge an instrument described in clause (i) or (ii) for a period following the extinguishment of the liability or the disposition of the asset that was previously hedged by the hedged instrument; provided in each case the transaction is clearly identified as such before the close of the day on which it is acquired, originated, or entered into, will not constitute gross income for purposes of the 95% gross income test or the 75% gross income test. To the extent that CWI 2 enters into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. CWI 2 has structured, and intends to continue to structure, any hedging transactions in a manner that does not jeopardize its qualification as a REIT.

        Failure to Satisfy the Gross Income Tests.    CWI 2 has monitored, and intends to continue to monitor, its sources of income, including any non-qualifying income received by it, so as to ensure its compliance with the gross income tests. If CWI 2 fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, CWI 2 may still qualify as a REIT for the year if it is entitled to relief under applicable provisions of the Code. These relief provisions generally will be available if CWI 2's failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, CWI 2 sets forth a description of each item of its gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with regulations prescribed by the Treasury. It is not possible to state whether CWI 2 would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving CWI 2, it will not qualify as a REIT. As discussed above under "—Taxation of REITs in General," even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which CWI 2 fails to satisfy the particular gross income test, which could be significant in amount.

Asset Tests

        At the close of each calendar quarter CWI 2 must satisfy five tests relating to the nature of its assets. First, at least 75% of the value of its total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. government securities and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, personal property leased with real property if rents attributable to the personal property do not exceed 15% of total rents, stock of other REITs, interests in mortgages in real property or on interests in real property, debt instruments issued by publicly offered REITs, interests in obligations secured by both real property and personal property if the fair market value of the personal property does not exceed 15% of the total fair market value of all property securing such mortgage and certain kinds of CMBS and mortgage loans. Assets that do not qualify for purposes of the 75% test are subject to the additional asset tests described below.

        Second, the value of any one issuer's securities owned by CWI 2 may not exceed 5% of the value of its gross assets. Third, CWI 2 may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. As noted above, CWI 2 is seeking extensions of time from the IRS to timely make TRS elections with respect to three of CWI 2's subsidiaries so that an investment in such subsidiaries will be qualifying assets for purposes of the 10% asset tests. See "—Effect of Subsidiary Entities—Taxable REIT Subsidiaries." Fourth, the aggregate value of all securities of TRSs held by CWI 2 may not exceed 20% (25%, for taxable years beginning prior to January 1, 2018) of the value of its gross assets. In light of this aggregate value test for TRSs, CWI 2 will have to monitor closely any increases in the value of its TRSs. Fifth, no more than 25% of the total value of CWI 2's assets may be represented by "nonqualified publicly offered REIT debt instruments" (i.e., real estate assets that would cease to be real estate assets if debt instruments issued by publicly offered REITs were not included in the definition of real estate assets).

        The 5% and 10% asset tests do not apply to securities of TRSs and qualified REIT subsidiaries. The 10% value test does not apply to certain "straight debt" and other excluded securities, as described in the Code, including but not limited to any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (a) a REIT's interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test, (b) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership's gross income is derived from sources that would qualify for the 75% REIT gross income test, and (c) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT's interest as a partner in the partnership.

        For purposes of the 10% value test, "straight debt" means a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower's discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code, and (iii) in the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if CWI 2, and any of CWI 2's "controlled TRSs" as defined in the Code, hold any securities of the corporate or partnership issuer which: (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer's outstanding securities (including, for the purposes of a partnership issuer, its interest as a partner in the partnership).

        Failure to Satisfy the Asset Tests.    After initially meeting the asset tests at the close of any quarter, CWI 2 will not lose its qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If CWI 2 fails to satisfy the asset tests because it acquires securities during a quarter, it can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If CWI 2 fails the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, it may dispose of sufficient assets (generally within six months after the last day of the quarter in which CWI 2's identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of its assets at the end of the relevant quarter or $10 million. If CWI 2 fails any of the other asset tests or its failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, it is permitted to avoid disqualification as a REIT, after the 30-day cure period, by taking steps including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which CWI 2's identification of the failure to satisfy the REIT asset test occurred) and paying a tax equal to the greater of $50,000 or the highest corporate income tax rate (currently 21%) of the net income generated by the nonqualifying assets during the period in which CWI 2 failed to satisfy the asset test.

Annual Distribution Requirements

        In order to qualify as a REIT, CWI 2 is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to:

  (a)
  the sum of:

  •
  90% of its "REIT taxable income" (computed without regard to its deduction for dividends paid and its net capital gains); and

  •
  90% of the net income (after tax), if any, from foreclosure property (as described below); minus

  (b)
  the sum of specified items of non-cash income that exceeds a percentage of its income.

        These distributions must be paid in the taxable year to which they relate or in the following taxable year if such distributions are declared in October, November, or December of the taxable year, are payable to stockholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such distributions are treated as both paid by CWI 2 and received by each stockholder on December 31 of the year in which they are declared. In addition, at CWI 2's election, a distribution for a taxable year may be declared before CWI 2 timely files its tax return for the year and may be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to CWI 2's stockholders in the year in which paid, even though the distributions relate to its prior taxable year for purposes of the 90% distribution requirement.

        In order for distributions to be counted towards the distribution requirement and to provide a tax deduction to a REIT, they must not be "preferential dividends." A dividend is not a preferential dividend if it is pro rata among all outstanding shares within a particular class and is in accordance with the preferences among different classes of shares as set forth in the organizational documents. An exception to this rule applies, however, for a "publicly offered REIT." For this purpose, the term "publicly offered REIT" means a REIT which is required to file annual and periodic reports with the Securities and Exchange Commission under the Securities Exchange Act of 1934. CWI 2 believes that it qualifies as a "publicly offered REIT" and, therefore, is exempt from the preferential dividend rule.

        To the extent that CWI 2 distributes at least 90%, but less than 100%, of its "REIT taxable income," as adjusted, CWI 2 will be subject to tax at ordinary U.S. federal corporate income tax rates on the retained portion. In addition, CWI 2 may elect to retain, rather than distribute, its net long-term capital gains and pay tax on such gains. In this case, CWI 2 could elect to have its stockholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit for their proportionate share of the tax paid by CWI 2. CWI 2's stockholders would then increase the adjusted basis of their shares in CWI 2 by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

        If CWI 2 fails to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, it will be subject to a 4% excise tax on the excess of such required distribution over the sum of (x) the amounts actually distributed (taking into account excess distributions from prior periods) and (y) the amounts of income retained on which it has paid corporate income tax. CWI 2 has made and intends to continue to make timely distributions so that it is not subject to the 4% excise tax.

        It is possible that CWI 2, from time to time, may not have sufficient cash to meet the distribution requirements due to timing differences between (a) the actual receipt of cash, including receipt of distributions from its subsidiaries and (b) the inclusion of items in income by CWI 2 for U.S. federal income tax purposes. In the event that such timing differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable in-kind distributions of property, including taxable stock dividends. Effective for distributions declared on or after August 11, 2017, pursuant to Revenue Procedure 2017-45, the IRS will treat the distribution of stock pursuant to an elective stock dividend as a distribution of property under Section 301 of the Code (i.e., as a dividend to the extent of its earnings and profits), as long as at least 20% of the total dividend is available in cash and certain other requirements outlined in the revenue procedure are met. In the case of a taxable stock dividend, stockholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources including sales of CWI 2 common stock. Both a taxable stock distribution and sale of common stock resulting from such distribution could adversely affect the price of CWI 2's common stock.

        CWI 2 may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in CWI 2's deduction for dividends paid for the earlier year. In this case, CWI 2 may be able to avoid losing its qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, CWI 2 will be required to pay interest and possibly a penalty based on the amount of any deduction taken for deficiency dividends.

Tax on Built-In Gains

        If CWI 2 acquires appreciated assets from a subchapter C corporation in a transaction in which the adjusted tax basis of the assets in CWI 2's hands is determined by reference to the adjusted tax basis of the assets in the hands of the C corporation, and if CWI 2 subsequently disposes of any such assets during the five-year period following the acquisition of the assets from the C corporation, CWI 2 will be subject to tax at the highest corporate tax rate on any gain from such assets to the extent of the excess of the fair market value of the assets on the date that they were acquired by CWI 2 over the basis of such assets on such date ("built-in gains"). Similarly, to the extent that any C corporation holds an interest in an entity treated as a partnership for U.S. federal income tax purposes (either directly or through one or more other entities treated as partnerships for U.S. federal income tax purposes) and CWI 2 acquires appreciated assets from such partnership in a transaction in which the adjusted tax basis of the assets in CWI 2's hands is determined by reference to the adjusted tax basis of the assets in the hands of the partnership, the underlying C corporation's proportionate share of such assets will be treated as contributed by a C corporation and therefore will be subject to the tax on built-in gains. However, the built-in gains tax will not apply if the C corporation elects to be subject to an immediate tax when the asset is acquired by CWI 2.

Prohibited Transactions

        Net income that CWI 2 derives from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument to the REIT. CWI 2 intends to conduct its operations so that no asset owned by it or its subsidiaries, other than a TRS, will be held as inventory or primarily for sale to customers in the ordinary course of business, and that a sale of any assets owned by CWI 2 directly or through a pass-through subsidiary will not be in the ordinary course of business. However, whether property is held as inventory or "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any particular asset in which CWI 2 holds a direct or indirect interest will not be treated as inventory or property held primarily for sale to customers or that certain safe-harbor provisions of the Code that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular U.S. federal income tax rates.

Foreclosure Property

        Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT. CWI 2 has not received and does not anticipate that it will receive any income from foreclosure property that is not qualifying income for purposes of the 75% gross income test, but, if CWI 2 does receive any such income, it intends to elect to treat the related property as foreclosure property.

Failure to Qualify

        In the event that CWI 2 violates a provision of the Code that would result in its failure to qualify as a REIT, it may nevertheless qualify as a REIT under specified relief provisions that will be available to CWI 2 to avoid such disqualification if (1) the violation is due to reasonable cause, (2) CWI 2 pays a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT, and (3) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to CWI 2's disqualification as a REIT for violations due to reasonable cause. If CWI 2 fails to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, CWI 2 will be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to CWI 2's stockholders in any year in which CWI 2 is not a REIT will not be deductible by it, and distributions will not be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to CWI 2's stockholders will generally be taxable in the case of its stockholders who are individual U.S. stockholders (as defined below), at a maximum rate of 20% (plus the 3.8% Medicare tax described below if applicable), and dividends in the hands of CWI 2's corporate U.S. stockholders may be eligible for the dividends received deduction, in each case, provided applicable requirements of the Code are satisfied. Unless CWI 2 is entitled to relief under the specific statutory provisions, it will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, CWI 2 will be entitled to statutory relief. In addition, the rule against re-electing REIT status following a loss of such status would also apply to CWI 2, if it is determined to be a successor to CWI 1, if it were determined that CWI 1 failed to qualify as a REIT prior to the merger.

Tax Aspects of Investments in Partnerships

        General.    CWI 2 holds its assets through entities that are classified as partnerships for U.S. federal income tax purposes, including its interest in CWI 2 Operating Partnership and the equity interests in lower-tier partnerships. In general, partnerships are "pass-through" entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are subject to tax on these items without regard to whether the partners receive a distribution from the partnership. CWI 2 will include in its income its proportionate share of these partnership items for purposes of the various REIT income tests, based on its capital interest in such partnership, and in the computation of its REIT taxable income. Moreover, for purposes of the REIT asset tests, CWI 2 will include its proportionate share of assets held by subsidiary partnerships, based on CWI 2's capital interest in such partnerships (other than for purposes of the 10% value test, for which the determination of CWI 2's interest in partnership assets will be based on CWI 2's proportionate interest in any securities issued by the partnership excluding, for these purposes, certain excluded securities as described in the Code). Consequently, to the extent that CWI 2 holds an equity interest in a partnership, the partnership's assets and operations may affect CWI 2's ability to qualify as a REIT, even though CWI 2 may have no control, or only limited influence, over the partnership.

        Classification as a Partnership.    The ownership by CWI 2 of equity interests in partnerships involves special tax considerations, including the possibility of a challenge by the IRS of the status of any of its subsidiary partnerships as a partnership, as opposed to an association taxable as a corporation, for U.S. federal income tax purposes. If any of these entities were treated as an association for U.S. federal income tax purposes, it would be taxable as a corporation and, therefore, could be subject to an entity-level tax on its income. In such a situation, the character of CWI 2's assets and items of its gross income would change and could preclude CWI 2 from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10% of the voting securities, or more than 10% of the value of the securities, of a corporation) or the gross income tests as discussed in "—Asset Tests" and "—Gross Income Tests" above, and in turn could prevent CWI 2 from qualifying as a REIT. See "—Failure to Qualify" above, for a discussion of the effect of CWI 2's failure to meet these tests for a taxable year. In addition, any change in the status of any of CWI 2's subsidiary partnerships for tax purposes might be treated as a taxable event, in which case CWI 2 could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

        Tax Allocations with Respect to Partnership Properties.    The CWI 2 operating partnership agreement generally provides that items of operating income and loss will be allocated to the holders of units in proportion to the relative percentage interests held by each holder. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. CWI 2 Operating Partnership's allocations of income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. Under the Code and the Treasury Regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property and the adjusted tax basis of such property at the time of the contribution. Such allocations are solely for U.S. federal income tax purposes and do not affect partnership capital accounts or other economic or legal arrangements among the partners.

        To the extent that any of CWI 2's subsidiary partnerships acquires appreciated (or depreciated) properties by way of capital contributions from its partners, allocations would need to be made in a manner consistent with these requirements. In connection with the merger and the Partnership Merger, appreciated property will be acquired by CWI 2 Operating Partnership as a result of deemed contributions of certain property to CWI 2 Operating Partnership and by CWI 2's acquisition of an interest in CWI 1 Operating Partnership pursuant to the merger. As a result, partners, including CWI 2, in subsidiary partnerships (including CWI 2 Operating Partnership), could be allocated greater or lesser amounts of depreciation and taxable income in respect of a partnership's properties than would be the case if all of CWI 2 Operating Partnership's assets (including any contributed assets or assets acquired indirectly in the merger) had a tax basis equal to their fair market values at the time of the merger. This could cause CWI 2 to recognize, over a period of time, (1) lower amounts of depreciation deductions for tax purposes than if all of the properties previously owned by CWI 1 Operating Partnership were to have a tax basis equal to their fair market value at the time of their acquisition pursuant to the merger and (2) taxable income in excess of economic or book income as a result of a sale of a property, which might adversely affect CWI 2's ability to comply with the REIT distribution requirements and result in CWI 2's stockholders recognizing additional dividend income without an increase in distributions.

Taxation of Taxable U.S. Stockholders

        This section summarizes the taxation of U.S. stockholders that are not tax-exempt organizations.

        Distributions.    Provided that CWI 2 qualifies as a REIT, distributions made to its taxable U.S. stockholders out of CWI 2's current and accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. stockholders who receive dividends from taxable subchapter C corporations. However, for taxable years beginning after December 31, 2017 and before January 1, 2026, U.S. stockholders taxed as individuals generally may deduct up to 20% of dividends from a REIT, other than capital gain dividends and dividends treated as qualified dividend income, for purposes of determining their U.S. federal income tax (but not for purposes of the 3.8% Medicare tax), subject to certain limitations, resulting in an effective maximum U.S. federal income tax rate of 29.6% on such income. Pursuant to recently finalized Treasury Regulations, in order for a dividend paid by a REIT to be eligible to be treated as a "qualified REIT dividend," the U.S. stockholder must meet two holding period related requirements. First, the U.S. stockholder must hold the REIT stock for a minimum of 46 days during the 91-day period that begins 45 days before the date on which the REIT stock becomes ex-dividend with respect to the dividend. Second, the qualifying portion of the REIT dividend is reduced to the extent that the U.S. stockholder is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. In addition, proposed Treasury Regulations provide that shareholders of RICs are also entitled to the 20% deduction with respect to certain "Section 199A dividends" that are attributable to qualified REIT dividends received by such RICs. Although these proposed Treasury Regulations are not currently effective, taxpayers may rely on them pending their finalization or withdrawal. Prospective investors should consult their tax advisors concerning the applicability of these rules and any limitations on the ability to deduct all or a portion of dividends received on shares of CWI 2 common stock.

        In addition, distributions from CWI 2 that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed the actual net capital gain of CWI 2 for the taxable year, without regard to the period for which the U.S. stockholder has held its shares. To the extent that CWI 2 elects under the applicable provisions of the Code to retain CWI 2's net capital gains, U.S. stockholders may be treated as having received, for U.S. federal income tax purposes, CWI 2's undistributed capital gains as well as a corresponding credit for taxes paid by CWI 2 on such retained capital gains. In such cases, U.S. stockholders will increase their adjusted tax basis in CWI 2's shares by the difference between their allocable share of such retained capital gain and their share of the tax paid by CWI 2. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. stockholders who are individuals (plus the 3.8% Medicare tax described below, if applicable), and 21% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for U.S. stockholders who are individuals (plus applicable Medicare tax), to the extent of previously claimed depreciation deductions.

        Distributions in excess of CWI 2's current and accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that they do not exceed the adjusted tax basis of the U.S. stockholder's shares in respect of which the distributions were made, but rather will reduce the adjusted tax basis of those shares. To the extent that such distributions exceed the adjusted tax basis of an individual U.S. stockholder's shares, they will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less. See also "—Medicare Tax" below. In addition, any dividend declared by CWI 2 in October, November, or December of any year and payable to a U.S. stockholder of record on a specified date in any such month will be treated as both paid by CWI 2 and received by the U.S. stockholder on December 31 of such year, provided that the dividend is actually paid by CWI 2 before the end of January of the following calendar year.

        With respect to U.S. stockholders who are taxed at the rates applicable to individuals, CWI 2 may elect to designate a portion of its distributions paid to such U.S. stockholders as "qualified dividend income." A portion of a distribution that is properly designated as qualified dividend income is taxable to non-corporate U.S. stockholders as capital gain, provided that the U.S. stockholder has held the shares with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such shares became ex-dividend with respect to the relevant distribution. The maximum amount of CWI 2's distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

  (a)
  the qualified dividend income received by CWI 2 during such taxable year from non-REIT C corporations (including CWI 2's TRSs, which are subject to U.S. federal income tax);

  (b)
  the excess of any "undistributed" REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by CWI 2 with respect to such undistributed REIT taxable income; and

  (c)
  the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carryover basis transaction from a non-REIT C corporation over the U.S. federal income tax paid by CWI 2 with respect to such built-in gain.

        Generally, dividends that CWI 2 receives will be treated as qualified dividend income for purposes of (a) above if the dividends are received from a domestic C corporation (other than a REIT or a RIC), such as its TRSs that are subject to U.S. federal income tax, or a "qualifying foreign corporation," and specified holding period requirements and other requirements are met.

        To the extent that CWI 2 has available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See "—Taxation of REIT's in General" and "—Annual Distribution Requirements." Any net operating losses generated in taxable years beginning after December 31, 2017 will only be able to offset 80% of CWI 2's net taxable income (prior to the application of the dividends paid deduction). Such losses, however, are not passed through to U.S.

stockholders and do not offset income of U.S. stockholders from other sources, nor do they affect the character of any distributions that are actually made by CWI 2, which are generally subject to tax in the hands of U.S. stockholders to the extent that CWI 2 has current or accumulated earnings and profits.

        U.S. stockholders that receive taxable stock distributions, including distributions partially payable in CWI 2's common stock and partially payable in cash, would be required to include the full amount of the distribution (i.e., the cash and the stock portion) as a dividend (subject to limited exceptions) to the extent of CWI 2's current and accumulated earnings and profits for U.S. federal income tax purposes, as described above. The amount of any distribution payable in CWI 2 common stock generally is equal to the amount of cash that could have been received instead of CWI 2 common stock. Depending on the circumstances of a U.S. stockholders, the tax on the distribution may exceed the amount of the distribution received in cash, in which case such U.S. stockholders would have to pay the tax using cash from other sources. If a U.S. stockholder sells CWI 2's common stock that such stockholder received in connection with a taxable stock distribution in order to pay this tax and the proceeds of such sale are less than the amount required to be included in income with respect to the stock portion of the distribution, such U.S. stockholders could have a capital loss with respect to the stock sale that could not be used to offset such income. A U.S. stockholders that receives CWI 2 common stock pursuant to such distribution generally has a tax basis in such common stock equal to the amount of cash that could have been received instead of such common stock as described above, and has a holding period in such common stock that begins on the day immediately following the payment date for the distribution.

        Dispositions of CWI 2 Shares.    There is no current, and there may never be, a public market for CWI 2's shares. Therefore, it will be difficult for stockholders to sell shares quickly. In general, a U.S. stockholder will realize gain or loss upon the sale, redemption or other taxable disposition of CWI 2's shares in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder's adjusted tax basis in the shares at the time of the disposition. In general, a U.S. stockholder's adjusted tax basis will equal the U.S. stockholder's acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gain and reduced by returns of capital. In general, under current law capital gains recognized by individuals and other non-corporate U.S. stockholders upon the sale or disposition of shares will be subject to a maximum U.S. federal income tax rate of 20%, if CWI 2's shares are held for more than 12 months, and will be taxed at ordinary income rates (of up to 37%) if CWI 2's shares are held for 12 months or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at the regular corporate rate of 21%, whether or not classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate U.S. stockholders) to a portion of the capital gain realized by a non-corporate U.S. stockholder on the sale of REIT shares that would correspond to the REIT's "unrecaptured Section 1250 gain." See "—Medicare Tax" below.

        U.S. stockholders are urged to consult their tax advisors with respect to the taxation of capital gain income. Capital losses recognized by a U.S. stockholder upon the disposition of CWI 2's shares held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares by a U.S. stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from CWI 2 that were required to be treated by the U.S. stockholder as long-term capital gain.

        Passive Activity Losses and Investment Interest Limitations.    Distributions made by CWI 2 and gain arising from the sale or exchange by a U.S. stockholder of CWI 2's shares will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gain relating to CWI 2's shares. Distributions made by CWI 2, to the extent that they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of shares or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

        Medicare Tax.    U.S. stockholders who are individuals, estates or trusts are required to pay a 3.8% Medicare tax on, among other things, dividends on and capital gains from the sale or other disposition of stock, subject to certain exceptions. This additional tax applies broadly to essentially all dividends and all gains from dispositions of stock, including dividends from REITs and gains from disposition of REIT shares. You should consult your tax advisor regarding the effect, if any, of the 3.8% Medicare tax on taxable income arising from ownership and disposition of CWI 2's shares.

Taxation of Tax-Exempt U.S. Stockholders

        U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While ownership of many real estate assets may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt U.S. stockholder has not held CWI 2's shares as "debt-financed property" within the meaning of the Code (i.e., where the acquisition or holding of the shares is financed through a borrowing by the tax-exempt stockholder) and (2) CWI 2's shares are not otherwise used in an unrelated trade or business, distributions from CWI 2 and income from the sale of CWI 2's shares generally should not be treated as UBTI to a tax-exempt U.S. stockholder.

        Tax-exempt U.S. stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9) and (c)(17) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from CWI 2 as UBTI.

        In certain circumstances, a pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of CWI 2's shares could be required to treat a percentage of the dividends from CWI 2 as UBTI if CWI 2 is a "pension-held REIT." CWI 2 will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of CWI 2's shares, or (B) a group of pension trusts, each individually holding more than 10% of the value of CWI 2's shares, collectively owns more than 50% of the value of CWI 2's shares; and (2) CWI 2 would not have satisfied the ownership tests described above in "—Requirements for Qualification—General" but for the fact that Section 856(h)(3) of the Code provides that shares owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding stock of a REIT is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include certain entities), as owned by the beneficiaries of such trusts. Certain restrictions on ownership and transfer of CWI 2's shares should generally prevent a tax-exempt entity from owning more than 10% of the value of CWI 2's shares, or CWI 2 from becoming a pension-held REIT.

        Tax-exempt U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of owning CWI 2's shares.

Taxation of Non-U.S. Stockholders

        The following is a summary of certain U.S. federal income tax consequences of the acquisition, ownership and disposition of CWI 2 common stock applicable to non-U.S. stockholders. The discussion is based on current law and is for general information only. It addresses only selective aspects of U.S. federal income taxation.

        Ordinary Dividends.    The portion of dividends received by non-U.S. stockholders payable out of CWI 2's earnings and profits that are not attributable to gains from sales or exchanges of U.S. real property interests ("USRPIs") and which are not effectively connected with a U.S. trade or business of the non-U.S. stockholder will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs.

        In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of CWI 2's shares. In cases where the dividend income from a non-U.S. stockholder's investment in CWI 2's shares is, or is treated as, effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends, and may also be subject to the 30% branch profits tax on the income after the application of the income tax in the case of a non-U.S. stockholder that is a corporation.

        Non-Dividend Distributions.    Unless (A) CWI 2's shares constitute a USRPI or (B) either (1) the non-U.S. stockholder's investment in CWI 2's shares is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S. (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual's net capital gain for the year), distributions by CWI 2 which are not dividends out of CWI 2's earnings and profits generally will not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of CWI 2's current and accumulated earnings and profits. If CWI 2's shares constitute a USRPI, distributions by CWI 2 in excess of the sum of CWI 2's earnings and profits plus the non-U.S. stockholder's adjusted tax basis in CWI 2's shares will be taxed under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA") (provided such non-U.S stockholder is subject to tax on gain from the sale or disposition of CWI 2's stock, as described below), at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (e.g., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a refundable withholding at a rate of 15% of the amount by which the distribution exceeds the stockholder's share of CWI 2's earnings and profits.

        Capital Gain Dividends.    Under FIRPTA, a distribution made by CWI 2 to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs held by CWI 2 directly or through pass-through subsidiaries ("USRPI capital gains"), will be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. federal income tax at the rates applicable to U.S. stockholders, without regard to whether the distribution is designated as a capital gain dividend. In addition, CWI 2 will be required to withhold tax equal to 21% of the amount of capital gain dividends to the extent the dividends constitute USRPI capital gains. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax (applied to the net amount after the

21% tax rate is applied) in the hands of a non-U.S. stockholder that is a corporation. However, the 21% withholding tax will not apply to any capital gain dividend with respect to any class of CWI 2's shares which is regularly traded on an established securities market located in the U.S. if the non-U.S. stockholder did not own more than 10% of such class of shares at any time during the taxable year. Instead, such capital gain dividend will be treated as a distribution subject to the rules discussed above under "—Ordinary Dividends." Also, the branch profits tax will not apply to such a distribution. CWI 2's shares do not currently, and they may never, meet the definition of "regularly traded" for these purposes. A distribution is not a USRPI capital gain if CWI 2 held the underlying asset solely as a creditor, although the holding of a shared appreciation mortgage loan would not be solely as a creditor. Capital gain dividends received by a non-U.S. stockholder from a REIT that are not USRPI capital gains are generally not subject to U.S. federal income or withholding tax, unless either (1) the non-U.S. stockholder's investment in CWI 2 common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S. (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual's net capital gain for the year).

        In addition, distributions to certain non-U.S. publicly-traded shareholders that meet certain recordkeeping and other requirements ("qualified shareholders") are exempt from FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of the outstanding stock of a publicly traded class. Furthermore, distributions to "qualified foreign pension funds" (as defined in the Code) or entities all of the interests of which are held by "qualified foreign pension funds" are exempt from FIRPTA.

        Dispositions of CWI 2 Shares.    Unless CWI 2's shares constitute a USRPI, a sale of the shares by a non-U.S. stockholder generally will not be subject to U.S. federal income taxation under FIRPTA. The shares will not be treated as a USRPI if less than 50% of CWI 2's business assets throughout a prescribed testing period consist of interests in real property located within the U.S., excluding, for this purpose, interests in real property solely in a capacity as a creditor.

        CWI 2 expects that 50% or more of its business assets consist of real property interests located within the U.S. However, even if CWI 2's shares would be a USRPI under the foregoing test, CWI 2's shares will not constitute a USRPI if CWI 2 is a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its outstanding shares is held directly or indirectly by non-U.S. stockholders. CWI 2 believes that it is a domestically controlled REIT and, therefore, the sale of CWI 2's common stock should not be subject to taxation under FIRPTA. However, CWI 2 cannot assure its investors that CWI 2 will remain a domestically controlled REIT. Even if CWI 2 does not qualify as a domestically controlled REIT, a non-U.S. stockholder's sale of CWI 2's shares nonetheless will generally not be subject to tax under FIRPTA as a sale of a USRPI, provided that (a) CWI 2's shares owned are of a class that is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and (b) the selling non-U.S. stockholder owned, actually or constructively, 10% or less of CWI 2's shares of that class at all times during a specified testing period. CWI 2's shares do not currently, and they may never, meet the definition of "regularly traded" for these purposes.

        In addition, dispositions of CWI 2's stock by qualified shareholders are not subject to FIRPTA, except to the extent owners of such qualified shareholders that are not also qualified shareholders own, actually or constructively, more than 10% of the outstanding stock of a publicly traded class. An actual or deemed disposition of CWI 2's stock by such shareholders may also be treated as a dividend. Furthermore, dispositions of CWI 2's capital stock by "qualified foreign pension funds" (as defined in the Code) or entities all of the interests of which are held by "qualified foreign pension funds" are exempt from FIRPTA.

        If gain on the sale of CWI 2's shares were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as a U.S. stockholder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals, and the purchaser of the shares could be required to withhold 15% of the purchase price and remit such amount to the IRS.

        Gain from the sale of CWI 2's shares that would not otherwise be subject to FIRPTA will nonetheless be taxable in the U.S. to a non-U.S. stockholder in two cases: (a) if the non-U.S. stockholder's investment in CWI 2's shares is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (b) if the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

Foreign Accounts

        Withholding taxes may apply to certain types of payments made to "foreign financial institutions" (as defined in the Code) and certain other non-U.S. entities (including payments to U.S. stockholders that hold shares of CWI 2's stock through such a foreign financial institution or non-U.S. entity). Specifically, a 30% withholding tax may be imposed on dividends on stock paid to a foreign financial institution or to a non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, in order to avoid the imposition of such withholding, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually reports certain information about such accounts to the IRS (or, in some cases, local tax authorizes), and withholds 30% on payments it makes to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these provisions may be subject to different rules.

        Prospective investors should consult their tax advisors regarding these withholding provisions.

Backup Withholding and Information Reporting

        CWI 2 will report to its U.S. stockholders and the IRS the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding with respect to dividends paid unless the holder (i) is a corporation or comes within other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. In addition, CWI 2 may be required to withhold a portion of capital gain distributions to any U.S. stockholder who fails to certify its non-foreign status.

        CWI 2 must report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.

        Payment of the proceeds of a sale of CWI 2's shares within the U.S. is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of CWI 2's shares conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

State, Local and Foreign Taxes

        CWI 2 and its subsidiaries and stockholders may be subject to state, local or foreign taxation in various jurisdictions, including those in which it or they transact business, own property or reside. CWI 2 may own interests in properties located in a number of jurisdictions and may be required to file tax returns in certain of those jurisdictions. The state, local, or foreign tax treatment of CWI 2 and its stockholders may not conform to the U.S. federal income tax treatment discussed above. Any foreign taxes incurred by CWI 2 would not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective stockholders should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in CWI 2's shares.

Other Tax Considerations

        The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to CWI 2 and its stockholders may be enacted. Changes to the federal tax laws and interpretations of federal tax laws could adversely affect an investment in CWI 2's shares.

CERTAIN MATERIAL PROVISIONS OF MARYLAND LAW AND
OF CWI 2'S CHARTER AND BYLAWS

        The following description of certain provisions of the MGCL and of CWI 2's current charter and bylaws is only a summary. For a complete description, refer to the MGCL and CWI 2's current charter and bylaws. CWI 2's charter and bylaws have been previously filed with the SEC, and this summary is qualified in its entirety thereby. This section assumes that CWI 2's current charter is in place. For a description of the amendments to the charter that could occur in the future (if the CWI 2 charter amendment proposal is approved), see the section titled "Proposals Submitted to CWI 2 Stockholders—CWI 2 Charter Amendment Proposal" beginning on page 97.

The CWI 2 Board of Directors

        CWI 2's charter and bylaws provide that the number of CWI 2's directors may be established by the CWI 2 board but may not be fewer than 3; the bylaws further provide that the number of directors may not be more than 15. Pursuant to CWI 2's election to become subject to Section 3-804(c) of the MGCL and except as may be provided by the CWI 2 board in setting the terms of any class or series of preferred stock, any vacancy on the board may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies. Notwithstanding the foregoing, a majority of the independent directors shall nominate replacements for vacancies among the independent directors' positions. If at any time CWI 2 has no directors in office, CWI 2's stockholders shall elect successor directors. Each of CWI 2's directors will be bound by CWI 2's charter and bylaws.

Resignation and Removal of Directors

        Any director may resign at any time and may be removed with or without cause by a vote of at least a majority of the votes entitled to be cast generally in the election of directors at a meeting called for the purpose of removing the director. The notice of any special meeting called to remove a director will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed. None of the Advisor, any member of the CWI 2 board, or any of their affiliates may vote or consent on matters submitted to the stockholders regarding the removal of the Advisor or any director. In determining the requisite percentage in interest of shares required to approve such a matter, any shares owned by such persons will not be included.

Business Combinations

        Under Maryland law, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

  •
  any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting stock; or

  •
  an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of then-outstanding stock of the corporation.

        A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

        After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

  •
  80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

  •
  two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than voting shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

        These supermajority vote requirements do not apply if the corporation's common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

        The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.

        The business combination statute may discourage others from trying to acquire control of CWI 2 and increase the difficulty of consummating any offer.

Control Share Acquisitions

        Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

  •
  one-tenth or more but less than one-third,

  •
  one-third or more but less than a majority, or

  •
  a majority or more of all voting power.

        Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

        The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

        CWI 2's bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of CWI 2's stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

Subtitle 8

        Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

  •
  a classified board,

  •
  a two-thirds vote requirement for removing a director,

  •
  a requirement that the number of directors be fixed only by vote of the directors,

  •
  a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred, and

  •
  a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

        In its charter, CWI 2 has elected to have vacancies on the board filled by only the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in CWI 2's charter and bylaws unrelated to Subtitle 8, CWI 2 vests in the board the exclusive power to fix the number of directorships. CWI 2's charter, however, provides that the total number of directors shall not be fewer than three. CWI 2 has not adopted provisions for a classified board. As described above under the section titled "—Resignation and Removal of Directors," stockholders may, by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors, remove a director. In addition, stockholders entitled to cast at least 10% of all the votes entitled to be cast at the meeting on any matter that may properly be considered at a meeting of stockholders may request that CWI 2 calls a special meeting of stockholders to act on such matter.

        Although the CWI 2 board has no current intention to opt in to any of the other above provisions permitted under Maryland law, CWI 2's charter does not prohibit the board from doing so. Becoming governed by any of these provisions could discourage an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of CWI 2's assets) that might provide a premium price for holders of CWI 2's securities.

Tender Offers

        CWI 2's charter provides that any tender offer made by a stockholder, including any "mini-tender" offer, must comply with certain notice and disclosure requirements. These procedural requirements with respect to tender offers apply to any widespread solicitation for shares of CWI 2's stock at firm prices for a limited time period.

        In order for any person to conduct a tender offer to any stockholder, CWI 2's charter requires that the person comply with Regulation 14D of the Exchange Act, other than Rule 14d-9, and provide CWI 2 notice of such tender offer at least 10 business days before initiating the tender offer. Pursuant to CWI 2's charter, any person initiating a tender offer would be required to provide:

  •
  specific disclosure to stockholders focusing on the terms of the offer and information about the bidder;

  •
  the ability to allow stockholders to withdraw tendered shares while the offer remains open;

  •
  the right to have tendered shares accepted on a pro rata basis throughout the term of the offer if the offer is for less than all of CWI 2's shares; and

  •
  that all stockholders of the subject class of shares be treated equally.

        In addition to the foregoing, there are certain ramifications to persons should they attempt to conduct a noncompliant tender offer. If any person initiates a tender offer without complying with the provisions set forth above, no stockholder may transfer any shares to such person without first offering such shares to CWI 2 at the tender offer price offered by such person. The noncomplying person shall also be responsible for all of CWI 2's expenses in connection with that person's noncompliance.

Amendments to CWI 2's Charter

        Without the approval of a majority of the shares entitled to vote on the matter, the CWI 2 board generally may not amend CWI 2's charter, subject to limited exceptions such as changes to the company's name.

Advance Notice of Director Nominations and New Business

        CWI 2's bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the CWI 2 board and the proposal of business to be considered by stockholders may be made only (i) pursuant to CWI 2's notice of the meeting, (ii) by or at the direction of the board, or (iii) by a stockholder who was a stockholder of record both at the time of giving of the advance notice required by CWI 2's bylaws and at the time of the meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on any such other business, and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in CWI 2's notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board at a special meeting may be made only (i) pursuant to the notice of the meeting, (ii) by or at the direction of the board, or (iii) provided that the board has determined that directors will be elected at the meeting, by a stockholder who was a stockholder of record both at the time of giving of the advance notice required by CWI 2's bylaws and at the time of the meeting who is entitled to vote at the meeting in the election of each individual so nominated and who has complied with the advance notice provisions of the bylaws.

Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents

        Under Maryland law, a Maryland corporation may eliminate the liability of directors and officers to the corporation and its stockholders for money damages unless such liability results from (a) actual receipt of an improper benefit or profit in money, property, or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

        In addition, the MGCL requires a corporation (unless its charter provides otherwise) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity and allows directors and officers to be indemnified against judgments, penalties, fines, settlements, and expenses actually incurred in a proceeding unless the following can be established:

  •
  the act or omission of the director or officer was material to the cause of action adjudicated in the proceeding, and was committed in bad faith or was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property, or services; or

  •
  with respect to any criminal proceeding, the director or officer had reasonable cause to believe his or her act or omission was unlawful.

        However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses.

        Finally, the MGCL also permits a Maryland corporation to advance reasonable expenses to a director or officer upon receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct was not met.

        Except as prohibited by Maryland law and as set forth below, CWI 2's organizational documents limit the personal liability of the directors and officers to CWI 2 and CWI 2's stockholders for monetary damages and provide that a director or officer or non-director member of the investment committee will be indemnified and advanced expenses in connection with legal proceedings. CWI 2 also maintains a directors and officers liability insurance policy, and it has entered into indemnification agreements with each of its directors and executive officers.

        In addition to any indemnification to which its directors and officers are entitled, CWI 2's organizational documents provide that CWI 2 will indemnify other employees and agents to the extent authorized by the directors, whether they are serving CWI 2 or, at its request, any other entity. Provided the conditions set forth below are met, CWI 2 has also agreed to indemnify and hold harmless its advisor, is subadvisor, and their affiliates performing services for CWI 2 from any loss or liability arising out of the performance of its or their obligations under the advisory agreement and subadvisory agreement, as applicable.

        However, as required by the NASAA REIT Guidelines, CWI 2's charter provides that a director, an advisor, and any affiliate of an advisor will be indemnified by CWI 2 for losses suffered by such person and held harmless for losses suffered by CWI 2 only if all of the following conditions are met:

  •
  such person has determined, in good faith, that the course of conduct which caused the loss or liability was in CWI 2's best interest;

  •
  such person was acting on CWI 2's behalf or performing services for CWI 2;

  •
  the liability or loss was not the result of negligence or misconduct by such person if a non-independent director, an advisor, or an affiliate of an advisor;

  •
  the liability or loss was not the result of gross negligence or willful misconduct by such person if an independent director; and

  •
  such indemnification or agreement to hold harmless is recoverable only out of CWI 2's assets and not from the stockholders.

        In addition, CWI 2 may not indemnify a director, an advisor, any affiliate of an advisor, or any persons acting as a broker-dealer, for losses and liabilities arising from alleged violations of federal or state securities laws unless one or more of the following conditions are met:

  •
  there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to the particular indemnitee;

  •
  such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee; or

  •
  a court of competent jurisdiction approves a settlement of the claims against the particular indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which CWI 2's securities were offered or sold as to indemnification for violation of securities laws.

        Finally, CWI 2's charter provides that CWI 2 may not pay or reimburse reasonable legal expenses and other costs incurred by a director, an advisor, or any affiliate of an advisor in advance of final disposition of a proceeding unless all of the following are satisfied:

  •
  the proceeding relates to acts or omissions with respect to the performance of duties or services on CWI 2's behalf;

  •
  such person has provided CWI 2 with written affirmation of his, her or its good faith belief that the standard of conduct necessary for indemnification has been met;

  •
  the legal proceeding was initiated by a third party who is not a stockholder or, if by a stockholder acting in his, her or its capacity as such, a court of competent jurisdiction approves such advancement; and

  •
  such person has provided CWI 2 with a written agreement to repay the amount paid or reimbursed, together with the applicable legal rate of interest thereon, if it is ultimately determined that such person did not comply with the requisite standard of conduct and is not entitled to indemnification.

        The general effect to investors of any arrangement under which any controlling person or any of CWI 2's directors or officers is indemnified or insured against liability is a potential reduction in distributions resulting from such indemnification or CWI 2's payment of premiums associated with insurance. In addition, indemnification could reduce the legal remedies available to CWI 2 and CWI 2's stockholders against the indemnified individuals. As a result, CWI 2 and CWI 2's stockholders may be entitled to a more limited right of action than CWI 2 and CWI 2's stockholders would otherwise have if these indemnification rights were not included in CWI 2's charter or the CWI 2 advisory agreement.

        However, indemnification does not reduce the exposure of directors and officers to liability under federal or state securities laws, nor does it limit a stockholder's ability to obtain injunctive relief or other equitable remedies for a violation of a director's or an officer's duties to CWI 2 or CWI 2's stockholders, although the equitable remedies may not be an effective remedy in some circumstances.

        CWI 2 has been informed that the SEC and some states' securities commissions take the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable.

DESCRIPTION OF CWI 2 SHARES

        Set forth below is a description of the shares of CWI 2. This section describes CWI 2's current charter. If the CWI 2 listing charter restatement proposal is approved and CWI 2 ultimately files the CWI 2 listing charter restatement in connection with an initial public offering or public stock exchange listing, the CWI 2 charter will change significantly. For a description of the CWI 2 listing charter restatement, see the section titled "The CWI 2 Listing Charter Restatement" beginning on page 171.

General Description of Shares

        CWI 2's charter authorizes CWI 2 to issue up to 400,000,000 shares of common stock and 50,000,000 shares of preferred stock, each share having a par value of $0.001. Of the total shares of common stock authorized, 320,000,000 are classified as Class A common stock and 80,000,000 are classified as Class T common stock.

        Each share of Class A and Class T common stock is entitled to participate in distributions on its respective class when and as authorized by CWI 2's directors and declared by CWI 2 and in the distribution of its assets upon liquidation. The per share amount of distributions on Class A and Class T common stock may differ because of different allocations of class-specific expenses. See the section titled "—Distributions." All outstanding shares of CWI 2 common stock are fully paid and non-assessable. Each share of CWI 2 Class A common stock issued pursuant to the merger agreement will be fully paid and non-assessable by CWI 2 upon issuance and payment therefor. Shares of common stock are not subject to mandatory redemption. The shares of common stock have no preemptive rights (which are intended to insure that a stockholder has the right to maintain the same ownership interest on a percentage basis before and after the issuance of additional securities) or cumulative voting rights (which are intended to increase the ability of smaller groups of stockholders to elect directors). CWI 2 has the authority to issue shares of any class or securities convertible into shares of any class or classes, to classify or to reclassify any unissued stock into other classes or series of stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications, and terms and conditions of redemption of the stock, all as determined by the CWI 2 board. In addition, the board, with the approval of a majority of the entire board and without any action by the stockholders, may amend CWI 2's charter from time to time to increase or decrease the aggregate number of shares or the number of shares of any class or series that CWI 2 has authority to issue. The issuance of any preferred stock must be approved by a majority of CWI 2's independent directors who do not have an interest in the transactions and who have access, at CWI 2's expense, to its counsel or independent legal counsel.

        CWI 2 will not issue stock certificates. Shares will be held in "uncertificated" form, which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to the transfer agent to effect a transfer.

Class A Common Stock

        There are no distribution and shareholder servicing expense charges with respect to the Class A common stock.

Class T Common Stock

        Class T common stock, excluding any shares of Class T common stock issued under the CWI 2 DRIP or pursuant to a stock dividend, pay annual distribution and shareholder servicing fees of 1.0% of the amount of CWI 2's estimated NAV to the relevant third-party dealer or other investment representative. The distribution and shareholder servicing fees accrue daily and are paid quarterly in arrears. See the section titled "—Distribution and Shareholder Servicing Fees (Class T Common Stock Only)."

Voting Rights

        Each share of Class A and Class T common stock is generally entitled to one vote on each matter submitted to a vote at a meeting of CWI 2's stockholders; provided that with respect to any matter that would only have a material adverse effect on the rights of a particular class of common stock, only the holders of such affected class are entitled to vote. Generally, all matters to be voted on by stockholders at a meeting of stockholders duly called and at which a quorum is present must be approved by a majority of the votes cast by the holders of all shares of common stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock, although the affirmative vote of a majority of shares present in person or by proxy at a meeting at which a quorum is present is necessary to elect each director.

Rights Upon Liquidation

        In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of CWI 2, or any liquidating distribution of its assets, then such assets, or the proceeds therefrom, will be distributed between the holders of Class A common stock and Class T common stock ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Each holder of shares of a particular class of common stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of outstanding shares of such class then outstanding.

Meetings and Special Voting Requirements

        An annual meeting of the stockholders will be held each year, not fewer than 30 days after delivery of CWI 2's annual report. The directors, including the independent directors, will take reasonable steps to ensure that this requirement is met. Special meetings of stockholders may be called only upon the request of a majority of the directors, a majority of the independent directors, or its chairman, chief executive officer, or president, and must be called by its secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast at least 10% of the votes entitled to be cast at such a meeting on such matter. Upon receipt of a written request, either in person or by mail, stating the purpose(s) of the meeting, CWI 2 shall provide all stockholders within ten days after receipt of said request, written notice, either in person or by mail, of a meeting and the purpose of such meeting to be held on a date not less than 15 nor more than 60 days after the distribution of such notice, at a time and place specified in the request, or if none is specified, at a time and place convenient to stockholders. In general, the presence in person or by proxy of holders of shares entitled to cast at least 50% of the votes entitled to be cast at the meeting on any matter shall constitute a quorum. Generally, the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is necessary to take stockholder action, although the affirmative vote of the majority of shares present in person or by proxy at a meeting at which a quorum is present is necessary to elect each director.

        Except as otherwise provided by Maryland law or CWI 2's charter, the charter may be amended only if such amendment is declared advisable by a majority of the CWI 2 board and approved by the stockholders either at a duly held meeting at which a quorum is present by the affirmative vote of a majority of all votes entitled to be cast or by unanimous written or electronic consent. The CWI 2 board has the exclusive power to amend, alter or repeal CWI 2's bylaws. Stockholders may, by the affirmative vote of a majority of the votes entitled to be cast generally in the election of directors, remove a director from the board. Stockholders do not have the ability to vote to replace the advisor or to select a new advisor. A dissolution proposed by the CWI 2 board must be declared advisable by a majority of the entire board and approved by the affirmative vote of stockholders entitled to cast not less than a majority of all of the votes entitled to be cast on the matter.

        Except as otherwise provided by law, a merger or sale of all or substantially all of CWI 2's assets other than in the ordinary course of business must be declared advisable by the CWI 2 board and approved by holders of shares entitled to cast a majority of the votes entitled to be cast on the matter. CWI 2's stockholders will not have appraisal rights unless the CWI 2 board determines that such rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.

        Under Maryland law, a stockholder is entitled to inspect and copy the following corporate documents: bylaws, minutes of the proceedings of the stockholders, annual statements of affairs, voting trust agreements and stock records for certain specified periods. Stockholders are entitled to receive a copy of CWI 2's stockholder list upon request provided that the requesting stockholder represents to CWI 2 that the list will not be used to pursue commercial interests unrelated to the stockholder's interest in CWI 2. The list provided by CWI 2 will include the name, address and telephone number of, and number of shares owned by, each stockholder and will be in alphabetical order, on white paper and in easily readable type size (in no event smaller than 10-point type) and will be sent within ten days of the receipt by CWI 2 of the request. A stockholder requesting a list will be required to pay CWI 2's reasonable cost of postage and duplication. CWI 2 will pay the costs incurred and any actual damages suffered by a stockholder who must compel the production of a list and is successful. It shall be a defense that the actual purpose and reason for the requests for inspection or for a copy of the stockholders list is to secure such list of stockholders or other information for the purpose of selling such list or copies thereof, or of using the same for a commercial purpose other than in the interest of the applicant as a stockholder relative to CWI 2's affairs. The list will be updated at least quarterly to reflect changes in the information contained therein.

        The rights of stockholders described above are in addition to and do not adversely affect rights provided to investors under Rule 14a-7 promulgated under the Exchange Act, which provides that, upon request of investors and the payment of the expenses of the distribution, CWI 2 is required to distribute specific materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders, or, at CWI 2's option, provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution themselves.

Restriction on Ownership of Shares

        In order for CWI 2 to qualify as a REIT, not more than 50% of its outstanding shares may be owned by any five or fewer individuals (including some tax-exempt entities) during the last half of each taxable year, and the outstanding shares must be owned by 100 or more persons independent of CWI 2 and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year for which an election to be treated as a REIT is made. CWI 2 may prohibit certain acquisitions and transfers of shares so as to facilitate its qualification as a REIT under the Code. However, there can be no assurance that this prohibition will be effective.

        CWI 2's charter contains restrictions on the number of shares of CWI 2's stock that a person may own. No person may acquire or hold, directly or indirectly, in excess of 9.8% in value of outstanding shares of CWI 2's stock. In addition, no person may acquire or hold, directly or indirectly, common stock in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of outstanding shares of CWI 2's common stock.

        CWI 2's charter further prohibits (a) any person from owning shares of CWI 2's stock that would result in CWI 2 being "closely held" under Section 856(h) of the Code or otherwise cause CWI 2 to fail to qualify as a REIT and (b) any person from transferring shares of stock if the transfer would result in such stock being beneficially owned by fewer than 100 persons. Any person who acquires or intends to acquire shares of CWI 2's stock that may violate any of these restrictions, or who is the intended transferee of shares of stock that are transferred to the trust, as defined below, is required to give CWI 2 immediate written notice or, in the case of a proposed or attempted transaction, at least 15 days' prior written notice and provide CWI 2 with such information as CWI 2 may request in order to determine the effect of the transfer on its status as a REIT. The above restrictions will not apply if the CWI 2 board determines that it is no longer in CWI 2's best interests to continue to qualify as a REIT or that compliance is no longer required for REIT qualification.

        The CWI 2 board, in its sole discretion, may exempt a person (prospectively or retroactively) from these limits. However, the board may not exempt any person whose ownership of CWI 2's outstanding stock would result in CWI 2 being "closely held" within the meaning of Section 856(h) of the Code or otherwise would result in its failure to qualify as a REIT. In order to be considered by the board for exemption, a person also must not own, directly or indirectly, an interest in CWI 2's tenant (or a tenant of any entity that CWI 2 owns or controls) that would cause CWI 2 to own, directly or indirectly, more than a 9.9% interest in the tenant. The person seeking an exemption must represent to the satisfaction of the board that it will not violate these two restrictions. The person also must agree that any violation or attempted violation of these restrictions will result in the automatic transfer of the shares of stock causing the violation to the trust. The board may require a ruling from the IRS or an opinion of counsel in order to determine or ensure CWI 2's status as a REIT.

        Any attempted transfer of CWI 2's stock that, if effective, would result in such stock being beneficially owned by fewer than 100 persons will be null and void and the proposed transferee will acquire no rights in such shares. Any attempted transfer of CWI 2's stock which, if effective, would result in violation of the ownership limits discussed above or in CWI 2 being "closely held" under Section 856(h) of the Code or otherwise failing to qualify as a REIT, will cause the number of shares causing the violation (rounded to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day (as defined in the charter) prior to the date of the transfer. If the automatic transfer would not be effective for any reason to prevent the violation, then the transfer of that number of shares that otherwise would cause the violation will be null and void and the proposed transferee will acquire no rights in such shares. Shares of CWI 2's stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of stock held in the trust, will have no rights to dividends and no rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to CWI 2's discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to CWI 2's discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if CWI 2 has already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

        Within 20 days of receiving notice from CWI 2 that shares of CWI 2's stock have been transferred to the trust, the trustee will sell the shares to a person designated by the trustee, whose ownership of the shares will not violate the above ownership limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in CWI 2's charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions which have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to CWI 2's discovery that shares of CWI 2's stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess shall be paid to the trustee upon demand.

        In addition, shares of CWI 2's stock held in the trust will be deemed to have been offered for sale to CWI 2, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date CWI 2, or its designee, accepts the offer. CWI 2 may reduce the amount payable to the proposed transferee by the amount of dividends and other distributions which have been paid to the proposed transferee and are owed by the proposed transferee to the trustee. CWI 2 may pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. CWI 2 will have the right to accept the offer until the trustee has sold the shares. Upon a sale to CWI 2, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

        Any certificates representing shares of CWI 2's stock will bear a legend referring to the restrictions described above.

        Every owner of more than 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) of CWI 2's stock, within 30 days after the end of each taxable year, is required to give CWI 2 written notice, stating his name and address, the number of shares of each class and series of CWI 2's stock which he beneficially owns and a description of the manner in which the shares are held. Each such owner shall provide CWI 2 with such additional information as CWI 2 may request in order to determine the effect, if any, of his beneficial ownership on CWI 2's status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder shall upon demand be required to provide CWI 2 with such information as CWI 2 may request in good faith in order to determine its status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

        These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interests of the stockholders.

Distributions

        Consistent with its intent to qualify to be taxed as a REIT, CWI 2 expects to distribute at least 90% of its REIT net taxable income each year. CWI 2 intends to pay distributions on a quarterly basis, and it will calculate its distributions based upon daily record and distribution declaration dates so investors will be able to earn distributions immediately upon purchasing common stock. CWI 2 will accrue the amount of declared distributions as its liability on a daily basis, and such liability will be accounted for in determining the estimated NAV per share. Generally, income distributed as distributions will not be taxable to CWI 2 under U.S. federal income tax laws unless CWI 2 fails to comply with the REIT requirements.

        Distributions will be made on all classes of CWI 2 common stock at the same time. The per share amount of distributions on shares of Class A and Class T common stock may differ because of different allocations of class-specific expenses. All shares in a class will receive the same per share amount of distributions.

        Distributions will be paid out of funds legally available therefor at the discretion of the directors, consistent with CWI 2's intention to qualify to be taxed as a REIT. Before CWI 2 substantially invests the net proceeds of the offering, its distributions are likely to exceed its funds from operations and may be paid from borrowings, offering proceeds, and other sources, without limitation, which would reduce amounts available for the acquisition of properties or require CWI 2 to repay such borrowings, both of which could reduce your overall return. In addition, because CWI 2 may receive income from interest or rents at various times during its fiscal year, distributions may not reflect its income earned in that particular distribution period but may be made in anticipation of cash flow which CWI 2 expects to receive during a later quarter and may be made in advance of actual receipt in an attempt to make distributions relatively uniform. If CWI 2 makes distributions in excess of its current or accumulated earnings and profits, the distribution will be treated in part as a return of capital. The directors, in their discretion, will determine in each case whether the sources and amounts of distributions are appropriate.

        CWI 2 is not prohibited from paying stock dividends or from distributing securities in lieu of making cash distributions to stockholders, provided that the securities distributed to stockholders are readily marketable as required by Section VI.I. of the NASAA REIT Guidelines. The ongoing annual distribution and shareholder servicing fee will not be paid on any shares of Class T common stock issued pursuant to a stock dividend. Stockholders who receive marketable securities in lieu of cash distributions may incur transaction expenses in liquidating the securities.

        CWI 2 maintains a distribution reinvestment plan, pursuant to which stockholders may elect to have up to the full amount of their cash distributions from CWI 2 reinvested in additional shares of the class of CWI 2 common stock that such stockholder holds in accordance with the terms of such plan.

Redemption of Shares (Class A and Class T Common Stock)

        Prior to the time, if any, as the shares are listed on a national securities exchange, any stockholder that has held shares for at least one year since the date of their issuance (or less than one year, in the case of a stockholder's death, qualifying disability or receipt of qualifying long-term care, as described below), and who purchased those shares from CWI 2 or received the shares from CWI 2 through a non-cash transaction, not in the secondary market or in any other transaction to which CWI 2 was not a party, may present all or any portion of these shares to CWI 2 for redemption at any time, in accordance with the procedures outlined in this prospectus. At that time, CWI 2 may, at its option, subject to the conditions described below, redeem the shares presented for redemption for cash to the extent CWI 2 has sufficient funds available for redemption and, to the extent the total number of shares of Class A and Class T common stock for which redemption is requested in any quarter, together with the aggregate number of shares of Class A and Class T common stock redeemed in the preceding three fiscal quarters, does not exceed 5% of the total number of CWI 2 shares of Class A and Class T common stock outstanding as of the last day of the immediately preceding fiscal quarter (the "5% limit"). As a result, some or all of a stockholder's shares may not be redeemed. In addition, CWI 2's advisor may assist with the identification of prospective third-party buyers, but receives no compensation for such assistance. Affiliates of CWI 2's advisor are eligible to have their shares redeemed on the same terms as other stockholders.

        Generally, cash available for redemption will be limited to proceeds from the CWI 2 DRIP, plus, if CWI 2 had positive operating cash flow from the previous fiscal year, up to 1% of the operating cash flow of the previous fiscal year. Stockholders may offer shares to CWI 2 for purchase, and CWI 2 may purchase the offered shares if CWI 2 has sufficient cash, subject to the 5% limit.

        Except for redemptions sought upon a stockholder's death or qualifying disability (as defined below) or redemptions sought upon a stockholder's receipt of qualifying long-term care (upon the conditions set forth below), the redemption price will be 95% of the NAV, per share of Class A or Class T common stock, as applicable. By setting the redemption price at a discount (5%) to the price at which CWI 2 offers shares pursuant to the CWI 2 DRIP, CWI 2's objective is to fund redemptions using proceeds from the CWI 2 DRIP while still retaining some of the cash proceeds from the CWI 2 DRIP. For this reason, CWI 2 does not charge different redemption discounts to the Class A and Class T common stock, notwithstanding that each class is subject to different up-front and ongoing fees. In no event will the redemption price exceed the then-current offering price of CWI 2 common stock.

        The holding period begins with the original date of the stockholder's investment in CWI 2. Except in the case of special circumstances redemptions (as described below), the shares must be held for at least one year from the date of issuance.

        Subject to the limitations described in this prospectus and provided that the redemption request is made within one calendar year of the event giving rise to the following special circumstances ("special circumstances redemptions"), CWI 2 may allow a stockholder to request a redemption of his or her shares earlier than one year from the date of their issuance (a) upon the request of the estate, heir, or beneficiary of a deceased stockholder or (b) upon the disability of a stockholder or upon a stockholder's receipt of qualifying long-term care, provided that the condition causing such disability or need for long-term care was not preexisting on the date that such person became a stockholder. The redemption price for redemptions sought upon a stockholder's death or qualifying disability will be the greater of (i) the price paid to acquire the shares from CWI 2 or (ii) 95% of the estimated NAV.

        Furthermore, in order for the disability to be considered a qualifying disability, the stockholder must receive a determination of disability based on a physical or mental condition or impairment made by the governmental agency responsible for reviewing the disability retirement benefit that the stockholder could be eligible to receive. The governmental agencies are limited to the following: (a) if the stockholder paid Social Security taxes and therefore could be eligible to receive Social Security disability benefits, the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time; (b) if the stockholder did not pay Social Security benefits and therefore could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement System ("CSRS"), the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time; or (c) if the stockholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder's discharge from military service under conditions that were other than dishonorable and therefore could be eligible to receive military disability benefits, the Veteran's Administration or the agency charged with the responsibility for administering military disability benefits at that time.

        Disability determinations by governmental agencies for purposes other than those listed above, including worker's compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act, or waiver of insurance premiums, will not entitle a stockholder to the terms available for special circumstances redemptions, unless permitted in the discretion of the CWI 2 board. Redemption requests following an award by the applicable governmental agency of disability benefits must be accompanied by (1) the stockholder's initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management

determination of disability under CSRS, a Veteran's Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that CWI 2 deems acceptable and demonstrates an award of the disability benefits.

        CWI 2 understands that the following disabilities do not entitle a worker to Social Security disability benefits:

  •
  disabilities occurring after the legal retirement age;

  •
  temporary disabilities; and

  •
  disabilities that do not render a worker incapable of performing substantial gainful activity.

        Therefore, these disabilities will not qualify for the terms available for special circumstances redemptions.

        Redemption requests following receipt of long-term care must be accompanied by (1) a written statement from a licensed physician certifying the stockholder's continuous and continuing need for long-term care as previously defined and that the stockholder will indefinitely require long-term care as previously defined and (2) a written statement from the long-term care facility verifying initial date of admittance or from the health agency verifying initial date of services.

        "Long-term care" means (a) a stockholder's continuous and continuing need for receipt of long-term care facility or long-term home health care provided by a home health agency and (b) that a licensed physician has determined that the stockholder will require receipt of long-term care or home health care services provided by a home health agency indefinitely.

        A "long-term care facility" means an institution that (a) is approved by Medicare as a provider of skilled nursing care, (b) is licensed as a skilled nursing home by the state or territory in which it is located (it must be within the United States, Puerto Rico, or U.S. Virgin Islands), or (c) is licensed in the state of residence as an assisted living facility that provides housing, 24-hour on-site monitoring, and personal care services and/or home care services in a home-like setting to five or more adult residences. "Long-term home health care" is health care that is provided by a home health agency that either (a) is approved by Medicare or (b) is certified in the state of residence to provide long-term home health care services.

        If CWI 2 has sufficient funds to purchase some but not all of the shares offered, or if over 5% of its then-outstanding shares of Class A and Class T common stock are offered for redemption, requesting stockholders' shares may be redeemed on a pro rata basis, rounded to the nearest whole share, based upon the total number of shares for which redemption was requested, and the total funds available for redemption. Requests not fulfilled in one quarter will automatically be carried forward to the next quarter, unless such request is revoked, and will receive priority over requests made in the carryover quarter. Requests can be revoked by sending a letter requesting revocation to CWI 2's Investor Relations department. There can be no assurances that CWI 2 will have sufficient funds to repurchase any shares.

        A stockholder who wishes to have shares redeemed must mail or deliver a written request on a form provided by CWI 2 and executed by the stockholder, its trustee or authorized agent to the redemption agent, which is currently DST. To request a form, call CWI 2's Investor Relations department at (800) 972-2739. The redemption agent at all times will be registered as a broker-dealer with the SEC and each state's securities commission unless exempt from registration. Within 30 days following CWI 2's receipt of the stockholder's request, CWI 2 will forward to the stockholder the documents necessary to effect the redemption, including any signature guarantee that CWI 2 or the redemption agent may require. As a result, CWI 2 anticipates that assuming sufficient funds for redemption, the effective date of redemptions will be no later than 30 days after the quarterly determination of the availability of funds for redemption.

        A stockholder may present to CWI 2 fewer than all of the stockholder's shares for redemption; provided, however, that the stockholder must present for redemption at least 25% of the stockholder's shares. Partial redemption requests will be processed on a first in, first out basis for stockholders with multiple investment purchases, including purchases pursuant to the CWI 2 DRIP.

        The board, in its sole discretion, may amend, suspend, or terminate the redemption plan at any time it determines that such amendment, suspension or termination is in CWI 2's best interest. The board may also change or waive the limitations described above on the number of shares that CWI 2 may repurchase during any 12 month period and the amount of operating cash flow that CWI 2 may use to effect redemptions. CWI 2 is not required to provide advance notice of any decision to amend, suspend, terminate or change or waive limitations under the redemption plan; however, it will publicly report any material amendment, change or waiver or any termination or suspension in a periodic report filed with the SEC. The CWI 2 board may also suspend the redemption plan if:

  •
  it determines, in its sole discretion, that such redemption impairs CWI 2's capital or operations;

  •
  it determines, in its sole discretion, that an emergency makes such redemption not reasonably practical;

  •
  any governmental or regulatory agency with jurisdiction over CWI 2 so demands for the protection of the stockholders;

  •
  it determines, in its sole discretion, that such redemption would be unlawful; or

  •
  it determines, in its sole discretion, that such redemption, when considered with all other redemptions, sales, assignments, transfers and exchanges of CWI 2's shares, could cause direct or indirect ownership of shares to become concentrated to an extent which would prevent CWI 2 from qualifying as a REIT under the Code.

        Shares of CWI 2 common stock redeemed under the redemption plan will return to the status of authorized but unissued shares of common stock. CWI 2 will not resell such shares to the public unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws. CWI 2 will immediately terminate the redemption plan and will not accept shares of common stock for redemption in the event the shares of common stock are listed on a national securities exchange or included for quotation on an automatic quotation system or if a secondary trading market for the common stock is otherwise established.

        WPC, the Advisor, CWI 2's directors, and affiliates are prohibited from receiving a fee on any share redemptions, including selling commissions and dealer manager fees.

        The redemption plan will terminate, and CWI 2 will no longer accept shares for redemption, if and when CWI 2's shares are listed on a national securities exchange.

Distribution and Shareholder Servicing Fees (Class T Common Stock Only)

        Shares of Class T common stock are subject to annual distribution and shareholder servicing fees of 1% of the amount of CWI 2's estimated NAV in order to compensate dealers and investment representatives for services and expenses related to the marketing, sale, and distribution of such shares or for shareholder services. Such fees accrue daily and are paid quarterly in arrears. Because the distribution and shareholder servicing fees are paid out of CWI 2's assets on a quarterly basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of selling commissions.

        The distribution and shareholder servicing fees are payable with respect to all shares of Class T common stock (excluding Class T common stock issued under CWI 2's DRIP), but for purposes of calculating the NAV per share of the Class T common stock, the distribution and shareholder servicing fees payable in respect of Class T common stock purchased in the primary offering are allocated to the Class T common stock as a class expense and therefore will impact the NAV of all shares of Class T common stock.

        The distribution and shareholder servicing fees with respect to the Class T common stock will cease when the aggregate underwriting compensation paid in respect of CWI 2's initial public offering (excluding CWI 2's DRIP) equals 10% of the gross proceeds from the offering. CWI 2 currently expects to reach this limitation and cease paying the distribution and shareholder servicing fees by the end of 2020; however, there can be no assurance as to the exact date at which this limitation will be reached.

Restrictions on Roll-up Transactions

        In connection with any proposed transaction considered a "roll-up transaction" involving CWI 2 and the issuance of securities of an entity (a "roll-up entity") that would be created or would survive after the successful completion of the roll-up transaction, an appraisal of all properties shall be obtained from a competent independent appraiser. The properties shall be appraised on a consistent basis, and the appraisal shall be based on the evaluation of all relevant information and shall indicate the value of the properties as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal shall assume an orderly liquidation of properties over a 12-month period.

        The terms of the engagement of the independent appraiser shall clearly state that the engagement is for the benefit of CWI 2 and CWI 2's stockholders. If the appraisal will be included in a prospectus used to offer the securities of a roll-up entity, the appraisal shall be filed with the SEC and the states as an exhibit to the registration statement for the offering. Accordingly, an issuer using the appraisal in the registration statement shall be subject to liability for violation of Section 11 of the Securities Act and comparable provisions under state laws for any material misrepresentations or material omissions in the appraisal, unless the issuer can establish a defense to such liability. A summary of the appraisal, indicating all material assumptions underlying the appraisal, shall be included in a report to stockholders in connection with a proposed roll-up transaction. A "roll-up transaction" is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of CWI 2 and the issuance of securities of a roll-up entity (with no cash election option). This term does not include:

  •
  a transaction involving securities that have been listed on a national securities exchange for at least 12 months; or

  •
  a transaction involving the conversion to corporate, trust, or association form of only CWI 2 if, as a consequence of the transaction there will be no significant adverse change in any of the following: stockholder voting rights; the term of CWI 2's existence; compensation to CWI 2's sponsor or advisor; or CWI 2's investment objectives.

        In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to common stockholders who vote "no" on the proposal the choice of:

  (i)
  accepting the securities of a roll-up entity offered in the proposed roll-up transaction; or

  (ii)
  one of the following:

            (A)  remaining as stockholders of CWI 2 and preserving their interests therein on the same terms and conditions as existed previously, or

            (B)  receiving cash in an amount equal to the stockholder's pro rata share of the appraised value of CWI 2's net assets.

        CWI 2 is prohibited from participating in any proposed roll-up transaction:

            (i)  which would result in CWI 2's common stockholders having democracy rights in a roll-up entity that are less than those provided in the charter and described elsewhere in this prospectus, including rights with respect to the election and removal of directors, annual reports, annual and special meetings, amendment of the charter, and dissolution of CWI 2;

           (ii)  which includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the roll-up entity (except to the minimum extent necessary to preserve the tax status of the roll-up entity), or which would limit the ability of an investor to exercise the voting rights of its securities of the roll-up entity on the basis of the number of shares held by that investor;

          (iii)  in which an investor's rights to access of records of the roll-up entity will be less than those provided in the section titled "—Meetings and Special Voting Requirements" beginning on page 213; or

          (iv)  in which any of the costs of the roll-up transaction would be borne by CWI 2 if the roll-up transaction is rejected by CWI 2's common stockholders.

If the CWI 2 listing charter restatement is approved by CWI 2's stockholders and an initial public offering or stock exchange listing of the combined company occurs, the provisions in CWI 2's charter regarding roll-up transactions would be removed.

Transfer Agent

        The transfer agent and registrar for the shares is DST Systems, Inc. The transfer agent's address is 430 W. 7th Street, Suite 219145, Kansas City, MO 64105, and its phone number is (888) 241-3737.

COMPARISON OF RIGHTS OF CWI 1 STOCKHOLDERS AND
CWI 2 STOCKHOLDERS

General

        Both CWI 1 and CWI 2 are incorporated in Maryland. Upon the effective time of the merger, CWI 1's stockholders will become stockholders of CWI 2. The rights of CWI 1's stockholders are governed currently by the MGCL, CWI 1's charter and the CWI 1's bylaws. Once CWI 1's stockholders become stockholders of CWI 2, their rights will continue to be governed by the MGCL but will be governed by CWI 2's charter and the CWI 2's bylaws.

Certain Differences Between the Rights of CWI 1 Stockholders and CWI 2 Stockholders

        The following chart is a summary of the material differences between the rights of CWI 1's stockholders and the rights of CWI 2's stockholders. This summary does not purport to be a complete description of the differences between the rights of CWI 1's stockholders and CWI 2's stockholders. It reflects the CWI 2 charter amendment but does not reflect any potential change that may come into effect at a future date if the CWI 2 listing charter restatement becomes effective.

CWI 1	CWI 2
Authorized Stock
300,000,000 shares of common stock, $0.001 par value per share, and 50,000,000 shares of preferred stock, $0.001 par value per share, authorized.
400,000,000 shares of common stock, $0.001 par value per share, 320,000,000 of which are classified as shares of Class A common stock and 80,000,000 of which are classified as shares of Class T common stock, and 50,000,000 shares of preferred stock, $0.001 par value per share, authorized.

In connection with the proposed transaction, CWI 2 will create the Series A preferred stock, subject to approval by CWI 2's stockholders of the CWI 2 charter amendment. See the section titled "The Internalization and the Internalization Agreement—CWI 2 Series A Preferred Stock" beginning on page 164 for more information about the Series A preferred stock.

Under the terms of CWI 1's charter, the CWI 1 board has the power to authorize the issuance of shares of stock of any class or series, or securities or rights convertible into shares of any class or series (which issuance, in the case of preferred stock, must also be approved by a majority of independent directors not otherwise interested in the transaction).	Same as CWI 1.

CWI 1	CWI 2
Voting Rights

At any meeting of stockholders, the presence (in person or by proxy) of stockholders entitled to cast a majority of all the votes entitled to be cast at such meeting on any matter will constitute a quorum.	Same as CWI 1.

Generally, a majority of the votes cast at a meeting of stockholders duly called and at which a quorum is present will be sufficient to approve any matter which may properly come before the meeting, unless a vote of a greater or lesser number is required by CWI 1's charter, CWI 1 bylaws, or the MGCL. The holders of a majority of the shares present (in person or by proxy) at an annual meeting at which a quorum is present may, without the necessity for concurrence by the board, vote to elect a director. There are no cumulative voting rights.

Special meetings of stockholders may be called by the chairman of the CWI 1 board, the president, the chief executive officer, or a majority of the CWI 1 board or independent directors and must be called by the corporate secretary to act on any matter that may properly be considered at a meeting of stockholders upon the written request of the stockholders entitled to cast not less than 10% of all the votes entitled to be cast on such matter at such meeting.

CWI 1	CWI 2
Notice of Stockholder Meetings

Notice of any annual or special stockholder meeting will be sent to stockholders entitled to notice of or vote at such meeting not less than 10 nor more than 90 days prior to an annual meeting and no less than 15 days nor more than 60 days prior to any special meeting. For purposes of determining stockholders entitled to notice of, or vote at, any meeting or for any other purpose, (i) the CWI 1 board may fix a record date, which will not be more than 90 days or fewer than 10 days prior to the meeting or particular action requiring determination, or may close the stock transfer books for a stated period, which will not be more than 20 days or fewer than 10 days prior to the meeting date, (ii) the record date will be either the close of business on the day on which the notice of meeting is mailed or the 30th day before the meeting (whichever is closer to the meeting date), or (iii) the record date for determining stockholders entitled to receive dividends or an allotment of any other rights will be the close of business on the day on which the resolution of directors, declaring the dividend or allotment rights, is adopted.
Notice of any annual or special stockholder meeting will be sent to stockholders entitled to notice of or vote at such meeting not less than 10 nor more than 90 days prior to an annual meeting and no less than 15 days nor more than 60 days prior to any special meeting. For purposes of determining stockholders entitled to notice of, or vote at, any meeting or for any other purpose, the CWI 2 board may fix a record date, which will not be more than 90 days or fewer than 10 days prior to the meeting or particular action requiring determination.

CWI 1	CWI 2
Advance Notice of Director Nominations and New Business; Proxy Access

CWI 1's bylaws provide that to be properly brought before an annual meeting, stockholder nominations of individuals for election to the board and proposals of other business must be made by a stockholder of record both at the time of giving of notice and at the time of the meeting, which stockholder must be entitled to vote at the annual meeting, have complied with the advance notice procedures of CWI 1's bylaws, and delivered notice to the corporate secretary not earlier than the 150th day and not later than 5:00 p.m., New York City time, on the 120th day prior to the first anniversary of the mailing of the notice for the preceding year's annual meeting. In the event that the date of the annual meeting is advanced or delayed more than 30 days from the first anniversary of the preceding year's annual meeting, notice must be delivered not earlier than the 150th day prior to the date of the annual meeting and not later than 5:00 p.m., New York City time, on the later of the 120th day prior to the date of the annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.	Same as CWI 1.

Nominations of individuals for election to the board to be considered by the stockholders at a special meeting may be made in the same manner. Only such business brought before the meeting pursuant to the notice of meeting may be conducted at a special meeting.
Distributions

Dividends and other distributions upon the stock of CWI 1 may be authorized by the CWI 1 board subject to the provisions of the MGCL and CWI 1's charter, including generally that after giving effect to a distribution, CWI 1 would continue to be able to pay its debts as they become due in the usual course and its assets would not be less than its liabilities. Dividends and other distributions may be paid in cash, property or stock of CWI 1, subject to the provisions of the MGCL and CWI 1's charter.	Same as CWI 1.

CWI 1	CWI 2
Before payment of any dividends or other distributions, the CWI 1 board may, in its absolute discretion, set aside assets available for such distributions as a reserve fund for contingencies for equalizing dividends or other distributions, for repairing or maintaining any property of CWI 1 or for such other purpose as the CWI 1 board determines to be in the best interests of CWI 1, and the CWI 1 board may modify or abolish any such reserve.
Size of Board of Directors
The number of directors is currently 5. The size of the CWI 1 board may be increased or decreased by a majority of the entire board but shall never be less than the 3 or more than 9.	The number of directors is currently 5. The size of the CWI 2 board may be increased or decreased by a majority of the entire board but shall never be less than 3 or more than 15.
Independent Directors

A majority of the CWI 1 board must be independent, as determined by the board under standards established by CWI 1's charter, except (pending a successor's election) for a period of up to 90 days after the death, removal or resignation of an independent director. Independent directors will, among other duties, (i) review at least annually the performance of CWI 1's advisor, and determine that compensation paid to the advisor is reasonable in light of the nature and quality of services performed and the investment performance of CWI 1 and that the provisions of the advisory agreement are being carried out, and (ii) review CWI 1's total fees and expenses at least annually or with sufficient frequency to determine that expenses incurred are reasonable.	Same as CWI 1.
Removal of Directors

Subject to the rights of holders of CWI 1's preferred stock to elect or remove one or more directors, any director, or the entire CWI 1 board, may be removed from office at any time, but only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors at a meeting called for the purpose of removing the director, and the notice of that meeting must state that the purpose, or one of the purposes of the meeting, is the proposed removal of the director.	Same as CWI 1.

CWI 1	CWI 2
Filling Vacancies

Except as may be provided by the CWI 1 board in setting the terms of any class or preferred stock, any vacancy on the board may be filled only by a vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Independent directors shall nominate replacements for vacancies among the independent directors' positions, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies.	Same as CWI 1.
Exculpation and Indemnification of Directors and Officers

CWI 1's charter contains a provision that limits the liability of its directors and officers to CWI 1 and its stockholders for money damages subject to limitations under CWI 1's charter and the laws of the State of Maryland. CWI 1 must indemnify (without requiring a preliminary determination of ultimate entitlement to indemnification), and pay or reimburse reasonable expenses in advance of the final disposition of a proceeding to: (i) any individual who is a present or former director or officer of CWI 1 or a nondirector member of the investment committee and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a director or officer of CWI 1 and at the request of CWI 1, serves or has served as a director, officer, partner, or trustee of such corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan, or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, or (iii) CWI 1's advisor or any of its affiliates acting as an agent of CWI 1 (each a "CWI 1 indemnitee"). CWI 1 may, with the approval of the CWI 1 board or any duly authorized committee thereof, provide such indemnification and advance for expenses and the CWI 1 board may take such action as is necessary.	Same as CWI 1.

CWI 1	CWI 2
CWI 1's charter provides that CWI 1 may indemnify such an CWI 1 indemnitee for any liability or loss suffered by such indemnitee only if: (w) the CWI 1 indemnitee has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of CWI 1, (x) the CWI 1 indemnitee was acting on behalf of or performing services for CWI 1, (y) such liability or loss was not the result of negligence or misconduct (or of gross negligence or wilful misconduct, in the case of an independent director), and (z) such indemnification is recoverable only out of the net assets of CWI 1 and not from its stockholders. Additionally, CWI 1 may not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by a CWI 1 indemnitee unless: (i) there has been a successful adjudication on the merits of each count involving alleged material securities law violations as to such indemnitee, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to such indemnitee; or (iii) a court of competent jurisdiction approves a settlement of the claims against such indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities of CWI 1 were offered or sold as to indemnification for violations of securities laws.

CWI 1	CWI 2
CWI 1 may pay or reimburse reasonable legal expenses and other costs incurred by a CWI 1 indemnitee in advance of final disposition of a proceeding only if all of the following are satisfied: (i) the proceeding relates to acts or omissions with respect to the performance of duties or services on behalf of CWI 1, (ii) the CWI 1 indemnitee provides CWI 1 with written affirmation of the CWI 1 indemnitee's good faith belief that the CWI 1 indemnitee has met the standard of conduct necessary for indemnification by CWI 1 as authorized by CWI 1's charter, (iii) the legal proceeding was initiated by a third party who is not a stockholder or, if by a stockholder of CWI 1 acting in his or her capacity as such, a court of competent jurisdiction approves such advancement, and (iv) the CWI 1 indemnitee provides CWI 1 with a written agreement to repay the amount paid or reimbursed by CWI 1, together with the applicable legal rate of interest thereon, if it is ultimately determined that the CWI 1 indemnitee did not comply with the requisite standard of conduct and is not entitled to indemnification.
Inspection of Books and Records; Reports to Stockholders

In accordance with Section 2-512 of the MGCL and CWI 1's charter, CWI 1's bylaws, the minutes of the proceedings of stockholders, the annual statement of affairs and any voting trust agreements deposited with the company are open to inspection by stockholders at CWI 1's offices at all reasonable times, and may inspect and copy any of them for a reasonable charge. Section 2-512 of the MGCL also permits any stockholder to present to any officer or resident agent of CWI 1 a written request for a statement showing all stock and securities issued by CWI 1 during a specified period of not more than 12 months before the date of the request.	Same as CWI 1.

In addition, an alphabetical stockholder list (with the stockholders' names, addresses, telephone numbers and numbers of shares held) will be available for inspection upon request only if the stockholder represents to CWI 1 that the list will not be used to pursue commercial interests of the stockholder unrelated to the stockholder's interest in CWI 1.

CWI 1	CWI 2
CWI 1's charter requires the directors (including the independent directors) to take reasonable steps to ensure that CWI 1 causes to be prepared and mailed or delivered to each stockholder within 120 days after the end of the fiscal year to which it relates an annual report including: (i) financial statements prepared in accordance with GAAP which are audited and reported on by independent certified public accountants; (ii) the ratio of the costs of raising capital during the period to the capital raised; (iii) the aggregate amount of advisory fees and the aggregate amount of other fees paid to CWI 1's advisor and any affiliate of the advisor, including fees or charges paid to the advisor and any affiliate of the advisor by third parties doing business with CWI 1; (iv) the operating expenses of CWI 1, stated as a percentage of average invested assets and as a percentage of net income; (v) a report from the independent directors that the policies being followed by CWI 1 are in the best interests of the stockholders and the basis for such determination; and (vi) separately stated, full disclosure of all material terms, factors and circumstances surrounding any and all transactions involving CWI 1, its directors, its advisors, its sponsors and any affiliate thereof occurring in the year for which the annual report is made, and the independent directors shall be specifically charged with a duty to examine and comment in the report on the fairness of such transactions.
Charter Amendments

Except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provisions in CWI 1's charter, any amendment to CWI 1's charter will be valid only if declared advisable by the CWI 1 board and approved by the affirmative vote of stockholders entitled to cast a majority of all votes entitled to be cast on the matter, including those relating to investment objectives and limitations, conflicts of interest, liability limitations and indemnification, and roll-up transactions.	Same as CWI 1.

CWI 1	CWI 2
Under the terms of CWI 1's charter, the CWI 1 board additionally has the power to (i) amend the charter from time to time without stockholder approval to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, (ii) designate and issue one or more classes or series of common stock or preferred stock, with whatever powers, preferences and rights as the board may desire, and (iii) classify or reclassify any unissued shares of our common stock or preferred stock into other classes or series of stock.
Bylaw Amendments
The CWI 1 board has the exclusive power to adopt, alter or repeal any provision of the bylaws and to make new bylaws.	Same as CWI 1.
Limits on Ownership and Transfer of Shares

Subject to certain exceptions, no person may beneficially or constructively own (i) more than 9.8% in value of the aggregate outstanding shares of CWI 1 stock, (ii) more than 9.8% in value or in number of shares of the aggregate outstanding shares of CWI 1 common stock, (iii) shares that would result in CWI 1 being "closely held" under Section 856(h) of the Code or otherwise cause CWI 1 to fail to qualify as a REIT, and (iv) shares from a transfer that, if effective, would result in the shares being beneficially owned by less than 100 persons. The limits in (i) and (ii) above do not apply to an "excepted holder" (defined as a stockholder whom the CWI 1 board in its sole discretion exempts, prospectively or retroactively, from the following ownership limits).	Same as CWI 1.

CWI 1	CWI 2
In the event of a purported transfer or other event that would, if effective, result in the ownership of shares in violation of the ownership or transfer limitations in (i), (ii), or (iii) above, that number of shares that would be owned by the transferee in violation of ownership or transfer limitations are automatically transferred to a trust for the benefit of one or more charitable beneficiaries. In addition, CWI 1 may redeem shares upon the terms and conditions specified by the CWI 1 board in its sole discretion if the CWI 1 board determines that ownership or a transfer or other event may violate the restrictions described above. Furthermore, upon the occurrence of certain events, attempted transfers in violation of the restrictions described in (i), (ii) or (iii) above may, and in (iv) above will, be void ab initio.
Maryland Business Combination Act
CWI 1 has not opted out of the business combination provisions of the MGCL.	Same as CWI 1.
Maryland Control Share Acquisition Act

The CWI 1 bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of CWI 1 stock and, consequently, the control share acquisition statute will not apply to CWI 1 unless the CWI 1 board later amends CWI 1's bylaws to modify or eliminate this provision, which it may do without CWI 1 stockholder approval, and which it may make effective prospectively or retrospectively.	Same as CWI 1.
Maryland Unsolicited Takeover Act

The board has not opted out of any provision of the Maryland Unsolicited Takeover Act. Consequently, and notwithstanding any contrary provision in CWI 1's charter or CWI 1 bylaws, the board could unilaterally divide itself into classes without CWI 1 stockholder approval.	Same as CWI 1.

CWI 1	CWI 2
Restrictions on Roll-up Transactions

CWI 1's charter defines a "roll-up transaction" as a transaction involving the acquisition, merger, conversion, or consolidation, directly or indirectly, of CWI 1 and the issuance of securities of a roll-up entity. The definition does not include (i) a transaction involving CWI 1 securities that have been listed on a national securities exchange for at least 12 months or (ii) a transaction involving the conversion to corporate, trust or association form of only CWI 1 if, as a consequence of the transaction there will be no significant adverse change in stockholder voting rights, the term of CWI 1's existence, sponsor or advisor compensation, or CWI 1's investment objectives. The person sponsoring the roll-up transaction must offer to stockholders who vote against the proposed roll-up transaction the choice of: (x) accepting the securities of a roll-up entity offered in the proposed roll-up transaction or (y) one of the following: (a) remaining as stockholders of CWI 1 and preserving their interests therein on the same terms and conditions as existed previously or (b) receiving cash in an amount equal to the stockholder's pro rata share of the appraised value of CWI 1's net assets.	Same as CWI 1.

In addition, CWI 1 is prohibited from participating in any proposed roll-up transaction: (1) that would result in the stockholders having voting rights in a roll-up entity that are less than those described in the meetings and stockholder voting rights provisions of CWI 1's charter; (2) that includes provisions that would operate to materially impede or frustrate the accumulation of shares by any purchaser of the securities of the roll-up entity (except to the minimum extent necessary to preserve the tax status of the roll-up entity), or which would limit the ability of an investor to exercise the voting rights of its securities of the roll-up entity on the basis of the number of shares held by that investor; (3) in which investors' rights to access of records of the roll-up entity will be less than those described above under the section titled "—Inspection of Books and Records; Reports to Stockholders"; or (4) in which any of the costs of the roll-up transaction would be borne by CWI 1 if the roll-up transaction is rejected by CWI 1's stockholders.	Same as CWI 1.

CWI 1	CWI 2
In addition, in connection with any proposed roll-up transaction, an appraisal of all of CWI 1's assets shall be obtained from a competent independent appraiser. CWI 1's assets shall be appraised on a consistent basis, and the appraisal shall be based on the evaluation of all relevant information and shall indicate the value of CWI 1's assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal shall assume an orderly liquidation of CWI 1's assets over a twelve month period. The terms of the engagement of the independent appraiser shall clearly state that the engagement is for the benefit of CWI 1 and the stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, shall be included in a report to stockholders in connection with a proposed roll-up transaction.	Same as CWI 1.
Appraisal Rights

Stockholders of CWI 1 are not entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL or any successor statute unless the CWI 1 board, upon the affirmative vote of a majority of the board, determines that such rights apply, with respect to all or any classes or series of CWI 1 stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise such rights.	Same as CWI 1.

LEGAL MATTERS

        The validity of the shares of CWI 2 common stock to be issued in connection with the merger will be passed upon for CWI 2 by Clifford Chance US LLP.

        In addition, the description of federal income tax consequences contained in the section titled "Material U.S. Federal Income Tax Considerations" beginning on page 179 is based on the opinion of each of Clifford Chance US LLP and Hogan Lovells US LLP.

EXPERTS

        The financial statements of CWI 1, as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, included in this Joint Proxy Statement/Prospectus have been so included in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of CWI 2, as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, have been so included in reliance on the report of PwC, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The combined financial statements of CWI Santa Barbara Hotel, LP, CWI 2 Santa Barbara Hotel, LP, CWI Santa Barbara Mezz, LP, CWI 2 Santa Barbara Mezz, LP, CWI Santa Barbara Hotel GP, LLC, CWI 2 Santa Barbara Hotel GP, LLC, and Santa Barbara Hotel Operator, Inc. as of December 31, 2018 and for the year in the one-year period ended December 31, 2018, included in this Joint Proxy Statement/Prospectus have been audited by RSM US LLP, an independent auditor, as stated in such firm's report thereon and have been so included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

CWI 1 Stockholder Proposals

        CWI 1 held its 2019 annual meeting on June 25, 2019. CWI 1 will hold an annual meeting of its stockholders in 2020 only if the merger is not completed. CWI 1 must receive any proposal that a stockholder intends to present at CWI 1's 2020 annual meeting no later than January 2, 2020 in order to be included in CWI 1's proxy statement and form of proxy relating to the 2020 annual meeting pursuant to Rule 14a-8 under the Exchange Act.

        In order for proposals submitted outside of Rule 14a-8 to be considered at the 2020 annual meeting, stockholder proposals, including stockholder nominations for director, must comply with the advance notice and eligibility requirements contained in CWI 1's bylaws. CWI 1's bylaws provide that stockholders are required to give advance notice to CWI 1 of any business to be brought by a stockholder before an annual stockholders' meeting. For business to be properly brought before an annual meeting by a stockholder, the stockholder must give timely written notice thereof to the Corporate Secretary of CWI 1. In order to be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of CWI 1 not later than 5:00 p.m., New York City time, on the 120th day nor earlier than 150 days prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting. Therefore, any stockholder proposals, including nominations for directors, submitted outside of Rule 14a-8 to be voted on at the 2020 annual meeting of stockholders must have been received by CWI 1 not earlier than December 3, 2019, and must have been received not later than 5:00 p.m., New York City time, on January 2, 2020, being, respectively, 150 and 120 days prior to May 1, 2020, which is the first anniversary of the date of mailing of the notice for the preceding year's annual meeting. However, in the event that the date of the annual meeting of stockholders in 2020 is advanced or delayed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the 150th day prior to such changed annual meeting date and not later than 5:00 p.m., New York City time, on the later of the 120th day prior to such changed annual meeting date or the tenth day following the day on which public announcement of the date of such meeting is first made.

        A copy of CWI 1's bylaws is available upon request. Such requests and any stockholder proposals should be sent to Susan C. Hyde, Chief Administrative Officer and Corporate Secretary, CWI 1, 50 Rockefeller Plaza, New York, NY 10020. These procedures apply to any matter that a stockholder wishes to raise at any annual meeting, including those matters raised other than pursuant to Rule 14a-8. A stockholder proposal that does not meet the above requirements will be considered untimely, and any proxy solicited by CWI 1 may confer discretionary authority to vote on such proposal.

CWI 2 Stockholder Proposals

        CWI 2 held its 2019 annual meeting on June 25, 2019. CWI 2 stockholders interested in proposing a matter for a vote by CWI 2's stockholders at the 2020 annual meeting of CWI 2 must submit the proposal no later than January 2, 2020 in order for it to be included in our proxy statement and form of proxy relating to the 2020 annual meeting pursuant to Rule 14a-8 under the Exchange Act.

        In order for proposals submitted outside of Rule 14a-8 to be considered at the 2020 annual meeting, stockholder proposals, including stockholder nominations for director, must comply with the advance notice and eligibility requirements contained in CWI 2's bylaws. CWI 2's bylaws provide that stockholders are required to give advance notice to CWI 2 of any business to be brought by a stockholder before an annual stockholders' meeting. For business to be properly brought before an annual meeting by a stockholder, the stockholder must give timely written notice thereof to the Corporate Secretary of CWI 2. In order to be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of CWI 2 not later than 5:00 p.m., New York City time, on the 120th day nor earlier than 150 days prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting. Therefore, any stockholder proposals, including nominations for directors, submitted outside of Rule 14a-8 to be voted on at the 2020 annual meeting of stockholders must have been received by CWI 2 not earlier than December 3, 2019, and must have been received not later than 5:00 p.m., New York City time, on January 2, 2020, being, respectively, 150 and 120 days prior to May 1, 2020, which is the first anniversary of the date of mailing of the notice for the preceding year's annual meeting. However, in the event that the date of the annual meeting of stockholders in 2020 is advanced or delayed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be delivered not earlier than the 150th day prior to such changed annual meeting date and not later than 5:00 p.m., New York City time, on the later of the 120th day prior to such changed annual meeting date or the tenth day following the day on which public announcement of the date of such meeting is first made.

        A copy of CWI 2's bylaws is available upon request. Such requests and any stockholder proposals should be sent to Susan C. Hyde, Chief Administrative Officer and Corporate Secretary, CWI 2, 50 Rockefeller Plaza, New York, NY 10020. These procedures apply to any matter that a stockholder wishes to raise at any annual meeting, including those matters raised other than pursuant to Rule 14a-8. A stockholder proposal that does not meet the above requirements will be considered untimely, and any proxy solicited by CWI 2 may confer discretionary authority to vote on such proposal.

 OTHER MATTERS

        Only one Joint Proxy Statement/Prospectus is being delivered to multiple security holders who share an address unless CWI 1 or CWI 2, as applicable, has received contrary instructions from one or more of the security holders. CWI 1 or CWI 2, as applicable, will deliver promptly, upon written or oral request, a separate copy of this Joint Proxy Statement/Prospectus to a security holder of a shared address to which a single copy was delivered. Also, security holders sharing an address may request a single copy of annual reports or proxy statements if they are currently receiving multiple copies. Such requests can be made by contacting Susan C. Hyde, Chief Administrative Officer and Corporate Secretary, CWI 2, 50 Rockefeller Plaza, New York, NY 10020, or calling (212) 492-1100.

WHERE YOU CAN FIND MORE INFORMATION

        Each of CWI 1 and CWI 2 files reports, proxy statements, and other information with the SEC. You may obtain copies of the respective filings for free at the SEC's website at www.sec.gov. You may also obtain copies of CWI 2's filings for free at CWI 2's website at www.careywatermark2.com (by selecting "Investor Relations" and then selecting "SEC Filings") and copies of CWI 1's filings for free at CWI 1's website at www.careywatermark.com (by selecting "Investor Relations" and then selecting "SEC Filings"); the respective filings are made available as soon as reasonably practicable after they are filed with or furnished to the SEC. CWI 1's or CWI 2's respective website addresses are provided solely for the information of investors and are not intended to be an active link. The information contained on or accessed through CWI 1's or CWI 2's respective websites are not incorporated by reference into, and are not otherwise a part of, this Joint Proxy Statement/Prospectus.

        You may obtain a copy of this Joint Proxy Statement/Prospectus for free from the SEC at the SEC's website at www.sec.gov or by contacting CWI 1 or CWI 2 in writing or by telephone:

FOR CWI 1 STOCKHOLDERS:	FOR CWI 2 STOCKHOLDERS:
Carey Watermark Investors Incorporated	Carey Watermark Investors 2 Incorporated
50 Rockefeller Plaza	50 Rockefeller Plaza
New York, New York 10020	New York, New York 10020
(800) 972-2739	(800) 972-2739
Attention: Investor Relations	Attention: Investor Relations

        Statements or summaries contained in this Joint Proxy Statement/Prospectus regarding the contents of any document that is attached or filed as an exhibit hereto are not necessarily complete, and each such statement or summary is qualified in its entirety by reference to the full text of such document. Descriptions contained in this Joint Proxy Statement/Prospectus regarding the terms and conditions of any agreement that is described herein, including descriptions of the representations and warranties that each of CWI 1 and CWI 2 made to the other in the merger agreement, should not be read alone and instead should be read only in conjunction with the other information provided elsewhere in this document.

        In order for CWI 1's stockholders and CWI 2's stockholders to receive timely delivery of the requested documents in advance of CWI 1 special meeting and CWI 2 special meeting, CWI 1 or CWI 2, as applicable, should receive such request by no later than March 24, 2020.

Page
CWI 2
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2018, 2017, AND 2016 (AUDITED)
Report of Independent Registered Public Accounting Firm	F-87
Consolidated Balance Sheets as of December 31, 2018 and 2017	F-88
Consolidated Statements of Operations for the Years Ended December 31, 2018, 2017, and 2016	F-89
Consolidated Statements of Comprehensive Loss for the Years Ended December 31, 2018, 2017, and 2016	F-90
Consolidated Statements of Equity for the Years Ended December 31, 2018, 2017, and 2016	F-91
Consolidated Statements of Cash Flows for the Years Ended December 31, 2018, 2017, and 2016	F-92
Notes to Consolidated Financial Statements	F-94
Schedule II—Valuation and Qualifying Accounts for the Years Ended December 31, 2018, 2017, and 2016	F-128
Schedule III—Real Estate and Accumulated Depreciation as of December 31, 2018	F-129
Notes to Schedule III for the Years Ended December 31, 2018, 2017, and 2016	F-130
FINANCIAL STATEMENTS (INTERIM) AS OF AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 (UNAUDITED)
Consolidated Balance Sheets as of September 30, 2019 and December 31, 2018	F-131
Consolidated Statements of Operations for the Three and Nine Months Ended September 30, 2019 and 2018	F-132
Consolidated Statements of Comprehensive Loss for the Three and Nine Months Ended September 30, 2019 and 2018	F-133
Consolidated Statements of Equity for the Three and Nine Months Ended September 30, 2019 and 2018	F-134
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2019 and 2018	F-136
Notes to Consolidated Financial Statements	F-137
RITZ-CARLTON BACARA, SANTA BARBARA HOTEL
FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2018, AND PERIOD FROM SEPTEMBER 27, 2017 (ACQUISITION) THROUGH DECEMBER 31, 2017
Independent Auditor's Report	F-159
Combined Balance Sheets as of December 31, 2018 and 2017	F-161
Combined Statements of Operations for the Year Ended December 31, 2018, and Period from September 28, 2017 (Acquisition) through December 31, 2017	F-162
Combined Statements of Other Comprehensive Loss for the Year Ended December 31, 2018, and Period from September 28, 2017 (Acquisition) through December 31, 2017	F-163
Combined Statements of Changes in Equity for the Year Ended December 31, 2018, and Period from September 28, 2017 (Acquisition) through December 31, 2017	F-164
Combined Statements of Cash Flows for the Year Ended December 31, 2018, and Period from September 28, 2017 (Acquisition) through December 31, 2017	F-165
Notes to Combined Financial Statements	F-166

 CAREY WATERMARK INVESTORS 2 INCORPORATED
UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        This unaudited pro forma consolidated financial information should be read in conjunction with the unaudited financial statements of Carey Watermark Investors Incorporated ("CWI 1") and Carey Watermark Investors 2 Incorporated ("CWI 2") as of and for the nine months ended September 30, 2019 and the audited financial statements of CWI 1 and CWI 2 as of and for the year ended December 31, 2018, including the notes thereto either incorporated by reference to this filing or presented elsewhere in this filing, and other financial information and analyses, either incorporated by reference to this filing or presented elsewhere in this filing.

        The unaudited pro forma consolidated financial information (i) is based on available information and assumptions that management deems reasonable; (ii) is presented for informational purposes only; (iii) does not purport to be indicative of the combined company's future results of operations or financial position; and (iv) does not purport to represent the financial position or results of operations that would actually have occurred assuming completion of the activities and transactions described below had occurred on September 30, 2019 for the pro forma consolidated balance sheet or on January 1, 2018 for the pro forma consolidated statements of operations.

        The unaudited pro forma statements of operations for the nine months ended September 30, 2019 and the year ended December 31, 2018 reflect the combined company's results as if the merger between CWI 1 and CWI 2 occurred as of January 1, 2018. The unaudited pro forma balance sheet as of September 30, 2019 reflects the combined company's financial position as if the merger occurred as of such date. The unaudited pro forma consolidated financial statements were prepared using the acquisition method of accounting for business combinations with the merger accounted for as a reverse acquisition. In the merger, CWI 2 is the legal acquirer while CWI 1 is considered to be the accounting acquirer for financial reporting purposes.

        Subject to the terms and conditions contained in the merger agreement, at the effective time of the merger (the "effective time"), each issued and outstanding share of CWI 1's common stock (or fraction thereof), $0.001 par value per share ("CWI 1 common stock"), will be converted into the right to receive 0.9106 shares of validly issued, fully paid and nonassessable shares of CWI 2's Class A common stock, $0.001 par value per share. From and after the effective time, all such shares of CWI 1 common stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a share of CWI 1 common stock shall cease to have any rights with respect thereto, except for the right to receive the consideration as provided in the merger agreement.

CAREY WATERMARK INVESTORS 2 INCORPORATED

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of September 30, 2019

(in thousands)

	Historical
			Pro Forma Adjustments		Pro Forma Consolidated
	CWI 1	CWI 2		(Notes)
Assets
Investments in real estate:
Hotels, at cost	$2,085,575	$1,465,401	$663,764	A	$4,214,740
Accumulated depreciation	(295,974)	(146,101)	146,101	A	(295,974)

Net investments in hotels	1,789,601	1,319,300	809,865	A	3,918,766
Assets held for sale	15,203	—	—		15,203
Equity investments in real estate	106,890	115,733	(115,733)	B1	27,693
			(53,371)	B2
			(25,826)	B3
Operating lease right-of-use assets	47,461	1,264	(35)	A	48,690
Cash and cash equivalents	78,831	74,777	1,356	A	119,589
			(35,375)	C
Intangible assets, net	65,184	36	12,114	A	77,334
Restricted cash	61,443	34,188	3,996	A	99,627
Accounts receivable, net	22,091	30,991	5,534	A	58,616
Other assets	24,761	10,033	2,194	A	36,611
			(377)	Q

Total assets	$2,211,465	$1,586,322	$604,342		$4,402,129

Liabilities
Non-recourse debt, net	$1,274,847	$831,393	$233,263	A	$2,339,503
WPC Credit Facility	35,000	—	(35,000)	C	—
Accounts payable, accrued expenses and other liabilities	107,047	61,896	31,184	A	232,968
			29,900	D
			2,941	Q
Operating lease liabilities	71,540	2,006	23	A	73,569
Due to related parties and affiliates	3,040	1,790	(375)	C	4,455
Other liabilities held for sale	208	—	—		208
Distributions payable	20,171	11,476	—		31,647

Total liabilities	1,511,853	908,561	261,936		2,682,350

Preferred stock, Series A	—	—	65,000	E1	65,000
Equity
Preferred stock	—	—	—		—
Common stock	142	92	(92)	F	1,203
			978	G
			80	H
			3	E2
Additional paid-in capital	1,195,949	843,008	(843,008)	F	2,113,843
			976,194	G
			33,992	H
			32,408	E2
			(124,700)	E4
Distributions and accumulated losses	(548,011)	(191,703)	191,703	F	(505,016)
			(29,900)	D
			27,766	B2
			42,268	B3
			(3,318)	Q
			6,179	G
Accumulated other comprehensive loss	(266)	(59)	59	F	(266)

Total stockholders' equity	647,814	651,338	310,612		1,609,764
Noncontrolling interests	51,798	26,423	(26,423)	F	45,015
			(34,072)	H
			27,289	E3

Total equity	699,612	677,761	277,406		1,654,779

Total liabilities and equity	$2,211,465	$1,586,322	$604,342		$4,402,129

CAREY WATERMARK INVESTORS 2 INCORPORATED

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2019

(in thousands, except share and per share amounts)

	Historical
			Pro Forma Adjustments		Pro Forma Consolidated
	CWI 1	CWI 2		(Notes)
Revenues
Hotel Revenues
Rooms	$298,126	$194,859	$33,145	J	$526,130
Food and beverage	127,126	67,969	23,022	J	218,117
Other operating revenue	40,483	15,877	8,501	J	64,861
Business interruption income	3,627	827	—		4,454

Total Hotel Revenues	469,362	279,532	64,668		813,562

Expenses
Rooms	66,227	42,459	9,040	J	117,726
Food and beverage	86,866	50,566	18,157	J	155,589
Other hotel operating expenses	21,366	3,545	4,757	J	29,668
Property taxes, insurance, rent and other	55,539	17,500	3,865	J	76,795
			(109)	K
Sales and marketing	43,672	24,034	3,227	J	70,933
General and administrative	41,624	25,538	5,308	J	72,470
Repairs and maintenance	15,013	9,778	2,555	J	27,346
Management fees	12,971	9,815	970	J	23,756
Utilities	11,510	6,683	1,364	J	19,557
Depreciation and amortization	57,845	35,632	12,479	J	110,327
			4,371	K

Total Hotel Operating Expenses	412,633	225,550	65,984		704,167

Asset management fees to affiliate and other expenses	11,073	8,131	(18,723)	L1	481
Corporate general and administrative expenses	9,211	5,731	5	J	15,528
			581	M
Gain on hurricane-related property damage	(880)	(10)	—		(890)
Transaction costs	1,483	1,647	(3,130)	D	—

Total Expenses	433,520	241,049	44,717		719,286

Operating income before net gain on sale of real estate	35,842	38,483	19,951		94,276
Net gain on sale of real estate	5,881	—	—		5,881

Operating Income	41,723	38,483	19,951		100,157

Interest expense	(50,205)	(30,290)	(10,264)	J	(87,957)
			2,802	N
Equity in earnings (losses) of equity method investments in real estate, net	101	(2,467)	2,406	O	40
Net loss on extinguishment of debt	(136)	—	—		(136)
Other income	605	739	3	J	1,347

(Loss) income before income taxes	(7,912)	6,465	14,898		13,451
Provision for income taxes	(2,133)	(538)	—		(2,671)

Net (Loss) Income	(10,045)	5,927	14,898		10,780
Income attributable to noncontrolling interests	(6,474)	(6,638)	9,358	L3	(909)
			2,955	P
			(110)	E3

Net (Loss) Income Attributable to the Company	(16,519)	(711)	27,101		9,871
Preferred dividends	—	—	(2,438)	E1	(2,438)

Net (Loss) Income Attributable to Stockholders	$(16,519)	$(711)	$24,663		$7,433

Class A Common Stock
Net (loss) income attributable to Stockholders	$(16,519)	$(132)		R	$5,683
Basic and diluted weighted-average shares outstanding	141,332,118	31,805,056		R	163,539,791
Basic and diluted (loss) income per share	$(0.12)	$—		R	$0.03
Class T Common Stock
Net (loss) income attributable to Stockholders	—	$(579)		R	$1,750
Basic and diluted weighted-average shares outstanding	—	59,845,797		R	59,845,797
Basic and diluted (loss) income per share	—	$(0.01)		R	$0.03

CAREY WATERMARK INVESTORS 2 INCORPORATED

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2018

(in thousands, except share and per share amounts)

	Historical
			Pro Forma Adjustments		Pro Forma Consolidated
	CWI 1	CWI 2		(Notes)
Revenues
Hotel Revenues
Rooms	$385,189	$247,099	$39,874	J	$672,162
Food and beverage	159,020	93,555	30,661	J	283,236
Other operating revenue	46,099	20,744	11,135	J	77,978
Business interruption income	23,579	934	—		24,513

Total Hotel Revenues	613,887	362,332	81,670		1,057,889

Expenses
Rooms	88,761	57,008	11,965	J	157,734
Food and beverage	112,708	68,132	24,327	J	205,167
Other hotel operating expenses	26,400	5,292	6,341	J	38,033
Property taxes, insurance, rent and other	62,586	19,973	7,833	J	90,296
			(96)	K
Sales and marketing	57,763	30,562	3,895	J	92,220
General and administrative	53,417	32,455	6,902	J	92,774
Repairs and maintenance	19,857	12,099	3,376	J	35,332
Management fees	17,849	13,014	1,225	J	32,088
Utilities	14,701	8,862	1,711	J	25,274
Depreciation and amortization	77,170	46,137	16,639	J	157,989
			18,043	K

Total Hotel Operating Expenses	531,212	293,534	102,161		926,907

Asset management fees to affiliate and other expenses	15,294	10,932	(24,535)	L1	1,691
Corporate general and administrative expenses	11,602	7,464	85	J	19,926
			775	M
Acquisition-related expenses	—	1,177	—		1,177
(Gain) loss on hurricane-related property damage	(1,340)	682	—		(658)

Total Expenses	556,768	313,789	78,486		949,043

Operating income before net gain on sale of real estate	57,119	48,543	3,184		108,846
Net gain on sale of real estate	31,260	—	300	L2	31,560

Operating Income	88,379	48,543	3,484		140,406

Interest expense	(66,597)	(40,226)	(12,821)	J	(116,080)
			3,564	N
Equity in (losses) earnings of equity method investments in real estate, net	(1,315)	(5,819)	8,727	O	1,593
Net loss on extinguishment of debt	(511)	(380)	—		(891)
Other income	665	792	3	J	1,460

Income before income taxes	20,621	2,910	2,957		26,488
Provision for income taxes	(4,877)	(3,259)	—		(8,136)

Net Income (Loss)	15,744	(349)	2,957		18,352
Income attributable to noncontrolling interests	(7,688)	(7,438)	10,609	L3	(1,170)
			3,537	P
			(190)	E3

Net Income (Loss) Attributable to the Company	8,056	(7,787)	16,913		17,182
Preferred dividends	—	—	(3,250)	E1	(3,250)

Net Income (Loss) Attributable to Stockholders	$8,056	$(7,787)	$13,663		$13,932

Class A Common Stock
Net income (loss) attributable to Stockholders	$8,056	$(2,443)		R	$10,673
Basic and diluted weighted-average shares outstanding	139,376,034	30,390,179		R	162,124,914
Basic and diluted income per share	$0.06	$(0.08)		R	$0.07
Class T Common Stock
Net (loss) income attributable to CWI 2 Stockholders	$—	$(5,344)		R	$3,259
Basic and diluted weighted-average shares outstanding	—	58,842,820		R	58,842,820
Basic and diluted (loss) income per share	$—	$(0.09)		R	$0.06

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Note 1. Overview

        On October 22, 2019, CWI 1, CWI 2, and certain other parties entered into the Agreement and Plan of Merger, dated as of October 22, 2019 (the "merger agreement"), and the Internalization Agreement, dated as of October 22, 2019 (the "internalization agreement"). At the effective time of the merger, each issued and outstanding share of CWI 1 common stock will be converted into the right to receive 0.9106 shares of CWI 2 Class A common stock.

        Concurrent with the execution of the merger agreement, CWI 1, CWI 2, W. P. Carey Inc. ("WPC"), and Watermark Capital Partners, LLC ("Watermark," and collectively with WPC, the "Managers"), entered into the internalization agreement. Among other things, the internalization agreement provides for the termination of the special general partner interests in CWI OP, LP ("CWI 1 OP"), and CWI 2 OP, LP ("CWI 2 OP"), as applicable ("special general partner interests") and the advisory and subadvisory agreements.

        Immediately following the closing of the merger, CWI 2 will redeem the special general partner interests held by the Managers (the "redemption"). The redemption will be effected through an exchange of the special general partner interests held by the Managers with CWI 2 for shares of common and preferred stock of CWI 2 and limited partnership units of CWI 2 OP. The equity issued by CWI 2 and CWI 2 OP to the Managers has an estimated aggregate fair value of $125.0 million.

Note 2. Basis of Presentation

        The accompanying unaudited pro forma consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X and do not include all of the information and disclosures required by generally accepted accounting principles of the United States ("GAAP"). Pro forma financial information is intended to provide information about the continuing impact of a transaction by showing how a specific transaction or group of transactions might have affected historical financial statements. Pro forma financial information illustrates only the isolated and objectively measurable (based on historically determined amounts) effects of a particular transaction, and excludes effects based on judgmental estimates of how historical management practices and operating decisions may or may not have changed as a result of the transaction. Therefore, pro forma financial information does not include information about the possible or expected impact of current actions taken by management in response to the pro forma transaction, as if management's actions were carried out in previous reporting periods.

        This unaudited pro forma consolidated financial information is presented for informational purposes only and does not purport to be indicative of the combined company's financial results or financial position as if the transactions reflected herein had occurred, or been in effect during the pro forma periods. In addition, this pro forma consolidated financial information should not be viewed as indicative of the combined company's expected financial results for future periods.

        Historical amounts are derived from the unaudited consolidated financial statements of CWI 1 and CWI 2 as of and for the nine months ended September 30, 2019 and the audited consolidated statements of operations of CWI 1 and CWI 2 for the year ended December 31, 2018. The historical financial statements of CWI 1 and CWI 2 begin on page F-13.

        Certain amounts in the historical consolidated financial statements of CWI 2 have been reclassified to conform to the presentation of the combined company in the unaudited pro forma condensed consolidated financial statements.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 3. Pro Forma Merger Consideration

        As the merger is accounted for as a reverse acquisition, the fair value of the consideration transferred is measured based upon the number of shares of common stock CWI 1, as the accounting acquirer, would theoretically have to issue to the stockholders of CWI 2 to achieve the same ratio of ownership in the combined company upon completion of the merger and applying the net asset value ("NAV").

        As a result, the implied shares of CWI 1 common stock issued in consideration was computed based on the number of outstanding shares of CWI 2 common stock prior to the merger divided by the exchange ratio of 0.9106.

Total Pro Forma Merger Consideration
Outstanding shares of CWI 2 common stock prior to the merger	92,327,888
Exchange ratio	0.9106

Implied shares of CWI 1 common stock issued in consideration	101,392,365
CWI 1 NAV	$10.39

Fair value of implied shares of CWI 1 common stock issued in consideration (in thousands)	$1,053,467
Fair value of noncontrolling interest acquired	(79,620)

Fair value of purchase consideration	$973,847

Preliminary Purchase Price Allocation (in thousands)
Assets
Net investments in hotels	$2,129,165
Operating lease right-of-use assets	1,229
Cash and cash equivalents	76,133
Intangible assets	12,150
Restricted cash	38,184
Accounts receivable, net	36,525
Other assets	11,850

Total assets	2,305,236
Liabilities
Non-recourse debt, net	(1,064,656)
Accounts payable, accrued expenses and other liabilities	(96,021)
Operating lease liabilities	(2,029)
Due to related parties and affiliates	(1,790)
Distributions payable	(11,476)

Total liabilities	(1,175,972)

Total identifiable net assets	1,129,264
Fair value of CWI 1's equity interests in jointly-owned investments with CWI 2 prior to the merger	(149,238)
Bargain purchase gain	(6,179)

Fair value of purchase consideration	$973,847

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 4. Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet

        The unaudited pro forma consolidated balance sheet as of September 30, 2019 reflects the following adjustments:

        A.    Fair Value Adjustments—The pro forma adjustment reflects adjustments to record assets acquired and liabilities assumed at their estimated fair values, including the assets and liabilities of the Ritz-Carlton Bacara, Santa Barbara ("Ritz-Carlton Bacara"). Prior to the merger, this investment, which was owned 40% by CWI 1 and 60% by CWI 2, was accounted for as a tenancy-in-common interest. Upon merger, the Ritz-Carlton Bacara will be consolidated.

        B.    Equity Investments in Real Estate—The following adjustments relate to Equity investments in real estate:

          B1. An adjustment totaling $115.7 million eliminates the historical carrying value of CWI 2's equity investments, which prior to the merger, included its 60% interest in the Ritz-Carlton Bacara Venture, discussed above, and its 19.3% interest in the Ritz-Carlton Key Biscayne Venture. A 47.4% controlling interest in the Ritz-Carlton Key Biscayne Venture is owned by CWI 1 (with the remaining 33.3% interest retained by the original owner) and is accounted for as a consolidated investment.

          B2. An adjustment totaling $53.4 million eliminates the historical carrying value of CWI 1's 40% ownership interest in the Ritz-Carlton Bacara Venture, which upon merger will be consolidated. Additionally, the pro forma adjustment reflects an adjustment of $27.8 million to Distributions and accumulated losses reflecting a gain on change of control.

          B3. An adjustment totaling $25.8 million eliminates the historical carrying value of CWI 1's 50% ownership interest in the Marriott Sawgrass Golf Resort & Spa Venture. Prior to the merger, the Marriott Sawgrass Golf Resort & Spa was consolidated by CWI 2. The remaining 50% controlling interest is owned by CWI 2 and is accounted for as a consolidated investment. Additionally, the pro forma adjustment reflects an adjustment of $42.3 million to Distributions and accumulated losses reflecting a gain on control as a result of CWI 1 acquiring the hotel in the merger.

        C.    WPC Credit Facility—In connection with the merger, CWI 1 and CWI 2 terminated their respective advisory agreements with Carey Lodging Advisors, LLC (the "Advisor"), and as a result, any outstanding balances under the WPC Credit Facility, which include the bridge loan and a working capital facility, as well as outstanding interest, are due in full. The pro forma adjustment reflects the repayment of the outstanding balance of the WPC Credit Facility totaling $35.0 million and accrued interest totaling $0.4 million.

        D.    Non-Recurring Transaction Costs—Non-recurring transaction costs include those costs to be paid by CWI 1 and CWI 2 directly attributable to the merger and related transactions. These costs are non-recurring in nature and directly related to the merger. These costs consist primarily of fees for bankers, legal, accounting, tax and other professional services and are estimated to total approximately $31.2 million. The pro forma adjustment of $29.9 million reflects those costs that were not accrued in the historical consolidated balance sheets and are reflected as an increase to Accounts payable, accrued expenses and other and a decrease to Distributions and accumulated losses. The pro forma adjustment of $3.1 million reflects the elimination of transaction costs recorded in our historical consolidated statement of operations during the nine months ended September 30, 2019.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 4. Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet (Continued)

        E.    Redemption of the Special General Partner Units by the Managers—In connection with the redemption, WPC was issued shares of CWI 2 Series A preferred stock, $0.001 par value per share, with a liquidation preference of $65.0 million and 2,840,549 shares of CWI 2 Class A common stock. Watermark was issued 2,417,996 limited partnership interest units in CWI 2 OP. The following pro forma adjustments were recorded related to this transaction:

          E1. A pro forma adjustment to the pro forma consolidated balance sheet of $65.0 million was recorded to reflect the issuance of the Preferred stock.

          A pro forma adjustment to the pro forma consolidated statements of operations of $2.4 million and $3.3 million for the nine months ended September 30, 2019 and for the year ended December 31, 2018, respectively, was recorded to reflect the dividends that holders of the CWI 2 Series A preferred stock are entitled to receive. Holders are entitled to receive cumulative preferential dividends at a rate of 5% per year, with the rate increasing to 7% on the second anniversary of the merger and increasing to 8% on the third anniversary of the merger.

          E2. A pro forma adjustment totaling $32.4 million was recorded to Additional paid in capital reflecting the value of the CWI 2 Class A common stock issued, with a corresponding entry to Common stock for less than $0.1 million reflecting the par value of the issuance.

          E3. A pro forma adjustment to the pro forma consolidated balance sheet totaling $27.3 million was recorded reflecting the value of the OP units of $27.6 million offset by the removal of the noncontrolling interest carrying value of the special general partner interest prior to the merger totaling $0.3 million.

          A pro forma adjustment to the pro forma consolidated statements of operations was recorded to reflect the OP units proportionate share of net income totaling $0.1 million and $0.2 million for the nine months ended September 30, 2019 and the year ended December 31, 2018, respectively.

          E4. A pro forma adjustment was recorded reflecting the difference between the corresponding Additional paid-in capital related to the shares issued above and the carrying value of the special general partner interest prior to the merger.

        F.     CWI 2 Equity—The pro forma adjustment reflects the elimination of CWI 2's equity.

        G.    Bargain Purchase Gain—The resulting pro forma Bargain purchase gain of $6.2 million reflects the difference between the total consideration and the estimated fair value of the assets acquired and liabilities assumed. The amount of bargain purchase gain is subject to change based on the preliminary nature of the fair value estimates for the assets acquired and liabilities assumed.

        H.    Noncontrolling Interests—Prior to the merger, CWI 1 had a controlling interest in the Ritz-Carlton Key Biscayne Venture, which was accounted for as a consolidated investment, that was co-owned by both CWI 2 and a third-party. The pro forma adjustment eliminates the historical carrying value of the noncontrolling interest recorded by CWI 1 that represented CWI 2's ownership in the venture of $34.1 million, resulting in increases of additional paid-in capital of $34.0 million and common stock of $0.1 million, respectively, representing the difference between the fair value of CWI 2's investment in the venture and the historical carrying value of the noncontrolling interest.

        J.     Ritz-Carlton Bacara (Income Statement Adjustments)—Reflects the operations of the Ritz-Carlton Bacara, a tenancy-in-common interest previously reflected by each of CWI 1 and CWI 2

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 4. Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet (Continued)

as an equity method investment. The tenancy-in-common will be consolidated at the time of the merger.

        K.    Depreciation and Amortization—Reflects a pro forma adjustment of $4.4 million and $18.0 million for the nine months ended September 30, 2019 and year ended December 31, 2018, respectively, for the increase in depreciation of buildings and building improvements, site improvements and furniture, fixtures and equipment representing the difference between the estimated fair value and acquired carrying values. For purposes of the unaudited pro forma consolidated statements of operations, depreciation expense is calculated using the straight-line method over the estimated useful lives of 40 years for buildings and building improvements, 10 years for site improvements, and from one year to seven years for furniture, fixtures, and equipment.

        Also reflects a pro forma adjustment of $0.1 million for both the nine months ended September 30, 2019 and year ended December 31, 2018 for the reduction in amortization expense of an intangible asset representing the difference between the estimated fair value and acquired carrying value. For purposes of the unaudited pro forma consolidated statements of operations, amortization expense is calculated using the straight-line method over the useful life of one year.

        L.    Fees Paid to the Advisor—Under the terms of the advisory agreement, the advisor performed certain services for us under a fee arrangement, including managing our overall business, our investments and certain administrative duties. As discussed above, in connection with the merger, CWI 1 and CWI 2 terminated their respective advisory agreements with WPC.

          L1. The pro forma adjustment reflects the elimination of asset management fees representing the aggregate asset management fees paid by CWI 1 and CWI 2.

          L2. The pro forma adjustment reflects the elimination of disposition fees paid to the Advisor by CWI 1 under the terms of the advisory agreement.

          L3. The pro forma adjustment reflects the elimination of the Available Cash Distributions paid to the Advisor by both CWI 1 and CWI 2.

        M.   Compensation—The pro forma adjustment reflects new compensation arrangements entered into or otherwise agreed with the executive officers of the combined company.

        N.    Interest Expense—The pro forma adjustments to interest expense related to the merger represent (i) the elimination of CWI 2's historic amortization of deferred financing costs, including the amortization associated with refinancing fees paid to the advisor under the advisory agreement, (ii) the elimination of the amortization associated with certain refinancing fees paid to the advisor under the advisory agreement by CWI 1, (iii) the fair value adjustment of the assumed mortgage debt being amortized over the remaining terms of the debt and (iv) the elimination of interest expense incurred as a result of the WPC Credit Facility.

        O.    Equity in Earnings (Losses) of Equity Method Investments in Real Estate, Net—The pro forma adjustment reflects the elimination of: (i) CWI 1's share of equity in earnings of the Marriott Sawgrass Golf Resort Venture (which was previously consolidated by CWI 2), (ii) CWI 2's share of equity in earnings of the Ritz-Carlton Key Biscayne Venture (which was previously consolidated by CWI 1) and (iii) the elimination of CWI 1's and CWI 2's share of equity in losses of the Ritz-Carlton Bacara, Santa Barbara Venture (previously accounted for by each as a tenancy-in-common interest as discussed above).

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION (Continued)

Note 4. Adjustments to the Unaudited Pro Forma Consolidated Balance Sheet (Continued)

        P.     Income Attributable to Noncontrolling Interests—This pro forma adjustment reflects the elimination of income attributable to noncontrolling interests related to: (i) the Marriott Sawgrass Golf Resort and Spa Venture, reflecting CWI 1's 50% ownership interest in the venture prior to the merger and ii) the Ritz-Carlton Key Biscayne Venture, reflecting CWI 2's 19.3% ownership interest in the venture prior to the merger.

        Q.    Deferred Tax Assets and Liabilities—This pro forma adjustment reflects a net increase in our deferred tax liabilities primarily representing the tax effect of the difference between the tax basis carried over and the fair value of the tangible and intangible assets recorded upon merger related to the Courtyard Nashville Downtown, which are subject to a 6.50% state tax rate.

        R.    Earnings Per Share—The table below presents income per share (in thousands, except share and per share amounts), after giving effect to the exchange ratio. The allocation of Net income attributable to stockholders is calculated based on the weighted-average shares outstanding for Class A common stock and Class T common stock for the period. The allocation for the Class A common stock excludes the accretion of interest on the annual distribution and shareholder servicing fee of $0.3 million and $0.6 million for the nine months ended September 30, 2019 and for the year ended December 31, 2018, respectively, which is only applicable to holders of Class T common stock. Basic and diluted weighted-average shares for both the nine months ended September 30, 2019 and the year ended December 31, 2018 reflect a pro forma adjustment for the issuance of 128,894,186 of Class A common stock issued as consideration for the merger based upon the exchange ratio of 0.9106 and 2,840,549 shares issued in connection with the redemption discussed above.

	Nine Months Ended September 30, 2019
	Basic and Diluted Weighted- Average Shares Outstanding	Allocation of Income	Basic and Diluted Income Per Share
Class A common stock	163,539,791	$5,683	$0.03
Class T common stock	59,845,797	1,750	0.03

Net income attributable to stockholders		$7,433

	Year Ended December 31, 2018
	Basic and Diluted Weighted- Average Shares Outstanding	Allocation of Income	Basic and Diluted Income Per Share
Class A common stock	162,124,914	$10,673	$0.07
Class T common stock	58,842,820	3,259	0.06

Net income attributable to stockholders		$13,932

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Carey Watermark Investors Incorporated:

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Carey Watermark Investors Incorporated and its subsidiaries (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the three years in the period ended December 31, 2018, including the related notes and financial statement schedules listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, NY
March 15, 2019

We have served as the Company's auditor since 2008.

CAREY WATERMARK INVESTORS INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2018	2017
Assets
Investments in real estate:
Hotels, at cost	$2,175,975	$2,172,740
Accumulated depreciation	(266,323)	(227,616)

Net investments in hotels	1,909,652	1,945,124
Equity investments in real estate	112,715	131,344
Cash and cash equivalents	66,593	47,994
Intangible assets, net	76,671	78,386
Restricted cash, inclusive of $0 and $3,293, respectively, attributable to Assets held for sale	54,537	84,382
Accounts receivable, net	36,884	38,359
Other assets	23,092	29,208
Assets held for sale	—	105,124

Total assets	$2,280,144	$2,459,921

Liabilities and Equity
Non-recourse debt, net, including debt attributable to Assets held for sale (Note 4)	$1,326,014	$1,420,913
WPC Credit Facility	41,637	68,637
Accounts payable, accrued expenses and other liabilities	128,955	136,343
Due to related parties and affiliates	6,258	3,611
Distributions payable	19,898	19,640
Other liabilities held for sale	—	2,889

Total liabilities	1,522,762	1,652,033

Commitments and contingencies (Note 10)
Common stock, $0.001 par value; 300,000,000 shares authorized; 139,627,375 and 137,826,503 shares, respectively, issued and outstanding	140	138
Additional paid-in capital	1,174,887	1,153,652
Distributions and accumulated losses	(471,130)	(399,884)
Accumulated other comprehensive loss	(286)	(455)

Total stockholders' equity	703,611	753,451
Noncontrolling interests	53,771	54,437

Total equity	757,382	807,888

Total liabilities and equity	$2,280,144	$2,459,921

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Years Ended December 31,
	2018	2017	2016
Revenues
Hotel Revenues
Rooms	$385,189	$415,733	$437,051
Food and beverage	159,020	160,763	159,765
Other operating revenue	46,099	52,636	54,279
Business interruption income	23,579	—	—

Total Hotel Revenues	613,887	629,132	651,095
Expenses
Rooms	88,761	92,676	94,472
Food and beverage	112,708	114,840	112,928
Other hotel operating expenses	26,400	28,395	29,328
Property taxes, insurance, rent and other	62,586	64,099	66,788
Sales and marketing	57,763	60,702	62,578
General and administrative	53,417	56,066	55,038
Repairs and maintenance	19,857	20,562	20,921
Management fees	17,849	17,075	18,190
Utilities	14,701	16,242	16,445
Depreciation and amortization	77,170	81,829	80,698

Total Hotel Operating Expenses	531,212	552,486	557,386

Asset management fees to affiliate and other expenses	15,294	15,454	15,468
Corporate general and administrative expenses	11,602	10,715	11,562
(Gain) loss on hurricane-related property damage	(1,340)	7,008	—
Impairment charges	—	—	4,112
Acquisition-related expenses	—	—	3,727

Total Expenses	556,768	585,663	592,255

Operating income before net gain on sale of real estate	57,119	43,469	58,840
Net gain on sale of real estate	31,260	5,164	—

Operating Income	88,379	48,633	58,840

Interest expense	(66,597)	(67,004)	(65,164)
Equity in (losses) earnings of equity method investments in real estate, net	(1,315)	22,203	5,232
Net loss on extinguishment of debt (Note 9)	(511)	(225)	(2,268)
Other income	665	120	45

Income (loss) before income taxes	20,621	3,727	(3,315)
(Provision for) benefit from income taxes	(4,877)	24	(3,661)

Net Income (Loss)	15,744	3,751	(6,976)
(Income) loss attributable to noncontrolling interests (inclusive of Available Cash Distributions to a related party of $5,142, $7,459 and $9,445, respectively)	(7,688)	1,177	(1,777)

Net Income (Loss) Attributable to CWI Stockholders	$8,056	$4,928	$(8,753)

Basic and Diluted Income (Loss) Per Share	$0.06	$0.04	$(0.07)

Basic and Diluted Weighted-Average Shares Outstanding	139,376,034	137,060,359	134,646,021

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Years Ended December 31,
	2018	2017	2016
Net Income (Loss)	$15,744	$3,751	$(6,976)
Other Comprehensive Income
Unrealized gain on derivative instruments	158	691	308

Comprehensive Income (Loss)	15,902	4,442	(6,668)

Amounts Attributable to Noncontrolling Interests
Net (income) loss	(7,688)	1,177	(1,777)
Unrealized loss (gain) on derivative instruments	11	(18)	372

Comprehensive (income) loss attributable to noncontrolling interests	(7,677)	1,159	(1,405)

Comprehensive Income (Loss) Attributable to CWI Stockholders	$8,225	$5,601	$(8,073)

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS INCORPORATED

CONSOLIDATED STATEMENTS OF EQUITY

Years Ended December 31, 2018, 2017 and 2016

(in thousands, except share and per share amounts)

	CWI Stockholders
	Shares	Common Stock	Additional Paid-In Capital	Distributions and Accumulated Losses	Accumulated Other Comprehensive Loss	Total CWI Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity
Balance at January 1, 2018	137,826,503	$138	$1,153,652	$(399,884)	$(455)	$753,451	$54,437	$807,888
Net income				8,056		8,056	7,688	15,744
Shares issued, net of offering costs	4,179,510	4	43,865			43,869		43,869
Shares issued to affiliates	1,354,701	2	14,233			14,235		14,235
Distributions to noncontrolling interests						—	(8,343)	(8,343)
Shares issued under share incentive plans	18,971	—	278			278		278
Stock-based compensation to directors	17,291	—	180			180		180
Distributions declared ($0.5700 per share)				(79,302)		(79,302)		(79,302)
Other comprehensive income (loss)					169	169	(11)	158
Repurchase of shares	(3,769,601)	(4)	(37,321)			(37,325)		(37,325)

Balance at December 31, 2018	139,627,375	$140	$1,174,887	$(471,130)	$(286)	$703,611	$53,771	$757,382

Balance at January 1, 2017	135,379,038	$135	$1,125,835	$(326,748)	$(1,128)	$798,094	$65,163	$863,257
Net income (loss)				4,928		4,928	(1,177)	3,751
Shares issued, net of offering costs	4,205,719	4	45,156			45,160		45,160
Shares issued to affiliates	1,419,240	2	15,295			15,297		15,297
Contributions from noncontrolling interests						—	200	200
Distributions to noncontrolling interests						—	(9,767)	(9,767)
Shares issued under share incentive plans	23,710	—	199			199		199
Stock-based compensation to directors	16,667	—	180			180		180
Distributions declared ($0.5700 per share)				(78,064)		(78,064)		(78,064)
Other comprehensive income					673	673	18	691
Repurchase of shares	(3,217,871)	(3)	(33,013)			(33,016)		(33,016)

Balance at December 31, 2017	137,826,503	$138	$1,153,652	$(399,884)	$(455)	$753,451	$54,437	$807,888

Balance at January 1, 2016	132,686,254	$134	$1,112,640	$(241,379)	$(885)	$870,510	$84,937	$955,447
Net (loss) income				(8,753)		(8,753)	1,777	(6,976)
Shares issued, net of offering costs	4,377,404	4	46,252			46,256		46,256
Distributions to noncontrolling interests						—	(17,005)	(17,005)
Shares issued under share incentive plans	24,664	—	262			262		262
Stock-based compensation to directors	16,886	—	180			180		180
Purchase of membership interest from noncontrolling interest			(16,024)		(923)	(16,947)	(4,174)	(21,121)
Distributions declared ($0.5700 per share)				(76,616)		(76,616)		(76,616)
Other comprehensive income (loss)					680	680	(372)	308
Repurchase of shares	(1,726,170)	(3)	(17,475)			(17,478)		(17,478)

Balance at December 31, 2016	135,379,038	$135	$1,125,835	$(326,748)	$(1,128)	$798,094	$65,163	$863,257

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2018	2017	2016
Cash Flows—Operating Activities
Net income (loss)	$15,744	$3,751	$(6,976)
Adjustments to net income (loss):
Depreciation and amortization	77,170	81,829	80,698
Net gain on sale of real estate (Note 4)	(31,260)	(5,164)	—
Business interruption income	(23,579)	—	—
Asset management fees to affiliates settled in shares	14,136	14,499	—
Straight-line rent adjustments	6,030	5,247	5,309
Amortization of deferred financing costs, fair market value of debt and other	3,014	2,959	1,489
(Gain) loss on hurricane-related property damage	(1,340)	7,008	—
Equity in losses (earnings) of equity method investments in real estate, net	1,315	(22,203)	(5,232)
Amortization of stock-based compensation expense	558	505	558
Net loss on extinguishment of debt (Note 9)	511	222	2,268
Impairment charges (Note 7)	—	—	4,112
Business interruption insurance proceeds	14,446	9,134	—
Funding of hurricane/fire-related remediation work	(10,746)	(2,248)	—
Insurance proceeds for remediation work due to hurricane/fire damage	5,555	5,991	—
Net changes in other operating assets and liabilities	5,521	(4,090)	(1,977)
Distributions of earnings from equity method investments	3,788	22,390	4,122
Increase (decrease) in due to related parties and affiliates	1,935	106	(1,087)
Receipt of key money and other deferred incentive payments	58	66	1,075

Net Cash Provided by Operating Activities	82,856	120,002	84,359

Cash Flows—Investing Activities
Proceeds from sale of real estate investments (Note 4)	156,646	23,081	—
Capital expenditures	(73,393)	(49,091)	(65,634)
Hurricane/fire-related property insurance proceeds	15,556	12,311	—
Distributions received from equity investments in excess of cumulative equity income	14,238	12,462	5,491
Capital contributions to equity investments in real estate	(732)	(1,618)	—
Repayments of loan receivable	312	273	—
Purchase of equity interest (Note 5)	—	(64,267)	—
Acquisitions of hotels	—	—	(75,263)
Deposits released for hotel investments	—	—	5,718
Funding of loan receivable	—	—	(875)

Net Cash Provided by (Used in) Investing Activities	112,627	(66,849)	(130,563)

Cash Flows—Financing Activities
Scheduled payments and prepayments of mortgage principal	(170,425)	(94,066)	(293,924)
Distributions paid	(79,045)	(77,716)	(76,233)
Proceeds from mortgage financing	75,250	84,500	403,500
Net proceeds from issuance of shares	43,868	45,160	46,257
Repurchase of shares	(37,321)	(33,016)	(17,478)
Repayment of note payable to affiliate	(37,000)	(29,198)	—
Proceeds from note payable to affiliate	10,000	97,835	—
Distributions to noncontrolling interests	(8,343)	(9,767)	(17,005)
Deferred financing costs	(2,320)	(1,919)	(4,163)
Debt extinguishment costs	(511)	—	(4,529)
Scheduled payments of loan	(413)	(315)	(76)
Purchase of interest rate caps	(369)	(11)	(74)
Withholding on restricted stock units	(100)	(126)	(116)
Repayment of senior credit facility	—	(22,785)	(27,215)
Deposits released for mortgage financing	—	1,610	4,080
Deposits for mortgage financing	—	(1,510)	(1,970)
Contributions from noncontrolling interests	—	200	—
Proceeds from senior credit facility	—	—	30,000
Purchase of membership interest from noncontrolling interest (Note 11)	—	—	(21,121)
Termination of interest rate swap	—	—	(1,221)
Proceeds from loan	—	—	1,000

Net Cash (Used in) Provided by Financing Activities	(206,729)	(41,124)	19,712

Change in Cash and Cash Equivalents and Restricted Cash During the Year
Net (decrease) increase in cash and cash equivalents and restricted cash	(11,246)	12,029	(26,492)
Cash and cash equivalents and restricted cash, beginning of year	132,376	120,347	146,839

Cash and cash equivalents and restricted cash, end of year	$121,130	$132,376	$120,347

CAREY WATERMARK INVESTORS INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Supplemental Cash Flow Information (in thousands):

	Years Ended December 31,
	2018	2017	2016
Interest paid, net of amounts capitalized	$61,295	$63,556	$62,754
Income taxes paid	$2,312	$3,977	$8,154

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Business and Organization

Organization

        Carey Watermark Investors Incorporated ("CWI") is a publicly owned, non-traded real estate investment trust ("REIT") that, together with its consolidated subsidiaries, invests in, manages and seeks to enhance the value of, interests in lodging and lodging-related properties in the United States. We conduct substantially all of our investment activities and own all of our assets through CWI OP, LP (the "Operating Partnership"). We are a general partner and a limited partner of, and own a 99.985% capital interest in, the Operating Partnership. Carey Watermark Holdings, LLC ("Carey Watermark Holdings"), which is owned indirectly by both W. P. Carey Inc. ("WPC") and Watermark Capital Partners, LLC ("Watermark Capital Partners"), holds a special general partner interest in the Operating Partnership.

        We are managed by Carey Lodging Advisors, LLC, (our "Advisor"), an indirect subsidiary of WPC. Our Advisor manages our overall portfolio, including providing oversight and strategic guidance to the independent hotel operators that manage our hotels. CWA, LLC (the "Subadvisor"), a subsidiary of Watermark Capital Partners, provides services to our Advisor, primarily relating to acquiring, managing, financing and disposing of our hotels and overseeing the independent operators that manage the day-to-day operations of our hotels. In addition, the Subadvisor provides us with the services of Mr. Michael G. Medzigian, our Chief Executive Officer, subject to the approval of our independent directors.

        We held ownership interests in 27 hotels at December 31, 2018, including 23 hotels that we consolidate ("Consolidated Hotels") and four hotels that we record as equity investments ("Unconsolidated Hotels"), at December 31, 2018.

Public Offerings

        We raised $575.8 million through our initial public offering, which ran from September 15, 2010 through September 15, 2013, and $577.4 million through our follow-on offering, which ran from December 20, 2013 through December 31, 2014. We have fully invested the proceeds from both our initial public offering and follow-on offering. In addition, from inception through December 31, 2018, $213.7 million of distributions were reinvested in our common stock as a result of our distribution reinvestment plan.

Note 2. Summary of Significant Accounting Policies

Critical Accounting Policies and Estimates

Accounting for Acquisitions

        In accordance with the guidance for business combinations, we determine whether a transaction or other event is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method. If the assets acquired are not a business, we account for the transaction or other event as an asset acquisition. Under both methods, we recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity. In addition, for transactions that are business combinations, we evaluate the existence of goodwill or a gain from a bargain purchase. We capitalize acquisition-related costs and fees associated with asset acquisitions. We immediately expense acquisition-related costs and fees associated with business combinations. Since our adoption of

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

Accounting Standards Update ("ASU") 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, on January 1, 2018, we have had no hotel acquisitions; however, we expect that certain future hotel acquisitions, if any, would be considered asset acquisitions rather than business combinations, which would affect the capitalization of acquisition costs (such costs are expensed for business combinations and capitalized for asset acquisitions).

Impairments

        We periodically assess whether there are any indicators that the value of our long-lived real estate and related intangible assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, when a hotel property experiences a current or projected loss from operations, when it becomes more likely than not that a hotel property will be sold before the end of its useful life, or when there are adverse changes in the demand for lodging due to declining national or local economic conditions. We may incur impairment charges on long-lived assets, including real estate, related intangible assets, assets held for sale and equity investments. Our policies and estimates for evaluating whether these assets are impaired are presented below.

        Real Estate—For real estate assets held for investment and related intangible assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property's asset group to the estimated future net undiscounted cash flow that we expect the property's asset group will generate, including any estimated proceeds from the eventual sale of the property's asset group. The undiscounted cash flow analysis requires us to make our best estimate of, among other things, net operating income, residual values and holding periods.

        Our investment objective is to hold properties on a long-term basis. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets and associated intangible assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining our estimate of future cash flows and, if warranted, we apply a probability-weighted method to the different possible scenarios. If the future net undiscounted cash flow of the property's asset group is less than the carrying value, the carrying value of the property's asset group is considered not recoverable. We then measure the loss as the excess of the carrying value of the property's asset group over its estimated fair value. The estimated fair value of the property's asset group is primarily determined using market information from outside sources such as broker quotes or recent comparable sales. If relevant market information is not available or is not deemed appropriate, we perform a future net cash flow analysis, discounted for the inherent risk associated with each investment.

        Assets Held for Sale—We classify real estate assets as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we compare the asset's fair value less estimated cost to sell to its carrying value, and if the fair value less estimated cost to sell is less than the property's carrying value, we reduce the carrying value to the fair value less estimated cost to sell. We base the fair value on the contract and the estimated cost to sell on information provided by brokers and legal counsel. We will continue to review the property for subsequent changes in the fair value, and may recognize an additional impairment charge, if warranted.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        Equity Investments in Real Estate—We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and whether or not that impairment is other-than-temporary. To the extent an impairment has occurred and is determined to be other-than-temporary, we measure the charge as the excess of the carrying value of our investment over its estimated fair value.

Other Accounting Policies

        Basis of Consolidation—Our consolidated financial statements reflect all of our accounts, including those of our controlled subsidiaries. The portions of equity in consolidated subsidiaries that are not attributable, directly or indirectly, to us are presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

        When we obtain an economic interest in an entity, we evaluate the entity to determine if it should be deemed a variable interest entity ("VIE") and, if so, whether we are the primary beneficiary and are therefore required to consolidate the entity. We apply the accounting guidance for consolidation of VIEs to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Certain decision-making rights within a loan or joint-venture agreement can cause us to consider an entity a VIE. Limited partnerships and other similar entities which operate as a partnership will be considered a VIE unless the limited partners hold substantive kick-out rights or participation rights. Significant judgment is required to determine whether a VIE should be consolidated. We review the contractual arrangements provided for in the partnership agreement or other related contracts to determine whether the entity is considered a VIE, and to establish whether we have any variable interests in the VIE. We then compare our variable interests, if any, to those of the other variable interest holders to determine which party is the primary beneficiary of the VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The liabilities of these VIEs are non-recourse to us and can only be satisfied from each VIE's respective assets.

        At both December 31, 2018 and 2017, we considered five entities to be VIEs, four of which we consolidated as we are considered the primary beneficiary. The following table presents a summary of selected financial data of consolidated VIEs included in the consolidated balance sheets (in thousands):

	December 31,
	2018	2017
Net investments in hotels	$497,637	$501,287
Intangible assets, net	37,847	38,649
Total assets	576,430	579,807
Non-recourse debt, net	$344,018	$341,563
Total liabilities	373,700	373,548

        Reclassifications—Certain prior period amounts have been reclassified to conform to the current period presentation. In accordance with the SEC's Disclosure Update and Simplification release, dated

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

August 18, 2018, we moved Net gain on sale of real estate in the consolidated statements of income to be included within Operating Income.

        Restricted Cash—In connection with our adoption of ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018, as described below, we revised our consolidated statements of cash flows to include restricted cash when reconciling the beginning-of-period and end-of-period cash amounts shown on the statement of cash flows. As a result, we retrospectively revised prior periods presented to conform to the current period presentation. Restricted cash consists primarily of amounts escrowed pursuant to the terms of our mortgage debt to fund planned renovations and improvements (including at hotels damaged by Hurricane Irma), property taxes, insurance, and normal replacement of furniture, fixtures and equipment at our hotels. The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets to the consolidated statements of cash flows (in thousands):

	December 31,
	2018	2017	2016
Cash and cash equivalents	$66,593	$47,994	$61,762
Restricted cash(a)	54,537	84,382	58,585

Total cash and cash equivalents and restricted cash	$121,130	$132,376	$120,347

(a)
Restricted cash as of December 31, 2017 and 2016 includes $3.3 million and $2.1 million, respectively, that was reclassified from Assets held for sale to Restricted cash upon adoption of ASU 2016-18.

        Share Repurchases—Share repurchases are recorded as a reduction of common stock par value and additional paid-in capital under our redemption plan, pursuant to which we may elect to redeem shares at the request of our stockholders, subject to certain exceptions, conditions, and limitations. The maximum amount of shares purchasable by us in any period depends on a number of factors and is at the discretion of our board of directors.

        Real Estate—We carry land, buildings and personal property at cost less accumulated depreciation. We capitalize improvements and we expense replacements, maintenance and repairs that do not improve or extend the life of the respective assets as incurred. Renovations and/or replacements at the hotel properties that improve or extend the life of the assets are capitalized and depreciated over their useful lives, and repairs and maintenance are expensed as incurred. We capitalize interest and certain other costs, such as incremental labor costs relating to hotels undergoing major renovations and redevelopments.

        Gain/Loss on Sale—We recognize gains and losses on the sale of properties when the transaction meets the definition of a contract, criteria are met for the sale of one or more distinct assets and control of the properties is transferred. When these criteria are met, a gain or loss is recognized as the difference between the sale price, less any selling costs, and the carrying value of the property.

        Equity Investments in Real Estate—We classify distributions received from equity method investments using the cumulative earnings approach. Distributions received are considered returns on the investment and classified as cash inflows from operating activities. If, however, the investor's

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

cumulative distributions received, less distributions received in prior periods determined to be returns of investment, exceeds cumulative equity in earnings recognized, the excess is considered a return of investment and is classified as cash inflows from investing activities.

        Cash—Our cash is held in the custody of several financial institutions, and these balances, at times, exceed federally-insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

        Other Assets and Liabilities—At both December 31, 2018 and 2017, Other assets consists primarily of prepaid expenses, hotel inventories and deferred tax assets in the consolidated financial statements. At both December 31, 2018 and 2017, Other liabilities, which are included in Accounts payable, accrued expenses and other liabilities, consists primarily of straight-line rent, hotel advance deposits, sales and use and occupancy taxes payable, intangible liabilities, unamortized key money, deferred tax liabilities, asset retirement obligations and accrued income taxes. At December 31, 2017, Other liabilities also included business interruption insurance advances that have been received, but for which the claim had not been settled.

        Deferred Financing Costs—Deferred financing costs represent costs to obtain mortgage financing. We amortize these charges to interest expense over the term of the related mortgage using a method which approximates the effective interest method. Deferred financing costs are presented in the consolidated balance sheet as a direct deduction from the carrying amount of that debt liability.

        Segments—We operate in one business segment, hospitality, with domestic investments.

        Hotel Revenue Recognition—Revenue consists of amounts derived from hotel operations, including the sale of rooms, food and beverage and revenue from other operating departments, such as parking, spa, resort fees and gift shops, and is presented on a disaggregated basis on the consolidated statements of operations. These revenues are recorded net of any sales or occupancy taxes, which are collected from our guests as earned. All rebates or discounts are recorded as a reduction in revenue and there are no material contingent obligations with respect to rebates or discounts offered by us.

        We recognize revenue when control of the promised good or service is transferred to the guest, in an amount that reflects the consideration we expect to receive in exchange for the promised good or service. Room revenue is generated through contracts with guests whereby the guest agrees to pay a daily rate for the right to use a hotel room and applicable amenities for an agreed upon length of stay. Our contract performance obligations are fulfilled at the end of the day that the guest is provided the room and revenue is recognized daily at the contract rate. Food and beverage revenue, including restaurant and banquet and catering services, are recognized at a point in time once food and beverage has been provided. Other operating department revenue for services such as parking, spa and other ancillary services, is recognized at a point in time when the goods and services are provided to the guest. We may engage third parties to provide certain services at the hotel, for example, audiovisual services. We evaluate each of these contracts to determine if the hotel is the principal or the agent in the transaction, and record the revenues as appropriate (i.e., gross vs. net).

        Payment is due at the time that goods or services are rendered or billed. For room revenue, payment is typically due and paid in full at the end of the stay with some guests prepaying for their rooms prior to the stay. For package revenue, where ancillary guest services are included with the guests' hotel reservations in a package arrangement, we allocate revenue based on the stand-alone

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

selling price for each of the components of the package. We applied a practical expedient to not disclose the value of unsatisfied performance obligations for contracts that have an original expected length of one year or less. Any contracts that have an original expected length of greater than one year are insignificant.

        Asset Retirement Obligations—Asset retirement obligations relate to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred and the cost of such liability is recorded as an increase in the carrying amount of the related long-lived asset by the same amount. The liability is accreted each period and the capitalized cost is depreciated over the estimated remaining life of the related long-lived asset. Revisions to estimated retirement obligations result in adjustments to the related capitalized asset and corresponding liability.

        In order to determine the fair value of the asset retirement obligations, we make certain estimates and assumptions including, among other things, projected cash flows, the borrowing interest rate and an assessment of market conditions that could significantly impact the estimated fair value. These estimates and assumptions are subjective.

        Capitalized Costs—We capitalize interest and certain other costs, such as property taxes, land leases, property insurance and incremental labor costs relating to hotels undergoing major renovations and redevelopments. We begin capitalizing interest as we incur disbursements, and capitalize other costs when activities necessary to prepare the asset ready for its intended use are underway. We cease capitalizing these costs when construction is substantially complete.

        Depreciation and Amortization—We compute depreciation for hotels and related building improvements using the straight-line method over the estimated useful lives of the properties (limited to 40 years for buildings and ranging from four years up to the remaining life of the building at the time of addition for building improvements), site improvements (generally four to 15 years) and furniture, fixtures and equipment (generally one to 12 years).

        We compute amortization of intangible assets and liabilities using the straight-line method over the estimated useful life of the asset or liability. See Note 6 for the range of lives by asset or liability.

        Derivative Instruments—We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated, and that qualified, as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in Other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. In accordance with fair value measurement guidance, counterparty credit risk is measured on a net portfolio position basis.

        Income Taxes—We elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our stockholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income taxes on our income and gains that we distribute to our stockholders as long as we satisfy certain

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

requirements, principally relating to the nature of our income and the level of our distributions, as well as other factors. We believe that we have operated, and we intend to continue to operate, in a manner that allows us to continue to qualify as a REIT.

        We conduct business in various states and municipalities within the United States, and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. As a result, we are subject to certain state and local taxes and a provision for such taxes is included in the consolidated financial statements.

        We elect to treat certain of our corporate subsidiaries as taxable REIT subsidiaries ("TRSs"). In general, a TRS may perform additional services for our investments and generally may engage in any real estate or non-real estate-related business (except for the operation or management of health care facilities or lodging facilities or providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal, state and local income taxes.

        Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves based on a benefit recognition model, which could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50% likely of being ultimately realized upon settlement. We derecognize the tax position when it is no longer more likely than not of being sustained.

        Our earnings and profits, which determine the taxability of distributions to stockholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation and timing differences of certain income and expense recognitions, for federal income tax purposes. Deferred income taxes relate primarily to our TRSs and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of our TRSs and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors (Note 13).

        We recognize deferred income taxes in certain of our subsidiaries taxable in the United States. Deferred income taxes are generally the result of temporary differences (items that are treated differently for tax purposes than for U.S. generally accepted accounting principles ("GAAP") purposes as described in Note 13). In addition, deferred tax assets arise from unutilized tax net operating losses, generated in prior years. Deferred income taxes are computed under the asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between tax bases and financial bases of assets and liabilities. We provide a valuation allowance against our deferred income tax assets when we believe that it is more likely than not that all or some portion of the deferred income tax asset may not be realized. Whenever a change in circumstances causes a change in the estimated realizability of the related deferred income tax asset, the resulting increase or decrease in the valuation allowance is included in deferred income tax expense (benefit).

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        Share-Based Payments—We have granted restricted stock units ("RSUs") to our independent directors and certain employees of the Subadvisor. RSUs issued to our independent directors vest immediately; RSUs issued to employees of the Subadvisor generally vest over three years, subject to continued employment. The expense recognized for share-based payment transactions for awards made to directors is based on the grant date fair value estimated in accordance with current accounting guidance for share-based payments. Share-based payment transactions for awards made to employees of the Subadvisor are based on the fair value of the services received. We recognize these compensation costs only for those shares expected to vest on a straight-line basis over the requisite service period of the award. We include share based payment transactions within Corporate general and administrative expense.

        Income or Loss Attributable to Noncontrolling Interests—Earnings attributable to noncontrolling interests are recognized in accordance with each respective investment agreement and, where applicable, based upon the allocation of the investment's net assets at book value as if the investment was hypothetically liquidated at the end of each reporting period.

        Income (Loss) Per Share—We have a simple equity capital structure with only common stock outstanding. As a result, income (loss) per share, as presented, represents both basic and dilutive per-share amounts for all periods presented in the consolidated financial statements.

        Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Recent Accounting Requirements

        The following ASUs, promulgated by the Financial Accounting Standards Board ("FASB"), are applicable to us:

Pronouncements Adopted as of December 31, 2018

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes or replaces nearly all GAAP revenue recognition guidance. The new guidance establishes a new control-based revenue recognition model that changes the basis for deciding when revenue is recognized over time or at a point in time and expands the disclosures about revenue. The new guidance also applies to sales of real estate and the new principles-based approach is largely based on the transfer of control of the real estate to the buyer. We adopted this guidance for our interim and annual periods beginning January 1, 2018 using the modified retrospective method. We performed a comprehensive evaluation of the impact of the new standard across our revenue streams and determined that the timing of revenue recognition and its classification in our consolidated financial statements will remain substantially unchanged. The adoption of ASU 2014-09 did not have a material impact on our consolidated financial statements.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 intends to reduce diversity in practice for certain cash flow classifications, including, but not limited to (i) debt prepayment or debt extinguishment costs, (ii) contingent consideration payments made after a business combination,

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

(iii) proceeds from the settlement of insurance claims, (iv) distributions received from equity method investees and (v) separately identifiable cash flows and application of the predominance principle. We retrospectively adopted this guidance for our interim and annual periods beginning January 1, 2018. As a result, we reclassified distributions received from equity method investments of $3.2 million and $1.1 million from net cash provided by operating activities to net cash used in investing activities on the consolidated statement of cash flows for the years ended December 31, 2017 and 2016, respectively. The adoption of ASU 2016-15 did not have a material impact on our consolidated financial statements.

        In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 intends to reduce diversity in practice for the classification and presentation of changes in restricted cash on the statement of cash flows. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. We retrospectively adopted this guidance for our interim and annual periods beginning January 1, 2018. See Restricted Cash above for additional information.

        In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist companies and other reporting organizations with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The changes to the definition of a business will likely result in more acquisitions being accounted for as asset acquisitions across all industries. The guidance is effective for annual reporting periods beginning after December 15, 2017, and the interim periods within those annual periods. We adopted this guidance for our interim and annual periods beginning January 1, 2018. We have had no hotel acquisitions since the adoption of this guidance; however, we expect that certain future hotel acquisitions may be considered asset acquisitions rather than business combinations, which would affect the capitalization of acquisition costs (such costs are expensed for business combinations and capitalized for asset acquisitions).

        In February 2017, the FASB issued ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. ASU 2017-05 clarifies that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments define the term "in substance nonfinancial asset," in part, as a financial asset promised to a counterparty in a contract if substantially all of the fair value of the assets (recognized and unrecognized) that are promised to the counterparty in the contract is concentrated in nonfinancial assets. If substantially all of the fair value of the assets that are promised to the counterparty in a contract is concentrated in nonfinancial assets, then all of the financial assets promised to the counterparty are in substance nonfinancial assets within the scope of Subtopic 610-20. This amendment also clarifies that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. For example, a parent company may transfer control of nonfinancial assets by transferring ownership interests in a consolidated subsidiary. We adopted this guidance for our interim and annual periods beginning January 1, 2018. The adoption of ASU 2017-05 did not have a material impact on our consolidated financial statements.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes, modifies, and adds certain fair value disclosure requirements. We adopted this guidance for our interim period beginning July 1, 2018. The adoption of this standard did not have a material impact on our consolidated financial statements.

        In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force). ASU 2018-15 aligns the requirements for capitalizing implementation costs in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. We adopted this guidance for our interim period beginning October 1, 2018. The adoption of this standard did not have a material impact on our consolidated financial statements.

Pronouncements to be Adopted after December 31, 2018

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 modifies the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract, the lessee and the lessor. ASU 2016-02 provides new guidelines that change the accounting for leasing arrangements for lessees, whereby their rights and obligations under substantially all leases, existing and new, would be capitalized and recorded on the balance sheet. For lessors, however, the new standard remains equivalent to existing guidance, but has been updated to align with certain changes to the lessee model and the new revenue recognition standard.

        ASU 2016-02 provides two transition methods. The first transition method allows for application of the new model at the beginning of the earliest comparative period presented. Under the second transition method, comparative periods would not be restated, with any cumulative effect adjustments recognized in the opening balance of retained earnings in the period of adoption. In addition, a practical expedient was recently issued by the FASB which allows lessors to combine non-lease components with related lease components if certain conditions are met. We will adopt this guidance for our interim and annual periods beginning January 1, 2019 and expect to use the second transition method. We expect to recognize a right-of-use asset and a corresponding lease liability primarily related to our ground leases and other operating leases. The right-of-use asset and corresponding lease liability are expected to be between approximately $40.0 million to $85.0 million, although changes in discount rates, lease terms or other variables may have a significant effect on the calculation of these recorded amounts.

        In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. ASU 2017-12 will make more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess hedge effectiveness. It is intended to more closely align hedge accounting with companies' risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. ASU 2017-12 will be effective in fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. We are in the process of evaluating the impact

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

of adopting ASU 2017-12 on our consolidated financial statements and will adopt the standard for the fiscal year beginning January 1, 2019.

Note 3. Agreements and Transactions with Related Parties

Agreements with Our Advisor and Affiliates

        We have an advisory agreement with our Advisor (the "Advisory Agreement") to perform certain services for us under a fee arrangement, including managing our overall business, our investments, and certain administrative duties. The Advisory Agreement has a term of one year and may be renewed for successive one-year periods. Our Advisor also has a subadvisory agreement with the Subadvisor (the "Subadvisory Agreement") whereby our Advisor pays 20% of its fees earned under the Advisory Agreement to the Subadvisor in return for certain personnel services.

        The following tables present a summary of fees we paid; expenses we reimbursed and distributions we made to our Advisor, the Subadvisor and other affiliates, as described below, in accordance with the terms of those agreements (in thousands):

	Years Ended December 31,
	2018	2017	2016
Amounts Included in the Consolidated Statements of Operations
Asset management fees	$14,136	$14,499	$14,120
Personnel and overhead reimbursements	6,392	5,870	6,645
Available Cash Distributions	5,142	7,459	9,445
Interest expense	1,367	715	—
Disposition fees (Note 4)	300	225	—
Acquisition fees	—	—	2,158

	$27,337	$28,768	$32,368

Other Transaction Fees Incurred
Capitalized loan refinancing fees	$653	$620	$806
Capitalized acquisition fees for equity method investments(a) (Note 5)	—	4,131	—
Advisor fee for purchase of membership interest (Note 11)	—	—	527
Capitalized acquisition fees for asset acquisition	—	—	29

	$653	$4,751	$1,362

(a)
Our Advisor elected to receive 50% of the acquisition fee related to our investment in the Ritz-Carlton Bacara, Santa Barbara Venture in shares of our common stock and 50% in cash.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Agreements and Transactions with Related Parties (Continued)

        The following table presents a summary of the amounts included in Due to related parties and affiliates in the consolidated financial statements (in thousands):

	December 31,
	2018	2017
Amounts Due to Related Parties and Affiliates
Accrued interest on WPC Credit Facility	$2,082	$715
Reimbursable costs	1,785	1,239
Due to other affiliates	1,207	375
Other amounts due to our Advisor	1,184	1,282

	$6,258	$3,611

Asset Management Fees, Disposition Fees and Loan Refinancing Fees

        We pay our Advisor an annual asset management fee equal to 0.5% of the aggregate Average Market Value of our Investments, (as defined in the Advisory Agreement). Our Advisor is also entitled to receive disposition fees of up to 1.5% of the contract sales price of a property, as well as a loan refinancing fee of up to 1.0% of the principal amount of a refinanced loan, if certain conditions described in the Advisory Agreement are met. If our Advisor elects to receive all or a portion of its fees in shares of our common stock, the number of shares issued is determined by dividing the dollar amount of fees by our most recently published estimated net asset value per share ("NAV"). At our Advisor's election, we paid our asset management fees in shares of our common stock for the years ended December 31, 2018 and 2017 and in cash for the year ended December 31, 2016. For the years ended December 31, 2018 and 2017, we settled $14.2 million and $13.2 million, respectively, of asset management fees in shares of our common stock. At December 31, 2018, our Advisor owned 4,274,969 shares (3.1%) of our outstanding common stock. Asset management fees are included in Asset management fees to affiliate and other expenses in the consolidated financial statements.

Available Cash Distributions

        Carey Watermark Holdings' special general partner interest entitles it to receive distributions of 10% of Available Cash (as defined in the agreement of limited partnership of the Operating Partnership), or "Available Cash Distributions" generated by the Operating Partnership, subject to certain limitations. In addition, in the event of the dissolution of the Operating Partnership, Carey Watermark Holdings will be entitled to receive distributions of up to 15% of net proceeds, provided certain return thresholds are met for the initial investors in the Operating Partnership. Available Cash Distributions are included in (Income) Loss attributable to noncontrolling interests in the consolidated financial statements.

Personnel and Overhead Reimbursements/Reimbursable Costs

        Under the terms of the Advisory Agreement, our Advisor generally allocates expenses of dedicated and shared resources, including the cost of personnel, rent and related office expenses, between us and our affiliate, Carey Watermark Investors 2 Incorporated ("CWI 2"), based on total pro rata hotel revenues on a quarterly basis. CWI 2 is a publicly owned, non-traded REIT that is also advised by our Advisor and invests in lodging and lodging-related properties. Pursuant to the Subadvisory Agreement,

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Agreements and Transactions with Related Parties (Continued)

after we reimburse our Advisor, it will subsequently reimburse the Subadvisor for personnel costs and other charges, including the services of our Chief Executive Officer, subject to the approval of our board of directors. We have also granted restricted stock units to employees of the Subadvisor pursuant to our 2010 Equity Incentive Plan. These reimbursements are included in Corporate general and administrative expenses and Due to related parties and affiliates in the consolidated financial statements.

Acquisition Fees to our Advisor

        We pay our Advisor acquisition fees of 2.5% of the total investment cost of the properties acquired, as defined in the Advisory Agreement, described above, including on our proportionate share of equity method investments and loans originated by us. The total fees paid may not exceed 6% of the aggregate contract purchase price of all investments and loans, as measured over a period specified by the Advisory Agreement.

Other Amounts Due to our Advisor

        This balance primarily represented asset management fees payable to our Advisor.

Other Transactions with Affiliates

WPC Line of Credit

        During the first quarter of 2017, our board of directors and the board of directors of WPC approved unsecured loans from WPC to us of up to $25.0 million, at an interest rate equal to the rate at which WPC was able to borrow funds under its senior unsecured credit facility, which we refer to as the WPC Line of Credit, for the purpose of replacing a senior credit facility. On March 23, 2017, we borrowed $22.8 million from WPC at the London Interbank Offered Rate ("LIBOR") plus 1.0% and a maturity date of March 22, 2018 and simultaneously repaid and terminated a senior credit facility. As further discussed below, the WPC Line of Credit was replaced by the Working Capital Facility (defined below).

WPC Credit Facility

        During the third quarter of 2017, our board of directors and the board of directors of WPC approved secured loans from WPC to us of up to $100.0 million for acquisition funding purposes and $25.0 million for working capital purposes. On September 26, 2017, we entered into a secured credit facility (the "WPC Credit Facility") with our Operating Partnership as borrower and WPC as lender. The WPC Credit Facility consists of (i) a bridge term loan of $75.0 million (the "Bridge Loan") for the purpose of acquiring an interest in the Ritz-Carlton Bacara, Santa Barbara Venture (Note 5) and (ii) a $25.0 million revolving working capital facility (the "Working Capital Facility") to be used for our working capital needs. The Working Capital Facility replaced the WPC Line of Credit, which had an outstanding principal balance of $22.8 million on that date and a maturity date of March 22, 2018. As amended, the Bridge Loan is currently scheduled to mature on June 30, 2019, with one three-month extension available at our option. As amended, the Working Capital Facility is currently scheduled to mature on December 31, 2019. Both loans bear interest at LIBOR plus 1.0%; provided however, that upon the occurrence of certain events of default (as defined in the loan agreement), all outstanding amounts will be subject to a 2% annual interest rate increase. We serve as guarantor of the WPC

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Agreements and Transactions with Related Parties (Continued)

Credit Facility and have pledged our unencumbered equity interests in certain properties as collateral, as further described in the pledge and security agreement entered into between the borrower and lender. On September 27, 2017, the Operating Partnership drew down $75.0 million from the Bridge Loan to acquire our interest in the Ritz-Carlton Bacara, Santa Barbara. During the fourth quarter of 2017, we repaid a total of $14.2 million towards the Bridge Loan and $15.0 million towards the Working Capital Facility. At December 31, 2017, the outstanding balances under the Bridge Loan and Working Capital Facility were $60.8 million and $7.8 million, respectively. At December 31, 2018, the outstanding balances under the Bridge Loan and Working Capital Facility were $40.8 million and $0.8 million, respectively, with $24.2 million available to be drawn on the Working Capital Facility.

        The WPC Credit Facility includes various customary affirmative and negative covenants. We were in compliance with all applicable covenants at December 31, 2018 and 2017.

Jointly-Owned Investments

        At December 31, 2018, we owned interests in three ventures with CWI 2: the Ritz-Carlton Key Biscayne, a Consolidated Hotel, and the Marriott Sawgrass Golf Resort & Spa and the Ritz-Carlton Bacara, Santa Barbara, both Unconsolidated Hotels. A third-party also owns an interest in the Ritz-Carlton Key Biscayne.

Note 4. Net Investments in Hotels

        Net investments in hotels are summarized as follows (in thousands):

	December 31,
	2018	2017
Buildings	$1,552,365	$1,554,798
Land	355,082	359,383
Building and site improvements	149,323	122,273
Furniture, fixtures and equipment	108,907	123,595
Construction in progress	10,298	12,691

Hotels, at cost	2,175,975	2,172,740
Less: Accumulated depreciation	(266,323)	(227,616)

Net investments in hotels	$1,909,652	$1,945,124

        During the years ended December 31, 2018 and 2017, we retired fully depreciated furniture, fixtures and equipment aggregating $34.2 million and $11.8 million, respectively.

        Depreciation expense was $75.7 million, $80.3 million and $79.1 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Hurricane/Fire-Related Disruption

        Hurricane Irma made landfall in September 2017, impacting five of our Consolidated Hotels: Hawks Cay Resort, Marriott Boca Raton at Boca Center (which we sold during the first quarter of 2018), Ritz-Carlton Key Biscayne, Ritz-Carlton Fort Lauderdale and Staybridge Suites Savannah Historic District (which we sold during the third quarter of 2018). All five hotels sustained damage and

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Net Investments in Hotels (Continued)

all were forced to close for a period of time, except for Marriott Boca Raton at Boca Center. All hotels reopened shortly after Hurricane Irma, with varying degrees of damage, with the exception of the Hawks Cay Resort, which reopened in August 2018. During the year ended December 31, 2018, we recognized a gain on hurricane-related property damage of $1.3 million resulting from changes in our estimates of the total aggregate damage incurred at the properties. During the year ended December 31, 2017, we recognized a loss of $7.0 million, representing the property damage insurance deductibles as well as our best estimate at the time of damage to certain hotels that was below the related deductible. Below is a summary of the items that comprised our aggregate damage incurred at the properties (in thousands):

	Year Ended
	December 31, 2018	December 31, 2017
Net write-off of fixed assets	$10,371	$25,791
Remediation work performed	5,327	14,286
Property damage insurance receivables and/or advances received	(17,038)	(33,069)

(Gain) loss on hurricane-related property damage	$(1,340)	$7,008

        As of December 31, 2018, we have received business interruption insurance proceeds related to the Hawks Cay Resort of $21.0 million, all of which was recorded in the consolidated financial statements as Business interruption income during the year ended December 31, 2018.

        Additionally, as of December 31, 2018, we have received business interruption insurance proceeds related to the Fairmont Sonoma Mission Inn & Spa, related to wildfires in Northern California during 2017, of $1.9 million, all of which we recorded in the consolidated financial statements as Business interruption income during the year ended December 31, 2018.

        As the restoration work continues to be performed, the estimated total cost will change. Any changes to property damage estimates will be recorded in the periods in which they are determined and any additional remediation work will be recorded in the periods in which it is performed.

Property Dispositions

2018 Dispositions

        On January 25, 2018, we sold our 100% ownership interest in the Marriott Boca Raton at Boca Center to an unaffiliated third party for a contractual sales price of $76.0 million, with net proceeds after the repayment of the related mortgage loan of approximately $35.4 million, including the release of $1.4 million of restricted cash. We recognized a gain on sale of $12.3 million during the first quarter of 2018 in connection with this transaction. This property was classified as held for sale at December 31, 2017.

        On February 5, 2018, we sold our 100% ownership interests in the Hampton Inn Memphis Beale Street and Hampton Inn Atlanta Downtown to an unaffiliated third party for a contractual sales price totaling $63.0 million, with net proceeds after the repayment of the related mortgage loans of approximately $31.8 million, including the release of $2.0 million of restricted cash. We recognized a gain on sale totaling $19.6 million during the first quarter of 2018 in connection with this transaction. These properties were classified as held for sale at December 31, 2017.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Net Investments in Hotels (Continued)

        On September 27, 2018, we sold our 100% ownership interest in the Staybridge Suites Savannah Historic District to an unaffiliated third party for a contractual sales price of $22.0 million, with net proceeds after the defeasance of the related mortgage loan of approximately $6.7 million. We recognized a loss on sale of $0.7 million during the third quarter of 2018 in connection with this transaction, as well as a $0.3 million loss on extinguishment of debt in connection with the defeasance of the loan.

2017 Dispositions

        On February 1, 2017, we sold our 100% ownership interests in the Hampton Inn Frisco Legacy Park, the Hampton Inn Birmingham Colonnade and the Hilton Garden Inn Baton Rouge Airport to an unaffiliated third party for a contractual sales price of $33.0 million and net proceeds of approximately $7.4 million, including the release of $2.0 million of restricted cash. The seller assumed the outstanding non-recourse debt on the three properties totaling $26.5 million. We recognized a loss on sale of $0.4 million during the first quarter of 2017.

        On May 11, 2017, we sold our 100% ownership interest in the Hampton Inn Boston Braintree to an unaffiliated third party for a contractual sales price of $19.0 million, with net proceeds after the repayment of the related mortgage loan of approximately $6.6 million, including the release of $0.6 million of restricted cash. During the second quarter of 2017, we recognized a gain on sale of $5.5 million, which is net of a $0.6 million participation management fee that was incurred as a result of the disposition and paid to the hotel management company, pursuant to the management agreement.

Assets and Liabilities Held for Sale

        At December 31, 2018, no properties were classified as held for sale. At December 31, 2017, we had three properties classified as held for sale. These properties were disposed of subsequent to December 31, 2017, as discussed above.

        Below is a summary of our assets and liabilities held for sale (in thousands):

	December 31,
	2018	2017
Net investments in hotels	$—	$104,062
Accounts receivable	—	681
Other assets	—	377
Intangible assets, net	—	4
Assets held for sale	$—	$105,124
Restricted cash attributable to Assets held for sale	$—	$3,293
Non-recourse debt, net attributable to Assets held for sale	$—	$71,887
Other liabilities held for sale	$—	$2,889

Construction in Progress

        At December 31, 2018 and 2017, construction in progress, recorded at cost, was $10.3 million and $12.7 million, respectively, and related primarily to planned renovations at the Ritz-Carlton Fort

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Net Investments in Hotels (Continued)

Lauderdale, the Ritz-Carlton Key Biscayne and the Renaissance Chicago Downtown and the restoration of the Hawks Cay Resort as a result of the damage caused by Hurricane Irma at December 31, 2018, and planned renovations at the Marriott Raleigh City Center, the Equinox, a Luxury Collection Golf Resort & Spa (the "Equinox"), the Sheraton Austin Hotel at the Capitol and the Ritz-Carlton Fort Lauderdale at December 31, 2017. Upon substantial completion of renovation work, costs are reclassified from construction in progress to buildings, building and site improvements and furniture, fixture and equipment, as applicable, and depreciation will commence.

        We capitalize qualifying interest expense and certain other costs, such as property taxes, property insurance, utilities expense and hotel incremental labor costs, related to hotels undergoing major renovations. We capitalized $2.6 million and $1.3 million of such costs during the years ended December 31, 2018 and 2017, respectively. At December 31, 2018, 2017 and 2016, accrued capital expenditures were $5.5 million, $6.0 million and $2.3 million, respectively, representing non-cash investing activity.

Asset Retirement Obligation

        We have recorded an asset retirement obligation for the removal of asbestos and environmental waste in connection with three of our Consolidated Hotels. We estimated the fair value of the asset retirement obligation based on the estimated economic life of the hotel and the estimated removal costs. The liability was discounted using the weighted-average interest rate on the associated fixed-rate mortgage loan at the time the liability was incurred. At both December 31, 2018 and 2017, our asset retirement obligation was $1.5 million, and is included in Accounts payable, accrued expenses and other liabilities in the consolidated financial statements.

Note 5. Equity Investments in Real Estate

        At December 31, 2018, we owned equity interests in four Unconsolidated Hotels, two with unrelated third parties and two with CWI 2. We do not control the ventures that own these hotels, but we exercise significant influence over them. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting, such as basis differences from acquisition costs paid to our Advisor that we incur and other-than-temporary impairment charges, if any).

        Under the conventional approach of accounting for equity method investments, an investor applies its percentage ownership interest to the venture's net income to determine the investor's share of the earnings or losses of the venture. This approach is inappropriate if the venture's capital structure gives different rights and priorities to its investors. We have priority returns on several of our equity method investments. Therefore, we follow the hypothetical liquidation at book value ("HLBV") method in determining our share of these ventures' earnings or losses for the reporting period as this method better reflects our claim on the ventures' book value at the end of each reporting period. Earnings for our equity method investments are recognized in accordance with each respective investment agreement and, where applicable, based upon the allocation of the investment's net assets at book value as if the investment were hypothetically liquidated at the end of each reporting period.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Equity Investments in Real Estate (Continued)

2017 Acquisition

Ritz-Carlton Bacara, Santa Barbara Venture

        On September 28, 2017, we formed a tenancy-in-common venture with CWI 2 to acquire the Bacara Resort & Spa for $380.0 million. We own a 40% interest in the venture and CWI 2 owns a 60% interest. Upon acquisition, the hotel was rebranded as the Ritz-Carlton Bacara, Santa Barbara and the manager was changed to Marriott International. The venture meets the definition of joint control as all decisions with respect to the ownership, management and operation of the hotel must be made on a unanimous basis between the two parties; therefore, we have accounted for our interest in this investment under the equity method of accounting. The venture obtained debt comprised of a $175.0 million senior mortgage loan with a floating annual interest rate of LIBOR plus 2.8% and a $55.0 million mezzanine loan with a floating annual interest rate of LIBOR plus 5.8%, both subject to interest rate caps. Both loans have maturity dates of September 28, 2021, with one-year extension options. Our initial investment in this venture, which represents our share of the purchase price and capitalized costs, including fees paid to our Advisor, was $66.3 million at acquisition. We capitalized our share of acquisition costs totaling $4.7 million, including acquisition fees of $4.1 million paid to our Advisor. Our Advisor elected to receive 50% of its acquisition fees in shares of our common stock and 50% in cash, which was approved by our board of directors. For the year ended December 31, 2017, $2.1 million in acquisitions fees were settled in shares of our common stock.

2017 Disposition

Westin Atlanta Venture

        On October 19, 2017, the Westin Atlanta Venture sold the Westin Atlanta Perimeter North to an unaffiliated third-party for a contractual sales price of $85.5 million. We owned a 57% interest in the venture and received net proceeds of approximately $25.9 million from the sale. We recognized a gain on sale of $21.6 million, which is included in Equity in (losses) earnings of equity method investments in real estate, net in the consolidated statement of operations.

Hurricane-Related Disruption

        The Marriott Sawgrass Golf Resort & Spa was impacted by Hurricane Irma when it made landfall in September 2017. The hotel sustained damage and was forced to close for a period of time. During the years ended December 31, 2018 and 2017, the venture recognized a loss on hurricane-related damage of $0.7 million and $2.7 million, respectively.

	Years Ended
(in thousands)	December 31, 2018	December 31, 2017
Net (write-up) write-off of fixed assets	$(173)	$4,938
Remediation work performed	133	1,476
Decrease (increase) to property damage insurance receivables	722	(3,715)
Loss on hurricane-related property damage	$682	$2,699

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Equity Investments in Real Estate (Continued)

        As the restoration work continues to be performed, the estimated total costs will change. Any changes to property damage estimates will be recorded in the periods in which they are determined and any additional work will be recorded in the periods in which it is performed.

        The following table sets forth our ownership interests in our equity investments in real estate and their respective carrying values. The carrying values of these ventures are affected by the timing and nature of distributions (dollars in thousands):

						Carrying Value at December 31,
		Number of Rooms		Acquisition Date
Unconsolidated Hotels	State		% Owned		Hotel Type	2018	2017
Ritz-Carlton Bacara, Santa Barbara Venture(a)(b)	CA	358	40%	9/28/2017	Resort	$56,814	$65,126
Ritz-Carlton Philadelphia Venture(c)	PA	301	60%	5/15/2015	Full-service	29,951	38,469
Marriott Sawgrass Golf Resort & Spa Venture(d)(e)	FL	514	50%	4/1/2015	Resort	25,439	27,162
Hyatt Centric French Quarter Venture(f)	LA	254	80%	9/6/2011	Full-service	511	587

		1,427				$112,715	$131,344

(a)
This investment represents a tenancy-in-common interest; the remaining 60% interest is owned by CWI 2.

(b)
We received net cash distributions of $3.4 million from this investment during the year ended December 31, 2018.

(c)
We received cash distributions of $3.5 million from this investment during the year ended December 31, 2018. During the first quarter of 2018, we also received a distribution of $4.4 million representing our share of proceeds from a mortgage refinancing in January 2018. We capitalized the refinancing fee paid to the Advisor totaling $0.4 million.

(d)
This investment is considered a VIE (Note 2). We do not consolidate this entity because we are not the primary beneficiary and the nature of our involvement in the activities of the entity allows us to exercise significant influence, but does not give us power over decisions that significantly affect the economic performance of the entity.

(e)
We received cash distributions of $3.7 million from this investment during the year ended December 31, 2018.

(f)
We received cash distributions of $2.1 million from this investment during the year ended December 31, 2018.

        The following table sets forth our share of equity in (losses) earnings from our Unconsolidated Hotels, which are based on the HLBV method, as well as certain amortization adjustments related to basis differentials from acquisitions of investments (in thousands):

	Years Ended December 31,
Venture	2018	2017	2016
Ritz-Carlton Bacara, Santa Barbara Venture	$(4,879)	$(2,824)	$—
Hyatt Centric French Quarter Venture	2,072	776	701
Marriott Sawgrass Golf Resort & Spa Venture	1,971	(761)	629
Ritz-Carlton Philadelphia Venture	(985)	2,710	3,042
Westin Atlanta Venture(a)	506	22,302	860

Total equity in (losses) earnings of equity method investments in real estate, net	$(1,315)	$22,203	$5,232

(a)
On October 19, 2017, the venture sold the Westin Atlanta Perimeter North to an unaffiliated third party. Included in our share of equity in earnings for the year ended December 31, 2017 is the gain on sale of $21.6 million. Our share of equity in earnings during the year ended December 31,

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Equity Investments in Real Estate (Continued)

  2018 was the result of additional cash distributions received in this period in connection with the disposition.

        No other-than-temporary impairment charges related to our investments in these ventures were recognized during the years ended December 31, 2018, 2017 or 2016.

        At December 31, 2018 and 2017, the unamortized basis differences on our equity investments were $7.3 million and $7.2 million, respectively. Net amortization of the basis differences reduced the carrying values of our equity investments by $0.3 million, $0.2 million and $0.3 million for the years ended December 31, 2018, 2017 and 2016, respectively.

        The following tables present combined summarized financial information of our equity method investments in real estate. Amounts provided are the total amounts attributable to the ventures since our respective dates of acquisition and do not represent our proportionate share (in thousands):

	2018				2017				2016
	Total	Ritz- Carlton Philadelphia Venture	Ritz- Carlton Bacara, Santa Barbara Venture	Other Equity Method Investments(a)	Total	Ritz- Carlton Philadelphia Venture	Ritz- Carlton Bacara, Santa Barbara Venture(b)	Other Equity Method Investments(a)	Total	Ritz- Carlton Philadelphia Venture	Other Equity Method Investments(c)
Balance Sheet—As of December 31,
Real estate, net	$618,012	$90,583	$362,386	$165,043	$631,876	$94,650	$367,035	$170,191	$324,205	$100,016	$224,189
Other assets	52,851	8,069	20,093	24,689	60,101	7,967	28,294	23,840	55,276	7,814	47,462

Total assets	670,863	98,652	382,479	189,732	691,977	102,617	395,329	194,031	379,481	107,830	271,651
Debt	400,227	64,210	227,535	108,482	393,539	57,705	226,636	109,198	204,132	58,575	145,557
Other liabilities	57,418	6,506	23,092	27,820	51,425	8,149	16,382	26,894	37,224	7,652	29,572

Total liabilities	457,645	70,716	250,627	136,302	444,964	65,854	243,018	136,092	241,356	66,227	175,129
Members' equity	213,218	27,936	131,852	53,430	247,013	36,763	152,311	57,939	138,125	41,603	96,522
Percentage of ownership in equity investee		60%	40%			60%	40%			60%

Pro-rata equity carrying value	96,979	16,762	52,741	27,476	113,036	22,058	60,924	30,054	76,587	24,962	51,625
Basis differential adjustment	6,600	2,016	4,073	511	6,494	1,705	4,202	587	3,272	1,785	1,487
HLBV adjustment	9,136	11,173	—	(2,037)	11,814	14,706	—	(2,892)	(3,931)	11,514	(15,445)

Carrying value	$112,715	$29,951	$56,814	$25,950	$131,344	$38,469	$65,126	$27,749	$75,928	$38,261	$37,667

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Equity Investments in Real Estate (Continued)

	2018				2017				2016
	Total	Ritz- Carlton Philadelphia Venture	Ritz- Carlton Bacara, Santa Barbara Venture	Other Equity Method Investments(a)	Total	Ritz- Carlton Philadelphia Venture	Ritz- Carlton Bacara, Santa Barbara Venture(b)	Other Equity Method Investments(a)	Total	Ritz- Carlton Philadelphia Venture	Other Equity Method Investments(c)
Income Statement—For the year ended December 31,
Hotel revenues	$203,202	$44,427	$81,670	$77,105	$146,804	$40,626	$15,269	$90,909	$128,071	$36,054	$92,017
Hotel operating expenses	185,045	41,147	79,955	63,943	139,071	39,694	18,906	80,471	117,514	36,714	80,800
Other operating expenses	684	303	86	295	413	136	52	225	437	239	198
Other income and (expenses)(d)	(23,939)	(3,515)	(13,494)	(6,930)	5,928	(2,961)	(3,163)	12,052	(8,116)	(2,210)	(5,906)
Provision for income taxes	(666)	10	—	(676)	(894)	—	(208)	(686)	(1,482)	(434)	(1,048)

Net (loss) income	(7,132)	(528)	(11,865)	5,261	12,354	(2,165)	(7,060)	21,579	522	(3,543)	4,065
Percentage of ownership in equity investee		60%	40%			60%	40%			60%

Pro-rata equity in (losses) earnings of equity method investments in real estate(e)	(1,977)	(317)	(4,746)	3,086	8,320	(1,299)	(2,824)	12,443	382	(2,126)	2,508
Basis differential adjustment	(289)	(80)	(133)	(76)	(233)	(80)	—	(153)	(252)	(80)	(172)
HLBV adjustment	951	(588)	—	1,539	14,116	4,089	—	10,027	5,102	5,248	(146)

Equity in (losses) earnings of equity method investments in real estate	$(1,315)	$(985)	$(4,879)	$4,549	$22,203	$2,710	$(2,824)	$22,317	$5,232	$3,042	$2,190

(a)
Includes the Hyatt Centric French Quarter Venture and the Marriott Sawgrass Golf Resort & Spa Venture.

(b)
We purchased our 40% interest in this venture on September 28, 2017.

(c)
Includes the Hyatt Centric French Quarter Venture, the Westin Atlanta Venture and the Marriott Sawgrass Golf Resort & Spa Venture.

(d)
Other income and (expenses) for the year ended December 31, 2018 for the Ritz-Carlton Bacara, Santa Barbara Venture was primarily comprised of interest expense related to its outstanding mortgage loans. Other income and (expenses) for the year ended December 31, 2017 includes a gain on sale of investment of $21.6 million, related to the Westin Atlanta Venture.

(e)
For the equity investments noted in footnotes (a) and (c), our respective ownership interest in each investment was applied to the results of each individual venture.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6. Intangible Assets and Liabilities

        Intangible assets and liabilities, included in Intangible assets, net and Accounts payable, accrued expenses and other liabilities, respectively, in the consolidated financial statements, are summarized as follows (dollars in thousands):

	December 31, 2018				December 31, 2017
	Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-Lived Intangible Assets
Villa/condo rental programs	45 - 55	$72,400	$(6,520)	$65,880	$72,400	$(5,015)	$67,385
Below-market hotel ground leases and parking garage lease	10 - 93	11,655	(921)	10,734	11,655	(726)	10,929
In-place leases	8 - 15	135	(78)	57	135	(63)	72

Total intangible assets, net		$84,190	$(7,519)	$76,671	$84,190	$(5,804)	$78,386

Finite-Lived Intangible Liability
Above-market hotel ground lease	85	$(2,100)	$114	$(1,986)	$(2,100)	$89	$(2,011)

        Net amortization of intangibles was $1.7 million for each of the years ended December 31, 2018, 2017 and 2016, respectively. Amortization of the villa/condo rental programs and in-place lease intangibles are included in Depreciation and amortization, and amortization of below-market hotel ground lease, below-market hotel parking garage lease and above-market hotel ground lease intangibles are included in Property taxes, insurance, rent and other in the consolidated financial statements.

Note 7. Fair Value Measurements

        The fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments including interest rate caps and swaps; and Level 3, for securities that do not fall into Level 1 or Level 2 and for which little or no market data exists, therefore requiring us to develop our own assumptions.

Items Measured at Fair Value on a Recurring Basis

        Derivative Assets and Liabilities—Our derivative assets and liabilities, which are included in Other assets and Accounts payable, accrued expenses and other liabilities, respectively, in the consolidated financial statements, are comprised of interest rate caps and swaps (Note 8).

        The valuation of our derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Fair Value Measurements (Continued)

nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative instruments for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings and thresholds. These derivative instruments were classified as Level 2 as these instruments are custom, over-the-counter contracts with various bank counterparties that are not traded in an active market.

        We did not have any transfers into or out of Level 1, Level 2 and Level 3 category of measurements during the years ended December 31, 2018 or 2017. Gains and losses (realized and unrealized) recognized on items measured at fair value on a recurring basis included in earnings are reported in Other income and (expenses) in the consolidated financial statements.

        Our non-recourse debt, net, which we have classified as Level 3, had a carrying value of $1.3 billion and $1.4 billion, and an estimated fair value of $1.3 billion and $1.4 billion, at December 31, 2018 and 2017, respectively. We determined the estimated fair value using a discounted cash flow model with rates that take into account the interest rate risk. We also considered the value of the underlying collateral, taking into account the quality of the collateral and the then-current interest rate.

        We estimated that our other financial assets and liabilities had fair values that approximated their carrying values at both December 31, 2018 and 2017.

Items Measured at Fair Value on a Non-Recurring Basis (Including Impairment Charges)

        We periodically assess whether there are any indicators that the value of our real estate investments may be impaired or that their carrying value may not be recoverable. When the undiscounted cash flows for an asset are less than the asset's carrying value when considering and evaluating the various alternative courses of action that may occur, we recognize an impairment charge to reduce the carrying value of the asset to its estimated fair value. Further, when we classify an asset as held for sale, we carry the asset at the lower of its carrying value or its fair value, less estimated cost to sell. The estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales. If relevant market information is not available or is not deemed appropriate, we perform a future net cash flow analysis, discounted for the inherent risk associated with each investment. We determined that the significant inputs used to value these investments fall within Level 3 for fair value reporting. We did not recognize any impairment charges during the years ended December 31, 2018 and 2017. During the year ended December 31, 2016, we recognized impairment charges totaling $4.1 million on three properties with an aggregate fair value measurement of $33.0 million in order to reduce the carrying values of the properties to their estimated fair values.

Note 8. Risk Management and Use of Derivative Financial Instruments

Risk Management

        In the normal course of our ongoing business operations, we encounter economic risk. There are two main components of economic risk that impact us: interest rate risk and market risk. We are primarily subject to interest rate risk on our interest-bearing assets and liabilities. Market risk includes changes in the value of our properties and related loans.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Risk Management and Use of Derivative Financial Instruments (Continued)

Derivative Financial Instruments

        When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates. We have not entered into, and do not plan to enter into, financial instruments for trading or speculative purposes. In addition to entering into derivative instruments on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts, which are considered to be derivative instruments. The primary risks related to our use of derivative instruments include: (i) a counterparty to a hedging arrangement defaulting on its obligation and (ii) a downgrade in the credit quality of a counterparty to such an extent that our ability to sell or assign our side of the hedging transaction is impaired. While we seek to mitigate these risks by entering into hedging arrangements with large financial institutions that we deem to be creditworthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

        We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated, and that qualified, as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in Other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

        The following table sets forth certain information regarding our derivative instruments on our Consolidated Hotels (in thousands):

		Asset Fair at December 31,	Derivatives Value	Liability Fair at December 31,	Derivatives Value
Derivatives Designated as Hedging Instruments	Balance Sheet Location	2018	2017	2018	2017
Interest rate caps	Other assets	$84	$1	$—	$—
Interest rate swap	Accounts payable, accrued expenses and other liabilities	—	—	—	(2)

		$84	$1	$—	$(2)

        All derivative transactions with an individual counterparty are governed by a master International Swap and Derivatives Association agreement, which can be considered as a master netting arrangement; however, we report all our derivative instruments on a gross basis in our consolidated financial statements. At both December 31, 2018 and 2017, no cash collateral had been posted nor received for any of our derivative positions.

        We recognized unrealized losses of $0.3 million, $0.1 million and $1.1 million in Other comprehensive income (loss) on derivatives in connection with our interest rate swaps and caps during the years ended December 31, 2018, 2017 and 2016, respectively.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Risk Management and Use of Derivative Financial Instruments (Continued)

        We reclassified $0.4 million, $0.6 million and $1.0 million from Other comprehensive income on derivatives into Interest expense during the years ended December 31, 2018, 2017 and 2016, respectively.

        Amounts reported in Other comprehensive income related to interest rate swaps and caps will be reclassified to Interest expense as interest expense is incurred on our variable-rate debt. At December 31, 2018, we estimated that an additional $0.1 million will be reclassified as Interest expense during the next 12 months related to our interest rate caps.

Interest Rate Swaps and Caps

        We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our investment partners may obtain variable-rate non-recourse mortgage loans and, as a result, may enter into interest rate swap or cap agreements with counterparties. Interest rate swaps, which effectively convert the variable-rate debt service obligations of a loan to a fixed rate, are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period. The notional, or face, amount on which the swaps are based is not exchanged. An interest rate cap limits the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using these derivatives is to limit our exposure to interest rate movements.

        The interest rate caps that we had outstanding on our Consolidated Hotels at December 31, 2018 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

Interest Rate Derivatives	Number of Instruments	Notional Amount	Fair Value at December 31, 2018
Interest rate caps	5	$245,360	$84

Credit Risk-Related Contingent Features

        We measure our credit exposure on a counterparty basis as the net positive aggregate estimated fair value of our derivatives, net of any collateral received. No collateral was received as of December 31, 2018. At December 31, 2018, both our total credit exposure and the maximum exposure to any single counterparty were $0.1 million.

        Some of the agreements we have with our derivative counterparties contain cross-default provisions that could trigger a declaration of default on our derivative obligations if we default, or are capable of being declared in default, on certain of our indebtedness. At December 31, 2018, we had not been declared in default on any of our derivative obligations. At December 31, 2018, we had no derivatives that were in a net liability position. The estimated fair value of our derivatives in a net liability position was less than $0.1 million at December 31, 2017, which included accrued interest and any nonperformance risk adjustments. If we had breached any of these provisions at December 31, 2017, we could have been required to settle our obligations under these agreements at their aggregate termination value of less than $0.1 million.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9. Debt

Non-Recourse Debt

        Our non-recourse debt consists of mortgage notes payable, which are collateralized by the assignment of hotel properties. The following table presents the non-recourse debt, net on our Consolidated Hotel investments (dollars in thousands):

			Carrying Amount at December 31,
	Interest Rate Range	Current Maturity Date Range(a)
			2018	2017
Fixed rate	3.6% - 6.5%	6/2019 - 4/2024	$1,026,451	$1,082,367
Variable rate(b)	4.8% - 8.3%	2/2019(c) - 11/2021	299,563	338,546

			$1,326,014	$1,420,913

(a)
Many of our mortgage loans have extension options, which are subject to certain conditions. The maturity dates in the table do not reflect the extension options.

(b)
The interest rate range presented for these mortgage loans reflect the rates in effect at December 31, 2018 through the use of an interest rate cap, when applicable.

(c)
See discussion below on the Lake Arrowhead Resort and Spa mortgage loan, which matured on February 28, 2019.

Lake Arrowhead Resort and Spa

        The $14.5 million outstanding mortgage loan on Lake Arrowhead Resort and Spa matured on February 28, 2019; we have not paid off the outstanding principal balance, although all required debt service through the date of this Joint Proxy Statement/Prospectus has continued to be paid on time. We are currently in discussions with the lender to amend the terms of the loan agreement, including, but not limited to, extending the maturity date, although there can be no assurance that we will be able to do so on favorable terms, if at all.

Covenants

        Pursuant to our mortgage loan agreements, our consolidated subsidiaries are subject to various operational and financial covenants, including minimum debt service coverage and debt yield ratios. Most of our mortgage loan agreements contain "lock-box" provisions, which permit the lender to access or sweep a hotel's excess cash flow and could be triggered by the lender under limited circumstances, including the failure to maintain minimum debt service coverage ratios. If a lender requires that we enter into a cash management agreement, we would generally be permitted to spend an amount equal to our budgeted hotel operating expenses, taxes, insurance and capital expenditure reserves for the relevant hotel. The lender would then hold all excess cash flow after the payment of debt service in an escrow account until certain performance hurdles are met. Except as discussed below, at December 31, 2018, we were in compliance with the applicable covenants for each of our mortgage loans.

        At March 31, 2018, the minimum debt service coverage ratio for the Courtyard Pittsburgh Shadyside was not met; this ratio was still not met as of December 31, 2018.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9. Debt (Continued)

        At September 30, 2018, the minimum debt service coverage ratio for the Westin Minneapolis was not met and we entered into a cash management agreement that permits the lender to sweep the excess cash flow from the hotel. As of December 31, 2018, this ratio was still not met and the cash management agreement remained in effect.

        At September 30, 2018, the minimum debt service coverage ratio for the Equinox was not met; this ratio was still not met as of December 31, 2018.

        At December 31, 2018, the minimum debt yield ratio for the Sanderling Resort was not met; therefore, beginning in March 2019, the loan began to amortize in an amount equal to the original loan amount over a twenty-five year period and will continue to amortize until such time as the minimum debt yield ratio is met.

WPC Credit Facility

        At December 31, 2018, we had outstanding balances under the Bridge Loan and Working Capital Facility of $40.8 million and $0.8 million, respectively, with $24.2 million available to be drawn on the Working Capital Facility. These loans are described in Note 3.

Financing Activity During 2018

        During the year ended December 31, 2018, we refinanced three non-recourse mortgage loans totaling $116.1 million with new non-recourse mortgage loans totaling $121.4 million, which have a weighted-average interest rate of 5.6% and a term to maturity of three years, One of these refinancings was accounted for as a loan modification. We recognized a loss on extinguishment of debt of $0.2 million on the refinancings during the year ended December 31, 2018.

        In connection with the sale of the Staybridge Savannah Historic District during the third quarter of 2018 (Note 4), we defeased the outstanding $14.4 million mortgage loan on the hotel. We recognized a loss on extinguishment of debt of $0.3 million during the year ended December 31, 2018.

Financing Activity During 2017

        During the year ended December 31, 2017, we refinanced three non-recourse mortgage loans totaling $95.6 million with new non-recourse mortgage loans totaling $109.5 million, which have a weighted-average interest rate of 5.0% and a term to maturity of 4.5 years. We recognized a net loss on extinguishment of debt of less than $0.1 million on these refinancings.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9. Debt (Continued)

Scheduled Debt Principal Payments

        Scheduled debt principal payments during each of the next five calendar years following December 31, 2018 and thereafter are as follows (in thousands):

Years Ending December 31,	Total
2019(a)(b)	$152,446
2020	223,353
2021	577,443
2022	244,104
2023	126,618
Thereafter through 2024	50,251

1,374,215
Unamortized deferred financing costs	(6,564)

Total	$1,367,651

(a)
Balance includes $91.5 million of scheduled balloon payments on three consolidated mortgage loans. We currently intend to refinance these mortgage loans, although there can be no assurance that we will be able to do so on favorable terms, if at all.

(b)
Includes $40.8 million and $0.8 million of scheduled payments on the Bridge Loan and Working Capital Facility, respectively, to WPC (Note 3).

Note 10. Commitments and Contingencies

        At December 31, 2018, we were not involved in any material litigation. Various claims and lawsuits arising in the normal course of business are pending against us, including liens for which we may obtain a bond, provide collateral or provide an indemnity, but we do not expect the results of such proceedings to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Hotel Management Agreements

        As of December 31, 2018, our Consolidated Hotel properties are operated pursuant to long-term management agreements with 12 different management companies, with initial terms ranging from five to 30 years. For hotels operated with separate franchise agreements, each management company receives a base management fee, generally ranging from 1.5% to 3.5% of hotel revenues. Four of our management agreements contain the right and license to operate the hotels under specified brands; no separate franchise agreements exist and no separate franchise fee is required for these hotels. The management agreements that include the benefit of a franchise agreement incur a base management fee ranging from 3.0% to 3.5% of hotel revenues. The management companies are generally also eligible to receive an incentive management fee, which is typically calculated as a percentage of operating profit, either (i) in excess of projections with a cap or (ii) after the owner has received a priority return on its investment in the hotel. We incurred management fee expense, including amortization of deferred management fees, of $17.8 million, $17.1 million and $18.2 million, respectively, for the years ended December 31, 2018, 2017 and 2016.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10. Commitments and Contingencies (Continued)

Franchise Agreements

        Sixteen of our Consolidated Hotels operate under franchise or license agreements with national brands that are separate from our management agreements. As of December 31, 2018, we have 11 franchise agreements with Marriott owned brands, three with Hilton owned brands, one with InterContinental Hotels-owned brands and one with a Hyatt-owned brand related to our Consolidated Hotels. Our typical franchise agreements have initial terms ranging from 15 to 25 years. Three of our hotels are not operated with a hotel brand so the hotels do not have franchise agreements. Typically, our franchise agreements provide for a license fee, or royalty, of 3.0% to 6.0% of room revenues and, if applicable, 2.0% to 3.0% of food and beverage revenue. In addition, we generally pay 1.0% to 4.5% of room revenues as marketing and reservation system contributions for the system-wide benefit of brand hotels. Franchise fees are included in sales and marketing expense in our consolidated financial statements. We incurred franchise fee expense, including amortization of deferred franchise fees, of $16.2 million, $18.8 million and $20.5 million, respectively, for the years ended December 31, 2018, 2017 and 2016.

Capital Expenditures and Reserve Funds

        With respect to our hotels that are operated under management or franchise agreements with major international hotel brands and for most of our hotels subject to mortgage loans, we are obligated to maintain furniture, fixtures and equipment reserve accounts for future capital expenditures at these hotels, sufficient to cover the cost of routine improvements and alterations at the hotels. The amount funded into each of these reserve accounts is generally determined pursuant to the management agreements, franchise agreements and/or mortgage loan documents for each of the respective hotels and typically ranges between 3.0% and 5.0% of the respective hotel's total gross revenue. As of December 31, 2018 and 2017, $37.9 million and $32.9 million, respectively, was held in furniture, fixtures and equipment reserve accounts for future capital expenditures, and is included in Restricted cash in the consolidated financial statements.

Renovation Commitments

        Certain of our hotel franchise and loan agreements require us to make planned renovations to our hotels. Additionally, from time to time, certain of our hotels may undergo renovations as a result of our decision to upgrade portions of the hotels, such as guestrooms, public space, meeting space, and/or restaurants, in order to better compete with other hotels and alternative lodging options in our markets. At December 31, 2018, we had various contracts outstanding with third parties in connection with the renovation of certain of our hotels. The remaining commitments under these contracts at December 31, 2018 totaled $21.4 million. Funding for a renovation will first come from our furniture, fixtures and equipment reserve accounts, to the extent permitted by the terms of the management agreement. Should these reserves be unavailable or insufficient to cover the cost of the renovation, we will fund all or the remaining portion of the renovation with existing cash resources, proceeds available under our Working Capital Facility and/or other sources of available capital, including cash flow from operations.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10. Commitments and Contingencies (Continued)

Ground Lease Commitments

        Three of our hotels are subject to ground leases. Scheduled future minimum ground lease payments during each of the next five calendar years following December 31, 2018 and thereafter are as follows (in thousands):

Years Ending December 31,	Total
2019	$4,111
2020	4,210
2021	4,312
2022	4,417
2023	4,525
Thereafter through 2106	811,306

Total	$832,881

        For the years ended December 31, 2018, 2017 and 2016, we recorded rent expense of $4.5 million, $3.9 million and $3.8 million, respectively, inclusive of percentage rents of $0.8 million, $0.8 million and $0.7 million, respectively, related to these ground leases, which are included in Property taxes, insurance, rent and other in the consolidated financial statements. Additionally, we recorded straight-line rent adjustment expense related to these ground leases of $6.0 million, $5.2 million and $5.3 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Note 11. Equity

Reclassifications Out of Accumulated Other Comprehensive Loss

        The following tables present a reconciliation of changes in Accumulated other comprehensive loss by component for the periods presented (in thousands):

	Years Ended December 31,
Gains and Losses on Derivative Instruments	2018	2017	2016
Beginning balance	$(455)	$(1,128)	$(885)
Other comprehensive loss before reclassifications	(290)	(140)	(1,084)
Amounts reclassified from accumulated other comprehensive loss to:
Interest expense	448	599	970
Equity in earnings of equity method investments in real estate	—	232	422

Total	448	831	1,392

Net current period other comprehensive income	158	691	308
Net current period other comprehensive loss (income) attributable to noncontrolling interests	11	(18)	372
Reclassification to additional-paid in capital relating to purchase of remaining 25% membership interest in Fairmont Sonoma Mission Inn & Spa venture(a)	—	—	(923)
Ending balance	$(286)	$(455)	$(1,128)

(a)
On February 12, 2016, we acquired the remaining 25% interest in the Fairmont Sonoma Mission Inn & Spa Venture from an unaffiliated third party for $20.6 million, bringing our ownership

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11. Equity (Continued)

  interest to 100%. In connection with this transaction, we also paid a fee to our Advisor of $0.5 million. Our acquisition of the additional interest in the venture is accounted for as an equity transaction and we recorded an adjustment of approximately $16.0 million to Additional paid-in capital in our consolidated statement of equity for the year ended December 31, 2016 related to the difference between the carrying value and the purchase price. No gain or loss was recognized in the consolidated statement of operations, and the components of accumulated other comprehensive loss are proportionately reallocated to us from the noncontrolling interest as presented in the consolidated statement of equity.

Distributions

        Distributions paid to stockholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. The following table presents annualized cash distributions paid per share reported for tax purposes and serves as a designation of capital gain distributions, if applicable, pursuant to Internal Revenue Code Section 857(b)(3)(C) and Treasury Regulation § 1.857-6(e):

	Years Ended December 31,
	2018	2017	2016
Return of capital	$0.4899	$0.2746	$0.3466
Ordinary income	0.0801	0.1875	0.2234
Capital gain	—	0.1079	—

Total distributions paid	$0.5700	$0.5700	$0.5700

        During the fourth quarter of 2018, our board of directors declared a quarterly distribution of $0.1425 per share, which was paid on January 15, 2019 to stockholders of record on December 31, 2018, in the amount of $19.9 million.

        During the year ended December 31, 2018, our board of directors declared distributions in the aggregate amount of $79.3 million, which equates to $0.5700 per share.

Note 12. Share-Based Payments

        We maintain the 2010 Equity Incentive Plan, which authorizes the issuance of stock-based awards to our officers and employees of the Subadvisor who perform services on our behalf. The 2010 Equity Incentive Plan provides for the grant of RSUs and dividend equivalent rights. We also maintain the Directors Incentive Plan—2010 Incentive Plan, which authorizes the issuance of stock-based awards to our independent directors. The Directors Incentive Plan—2010 Incentive Plan provides for the grant of RSUs and dividend equivalent rights. A maximum of 4,000,000 shares may be granted, in the aggregate, under these two plans, of which 3,641,521 shares remain available for future grants at December 31, 2018.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Share-Based Payments (Continued)

        A summary of the RSU activity for the years ended December 31, 2018, 2017 and 2016 follows:

	The Subadvisor		Independent Directors
	Shares	Weighted- Average Grant Date Fair Value	Shares	Weighted- Average Grant Date Fair Value
Nonvested at January 1, 2016	74,305	$10.12	—	$—
Granted	41,744	10.66	16,886	10.66
Vested(a)	(35,557)	10.08	(16,886)	10.66
Forfeited	(8,663)	10.39	—	—

Nonvested at January 1, 2017	71,829	10.42	—	—
Granted	49,075	10.80	16,667	10.80
Vested(a)	(35,495)	10.31	(16,667)	10.80
Forfeited	(24,480)	10.69	—	—

Nonvested at January 1, 2018	60,929	10.68	—	—
Granted	61,178	10.41	17,292	10.41
Vested(a)	(28,565)	10.59	(17,292)	10.41
Forfeited	(5,750)	10.51	—	—

Nonvested at December 31, 2018(b)	87,792	$10.53	—	$—

(a)
RSUs issued to employees of the Subadvisor generally vest over three years, subject to continued employment and are forfeited if the recipient's employment termination prior to vesting. RSUs issued to independent directors vest immediately. The total fair value of shares vested was $0.3 million for the year ended December 31, 2018 and $0.4 million for each of the years ended December 31, 2017 and 2016.

(b)
We currently expect to recognize compensation expense totaling approximately $0.6 million over the vesting period. The awards to employees of the Subadvisor had a weighted-average remaining contractual term of 1.8 years at December 31, 2018.

        For the years ended December 31, 2018, 2017 and 2016, we recognized share based payment expense of $0.6 million, $0.5 million and $0.6 million, respectively, associated with RSU awards. Stock-based compensation expense is included within Corporate general and administrative expenses in the consolidated financial statements. We have not recognized any income tax benefit in earnings for our share-based payment arrangements since the inception of our plans.

Note 13. Income Taxes

        As a REIT, we are permitted to own lodging properties but are prohibited from operating these properties. In order to comply with applicable REIT qualification rules, we enter into leases for each of our lodging properties with TRS lessees. The TRS lessees in turn contract with independent hotel management companies that manage day-to-day operations of our hotels under the oversight of the Subadvisor.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Income Taxes (Continued)

        The components of our income tax provision for the periods presented are as follows (in thousands):

	Years Ended December 31,
	2018	2017	2016
Federal
Current	$2,255	$2,004	$2,383
Deferred	930	(2,010)	451

	3,185	(6)	2,834

State and Local
Current	592	382	801
Deferred	1,100	(400)	26

	1,692	(18)	827

Total Provision (Benefit)	$4,877	$(24)	$3,661

        Deferred income taxes at December 31, 2018 and 2017 consist of the following (in thousands):

	At December 31,
	2018	2017
Deferred Tax Assets
Net operating loss carryforwards	$7,163	$4,918
Accrued vacation payable and deferred rent	1,083	1,148
Deferred revenue—key money	288	304
Gift card liability	282	243
Interest expense limitation	—	1,203
Other	513	1,145

Total deferred income taxes	9,329	8,961
Valuation allowance	(6,140)	(4,359)

Total deferred tax assets	3,189	4,602

Deferred Tax Liabilities
Villa rental management agreement	(6,016)	(5,387)
Other	(179)	(193)

Total deferred tax liabilities	(6,195)	(5,580)

Net Deferred Tax Liability	$(3,006)	$(978)

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Income Taxes (Continued)

        A reconciliation of the provision for income taxes with the amount computed by applying the statutory federal income tax rate to income before provision for income taxes for the periods presented is as follows (in thousands):

	Years Ended December 31,
	2018	2017	2016
Pre-tax income (loss) from taxable subsidiaries	$22,992	$(4,443)	$4,764
Federal provision (benefit) at statutory tax rate(a)	$4,828	$(1,555)	$1,668
(Income) loss not subject to federal tax	(2,529)	11	(1,239)
Valuation allowance	1,782	(550)	2,526
State and local taxes, net of federal benefit	655	(385)	534
Disposition of hotels	300	739	—
Non-deductible expenses	204	124	102
Other	(363)	86	70
Revaluation of deferred taxes due to Tax Cuts and Jobs Act(b)	—	1,506	—

Total provision (benefit)	$4,877	$(24)	$3,661

(a)
The applicable statutory tax rate was 21%, 35%, and 35% for the years ended December 31, 2018, 2017, and 2016, respectively.

(b)
The Tax Cuts and Jobs Act, which was signed into law on December 22, 2017, lowered the U.S. corporate income tax rate from 35% to 21%. This amount reflects the net impact of the Tax Cuts and Jobs Act on our domestic TRSs.

        The utilization of net operating losses may be subject to certain limitations under the tax laws of the relevant jurisdiction. If not utilized, our federal and state and local net operating losses will begin to expire in 2028. As of December 31, 2018 and 2017, we recorded a valuation allowance of $6.1 million and $4.4 million, respectively, related to these net operating loss carryforwards and other deferred tax assets.

        The net deferred tax liability in the table above is comprised of deferred tax asset balances, net of certain deferred tax liabilities and valuation allowances, of $1.0 million and $1.9 million at December 31, 2018 and 2017, respectively, which are included in Other assets, net in the consolidated balance sheets, and other deferred tax liability balances of $4.0 million and $2.9 million at December 31, 2018 and 2017, respectively, which are included in Accounts payable, accrued expenses and other liabilities in the consolidated balance sheets.

        Our taxable subsidiaries recognize tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements.

        At both December 31, 2018 and 2017, we had unrecognized tax benefits of less than $0.1 million that, if recognized, would have a favorable impact on our effective income tax rate in future periods. We recognize interest and penalties related to uncertain tax positions in income tax expense. At both

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Income Taxes (Continued)

December 31, 2018 and 2017, we had accrued interest related to uncertain tax positions of less than $0.1 million.

        Our tax returns are subject to audit by taxing authorities. The statute of limitations varies by jurisdiction and ranges from three to four years. Such audits can often take years to complete and settle. The tax years 2014 through 2017 remain open to examination by the major taxing jurisdictions to which we are subject.

Note 14. Selected Quarterly Financial Data (Unaudited)

	Three Months Ended
(Dollars in thousands, except per share amounts)	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Revenues	$142,431	$167,259	$148,235	$155,962
Operating expenses	137,840	140,797	136,785	141,346
Net income (loss)(a)	19,544	7,867	(7,533)	(4,134)
(Income) loss attributable to noncontrolling interests	(5,357)	(146)	323	(2,508)

Net income (loss) attributable to CWI stockholders	$14,187	$7,721	$(7,210)	$(6,642)

Basic and diluted earnings (loss) per share attributable to CWI stockholders	$0.10	$0.06	$(0.05)	$(0.05)

Basic and diluted distributions declared per share	$0.1425	$0.1425	$0.1425	$0.1425

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Revenue	$159,704	$171,354	$154,829	$143,245
Operating expenses	147,134	150,663	150,424	137,442
Net (loss) income(a)	(932)	10,073	(15,821)	10,431
(Income) loss attributable to noncontrolling interests	(4,480)	310	7,052	(1,705)

Net (loss) income aattributable to CWI stockholders	$(5,412)	$10,383	$(8,769)	$8,726

Basic and diluted (loss) earnings per share attributable to CWI stockholders	$(0.04)	$0.08	$(0.06)	$0.06

Basic and diluted distributions declared per share	$0.1425	$0.1425	$0.1425	$0.1425

(a)
Results include a gain on sale of real estate of $31.9 million for the three months ended March 31, 2018, a gain on sale of real estate of $21.6 million during the three months ended December 31, 2017 and a loss on hurricane-related property damage of $7.6 million for the three months ended September 30, 2017.

CAREY WATERMARK INVESTORS INCORPORATED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Years Ended December 31, 2018, 2017, and 2016

(in thousands)

Description	Balance at Beginning of Year	Other Additions	Deductions	Balance at End of Year
Year Ended December 31, 2018
Valuation reserve for deferred tax assets	$4,359	$2,966	$(1,185)	$6,140

Year Ended December 31, 2017
Valuation reserve for deferred tax assets	$4,909	$1,376	$(1,926)	$4,359

Year Ended December 31, 2016
Valuation reserve for deferred tax assets	$1,913	$3,198	$(202)	$4,909

CAREY WATERMARK INVESTORS INCORPORATED

SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

December 31, 2018

(in thousands)

												Life on which Depreciation in Latest Statement of Income is Computed
		Initial Cost to Company				Gross Amount at which Carried at Close of Period(c)
					Increase (Decrease) In Net Investments(b)
				Costs Capitalized Subsequent to Acquisition(a)					Accumulated Depreciation(c)	Date of Construction	Date Acquired
Description	Encumbrances	Land	Buildings			Land	Buildings	Total
Hilton Garden Inn New Orleans French Quarter/CBD	$10,102	$1,539	$15,223	$1,940	$(58)	$1,538	$17,106	$18,644	$3,306	2004	Jun. 2012	4 - 40 yrs.
Lake Arrowhead Resort and Spa	14,497	4,300	17,990	4,198	—	4,300	22,188	26,488	6,233	1982	Jul. 2012	4 - 40 yrs.
Courtyard San Diego Mission Valley	45,751	16,200	65,452	1,975	—	16,200	67,427	83,627	11,180	1971	Dec. 2012	4 - 40 yrs.
Courtyard Pittsburgh Shadyside	15,266	3,515	25,833	1,893	—	3,515	27,726	31,241	4,509	2003	Mar. 2013	4 - 40 yrs.
Hutton Hotel Nashville	42,474	7,850	60,220	14,285	(32)	7,850	74,473	82,323	10,274	1961	May 2013	4 - 40 yrs.
Holiday Inn Manhattan 6th Ave Chelsea	74,913	30,023	81,398	1,211	—	30,023	82,609	112,632	11,906	2008	Jun. 2013	4 - 40 yrs.
Fairmont Sonoma Mission Inn & Spa	61,589	17,657	66,593	3,564	—	17,657	70,157	87,814	11,566	1927	Jul. 2013	4 - 40 yrs.
Marriott Raleigh City Center	67,389	—	68,405	8,051	—	—	76,456	76,456	10,647	2008	Aug. 2013	4 - 40 yrs.
Hawks Cay Resort	95,409	25,800	73,150	51,008	(31,394)	25,800	92,764	118,564	13,132	1960	Oct. 2013	4 - 40 yrs.
Renaissance Chicago Downtown	87,251	—	132,198	28,915	—	—	161,113	161,113	25,854	1991	Dec. 2013	4 - 40 yrs.
Hyatt Place Austin Downtown	54,976	9,100	73,700	127	—	9,100	73,827	82,927	8,781	2013	Apr. 2014	4 - 40 yrs.
Courtyard Times Square West	53,000	—	87,438	242	—	—	87,681	87,681	10,107	2013	May 2014	4 - 40 yrs.
Sheraton Austin Hotel at the Capitol	66,976	18,210	78,703	6,911	—	18,210	85,615	103,825	10,731	1986	May 2014	4 - 40 yrs.
Hampton Inn & Suites/Homewood Suites Denver Downtown Convention Center	51,530	5,662	71,598	137	—	5,663	71,735	77,398	8,184	2013	Jun. 2014	4 - 40 yrs.
Sanderling Resort	25,537	9,800	23,677	7,178	—	9,800	30,855	40,655	4,771	1985	Oct. 2014	4 - 40 yrs.
Marriott Kansas City Country Club Plaza	38,421	5,100	48,748	8,494	—	5,100	57,242	62,342	6,946	1987	Nov. 2014	4 - 40 yrs.
Westin Minneapolis	41,928	6,405	57,105	954	—	6,405	58,059	64,464	5,753	2007	Feb. 2015	4 - 40 yrs.
Westin Pasadena	88,408	22,785	112,215	7,368	—	22,785	119,583	142,368	11,892	1989	Mar. 2015	4 - 40 yrs.
Hilton Garden Inn/Homewood Suites Atlanta Midtown	37,465	5,700	47,680	161	—	5,700	47,841	53,541	4,445	2012	Apr. 2015	4 - 40 yrs.
Ritz-Carlton Key Biscayne	188,438	117,200	154,182	14,966	1,801	118,656	169,493	288,149	16,846	2001	May 2015	4 - 40 yrs.
Ritz-Carlton Fort Lauderdale	73,735	22,100	74,422	6,932	1,224	22,380	82,298	104,678	8,745	2007	Jun. 2015	4 - 40 yrs.
Le Méridien Dallas, The Stoneleigh	44,635	9,400	57,989	1,853	21	9,400	59,863	69,263	4,997	1923	Nov. 2015	4 - 40 yrs.
Equinox, a Luxury Collection Golf Resort & Spa	46,324	15,000	59,235	5,519	823	15,000	65,577	80,577	6,245	1853	Feb. 2016	4 - 40 yrs.

	$1,326,014	$353,346	$1,553,154	$177,882	$(27,615)	$355,082	$1,701,688	$2,056,770	$217,050

(a)
Consists of the cost of improvements subsequent to acquisition, including construction costs primarily for renovations pursuant to our contractual obligations.

(b)
The net decrease in net investments was primarily due to the write-off of assets damaged by Hurricane Irma for the Hawks Cay Resort totaling $31.4 million.

(c)
A reconciliation of hotels and accumulated depreciation follows:

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

(in thousands)

	Reconciliation of Hotels
	Years Ended December 31,
	2018	2017	2016
Beginning balance	$2,036,454	$2,141,532	$2,064,909
Improvements	52,752	40,780	35,869
Dispositions	(23,280)	(13,380)	—
Write-off of assets damaged by hurricane	(8,905)	(24,147)	—
Write-off of fully depreciated assets	(251)	(25)	(186)
Reclassification to Assets held for sale(a)	—	(108,306)	(38,823)
Additions	—	—	79,763

Ending balance	$2,056,770	$2,036,454	$2,141,532

	Reconciliation of Accumulated Depreciation for Hotels
	Years Ended December 31,
	2018	2017	2016
Beginning balance	$165,509	$123,101	$76,078
Depreciation expense	53,758	54,040	50,960
Dispositions	(1,966)	(1,721)	—
Write-off of fully depreciated assets	(251)	(25)	(186)
Reclassification to Assets held for sale	—	(9,886)	(3,751)

Ending balance	$217,050	$165,509	$123,101

(a)
Includes $4.1 million of impairment charges recognized during the year ended December 31, 2016 related to properties included in Assets held for sale as of December 31, 2016 (Note 7).

        At December 31, 2018, the aggregate cost of real estate that we and our consolidated subsidiaries own for federal income tax purposes was approximately $2.0 billion.

CAREY WATERMARK INVESTORS INCORPORATED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(UNAUDITED)

(in thousands, except share and per share amounts)

	September 30, 2019	December 31, 2018
Assets
Investments in real estate:
Hotels, at cost	$2,085,575	$2,175,975
Accumulated depreciation	(295,974)	(266,323)

Net investments in hotels	1,789,601	1,909,652
Assets held for sale (Note 4)	15,203	—
Equity investments in real estate	106,890	112,715
Operating lease right-of-use assets	47,461	—
Cash and cash equivalents	78,831	66,593
Intangible assets, net	65,184	76,671
Restricted cash	61,443	54,537
Accounts receivable, net	22,091	36,884
Other assets	24,761	23,092

Total assets(a)	$2,211,465	$2,280,144

Liabilities and Equity
Non-recourse debt, net, including debt attributable to Assets held for sale	$1,274,847	$1,326,014
WPC Credit Facility	35,000	41,637
Accounts payable, accrued expenses and other liabilities	107,047	128,955
Operating lease liabilities	71,540	—
Due to related parties and affiliates	3,040	6,258
Other liabilities held for sale (Note 4)	208	—
Distributions payable	20,171	19,898

Total liabilities(a)	1,511,853	1,522,762

Commitments and contingencies (Note 10)
Common stock, $0.001 par value; 300,000,000 shares authorized; 141,548,634 and 139,627,375 shares, respectively, issued and outstanding	142	140
Additional paid-in capital	1,195,949	1,174,887
Distributions and accumulated losses	(548,011)	(471,130
Accumulated other comprehensive loss	(266)	(286)

Total stockholders' equity	647,814	703,611
Noncontrolling interests	51,798	53,771

Total equity	699,612	757,382

Total liabilities and equity	$2,211,465	$2,280,144

(a)
See Note 2 for details related to variable interest entities ("VIEs").

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(UNAUDITED)

(in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Revenues
Hotel Revenues
Rooms	$95,825	$94,465	$298,126	$287,031
Food and beverage	38,481	34,943	127,126	118,564
Other operating revenue	13,997	12,752	40,483	34,057
Business interruption income	2,815	6,075	3,627	18,273

Total Hotel Revenues	151,118	148,235	469,362	457,925

Expenses
Rooms	21,616	22,161	66,227	66,204
Food and beverage	27,696	27,056	86,866	84,083
Other hotel operating expenses	7,213	6,922	21,366	19,704
Property taxes, insurance, rent and other	17,052	14,640	55,539	45,906
Sales and marketing	14,492	14,066	43,672	43,381
General and administrative	13,859	13,247	41,624	39,739
Repairs and maintenance	4,920	4,956	15,013	14,866
Utilities	4,124	4,025	11,510	10,991
Management fees	3,484	4,502	12,971	13,963
Depreciation and amortization	19,102	18,642	57,845	57,615
Total Hotel Operating Expenses	133,558	130,217	412,633	396,452

Asset management fees to affiliate and other expenses	3,464	3,770	11,073	11,524
Corporate general and administrative expenses	3,052	2,839	9,211	8,555
Gain on hurricane-related property damage	(880)	(41)	(880)	(1,106)
Transaction costs	728	—	1,483	—
Total Expenses	139,922	136,785	433,520	415,425

Operating income before net gain (loss) on sale of real estate	11,196	11,450	35,842	42,500
Net gain (loss) on sale of real estate	5,881	(669)	5,881	31,260

Operating Income	17,077	10,781	41,723	73,760

Interest expense	(17,219)	(16,557)	(50,205)	(49,826)
Equity in (losses) earnings of equity method investments in real estate, net	(759)	(589)	101	(538)
Net loss on extinguishment of debt	—	(322)	(136)	(511)
Other income	355	140	605	508

(Loss) income before income taxes	(546)	(6,547)	(7,912)	23,393
Provision for income taxes	(1,030)	(986)	(2,133)	(3,516)

Net (Loss) Income	(1,576)	(7,533)	(10,045)	19,877
(Income) loss attributable to noncontrolling interests (inclusive of Available Cash Distributions to a related party of $2,537, $2,478, $4,905 and $3,450, respectively)	(878)	323	(6,474)	(5,180)

Net (Loss) Income Attributable to CWI Stockholders	$(2,454)	$(7,210)	$(16,519)	$14,697

Basic and Diluted (Loss) Income Per Share	$(0.02)	$(0.05)	$(0.12)	$0.11

Basic and Diluted Weighted-Average Shares Outstanding	141,952,133	139,439,615	141,332,118	139,175,017

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(UNAUDITED)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net (Loss) Income	$(1,576)	(7,533)	$(10,045)	$19,877
Other Comprehensive Income
Unrealized gain on derivative instruments	160	85	28	511
Comprehensive (Loss) Income	(1,416)	(7,448)	(10,017)	20,388
Amounts Attributable to Noncontrolling Interests
Net (income) loss	(878)	323	(6,474)	(5,180)
Unrealized (gain) loss on derivative instruments	(6)	(1)	(8)	3
Comprehensive (income) loss attributable to noncontrolling interests	(884)	322	(6,482)	(5,177)
Comprehensive (Loss) Income Attributable to CWI Stockholders	$(2,300)	$(7,126)	$(16,499)	$15,211

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS INCORPORATED

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(UNAUDITED)

(in thousands, except share and per share amounts)

	CWI Stockholders
	Shares	Common Stock	Additional Paid-In Capital	Distributions and Accumulated Losses	Accumulated Other Comprehensive (Loss) Income	Total CWI Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity
Balance at July 1, 2019	141,040,038	$141	$1,190,111	$(525,386)	$(420)	$664,446	$54,688	$719,134
Net (loss) income				(2,454)		(2,454)	878	(1,576)
Shares issued, net of offering costs	1,028,483	1	10,684			10,685		10,685
Shares issued to affiliates	342,920	—	3,562			3,562		3,562
Distributions to noncontrolling interests						—	(3,774)	(3,774)
Shares issued under share incentive plans			134			134		134
Distributions declared ($0.1425 per share)				(20,171)		(20,171)		(20,171)
Other comprehensive income					154	154	6	160
Repurchase of shares	(862,807)	—	(8,542)			(8,542)		(8,542)

Balance at September 30, 2019	141,548,634	$142	$1,195,949	$(548,011)	$(266)	$647,814	$51,798	$699,612

Balance at July 1, 2018	138,539,759	$139	$1,162,515	$(417,555)	$(26)	$745,073	$57,689	$802,762
Net loss				(7,210)		(7,210)	(323)	(7,533)
Shares issued, net of offering costs	1,048,320	1	10,916			10,917		10,917
Shares issued to affiliates	339,550	—	3,534			3,534		3,534
Distributions to noncontrolling interests						—	(2,540)	(2,540)
Shares issued under share incentive plans			101			101		101
Distributions declared ($0.1425 per share)				(19,827)		(19,827)		(19,827)
Other comprehensive income					85	85	1	86
Repurchase of shares	(787,680)	(1)	(7,808)			(7,809)		(7,809)

Balance at September 30, 2018	139,139,949	$139	$1,169,258	$(444,592)	$59	$724,864	$54,827	$779,691

Balance at January 1, 2019	139,627,375	$140	$1,174,887	$(471,130)	$(286)	$703,611	$53,771	$757,382
Net (loss) income				(16,519)		(16,519)	6,474	(10,045)
Shares issued, net of offering costs	3,109,275	3	32,299			32,302		32,302
Shares issued to affiliates	1,026,336	1	10,669			10,670		10,670
Contributions from noncontrolling interests						—	175	175
Distributions to noncontrolling interests						—	(8,630)	(8,630)
Shares issued under share incentive plans	24,975	—	226			226		226
Stock-based compensation to directors	20,206	—	210			210		210
Distributions declared ($0.4275 per share)				(60,362)		(60,362)		(60,362)
Other comprehensive income					20	20	8	28
Repurchase of shares	(2,259,533)	(2)	(22,342)			(22,344)		(22,344)

Balance at September 30, 2019	141,548,634	$142	$1,195,949	$(548,011)	$(266)	$647,814	$51,798	$699,612

Balance at January 1, 2018	137,826,503	$138	$1,153,652	$(399,884)	$(455)	$753,451	$54,437	$807,888
Net income				14,697		14,697	5,180	19,877
Shares issued, net of offering costs	3,135,146	3	33,000			33,003		33,003
Shares issued to affiliates	1,016,974	1	10,717			10,718		10,718
Distributions to noncontrolling interests						—	(4,787)	(4,787)
Shares issued under share incentive plans	18,971	—	175			175		175
Stock-based compensation to directors	17,291	—	180			180		180
Distributions declared ($0.4275 per share)				(59,405)		(59,405)		(59,405)
Other comprehensive income (loss)					514	514	(3)	511
Repurchase of shares	(2,874,936)	(3)	(28,466)			(28,469)		(28,469)

Balance at September 30, 2018	139,139,949	$139	$1,169,258	$(444,592)	$59	$724,864	$54,827	$779,691

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Nine Months Ended September 30,
	2019	2018
Cash Flows—Operating Activities
Net (loss) income	$(10,045)	$19,877
Adjustments to net (loss) income:
Depreciation and amortization	57,845	57,615
Asset management fees to affiliates settled in shares	10,673	10,628
Net gain on sale of real estate (Note 4)	(5,881)	(31,260)
Business interruption income	(3,627)	(18,273)
Amortization of deferred financing costs and other	2,507	2,296
Gain on hurricane-related property damage	(880)	(1,106)
Amortization of stock-based compensation expense	560	455
Net loss on extinguishment of debt	136	511
Equity in (earnings) losses of equity method investments in real estate, net	(101)	538
Straight-line rent adjustments	—	4,316
Net changes in other operating assets and liabilities	12,341	6,396
Net decrease in operating lease right-of-use assets	4,978	—
Business interruption insurance proceeds	3,627	9,323
(Decrease) increase in due to related parties and affiliates	(3,393)	1,087
Distributions of earnings from equity method investments	2,888	2,802
Insurance proceeds for remediation work due to hurricane damage	2,773	4,031
Net increase in operating lease liabilities	1,142	—
Receipt of key money and other deferred incentive payments	500	58
Funding of hurricane/fire-related remediation work	(3)	(10,738)

Net Cash Provided by Operating Activities	76,040	58,556

Cash Flows—Investing Activities
Proceeds from the sale of real estate investments (Note 4)	77,447	156,756
Capital expenditures	(29,991)	(60,311)
Hurricane-related property insurance proceeds	11,661	14,379
Distributions from equity investments in excess of cumulative equity income	6,421	12,893
Capital contributions to equity investments in real estate	(3,429)	(732)
Repayments of loan receivable	167	238

Net Cash Provided by Investing Activities	62,276	123,223

Cash Flows—Financing Activities
Scheduled payments and prepayments of mortgage principal	(136,563)	(166,332)
Proceeds from mortgage financing	85,430	75,250
Distributions paid	(60,089)	(59,219)
Net proceeds from issuance of shares	32,301	33,003
Repurchase of shares	(22,312)	(28,464)
Repayment of WPC Credit Facility	(11,637)	(37,000)
Distributions to noncontrolling interests	(8,630)	(4,787)
Proceeds from WPC Credit Facility	5,000	10,000
Deferred financing costs	(2,323)	(1,959)
Other financing activities, net	(349)	(1,193)

Net Cash Used in Financing Activities	(119,172)	(180,701)

Change in Cash and Cash Equivalents and Restricted Cash During the Period
Net increase in cash and cash equivalents and restricted cash	19,144	1,078
Cash and cash equivalents and restricted cash, beginning of period	121,130	132,376

Cash and cash equivalents and restricted cash, end of period	$140,274	$133,454

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Business

Organization

        Carey Watermark Investors Incorporated ("CWI") is a publicly-owned, non-traded real estate investment trust ("REIT") that, together with its consolidated subsidiaries, invests in, manages and seeks to enhance the value of, interests in lodging and lodging-related properties in the United States. We conduct substantially all of our investment activities and own all of our assets through CWI OP, LP (the "Operating Partnership"). We are a general partner and a limited partner of, and own a 99.985% capital interest in, the Operating Partnership. Carey Watermark Holdings, LLC ("Carey Watermark Holdings"), which is owned indirectly by both W. P. Carey Inc. ("WPC") and Watermark Capital Partners, LLC ("Watermark Capital Partners"), holds a special general partner interest in the Operating Partnership.

        We are managed by Carey Lodging Advisors, LLC (our "Advisor"), an indirect subsidiary of WPC. Our Advisor manages our overall portfolio, including providing oversight and strategic guidance to the independent hotel operators that manage our hotels. CWA, LLC (the "Subadvisor"), a subsidiary of Watermark Capital Partners, provides services to our Advisor, primarily relating to acquiring, managing, financing and disposing of our hotels and overseeing the independent operators that manage the day-to-day operations of our hotels. In addition, the Subadvisor provides us with the services of Mr. Michael G. Medzigian, our Chief Executive Officer, subject to the approval of our independent directors.

        We held ownership interests in 26 hotels at September 30, 2019, including 22 hotels that we consolidate ("Consolidated Hotels") and four hotels that we record as equity investments ("Unconsolidated Hotels").

Public Offerings

        We raised $575.8 million through our initial public offering, which ran from September 15, 2010 through September 15, 2013, and $577.4 million through our follow-on offering, which ran from December 20, 2013 through December 31, 2014. We have fully invested the proceeds from both our initial public offering and follow-on offering. In addition, from inception through September 30, 2019, $246.0 million of distributions were reinvested in our common stock through our distribution reinvestment plan ("DRIP").

Proposed Merger

        On October 22, 2019, we and Carey Watermark Investors 2 Incorporated ("CWI 2") announced that we have entered into a definitive merger agreement under which we will merge in an all-stock transaction, with us surviving the merger as a wholly-owned subsidiary of CWI 2. The transaction is expected to close in the first quarter of 2020, subject to the approval of our stockholders and CWI 2's stockholders, among other conditions. Following the close of the merger, the combined company will complete an internalization transaction with our Advisor and Subadvisor, as a result of which the combined company will become self-managed (Note 13).

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 2. Basis of Presentation

Basis of Presentation

        Our interim consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and, therefore, do not necessarily include all information and footnotes necessary for a fair statement of our consolidated financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States ("GAAP").

        In the opinion of management, the unaudited financial information for the interim periods presented in this Joint Proxy Statement/Prospectus reflects all normal and recurring adjustments necessary for a fair statement of financial position, results of operations and cash flows. Our interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2018, which are included in this Joint Proxy Statement/Prospectus on pages F-13 to F-57, as certain disclosures that would substantially duplicate those contained in the audited consolidated financial statements have not been included in this section. Operating results for interim periods are not necessarily indicative of operating results for an entire year.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Basis of Consolidation

        Our consolidated financial statements reflect all of our accounts, including those of our controlled subsidiaries. The portions of equity in consolidated subsidiaries that are not attributable, directly or indirectly, to us are presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

        When we obtain an economic interest in an entity, we evaluate the entity to determine if it should be deemed a VIE, and, if so, whether we are the primary beneficiary and are therefore required to consolidate the entity. There have been no significant changes in our VIE policies from what was disclosed in the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2019.

        At both September 30, 2019 and December 31, 2018, we considered five entities to be VIEs, four of which we consolidated as we are considered the primary beneficiary. The following table presents a summary of selected financial data of consolidated VIEs included in the consolidated balance sheets (in thousands):

	September 30, 2019	December 31, 2018
Net investments in hotels	$495,142	$497,637
Intangible assets, net	37,246	37,847
Total assets	568,256	576,430
Non-recourse debt, net	$341,955	$344,018
Total liabilities	374,810	373,700

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 2. Basis of Presentation (Continued)

Reclassifications

        Certain prior period amounts have been reclassified to conform to the current period presentation. In accordance with the SEC's adoption of certain rule and form amendments on August 17, 2018, we moved Net gain (loss) on sale of real estate in the consolidated statements of operations to be included within Operating Income.

Accounting Policy Update

        Transaction Costs—Transaction costs for the three and nine months ended September 30, 2019 are costs incurred in connection with the proposed merger with CWI 2 and related transactions, discussed in Note 1 and Note 13, and included legal, accounting, financial advisory and other transaction costs. These costs are expensed as incurred in the consolidated statements of operations.

Out-of-Period Adjustment

        During the second quarter of 2019, we identified and recorded an out-of-period adjustment related to the accounting for income taxes. We concluded that this error was not material to our consolidated financial statements for any of the current or prior periods. The adjustment is reflected as a $0.5 million decrease to our Provision for income taxes in the consolidated statements of operations for the nine months ended September 30, 2019.

Restricted Cash

        The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets to the consolidated statements of cash flows (in thousands):

	September 30, 2019	December 31, 2018
Cash and cash equivalents	$78,831	$66,593
Restricted cash	61,443	54,537

Total cash and cash equivalents and restricted cash	$140,274	$121,130

Recent Accounting Pronouncements

Pronouncements Adopted as of September 30, 2019

        In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). ASU 2016-02 modifies the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract: the lessee and the lessor. ASU 2016-02 provides new guidelines that change the accounting for leasing arrangements for lessees, whereby their rights and obligations under substantially all leases, existing and new, are capitalized and recorded on the balance sheet. For lessors, however, the new standard remains generally consistent with existing guidance, but has been updated to align with certain changes to the lessee model and ASU 2014-09, Revenue from Contracts with Customers (Topic 606).

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 2. Basis of Presentation (Continued)

        We adopted this guidance for our interim and annual periods beginning January 1, 2019 using the modified retrospective method, applying the transition provisions at the beginning of the period of adoption rather than at the beginning of the earliest comparative period presented. We elected the package of practical expedients as permitted under the transition guidance, which allowed us to not reassess whether arrangements contain leases, lease classification and initial direct costs. The adoption of the lease standard did not result in a cumulative effect adjustment recognized in the opening balance of retained earnings as of January 1, 2019.

        The most significant impact of the adoption of ASU 2016-02 was the recognition of operating lease right-of-use ("ROU") assets and corresponding lease liabilities primarily related to our ground leases, and to a lesser extent, our parking garage and equipment leases, for which we were the lessee of $52.6 million and $70.5 million, respectively, on January 1, 2019, which included reclassifying below-market ground lease and parking garage lease intangible assets, above-market ground lease intangible liabilities and deferred rent as a component of the ROU asset (a net reclassification of $17.9 million). See Note 10 for additional disclosures of the presentation of these amounts in our consolidated balance sheet.

        ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments under the lease. We determine if an arrangement contains a lease at contract inception and determine the classification of the lease at commencement. Operating lease ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. We do not include renewal options in the lease term when calculating the lease liability unless we are reasonably certain we will exercise the option. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred. Our variable lease payments may consist of payments based on a percentage of revenue and increases as a result of Consumer Price Index ("CPI") or other comparable indices. Lease expense for operating lease payments is recognized on a straight-line basis over the term of the lease.

        The implicit rate within our operating leases is generally not determinable and, as a result, we use our incremental borrowing rate at the lease commencement date to determine the present value of lease payments. The determination of our incremental borrowing rate requires judgment. We determine our incremental borrowing rate for each lease using estimated baseline mortgage rates. These baseline rates are determined based on a review of current mortgage debt market activity for benchmark securities utilizing a yield curve. The rates are then adjusted for various factors, including level of collateralization and lease term.

        In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. ASU 2017-12 makes more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess hedge effectiveness. It is intended to more closely align hedge accounting with companies' risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. We adopted this guidance for our interim and annual periods beginning January 1, 2019. The adoption of ASU 2017-12 did not have a material impact on our consolidated financial statements.

        In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 expands the scope of

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 2. Basis of Presentation (Continued)

Topic 718 to include share-based payment transactions in exchange for goods and services from nonemployees, which will align the accounting for such payments to nonemployees with the existing requirements for share-based payments granted to employees (with certain exceptions). These share-based payments will now be measured at the grant-date fair value of the equity instrument issued. We adopted this guidance for our interim and annual periods beginning January 1, 2019. The adoption of this standard did not have a material impact on our consolidated financial statements.

Note 3. Agreements and Transactions with Related Parties

Agreements with Our Advisor and Affiliates

        We have an advisory agreement with our Advisor (the "Advisory Agreement") to perform certain services for us under a fee arrangement, including managing our overall business, our investments and certain administrative duties. The Advisory Agreement has a term of one year and may be renewed for successive one-year periods. Our Advisor also has a subadvisory agreement with the Subadvisor (the "Subadvisory Agreement") whereby our Advisor pays 20% of its fees earned under the Advisory Agreement to the Subadvisor in return for certain personnel services.

        The following tables present a summary of fees we paid; expenses we reimbursed; and distributions we made to our Advisor, the Subadvisor and other affiliates, as described below, in accordance with the terms of those agreements (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Amounts Included in the Consolidated Statements of Operations
Asset management fees	$3,547	$3,534	$10,673	$10,628
Available Cash Distributions	2,537	2,478	4,905	3,450
Personnel and overhead reimbursements	1,679	1,681	4,948	4,584
Interest expense	375	325	1,133	1,015
Disposition fees	—	110	—	300

	$8,138	$8,128	$21,659	$19,977

Other Transaction Fees Incurred
Capitalized loan refinancing fees	$528	$—	$528	$653

        The following table presents a summary of the amounts included in Due to related parties and affiliates in the consolidated financial statements (in thousands):

	September 30, 2019	December 31, 2018
Amounts Due to Related Parties and Affiliates
Reimbursable costs due to our Advisor	$1,469	$1,785
Other amounts due to our Advisor	1,172	1,184
Accrued interest on WPC Credit Facility	375	2,082
Due to other related parties and affiliates	24	1,207

	$3,040	$6,258

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 3. Agreements and Transactions with Related Parties (Continued)

Asset Management Fees, Disposition Fees and Loan Refinancing Fees

        We pay our Advisor an annual asset management fee equal to 0.5% of the aggregate average market value of our investments, as described in the Advisory Agreement. Our Advisor is also entitled to receive disposition fees of up to 1.5% of the contract sales price of a property, as well as a loan refinancing fee of up to 1.0% of the principal amount of a refinanced loan, if certain conditions described in the Advisory Agreement are met. If our Advisor elects to receive all or a portion of its fees in shares of our common stock, the number of shares issued is determined by dividing the dollar amount of fees by our most recently published estimated net asset value per share ("NAV"). For both the nine months ended September 30, 2019 and 2018, we settled $10.7 million of asset management fees in shares of our common stock at our Advisor's election. At September 30, 2019, our Advisor owned 5,301,305 shares (3.7%) of our outstanding common stock. Asset management fees are included in Asset management fees to affiliate and other expenses in the consolidated financial statements.

Available Cash Distributions

        Carey Watermark Holdings' special general partner interest entitles it to receive distributions of 10% of Available Cash (as defined in the limited partnership agreement of the Operating Partnership) ("Available Cash Distributions") generated by the Operating Partnership, subject to certain limitations. In addition, in the event of the dissolution of the Operating Partnership, Carey Watermark Holdings will be entitled to receive distributions of up to 15% of net proceeds, provided certain return thresholds are met for the initial investors in the Operating Partnership. Available Cash Distributions are included in (Income) loss attributable to noncontrolling interests in the consolidated financial statements.

Personnel and Overhead Reimbursements/Reimbursable Costs

        Under the terms of the Advisory Agreement, our Advisor generally allocates expenses of dedicated and shared resources, including the cost of personnel, rent and related office expenses, between us and CWI 2, based on total pro rata hotel revenues on a quarterly basis. CWI 2 is a publicly owned, non-traded REIT that is also advised by our Advisor and invests in lodging and lodging-related properties. Pursuant to the Subadvisory Agreement, after we reimburse our Advisor, it will subsequently reimburse the Subadvisor for personnel costs and other charges, including the services of our Chief Executive Officer, subject to the approval of our board of directors. These reimbursements are included in Corporate general and administrative expenses and Due to related parties and affiliates in the consolidated financial statements and are settled in cash. We have also granted restricted stock units to employees of the Subadvisor pursuant to our 2010 Equity Incentive Plan.

Other Amounts Due to our Advisor

        This balance primarily represented asset management fees payable to our Advisor.

Other Transactions with Affiliates

WPC Credit Facility

        On September 26, 2017, we entered into a secured credit facility (the "WPC Credit Facility") with our Operating Partnership as borrower and WPC as lender. The WPC Credit Facility consists of (i) a

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 3. Agreements and Transactions with Related Parties (Continued)

bridge term loan of up to $75.0 million (the "Bridge Loan") for the purpose of acquiring an interest in the Ritz-Carlton Bacara, Santa Barbara Venture and (ii) a $25.0 million revolving working capital facility (the "Working Capital Facility") to be used for our working capital needs. The Bridge Loan was scheduled to mature on September 30, 2019; however, effective September 26, 2019, the Bridge Loan was extended on its existing terms to December 31, 2019, with the option to extend the maturity date to March 31, 2020 at our election. Effective as of the same date, the Working Capital Facility, which is currently scheduled to mature on December 31, 2019, also has the option to extend the maturity date to March 31, 2020 at our election. Upon exercise of the three-month extension, the interest rate for both loans would increase to the London Interbank Offered Rate ("LIBOR") plus 3.0% from the current interest rate of LIBOR plus 1.0%. If the Advisory Agreement expires or is terminated, both the Bridge Loan and the Working Capital Facility would mature at that time. We serve as guarantor of the WPC Credit Facility and have pledged our unencumbered equity interests in certain properties as collateral, as further described in the pledge and security agreement entered into between the borrower and lender. At December 31, 2018, the outstanding balances under the Bridge Loan and Working Capital Facility were $40.8 million and $0.8 million, respectively. At September 30, 2019, the outstanding balance under the Bridge Loan was $35.0 million. No balance was outstanding under the Working Capital Facility at September 30, 2019, with $25.0 million available to be drawn at that date.

        On October 28, 2019, we repaid $5.0 million towards the Bridge Loan (Note 13).

        The WPC Credit Facility includes various customary affirmative and negative covenants. We were in compliance with all applicable covenants at September 30, 2019.

Jointly Owned Investments

        At September 30, 2019, we owned interests in three ventures with CWI 2: the Ritz-Carlton Key Biscayne, a Consolidated Hotel, and the Marriott Sawgrass Golf Resort & Spa and the Ritz-Carlton Bacara, Santa Barbara, both Unconsolidated Hotels. A third-party also owns an interest in the Ritz-Carlton Key Biscayne.

Note 4. Net Investments in Hotels

        Net investments in hotels are summarized as follows (in thousands):

	September 30, 2019	December 31, 2018
Buildings	$1,471,111	$1,552,365
Land	337,344	355,082
Building and site improvements	158,079	149,323
Furniture, fixtures and equipment	103,232	108,907
Construction in progress	15,809	10,298

Hotels, at cost	2,085,575	2,175,975
Less: Accumulated depreciation	(295,974)	(266,323)

Net investments in hotels	$1,789,601	$1,909,652

        During the nine months ended September 30, 2019 and 2018, we retired fully depreciated furniture, fixtures and equipment aggregating $9.8 million and $24.7 million, respectively.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 4. Net Investments in Hotels (Continued)

        Depreciation expense was $18.7 million and $18.3 million for the three months ended September 30, 2019 and 2018, respectively, and $56.7 million and $56.5 million for the nine months ended September 30, 2019 and 2018, respectively.

Hurricane-Related Disruption

        Below is a summary of the items that comprised the gain recognized related to Hurricane Irma (in thousands):

	Three Months Ended September 30,
	2019	2018
Net write-off of fixed assets	$1,012	$3,351
Remediation work performed(a)	—	(1,062)
Property damage insurance receivables	(1,892)	(2,330)

Gain on hurricane-related property damage	$(880)	$(41)

	Nine Months Ended September 30,
	2019	2018
Net write-off of fixed assets	$3,071	$8,811
Remediation work performed	—	5,428
Property damage insurance receivables	(3,951)	(15,345)

Gain on hurricane-related property damage	$(880)	$(1,106)

(a)
For the three months ended September 30, 2018, this represents a change in estimated costs for remediation work incurred.

        As of September 30, 2019, we have received cumulative business interruption insurance proceeds related to Hurricane Irma of $24.6 million. We recorded business interruption income related to Hurricane Irma in the consolidated statements of operations of $2.8 million and $5.8 million during the three months ended September 30, 2019 and 2018, respectively, and $3.6 million and $16.3 million during the nine months ended September 30, 2019 and 2018, respectively.

        As the restoration work continues to be performed, the estimated total cost will change. Any changes to property damage estimates will be recorded in the periods in which they are determined and any additional remediation work will be recorded in the periods in which it is performed.

Property Dispositions

2019 Activity

        On September 17, 2019, we sold our 100% ownership interest in the Courtyard San Diego Mission Valley to an unaffiliated third party for a contractual sales price of $79.0 million, with net proceeds after the repayment of the related mortgage loan of approximately $33.6 million, including the release

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 4. Net Investments in Hotels (Continued)

of $1.4 million of restricted cash. We recognized a gain on sale of $5.9 million during the third quarter of 2019 in connection with this transaction.

2018 Activity

        On January 25, 2018, we sold our 100% ownership interest in the Marriott Boca Raton at Boca Center to an unaffiliated third party for a contractual sales price of $76.0 million, with net proceeds after the repayment of the related mortgage loan of approximately $35.4 million, including the release of $1.4 million of restricted cash. We recognized a gain on sale of $12.3 million during the first quarter of 2018 in connection with this transaction.

        On February 5, 2018, we sold our 100% ownership interests in the Hampton Inn Memphis Beale Street and Hampton Inn Atlanta Downtown to an unaffiliated third party for a contractual sales price totaling $63.0 million, with net proceeds after the repayment of the related mortgage loans of approximately $31.8 million, including the release of $2.0 million of restricted cash. We recognized a gain on sale totaling $19.6 million during the first quarter of 2018 in connection with this transaction.

        On September 27, 2018, we sold our 100% ownership interest in the Staybridge Suites Savannah Historic District to an unaffiliated third party for a contractual sales price of $22.0 million, with net proceeds after the defeasance of the related mortgage loan of approximately $6.7 million. We recognized a loss on sale of $0.7 million during the third quarter of 2018 in connection with this transaction, as well as a $0.3 million loss on extinguishment of debt in connection with the defeasance of the loan.

Assets and Liabilities Held for Sale

        At September 30, 2019, the Hilton Garden Inn New Orleans French Quarter/CBD was classified as held for sale. The hotel was subsequently sold on October 9, 2019 (Note 13). No properties were classified as held for sale as of December 31, 2018.

        Below is a summary of our assets and liabilities held for sale (in thousands):

September 30, 2019
Net investments in hotels	$15,119
Other assets	84

Assets held for sale	$15,203

Non-recourse debt, net attributable to Assets held for sale	$14,630
Other liabilities held for sale	$208

Construction in Progress

        At September 30, 2019 and December 31, 2018, construction in progress, recorded at cost, was $15.8 million and $10.3 million, respectively, and related to planned renovations at certain of our hotels. Upon substantial completion of renovation work, costs are reclassified from construction in progress to buildings, building and site improvements and furniture, fixture and equipment, as applicable, and depreciation will commence.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 4. Net Investments in Hotels (Continued)

        We capitalize qualifying interest expense and certain other costs, such as property taxes, property insurance, utilities expense and hotel incremental labor costs, related to hotels undergoing major renovations. We capitalized $0.7 million and $1.1 million of such costs during the three months ended September 30, 2019 and 2018, respectively, and $1.2 million and $2.6 million during the nine months ended September 30, 2019 and 2018, respectively. At September 30, 2019 and December 31, 2018, accrued capital expenditures were $2.2 million and $5.5 million, respectively, representing non-cash investing activity.

Note 5. Equity Investments in Real Estate

        At September 30, 2019, we owned equity interests in four Unconsolidated Hotels, two with unrelated third parties and two with CWI 2. We do not control the ventures that own these hotels, but we exercise significant influence over them. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting, such as basis differences from acquisition costs paid to our Advisor that we incur and other-than-temporary impairment charges, if any).

        Under the conventional approach of accounting for equity method investments, an investor applies its percentage ownership interest to the venture's net income or loss to determine the investor's share of the earnings or losses of the venture. This approach is inappropriate if the venture's capital structure gives different rights and priorities to its investors. We have priority returns on several of our equity method investments. Therefore, we follow the hypothetical liquidation at book value ("HLBV") method in determining our share of these ventures' earnings or losses for the reporting period, as this method better reflects our claim on the ventures' book value at the end of each reporting period. Earnings for our equity method investments are recognized in accordance with each respective investment agreement and, where applicable, based upon the allocation of the investment's net assets at book value as if the investment was hypothetically liquidated at the end of each reporting period.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 5. Equity Investments in Real Estate (Continued)

        The following table sets forth our ownership interests in our equity investments in real estate and their respective carrying values. The carrying values of these ventures are affected by the timing and nature of distributions (dollars in thousands):

					Carrying Value at
Unconsolidated Hotels	State	Number of Rooms	% Owned	Hotel Type	September 30, 2019	December 31, 2018
Ritz-Carlton Bacara, Santa Barbara Venture(a)(b)	CA	358	40%	Resort	$53,371	$56,814
Ritz-Carlton Philadelphia Venture(c)	PA	301	60%	Full-service	27,239	29,951
Marriott Sawgrass Golf Resort & Spa Venture(d)(e)	FL	514	50%	Resort	25,826	25,439
Hyatt Centric French Quarter Venture(f)	LA	254	80%	Full-service	454	511

		1,427			$106,890	$112,715

(a)
This investment represents a tenancy-in-common interest; the remaining 60.0% interest is owned by CWI 2.

(b)
We received net cash distributions of $4.7 million and $1.3 million from this investment during the three and nine months ended September 30, 2019, respectively, which included our share of key money received from Marriott during the third quarter of 2019.

(c)
We received cash distributions of $0.8 million and $1.7 million from this investment during the three and nine months ended September 30, 2019, respectively.

(d)
We received cash distributions of $1.8 million from this investment during the nine months ended September 30, 2019. No cash distributions were received during the three months ended September 30, 2019.

(e)
This investment is considered a VIE (Note 2). We do not consolidate this entity because we are not the primary beneficiary and the nature of our involvement in the activities of the entity allows us to exercise significant influence, but does not give us power over decisions that significantly affect the economic performance of the entity.

(f)
We received cash distributions of $1.1 million from this investment during the nine months ended September 30, 2019. No cash distributions were received during the three months ended September 30, 2019.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 5. Equity Investments in Real Estate (Continued)

        The following table sets forth our share of equity in (losses) earnings from our Unconsolidated Hotels, which is based on the HLBV model, as well as certain amortization adjustments related to basis differentials from acquisitions of investments (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
Venture	2019	2018	2019	2018
Marriott Sawgrass Golf Resort & Spa Venture	$(955)	$(497)	$2,185	$1,614
Ritz-Carlton Bacara, Santa Barbara Venture	199	(196)	(2,124)	(3,034)
Hyatt Centric French Quarter Venture	(19)	387	1,085	1,443
Ritz-Carlton Philadelphia Venture	16	(283)	(1,045)	(1,066)
Westin Atlanta Venture(a)	—	—	—	505

Total equity in (losses) earnings of equity method investments in real estate, net	$(759)	$(589)	$101	$(538)

(a)
On October 19, 2017, the venture sold the Westin Atlanta Perimeter North to an unaffiliated third party. Our share of equity in earnings during the nine months ended September 30, 2018 was the result of additional cash distributions received in that period in connection with the disposition.

        No other-than-temporary impairment charges related to our investments in these ventures were recognized during the three or nine months ended September 30, 2019 or 2018.

        At September 30, 2019 and December 31, 2018, the unamortized basis differences on our equity investments were $6.3 million and $7.3 million, respectively. Net amortization of the basis differences reduced the carrying values of our equity investments by $0.1 million for both the three months ended September 30, 2019 and 2018 and by $0.3 million for both the nine months ended September 30, 2019 and 2018.

Hurricane-Related Disruption

        The Marriott Sawgrass Golf Resort & Spa was impacted by Hurricane Irma when it made landfall in September 2017. The hotel sustained damage and was forced to close for a short period of time. Below is a summary of the items that comprised the loss (gain) recognized by the venture related to Hurricane Irma (in thousands):

	Three Months Ended September 30,
	2019	2018
Net write-off of fixed assets	$—	$147
Remediation work performed	—	6
Decrease in property damage insurance receivables	—	5

Loss on hurricane-related property damage	$—	$158

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 5. Equity Investments in Real Estate (Continued)

	Nine Months Ended September 30,
	2019	2018
Net write-off (write-up) of fixed assets	$3,586	$(279)
Remediation work performed	—	118
(Increase) decrease in property damage insurance receivables	(3,596)	909

(Gain) loss on hurricane-related property damage(a)	$(10)	$748

(a)
Includes losses totaling $1.3 million during the nine months ended September 30, 2018 resulting from pre-existing damage (which was discovered as a result of the hurricane and is not covered by insurance).

        As the restoration work continues to be performed, the estimated total costs will change. Any changes to property damage estimates will be recorded in the periods in which they are determined and any additional remediation work will be recorded in the periods in which it is performed.

Note 6. Intangible Assets and Liabilities

        Intangible assets and liabilities are summarized as follows (dollars in thousands):

		September 30, 2019			December 31, 2018
	Amortization Period (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Finite-Lived Intangible Assets
Villa/condo rental programs	45 - 55	$72,400	$(7,648)	$64,752	$72,400	$(6,520)	$65,880
Below-market hotel ground leases and parking garage lease(a)	10 - 93	—	—	—	10,935	(645)	10,290
Other intangible assets	8 - 15	855	(423)	432	855	(354)	501

Total intangible assets, net		$73,255	$(8,071)	$65,184	$84,190	$(7,519)	$76,671

Finite-Lived Intangible Liability
Above-market hotel ground lease(a)	85	$—	$—	$—	$(2,100)	$114	$(1,986)

(a)
On January 1, 2019, we adopted ASU 2016-02, Leases (Topic 842) (Note 2). As a result of adopting this guidance, on January 1, 2019, we reclassified our below-market ground lease and parking garage lease intangible assets (previously included in Intangible assets, net) and above-market ground lease intangible liabilities (previously included in Accounts payable, accrued expenses and other liabilities) to Operating lease ROU assets on the consolidated balance sheet.

        Net amortization of intangibles was $0.4 million for both the three months ended September 30, 2019 and 2018, and $1.1 million and $1.3 million for the nine months ended September 30, 2019 and 2018, respectively. Amortization of the villa/condo rental programs and in-place lease intangibles are included in Depreciation and amortization in the consolidated financial statements.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 7. Fair Value Measurements

        The fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments, including interest rate caps and swaps; and Level 3, for securities that do not fall into Level 1 or Level 2 and for which little or no market data exists, therefore requiring us to develop our own assumptions.

Items Measured at Fair Value on a Recurring Basis

        Derivative Assets—Our derivative assets, which are included in Other assets in the consolidated financial statements, are comprised of interest rate caps (Note 8).

        The valuation of our derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative instruments for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings and thresholds. These derivative instruments were classified as Level 2 as these instruments are custom, over-the-counter contracts with various bank counterparties that are not traded in an active market.

        We did not have any transfers into or out of Level 1, Level 2 and Level 3 category of measurements during the nine months ended September 30, 2019 or 2018. Gains and losses (realized and unrealized) recognized on items measured at fair value on a recurring basis included in earnings are reported in Other income in the consolidated financial statements.

        Our non-recourse debt, net, which we have classified as Level 3, had a carrying value of $1.3 billion at both September 30, 2019 and December 31, 2018 and an estimated fair value of $1.3 billion at both September 30, 2019 and December 31, 2018. We determined the estimated fair value using a discounted cash flow model with rates that take into account the interest rate risk. We also considered the value of the underlying collateral, taking into account the quality of the collateral and the then-current interest rate.

        We estimated that our other financial assets and liabilities had fair values that approximated their carrying values at both September 30, 2019 and December 31, 2018.

Items Measured at Fair Value on a Non-Recurring Basis (Including Impairment Charges)

        We periodically assess whether there are any indicators that the value of our real estate investments may be impaired or that their carrying value may not be recoverable. Where the undiscounted cash flows for an asset are less than the asset's carrying value when considering and evaluating the various alternative courses of action that may occur, we recognize an impairment charge to reduce the carrying value of the asset to its estimated fair value. Further, when we classify an asset

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 7. Fair Value Measurements (Continued)

as held for sale, we carry the asset at the lower of its current carrying value or its fair value, less estimated cost to sell. We did not recognize any impairment charges during the three or nine months ended September 30, 2019 or 2018.

Note 8. Risk Management and Use of Derivative Financial Instruments

Risk Management

        In the normal course of our ongoing business operations, we encounter economic risk. There are two main components of economic risk that impact us: interest rate risk and market risk. We are primarily subject to interest rate risk on our interest-bearing assets and liabilities. Market risk includes changes in the value of our properties and related loans.

Derivative Financial Instruments

        When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates. We have not entered into, and do not plan to enter into, financial instruments for trading or speculative purposes. In addition to entering into derivative instruments on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts, which are considered to be derivative instruments. The primary risks related to our use of derivative instruments include: (i) a counterparty to a hedging arrangement defaulting on its obligation and (ii) a downgrade in the credit quality of a counterparty to such an extent that our ability to sell or assign our side of the hedging transaction is impaired. While we seek to mitigate these risks by entering into hedging arrangements with large financial institutions that we deem to be creditworthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

        We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated, and that qualified, as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in Other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of any derivative is immediately recognized in earnings.

        The following table sets forth certain information regarding our derivative instruments on our Consolidated Hotels (in thousands):

		Asset Derivatives Fair Value at
Derivatives Designated as Hedging Instruments	Balance Sheet Location	September 30, 2019	December 31, 2018
Interest rate caps	Other assets	$4	$84

        All derivative transactions with an individual counterparty are governed by a master International Swap and Derivatives Association agreement, which can be considered as a master netting arrangement; however, we report all our derivative instruments on a gross basis in our consolidated

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 8. Risk Management and Use of Derivative Financial Instruments (Continued)

financial statements. At both September 30, 2019 and December 31, 2018, no cash collateral had been posted nor received for any of our derivative positions.

        We recognized unrealized losses of less than $0.1 million and unrealized income of less than $0.1 million in Other comprehensive income on derivatives in connection with our interest rate swaps and caps during the three months ended September 30, 2019 and 2018, respectively, and unrealized losses of $0.2 million and unrealized income of $0.1 million during the nine months ended September 30, 2019 and 2018, respectively.

        We reclassified $0.2 million and less than $0.1 million from Other comprehensive income on derivatives into Interest expense during the three months ended September 30, 2019 and 2018, respectively, and $0.2 million and $0.4 million during the nine months ended September 30, 2019 and 2018, respectively.

        Amounts reported in Other comprehensive income related to interest rate caps will be reclassified to Interest expense as interest expense is incurred on our variable-rate debt. At September 30, 2019, we estimated that an additional $0.2 million will be reclassified as Interest expense during the next 12 months related to our interest rate caps.

Interest Rate Swaps and Caps

        We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our investment partners may obtain variable-rate non-recourse mortgage loans and, as a result, may enter into interest rate swap or cap agreements with counterparties. Interest rate swaps, which effectively convert the variable-rate debt service obligations of a loan to a fixed rate, are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period. The notional, or face, amount on which the swaps are based is not exchanged. An interest rate cap limits the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using these derivatives is to limit our exposure to interest rate movements.

        The interest rate caps that we had outstanding on our Consolidated Hotels at September 30, 2019 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

Interest Rate Derivatives	Number of Instruments	Notional Amount	Fair Value at September 30, 2019
Interest rate caps	8	$356,070	$4

Credit Risk-Related Contingent Features

        We measure our credit exposure on a counterparty basis as the net positive aggregate estimated fair value of our derivatives, net of any collateral received. No collateral was received as of September 30, 2019. At September 30, 2019, both our total credit exposure and the maximum exposure to any single counterparty were less than $0.1 million.

        Some of the agreements we have with our derivative counterparties contain cross-default provisions that could trigger a declaration of default on our derivative obligations if we default, or are capable of being declared in default, on certain of our indebtedness. At September 30, 2019, we had not been

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 8. Risk Management and Use of Derivative Financial Instruments (Continued)

declared in default on any of our derivative obligations. At both September 30, 2019 and December 31, 2018, we had no derivatives that were in a net liability position.

Note 9. Debt

Non-Recourse Debt

        Our non-recourse debt consists of mortgage notes payable, which are collateralized by the assignment of hotel properties. The following table presents the non-recourse debt, net on our Consolidated Hotel investments (dollars in thousands):

			Carrying Amount at
	Interest Rate Range	Current Maturity Date Range(a)	September 30, 2019	December 31, 2018
Fixed rate	3.6% - 5.9%	7/2020 - 4/2024	$939,233	$1,026,451
Variable rate(b)	4.4% - 7.9%	3/2020 - 7/2022	335,614	299,563

			$1,274,847	$1,326,014

(a)
Many of our mortgage loans have extension options, which are subject to certain conditions. The maturity dates in the table do not reflect the extension options.

(b)
The interest rate range presented for these mortgage loans reflect the rates in effect at September 30, 2019 through the use of an interest rate cap, when applicable.

Financing Activity During 2019

Hilton Garden Inn New Orleans French Quarter/CBD

        During the third quarter of 2019, we refinanced the $10.0 million Hilton Garden Inn New Orleans French Quarter/CBD mortgage loan with a new mortgage loan of up to $18.0 million, of which $15.0 million was funded at closing. The loan has a floating annual interest rate of LIBOR plus 2.8% (subject to an interest rate cap) and a maturity date of July 1, 2022, with two one-year extension options. No gain or loss was recognized on the extinguishment of debt. This hotel was subsequently sold on October 9, 2019 (Note 13).

Sheraton Austin Hotel at the Capitol

        During the second quarter of 2019, we refinanced the $67.0 million Sheraton Austin Hotel at the Capitol mortgage loan with a new mortgage loan that has a maximum principal amount of $92.4 million, of which we drew $68.4 million at closing, with the remaining balance available to fund planned renovations at the hotel. The loan has a floating annual interest rate of LIBOR plus 3.5% (subject to an interest rate cap) and a maturity date of July 9, 2022 with two one-year extension options. We recognized a loss on extinguishment of debt of $0.1 million on this refinancing during the second quarter of 2019.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 9. Debt (Continued)

Lake Arrowhead Resort and Spa

        The $14.5 million outstanding mortgage loan on Lake Arrowhead Resort and Spa that matured on May 29, 2019 was modified during the second quarter of 2019 to extend the maturity date to April 30, 2020. As part of this modification, we began making monthly amortization payments of $40,000 that will continue through the maturity date.

Financing Activity During 2018

        On June 15, 2018, we refinanced the Ritz-Carlton Fort Lauderdale senior mortgage and mezzanine loans totaling $49.0 million and $21.0 million, respectively, with new senior mortgage and mezzanine loans totaling $47.0 million and $28.3 million, respectively, which have floating annual interest rates of LIBOR plus 2.3% and LIBOR plus 5.8%, respectively, although we have entered into interest rate cap agreements with respect to each of these loans. Both loans have terms of three years. We recognized a net loss on extinguishment of debt of $0.2 million on these refinancings during the nine months ended September 30, 2018.

        On September 27, 2018, in connection with the sale of the Staybridge Suites Savannah Historic District (Note 4), we defeased the outstanding $14.4 million mortgage loan on the hotel and recognized a $0.3 million loss on extinguishment of debt during both the three and nine months ended September 30, 2018.

Covenants

        Pursuant to our mortgage loan agreements, our consolidated subsidiaries are subject to various operational and financial covenants, including minimum debt service coverage and debt yield ratios. Most of our mortgage loan agreements contain "lock-box" provisions, which permit the lender to access or sweep a hotel's excess cash flow and could be triggered by the lender under limited circumstances, including the failure to maintain minimum debt service coverage ratios. If a lender requires that we enter into a cash management agreement, we would generally be permitted to spend an amount equal to our budgeted hotel operating expenses, taxes, insurance and capital expenditure reserves for the relevant hotel. The lender would then hold all excess cash flow after the payment of debt service in an escrow account until certain performance hurdles are met. Except as discussed below, at September 30, 2019, we were in compliance with the applicable covenants for each of our mortgage loans.

        At March 31, 2018, the minimum debt service coverage ratio for the Courtyard Pittsburgh Shadyside was not met; this ratio was still not met as of September 30, 2019 and we have entered into a cash management agreement with the lender.

        At September 30, 2018, the minimum debt service coverage ratio for the Westin Minneapolis was not met and we entered into a cash management agreement that permits the lender to sweep the excess cash flow from the hotel. As of September 30, 2019, this ratio was still not met and the cash management agreement remained in effect.

        At September 30, 2018, the minimum debt service coverage ratio for the Equinox, a Luxury Collection Golf Resort & Spa was not met; this ratio was still not met as of September 30, 2019 and we have entered into a cash management agreement with the lender.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 9. Debt (Continued)

        At December 31, 2018, the minimum debt yield ratio for the Sanderling Resort was not met; therefore, in May 2019, the loan began to amortize in an amount equal to the original loan amount over a 25-year period and will continue to amortize until such time as the minimum debt yield ratio is met. As of September 30, 2019, this ratio was still not met.

        At September 30, 2019, the minimum debt service coverage ratio for the Holiday Inn Manhattan 6th Avenue Chelsea was not met and we entered into a cash management agreement that permits the lender to sweep the excess cash flow from the hotel.

WPC Credit Facility

        At September 30, 2019, we had an outstanding balance under the Bridge Loan of $35.0 million. At September 30, 2019, no amount was outstanding under the Working Capital Facility; therefore $25.0 million was available to be drawn. These loans are described in Note 3.

Scheduled Debt Principal Payments

        Scheduled debt principal payments during the remainder of 2019 and each of the next five calendar years following December 31, 2019 are as follows (in thousands):

Years Ending December 31,	Total
2019 (remainder)(a)	$40,033
2020	238,389
2021	533,523
2022	327,435
2023	126,618
2024	50,252

Total principal payments	1,316,250
Unamortized deferred financing costs	(6,403)

Total	$1,309,847

(a)
Includes $35.0 million of scheduled payments on the Bridge Loan to WPC (Note 3).

Note 10. Commitments and Contingencies

        At September 30, 2019, we were not involved in any material litigation. Various claims and lawsuits arising in the normal course of business are pending against us, including liens for which we may obtain a bond, provide collateral or provide an indemnity, but we do not expect the results of such proceedings to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Hotel Management Agreements

        As of September 30, 2019, our Consolidated Hotel properties were operated pursuant to long-term management agreements with 12 different management companies, with initial terms ranging from five to 30 years. For hotels operated with separate franchise agreements, each management company

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 10. Commitments and Contingencies (Continued)

receives a base management fee, generally ranging from 1.5% to 3.5% of hotel revenues. Four of our management agreements contain the right and license to operate the hotels under specified brands; no separate franchise agreements exist and no separate franchise fee is required for these hotels. The management agreements that include the benefit of a franchise agreement incur a base management fee ranging from 3.0% to 3.5% of hotel revenues. The management companies are generally also eligible to receive an incentive management fee, which is typically calculated as a percentage of operating profit, either (i) in excess of projections with a cap or (ii) after the owner has received a priority return on its investment in the hotel. We incurred management fee expense, including amortization of deferred management fees, of $3.5 million and $4.5 million for the three months ended September 30, 2019 and 2018, respectively, and $13.0 million and $14.0 million for the nine months ended September 30, 2019 and 2018, respectively.

Franchise Agreements

        Fifteen of our Consolidated Hotels operate under franchise or license agreements with national brands that are separate from our management agreements. As of September 30, 2019, we had 10 franchise agreements with Marriott-owned brands, three with Hilton-owned brands, one with an InterContinental Hotels-owned brand and one with a Hyatt-owned brand related to our Consolidated Hotels. Our typical franchise agreements have initial terms ranging from 15 to 25 years. Three of our hotels are not operated with a hotel brand so the hotels do not have franchise agreements. Generally, our franchise agreements provide for a license fee, or royalty, of 3.0% to 6.0% of room revenues and, if applicable, 2.0% to 3.0% of food and beverage revenue. In addition, we generally pay 1.0% to 4.5% of room revenues as marketing and reservation system contributions for the system-wide benefit of brand hotels. Franchise fees are included in sales and marketing expense in our consolidated financial statements. We incurred franchise fee expense, including amortization of deferred franchise fees, of $4.4 million and $3.9 million for the three months ended September 30, 2019 and 2018, respectively, and $12.7 million and $12.3 million for the nine months ended September 30, 2019 and 2018, respectively.

Capital Expenditures and Reserve Funds

        With respect to our hotels that are operated under management or franchise agreements with major international hotel brands and for most of our hotels subject to mortgage loans, we are obligated to maintain furniture, fixtures and equipment reserve accounts for future capital expenditures sufficient to cover the cost of routine improvements and alterations at these hotels. The amount funded into each of these reserve accounts is generally determined pursuant to the management agreements, franchise agreements and/or mortgage loan documents for each of the respective hotels and typically ranges between 3.0% and 5.0% of the respective hotel's total gross revenue. At both September 30, 2019 and December 31, 2018, $37.9 million was held in furniture, fixtures and equipment reserve accounts for future capital expenditures, and is included in Restricted cash in the consolidated financial statements.

Renovation Commitments

        Certain of our hotel franchise and loan agreements require us to make planned renovations to our hotels. Additionally, from time to time, certain of our hotels may undergo renovations as a result of our decision to upgrade portions of the hotels, such as guestrooms, public space, meeting space, and/or restaurants, in order to better compete with other hotels and alternative lodging options in our

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 10. Commitments and Contingencies (Continued)

markets. At September 30, 2019, we had various contracts outstanding with third parties in connection with the renovation of certain of our hotels. The remaining commitments under these contracts at September 30, 2019 totaled $22.1 million. Funding for a renovation will first come from our furniture, fixtures and equipment reserve accounts, to the extent permitted by the terms of the management agreement. Should these reserves be unavailable or insufficient to cover the cost of the renovation, we will fund all or the remaining portion of the renovation with existing cash resources, proceeds available under our Working Capital Facility and/or other sources of available capital, including cash flow from operations.

Leases

Lease Obligations

        We recognize an operating ROU asset and a corresponding lease liability for ground lease arrangements, hotel parking leases and various hotel equipment leases for which we are the lessee. Our leases have remaining lease terms ranging from less than one year to 88 years (excluding extension options not reasonably certain of being exercised).

Lease Cost

        Certain information related to the total lease cost for operating leases for the three and nine months ended September 30, 2019 is as follows (in thousands):

	Three Months Ended September 30, 2019	Nine Months Ended September 30, 2019
Fixed lease cost	$3,317	$10,281
Variable lease cost(a)	239	614

Total lease cost	$3,556	$10,895

(a)
Our variable lease payments consist of payments based on a percentage of revenue.

Other Information

        Supplemental balance sheet information related to ROU assets and lease liabilities is as follows (dollars in thousands):

September 30, 2019
Operating lease ROU assets	$47,461
Operating lease liabilities	71,540
Weighted-average remaining lease term	69.2 years
Weighted-average discount rate	9.1%

        Cash paid for operating lease liabilities included in Net cash provided by operating activities totaled $4.1 million for the nine months ended September 30, 2019.

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 10. Commitments and Contingencies (Continued)

Undiscounted Cash Flows

        A reconciliation of the undiscounted cash flows for operating leases recorded on the consolidated balance sheet as of September 30, 2019 is as follows (in thousands):

Years Ending December 31,	Total
2019 (remainder)	$1,384
2020	5,517
2021	5,425
2022	5,428
2023	5,326
Thereafter through 2107	903,189

Total lease payments	926,269
Less: amount of lease payments representing interest	(854,729)

Present value of future lease payments/lease obligations	$71,540

        Scheduled future minimum ground lease payments for the years subsequent to the year ended December 31, 2018 were: $4.1 million for 2019, $4.2 million for 2020, $4.3 million for 2021, $4.4 million for 2022, $4.5 million for 2023 and $811.3 million for the years thereafter.

Note 11. Equity

Reclassifications Out of Accumulated Other Comprehensive Loss

        The following table presents a reconciliation of changes in Accumulated other comprehensive loss by component for the periods presented (in thousands):

	Nine Months Ended September 30,
Gains and Losses on Derivative Instruments	2019	2018
Beginning balance	$(420)	$(26)
Other comprehensive (loss) income before reclassifications	(22)	40
Amounts reclassified from accumulated other comprehensive loss to:
Interest expense	176	46
Equity in (losses) earnings of equity method investments in real estate, net	6	—

Total	182	46

Net current period other comprehensive income	160	86
Net current period other comprehensive income attributable to noncontrolling interests	(6)	(1)

Ending balance	$(266)	$59

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 11. Equity (Continued)

	Nine Months Ended September 30,
Gains and Losses on Derivative Instruments	2019	2018
Beginning balance	$(286)	$(455)
Other comprehensive (loss) income before reclassifications	(199)	85
Amounts reclassified from accumulated other comprehensive loss to:
Interest expense	217	426
Equity in (losses) earnings of equity method investments in real estate, net	10	—

Total	227	426

Net current period other comprehensive income	28	511
Net current period other comprehensive income attributable to noncontrolling interests	(8)	3

Ending balance	$(266)	$59

Distributions Declared

        During the third quarter of 2019, our board of directors declared a quarterly distribution of $0.1425 per share, which was paid on October 15, 2019 to stockholders of record on September 30, 2019, in the aggregate amount of $20.2 million.

Note 12. Income Taxes

        We elected to be treated as a REIT and believe that we have been organized and have operated in such a manner to maintain our qualification as a REIT for federal and state income tax purposes. As a REIT, we are generally not subject to corporate level federal income taxes on earnings distributed to our stockholders. Since inception, we have distributed at least 100.0% of our taxable income annually and intend to do so for the tax year ending December 31, 2019. Accordingly, we have not included any provisions for federal income taxes related to the REIT in the accompanying consolidated financial statements for the three and nine months ended September 30, 2019 and 2018. We conduct business in various states and municipalities within the United States, and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. As a result, we are subject to certain state and local taxes and a provision for such taxes is included in the consolidated financial statements.

        Certain of our subsidiaries have elected taxable REIT subsidiary ("TRS") status. A TRS may provide certain services considered impermissible for REITs and may hold assets that REITs may not hold directly. The accompanying consolidated financial statements include an interim tax provision for our TRSs for the three and nine months ended September 30, 2019 and 2018. Current income tax expense was $1.0 million and current income tax benefit was $0.4 million for the three months ended September 30, 2019 and 2018, respectively, and current income tax expense was $1.9 million and $1.8 million for the nine months ended September 30, 2019 and 2018, respectively.

        Our TRSs are subject to U.S. federal and state income taxes. As such, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary

CAREY WATERMARK INVESTORS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 12. Income Taxes (Continued)

differences reverse. A valuation allowance for deferred tax assets is provided if we believe that it is more likely than not that we will not realize the tax benefit of deferred tax assets based on available evidence at the time the determination is made. A change in circumstances may cause us to change our judgment about whether a deferred tax asset will more likely than not be realized. We generally report any change in the valuation allowance through our income statement in the period in which such changes in circumstances occur. The majority of our deferred tax assets relate to net operating losses, interest expense limitation and accrued expenses. The majority of our deferred tax liabilities relate to differences between the tax basis and financial reporting basis of our villa/condo rental management agreements. Provision for income taxes included deferred income tax expense of $0.1 million and $1.4 million for the three months ended September 30, 2019 and 2018, respectively, and deferred income tax expense of $0.3 million and $1.7 million for the nine months ended September 30, 2019 and 2018, respectively.

Note 13. Subsequent Events

Proposed Merger

        On October 22, 2019, we entered into a merger agreement with CWI 2, along with one of its wholly-owned subsidiaries (the "Merger Agreement"), pursuant to which we will merge with one of CWI 2's subsidiaries and will survive as a wholly-owned subsidiary of CWI 2. In accordance with the Merger Agreement, we and CWI 2 also entered into agreements to internalize the management of the combined company following the merger. If the proposed merger is consummated, each share of our issued and outstanding common stock will be exchanged for 0.9106 shares of CWI 2's Class A common stock, $0.001 par value per share. It is expected that our stockholders will own approximately 58% of the outstanding common stock of the combined company, and CWI 2's stockholders will own approximately 42%, immediately after the closing of the merger. Further details concerning the proposed merger are described in a Form 8-K that we filed with the Securities and Exchange Commission on October 22, 2019.

Disposition

        On October 9, 2019, the Hilton Garden Inn New Orleans French Quarter/CBD venture sold the hotel to an unaffiliated third party for a contractual sales price of $26.0 million, resulting in a gain on sale of real estate. We owned an 88% controlling ownership interest in the venture (Note 4).

WPC Credit Facility

        On October 28, 2019, we repaid $5.0 million towards the Bridge Loan (Note 3).

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Stockholders of Carey Watermark Investors 2 Incorporated:

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Carey Watermark Investors 2 Incorporated and its subsidiaries (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the three years in the period ended December 31, 2018, including the related notes and financial statement schedules listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

        Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
New York, NY
March 15, 2019

        We have served as the Company's auditor since 2014.

CAREY WATERMARK INVESTORS 2 INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

	December 31,
	2018	2017
Assets
Investments in real estate:
Hotels, at cost	$1,464,933	$1,448,030
Accumulated depreciation	(113,184)	(68,088)

Net investments in hotels	1,351,749	1,379,942
Equity investments in real estate	121,456	134,738
Cash and cash equivalents	76,823	68,527
Restricted cash	27,114	29,582
Accounts receivable, net	18,826	17,592
Other assets	9,346	11,467

Total assets	$1,605,314	$1,641,848

Liabilities and Equity
Non-recourse debt, net	$833,836	$831,329
Accounts payable, accrued expenses and other liabilities	61,913	66,053
Due to related parties and affiliates	1,984	1,726
Distributions payable	11,178	10,955

Total liabilities	908,911	910,063

Commitments and contingencies (Note 9)
Preferred stock, $0.001 par value, 50,000,000 shares authorized; none issued	—	—
Class A common stock, $0.001 par value; 320,000,000 shares authorized; 31,023,863 and 29,510,914 shares, respectively, issued and outstanding	31	29
Class T common stock, $0.001 par value; 80,000,000 shares authorized; 59,006,632 and 57,871,712 shares, respectively, issued and outstanding	59	58
Additional paid-in capital	825,896	807,377
Distributions and accumulated losses	(156,823)	(104,809)
Accumulated other comprehensive income	1,205	1,373

Total stockholders' equity	670,368	704,028
Noncontrolling interests	26,035	27,757

Total equity	696,403	731,785

Total liabilities and equity	$1,605,314	$1,641,848

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS 2 INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share amounts)

	Years Ended December 31,
	2018	2017	2016
Revenues
Hotel Revenues
Rooms	$247,099	$229,109	$115,918
Food and beverage	93,555	92,150	49,084
Other operating revenue	20,744	19,551	12,598
Business interruption income	934	—	—

Total Hotel Revenues	362,332	340,810	177,600

Expenses
Rooms	57,008	53,554	22,985
Food and beverage	68,132	66,337	30,976
Other hotel operating expenses	5,292	5,674	5,282
General and administrative	32,455	29,817	14,406
Sales and marketing	30,562	30,218	16,932
Property taxes, insurance, rent and other	19,973	18,061	9,483
Management fees	13,014	12,148	6,763
Repairs and maintenance	12,099	11,377	5,616
Utilities	8,862	8,474	5,253
Depreciation	46,137	43,729	22,975

Total Hotel Operating Expenses	293,534	279,389	140,671

Asset management fees to affiliate and other expenses	10,932	8,995	5,109
Corporate general and administrative expenses	7,464	6,403	5,217
Acquisition-related expenses	1,177	6,511	26,835
Loss on hurricane-related property damage	682	2,699	—

Total Expenses	313,789	303,997	177,832

Operating Income (Loss)	48,543	36,813	(232)

Interest expense	(40,226)	(35,824)	(17,605)
Equity in (losses) earnings of equity method investment in real estate, net	(5,819)	(1,482)	3,063
Other income	792	155	35
Loss on extinguishment of debt (Note 8)	(380)	(256)	—

Income (loss) before income taxes	2,910	(594)	(14,739)
Provision for income taxes	(3,259)	(3,900)	(2,711)

Net Loss	(349)	(4,494)	(17,450)
Income attributable to noncontrolling interests (inclusive of Available Cash Distributions to a related party of $5,467, $5,078 and $3,325, respectively)	(7,438)	(991)	(3,577)

Net Loss Attributable to CWI 2 Stockholders	$(7,787)	$(5,485)	$(21,027)

Class A Common Stock
Net loss attributable to CWI 2 stockholders	$(2,443)	$(1,740)	$(7,940)

Basic and diluted weighted-average shares outstanding	30,390,179	27,825,037	18,936,251

Basic and diluted loss per share	$(0.08)	$(0.06)	$(0.42)

Class T Common Stock
Net loss attributable to CWI 2 stockholders	$(5,344)	$(3,745)	$(13,087)

Basic and diluted weighted-average shares outstanding	58,842,820	54,686,084	30,657,538

Basic and diluted loss per share	$(0.09)	$(0.07)	$(0.43)

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS 2 INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands)

	Years Ended December 31,
	2018	2017	2016
Net Loss	$(349)	$(4,494)	$(17,450)
Other Comprehensive (Loss) Income
Unrealized (loss) gain on derivative instruments	(171)	484	989

Comprehensive Loss	(520)	(4,010)	(16,461)

Amounts Attributable to Noncontrolling Interests
Net income	(7,438)	(991)	(3,577)
Unrealized loss (gain) on derivative instruments	3	(7)	1

Comprehensive income attributable to noncontrolling interests	(7,435)	(998)	(3,576)

Comprehensive Loss Attributable to CWI 2 Stockholders	$(7,955)	$(5,008)	$(20,037)

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS 2 INCORPORATED

CONSOLIDATED STATEMENTS OF EQUITY

Years Ended December 31, 2018, 2017 and 2016

(in thousands, except share and per share amounts)

	CWI 2 Stockholders
	Common Stock
	Class A		Class T			Distributions and Accumulated Losses	Accumulated Other Comprehensive Income
					Additional Paid-In Capital			Total CWI 2 Stockholders' Equity	Noncontrolling Interests	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2018	29,510,914	$29	57,871,712	$58	$807,377	$(104,809)	$1,373	$704,028	$27,757	$731,785
Net (loss) income						(7,787)		(7,787)	7,438	(349)
Shares issued, net of offering costs	769,324	1	1,640,727	1	27,067			27,069		27,069
Shares issued to affiliates	943,271	1			10,392			10,393		10,393
Distributions to noncontrolling interests								—	(9,157)	(9,157)
Shares issued under share incentive plans	17,535	—			216			216		216
Stock-based compensation to directors	15,384	—			171			171		171
Stock dividends issued	370,644	1	719,272	1				2		2
Distributions declared ($0.6996 and $0.5959 per share to Class A and Class T, respectively)						(44,227)		(44,227)		(44,227)
Other comprehensive loss							(168)	(168)	(3)	(171)
Repurchase of shares	(603,209)	(1)	(1,225,079)	(1)	(19,327)			(19,329)		(19,329)

Balance at December 31, 2018	31,023,863	$31	59,006,632	$59	$825,896	$(156,823)	$1,205	$670,368	$26,035	$696,403

Balance at January 1, 2017	22,414,128	$22	40,447,362	$40	$573,135	$(59,115)	$896	$514,978	$35,131	$550,109
Net (loss) income						(5,485)		(5,485)	991	(4,494)
Shares issued, net of offering costs	6,027,028	6	17,129,299	17	232,827			232,850		232,850
Shares issued to affiliates	1,064,066	1			11,393			11,394		11,394
Distributions to noncontrolling interests								—	(8,372)	(8,372)
Purchase of membership interest from noncontrolling interest					(3,524)			(3,524)		(3,524)
Shares issued under share incentive plans	14,071	—			190			190		190
Stock-based compensation to directors	15,384	—			165			165		165
Stock dividends issued	320,922	—	615,421	1				1		1
Distributions declared ($0.6955 and $0.5919 per share to Class A and Class T, respectively)						(40,209)		(40,209)		(40,209)
Other comprehensive income							477	477	7	484
Repurchase of shares	(344,685)	—	(320,370)	—	(6,809)			(6,809)		(6,809)

Balance at December 31, 2017	29,510,914	$29	57,871,712	$58	$807,377	$(104,809)	$1,373	$704,028	$27,757	$731,785

Balance at January 1, 2016	10,792,296	$11	14,983,012	$15	$228,401	$(15,109)	$(94)	$213,224	$32,968	$246,192
Net (loss) income						(21,027)		(21,027)	3,577	(17,450)
Shares issued, net of offering costs	11,108,705	11	25,277,071	25	341,419			341,455		341,455
Shares issued to affiliates	386,808	—			4,063			4,063		4,063
Contributions from noncontrolling interests								—	4,000	4,000
Distributions to noncontrolling interests								—	(5,413)	(5,413)
Shares issued under share incentive plans	6,656	—			164			164		164
Stock-based compensation to directors	10,000	—			105			105		105
Stock dividends issued	158,398	—	240,213	—				—		—
Distributions declared ($0.6570 and $0.5545 per share to Class A and Class T, respectively)						(22,979)		(22,979)		(22,979)
Other comprehensive income (loss)							990	990	(1)	989
Repurchase of shares	(48,735)	—	(52,934)	—	(1,017)			(1,017)		(1,017)

Balance at December 31, 2016	22,414,128	$22	40,447,362	$40	$573,135	$(59,115)	$896	$514,978	$35,131	$550,109

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS 2 INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31,
	2018	2017	2016
Cash Flows—Operating Activities
Net loss	$(349)	$(4,494)	$(17,450)
Adjustments to net loss:
Depreciation	46,137	43,729	22,975
Asset management fees to affiliates settled in shares	10,400	8,670	4,372
Equity in losses (earnings) of equity method investments in real estate, net	5,819	1,482	(3,063)
Amortization of deferred financing costs, deferred key money and other	1,297	830	511
Business interruption income	(934)	—	—
Loss on hurricane-related property damage	682	2,699	—
Amortization of stock-based compensation	486	436	305
Loss on extinguishment of debt (Note 8)	380	254	—
Net changes in other assets and liabilities	2,436	1,360	2,287
Distributions of earnings from equity method investments	2,305	1,310	3,099
Increase (decrease) in due to related parties and affiliates	407	(7,786)	8,460
Funding of hurricane-related remediation work	(163)	(1,458)	—
Business interruption insurance proceeds	53	—	—
Receipt of key money and other deferred incentive payments	—	2,688	3,063

Net Cash Provided by Operating Activities	68,956	49,720	24,559

Cash Flows—Investing Activities
Capital expenditures	(16,915)	(17,049)	(21,492)
Distributions received from equity investments in excess of cumulative equity income	5,619	—	1,976
Capital contributions to equity investments in real estate	(486)	(2,433)	(125)
Acquisitions of hotels	—	(168,884)	(876,397)
Purchase of equity interest (Note 5)	—	(96,288)	—
Deposits released for hotel investments	—	1,521	16,701
Hurricane-related property insurance proceeds	—	7	—
Deposits for hotel investments	—	—	(12,681)

Net Cash Used in Investing Activities	(11,782)	(283,126)	(892,018)

Cash Flows—Financing Activities
Proceeds from mortgage financing	49,000	301,900	366,800
Scheduled payments and prepayments of mortgage principal	(47,502)	(42,000)	—
Distributions paid	(44,004)	(36,446)	(17,633)
Net proceeds from issuance of shares	20,670	237,650	352,833
Repurchase of shares	(19,327)	(6,809)	(1,017)
Distributions to noncontrolling interests	(9,157)	(8,372)	(5,413)
Deferred financing costs	(809)	(2,090)	(3,502)
Purchase of interest rate cap	(118)	(16)	(92)
Withholding on restricted stock units	(99)	(81)	(36)
Repayment of notes payable to affiliate	—	(210,000)	(20,000)
Purchase of membership interest from noncontrolling interest (Note 10)	—	(3,524)	—
Deposits released for mortgage financing	—	2,235	1,835
Deposits for mortgage financing	—	(725)	(3,345)
Proceeds from notes payable to affiliate	—	—	230,000
Contributions from noncontrolling interests	—	—	4,000

Net Cash (Used in) Provided by Financing Activities	(51,346)	231,722	904,430

Change in Cash and Cash Equivalents and Restricted Cash During the Year
Net increase (decrease) in cash and cash equivalents and restricted cash	5,828	(1,684)	36,971
Cash and cash equivalents and restricted cash, beginning of year	98,109	99,793	62,822

Cash and cash equivalents and restricted cash, end of year	$103,937	$98,109	$99,793

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS 2 INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

Supplemental Cash Flow Information (in thousands):

	Years Ended December 31,
	2018	2017	2016
Interest paid, net of amounts capitalized	$38,193	$33,135	$15,265

Income taxes paid	$2,248	$4,721	$3,471

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Business and Organization

Organization

        Carey Watermark Investors 2 Incorporated ("CWI 2") is a publicly owned, non-traded real estate investment trust ("REIT") that, together with its consolidated subsidiaries, invests in, manages and seeks to enhance the value of, interests in lodging and lodging-related properties in the United States. We conduct substantially all of our investment activities and own all of our assets through CWI 2 OP, LP (the "Operating Partnership"). We are a general partner and a limited partner of, and own a 99.985% capital interest in, the Operating Partnership. Carey Watermark Holdings 2, LLC ("Carey Watermark Holdings 2"), which is owned indirectly by W. P. Carey Inc. ("WPC"), holds a special general partner interest in the Operating Partnership.

        We are managed by Carey Lodging Advisors, LLC (our "Advisor"), an indirect subsidiary of WPC. Our Advisor manages our overall portfolio, including providing oversight and strategic guidance to the independent hotel operators that manage our hotels. CWA 2, LLC (the "Subadvisor"), a subsidiary of Watermark Capital Partners LLC, provides services to our Advisor, primarily relating to acquiring, managing, financing and disposing of our hotels and overseeing the independent operators that manage the day-to-day operations of our hotels. In addition, the Subadvisor provides us with the services of Mr. Michael G. Medzigian, our Chief Executive Officer, subject to the approval of our independent directors.

        We held ownership interests in 12 hotels at December 31, 2018, including ten hotels that we consolidate ("Consolidated Hotels") and two hotels that we record as equity investments ("Unconsolidated Hotels"), at December 31, 2018.

Public Offering

        We raised offering proceeds in our initial public offering of $280.3 million from our Class A common stock and $571.0 million from our Class T common stock. The offering commenced on May 22, 2014 and closed on July 31, 2017. We have fully invested the proceeds from our initial public offering. In addition, from inception through December 31, 2018, $20.7 million and $40.3 million of distributions were reinvested in our Class A and Class T common stock, respectively, as a result of our distribution reinvestment plan.

Note 2. Summary of Significant Accounting Policies

Critical Accounting Policies and Estimates

Accounting for Acquisitions

        In accordance with the guidance for business combinations, we determine whether a transaction or other event is a business combination, which requires that the assets acquired and liabilities assumed constitute a business. Each business combination is then accounted for by applying the acquisition method. If the assets acquired are not a business, we account for the transaction or other event as an asset acquisition. Under both methods, we recognize the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquired entity. In addition, for transactions that are business combinations, we evaluate the existence of goodwill or a gain from a bargain purchase. We capitalize acquisition-related costs and fees associated with asset acquisitions. We immediately expense acquisition-related costs and fees associated with business combinations. Since our adoption of Accounting Standards Update ("ASU") 2017-01, Business Combinations (Topic 805): Clarifying the

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

Definition of a Business, on January 1, 2018, we have had no hotel acquisitions; however, we expect that certain future hotel acquisitions, if any, would be considered asset acquisitions rather than business combinations, which would affect the capitalization of acquisition costs (such costs are expensed for business combinations and capitalized for asset acquisitions).

Impairments

        We periodically assess whether there are any indicators that the value of our long-lived real estate and related intangible assets may be impaired or that their carrying value may not be recoverable. These impairment indicators include, but are not limited to, when a hotel property experiences a current or projected loss from operations, when it becomes more likely than not that a hotel property will be sold before the end of its useful life, or when there are adverse changes in the demand for lodging due to declining national or local economic conditions. We may incur impairment charges on long-lived assets, including real estate, related intangible assets, assets held for sale and equity investments. Our policies and estimates for evaluating whether these assets are impaired are presented below.

        Real Estate—For real estate assets held for investment and related intangible assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property's asset group to the estimated future net undiscounted cash flow that we expect the property's asset group will generate, including any estimated proceeds from the eventual sale of the property's asset group. The undiscounted cash flow analysis requires us to make our best estimate of, among other things, net operating income ("NOI"), residual values and holding periods.

        Our investment objective is to hold properties on a long-term basis. Depending on the assumptions made and estimates used, the future cash flow projected in the evaluation of long-lived assets and associated intangible assets can vary within a range of outcomes. We consider the likelihood of possible outcomes in determining our estimate of future cash flows and, if warranted, we apply a probability-weighted method to the different possible scenarios. If the future net undiscounted cash flow of the property's asset group is less than the carrying value, the carrying value of the property's asset group is considered not recoverable. We then measure the loss as the excess of the carrying value of the property's asset group over its estimated fair value. The estimated fair value of the property's asset group is primarily determined using market information from outside sources such as broker quotes or recent comparable sales. If relevant market information is not available or is not deemed appropriate, we perform a future net cash flow analysis, discounted for the inherent risk associated with each investment.

        Assets Held for Sale—We classify real estate assets as held for sale when we have entered into a contract to sell the property, all material due diligence requirements have been satisfied and we believe it is probable that the disposition will occur within one year. When we classify an asset as held for sale, we compare the asset's fair value less estimated cost to sell to its carrying value, and if the fair value less estimated cost to sell is less than the property's carrying value, we reduce the carrying value to the fair value less estimated cost to sell. We base the fair value on the contract and the estimated cost to sell on information provided by brokers and legal counsel. We will continue to review the property for subsequent changes in the fair value, and may recognize an additional impairment charge, if warranted.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        Equity Investments in Real Estate—We evaluate our equity investments in real estate on a periodic basis to determine if there are any indicators that the value of our equity investment may be impaired and whether or not that impairment is other-than-temporary. To the extent an impairment has occurred and is determined to be other-than-temporary, we measure the charge as the excess of the carrying value of our investment over its estimated fair value.

Other Accounting Policies

        Basis of Consolidation—Our consolidated financial statements reflect all of our accounts, including those of our controlled subsidiaries. The portions of equity in consolidated subsidiaries that are not attributable, directly or indirectly, to us are presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

        When we obtain an economic interest in an entity, we evaluate the entity to determine if it should be deemed a variable interest entity ("VIE") and, if so, whether we are the primary beneficiary and are therefore required to consolidate the entity. We apply the accounting guidance for consolidation of VIEs to certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. Certain decision-making rights within a loan or joint-venture agreement can cause us to consider an entity a VIE. Limited partnerships and other similar entities which operate as a partnership will be considered a VIE unless the limited partners hold substantive kick-out rights or participation rights. Significant judgment is required to determine whether a VIE should be consolidated. We review the contractual arrangements provided for in the partnership agreement or other related contracts to determine whether the entity is considered a VIE, and to establish whether we have any variable interests in the VIE. We then compare our variable interests, if any, to those of the other variable interest holders to determine which party is the primary beneficiary of the VIE based on whether the entity (i) has the power to direct the activities that most significantly impact the economic performance of the VIE and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The liabilities of these VIEs are non-recourse to us and can only be satisfied from each VIE's respective assets.

        At both December 31, 2018 and 2017, we considered four entities to be VIEs, three of which we consolidated as we are considered the primary beneficiary. The following table presents a summary of selected financial data of consolidated VIEs included in the consolidated balance sheets (in thousands):

	December 31,
	2018	2017
Net investments in hotels	$566,272	$579,206
Total assets	603,403	617,207
Non-recourse debt, net	$320,603	$320,304
Total liabilities	350,920	350,249

        Reclassifications—Certain prior period amounts have been reclassified to conform to the current period presentation.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        Restricted Cash—In connection with our adoption of ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018, as described below, we revised our consolidated statements of cash flows to include restricted cash when reconciling the beginning-of-period and end-of-period cash amounts shown on the statement of cash flows. As a result, we retrospectively revised prior periods presented to conform to the current period presentation. Restricted cash consists primarily of amounts escrowed pursuant to the terms of our mortgage debt to fund planned renovations and improvements, property taxes, insurance, and normal replacement of furniture, fixtures and equipment at our hotels. The following table provides a reconciliation of cash and restricted cash reported within the consolidated balance sheets to the consolidated statements of cash flows (in thousands):

	December 31,
	2018	2017	2016
Cash and cash equivalents	$76,823	$68,527	$63,245
Restricted cash	27,114	29,582	36,548

Total cash and cash equivalents and restricted cash	$103,937	$98,109	$99,793

        Share Repurchases—Share repurchases are recorded as a reduction of common stock par value and additional paid-in capital under our redemption plan, pursuant to which we may elect to redeem shares at the request of our stockholders, subject to certain exceptions, conditions, and limitations. The maximum amount of shares purchasable by us in any period depends on a number of factors and is at the discretion of our board of directors.

        Real Estate—We carry land, buildings and personal property at cost less accumulated depreciation. We capitalize improvements and we expense replacements, maintenance and repairs that do not improve or extend the life of the respective assets as incurred. Renovations and/or replacements at the hotel properties that improve or extend the life of the assets are capitalized and depreciated over their useful lives, and repairs and maintenance are expensed as incurred. We capitalize interest and certain other costs, such as incremental labor costs relating to hotels undergoing major renovations and redevelopments.

        Gain/Loss on Sale—We recognize gains and losses on the sale of properties when the transaction meets the definition of a contract, criteria are met for the sale of one or more distinct assets and control of the properties is transferred. When these criteria are met, a gain or loss is recognized as the difference between the sale price, less any selling costs, and the carrying value of the property.

        Equity Investments in Real Estate—We classify distributions received from equity method investments using the cumulative earnings approach. Distributions received are considered returns on the investment and classified as cash inflows from operating activities. If, however, the investor's cumulative distributions received, less distributions received in prior periods determined to be returns of investment, exceeds cumulative equity in earnings recognized, the excess is considered a return of investment and is classified as cash inflows from investing activities.

        Cash—Our cash is held in the custody of several financial institutions, and these balances, at times, exceed federally-insurable limits. We seek to mitigate this risk by depositing funds only with major financial institutions.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        Other Assets and Liabilities—Other assets consists primarily of prepaid expenses, hotel inventories, derivative assets, due from affiliates and deferred tax assets in the consolidated financial statements. Other liabilities, which are included in Accounts payable, accrued expenses and other liabilities, consists primarily of unamortized key money and other deferred incentive payments, hotel advance deposits, accrued distribution and shareholder servicing fees and sales and use and occupancy taxes payable.

        Deferred Financing Costs—Deferred financing costs represent costs to obtain mortgage financing. We amortize these charges to interest expense over the term of the related mortgage using a method which approximates the effective interest method. Deferred financing costs are presented in the consolidated balance sheet as a direct deduction from the carrying amount of that debt liability.

        Segments—We operate in one business segment, hospitality, with domestic investments.

        Hotel Revenue Recognition—Revenue consists of amounts derived from hotel operations, including the sale of rooms, food and beverage and revenue from other operating departments, such as parking, spa, resort fees and gift shops, and is presented on a disaggregated basis on the consolidated statements of operations. These revenues are recorded net of any sales or occupancy taxes, which are collected from our guests as earned. All rebates or discounts are recorded as a reduction in revenue and there are no material contingent obligations with respect to rebates or discounts offered by us.

        We recognize revenue when control of the promised good or service is transferred to the guest, in an amount that reflects the consideration we expect to receive in exchange for the promised good or service. Room revenue is generated through contracts with guests whereby the guest agrees to pay a daily rate for the right to use a hotel room and applicable amenities for an agreed upon length of stay. Our contract performance obligations are fulfilled at the end of the day that the guest is provided the room and revenue is recognized daily at the contract rate. Food and beverage revenue, including restaurant and banquet and catering services, are recognized at a point in time once food and beverage has been provided. Other operating department revenue for services such as parking, spa and other ancillary services, is recognized at a point in time when the goods and services are provided to the guest. We may engage third parties to provide certain services at the hotel, for example, audiovisual services. We evaluate each of these contracts to determine if the hotel is the principal or the agent in the transaction, and record the revenues as appropriate (i.e., gross vs. net).

        Payment is due at the time that goods or services are rendered or billed. For room revenue, payment is typically due and paid in full at the end of the stay with some guests prepaying for their rooms prior to the stay. For package revenue, where ancillary guest services are included with the guests' hotel reservations in a package arrangement, we allocate revenue based on the stand-alone selling price for each of the components of the package. We applied a practical expedient to not disclose the value of unsatisfied performance obligations for contracts that have an original expected length of one year or less. Any contracts that have an original expected length of greater than one year are insignificant.

        Asset Retirement Obligations—Asset retirement obligations relate to the legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred and the cost of such liability is recorded as an increase in the carrying amount of the related long-lived asset by the same amount. The liability is

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

accreted each period and the capitalized cost is depreciated over the estimated remaining life of the related long-lived asset. Revisions to estimated retirement obligations result in adjustments to the related capitalized asset and corresponding liability.

        In order to determine the fair value of the asset retirement obligations, we make certain estimates and assumptions including, among other things, projected cash flows, the borrowing interest rate and an assessment of market conditions that could significantly impact the estimated fair value. These estimates and assumptions are subjective.

        Capitalized Costs—We capitalize interest and certain other costs, such as property taxes, land leases, property insurance and incremental labor costs relating to hotels undergoing major renovations and redevelopments. We begin capitalizing interest as we incur disbursements, and capitalize other costs when activities necessary to prepare the asset ready for its intended use are underway. We cease capitalizing these costs when construction is substantially complete.

        Depreciation and Amortization—We compute depreciation for hotels and related building improvements using the straight-line method over the estimated useful lives of the properties (limited to 40 years for buildings and ranging from four years up to the remaining life of the building at the time of addition for building improvements), site improvements (generally four to 15 years), and furniture, fixtures and equipment (generally one to 12 years).

        Organization and Offering Costs—During our offering period, costs incurred in connection with the raising of capital were recorded as deferred offering costs. Upon receipt of offering proceeds, we charged the deferred costs to stockholders' equity. Under the terms of the Advisory Agreement as described in Note 3, we reimbursed our Advisor for organization and offering costs incurred up to regulatory limits. Organization costs were expensed as incurred and are included in corporate general and administrative expenses in the financial statements.

        Derivative Instruments—We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated and qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in Other comprehensive loss until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. In accordance with fair value measurement guidance, counterparty credit risk is measured on a net portfolio position basis.

        Income Taxes—We elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. In order to maintain our qualification as a REIT, we are required, among other things, to distribute at least 90% of our REIT net taxable income to our stockholders and meet certain tests regarding the nature of our income and assets. As a REIT, we are not subject to federal income taxes on our income and gains that we distribute to our stockholders as long as we satisfy certain requirements, principally relating to the nature of our income and the level of our distributions, as well as other factors. We believe that we have operated, and we intend to continue to operate, in a manner that allows us to continue to qualify as a REIT.

        We conduct business in various states and municipalities within the United States, and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

various state jurisdictions. As a result, we are subject to certain state and local taxes and a provision for such taxes is included in the consolidated financial statements.

        We elect to treat certain of our corporate subsidiaries as taxable REIT subsidiaries ("TRSs"). In general, a TRS may perform additional services for our investments and generally may engage in any real estate or non-real estate-related business (except for the operation or management of health care facilities or lodging facilities or providing to any person, under a franchise, license or otherwise, rights to any brand name under which any lodging facility or health care facility is operated). A TRS is subject to corporate federal, state and local income taxes.

        Significant judgment is required in determining our tax provision and in evaluating our tax positions. We establish tax reserves based on a benefit recognition model, which could result in a greater amount of benefit (and a lower amount of reserve) being initially recognized in certain circumstances. Provided that the tax position is deemed more likely than not of being sustained, we recognize the largest amount of tax benefit that is greater than 50% likely of being ultimately realized upon settlement. We derecognize the tax position when it is no longer more likely than not of being sustained.

        Our earnings and profits, which determine the taxability of distributions to stockholders, differ from net income reported for financial reporting purposes due primarily to differences in depreciation and timing differences of certain income and expense recognitions, for federal income tax purposes. Deferred income taxes relate primarily to our TRSs and are accounted for using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting bases of assets and liabilities of our TRSs and their respective tax bases and for their operating loss and tax credit carry forwards based on enacted tax rates expected to be in effect when such amounts are realized or settled. However, deferred tax assets are recognized only to the extent that it is more likely than not that they will be realized based on consideration of available evidence, including tax planning strategies and other factors (Note 12).

        We recognize deferred income taxes in certain of our subsidiaries taxable in the United States. Deferred income taxes are generally the result of temporary differences (items that are treated differently for tax purposes than for U.S. generally accepted accounting principles ("GAAP") purposes as described in Note 12). In addition, deferred tax assets arise from unutilized tax net operating losses, generated in prior years. Deferred income taxes are computed under the asset and liability method. The asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between tax bases and financial bases of assets and liabilities. We provide a valuation allowance against our deferred income tax assets when we believe that it is more likely than not that all or some portion of the deferred income tax asset may not be realized. Whenever a change in circumstances causes a change in the estimated realizability of the related deferred income tax asset, the resulting increase or decrease in the valuation allowance is included in deferred income tax expense (benefit).

        Share-Based Payments—We have granted Class A restricted stock units ("RSUs") to certain employees of the Subadvisor. RSUs issued to employees of the Subadvisor generally vest over three years, and are subject to continued employment. We also issued Class A common stock to our directors as part of their director compensation. The expense recognized for share-based payment transactions for awards made to directors is based on the grant date fair value estimated in accordance with current

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

accounting guidance for share-based payments. Share-based payment transactions for awards made to employees of the Subadvisor are based on the fair value of the services received. We recognize these compensation costs only for those shares expected to vest on a straight-line basis over the requisite service period of the award. We include share based payment transactions within Corporate general and administrative expense.

        Income Attributable to Noncontrolling Interests—Earnings attributable to noncontrolling interests are recognized in accordance with each respective investment agreement and, where applicable, based upon the allocation of the investment's net assets at book value as if the investment was hypothetically liquidated at the end of each reporting period.

        Loss Per Share—Loss per share, as presented, represents both basic and diluted per-share amounts for all periods presented in the consolidated financial statements. We calculate loss per share using the two-class method to reflect the different classes of our outstanding common stock. Loss per basic share of common stock is calculated by dividing Net loss attributable to CWI 2 by the weighted-average number of shares of common stock issued and outstanding during the year. The allocation of Net loss attributable to CWI 2 is calculated based on the weighted-average shares outstanding for Class A common stock and Class T common stock for the years ended December 31, 2018, 2017 and 2016.

        Use of Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Recent Accounting Requirements

        The following Accounting Standards Updates ("ASUs"), promulgated by the Financial Accounting Standards Board ("FASB"), are applicable to us:

Pronouncements Adopted as of December 31, 2018

        In May 2014, the FASB issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 supersedes or replaces nearly all GAAP revenue recognition guidance. The new guidance establishes a new control-based revenue recognition model that changes the basis for deciding when revenue is recognized over time or at a point in time and expands the disclosures about revenue. The new guidance also applies to sales of real estate and the new principles-based approach is largely based on the transfer of control of the real estate to the buyer. We adopted this guidance for our interim and annual periods beginning January 1, 2018 using the modified retrospective method. We performed a comprehensive evaluation of the impact of the new standard across our revenue streams and determined that the timing of revenue recognition and its classification in our consolidated financial statements will remain substantially unchanged. The adoption of ASU 2014-09 did not have a material impact on our consolidated financial statements.

        In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 intends to reduce diversity in practice for certain cash flow classifications, including, but not limited to (i) debt prepayment or debt extinguishment costs, (ii) contingent consideration payments made after a business combination, (iii) proceeds from the settlement of insurance claims, (iv) distributions received from equity method

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

investees and (v) separately identifiable cash flows and application of the predominance principle. We retrospectively adopted this guidance for our interim and annual periods beginning January 1, 2018. The adoption of ASU 2016-15 did not have an impact on our consolidated financial statements.

        In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. ASU 2016-18 intends to reduce diversity in practice for the classification and presentation of changes in restricted cash on the statement of cash flows. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. We retrospectively adopted this guidance for our interim and annual periods beginning January 1, 2018. See Restricted Cash above for additional information.

        In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist companies and other reporting organizations with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The changes to the definition of a business will likely result in more acquisitions being accounted for as asset acquisitions across all industries. The guidance is effective for annual reporting periods beginning after December 15, 2017, and the interim periods within those annual periods. We adopted this guidance for our interim and annual periods beginning January 1, 2018. We have had no acquisitions since the adoption of this guidance; however, we expect that certain future hotel acquisitions may be considered asset acquisitions rather than business combinations, which would affect the capitalization of acquisition costs (such costs are expensed for business combinations and capitalized for asset acquisitions).

        In February 2017, the FASB issued ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. ASU 2017-05 clarifies that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments define the term "in substance nonfinancial asset," in part, as a financial asset promised to a counterparty in a contract if substantially all of the fair value of the assets (recognized and unrecognized) that are promised to the counterparty in the contract is concentrated in nonfinancial assets. If substantially all of the fair value of the assets that are promised to the counterparty in a contract is concentrated in nonfinancial assets, then all of the financial assets promised to the counterparty are in substance nonfinancial assets within the scope of Subtopic 610-20. This amendment also clarifies that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. For example, a parent company may transfer control of nonfinancial assets by transferring ownership interests in a consolidated subsidiary. We adopted this guidance for our interim and annual periods beginning January 1, 2018. We will appropriately apply the guidance to prospective disposals of nonfinancial assets within the scope of Subtopic 610- 20.

        In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes, modifies, and adds certain fair value disclosure requirements. We adopted this guidance for our interim period beginning July 1, 2018. The adoption of this standard did not have a material impact on our consolidated financial statements.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        In August 2018, the FASB issued ASU 2018-15, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract (a consensus of the FASB Emerging Issues Task Force). ASU 2018-15 aligns the requirements for capitalizing implementation costs in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. We adopted this guidance for our interim period beginning October 1, 2018. The adoption of this standard did not have a material impact on our consolidated financial statements.

Pronouncements to be Adopted after December 31, 2018

        In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 modifies the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract, the lessee and the lessor. ASU 2016-02 provides new guidelines that change the accounting for leasing arrangements for lessees, whereby their rights and obligations under substantially all leases, existing and new, would be capitalized and recorded on the balance sheet. For lessors, however, the new standard remains equivalent to existing guidance, but has been updated to align with certain changes to the lessee model and the new revenue recognition standard.

        ASU 2016-02 provides two transition methods. The first transition method allows for application of the new model at the beginning of the earliest comparative period presented. Under the second transition method, comparative periods would not be restated, with any cumulative effect adjustments recognized in the opening balance of retained earnings in the period of adoption. In addition, a practical expedient was recently issued by the FASB which allows lessors to combine non-lease components with related lease components if certain conditions are met. We will adopt this guidance for our interim and annual periods beginning January 1, 2019 and expect to use the second transition method. We expect to recognize a right-of-use asset and a corresponding lease liability related to our operating leases. The right-of-use asset and corresponding lease liability are expected to be less than 1.0% of both total assets and total liabilities.

        In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. ASU 2017-12 will make more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess hedge effectiveness. It is intended to more closely align hedge accounting with companies' risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. ASU 2017-12 will be effective in fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, with early adoption permitted. We are in the process of evaluating the impact of adopting ASU 2017-12 on our consolidated financial statements and will adopt the standard for the fiscal year beginning January 1, 2019.

Note 3. Agreements and Transactions with Related Parties

Agreements with Our Advisor and Affiliates

        We have an advisory agreement with our Advisor (the "Advisory Agreement") to perform certain services for us under a fee arrangement, including managing our overall business, our investments, and certain administrative duties. The Advisory Agreement has a term of one year and may be renewed for

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Agreements and Transactions with Related Parties (Continued)

successive one-year periods. Our Advisor also has a subadvisory agreement with the Subadvisor (the "Subadvisory Agreement") whereby our Advisor pays 25% of its fees that it earns under the Advisory Agreement and Available Cash Distributions (as defined below) and 30% of the subordinated incentive distributions to the Subadvisor in return for certain personnel services.

        The following tables present a summary of fees we paid, expenses we reimbursed and distributions we made to our Advisor, the Subadvisor and other affiliates, as described below, in accordance with the terms of those agreements (in thousands):

	Years Ended December 31,
	2018	2017	2016
Amounts Included in the Consolidated Statements of Operations
Asset management fees	$10,400	$8,670	$4,372
Available Cash Distributions	5,467	5,078	3,325
Personnel and overhead reimbursements	4,069	3,514	2,550
Acquisition fees	—	4,415	23,329
Interest expense	—	332	50
Accretion of interest on annual distribution and shareholder servicing fee(a)	—	198	231

	$19,936	$22,207	$33,857

Other Transaction Fees Incurred
Capitalized loan refinancing fees	$245	$280	$—
Selling commissions and dealer manager fees	—	13,199	22,264
Annual distribution and shareholder servicing fee(a)	—	8,439	11,553
Capitalized acquisition fees for equity method investment(b)	—	6,195	—
Organization and offering costs	—	1,453	2,959
Capitalized refinancing fees for equity method investment	—	—	125

	$245	$29,566	$36,901

(a)
Starting with the payment of the third quarter 2017 distribution and shareholder servicing fee (which was paid in October 2017), we began making payments directly to selected dealers rather than through Carey Financial, LLC, or Carey Financial, a subsidiary of WPC and the former dealer manager of our offering; therefore, this activity is no longer considered a related party transaction.

(b)
Our Advisor elected to receive 50% of the acquisition fee related to our investment in the Ritz-Carlton Bacara, Santa Barbara Venture in shares of our Class A common stock and 50% in cash.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Agreements and Transactions with Related Parties (Continued)

        The following table presents a summary of amounts included in Due to related parties and affiliates in the consolidated financial statements (in thousands):

	December 31,
	2018	2017
Amounts Due to Related Parties and Affiliates
Reimbursable costs to our Advisor	$1,100	$768
Asset management fees and other due to our Advisor	884	877
Organization and offering costs to our Advisor	—	81

	$1,984	$1,726

Asset Management Fees, Disposition Fees and Loan Refinancing Fees

        We pay our Advisor an annual asset management fee equal to 0.55% of the aggregate Average Market Value of our Investments (as defined in the Advisory Agreement). Our Advisor is also entitled to receive disposition fees of up to 1.5% of the contract sales price of a property, as well as a loan refinancing fee of up to 1.0% of the principal amount of a refinanced loan, if certain conditions described in the Advisory Agreement are met. If our Advisor elects to receive all or a portion of its fees in shares of our Class A common stock, the number of shares issued is determined by dividing the dollar amount of fees by our most recently published estimated net asset value per share ("NAV") for Class A shares. At our Advisor's election, we paid our asset management fees in shares of our Class A common stock for the years ended December 31, 2018, 2017 and 2016. For the years ended December 31, 2018, 2017 and 2016, $10.4 million, $8.3 million and $4.1 million, respectively, in asset management fees were settled in shares of our Class A common stock. At December 31, 2018, our Advisor owned 2,527,551 shares (2.8%) of our total outstanding common stock. Asset management fees are included in Asset management fees to affiliate and other expenses in the consolidated financial statements.

Acquisition Fees to our Advisor

        Pursuant to our Advisory agreement, our Advisor is entitled to acquisition fees of 2.5% of the total investment cost of the properties acquired, including on our proportionate share of equity method investments and loans originated by us. The total fees to be paid may not exceed 6% of the aggregate contract purchase price of all investments, as measured over a period specified in our Advisory Agreement.

Available Cash Distributions

        Carey Watermark Holdings 2's special general partner interest entitles it to receive distributions of 10% of Available Cash, as defined in the agreement of limited partnership of the Operating Partnership ("Available Cash Distributions") generated by the Operating Partnership, subject to certain limitations. In addition, in the event of the dissolution of the Operating Partnership, Carey Watermark Holdings 2 will be entitled to receive distributions of up to 15% of net proceeds, provided certain return thresholds are met for the initial investors in the Operating Partnership. Available Cash Distributions are included in Income attributable to noncontrolling interests in the consolidated financial statements.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Agreements and Transactions with Related Parties (Continued)

Personnel and Overhead Reimbursements

        Under the terms of the Advisory Agreement, our Advisor generally allocates expenses of dedicated and shared resources, including the cost of personnel, rent and related office expenses, between us and our affiliate, Carey Watermark Investors Incorporated ("CWI 1"), based on total pro rata hotel revenues on a quarterly basis. Pursuant to the Subadvisory Agreement, after we reimburse our Advisor, it will subsequently reimburse the Subadvisor for personnel costs and other charges, including the services of our Chief Executive Officer, subject to the approval of our board of directors. These reimbursements are included in Corporate general and administrative expenses and Due to related parties and affiliates in the consolidated financial statements and are settled in cash. We have also granted RSUs to employees of the Subadvisor pursuant to our 2015 Equity Incentive Plan.

Selling Commissions and Dealer Manager Fees

        Pursuant to our former dealer manager agreement with Carey Financial, Carey Financial received a selling commission for sales of our Class A and Class T common stock. Until we made the first adjustment to our offering prices in March 2016 in connection with the publication of our initial NAVs as of December 31, 2015, Carey Financial received a selling commission of up to $0.70 and $0.19 per share sold and a dealer manager fee of up to $0.30 and $0.26 per share sold for the Class A and Class T common stock, respectively. After that adjustment, Carey Financial received a selling commission of $0.82 and $0.22 per share sold and a dealer manager fee of $0.35 and $0.30 per share sold for the Class A and Class T common stock, respectively. In connection with the extension of our initial public offering in 2017, we adjusted our offering prices again in April 2017 to reflect our NAVs as of December 31, 2016, with a selling commission of $0.84 and $0.23 per share sold and a dealer manager fee of $0.36 and $0.31 per share sold for the Class A and Class T common stock, respectively, which were paid through the termination of our offering on July 31, 2017. The selling commissions were re-allowed and a portion of the dealer manager fees could have been re-allowed to selected dealers. These amounts are recorded in Additional paid-in capital in the consolidated financial statements. During the years ended December 31, 2017 and 2016, we paid selling commissions and dealer manager fees totaling $13.2 million and $22.4 million, respectively.

        Through June 30, 2017, Carey Financial was entitled to receive an annual distribution and shareholder servicing fee in connection with our Class T common stock, which it may have re-allowed to selected dealers. Beginning with the payment for the third quarter of 2017, which was paid in October 2017, the distribution and shareholder servicing fee was paid by us directly to selected dealers rather than through Carey Financial; therefore, this activity is no longer considered a related party transaction. The amount of the distribution and shareholder servicing fee is 1.0% of the NAV of our Class T common stock. The distribution and shareholder servicing fee accrues daily and is payable quarterly in arrears. We will no longer incur the distribution and shareholder servicing fee after July 31, 2023; the fees may end sooner if the total underwriting compensation paid in respect of the offering reaches 10.0% of the gross offering proceeds or if we undertake a liquidity event, as described in our prospectus, before that date. During the years ended December 31, 2017 and 2016, $9.0 million and $11.6 million, respectively, of distribution and shareholder servicing fees were charged to stockholder's equity and $3.6 million and $2.3 million, respectively, of such fees were paid to Carey Financial, which it may have re-allowed to selected dealers. During the years ended December 31, 2018 and 2017, we paid $5.8 million and $1.5 million, respectively, of distribution and shareholder servicing fees to selected dealers.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 3. Agreements and Transactions with Related Parties (Continued)

Organization and Offering Costs

        Pursuant to the Advisory Agreement, we were liable for certain expenses related to our public offering, which were deducted from the gross proceeds of the offering. We reimbursed Carey Financial and selected dealers for reasonable bona fide due diligence expenses incurred that were supported by a detailed and itemized invoice. Our Advisor was reimbursed for all organization expenses and offering costs incurred in connection with our offering (excluding selling commissions and the dealer manager fees), which terminated on July 31, 2017. Through the life of our initial public offering, our Advisor incurred organization and offering costs on our behalf of approximately $9.1 million, all of which has been paid.

        During the offering period, costs incurred in connection with raising of capital are recorded as deferred offering costs. Upon receipt of offering proceeds, we charged the deferred offering costs to stockholders' equity. During the years ended December 31, 2017 and 2016, $2.8 million and $5.0 million, respectively, of deferred offering costs were charged to stockholders' equity.

Note Payable to WPC and Other Transactions with Affiliates

        Prior to the Working Capital Facility (defined below), our board of directors and the board of directors of WPC, from time to time, pre-approved loans from WPC to us. Any such loans were made solely at the discretion of WPC's management and were at an interest rate equal to the rate at which WPC was able to borrow funds under its senior unsecured credit facility. On January 20, 2016 and December 29, 2016, we borrowed $20.0 million and $210.0 million, respectively, from WPC; these loans were repaid in full during the first quarters of 2016 and 2017, respectively.

        On October 19, 2017, our Operating Partnership entered into a $25.0 million secured credit facility with WPC to fund our working capital needs (the "Working Capital Facility"), and all previous authorizations regarding loans from WPC were terminated. Pursuant to the related credit agreement, as amended, the Working Capital Facility bears interest at the London Interbank Offered Rate ("LIBOR") plus 1.0% and matures on the earlier of December 31, 2019 and the expiration or termination of the Advisory Agreement. We serve as guarantor of the Working Capital Facility and have pledged our unencumbered equity interest in certain properties as collateral, as further described in the related pledge and security agreement. As of December 31, 2018, no amounts were outstanding under the Working Capital Facility.

Jointly-Owned Investments

        At December 31, 2018, we owned interests in three ventures with our affiliate, CWI 1: the Marriott Sawgrass Golf Resort & Spa, a Consolidated Hotel, and the Ritz-Carlton Key Biscayne and the Ritz-Carlton Bacara, Santa Barbara, both Unconsolidated Hotels. A third-party also owns an interest in the Ritz-Carlton Key Biscayne. CWI 1 is a publicly owned, non-traded REIT that is also advised by our Advisor and invests in lodging and lodging-related properties.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Net Investments in Hotels

        Net investments in hotels are summarized as follows (in thousands):

	December 31,
	2018	2017
Buildings	$1,093,865	$1,092,315
Land	236,078	236,078
Furniture, fixtures and equipment	93,766	87,664
Building and site improvements	38,670	28,865
Construction in progress	2,554	3,108

Hotels, at cost	1,464,933	1,448,030
Less: Accumulated depreciation	(113,184)	(68,088)

Net investments in hotels	$1,351,749	$1,379,942

        During the year ended December 31, 2018, we retired fully depreciated furniture, fixtures and equipment aggregating $1.0 million.

Hurricane-Related Disruption

        Hurricane Irma made landfall in September 2017, impacting one of our Consolidated Hotels, the Marriott Sawgrass Golf Resort & Spa, which sustained damage and was forced to close for a short period of time. During the years ended December 31, 2018 and 2017, we recognized losses on hurricane-related property damage of $0.7 million and $2.7 million, respectively.

	Year Ended
(in thousands)	December 31, 2018	December 31, 2017
Net (write-up) write-off of fixed assets(a)	$(173)	$4,938
Remediation work performed	133	1,476
Decrease (increase) to property damage insurance receivables	722	(3,715)

Loss on hurricane-related property damage	$682	$2,699

(a)
Includes write-offs totaling $1.4 million during the year ended December 31, 2018 resulting from pre-existing damage (which was discovered as a result of Hurricane Irma and is not covered by insurance).

        During the year ended December 31, 2018, $0.9 million was recorded in the consolidated financial statements as Business interruption income.

        As the restoration work continues to be performed, the estimated total cost will change. Any changes to property damage estimates will be recorded in the periods in which they are determined and any additional remediation work will be recorded in the periods in which it is performed.

2017 Acquisition

        During the year ended December 31, 2017, we acquired one Consolidated Hotel, which was considered to be a business combination. We refer to this investment as our 2017 Acquisition.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Net Investments in Hotels (Continued)

Charlotte Marriott City Center

        On June 1, 2017, we acquired a 100.0% interest in the Charlotte Marriott City Center hotel from an unaffiliated third party, which includes real estate and other hotel assets, net of assumed liabilities, with a fair value totaling $168.9 million, as detailed in the table that follows. The 446-room full-service hotel is located in Charlotte, North Carolina. The hotel is managed by Marriott International, Inc. ("Marriott"). At closing, Marriott provided us a cumulative $4.0 million NOI guarantee, which guarantees minimum predetermined NOI amounts to us over a period of approximately three years, not to exceed $1.5 million annually. As of December 31, 2018, we have not made any drawdowns against this guarantee. In connection with this acquisition, we expensed acquisition costs of $5.0 million, including acquisition fees of $4.4 million paid to our Advisor. We obtained a non-recourse mortgage loan on the property of $103.0 million upon acquisition (Note 8).

        The following tables present a summary of assets acquired and liabilities assumed in this business combination, at the date of acquisition; as well as revenues and earnings thereon, from the date of acquisition through December 31, 2017 (in thousands):

Charlotte Marriott City Center
Acquisition Date	June 1, 2017
Cash consideration	$168,884

Assets acquired at fair value:
Building	$127,286
Land	24,800
Furniture, fixtures and equipment	17,380
Accounts receivable	541
Other assets	368
Liabilities assumed at fair value:
Accounts payable, accrued expenses and other liabilities	(1,491)

Net assets acquired at fair value	$168,884

From Acquisition Date Through December 31, 2017
Revenues	$22,189
Income from operations before income taxes	$5,214

Pro Forma Financial Information

        The following unaudited consolidated pro forma financial information presents our financial results as if the acquisitions that we completed during the years ended December 31, 2017 and 2016, and the new financings related to these acquisitions, had occurred on January 1, 2016 and 2015, respectively, with the exception of the acquisition of and new financing related to the Seattle Marriott Bellevue, which we present as if they had occurred on July 14, 2015, the opening date of the hotel. These transactions were accounted for as business combinations. The pro forma financial information is not

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Net Investments in Hotels (Continued)

necessarily indicative of what the actual results would have been had the acquisitions actually occurred on the dates listed above, nor does it purport to represent the results of operations for future periods.

	Year Ended December 31,
(Dollars in thousands)	2017	2016
Pro forma total revenues	$356,634	$341,679

Pro forma net income	$1,391	$2,035
Pro forma income attributable to noncontrolling interests	(991)	(3,577)

Pro forma net income (loss) attributable to CWI 2 stockholders	$400	$(1,542)

Class A Common Stock
Pro forma net income (loss) attributable to CWI 2 stockholders	$260	$(827)

Class T Common Stock
Pro forma net income (loss) attributable to CWI 2 stockholders	$140	$(715)

        All acquisition costs for the acquisitions we completed during the years ended December 31, 2017 and 2016 are presented as if they were incurred on January 1, 2016 and 2015, respectively, with the exception of the acquisition costs for the Seattle Marriott Bellevue, which are presented as if they were incurred on July 14, 2015.

Construction in Progress

        At December 31, 2018 and 2017, construction in progress, recorded at cost, was $2.6 million and $3.1 million, respectively, and related primarily to planned renovations at the Ritz-Carlton San Francisco and the Renaissance Atlanta Midtown Hotel, as well as the restoration of the Marriott Sawgrass Golf Resort & Spa as a result of the damage caused by Hurricane Irma at December 31, 2018, and planned renovations at the San Diego Marriott La Jolla and the Renaissance Atlanta Midtown Hotel at December 31, 2017. Upon substantial completion of the renovation work, costs are reclassified from construction in progress to buildings, buildings and site improvements and furniture, fixture and equipment, as applicable, and depreciation will commence.

        We capitalize qualifying interest expense and certain other costs, such as property taxes, property insurance, utilities expense and hotel incremental labor costs, related to hotels undergoing major renovations. We capitalized $0.3 million and $0.4 million, respectively, of such costs during the years ended December 31, 2018 and 2017. At December 31, 2018 and 2017, accrued capital expenditures were $1.4 million and $0.5 million, respectively, representing non-cash investing activity.

Asset Retirement Obligation

        We have recorded an asset retirement obligation for the removal of asbestos and environmental waste in connection with two of our Consolidated Hotels. We estimated the fair value of the asset retirement obligation based on the estimated economic life of the hotel and the estimated removal costs. The liability was discounted using the weighted-average interest rate on the associated fixed-rate mortgage loan at the time the liability was incurred. At both December 31, 2018 and 2017, our asset retirement obligation was $0.1 million and is included in Accounts payable, accrued expenses and other liabilities in the consolidated financial statements.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Equity Investments in Real Estate

        At December 31, 2018, we owned equity interests in two Unconsolidated Hotels, one with CWI 1 and one together with CWI 1 and an unrelated third party. We do not control the ventures that own these hotels, but we exercise significant influence over them. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting, such as basis differences from acquisition costs paid to our Advisor that we incur and other-than-temporary impairment charges, if any).

        Under the conventional approach of accounting for equity method investments, an investor applies its percentage ownership interest to the venture's net income to determine the investor's share of the earnings or losses of the venture. This approach is inappropriate if the venture's capital structure gives different rights and priorities to its investors. Therefore, we follow the hypothetical liquidation at book value ("HLBV") method in determining our share of these ventures' earnings or losses for the reporting period as this method better reflects our claim on the ventures' book value at the end of each reporting period. Earnings for our equity method investments are recognized in accordance with each respective investment agreement and, where applicable, based upon the allocation of the investment's net assets at book value as if the investment was hypothetically liquidated at the end of each reporting period.

Ritz-Carlton Bacara, Santa Barbara Venture

        On September 28, 2017, we formed a tenancy-in-common venture with CWI 1 to acquire the Bacara Resort & Spa for $380.0 million. We own a 60% interest in the venture and CWI 1 owns a 40% interest. Upon acquisition, the hotel was rebranded as the Ritz-Carlton Bacara, Santa Barbara and began being managed by Marriott. The venture meets the definition of joint control as all decisions with respect to the ownership, management and operation of the hotel must be made on a unanimous basis between us and CWI 1; therefore, we have accounted for our interest in this investment under the equity method of accounting. The venture obtained debt comprised of a $175.0 million senior mortgage loan with a floating annual interest rate of LIBOR plus 2.8% and a $55.0 million mezzanine loan with a floating annual interest rate of LIBOR plus 5.8%, both subject to interest rate caps. Both loans have maturity dates of September 28, 2021, with one-year extension options. We capitalized our share of acquisition costs totaling $6.9 million, including acquisition fees of $6.2 million paid to our Advisor. Our Advisor elected to receive 50% of its acquisition fees in shares of our Class A common stock and 50% in cash, which was approved by our board of directors. For the year ended December 31, 2017, $3.1 million in acquisitions fees were settled in shares of our Class A common stock.

Hurricane-Related Disruption

        The Ritz-Carlton Key Biscayne was impacted by Hurricane Irma when it made landfall in September 2017. The hotel sustained damage and was forced to close for a short period of time. During the years ended December 31, 2018 and 2017, the venture recorded a gain on hurricane-related property damage of $0.8 million and a loss on hurricane-related property damage of $3.6 million, respectively; however, there was no net impact to our investment in the venture under the HLBV method of accounting as a result of our priority return on investment.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Equity Investments in Real Estate (Continued)

        The following table sets forth our ownership interests in our equity investments in real estate and their respective carrying values. The carrying values of these ventures are affected by the timing and nature of distributions (dollars in thousands):

							Carrying Value at December 31,
		Number of Rooms		Our Initial Investment(a)	Acquisition Date	Hotel Type
Unconsolidated Hotels	State		% Owned				2018	2017
Ritz-Carlton Bacara, Santa Barbara Venture(b)(c)	CA	358	60%	$99,386	9/28/2017	Resort	$85,110	$97,584
Ritz-Carlton Key Biscayne Venture(d)(e)	FL	451	19.3%	37,559	5/29/2015	Resort	36,346	37,154

		809		$136,945			$121,456	$134,738

(a)
This amount represents purchase price plus capitalized costs, inclusive of fees paid to our Advisor, at the time of acquisition.

(b)
This investment represents a tenancy-in-common interest; the remaining 40% interest is owned by CWI 1.

(c)
We received net cash distributions of $5.1 million from this investment during the year ended December 31, 2018.

(d)
CWI 1 acquired a 47.4% interest in the venture on the same date. The remaining 33.3% interest is retained by the original owner. The number of rooms presented includes 149 condo-hotel units that participate in the resort rental program. This investment is considered a VIE (Note 2). We do not consolidate this entity because we are not the primary beneficiary and the nature of our involvement in the activities of the entity allows us to exercise significant influence but does not give us power over decisions that significantly affect the economic performance of the entity.

(e)
We received cash distributions of $2.3 million from this investment during the year ended December 31, 2018.

        The following table sets forth our share of equity in (losses) earnings from our Unconsolidated Hotels, which is based on the HLBV model, as well as amortization adjustments related to basis differentials from acquisitions of investments (in thousands):

	Years Ended December 31,
	2018	2017	2016
Ritz-Carlton Bacara, Santa Barbara Venture	$(7,314)	$(4,235)	$—
Ritz-Carlton Key Biscayne Venture	1,495	2,753	3,063

Total equity in (losses) earnings of equity method investments in real estate, net	$(5,819)	$(1,482)	$3,063

        No other-than-temporary impairment charges were recognized during either the years ended December 31, 2018 or 2017.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Equity Investments in Real Estate (Continued)

        At December 31, 2018 and 2017, the unamortized basis differences on our equity investments were $7.8 million and $8.0 million, respectively. Net amortization of the basis differences reduced the carrying values of our equity investments by $0.3 million, $0.1 million and less than $0.1 million during the years ended December 31, 2018, 2017 and 2016, respectively.

        The following tables present combined summarized financial information of our equity method investments in real estate. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (in thousands):

	2018			2017
							2016
		Ritz- Carlton Bacara, Santa Barbara Venture			Ritz- Carlton Bacara, Santa Barbara Venture(a)
	Total		Ritz- Carlton Key Biscayne Venture	Total		Ritz- Carlton Key Biscayne Venture	Ritz- Carlton Key Biscayne Venture
Balance Sheet—As of December 31,
Real estate, net	$643,145	$362,386	$280,759	$646,943	$367,035	$279,908	$291,015
Other assets	66,027	20,093	45,934	78,059	28,294	49,765	47,642

Total assets	709,172	382,479	326,693	725,002	395,329	329,673	338,657
Debt	415,973	227,535	188,438	416,335	226,636	189,699	190,039
Other liabilities	42,099	23,092	19,007	34,567	16,382	18,185	20,004

Total liabilities	458,072	250,627	207,445	450,902	243,018	207,884	210,043
Members' equity	251,100	131,852	119,248	274,100	152,311	121,789	128,614
Percentage of ownership in equity investee		60%	19.3%		60%	19.3%	19.3%

Pro-rata equity carrying value	102,126	79,111	23,015	114,892	91,387	23,505	24,823
Basis differential adjustment	7,757	5,999	1,758	8,026	6,197	1,829	1,901
HLBV adjustment	11,573	—	11,573	11,820	—	11,820	8,988

Carrying value	$121,456	$85,110	$36,346	$134,738	$97,584	$37,154	$35,712

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Equity Investments in Real Estate (Continued)

	2018			2017
							2016
		Ritz- Carlton Bacara, Santa Barbara Venture			Ritz- Carlton Bacara, Santa Barbara Venture(a)
	Total		Ritz- Carlton Key Biscayne Venture	Total		Ritz- Carlton Key Biscayne Venture	Ritz- Carlton Key Biscayne Venture
Income Statement—For the year ended December 31,
Hotel revenues	$179,199	$81,670	$97,529	$99,800	$15,269	$84,531	$80,882
Hotel operating expenses	164,601	79,955	84,646	95,423	18,906	76,517	72,801
Other operating expenses	179	86	93	59	52	7	110
Other income and (expenses)(b)	(20,384)	(13,494)	(6,890)	(14,395)	(3,161)	(11,234)	(8,154)
Provision for income taxes	(141)	—	(141)	1,121	(208)	1,329	(329)

Net (loss) income	(6,106)	(11,865)	5,759	(8,956)	(7,058)	(1,898)	(512)
Percentage of ownership in equity investee		60%	19.3%		60%	19.3%	19.3%

Pro-rata equity in (losses) earnings of equity method investments in real estate	(6,008)	(7,119)	1,111	(4,601)	(4,235)	(366)	(99)
Basis differential adjustment	(266)	(195)	(71)	(71)	—	(71)	(58)
HLBV adjustment	455	—	455	3,190	—	3,190	3,220

Equity in (losses) earnings of equity method investments in real estate	$(5,819)	$(7,314)	$1,495	$(1,482)	$(4,235)	$2,753	$3,063

(a)
We purchased our 60% interest in this venture on September 28, 2017.

(b)
Other income and (expenses) for the year ended December 31, 2018 for the Ritz-Carlton Bacara, Santa Barbara Venture is primarily comprised of interest expense related to its outstanding mortgage loans.

Note 6. Fair Value Measurements

        The fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments, including interest rate caps and swaps; and Level 3, for securities that do not fall into Level 1 or Level 2 and for which little or no market data exists, therefore requiring us to develop our own assumptions.

Items Measured at Fair Value on a Recurring Basis

        Derivative Assets and Liabilities—Our derivative assets and liabilities, which are included in Other assets and Accounts payable, accrued expenses and other liabilities, respectively, in the consolidated financial statements, are comprised of interest rate caps and swaps (Note 7).

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6. Fair Value Measurements (Continued)

        The valuation of our derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative instruments for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings and thresholds. These derivative instruments were classified as Level 2 as these instruments are custom, over-the-counter contracts with various bank counterparties that are not traded in an active market.

        We did not have any transfers into or out of Level 1, Level 2 and Level 3 category of measurements during the years ended December 31, 2018 or 2017. Gains and losses (realized and unrealized) recognized on items measured at fair value on a recurring basis included in earnings are reported in Other income and (expenses) in the consolidated financial statements.

        Our non-recourse debt, which we have classified as Level 3, had a carrying value of $833.8 million and $831.3 million at December 31, 2018 and 2017, respectively, and an estimated fair value of $825.8 million and $831.7 million at December 31, 2018 and 2017, respectively. We determined the estimated fair value using a discounted cash flow model with rates that take into account the interest rate risk. We also considered the value of the underlying collateral, taking into account the quality of the collateral and the then-current interest rate.

        We estimated that our other financial assets and liabilities had fair values that approximated their carrying values at both December 31, 2018 and 2017.

Items Measured at Fair Value on a Non-Recurring Basis (Including Impairment Charges)

        We periodically assess whether there are any indicators that the value of our real estate investments may be impaired or that the carrying value may not be recoverable. Where the undiscounted cash flows for an asset are less than the asset's carrying value when considering and evaluating the various alternative courses of action that may occur, we recognize an impairment charge to reduce the carrying value of the asset to its estimated fair value. Further, when we classify an asset as held for sale, we carry the asset at the lower of its carrying value or its fair value, less estimated cost to sell. The estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales. If relevant market information is not available or is not deemed appropriate, we perform a future net cash flow analysis, discounted for the inherent risk associated with each investment. We determined that the significant inputs used to value these investments fall within Level 3 for fair value reporting. We did not recognize any impairment charges during the years ended December 31, 2018, 2017, or 2016.

Note 7. Risk Management and Use of Derivative Financial Instruments

Risk Management

        In the normal course of our ongoing business operations, we encounter economic risk. There are two main components of economic risk that impact us: interest rate risk and market risk. We are

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Risk Management and Use of Derivative Financial Instruments (Continued)

primarily subject to interest rate risk on our interest-bearing assets and liabilities. Market risk includes changes in the value of our properties and related loans.

Derivative Financial Instruments

        When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates. We have not entered into, and do not plan to enter into, financial instruments for trading or speculative purposes. In addition to entering into derivative instruments on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts, which are considered to be derivative instruments. The primary risks related to our use of derivative instruments include: (i) a counterparty to a hedging arrangement defaulting on its obligation and (ii) a downgrade in the credit quality of a counterparty to such an extent that our ability to sell or assign our side of the hedging transaction is impaired. While we seek to mitigate these risks by entering into hedging arrangements with large financial institutions that we deem to be creditworthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment, as well as the approval, reporting and monitoring of derivative financial instrument activities.

        We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated, and that qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in Other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of any derivative is immediately recognized in earnings.

        The following table sets forth certain information regarding our derivative instruments on our Consolidated Hotels (in thousands):

		Asset Derivatives Fair Value at December 31,
	Balance Sheet Location
Derivatives Designated as Hedging Instruments		2018	2017
Interest rate swap	Other assets	$1,368	$1,480
Interest rate caps	Other assets	57	36

		$1,425	$1,516

        All derivative transactions with an individual counterparty are governed by a master International Swap and Derivatives Association agreement, which can be considered as a master netting arrangement; however, we report all our derivative instruments on a gross basis in our consolidated financial statements. At both December 31, 2018 and 2017, no cash collateral had been posted nor received for any of our derivative positions.

        We recognized unrealized gains of $0.5 million, $0.3 million and $0.3 million in Other comprehensive (loss) income on derivatives in connection with our interest rate swap and caps during the years ended December 31, 2018, 2017, and 2016, respectively.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7. Risk Management and Use of Derivative Financial Instruments (Continued)

        We reclassified $0.7 million, $0.2 million, and $0.7 million from Other comprehensive (loss) income on derivatives into Interest expense during the years ended December 31, 2018 and 2017, respectively.

        Amounts reported in Other comprehensive (loss) income related to our interest rate swap and caps will be reclassified to Interest expense as interest expense or income is incurred on our variable-rate debt. At December 31, 2018, we estimated that $1.2 million will be reclassified as Interest income during the next 12 months related to our interest rate swap and caps.

Interest Rate Swaps and Caps

        We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our investment partners may obtain variable-rate non-recourse and limited-recourse mortgage loans and, as a result, may enter into interest rate swap or cap agreements with counterparties. Interest rate swaps, which effectively convert the variable-rate debt service obligations of a loan to a fixed rate, are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period. The face amount on which the swaps are based is not exchanged. An interest rate cap limits the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using these derivatives is to limit our exposure to interest rate movements.

        The interest rate swap and caps that we had outstanding on our Consolidated Hotels at December 31, 2018 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

Interest Rate Derivatives	Number of Instruments	Notional Amount	Fair Value at December 31, 2018
Interest rate swap	1	$100,000	$1,368
Interest rate caps	6	297,500	57

			$1,425

Credit Risk-Related Contingent Features

        We measure our credit exposure on a counterparty basis as the net positive aggregate estimated fair value of our derivatives, net of any collateral received. No collateral was received as of December 31, 2018. At December 31, 2018, both our total credit exposure and the maximum exposure to any single counterparty were $1.5 million.

        Some of the agreements we have with our derivative counterparties contain cross-default provisions that could trigger a declaration of default on our derivative obligations if we default, or are capable of being declared in default, on certain of our indebtedness. At December 31, 2018, we had not been declared in default on any of our derivative obligations. At both December 31, 2018 and 2017, we had no derivatives that were in a net liability position.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Debt

        Our debt consists of mortgage notes payable, which are collateralized by the assignment of hotel properties. The following table presents the non-recourse debt on our Consolidated Hotels (dollars in thousands):

				Carrying Amount at December 31,
	Interest Rate		Current Maturity Date
Consolidated Hotels		Rate Type		2018	2017
San Jose Marriott(a)(b)	5.21%	Variable	7/2019	$87,880	$87,655
Marriott Sawgrass Golf Resort & Spa(a)	6.20%	Variable	11/2019	77,997	78,000
Seattle Marriott Bellevue(a)(c)	3.88%	Variable	1/2020	99,719	99,453
Le Méridien Arlington(a)(c)	5.21%	Variable	6/2020	34,787	34,645
Renaissance Atlanta Midtown Hotel(a)(b)(d)	4.38%	Variable	8/2021	48,332	46,945
Ritz-Carlton San Francisco	4.59%	Fixed	2/2022	142,887	142,851
Charlotte Marriott City Center	4.53%	Fixed	6/2022	102,488	102,338
Courtyard Nashville Downtown	4.15%	Fixed	9/2022	55,051	54,820
Embassy Suites by Hilton Denver—Downtown/Convention Center	3.90%	Fixed	12/2022	99,818	99,772
San Diego Marriott La Jolla	4.13%	Fixed	8/2023	84,877	84,850

				$833,836	$831,329

(a)
These mortgage loans have variable interest rates, which have effectively been capped or converted to fixed rates through the use of interest rate caps or swaps (Note 7). The interest rates presented for these mortgage loans reflect the rates in effect at December 31, 2018 through the use of an interest rate cap or swap, as applicable.

(b)
These mortgage loans have two one-year extension options, which are subject to certain conditions. The maturity dates in the table do not reflect the extension options.

(c)
These mortgage loans each have a one-year extension option, which are subject to certain conditions. The maturity dates in the table do not reflect the extension option.

(d)
At December 31, 2017, this debt was comprised of a $34.0 million senior mortgage loan and a $13.5 million mezzanine loan, both with variable interest rates subject to caps. On August 8, 2018, we refinanced these loans with one non-recourse mortgage loan totaling $49.0 million. See below for further discussion.

        Pursuant to our mortgage loan agreements, our consolidated subsidiaries are subject to various operational and financial covenants, including minimum debt service coverage and debt yield ratios. Most of our mortgage loan agreements contain "lock-box" provisions, which permit the lender to access or sweep a hotel's excess cash flow and could be triggered by the lender under limited circumstances, including the failure to maintain minimum debt service coverage ratios. If a lender requires that we enter into a cash management agreement, we would generally be permitted to spend an amount equal to our budgeted hotel operating expenses, taxes, insurance and capital expenditure reserves for the relevant hotel. The lender would then hold all excess cash flow after the payment of debt service in an escrow account until certain performance hurdles are met.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 8. Debt (Continued)

Covenants

        Pursuant to our mortgage loan agreements, our consolidated subsidiaries are subject to various operational and financial covenants, including minimum debt service coverage ratios. At December 31, 2018, we were in compliance with the applicable covenants for each of our mortgage loans.

Financing Activity During 2018

        On August 8, 2018, we refinanced the Renaissance Atlanta Midtown senior mortgage and mezzanine loans totaling $34.0 million and $13.5 million, respectively, with one non-recourse mortgage loan totaling $49.0 million, which has a floating annual interest rate of LIBOR plus 2.3% (with the interest rate decreasing to LIBOR plus 2.0% upon achieving a specific minimum debt service coverage ratio as described in the loan agreement). We have entered into an interest rate cap agreement with respect to this variable rate loan. The new loan matures in August 2021. We recognized a net loss on extinguishment of debt of $0.4 million on this refinancing during the year ended December 31, 2018.

Financing Activity During 2017

        During the first quarter of 2017, in connection with our acquisition of the Ritz-Carlton San Francisco in December 2016, which was financed in part by a loan of $210.0 million from WPC (Note 3), we obtained a non-recourse mortgage loan of $143.0 million, with a fixed interest rate of 4.6%. The loan has a maturity date of February 1, 2022 and is interest-only for the full term. We recognized $0.2 million of deferred financing costs related to this loan. We used the proceeds of this loan to repay, in part, the loan from WPC.

        During the second quarter of 2017, in connection with our acquisition of the Charlotte Marriott City Center, we obtained a non-recourse mortgage loan of $103.0 million, with a fixed interest rate of 4.5%. The loan has a maturity date of June 1, 2022 and is interest-only for the full term. We recognized $0.7 million of deferred financing costs related to this loan.

        During the third quarter of 2017, we refinanced our $42.0 million non-recourse mortgage loan on the Courtyard Nashville Downtown with a new non-recourse mortgage loan of $55.9 million, with a fixed interest rate of 4.2% and term to maturity of five years. We recognized a loss on extinguishment of debt of $0.3 million related to this refinancing.

Scheduled Debt Principal Payments

        Scheduled debt principal payments during each of the next five calendar years following December 31, 2018 are as follows (in thousands):

Years Ending December 31,	Total
2019	$170,895
2020	137,056
2021	53,498
2022	395,710
2023	79,741

836,900
Unamortized deferred financing costs	(3,064)

Total	$833,836

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9. Commitments and Contingencies

        At December 31, 2018, we were not involved in any material litigation. Various claims and lawsuits arising in the normal course of business are pending against us, including liens for which we may obtain a bond, provide collateral or provide an indemnity, but we do not expect the results of such proceedings to have a material adverse effect on our consolidated financial position, results of operations or cash flow.

Hotel Management Agreements

        As of December 31, 2018, our Consolidated Hotel properties are operated pursuant to long-term management agreements with three different management companies, with initial terms ranging from five to 40 years. For hotels operated with separate franchise agreements, each management company receives a base management fee, generally ranging from 2.5% to 3.0% of hotel revenues. Six of our management agreements contain the right and license to operate the hotels under specified brands; no separate franchise agreements exist and no separate franchise fee is required for these hotels. The management agreements that include the benefit of a franchise agreement incur a base management fee generally ranging from 3.0% to 7.0% of hotel revenues. The management companies are generally also eligible to receive an incentive management fee, which is typically calculated as a percentage of operating profit, either (i) in excess of projections with a cap or (ii) after the owner has received a priority return on its investment in the hotel. We incurred management fee expense, including amortization of deferred management fees, of $13.0 million, $12.1 million and $6.8 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Franchise Agreements

        Four of our Consolidated Hotels operate under franchise or license agreements with national brands that are separate from our management agreements. As of December 31, 2018, we have three franchise agreements with Marriott-owned brands and one with a Hilton-owned brand related to our Consolidated Hotels. Our typical franchise agreement provides for a term of 20 to 25 years. Typically, our franchise agreements provide for a license fee, or royalty, of 3.0% to 6.0% of room revenues and, if applicable, 3.0% of food and beverage revenue. In addition, we generally pay 1.0% to 4.0% of room revenues as marketing and reservation system contributions for the system-wide benefit of brand hotels. Franchise fees are included in sales and marketing expense in our consolidated financial statements. We incurred franchise fee expense, including amortization of deferred franchise fees, of $5.6 million, $6.2 million and $4.5 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Capital Expenditures and Reserve Funds

        With respect to our hotels that are operated under management or franchise agreements with major international hotel brands and for most of our hotels subject to mortgage loans, we are obligated to maintain furniture, fixtures and equipment reserve accounts for future capital expenditures at these hotels, sufficient to cover the cost of routine improvements and alterations at the hotels. The amount funded into each of these reserve accounts is generally determined pursuant to the management agreements, franchise agreements and/or mortgage loan documents for each of the respective hotels and typically ranges between 3.0% and 5.0% of the respective hotel's total gross revenue. As of December 31, 2018 and 2017, $20.4 million and $16.5 million, respectively, was held in furniture, fixtures and equipment reserve accounts for future capital expenditures and is included in Restricted cash in the consolidated financial statements.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9. Commitments and Contingencies (Continued)

Renovation Commitments

        Certain of our hotel franchise and loan agreements require us to make planned renovations to our hotels. Additionally, from time to time, certain of our hotels may undergo renovations as a result of our decision to upgrade portions of the hotels, such as guestrooms, public space, meeting space, and/or restaurants, in order to better compete with other hotels and alternative lodging options in our markets. At December 31, 2018, we had various contracts outstanding with third parties in connection with the renovation of certain of our hotels. The remaining commitments under these contracts at December 31, 2018 totaled $10.9 million. Funding for a renovation will first come from our furniture, fixtures and equipment reserve accounts, to the extent permitted by the terms of the management agreement. Should these reserves be unavailable or insufficient to cover the cost of the renovation, we will fund all or the remaining portion of the renovation with existing cash resources, proceeds available under our Working Capital Facility and/or other sources of available capital, including cash flow from operations.

Ritz-Carlton San Francisco NOI Guarantee Reserve

        In connection with our acquisition of the Ritz-Carlton San Francisco on December 30, 2016, at closing we funded a $10.0 million NOI guarantee reserve into a restricted cash account, which guaranteed us minimum predetermined NOI amounts over a period of approximately two years, with any remaining funds at the end of the two year period to be remitted back to the seller. Throughout the two year period, we made draws against this reserve and as of December 31, 2018 (the end of the two year period), we have estimated that a total of $1.2 million will be remitted to the seller and have recorded a liability in Accounts payable, accrued expenses and other liabilities and a corresponding amount in Acquisition-related expenses in the consolidated financial statements.

Note 10. Loss Per Share and Equity

Loss Per Share

        The following table presents loss per share (in thousands, except share and per share amounts):

	Year Ended December 31, 2018
	Basic and Diluted Weighted-Average Shares Outstanding	Allocation of Loss	Basic and Diluted Loss Per Share
Class A common stock	30,390,179	$(2,443)	$(0.08)
Class T common stock	58,842,820	(5,344)	(0.09)

Net loss attributable to CWI 2 stockholders		$(7,787)

	Year Ended December 31, 2017
	Basic and Diluted Weighted-Average Shares Outstanding	Allocation of Loss	Basic and Diluted Loss Per Share
Class A common stock	27,825,037	$(1,740)	$(0.06)
Class T common stock	54,686,084	(3,745)	(0.07)

Net loss attributable to CWI 2 stockholders		$(5,485)

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10. Loss Per Share and Equity (Continued)

	Year Ended December 31, 2016
	Basic and Diluted Weighted-Average Shares Outstanding	Allocation of Loss	Basic and Diluted Loss Per Share
Class A common stock	18,936,251	$(7,490)	$(0.42)
Class T common stock	30,657,538	(13,087)	(0.43)

Net loss attributable to CWI 2 stockholders		$(21,027)

        The allocation of Net loss attributable to CWI 2 stockholders is calculated based on the weighted-average shares outstanding for Class A common stock and Class T common stock for the period. The allocation for the Class A common stock excludes the accretion of interest on the annual distribution and shareholder servicing fee of $0.6 million, $0.3 million and $0.2 million for the years ended December 31, 2018, 2017 and 2016, respectively, which is only applicable to holders of Class T common stock (Note 3).

Reclassifications Out of Accumulated Other Comprehensive Income

        The following tables present a reconciliation of changes in Accumulated other comprehensive income by component for the periods presented (in thousands):

	Years Ended December 31,
Gains and Losses on Derivative Instruments	2018	2017	2016
Beginning balance	$1,373	$896	$(94)
Other comprehensive income before reclassifications	544	265	271
Amounts reclassified from accumulated other comprehensive income to interest expense	(715)	219	718

Net current period other comprehensive (loss) income	(171)	484	989
Net current period other comprehensive loss (income) attributable to noncontrolling interests	3	(7)	1

Ending balance	$1,205	$1,373	$896

Distributions

        Distributions paid to stockholders consist of ordinary income, capital gains, return of capital or a combination thereof for income tax purposes. The following table presents annualized cash distributions paid per share reported for tax purposes and serves as a designation of capital gain distributions, if

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10. Loss Per Share and Equity (Continued)

applicable, pursuant to Internal Revenue Code Section 857(b)(3)(C) and Treasury Regulation § 1.857-6(e):

	Years Ended December 31,
	2018		2017		2016
	Class A	Class T	Class A	Class T	Class A	Class T
Return of capital	$0.4656	$0.3817	$0.3541	$0.2866	$0.3009	$0.2455

Ordinary income	0.0984	0.0807	0.2037	0.1649	0.2253	0.1837

Total distributions paid	$0.5640	$0.4624	$0.5578	$0.4515	$0.5262	$0.4292

        The following table presents the quarterly per share distributions declared by our board of directors for the fourth quarter of 2018, payable in cash and in shares of our Class A and Class T common stock to stockholders of record on December 31, 2018:

Class A common stock			Class T common stock
Cash	Shares	Total	Cash	Shares	Total
$0.1410	$0.0339	$0.1749	$0.1153	$0.0339	$0.1492

        These distributions were paid on January 15, 2019 in the aggregate amount of $11.2 million. Distributions that are payable in shares of our Class A and Class T common stock are recorded at par value in our consolidated financial statements.

        During the year ended December 31, 2018, our board of directors declared distributions in the aggregate amount of $17.2 million for our Class A common stock and $27.0 million for our Class T common stock, which equates to $0.6996 per share and $0.5959 per share, respectively.

Transfer from Noncontrolling Interest

        On March 30, 2017, we purchased the incentive membership interest in the Courtyard Nashville Downtown venture from an unaffiliated third party for $3.5 million. Our acquisition of the membership interest is accounted for as an equity transaction, and we recorded an adjustment of approximately $3.5 million to Additional paid-in capital in our consolidated statement of equity for the year ended December 31, 2017 related to the difference between the carrying value and the purchase price. No gain or loss was recognized in the consolidated statement of operations.

Note 11. Share-Based Payments

2015 Equity Incentive Plan

        We maintain the 2015 Equity Incentive Plan, which authorizes the issuance of shares of stock-based awards to our officers and employees of the Subadvisor who perform services on our behalf. The 2015 Equity Incentive Plan provides for the grant of RSUs and dividend equivalent rights. A maximum of 2,000,000 shares may be granted, of which 1,878,782 shares remained available for future grants at December 31, 2018.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 11. Share-Based Payments (Continued)

        A summary of the RSU activity for the years ended December 31, 2018, 2017 and 2016 follows:

	RSU Awards
	Shares	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2016	30,250	$10.00
Granted	42,260	10.53
Vested(a)	(10,083)	10.00
Forfeited	(6,274)	10.36

Nonvested at January 1, 2017	56,153	10.36
Granted	49,344	10.74
Vested(a)	(21,745)	10.31
Forfeited	(24,747)	10.57

Nonvested at January 1, 2018	59,005	10.61
Granted	34,295	11.11
Vested(a)	(26,403)	10.51
Forfeited	(3,909)	10.96

Nonvested at December 31, 2018(b)	62,988	$10.90

(a)
RSUs generally vest over three years, are subject to continued employment and are forfeited upon the recipient's employment termination prior to vesting. The total fair value of shares vested during the year ended December 31, 2018, 2017 and 2016 was $0.3 million, $0.2 million and $0.1 million, respectively.

(b)
We currently expect to recognize stock-based compensation expense totaling approximately $0.4 million over the remaining vesting period. The awards to employees of the Subadvisor had a weighted-average remaining contractual term of 1.6 years at December 31, 2018.

Shares Granted to Directors

        During the years ended December 31, 2018, 2017 and 2016, we also issued 15,384 shares, 15,384 shares and 10,000 shares, respectively, of Class A common stock to our independent directors, at $11.11, $10.74 and $10.53 per share, respectively, as part of their director compensation.

Stock-Based Compensation Expense

        For the years ended December 31, 2018, 2017 and 2016, we recognized stock-based compensation expense related to RSU awards to employees of the Subadvisor under the 2015 Equity Incentive Plan and equity compensation issued to our independent directors aggregating $0.5 million, $0.4 million and $0.3 million, respectively. Stock-based compensation expense is included within Corporate general and administrative expenses in the consolidated financial statements. We have not recognized any income tax benefit in earnings for our share-based compensation arrangements since the inception of this plan.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Income Taxes

        As a REIT, we are permitted to own lodging properties but are prohibited from operating these properties. In order to comply with applicable REIT qualification rules, we enter into leases for each of our lodging properties with TRS lessees. The TRS lessees in turn contract with independent hotel management companies that manage day-to-day operations of our hotels under the oversight of the Subadvisor.

        The components of our provision for income taxes for the periods presented are as follows (in thousands):

	Years Ended December 31,
	2018	2017	2016
Federal
Current	$2,227	$2,787	$1,830
Deferred	141	248	395

	2,368	3,035	2,225

State and Local
Current	873	880	509
Deferred	18	(15)	(23)

	891	865	486

Total Provision	$3,259	$3,900	$2,711

        Deferred income taxes at December 31, 2018 and 2017 consist of the following (in thousands):

	At December 31,
	2018	2017
Deferred Tax Assets
Deferred revenue—key money	$1,696	$1,880
Accrued vacation payable and deferred rent	1,265	1,274
Net operating loss carryforwards	617	556
Gift card liability	2	3
Interest expense limitation	—	104
Other	453	437

Total deferred income taxes	4,033	4,254
Valuation allowance	(2,956)	(3,083)

Total deferred tax assets	1,077	1,171

Deferred Tax Liabilities
Other	(100)	(36)

Net Deferred Tax Asset	$977	$1,135

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 12. Income Taxes (Continued)

        A reconciliation of the provision for income taxes with the amount computed by applying the statutory federal income tax rate to income before provision for income taxes for the periods presented is as follows (dollars in thousands):

	Years Ended December 31,
	2018	2017	2016
Pre-tax income from taxable subsidiaries	$13,768	$9,581	$4,346

Federal provision at statutory tax rate(a)	$2,892	$3,353	$1,477
Income not subject to federal tax	(555)	(1,102)	(1,194)
State and local taxes, net of federal provision	539	644	406
Other	477	126	30
Valuation allowance	(127)	(1,020)	1,969
Non-deductible expenses	33	42	23
Revaluation of deferred taxes due to Tax Cuts and Jobs Act(b)	—	1,857	—

Total provision	$3,259	$3,900	$2,711

(a)
The applicable statutory tax rate was 21%, 35% and 34% for the years ended December 31, 2018, 2017 and 2016, respectively.

(b)
The Tax Cuts and Jobs Act, which was signed into law on December 22, 2017, lowered the U.S. corporate income tax rate from 35% to 21%. This amount reflects the net impact of the Tax Cuts and Jobs Act on our domestic TRSs.

        The utilization of net operating losses may be subject to certain limitations under the tax laws of the relevant jurisdiction. If not utilized, our federal and state and local net operating losses will begin to expire in 2038. As of December 31, 2018 and 2017, we recorded a valuation allowance of $3.0 million and $3.1 million, respectively, related to these net operating loss carryforwards and other deferred tax assets.

        The net deferred tax assets in the table above are comprised of deferred tax asset balances, net of certain deferred tax liabilities and valuation allowances, of $1.0 million and $1.1 million at December 31, 2018 and 2017, respectively, which are included in Other assets, net in the consolidated balance sheets.

        Our taxable subsidiaries recognize tax positions in the financial statements only when it is more likely than not that the position will be sustained on examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of benefit that will more likely than not be realized on settlement. A liability is established for differences between positions taken in a tax return and amounts recognized in the financial statements.

        We had no unrecognized tax benefits at December 31, 2018 and 2017.

        Our tax returns are subject to audit by taxing authorities. The statute of limitations varies by jurisdiction and ranges from three to four years. Such audits can often take years to complete and settle. The tax years 2015 through 2017 remain open to examination by the major taxing jurisdictions to which we are subject.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Selected Quarterly Financial Data (Unaudited)

(Dollars in thousands, except per share amounts)

	Three Months Ended
	March 31, 2018	June 30, 2018	September 30, 2018	December 31, 2018
Revenues	$91,179	$98,100	$87,177	$85,876
Operating expenses	77,622	81,784	76,650	77,733
Net income (loss)	1,584	4,334	(1,411)	(4,856)
Income attributable to noncontrolling interests	(3,078)	(1,249)	(1,194)	(1,917)

Net (loss) income attributable to CWI 2 stockholders	$(1,494)	$3,085	$(2,605)	$(6,773)

Class A common stock
Basic and diluted (loss) income per share	$(0.02)	$0.04	$(0.03)	$(0.07)
Distributions declared per share	0.1749	0.1749	0.1749	0.1749
Class T common stock
Basic and diluted (loss) income per share	$(0.02)	$0.03	$(0.03)	$(0.08)
Distributions declared per share	0.1492	0.1486	0.1489	0.1492

	Three Months Ended
	March 31, 2017	June 30, 2017	September 30, 2017	December 31, 2017
Revenues	$80,825	$88,040	$85,407	$86,538
Operating expenses(a)	69,277	78,355	79,790	76,575
Net income (loss)	3,799	309	(5,261)	(3,341)
(Income) loss attributable to noncontrolling interests	(2,761)	(32)	3,776	(1,974)

Net income (loss) attributable to CWI 2 stockholders	$1,038	$277	$(1,485)	$(5,315)

Class A common stock
Basic and diluted income (loss) per share(b)	$0.02	$—	$(0.02)	$(0.06)
Distributions declared per share	0.1713	0.1744	0.1749	0.1749
Class T common stock
Basic and diluted income (loss) per share(b)	$0.01	$—	$(0.02)	$(0.06)
Distributions declared per share	0.1450	0.1476	0.1480	0.1513

(a)
Results include a hurricane loss of $3.8 million for the three months ended September 30, 2017.

(b)
The sum of the quarterly (loss) income per share does not agree to the annual loss per share due to the issuance of our common stock that occurred during these periods.

CAREY WATERMARK INVESTORS 2 INCORPORATED

SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS

YEARS ENDED DECEMBER 31, 2018, 2017, AND 2016

(in thousands)

Description	Balance at Beginning of Year	Other Additions	Deductions	Balance at End of Year
Year Ended December 31, 2018
Valuation reserve for deferred tax assets	$3,083	$632	$(759)	$2,956

Year Ended December 31, 2017
Valuation reserve for deferred tax assets	$4,102	$—	$(1,019)	$3,083

Year Ended December 31, 2016
Valuation reserve for deferred tax assets	$1,953	$2,149	$—	$4,102

CAREY WATERMARK INVESTORS 2 INCORPORATED

SCHEDULE III REAL ESTATE AND ACCUMULATED DEPRECIATION DECEMBER 31, 2018

(in thousands)

												Life on which Depreciation in Latest Statement of Income is Computed
		Initial Cost to Company				Gross Amount at which Carried at Close of Period(c)
					(Decrease) Increase In Net Investments(b)
				Costs Capitalized Subsequent to Acquisition(a)					Accumulated Depreciation(c)	Date of Construction	Date Acquired
Description	Encumbrances	Land	Buildings			Land	Buildings	Total
Marriott Sawgrass Golf Resort & Spa	$77,997	$26,400	$93,551	$22,996	$(4,527)	$26,400	$112,019	$138,419	$12,990	1987	Apr. 2015	4 - 40 yrs.
Courtyard Nashville Downtown	55,051	8,500	47,443	2,171	51	8,500	49,666	58,166	4,881	1998	May 2015	4 - 40 yrs.
Embassy Suites by Hilton Denver—Downtown/Convention Center	99,818	13,000	153,358	2,861	—	13,000	156,219	169,219	12,644	2010	Nov. 2015	4 - 40 yrs.
Seattle Marriott Bellevue	99,719	19,500	149,111	96	—	19,500	149,208	168,708	10,990	2015	Jan. 2016	4 - 40 yrs.
Le Méridien Arlington	34,787	8,900	43,191	1,485	—	8,900	44,676	53,576	3,092	2007	Jun. 2016	4 - 40 yrs.
San Jose Marriott	87,880	7,509	138,319	809	—	7,509	139,128	146,637	8,691	2003	Jul. 2016	4 - 40 yrs.
San Diego Marriott La Jolla	84,877	20,264	110,300	4,967	38	20,264	115,305	135,569	7,138	1985	Jul. 2016	4 - 40 yrs.
Renaissance Atlanta Midtown Hotel	48,332	8,600	64,441	2,895	—	8,600	67,335	75,935	3,890	2009	Aug. 2016	4 - 40 yrs.
Ritz-Carlton San Francisco	142,887	98,605	170,372	1,149	—	98,605	171,521	270,126	8,693	1991	Dec. 2016	4 - 40 yrs.
Charlotte Marriott City Center	102,488	24,800	127,287	171	—	24,800	127,458	152,258	5,069	1983	Jun. 2017	4 - 40 yrs.

	$833,836	$236,078	$1,097,373	$39,600	$(4,438)	$236,078	$1,132,535	$1,368,613	$78,078

(a)
Consists of the cost of improvements subsequent to acquisition, including construction costs primarily for renovations pursuant to our contractual obligations.

(b)
The decrease in net investment of the Marriott Sawgrass Golf Resort & Spa was related primarily to the net write-off of assets damaged by Hurricane Irma (Note 4).

(c)
A reconciliation of hotels and accumulated depreciation follows:

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO SCHEDULE III—REAL ESTATE AND ACCUMULATED DEPRECIATION

(in thousands)

	Reconciliation of Hotels
	Years Ended December 31,
	2018	2017	2016
Beginning balance	$1,357,258	$1,191,218	$343,067
Improvements	11,250	18,587	8,950
Write-up (write-off) of assets damaged by hurricane (Note 4)	105	(4,633)	—
Additions	—	152,086	839,201

Ending balance	$1,368,613	$1,357,258	$1,191,218

	Reconciliation of Accumulated Depreciation for Hotels
	Years Ended December 31,
	2018	2017	2016
Beginning balance	$47,221	$18,506	$3,216
Depreciation expense	30,857	28,715	15,290

Ending balance	$78,078	$47,221	$18,506

        At December 31, 2018, the aggregate cost of real estate that we and our consolidated subsidiaries own for federal income tax purposes was approximately $1.5 billion.

CAREY WATERMARK INVESTORS 2 INCORPORATED

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2019 AND DECEMBER 31, 2018

(UNAUDITED)

(in thousands, except share and per share amounts)

	September 30, 2019	December 31, 2018
Assets
Investments in real estate:
Hotels, at cost	$1,465,401	$1,464,933
Accumulated depreciation	(146,101)	(113,184)

Net investments in hotels	1,319,300	1,351,749
Equity investments in real estate	115,733	121,456
Cash and cash equivalents	74,777	76,823
Restricted cash	34,188	27,114
Accounts receivable, net	30,991	18,826
Other assets	11,333	9,346

Total assets(a)	$1,586,322	$1,605,314

Liabilities and Equity
Non-recourse debt, net	$831,393	$833,836
Accounts payable, accrued expenses and other liabilities	63,902	61,913
Due to related parties and affiliates	1,790	1,984
Distributions payable	11,476	11,178

Total liabilities(a)	908,561	908,911

Commitments and contingencies (Note 9)
Preferred stock, $0.001 par value, 50,000,000 shares authorized; none issued	—	—
Class A common stock, $0.001 par value; 320,000,000 shares authorized; 32,259,287 and 31,023,863 shares, respectively, issued and outstanding	32	31
Class T common stock, $0.001 par value; 80,000,000 shares authorized; 60,068,601 and 59,006,632 shares, respectively, issued and outstanding	60	59
Additional paid-in capital	843,008	825,896
Distributions and accumulated losses	(191,703)	(156,823)
Accumulated other comprehensive (loss) income	(59)	1,205

Total stockholders' equity	651,338	670,368
Noncontrolling interests	26,423	26,035

Total equity	677,761	696,403

Total liabilities and equity	$1,586,322	$1,605,314

(a)
See Note 2 for details related to variable interest entities ("VIEs").

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS 2 INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(UNAUDITED)

(in thousands, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Revenues
Hotel Revenues
Rooms	$64,258	$63,091	$194,859	$190,375
Food and beverage	18,158	19,273	67,969	70,368
Other operating revenue	5,189	4,751	15,877	15,651
Business interruption income	827	62	827	62

Total Hotel Revenues	88,432	87,177	279,532	276,456

Expenses
Rooms	14,439	14,686	42,459	43,558
Food and beverage	15,302	15,999	50,566	51,572
Other hotel operating expenses	1,133	1,358	3,545	4,196
General and administrative	8,405	7,397	25,538	23,443
Sales and marketing	8,042	7,508	24,034	23,138
Property taxes, insurance, rent and other	5,960	4,801	17,500	15,528
Repairs and maintenance	3,329	3,157	9,778	9,043
Management fees	3,024	3,257	9,815	9,981
Utilities	2,416	2,403	6,683	6,846
Depreciation	11,914	11,423	35,632	34,175

Total Hotel Operating Expenses	73,964	71,989	225,550	221,480

Asset management fees to affiliate and other expenses	2,497	2,790	8,131	8,279
Corporate general and administrative expenses	1,859	1,712	5,731	5,551
Transaction costs	1,132	—	1,647	—
Loss (gain) on hurricane-related property damage	—	159	(10)	748

Total Expenses	79,452	76,650	241,049	236,058

Operating Income	8,980	10,527	38,483	40,398

Interest expense	(10,040)	(10,176)	(30,290)	(30,274)
Equity in losses of equity method investments in real estate, net	(990)	(1,049)	(2,467)	(3,440)
Loss on extinguishment of debt	—	(380)	—	(380)
Other income	325	365	739	551

(Loss) income before income taxes	(1,725)	(713)	6,465	6,855
Provision for income taxes	(600)	(698)	(538)	(2,351)

Net (Loss) Income	(2,325)	(1,411)	5,927	4,504
Income attributable to noncontrolling interests (inclusive of Available Cash Distributions to a related party of $1,324, $1,691, $4,453 and $3,907, respectively)	(369)	(1,194)	(6,638)	(5,521)

Net Loss Attributable to CWI 2 Stockholders	$(2,694)	$(2,605)	$(711)	$(1,017)

Class A Common Stock
Net loss attributable to CWI 2 Stockholders	$(907)	$(834)	$(132)	$(182)

Basic and diluted weighted-average shares outstanding	32,209,075	30,558,370	31,805,056	30,192,311

Basic and diluted loss per share	$(0.03)	$(0.03)	$—	$(0.01)

Class T Common Stock
Net loss attributable to CWI 2 Stockholders	$(1,787)	$(1,771)	$(579)	$(835)

Basic and diluted weighted-average shares outstanding	60,157,028	58,977,743	59,845,797	58,708,033

Basic and diluted loss per share	$(0.03)	$(0.03)	$(0.01)	$(0.01)

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS 2 INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(UNAUDITED)

(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net (Loss) Income	(2,325)	(1,411)	5,927	4,504
Other Comprehensive (Loss) Income
Unrealized (loss) gain on derivative instruments	(216)	(51)	(1,258)	788

Comprehensive (Loss) Income	(2,541)	(1,462)	4,669	5,292

Amounts Attributable to Noncontrolling Interests
Net income	(369)	(1,194)	(6,638)	(5,521)
Unrealized (gain) loss on derivative instruments	(4)	1	(6)	1

Comprehensive income attributable to noncontrolling interests	(373)	(1,193)	(6,644)	(5,520)

Comprehensive Loss Attributable to CWI 2 Stockholders	$(2,914)	$(2,655)	$(1,975)	$(228)

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS 2 INCORPORATED

CONSOLIDATED STATEMENTS OF EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(UNAUDITED)

(in thousands, except share and per share amounts)

	CWI 2 Stockholders
	Common Stock
	Class A		Class T			Distributions and Accumulated Losses	Accumulated Other Comprehensive (Loss) Income	Total CWI 2 Stockholders' Equity
					Additional Paid-In Capital				Noncontrolling Interests	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance at July 1, 2019	31,888,790	$32	59,700,870	$60	$837,414	$(177,533)	$161	$660,134	$27,374	$687,508
Net (loss) income						(2,694)		(2,694)	369	(2,325)
Shares issued, net of offering costs	179,826	1	391,622	—	6,506			6,507		6,507
Shares issued to affiliates	235,178	—			2,683			2,683		2,683
Distributions to noncontrolling interests								—	(1,324)	(1,324)
Stock dividends issued	94,744	—	177,375	1				1		1
Shares issued under share incentive plans					96			96		96
Distributions declared ($0.1749 and $0.1492 per share to Class A and Class T, respectively)						(11,476)		(11,476)		(11,476)
Other comprehensive (loss) income							(220)	(220)	4	(216)
Repurchase of shares	(139,251)	(1)	(201,266)	(1)	(3,691)			(3,693)		(3,693)

Balance at September 30, 2019	32,259,287	$32	60,068,601	$60	$843,008	$(191,703)	$(59)	$651,338	$26,423	$677,761

Balance at July 1, 2018	30,240,017	$30	58,520,084	$58	$817,178	$(125,175)	$2,211	$694,302	$27,018	$721,320
Net (loss) income						(2,605)		(2,605)	1,194	(1,411)
Shares issued, net of offering costs	187,561	—	402,782	—	6,543			6,543		6,543
Shares issued to affiliates	234,643	1			2,606			2,607		2,607
Distributions to noncontrolling interests								—	(2,366)	(2,366)
Stock dividends issued	92,272	—	178,576	1				1		1
Shares issued under share incentive plans	83							83		83
Distributions declared ($0.1749 and $0.1489 per share to Class A and Class T, respectively)						(11,093)		(11,093)		(11,093)
Other comprehensive loss							(49)	(49)	(2)	(51)
Repurchase of shares	(86,501)	—	(252,299)	—	(3,577)			(3,577)		(3,577)

Balance at September 30, 2018	30,667,992	$31	58,849,143	$59	$822,833	$(138,873)	$2,162	$686,212	$25,844	$712,056

CAREY WATERMARK INVESTORS 2 INCORPORATED

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019 AND 2018

(UNAUDITED)

(in thousands, except share and per share amounts)

	CWI 2 Stockholders
	Common Stock
	Class A		Class T			Distributions and Accumulated Losses	Accumulated Other Comprehensive (Loss) Income	Total CWI 2 Stockholders' Equity
					Additional Paid-In Capital				Noncontrolling Interests	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2019	31,023,863	$31	59,006,632	$59	$825,896	$(156,823)	$1,205	$670,368	$26,035	$696,403
Net (loss) income						(711)		(711)	6,638	5,927
Shares issued, net of offering costs	549,101	1	1,190,219	1	19,644			19,646		19,646
Shares issued to affiliates	709,469	1			8,024			8,025		8,025
Distributions to noncontrolling interests								—	(6,256)	(6,256)
Stock dividends issued	283,126	—	534,474	1				1		1
Shares issued under share incentive plans	19,352	—			147			147		147
Stock-based compensation to directors	18,476	—			210			210		210
Distributions declared ($0.5247 and $0.4475 per share to Class A and Class T, respectively)						(34,169)		(34,169)		(34,169)
Other comprehensive (loss) income							(1,264)	(1,264)	6	(1,258)
Repurchase of shares	(344,100)	(1)	(662,724)	(1)	(10,913)			(10,915)		(10,915)

Balance at September 30, 2019	32,259,287	$32	60,068,601	$60	$843,008	$(191,703)	$(59)	$651,338	$26,423	$677,761

Balance at January 1, 2018	29,510,914	$29	57,871,712	$58	$807,377	$(104,809)	$1,373	$704,028	$27,757	$731,785
Net (loss) income						(1,017)		(1,017)	5,521	4,504
Shares issued, net of offering costs	581,465	1	1,236,670	1	20,495			20,497		20,497
Shares issued to affiliates	708,627	1			7,785			7,786		7,786
Distributions to noncontrolling interests								—	(7,433)	(7,433)
Stock dividends issued	277,069	—	539,694	1				1		1
Shares issued under share incentive plans	17,535	—			134			134		134
Stock-based compensation to directors	15,384	—			171			171		171
Distributions declared ($0.5247 and $0.4467 per share to Class A and Class T, respectively)						(33,047)		(33,047)		(33,047)
Other comprehensive income (loss)							789	789	(1)	788
Repurchase of shares	(443,002)	—	(798,933)	(1)	(13,129)			(13,130)		(13,130)

Balance at September 30, 2018	30,667,992	$31	58,849,143	$59	$822,833	$(138,873)	$2,162	$686,212	$25,844	$712,056

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS 2 INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Nine Months Ended September 30,
	2019	2018
Cash Flows—Operating Activities
Net income	$5,927	$4,504
Adjustments to net income:
Depreciation	35,632	34,175
Asset management fees to affiliates settled in shares	8,050	7,793
Equity in losses of equity method investments in real estate, net	2,467	3,440
Amortization of deferred key money, deferred financing costs and other	887	1,001
Business interruption income	(827)	(62)
Amortization of stock-based compensation expense	464	403
(Gain) loss on hurricane-related property damage	(10)	748
Loss on extinguishment of debt	—	380
Net changes in other assets and liabilities	(6,133)	(4,072)
Business interruption insurance proceeds	1,708	53
Distributions of earnings from equity method investments	1,285	812
(Decrease) increase in due to related parties and affiliates	(67)	318
Funding of hurricane-related remediation work	—	(163)

Net Cash Provided by Operating Activities	49,383	49,330

Cash Flows—Investing Activities
Distributions from equity investments in excess of cumulative equity income	7,039	5,176
Capital expenditures	(7,006)	(11,232)
Capital contributions to equity investment in real estate	(5,145)	(486)
Net Cash Used in Investing Activities	(5,112)	(6,542)
Cash Flows—Financing Activities
Distributions paid	(33,871)	(32,910)
Net proceeds from issuance of shares	15,394	15,508
Repurchase of shares	(10,915)	(13,130)
Distributions to noncontrolling interests	(6,256)	(7,433)
Scheduled payments and prepayments of mortgage principal	(3,284)	(47,502)
Deferred financing costs	(188)	(548)
Withholdings on restricted stock units	(108)	(99)
Purchase of interest rate cap	(15)	(118)
Proceeds from mortgage financing	—	49,000

Net Cash Used in Financing Activities	(39,243)	(37,232)

Change in Cash and Cash Equivalents and Restricted Cash During the Period
Net increase in cash and cash equivalents and restricted cash	5,028	5,556
Cash and cash equivalents and restricted cash, beginning of period	103,937	98,109

Cash and cash equivalents and restricted cash, end of period	$108,965	$103,665

See Notes to Consolidated Financial Statements.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Business

Organization

        Carey Watermark Investors 2 Incorporated ("CWI 2") is a publicly owned, non-traded real estate investment trust ("REIT") that, together with its consolidated subsidiaries, invests in, manages and seeks to enhance the value of, interests in lodging and lodging-related properties in the United States. We conduct substantially all of our investment activities and own all of our assets through CWI 2 OP, LP (the "Operating Partnership"). We are a general partner and a limited partner of, and own a 99.985% capital interest in, the Operating Partnership. Carey Watermark Holdings 2, LLC ("Carey Watermark Holdings 2"), which is owned indirectly by W. P. Carey Inc. ("WPC"), holds a special general partner interest in the Operating Partnership.

        We are managed by Carey Lodging Advisors, LLC (our "Advisor"), an indirect subsidiary of WPC. Our Advisor manages our overall portfolio, including providing oversight and strategic guidance to the independent hotel operators that manage our hotels. CWA 2, LLC (the "Subadvisor"), a subsidiary of Watermark Capital Partners LLC, provides services to our Advisor primarily relating to acquiring, managing, financing and disposing of our hotels and overseeing the independent operators that manage the day-to-day operations of our hotels. In addition, the Subadvisor provides us with the services of Mr. Michael G. Medzigian, our Chief Executive Officer, subject to the approval of our independent directors.

        We held ownership interests in 12 hotels at September 30, 2019, including ten hotels that we consolidate ("Consolidated Hotels") and two hotels that we record as equity investments ("Unconsolidated Hotels").

Public Offering

        We raised offering proceeds in our initial public offering of $280.3 million from our Class A common stock and $571.0 million from our Class T common stock. The offering commenced in May 2014 and closed in July 2017. We have fully invested the proceeds from our offering. In addition, from inception through September 30, 2019, $26.9 million and $53.7 million of distributions were reinvested in our Class A and Class T common stock, respectively, through our distribution reinvestment plan ("DRIP").

Proposed Merger

        On October 22, 2019, we and Carey Watermark Investors Incorporated ("CWI 1") announced that we have entered into a definitive merger agreement under which we will merge in an all-stock transaction, with CWI 1 surviving the merger as our wholly-owned subsidiary. The transaction is expected to close in the first quarter of 2020, subject to the approval of our stockholders and CWI 1's stockholders, among other conditions. Following the close of the merger, the combined company will complete an internalization transaction with our Advisor and Subadvisor, as a result of which the combined company will become self-managed (Note 12).

Note 2. Basis of Presentation

Basis of Presentation

        Our interim consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and, therefore, do not necessarily include all information and footnotes

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 2. Basis of Presentation (Continued)

necessary for a fair statement of our consolidated financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the United States ("GAAP").

        In the opinion of management, the unaudited financial information for the interim periods presented in this Joint Proxy Statement/Prospectus reflects all normal and recurring adjustments necessary for a fair statement of financial position, results of operations and cash flows. Our interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements and accompanying notes for the year ended December 31, 2018, which are included in this Joint Proxy Statement/Prospectus beginning on page F-87, as certain disclosures that would substantially duplicate those contained in the audited consolidated financial statements have not been included in this section. Operating results for interim periods are not necessarily indicative of operating results for an entire year.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in our consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Basis of Consolidation

        Our consolidated financial statements reflect all of our accounts, including those of our controlled subsidiaries. The portions of equity in consolidated subsidiaries that are not attributable, directly or indirectly, to us are presented as noncontrolling interests. All significant intercompany accounts and transactions have been eliminated.

        When we obtain an economic interest in an entity, we evaluate the entity to determine if it should be deemed a VIE, and, if so, whether we are the primary beneficiary and are therefore required to consolidate the entity. There have been no significant changes in our VIE policies from what was disclosed in the Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2019.

        At September 30, 2019 and December 31, 2018, we considered three and four entities to be VIEs, respectively, of which we consolidated two and three, respectively, as we are considered the primary beneficiary. The following table presents a summary of selected financial data of consolidated VIEs included in the consolidated balance sheets (in thousands):

	September 30, 2019	December 31, 2018
Net investments in hotels	$285,253	$566,272
Total assets	313,688	603,403
Non-recourse debt, net	$176,398	$320,603
Total liabilities	194,158	350,920

Reclassifications

        Certain prior period amounts have been reclassified to conform to the current period presentation.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 2. Basis of Presentation (Continued)

Accounting Policy Update

        Transaction Costs—Transaction costs for the three and nine months ended September 30, 2019 are costs incurred in connection with the proposed merger with CWI 1 and related transactions, discussed in Note 1 and Note 12, and included legal, accounting, financial advisory and other transaction costs. These costs are expensed as incurred in the consolidated statements of operations.

Restricted Cash

        The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets to the consolidated statements of cash flows (in thousands):

	September 30, 2019	December 31, 2018
Cash and cash equivalents	$74,777	$76,823
Restricted cash	34,188	27,114

Total cash and cash equivalents and restricted cash	$108,965	$103,937

Recent Accounting Pronouncements

Pronouncements Adopted as of September 30, 2019

        In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842). ASU 2016-02 modifies the principles for the recognition, measurement, presentation, and disclosure of leases for both parties to a contract: the lessee and the lessor. ASU 2016-02 provides new guidelines that change the accounting for leasing arrangements for lessees, whereby their rights and obligations under substantially all leases, existing and new, are capitalized and recorded on the balance sheet. For lessors, however, the new standard remains generally consistent with existing guidance, but has been updated to align with certain changes to the lessee model and ASU 2014-09, Revenue from Contracts with Customers (Topic 606).

        We adopted this guidance for our interim and annual periods beginning January 1, 2019 using the modified retrospective method, applying the transition provisions at the beginning of the period of adoption rather than at the beginning of the earliest comparative period presented. We elected the package of practical expedients as permitted under the transition guidance, which allowed us to not reassess whether arrangements contain leases, lease classification and initial direct costs. The adoption of the lease standard did not result in a cumulative effect adjustment recognized in the opening balance of retained earnings as of January 1, 2019. On January 1, 2019, we recognized a right-of-use asset and a corresponding lease liability related to our operating leases of $1.5 million and $2.3 million, respectively, in Other assets and Accounts payable, accrued expenses and other liabilities, respectively, in our consolidated balance sheet.

        In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. ASU 2017-12 makes more financial and nonfinancial hedging strategies eligible for hedge accounting. It also amends the presentation and disclosure requirements and changes how companies assess hedge effectiveness. It is intended to more closely

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 2. Basis of Presentation (Continued)

align hedge accounting with companies' risk management strategies, simplify the application of hedge accounting, and increase transparency as to the scope and results of hedging programs. We adopted this guidance for our interim and annual periods beginning January 1, 2019. The adoption of ASU 2017-12 did not have a material impact on our consolidated financial statements.

        In June 2018, the FASB issued ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. ASU 2018-07 expands the scope of Topic 718 to include share-based payment transactions in exchange for goods and services from nonemployees, which will align the accounting for such payments to nonemployees with the existing requirements for share-based payments granted to employees (with certain exceptions). These share-based payments will now be measured at the grant-date fair value of the equity instrument issued. We adopted this guidance for our interim and annual periods beginning January 1, 2019. The adoption of this standard did not have a material impact on our consolidated financial statements.

Note 3. Agreements and Transactions with Related Parties

Agreements with Our Advisor and Affiliates

        We have an advisory agreement with our Advisor (the "Advisory Agreement") to perform certain services for us under a fee arrangement, including managing our overall business, our investments and certain administrative duties. The Advisory Agreement has a term of one year and may be renewed for successive one-year periods. Our Advisor also has a subadvisory agreement with the Subadvisor (the "Subadvisory Agreement") whereby our Advisor pays 25% of its fees earned under the Advisory Agreement and Available Cash Distributions (as defined below) and 30% of the subordinated incentive distributions to the Subadvisor in return for certain personnel services.

        The following tables present a summary of fees we paid, expenses we reimbursed and distributions we made to our Advisor, the Subadvisor and other affiliates, as described below, in accordance with the terms of those agreements (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Amounts Included in the Consolidated Statements of Operations
Asset management fees	$2,683	$2,607	$8,050	$7,793
Available Cash Distributions	1,324	1,691	4,453	3,907
Personnel and overhead reimbursements	1,016	968	3,121	2,969

	$5,023	$5,266	$15,624	$14,669

Other Transaction Fees Incurred
Capitalized loan refinancing fees	$—	$245	$—	$245

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 3. Agreements and Transactions with Related Parties (Continued)

        The following table presents a summary of the amounts included in Due to related parties and affiliates in the consolidated financial statements (in thousands):

	September 30, 2019	December 31, 2018
Amounts Due to Related Parties and Affiliates
Reimbursable costs due to our Advisor	$896	$1,100
Asset management fees and other to our Advisor	894	884

	$1,790	$1,984

Asset Management Fees, Disposition Fees and Loan Refinancing Fees

        We pay our Advisor an annual asset management fee equal to 0.55% of the aggregate average market value of our investments, as described in the Advisory Agreement. Our Advisor is also entitled to receive disposition fees of up to 1.5% of the contract sales price of a property, as well as a loan refinancing fee of up to 1.0% of the principal amount of a refinanced loan, if certain conditions described in the Advisory Agreement are met. If our Advisor elects to receive all or a portion of its fees in shares of our Class A common stock, the number of shares issued is determined by dividing the dollar amount of fees by our most recently published estimated net asset value per share ("NAV") for Class A shares. For the nine months ended September 30, 2019 and 2018, we settled $8.0 million and $7.8 million, respectively, of asset management fees in shares of our Class A common stock at our Advisor's election. At September 30, 2019, our Advisor owned 3,261,928 shares (3.5%) of our total outstanding common stock. Asset management fees are included in Asset management fees to affiliate and other expenses in the consolidated financial statements.

Available Cash Distributions

        Carey Watermark Holdings 2's special general partner interest entitles it to receive distributions of 10% of Available Cash, as defined in the limited partnership agreement of the Operating Partnership ("Available Cash Distributions") generated by the Operating Partnership, subject to certain limitations. In addition, in the event of the dissolution of the Operating Partnership, Carey Watermark Holdings 2 will be entitled to receive distributions of up to 15% of net proceeds, provided certain return thresholds are met for the initial investors in the Operating Partnership. Available Cash Distributions are included in Income attributable to noncontrolling interests in the consolidated financial statements.

Personnel and Overhead Reimbursements/Reimbursable Costs

        Under the terms of the Advisory Agreement, our Advisor generally allocates expenses of dedicated and shared resources, including the cost of personnel, rent and related office expenses, between us and CWI 1, based on total pro rata hotel revenues on a quarterly basis. CWI 1 is a publicly owned, non-traded REIT that is also advised by our Advisor and invests in lodging and lodging-related properties. Pursuant to the Subadvisory Agreement, after we reimburse our Advisor, it will subsequently reimburse the Subadvisor for personnel costs and other charges, including the services of our Chief Executive Officer, subject to the approval of our board of directors. These reimbursements are included in Corporate general and administrative expenses and Due to related parties and affiliates

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 3. Agreements and Transactions with Related Parties (Continued)

in the consolidated financial statements and are settled in cash. We have also granted restricted stock units to employees of the Subadvisor pursuant to our 2015 Equity Incentive Plan.

Other Transactions with Affiliates

Working Capital Facility

        On October 19, 2017, our Operating Partnership entered into a $25.0 million secured credit facility with WPC to fund our working capital needs (the "Working Capital Facility"). Pursuant to the related credit agreement, as amended, the Working Capital Facility is currently scheduled to mature on December 31, 2019 and bears interest at the London Interbank Offered Rate ("LIBOR") plus 1.0%, provided however, that upon the occurrence of certain events of default (as described in the loan agreement), all outstanding amounts will be subject to a 2.0% annual interest rate increase. We entered into an agreement effective September 26, 2019 that provides us with the option to extend the maturity date to March 31, 2020 at our election. Upon extension, the interest rate would increase to LIBOR plus 3.0%. If the Advisory Agreement expires or is terminated, the Working Capital Facility would mature at that time. We serve as guarantor of the Working Capital Facility and have pledged our unencumbered equity interest in certain properties as collateral, as further described in the related pledge and security agreement. At both September 30, 2019 and December 31, 2018, no amounts were outstanding under the Working Capital Facility.

Jointly Owned Investments

        At September 30, 2019, we owned interests in three ventures with CWI 1: the Marriott Sawgrass Golf Resort & Spa, a Consolidated Hotel, and the Ritz-Carlton Key Biscayne and the Ritz-Carlton Bacara, Santa Barbara, both Unconsolidated Hotels. A third party also owns an interest in the Ritz-Carlton Key Biscayne.

Note 4. Net Investments in Hotels

        Net investments in hotels are summarized as follows (in thousands):

	September 30, 2019	December 31, 2018
Buildings	$1,090,518	$1,093,865
Land	236,078	236,078
Furniture, fixtures and equipment	93,079	93,766
Building and site improvements	41,089	38,670
Construction in progress	4,637	2,554

Hotels, at cost	1,465,401	1,464,933
Less: Accumulated depreciation	(146,101)	(113,184)

Net investments in hotels	$1,319,300	$1,351,749

        During the nine months ended September 30, 2019 and 2018, we retired fully depreciated furniture, fixtures and equipment aggregating $2.7 million and $1.0 million, respectively.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 4. Net Investments in Hotels (Continued)

Hurricane-Related Disruption

        The Marriott Sawgrass Golf Resort & Spa was impacted by Hurricane Irma when it made landfall in September 2017. The hotel sustained damage and was forced to close for a short period of time. Below is a summary of the items that comprised the (gain) loss recognized by the venture related to Hurricane Irma (in thousands):

	Three Months Ended September 30,
	2019	2018
Net write-off of fixed assets	$—	$147
Remediation work performed	—	7
Decrease to property damage insurance receivables	—	5

Loss on hurricane-related property damage	$—	$159

	Nine Months Ended September 30,
	2019	2018
Net write-off (write-up) of fixed assets	$3,586	$(279)
Remediation work performed	—	118
(Increase) decrease to property damage insurance receivables	(3,596)	909

(Gain) loss on hurricane-related property damage(a)	$(10)	$748

(a)
Includes losses totaling $1.3 million during the nine months ended September 30, 2018, resulting from pre-existing damage (which was discovered as a result of the hurricane and is not covered by insurance).

        As the restoration work continues to be performed, the estimated total costs will change. Any changes to property damage estimates will be recorded in the periods in which they are determined and any additional restoration work will be recorded in the periods in which it is performed.

Construction in Progress

        At September 30, 2019 and December 31, 2018, construction in progress, recorded at cost, was $4.6 million and $2.6 million, respectively, and related to planned renovations at certain of our hotels. Upon substantial completion of renovation work, costs are reclassified from construction in progress to buildings, building and site improvements and furniture, fixture and equipment, as applicable, and depreciation will commence.

        We capitalize qualifying interest expense and certain other costs, such as property taxes, property insurance, utilities expense and hotel incremental labor costs, related to hotels undergoing major renovations. We capitalized less than $0.1 million and $0.2 million of such costs during the three months ended September 30, 2019 and 2018, respectively, and $0.1 million and $0.3 million during the nine months ended September 30, 2019 and 2018, respectively. At September 30, 2019 and

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 4. Net Investments in Hotels (Continued)

December 31, 2018, accrued capital expenditures were $1.2 million and $1.4 million, respectively, representing non-cash investing activity.

Note 5. Equity Investments in Real Estate

        At September 30, 2019, we owned equity interests in two Unconsolidated Hotels, one with CWI 1 and one together with CWI 1 and an unrelated third party. We do not control the ventures that own these hotels, but we exercise significant influence over them. We account for these investments under the equity method of accounting (i.e., at cost, increased or decreased by our share of earnings or losses, less distributions, plus contributions and other adjustments required by equity method accounting, such as basis differences from acquisition costs paid to our Advisor that we incur and other-than-temporary impairment charges, if any).

        Under the conventional approach of accounting for equity method investments, an investor applies its percentage ownership interest to the venture's net income or loss to determine the investor's share of the earnings or losses of the venture. This approach is inappropriate if the venture's capital structure gives different rights and priorities to its investors. Therefore, we follow the hypothetical liquidation at book value ("HLBV") method in determining our share of these ventures' earnings or losses for the reporting period as this method better reflects our claim on the ventures' book value at the end of each reporting period. Earnings for our equity method investments are recognized in accordance with each respective investment agreement and, where applicable, based upon the allocation of the investment's net assets at book value as if the investment was hypothetically liquidated at the end of each reporting period.

        The following table sets forth our ownership interests in our equity investments in real estate and their respective carrying values. The carrying values of these ventures are affected by the timing and nature of distributions (dollars in thousands):

					Carrying Value at
Unconsolidated Hotels	State	Number of Rooms	% Owned	Hotel Type	September 30, 2019	December 31, 2018
Ritz-Carlton Bacara, Santa Barbara Venture(a)(b)	CA	358	60.0%	Resort	$79,956	$85,110
Ritz-Carlton Key Biscayne Venture(c)(d)	FL	444	19.3%	Resort	35,777	36,346

		802			$115,733	$121,456

(a)
This investment represents a tenancy-in-common interest; the remaining 40.0% interest is owned by CWI 1.

(b)
We received $7.0 million and $1.9 million of net cash distributions from this investment during the three and nine months ended September 30, 2019, respectively, which included our share of key money received from Marriott during the third quarter of 2019.

(c)
CWI 1 acquired a 47.4% interest in the venture on the same date. The remaining 33.3% interest is retained by the original owner. The number of rooms presented includes 142 condo-hotel units that participate in the resort rental program. This investment is considered a VIE (Note 2). We do not consolidate this entity because we are not the primary beneficiary and the nature of our

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 5. Equity Investments in Real Estate (Continued)

  involvement in the activities of the entity allows us to exercise significant influence but does not give us power over decisions that significantly affect the economic performance of the entity.

(d)
We received $0.3 million and $1.3 million of cash distributions from this investment during the three and nine months ended September 30, 2019, respectively.

        The following table sets forth our share of equity in (losses) earnings from our Unconsolidated Hotels, which is based on the HLBV model, as well as certain amortization adjustments related to basis differentials from acquisitions of investments (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
Unconsolidated Hotels	2019	2018	2019	2018
Ritz-Carlton Key Biscayne Venture	$(1,289)	$(755)	$717	$1,108
Ritz-Carlton Bacara, Santa Barbara Venture	299	(294)	(3,184)	(4,548)

Total equity in losses of equity method investments in real estate, net	$(990)	$(1,049)	$(2,467)	$(3,440)

        No other-than-temporary impairment charges related to our investments in these ventures were recognized during the three or nine months ended September 30, 2019 or 2018.

        At September 30, 2019 and December 31, 2018, the unamortized basis differences on our equity investments were $7.6 million and $7.8 million, respectively. Net amortization of the basis differences reduced the carrying values of our equity investments by $0.1 million during both the three months ended September 30, 2019 and 2018 and by $0.2 million during both the nine months ended September 30, 2019 and 2018.

        The following tables present combined summarized financial information of our equity investments in real estate. Amounts provided are the total amounts attributable to the ventures and do not represent our proportionate share (in thousands):

	September 30, 2019	December 31, 2018
Real estate, net	$638,767	$643,145
Other assets	65,880	66,027

Total assets	704,647	709,172

Debt	414,110	415,973
Other liabilities	49,611	42,099

Total liabilities	463,721	458,072

Members' equity	$240,926	$251,100

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 5. Equity Investments in Real Estate (Continued)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Revenues	$37,210	$38,226	$133,602	$137,896
Expenses	(41,026)	(42,930)	(135,786)	(141,208)

Net loss attributable to equity method investments	$(3,816)	$(4,704)	$(2,184)	$(3,312)

Note 6. Fair Value Measurements

        The fair value of an asset is defined as the exit price, which is the amount that would either be received when an asset is sold or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance establishes a three-tier fair value hierarchy based on the inputs used in measuring fair value. These tiers are: Level 1, for which quoted market prices for identical instruments are available in active markets, such as money market funds, equity securities and U.S. Treasury securities; Level 2, for which there are inputs other than quoted prices included within Level 1 that are observable for the instrument, such as certain derivative instruments, including interest rate caps and swaps; and Level 3, for securities that do not fall into Level 1 or Level 2 and for which little or no market data exists, therefore requiring us to develop our own assumptions.

Items Measured at Fair Value on a Recurring Basis

        Derivative Assets—Our derivative assets, which are included in Other assets in the consolidated financial statements, are comprised of interest rate caps and swaps (Note 7).

        The valuation of our derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative instruments for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements, such as collateral postings and thresholds. These derivative instruments were classified as Level 2 as these instruments are custom, over-the-counter contracts with various bank counterparties that are not traded in an active market.

        We did not have any transfers into or out of Level 1, Level 2 and Level 3 category of measurements during the nine months ended September 30, 2019 or 2018. Gains and losses (realized and unrealized) recognized on items measured at fair value on a recurring basis included in earnings are reported in Other income in the consolidated financial statements.

        Our non-recourse debt, net which we have classified as Level 3, had a carrying value of $831.4 million and $833.8 million at September 30, 2019 and December 31, 2018, respectively, and an estimated fair value of $835.1 million and $825.8 million at September 30, 2019 and December 31, 2018, respectively. We determined the estimated fair value using a discounted cash flow model with rates that take into account the interest rate risk. We also considered the value of the underlying collateral, taking into account the quality of the collateral and the then-current interest rate.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 6. Fair Value Measurements (Continued)

        We estimated that our other financial assets and liabilities had fair values that approximated their carrying values at both September 30, 2019 and December 31, 2018.

Items Measured at Fair Value on a Non-Recurring Basis (Including Impairment Charges)

        We periodically assess whether there are any indicators that the value of our real estate investments may be impaired or that their carrying value may not be recoverable. Where the undiscounted cash flows for an asset are less than the asset's carrying value when considering and evaluating the various alternative courses of action that may occur, we recognize an impairment charge to reduce the carrying value of the asset to its estimated fair value. Further, when we classify an asset as held for sale, we carry the asset at the lower of its current carrying value or its fair value, less estimated cost to sell. We did not recognize any impairment charges during the three or nine months ended September 30, 2019 or 2018.

Note 7. Risk Management and Use of Derivative Financial Instruments

Risk Management

        In the normal course of our ongoing business operations, we encounter economic risk. There are two main components of economic risk that impact us: interest rate risk and market risk. We are primarily subject to interest rate risk on our interest-bearing assets and liabilities. Market risk includes changes in the value of our properties and related loans.

Derivative Financial Instruments

        When we use derivative instruments, it is generally to reduce our exposure to fluctuations in interest rates. We have not entered into, and do not plan to enter into, financial instruments for trading or speculative purposes. In addition to entering into derivative instruments on our own behalf, we may also be a party to derivative instruments that are embedded in other contracts, which are considered to be derivative instruments. The primary risks related to our use of derivative instruments include: (i) a counterparty to a hedging arrangement defaulting on its obligation and (ii) a downgrade in the credit quality of a counterparty to such an extent that our ability to sell or assign our side of the hedging transaction is impaired. While we seek to mitigate these risks by entering into hedging arrangements with large financial institutions that we deem to be creditworthy, it is possible that our hedging transactions, which are intended to limit losses, could adversely affect our earnings. Furthermore, if we terminate a hedging arrangement, we may be obligated to pay certain costs, such as transaction or breakage fees. We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities.

        We measure derivative instruments at fair value and record them as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. For a derivative designated, and that qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in Other comprehensive (loss) income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of any derivative is immediately recognized in earnings.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 7. Risk Management and Use of Derivative Financial Instruments (Continued)

        The following table sets forth certain information regarding our derivative instruments on our Consolidated Hotels (in thousands):

		Asset Derivatives Fair Value at
Derivatives Designated as Hedging Instruments	Balance Sheet Location	September 30, 2019	December 31, 2018
Interest rate swap	Other assets	$203	$1,368
Interest rate caps	Other assets	1	57

		$204	$1,425

        All derivative transactions with an individual counterparty are governed by a master International Swap and Derivatives Association agreement, which can be considered as a master netting arrangement; however, we report all our derivative instruments on a gross basis in our consolidated financial statements. At both September 30, 2019 and December 31, 2018, no cash collateral had been posted nor received for any of our derivative positions.

        We recognized unrealized gains of less than $0.1 million and $0.2 million in Other comprehensive (loss) income on derivatives in connection with our interest rate swap and caps during the three months ended September 30, 2019 and 2018, respectively, and unrealized losses of $0.4 million and unrealized gains of $1.2 million during the nine months ended September 30, 2019 and 2018, respectively.

        We reclassified $0.2 million from Other comprehensive (loss) income on derivatives into Interest expense for both the three months ended September 30, 2019 and 2018, respectively, and $0.8 million and $0.4 million during the nine months ended September 30, 2019 and 2018, respectively, with the reclassifications resulting in a decrease to interest expense during both the three and nine months ended September 30, 2019 and 2018.

        Amounts reported in Other comprehensive (loss) income related to our interest rate swap and caps will be reclassified to Interest expense as interest expense or income is incurred on our variable-rate debt. At September 30, 2019, we estimated that $0.1 million will be reclassified as Interest income during the next 12 months related to our interest rate swap and caps.

Interest Rate Swap and Caps

        We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we attempt to obtain mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our investment partners may obtain variable-rate non-recourse mortgage loans and, as a result, may enter into interest rate swap or cap agreements with counterparties. Interest rate swaps, which effectively convert the variable-rate debt service obligations of a loan to a fixed rate, are agreements in which one party exchanges a stream of interest payments for a counterparty's stream of cash flow over a specific period. The notional, or face, amount on which the swaps are based is not exchanged. An interest rate cap limits the effective borrowing rate of variable-rate debt obligations while allowing participants to share in downward shifts in interest rates. Our objective in using these derivatives is to limit our exposure to interest rate movements.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 7. Risk Management and Use of Derivative Financial Instruments (Continued)

        The interest rate swap and caps that we had outstanding on our Consolidated Hotels at September 30, 2019 were designated as cash flow hedges and are summarized as follows (dollars in thousands):

Interest Rate Derivatives	Number of Instruments	Notional Amount	Fair Value at September 30, 2019
Interest rate swap	1	$98,480	$203
Interest rate caps	4	249,693	1

			$204

Credit Risk-Related Contingent Features

        We measure our credit exposure on a counterparty basis as the net positive aggregate estimated fair value of our derivatives, net of any collateral received. No collateral was received as of September 30, 2019. At September 30, 2019, both our total credit exposure and the maximum exposure to any single counterparty was $0.3 million.

        Some of the agreements we have with our derivative counterparties contain cross-default provisions that could trigger a declaration of default on our derivative obligations if we default, or are capable of being declared in default, on certain of our indebtedness. At September 30, 2019, we had not been declared in default on any of our derivative obligations. At both September 30, 2019 and December 31, 2018, we had no derivatives that were in a net liability position.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 8. Debt

        Our debt consists of mortgage notes payable, which are collateralized by the assignment of hotel properties. The following table presents the non-recourse debt, net on our Consolidated Hotel investments (dollars in thousands):

				Carrying Amount at
Consolidated Hotels	Interest Rate	Rate Type	Current Maturity Date	September 30, 2019	December 31, 2018
Marriott Sawgrass Golf Resort & Spa(a)(b)	5.95%	Variable	11/2019	$78,000	$77,997
Seattle Marriott Bellevue(a)(c)	3.88%	Variable	1/2020	98,398	99,719
Le Méridien Arlington(a)(c)	4.85%	Variable	6/2020	34,807	34,787
San Jose Marriott(a)(c)	4.85%	Variable	7/2020	87,633	87,880
Renaissance Atlanta Midtown Hotel(a)(d)	4.29%	Variable	8/2021	48,524	48,332
Ritz-Carlton San Francisco	4.59%	Fixed	2/2022	142,914	142,887
Charlotte Marriott City Center	4.53%	Fixed	6/2022	102,601	102,488
Courtyard Nashville Downtown	4.15%	Fixed	9/2022	55,223	55,051
Embassy Suites by Hilton Denver-Downtown/Convention Center	3.90%	Fixed	12/2022	98,516	99,818
San Diego Marriott La Jolla	4.13%	Fixed	8/2023	84,777	84,877

				$831,393	$833,836

(a)
These mortgage loans have variable interest rates, which have effectively been capped or converted to fixed rates through the use of interest rate caps or swaps (Note 7). The interest rates presented for these mortgage loans reflect the rates in effect at September 30, 2019 through the use of an interest rate cap or swap, as applicable.

(b)
On November 1, 2019, we refinanced this loan with a new $90.0 million non-recourse mortgage loan that matures in November 2022.

(c)
These mortgage loans have one-year extension options, which are subject to certain conditions. The maturity dates in the table do not reflect the extension option.

(d)
This mortgage loan has two one-year extension options, which are subject to certain conditions. The maturity date in the table does not reflect the extension options.

Covenants

        Pursuant to our mortgage loan agreements, our consolidated subsidiaries are subject to various operational and financial covenants, including minimum debt service coverage and debt yield ratios. Most of our mortgage loan agreements contain "lock-box" provisions, which permit the lender to access or sweep a hotel's excess cash flow and could be triggered by the lender under limited circumstances, including the failure to maintain minimum debt service coverage ratios. If a lender requires that we enter into a cash management agreement, we would generally be permitted to spend an amount equal to our budgeted hotel operating expenses, taxes, insurance and capital expenditure reserves for the relevant hotel. The lender would then hold all excess cash flow after the payment of debt service in an escrow account until certain performance hurdles are met. At September 30, 2019, we were in compliance with the applicable covenants for each of our mortgage loans.

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 8. Debt (Continued)

Financing Activity During 2018

        On August 8, 2018, we refinanced the Renaissance Atlanta Midtown senior mortgage and mezzanine loans totaling $34.0 million and $13.5 million, respectively, with one non-recourse mortgage loan totaling $49.0 million, which has a floating annual interest rate of LIBOR plus 2.3% with the interest rate decreasing to LIBOR plus 2.0% upon achieving a specific minimum debt service coverage ratio as described in the loan agreement. We have entered into an interest rate cap agreement with respect to this variable rate loan. The new loan matures in August 2021. We recognized a net loss on extinguishment of debt of $0.4 million on this refinancing during both the three and nine months ended September 30, 2018.

Scheduled Debt Principal Payments

        Scheduled debt principal payments during the remainder of 2019 and each of the next four calendar years following December 31, 2019 are as follows (in thousands):

Years Ending December 31,	Total
2019 (remainder)(a)	$79,930
2020	224,611
2021	53,493
2022	395,704
2023	79,877
Total principal payments	833,615
Unamortized deferred financing costs	(2,222)

Total	$831,393

(a)
Balance includes a $78.0 million scheduled balloon payment on one consolidated mortgage loan. This loan was refinanced on November 1, 2019.

Note 9. Commitments and Contingencies

        At September 30, 2019, we were not involved in any material litigation. Various claims and lawsuits arising in the normal course of business are pending against us, including liens for which we may obtain a bond, provide collateral or provide an indemnity, but we do not expect the results of such proceedings to have a material adverse effect on our consolidated financial position, results of operations or cash flows.

Hotel Management Agreements

        As of September 30, 2019, our Consolidated Hotel properties were operated pursuant to long-term management agreements with three different management companies, with initial terms ranging from five to 40 years. For hotels operated with separate franchise agreements, each management company receives a base management fee, generally ranging from 2.5% to 3.0% of hotel revenues. Six of our management agreements contain the right and license to operate the hotels under specified brands; no separate franchise agreements exist and no separate franchise fee is required for these hotels. The management agreements that include the benefit of a franchise agreement incur a base management

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 9. Commitments and Contingencies (Continued)

fee generally ranging from 3.0% to 7.0% of hotel revenues. The management companies are generally also eligible to receive an incentive management fee, which is typically calculated as a percentage of operating profit, either (i) in excess of projections with a cap or (ii) after the owner has received a priority return on its investment in the hotel. We incurred management fee expense, including amortization of deferred management fees, of $3.0 million and $3.3 million for the three months ended September 30, 2019 and 2018, respectively, and $9.8 million and $10.0 million for the nine months ended September 30, 2019 and 2018, respectively.

Franchise Agreements

        Four of our Consolidated Hotels operate under franchise or license agreements with national brands that are separate from our management agreements. As of September 30, 2019, we had three franchise agreements with Marriott-owned brands and one with a Hilton-owned brand related to our Consolidated Hotels. Our typical franchise agreement provides for a term of 20 to 25 years. Generally, our franchise agreements provide for a license fee, or royalty, of 3.0% to 6.0% of room revenues and, if applicable, 3.0% of food and beverage revenue. In addition, we generally pay 1.0% to 4.0% of room revenues as marketing and reservation system contributions for the system-wide benefit of brand hotels. Franchise fees are included in sales and marketing expense in our consolidated financial statements. We incurred franchise fee expense, including amortization of deferred franchise fees, of $1.5 million for both the three months ended September 30, 2019 and 2018, and $4.3 million and $4.4 million for the nine months ended September 30, 2019 and 2018, respectively.

Capital Expenditures and Reserve Funds

        With respect to our hotels that are operated under management or franchise agreements with major international hotel brands and for most of our hotels subject to mortgage loans, we are obligated to maintain furniture, fixtures and equipment reserve accounts for future capital expenditures sufficient to cover the cost of routine improvements and alterations at these hotels. The amount funded into each of these reserve accounts is generally determined pursuant to the management agreements, franchise agreements and/or mortgage loan documents for each of the respective hotels and typically ranges between 3% and 5% of the respective hotel's total gross revenue. At September 30, 2019 and December 31, 2018, $27.4 million and $20.4 million, respectively, was held in furniture, fixtures and equipment reserve accounts for future capital expenditures and is included in Restricted cash in the consolidated financial statements.

Renovation Commitments

        Certain of our hotel franchise and loan agreements require us to make planned renovations to our hotels. Additionally, from time to time, certain of our hotels may undergo renovations as a result of our decision to upgrade portions of the hotels, such as guestrooms, public space, meeting space, and/or restaurants, in order to better compete with other hotels and alternative lodging options in our markets. At September 30, 2019, we had various contracts outstanding with third parties in connection with the renovation of certain of our hotels. The remaining commitments under these contracts at September 30, 2019 totaled $12.4 million. Funding for a renovation will first come from our furniture, fixtures and equipment reserve accounts, to the extent permitted by the terms of the management agreement. Should these reserves be unavailable or insufficient to cover the cost of the renovation, we will fund all or the remaining portion of the renovation with existing cash resources, proceeds available

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 9. Commitments and Contingencies (Continued)

under our Working Capital Facility and/or other sources of available capital, including cash flow from operations.

Note 10. Loss Per Share and Equity

Loss Per Share

        The following table presents loss per share (in thousands, except share and per share amounts):

	Three Months Ended September 30, 2019			Three Months Ended September 30, 2018
	Basic and Diluted Weighted- Average Shares Outstanding	Allocation of Loss	Basic and Diluted Loss Per Share	Basic and Diluted Weighted- Average Shares Outstanding	Allocation of Loss	Basic and Diluted Loss Per Share
Class A common stock	32,209,075	$(907)	$(0.03)	30,558,370	$(834)	$(0.03)
Class T common stock	60,157,028	(1,787)	(0.03)	58,977,743	(1,771)	(0.03)

Net loss attributable to CWI 2 stockholders		$(2,694)			$(2,605)

	Nine Months Ended September 30, 2019			Nine Months Ended September 30, 2018
	Basic and Diluted Weighted- Average Shares Outstanding	Allocation of Loss	Basic and Diluted Loss Per Share	Basic and Diluted Weighted- Average Shares Outstanding	Allocation of Loss	Basic and Diluted Loss Per Share
Class A common stock	31,805,056	$(132)	$—	30,192,311	$(182)	$(0.01)
Class T common stock	59,845,797	(579)	(0.01)	58,708,033	(835)	(0.01)

Net loss attributable to CWI 2 stockholders		$(711)			$(1,017)

        The allocation of net loss attributable to CWI 2 stockholders is calculated based on the weighted-average shares outstanding for Class A common stock and Class T common stock for the period. The allocation for the Class A common stock excludes the accretion of interest on the annual distribution and shareholder servicing fee of $0.1 million and $0.2 million for the three months ended September 30, 2019 and 2018, respectively, and $0.3 million and $0.5 million for the nine months ended September 30, 2019 and 2018, respectively, since this fee is only applicable to holders of Class T common stock.

        The distribution and shareholder servicing fee is 1.0% of the NAV of our Class T common stock; it accrues daily and is payable quarterly in arrears. We will no longer incur the distribution and shareholder servicing fee after July 31, 2023, although the fees may end sooner if the total underwriting compensation paid in respect of the offering reaches 10.0% of the gross offering proceeds or if we undertake a liquidity event, as described in our prospectus, before that date. We paid distribution and shareholder servicing fees to selected dealers of $1.4 million and $1.5 million during the three months

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 10. Loss Per Share and Equity (Continued)

ended September 30, 2019 and 2018, respectively, and $4.3 million and $4.4 million during the nine months ended September 30, 2019 and 2018, respectively.

Reclassifications Out of Accumulated Other Comprehensive (Loss) Income

        The following table presents a reconciliation of changes in Accumulated other comprehensive (loss) income by component for the periods presented (in thousands):

	Three Months Ended September 30,
Gains and Losses on Derivative Instruments	2019	2018
Beginning balance	$161	$2,211
Other comprehensive income before reclassifications	8	167
Amounts reclassified from accumulated other comprehensive income to:
Interest expense	(234)	(217)
Equity in losses of equity method investments in real estate, net	10	—

Total	(224)	(217)

Net current period other comprehensive loss	(216)	(50)
Net current period other comprehensive (income) loss attributable to noncontrolling interests	(4)	1

Ending balance	$(59)	$2,162

	Nine Months Ended September 30,
Gains and Losses on Derivative Instruments	2019	2018
Beginning balance	$1,205	$1,373
Other comprehensive (loss) income before reclassifications	(440)	1,232
Amounts reclassified from accumulated other comprehensive income to:
Interest expense	(833)	(444)
Equity in losses of equity method investments in real estate, net	15	—

Total	(818)	(444)

Net current period other comprehensive (loss) income	(1,258)	788
Net current period other comprehensive (income) loss attributable to noncontrolling interests	(6)	1

Ending balance	$(59)	$2,162

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 10. Loss Per Share and Equity (Continued)

Distributions Declared

        The following table presents the quarterly per share distributions declared by our board of directors for the third quarter of 2019, payable in cash and in shares of our Class A and Class T common stock to stockholders of record on September 30, 2019:

Class A Common Stock			Class T Common Stock
Cash	Shares	Total	Cash	Shares	Total
$0.1410	$0.0339	$0.1749	$0.1153	$0.0339	$0.1492

        These distributions were paid on October 15, 2019 in the aggregate amount of $11.5 million. Distributions that are payable in shares of our Class A and Class T common stock are recorded at par value in our consolidated financial statements.

Note 11. Income Taxes

        We elected to be treated as a REIT and believe that we have been organized and have operated in such a manner to maintain our qualification as a REIT for federal and state income tax purposes. As a REIT, we are generally not subject to corporate level federal income taxes on earnings distributed to our stockholders. Since inception, we have distributed at least 100.0% of our taxable income annually and intend to do so for the tax year ending December 31, 2019. Accordingly, we have not included any provisions for federal income taxes related to the REIT in the accompanying consolidated financial statements for the three and nine months ended September 30, 2019 and 2018. We conduct business in various states and municipalities within the United States, and, as a result, we or one or more of our subsidiaries file income tax returns in the U.S. federal jurisdiction and various state jurisdictions. As a result, we are subject to certain state and local taxes and a provision for such taxes is included in the consolidated financial statements.

        Certain of our subsidiaries have elected taxable REIT subsidiary ("TRS") status. A TRS may provide certain services considered impermissible for REITs and may hold assets that REITs may not hold directly. The accompanying consolidated financial statements include an interim tax provision for our TRSs for the three and nine months ended September 30, 2019 and 2018. Current income tax expense was $0.4 million and $0.6 million for the three months ended September 30, 2019 and 2018, respectively, and $2.5 million and $2.6 million for the nine months ended September 30, 2019 and 2018, respectively.

        Our TRSs are subject to U.S. federal and state income taxes. As such, deferred tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of assets and liabilities at the enacted tax rates expected to be in effect when the temporary differences reverse. A valuation allowance for deferred tax assets is provided if we believe that it is more likely than not that we will not realize the tax benefit of deferred tax assets based on available evidence at the time the determination is made. A change in circumstances may cause us to change our judgment about whether a deferred tax asset will more likely than not be realized. We generally report any change in the valuation allowance through our income statement in the period in which such changes in circumstances occur. As of December 31, 2018, one of our TRSs had a valuation allowance of $2.3 million against its net deferred tax asset balance. At March 31, 2019 due to, in part, the TRS achieving three years of cumulative pre-tax income during the current year period, we determined there

CAREY WATERMARK INVESTORS 2 INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Note 11. Income Taxes (Continued)

was sufficient positive evidence to conclude that it is more likely than not that the deferred taxes of $2.3 million are realizable. We therefore reduced the valuation allowance accordingly during the first quarter of 2019. The majority of our deferred tax assets relate to net operating losses, accrued expenses and deferred key money liabilities. Provision for income taxes included net deferred income tax expense of $0.2 million and $0.1 million for the three months ended September 30, 2019 and 2018, respectively, and net deferred income tax benefits of $2.0 million and $0.2 million for the nine months ended September 30, 2019 and 2018, respectively.

Note 12. Subsequent Events

Proposed Merger

        On October 22, 2019, we, along with one of our wholly-owned subsidiaries, entered into a merger agreement with CWI 1 (the "Merger Agreement"), pursuant to which CWI 1 will merge with one of our subsidiaries and will become wholly-owned by us. In accordance with the Merger Agreement, we and CWI 1 also entered into agreements to internalize the management of the combined company following the merger. If the proposed merger is consummated, each share of CWI 1's issued and outstanding common stock will be exchanged for 0.9106 shares of our Class A common stock, $0.001 par value per share. It is expected that our stockholders will own approximately 42% of the outstanding common stock of the combined company, and CWI 1's stockholders will own approximately 58%, immediately after the closing of the merger. Further details concerning the proposed merger are described in a Form 8-K that we filed with the SEC on October 22, 2019.

Purchase of Membership Interest

        On October 16, 2019, we purchased the membership interest in the Seattle Marriott Bellevue venture from an unaffiliated third party for $0.3 million, which increased our ownership interest from 95.4% to 100.0%.

 Ritz-Carlton Bacara, Santa Barbara Hotel

Combined Financial Report

        Year Ended December 31, 2018 and Period from September 28, 2017 (Acquisition) through December 31, 2017 (Unaudited)

        Includes accounts of:

  CWI Santa Barbara Hotel, LP
  CWI 2 Santa Barbara Hotel, LP
  CWI Santa Barbara Mezz, LP
  CWI 2 Santa Barbara Mezz, LP
  CWI Santa Barbara Hotel GP, LLC
  CWI 2 Santa Barbara Hotel GP, LLC
  Santa Barbara Hotel Operator, Inc

 Independent Auditor's Report

  To the Member or Shareholder
  CWI Santa Barbara Hotel, LP
  CWI 2 Santa Barbara Hotel, LP
  CWI Santa Barbara Mezz, LP
  CWI 2 Santa Barbara Mezz, LP
  CWI Santa Barbara Hotel GP, LLC
  CWI 2 Santa Barbara Hotel GP, LLC
  Santa Barbara Hotel Operator, Inc.

Report on the Financial Statements

        We have audited the accompanying combined financial statements of CWI Santa Barbara Hotel, LP, CWI 2 Santa Barbara Hotel, LP, CWI Santa Barbara Mezz, LP, CWI 2 Santa Barbara Mezz, LP, CWI Santa Barbara Hotel GP, LLC, CWI 2 Santa Barbara Hotel GP, LLC and Santa Barbara Hotel Operator, Inc. (collectively, the Company or the Ritz-Carlton Bacara, Santa Barbara Hotel), which comprise the combined balance sheet as of December 31, 2018, and the related combined statements of operations, comprehensive loss, changes in equity, and cash flows for the year then ended and the related notes to the combined financial statements (collectively, the financial statements).

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

        An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Ritz-Carlton Bacara, Santa Barbara Hotel as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ RSM US LLP
Chicago, Illinois
March 15, 2019

RITZ-CARLTON BACARA, SANTA BARBARA HOTEL

COMBINED BALANCE SHEETS

December 31, 2018 and 2017

	2018	(Unaudited) 2017
Assets
Investment in hotel property, net	$362,385,778	$367,034,956
Cash and cash equivalents	1,520,097	7,650,341
Restricted cash	1,841,373	4,412,367
Intangible assets, net	9,881,895	11,012,583
Accounts receivable	4,927,654	3,609,352
Prepaid expenses and other assets	1,922,030	1,608,936
	$382,478,827	$395,328,535

Liabilities and Equity
Notes payable	$227,534,930	$226,635,817
Accounts payable, accrued expenses and other liabilities	8,616,153	7,179,827
Deferred revenue	10,410,340	3,960,000
Advance deposits	4,065,888	5,242,495

	250,627,311	243,018,139
Equity	131,851,516	152,310,396

	$382,478,827	$395,328,535

See notes to financial statements.

RITZ-CARLTON BACARA, SANTA BARBARA HOTEL

COMBINED STATEMENTS OF OPERATIONS

Year Ended December 31, 2018 and
Period from September 28, 2017 (Acquisition) through December 31, 2017

	2018	(Unaudited) 2017
Revenue:
Rooms	$39,874,318	$6,898,030
Food and beverage	30,660,685	6,426,765
Other hotel revenue	11,134,872	1,943,808

	81,669,875	15,268,603

Expenses:
Hotel expenses:
Rooms	11,964,518	2,628,705
Food and beverage	24,327,196	5,681,723
Other hotel expense	6,340,810	1,177,603
Administrative and general	6,948,211	1,299,968
Sales and marketing	4,285,083	690,750
Property taxes, insurance and other	5,498,319	759,707
Utilities	1,710,782	568,328
Repairs and maintenance	3,375,914	899,947
Management fees	835,389	229,029
Management transition and owner expenses	2,288,548	1,810,647
Depreciation and amortization	12,380,556	3,159,975

	79,955,326	18,906,382

Income (loss) from operations	1,714,549	(3,637,779)

Other (income) expenses:
Interest income	(3,133)	(12)
Provision for income tax expense	—	207,584
Interest expense	12,597,927	2,928,859
Interest expense—amortization of deferred financing costs	899,113	232,271
Other expenses	85,886	52,101

	13,579,793	3,420,803

Net loss	$(11,865,244)	$(7,058,582)

See notes to financial statements.

RITZ-CARLTON BACARA, SANTA BARBARA HOTEL

COMBINED STATEMENTS OF COMPREHENSIVE LOSS

Year Ended December 31, 2018 and
Period from September 28, 2017 (Acquisition) through December 31, 2017

	2018	(Unaudited) 2017
Net loss	$(11,865,244)	$(7,058,582)
Other comprehensive loss:
Unrealized loss on derivative instrument	(43,155)	(433)

Comprehensive loss	$(11,908,399)	$(7,059,015)

See notes to financial statements.

RITZ-CARLTON BACARA, SANTA BARBARA HOTEL

COMBINED STATEMENTS OF CHANGES IN EQUITY

Year Ended December 31, 2018 and
Period from September 28, 2017 (Acquisition) through December 31, 2017

	Equity	Accumulated Other Comprehensive Loss	Total
Balance, September 28, 2017	$—	$—	$—
Contributions (Unaudited)	159,369,411	—	159,369,411
Other comprehensive loss (Unaudited)	—	(433)	(433)
Net loss (Unaudited)	(7,058,582)	—	(7,058,582)

Balance, December 31, 2017	152,310,829	(433)	152,310,396
Contributions	22,095,294	—	22,095,294
Distributions	(30,645,775)	—	(30,645,775)
Other comprehensive loss	—	(43,155)	(43,155)
Net loss	(11,865,244)	—	(11,865,244)

Balance, December 31, 2018	$131,895,104	$(43,588)	$131,851,516

See notes to financial statements.

RITZ-CARLTON BACARA, SANTA BARBARA HOTEL

COMBINED STATEMENTS OF CASH FLOWS

Year Ended December 31, 2018 and
Period from September 28, 2017 (Acquisition) through December 31, 2017

	2018	(Unaudited) 2017
Cash flows from operating activities:
Net loss	$(11,865,244)	$(7,058,582)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	12,380,556	3,159,975
Amortization of deferred financing costs	899,113	232,271
Allowance for doubtful accounts	(20,504)	30,000
Key money accretion	(389,660)	—
Proceeds from key money	6,840,000	3,960,000
Changes in:
Accounts receivable	(1,297,798)	(3,617,006)
Prepaid expenses and other assets	(356,249)	(894,504)
Accounts payable, accrued expenses and other liabilities	1,436,326	5,500,742
Advance deposits	(1,176,607)	(988,587)

Net cash provided by operating activities	6,449,933	324,309

Cash flows from investing activities:
Purchase of hotel operating property	—	(372,772,416)
Additions to hotel operating property	(6,600,690)	(1,064,942)

Net cash used in investing activities	(6,600,690)	(373,837,358)

Cash flows from financing activities:
Interest rate cap	—	(197,200)
Proceeds from notes payable	—	230,000,000
Loan costs paid	—	(3,596,454)
Capital contributions	22,095,294	159,369,411
Capital distributions	(30,645,775)	—

Net cash (used in) provided by financing activities	(8,550,481)	385,575,757

(Decrease) increase in cash, cash equivalents and restricted cash	(8,701,238)	12,062,708
Cash, cash equivalents and restricted cash:
Beginning of year	12,062,708	—

End of year	$3,361,470	$12,062,708

Supplemental disclosure of cash flow information:
Interest paid	$12,678,737	$1,935,562

See notes to financial statements.

RITZ-CARLTON BACARA, SANTA BARBARA HOTEL

Notes to Financial Statements

Note 1. Nature of Business and Significant Accounting Policies

        On June 13, 2017, CWI Santa Barbara Hotel, LP (CWI SB1) and CWI 2 Santa Barbara Hotel, LP (CWI SB2) (collectively, the Owners), Delaware limited partnerships, CWI Santa Barbara Mezz, LP (CWI Mezz 1) and CWI 2 Santa Barbara Mezz, LP (CWI Mezz 2) (collectively, the Mezz Entities), Delaware limited partnerships, CWI Santa Barbara Hotel GP, LLC (CWI GP 1), CWI 2 Santa Barbara Hotel GP, LLC (CWI GP 2) (collectively, the Hotel GP Entities), Delaware limited liability companies, and Santa Barbara Hotel Operator, Inc. (Tenant), Delaware corporation (collectively, the Company) were formed. On September 28, 2017 (acquisition), CWI SB1 and CWI SB2 together as tenants-in-common acquired a 40 percent interest and 60 percent interest, respectively, in the Ritz-Carlton Santa Barbara Hotel (the Hotel), a 358-room full-service hotel located in Santa Barbara, California for a purchase price of $380,000,000. The accompanying financial statements are presented on a combined basis as the Owners, the Mezz Entities, the Hotel GP Entities and Tenant are under common management and common ownership. The Owners own the Hotel and lease it to the Tenant, which operates the Hotel.

        The Company will terminate upon sale or distribution of all the investments, and all affairs of the Company will be completed and the certificate of formation will be canceled in the manner required, as defined in the operating agreement. All profits, losses, distributions and contributions are allocated to the Owners according to the terms of the operating agreement.

Note 2. Summary of Significant Accounting Policies

        Basis of presentation:    The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (GAAP). The financial statements present the financial position, results of operations, other comprehensive loss and cash flows of the Hotel by combining the accounts of the Owners and Tenant. The rental income received by the Owners is eliminated against the lease expense of the Tenant. All other significant intercompany accounts and transactions have also been eliminated.

        Use of estimates:    The preparation of the combined financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Cash and cash equivalents:    All highly liquid investments with original maturities of three months or less are considered to be cash equivalents. The Company maintained cash balances in financial institutions that, from time to time, exceeded the Federal Deposit Insurance Corporation (FDIC) insured limit. The Company believes it is not exposed to any significant credit risk related to cash.

        Restricted cash:    Restricted cash consists primarily of amounts escrowed pursuant to the terms of the notes payable of the Company related to planned renovations and improvements, property taxes, insurance, and normal replacement of furniture, fixtures and equipment at the Hotel. The Company early adopted of ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, as described below, the combined statements of cash flows includes restricted cash when reconciling the beginning-of-year and end-of-year cash amounts shown on the combined statements of cash flows.

RITZ-CARLTON BACARA, SANTA BARBARA HOTEL

Notes to Financial Statements (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        The following table provides a reconciliation of cash and restricted cash reported within the combined balance sheets to the combined statements of cash flows:

	2018	(Unaudited) 2017
Cash and cash equivalents	$1,520,097	$7,650,341
Restricted cash	1,841,373	4,412,367

Total cash, cash equivalents and restricted cash shown in the combined statements of cash flows	$3,361,470	$12,062,708

        Accounts receivable:    Accounts receivable are comprised of (a) amounts billed but uncollected for room rental, food and beverage sales and other hotel income and (b) amounts earned but unbilled for the aforementioned services until guests check out of the Hotel. Receivables are recorded at the Company's respective estimate of the amounts that will ultimately be collected. On a periodic basis, accounts receivable balances are evaluated and an allowance for doubtful accounts is established, when deemed necessary, based on its history of past write-offs, collections and current credit conditions. At December 31, 2018 and 2017, the Company had $9,496 and $30,000 (unaudited), respectively, as allowance for doubtful accounts.

        Inventories:    Inventories consist of food, beverage and supplies and are stated at the lower of cost or market and are included within prepaid expenses and other assets on the accompanying combined balance sheets.

        Investment in hotel property and depreciation:    Investment in hotel property including land, building and improvements, furniture, fixtures, and equipment and site improvements are stated at cost. Replacements and improvements are capitalized and recorded at cost, while repairs and maintenance are expensed as incurred.

        Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 40 years for the building, 4 years up to the remaining life of the building at the time of the addition for building improvements, 4 to 15 years for site improvements, 1 to 12 years for furniture, fixtures, and equipment and the lesser of the economic life or life of the lease for tenant improvements.

        In January 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This ASU provides a "screen" to determine when a set is not a business. The screen requires that when substantially all the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments (a) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output, and (b) remove the evaluation of whether a market participant could replace missing elements. Among other amendments, the ASU also provides a framework to assist entities in evaluating whether both an input and a substantive process are present.

RITZ-CARLTON BACARA, SANTA BARBARA HOTEL

Notes to Financial Statements (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        The ASU is effective for annual reporting periods beginning after December 15, 2018; the Company chose to early adopt the new ASU whereby the Company concluded that the acquisition of the Hotel in 2017 would be accounted for as an asset acquisition after applying the "screen." The Company determined that for each set the fair value of the gross assets acquired is concentrated in a single identifiable asset. By adopting the new ASU, all acquisition-related costs are included in consideration paid and in the basis of the assets acquired. Upon acquisition of a property, the Company allocates the purchase price, inclusive of acquisition-related costs, based upon the relative fair values of the assets acquired and liabilities assumed, which generally consist of land, buildings and improvements, and intangible assets, including tradename and customer relationship.

        In estimating the fair value of the assets acquired, the Company considers information obtained about the property as a result of its due diligence activities, including historical operating results, known trends and market conditions that may affect the property, and various valuation methods, such as estimated cash flow projections utilizing appropriate discount and capitalization rates, as well as available market information. The fair value of the property also considers the value of the property as if it was vacant. The Company engaged a third-party valuation firm to estimate the fair value of the acquired assets and liabilities assumed to account for the transaction in accordance with applicable acquisition accounting rules.

        At December 31, 2018 and 2017, investment in hotel property, net consists of the following:

	2018	(Unaudited) 2017
Land	$80,624,968	$80,624,968
Buildings and improvements	267,022,670	266,749,727
Furniture, fixtures and equipment	22,683,452	22,066,187
Construction in progress	6,170,243	459,761

	376,501,333	369,900,643
Less accumulated depreciation	(14,115,555)	(2,865,687)

Investment in hotel property, net	$362,385,778	$367,034,956

        Impairment of long-lived assets:    The Company reviews long-lived assets and certain identifiable intangibles with finite lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset group to estimated future cash flows expected to be generated by the asset. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment of the carrying value of long-lived assets was recognized for the year ended December 31, 2018 and period from September 28, 2017 (acquisition) through December 31, 2017.

        Deferred financing costs:    Deferred financing costs are bank fees and other costs incurred in obtaining financing that are amortized over the term of the respective loan agreement using a method which approximates the effective interest method. The Company presents debt issuance costs related to its long-term debt as a deduction from the carrying amount of the associated debt on its combined balance sheets.

RITZ-CARLTON BACARA, SANTA BARBARA HOTEL

Notes to Financial Statements (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        Key money:    Key money received in conjunction with entering into the management agreement with the Hotel manager is deferred and recognized as income through a reduction in management fees on the combined statements of operations on a straight-line basis over the term of the management agreement. Key money is classified within deferred revenue on the combined balance sheets.

        Advance deposits:    Advances received for rooms, group reservations, banquets, food and beverage and other property operations in advance of providing the related services are deferred. Related revenue is recognized when occupancy or the service is performed, or when an advance deposit is forfeited.

        Revenue recognition:    Hotel revenues are recognized when the services are provided and items are sold. Revenues consist of individual and group room sales, food and beverage sales and other hotel revenues such as spa and parking.

        Sales and marketing costs:    All sales and marketing costs, including production cost of print, radio, television, and other advertisements are expensed as incurred.

        Presentation of sales tax:    Sales tax is collected from all nonexempt customers and the Company remits the entire amount to the respective state tax jurisdiction upon collection from the customer. The accounting policy is to exclude the tax collected and remitted to the state from revenue and expense.

        Interest rate cap:    Pursuant to the terms of the notes, the Owners obtained an interest rate cap. The purpose of the interest rate cap is to limit the Company's exposure to increasing interest rates by capping LIBOR at certain rates as defined in the Interest Rate Cap Agreement.

        Fair value measurements:    Fair value is based on exit price or the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes a hierarchy of inputs used in measuring fair value that maximizes the use of the observable inputs and minimizes the use of the unobservable inputs by requiring that the most observable input be used when available. Observable inputs are inputs that the market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is measured in three levels based on the reliability of inputs:

        Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Hotel has the ability to access. Valuation adjustment and block discounts are not applied to Level 1 instruments.

        Level 2—Valuations based on quoted prices for similar assets or liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to the security.

        Level 3—Valuations derived from other valuation methodologies, including pricing models, discounted cash flow models and similar techniques, and not based on market, exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections that are

RITZ-CARLTON BACARA, SANTA BARBARA HOTEL

Notes to Financial Statements (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

not observable in the market and significant professional judgment in determining the fair value assigned to such assets or liabilities.

        In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

        Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment.

        As a part of the mortgage loan agreement, the Company obtained an interest rate cap pursuant to an interest rate protection agreement (Note 4) in order to hedge its interest rate exposure on the mortgage. For the year ended December 31, 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017, the Company recognized a loss of $43,155 and $433 (unaudited), respectively, relating to the change in fair value of the interest rate cap and is included as other comprehensive loss on the accompanying combined statements of comprehensive loss. At December 31, 2018 and 2017, the fair value of the interest rate cap is $153,451 and $196,767 (unaudited), respectively, and is included within prepaid expenses and other assets on the accompanying combined balance sheets. The interest rate cap is a Level 2 investment.

        There were no significant transfers among Levels 1, 2 and 3 during the year ended December 31, 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017.

        Management estimates the fair value of current assets and current liabilities approximate their carrying value due to the short maturity of these instruments. The estimated fair value of the variable rate notes payable approximates their carrying value.

        Income taxes:    Income taxes are accounted for under the asset and liability approach which requires recognition of deferred tax assets and liabilities for the differences between the financial reporting and tax basis of assets and liabilities. A valuation allowance reduces deferred tax assets when it is more likely than not some portion or all of the deferred tax assets will not be realized.

        Under GAAP, Accounting Standards Codification (ASC) 740, Income Taxes, requires the Company to determine whether a tax position is more likely than not to be sustained upon examination by the applicable tax authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of tax benefit or expense to be recognized. The Company does not have any uncertain tax positions that would require accrual under ASC 740 if reporting under GAAP.

        The Tenant operates the Hotel through a taxable REIT Subsidiary (TRS). A TRS is a subsidiary of a REIT that is subject to the applicable corporate income tax. The Tenant's use of the TRS enables it to continue to engage in certain operations of the Hotel while complying with REIT qualification requirements.

        The Company files a single state and local tax filing. In the normal course of business, the Company may be audited by any of these taxing authorities. As of December 31, 2018, the Company is not currently undergoing any tax examinations nor has the Company agreed to extend the statute of limitations beyond the prescribed expiration date. The Company remains subject to examination by U.S. federal, state and local jurisdictions for prior tax years that remain open since inception.

RITZ-CARLTON BACARA, SANTA BARBARA HOTEL

Notes to Financial Statements (Continued)

Note 2. Summary of Significant Accounting Policies (Continued)

        Recent accounting pronouncements:    In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. Early adoption is permitted as of annual reporting periods beginning after December 15, 2016. The Company adopted the standard effective January 1, 2018. Management performed an evaluation of the impact of the new standard across the Hotel's revenue streams, and determined that the timing of revenue recognition and its classification in the financial statements remained substantially unchanged. Management used the modified retrospective adoption method.

        On February 25, 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 requires all lessees to record a lease liability at lease inception, with a corresponding right of use asset, except for short-term leases. Lessor accounting will not be fundamentally changed. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019, and for annual and interim periods thereafter with early adoption permitted.

        In July 2018, the FASB issued ASU 2018-10, Codification Improvements to Topic 842, Leases. The amendments in this update affect the amendments in ASU 2016-02, which are not yet effective, but for which early adoption upon issuance is permitted.

        In July 2018, the FASB issued ASU 2018-11, Leases (Topic 842):Targeted Improvements. The amendments in this update related to separating components of a contract affect the amendments in ASU 2016-02, which are not yet effective but can be early adopted. The Company is currently evaluating the impact of adopting the leasing standard and its improvements will have on its financial statements.

        Derivative instruments:    The Company records derivative instruments at fair value and record them as assets or liabilities, depending on the rights or obligations under the applicable derivative contract. For a derivative designated and qualified as a cash flow hedge, the effective portion of the change in fair value of the derivative is recognized in other comprehensive loss until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings. In accordance with fair value measurement guidance, counterparty credit risk is measured on a net portfolio position basis.

Note 3. Hotel Acquisition and Intangible Assets

        The Company allocates the purchase price of real estate acquired to the acquired tangible assets, consisting of land, buildings, site improvements, furniture, fixtures, and equipment, and identified intangible assets, consisting of tradename and customer relationships based in each case on their relative fair value at the acquisition date. Acquisition costs, including legal, closing and organization costs of $1,149,933 were included within the purchase price and allocated on a pro-rata basis to the respective identified tangible and intangible assets.

        In estimating the fair value of the assets acquired, the Company considers information obtained about the Hotel as a result of due-diligence activities, including historical operating results, known as trends and market conditions that may affect the Hotel, and various valuation methods, such as

RITZ-CARLTON BACARA, SANTA BARBARA HOTEL

Notes to Financial Statements (Continued)

Note 3. Hotel Acquisition and Intangible Assets (Continued)

estimated cash flow projections utilizing appropriate discount and capitalization rates, as well as available market information.

        The allocation of the purchase price at the date of acquisition was:

Consideration:
Cash	$380,000,000

Assets acquired:
Land	$80,373,545
Building	258,553,436
Site improvements	8,452,274
Furniture, fixtures and equipment	21,313,874
Trade name	10,548,780
Customer relationships	758,091

Total identified assets acquired	$380,000,000

        The Company has estimated the fair market value of tradename through a relief-from-royalty method whereby the Company valued the avoided third-party license payment for the right to employ the asset to earn benefits. The value of the tradename is amortized on the straight-line method over 10 years. For the year ended December 31, 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017, amortization of the tradename is $1,054,878 and $274,557 (unaudited), respectively, and is included in depreciation and amortization on the accompanying combined statements of operations.

        Customer relationships was recorded based on the present value of the revenue earned from the Hotel's membership program. The value of customer relationships is amortized on a straight-line method over 10 years. For the year ended December 31, 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017, amortization of customer relationships is $75,811 and $19,731 (unaudited), respectively, and is included in depreciation and amortization on the accompanying combined statements of operations.

        Future annual amortization of the intangible assets is as follows:

	Tradename	Customer Relationships	Total
2019	$1,054,878	$75,089	$1,129,967
2020	1,054,878	75,089	1,129,967
2021	1,054,878	75,089	1,129,967
2022	1,054,878	75,089	1,129,967
2023	1,054,878	75,089	1,129,967
Thereafter	3,944,955	287,105	4,232,060

Total	$9,219,345	$662,550	$9,881,895

RITZ-CARLTON BACARA, SANTA BARBARA HOTEL

Notes to Financial Statements (Continued)

Note 4. Notes Payable

        As part of the acquisition of the Hotel, the Company obtained a mortgage note (Senior Loan) whereby it received the entire maximum commitment of $175,000,000 and a mezzanine note (Mezzanine Loan) for $55,000,000. The loans are collateralized by the Hotel and affiliates of the Owners guarantee the completion of certain renovation projects (as defined).

        The term of the Senior Loan is for four years through September 28, 2021 (Initial Maturity Date) with one option to extend for one year through September 28, 2022, if certain requirements (as defined) are met.

        The Senior Loan bears interest based on a one-month LIBOR plus 2.79 percent (5.31 percent at December 31, 2018). During the extension period, the Company will have to make equal quarterly principal payments of the product of 0.003125 times the principal outstanding at the Initial Maturity Date.

        The term of the Mezzanine Loan is for four years through September 28, 2021 with one option to extend for one year through September 28, 2022, if certain requirements (as defined) are met. The Mezzanine Loan bears interest based on a one-month LIBOR plus 5.75 percent (8.27 percent at December 31, 2018).

        At December 31, 2018 and 2017, the notes payable balance was $227,534,930 and $226,635,817 (unaudited), respectively, net of unamortized deferred financing costs of $2,465,070 and $3,364,183 (unaudited), respectively.

Note 5. Management Fees

        Concurrent with the purchase of the Hotel, the Company entered into a management agreement with Ritz-Carlton Hotel Company, L.L.C. (the Hotel Property Management Agreement) for property management and other related services for the Hotel. The initial term of the Hotel Property Management Agreement ends on September 30, 2047. Pursuant to the terms of the Hotel Property Management Agreement, a base annual management fee of 3 percent of gross revenues of the Hotel, as defined in the agreement, and an incentive fee, as calculated per the terms of the agreement, are required. The agreement caps management fees at 6 percent for any year. For the year ended December 31, 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017, the Company incurred $1,225,045 and $229,029 (unaudited), respectively, of base management fees. For the year ended December 31, 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017, there were no incentive management fees incurred.

        In connection with the execution of the management agreement in 2017, the Company received $3,960,000 of key money. In January 2018, the Company received an additional amount of key money of $6,840,000. Key money is being amortized over the thirty-year term of the management agreement and recorded within management fees within the accompanying combined statement of operations. After certain renovation projects (as defined) are completed, the Company will receive an additional $6,760,000 in 2019 and $1,940,000 in 2020. The outstanding liability is included in deferred revenue within the accompanying combined balance sheets. Amortization of key money included in management fees on the combined statements of operations incurred for the year ended December 31, 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017 of $389,660 and $0 (unaudited), respectively.

RITZ-CARLTON BACARA, SANTA BARBARA HOTEL

Notes to Financial Statements (Continued)

Note 6. Income Taxes

        Income tax expense attributable to the Company for the year ended December 31, 2018 and the period from September 28, 2017 (acquisition) through December 31, 2017, consists of:

	2018	(Unaudited) 2017
Federal
Current	$—	$—
Deferred	—	162,548
	—	162,548
State
Current	—	—
Deferred	—	45,036
	—	45,036
Total (benefit) provision	$—	$207,584

        Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The temporary differences result primarily from the tax benefits the Company has accumulated since acquisition.

        At December 31, 2018, deferred taxes consist of the following:

	2018	(Unaudited) 2017
Deferred tax assets:
Deferred tax asset	$4,396,943	$1,518,873
Valuation allowance	(4,396,943)	(1,518,873)
Net deferred tax assets	$—	$—

        Due to continuing losses, the Company believes that it is more likely than not that it will not realize any benefit from the deferred tax assets. As a result, the Company has recorded a valuation allowance at December 31, 2018 and 2017 so that the net deferred tax assets are fully reserved. During 2018, the valuation allowance increased by $2,878,070.

Note 7. Litigation

        The Company may be involved from time to time in litigation arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations or liquidity.

Note 8. Subsequent Events

        Subsequent events were evaluated for potential recognition and/or disclosures in the financial statements through March 15, 2019, the date the financial statements were available to be issued.

 Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

CAREY WATERMARK INVESTORS 2 INCORPORATED,

APEX MERGER SUB LLC,

AND

CAREY WATERMARK INVESTORS INCORPORATED

DATED AS OF OCTOBER 22, 2019

EXHIBITS

Exhibit A – Form of REIT I Charter Amendment
Exhibit B-1 – Form of REIT II Charter Amendment
Exhibit B-2 – Form of REIT II Charter Amendment (Contingent on Listing)

DISCLOSURE LETTERS

REIT I Disclosure Letter
REIT II Disclosure Letter

 AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER, dated as of October 22, 2019 (this "Agreement"), is made and entered into by and among Carey Watermark Investors Incorporated, a Maryland corporation ("REIT I"), Carey Watermark Investors 2 Incorporated, a Maryland corporation ("REIT II"), and Apex Merger Sub LLC, a Maryland limited liability company and a direct wholly owned subsidiary of REIT II ("Merger Sub"). Each of REIT I, REIT II and Merger Sub is sometimes referred to herein as a "Party" and collectively as the "Parties." Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in Article 1.

        WHEREAS, the Parties wish to effect a business combination in which Merger Sub will be merged with and into REIT I (the "REIT Merger") with REIT I being the surviving company, and (i) each share of REIT I Common Stock (as defined herein) issued and outstanding immediately prior to the REIT Merger Effective Time (as defined herein) will be converted into the right to receive the Common Stock Merger Consideration (as defined herein), (ii) each Vested REIT I RSU (as defined herein) shall cease, at the REIT Merger Effective Time, to represent any rights with respect to shares of REIT I Common Stock and shall be converted into the right to receive Vested REIT I RSU Consideration (as defined herein), and (iii) each Unvested REIT I RSU (as defined herein) shall cease, at the REIT Merger Effective Time, to represent any rights with respect to shares of REIT I Common Stock and shall be converted into an Assumed RSU (as defined herein), in each case, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland General Corporation Law (the "MGCL") and the Maryland Limited Liability Company Act ("MLLCA");

        WHEREAS, on the recommendation of the special committee of independent directors (the "REIT I Special Committee") of the Board of Directors of REIT I (the "REIT I Board"), the REIT I Board has (a) determined that this Agreement, the REIT Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of REIT I and its stockholders, (b) determined that the REIT Merger is fair and reasonable to REIT I and on terms and conditions not less favorable to REIT I than those available from unaffiliated third parties, (c) authorized and approved this Agreement, the REIT Merger and the other transactions contemplated by this Agreement, (d) directed that the REIT Merger and the REIT I Charter Amendment be submitted for consideration at the REIT I Stockholders Meeting (as defined herein) and (e) recommended the approval of the REIT Merger and the REIT I Charter Amendment by the REIT I stockholders;

        WHEREAS, on the recommendation of the special committee of independent directors (the "REIT II Special Committee") of the Board of Directors of REIT II (the "REIT II Board"), the REIT II Board has (a) determined that this Agreement, the REIT Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of REIT II and its stockholders, (b) determined that the REIT Merger is fair and reasonable to REIT II and on terms and conditions not less favorable to REIT II than those available from unaffiliated third parties, (c) authorized and approved this Agreement, the REIT Merger and the other transactions contemplated by this Agreement, (d) directed that the REIT Merger and the REIT II Charter Amendments be submitted for consideration at the REIT II Stockholders Meeting (as defined herein) and (e) recommended approval of the REIT Merger and the REIT II Charter Amendments by the REIT II stockholders;

        WHEREAS, REIT II, in its capacity as the sole member of Merger Sub, has taken all actions required for the execution of this Agreement by Merger Sub and to adopt and approve this Agreement and to approve the consummation by Merger Sub of the REIT Merger and the other transactions contemplated by this Agreement;

        WHEREAS, for U.S. federal income tax purposes, it is intended that the REIT Merger shall qualify as a "reorganization" under, and within the meaning of, Section 368(a) of the Code, and this Agreement is intended to be and is adopted as a "plan of reorganization" for the REIT Merger for purposes of Sections 354 and 361 of the Code;

        WHEREAS, each of the Parties desires to make certain representations, warranties, covenants and agreements in connection with the REIT Merger, and to prescribe various conditions to the REIT Merger; and

        WHEREAS, concurrently with the execution of this Agreement, REIT I, REIT II, and certain other parties have entered into an Internalization Agreement, pursuant to which, among other things, immediately following the Closing (as defined herein) (i) REIT I and REIT II will redeem (through contribution or exchange) the REIT I Special Partnership Interests and the REIT II Special Partnership Interests, respectively, pursuant to the terms of the Internalization Agreement, and (ii) the parties to the Internalization Agreement will consummate the other transactions contemplated by the Internalization Agreement.

        NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE 1
DEFINITIONS

        Section 1.1    Definitions.

          (a)   For purposes of this Agreement:

        "Acceptable Confidentiality Agreement" means a customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to REIT I or REIT II, as applicable, than those contained in the Confidentiality Agreement.

        "Action" means any claim, action, cause of action, suit, litigation, proceeding, arbitration, mediation, interference, audit, assessment, hearing, or other legal proceeding (whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before any Governmental Authority).

        "Affiliate" of a specified Person means a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

        "Anti-Corruption Laws" means (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations promulgated thereunder, and (ii) any anti-bribery, anti-corruption or similar applicable Law of any other jurisdiction.

        "Book-Entry Share" means, with respect to any Party, a book-entry share registered in the transfer books of such Party.

        "Business Day" means any day other than a Saturday, Sunday or any day on which banks located in New York, New York are authorized or required to be closed.

        "Code" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

        "Confidentiality Agreement" means the letter agreement, dated as of January 22, 2019, between REIT I and REIT II.

        "Contract" means any written or oral agreement, contract, arrangement, subcontract, lease, understanding, instrument, bond, mortgage, indenture, deed of trust, debenture, note, option, warrant, warranty, purchase order, license, REIT I Permit or REIT II Permit (as applicable), franchise, sublicense, insurance policy, benefit plan or other legally binding commitment or undertaking of any nature.

        "Employee Benefit Plan" means all "employee benefit plans," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, pension plans and all other employee compensation and benefit arrangements or payroll practices, including, without limitation, severance pay, sick leave, vacation pay, salary continuation for disability, consulting or other compensation agreements, retirement, deferred compensation, bonus (including, without limitation, any retention bonus plan), long-term incentive, stock option, stock purchase, hospitalization, medical insurance, life insurance and scholarship programs.

        "Environmental Law" means any Law (including common law) relating to the pollution (or cleanup thereof) or protection of the natural resources, endangered or threatened species, or environment (including ambient air, soil, surface water, groundwater, land surface or subsurface land), or human health or safety (as such matters relate to Hazardous Substances), including Laws relating to the use, handling, presence, transportation, treatment, generation, processing, recycling, remediation, storage, disposal, release or discharge of Hazardous Substances.

        "Environmental Permit" means any permit, approval, license, exemption, action, consent or other authorization issued, granted, given, authorized by or required under any applicable Environmental Law.

        "Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

        "Expense Reimbursement Payment" means payment in an amount equal to the documented Expenses of the Party that is entitled to receive such payment pursuant to Section 9.3; provided that such payment shall not exceed $5,000,000.

        "Expenses" means all reasonable out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a Party and its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the other agreements and documents contemplated hereby, the preparation, printing, filing and mailing of the Joint Proxy Statement, the preparation, printing and filing of the Form S-4 and all SEC and other regulatory filing fees incurred in connection with the Joint Proxy Statement, the solicitation of stockholder approval, engaging the services of the Transfer Agent, obtaining any third-party consents, making any other filings with the SEC and all other matters related to the Closing and the other transactions contemplated by this Agreement.

        "Fundamental Representations" when used with respect to (a) REIT I means the representations and warranties set forth in Section 4.1(a) (Organization and Qualification; Subsidiaries); Section 4.2 (Authority; Approval Required); Section 4.4 (Capital Structure); Section 4.6(e) (Absence of Certain Changes); Section 4.19 (Brokers); and Section 4.21 (Takeover Statutes); and (b) REIT II and Merger Sub means the representations and warranties set forth in Section 5.1(a) (Organization and Qualification; Subsidiaries); Section 5.2 (Authority; Approval Required); Section 5.4 (Capital Structure); Section 5.6(e) (Absence of Certain Changes); Section 5.19 (Brokers); and Section 5.21 (Takeover Statutes).

        "GAAP" means the United States generally accepted accounting principles.

        "Governmental Authority" means the United States (federal, state or local) government or any foreign government, or any other governmental or quasi-governmental regulatory, judicial or administrative authority, instrumentality, board, bureau, agency, commission, self-regulatory organization, arbitration panel or similar entity.

        "Hazardous Substances" means (i) those materials, substances, chemicals, wastes, products, compounds, solid, liquid, gas, minerals in each case, whether naturally occurred or man-made, that is listed in, defined in or regulated under any Environmental Law, including the following federal statutes and their state and local counterparts, as each may be amended from time to time, and all regulations thereunder, including: the Comprehensive, Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq. ("CERCLA"); the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.; (ii) petroleum and petroleum-derived products, including crude oil and any fractions thereof; and (iii) polychlorinated biphenyls ("PCBs"), urea formaldehyde foam insulation, mold, methane, asbestos in any form, radioactive materials or wastes and radon.

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

        "Indebtedness" means, with respect to any Person, without duplication, (a) all principal of and premium (if any) on all indebtedness, notes payable, accrued interest payable or other obligations of such Person for borrowed money (including any bonds, indentures, debentures or similar instruments), whether secured or unsecured, convertible or not convertible, (b) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person or incurred as financing with respect to property acquired by such Person, (c) all obligations of such Person secured by a Lien on such Person's assets, (d) all capitalized lease obligations of such Person, (e) all obligations of such Person under interest rate, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), (f) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (g) all obligations in respect of bankers acceptances or letters of credit, (h) all obligations in respect of prepayment premiums, penalties, breakage costs, "make whole amounts," costs, expenses and other payment obligations that would arise if any of the Indebtedness described in the foregoing clauses (a) through (g) were prepaid or unwound and settled, (i) all guarantees of such Person of any such Indebtedness (as described in the foregoing clauses (a) through (h)) of any other Person, and (j) any agreement to provide any of the foregoing.

        "Intellectual Property" means all United States and foreign (i) patents, patent applications, invention disclosures, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions and extensions thereof, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (iii) registered and unregistered copyrights and copyrightable works, (iv) confidential and proprietary information, including trade secrets, know-how, ideas, formulae, models, algorithms and methodologies, (v) all rights in the foregoing and in other similar intangible assets and (vi) all applications and registrations for the foregoing.

        "Internalization Agreement" means the Internalization Agreement, dated as of the date hereof, by and among REIT I, REIT I Operating Partnership, REIT II, REIT II Operating Partnership, W. P. Carey Inc., a Maryland corporation, Carey Watermark Holdings, LLC, a Delaware limited liability company and the special general partner of REIT I Operating Partnership, CLA Holdings, LLC, a Delaware limited liability company, Carey REIT II, Inc., a Maryland corporation, Carey Watermark Holdings 2, LLC, a Delaware limited liability company and the special general partner of REIT II Operating Partnership, WPC Holdco LLC, a Delaware limited liability company, Carey Loding Advisors, LLC, a Delaware limited liability company, Watermark Capital Partners, LLC, a Delaware limited liability company, CWA, LLC, an Illinois limited liability company, and CWA 2, LLC, an Illinois limited liability company.

        "Investment Company Act" means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

        "IRS" means the United States Internal Revenue Service or any successor agency.

        "Knowledge" means (i) with respect to REIT I, the actual knowledge of any fact, circumstance or condition of the persons named in Schedule A to the REIT I Disclosure Letter and (ii) with respect to REIT II or Merger Sub, the actual knowledge of any fact, circumstance or condition of the persons named in Schedule A to the REIT II Disclosure Letter.

        "Labor Agreement" means any collective bargaining agreement or other agreement or understanding with a labor union or labor union organization (including so-called "owner's agreements", card check neutrality agreements and agreements relating to "after acquired" properties).

        "Law" means any and all domestic (federal, state or local) or foreign laws, rules, regulations and Orders promulgated by any Governmental Authority.

        "Lien" means liens, mortgages, deeds of trust, pledges, claims against title, charges, security interests, rights of first refusal, options, preemptive rights, community property rights or other adverse property rights, easements, hypothecation, encumbrance, infringement, interference, community property interest, rights of way or other similar items, or any other restriction or encumbrances on title of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

        "Material Contract" means any REIT I Material Contract or any REIT II Material Contract, as applicable.

        "Merger Sub Governing Documents" means the articles of organization and limited liability company operating agreement of Merger Sub, as in effect on the date hereof.

        "Order" means a judgment, injunction, order or decree of any Governmental Authority.

        "Person" or "person" means an individual, corporation, partnership, limited partnership, limited liability company, group (including a "person" as defined in Section 13(d)(3) of the Exchange Act), trust, association or other entity or organization (including any Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority).

        "REIT" means a real estate investment trust within the meaning of Sections 856 through 860 of the Code.

        "REIT I Bylaws" means the Amended and Restated Bylaws of REIT I, as amended and in effect on the date hereof.

        "REIT I Charter" means the Articles of Amendment and Restatement of REIT I dated September 15, 2010, as amended or supplemented and in effect on the date hereof.

        "REIT I Charter Amendment" means an amendment to the REIT I Charter in substantially the form attached hereto as Exhibit A.

        "REIT I Common Stock" means the common stock, $0.001 par value per share, of REIT I.

        "REIT I DRP" means the distribution reinvestment plan of REIT I.

        "REIT I Employee Program" means each "employee benefit plan," within the meaning of ERISA Section 3(3) (whether or not subject to ERISA), and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, separation, employment, termination, consulting, commission, change-in-control, retention, profit sharing, pension, vacation, paid time off, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, fringe benefit or other benefit or compensation plan, policy, program, agreement, arrangement or Contract, whether written or unwritten, that is currently sponsored, maintained or contributed to by REIT I or any REIT I Subsidiary or under or with respect to which REIT I or any REIT I Subsidiary or their respective ERISA Affiliates has any liability, whether accrued, absolute, contingent, direct or indirect.

        "REIT I Equity Incentive Plan" means the Carey Watermark Investors Incorporated 2010 Equity Incentive Plan and the Carey Watermark Investors Incorporated Directors' Incentive Plan 2010 Equity Incentive Plan, in each case as amended.

        "REIT I Governing Documents" means the REIT I Bylaws, the REIT I Charter, the certificate of limited partnership of REIT I Operating Partnership and the REIT I Partnership Agreement.

        "REIT I Material Adverse Effect" means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) has or would have a material adverse effect on the business, properties, financial condition or results of operations of REIT I and the REIT I Subsidiaries, taken as a whole, or (ii) has prevented or materially impaired, or would prevent or materially impair, the ability of REIT I to consummate the REIT Merger before the Outside Date; provided that, for purposes of the foregoing clause (i), "REIT I Material Adverse Effect" shall not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from (A) any changes in economic, market or business conditions generally in the U.S. or any other jurisdiction in which REIT I or the REIT I Subsidiaries operate or in the U.S. or global financial markets generally, including changes in interest or exchange rates (except, in each case, to the extent having a disproportionate adverse effect on REIT I and the REIT I Subsidiaries, taken as a whole, compared to other companies in the industry in which REIT I and the REIT I Subsidiaries operate), (B) changes in general economic conditions in the industries in which REIT I and the REIT I Subsidiaries operate, (C) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (D) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof that does not result in the destruction or material physical damage of a material portion of the REIT I Properties, taken as a whole, (E) the execution and delivery of this Agreement, or the public announcement of the REIT Merger or the other transactions contemplated by this Agreement, (F) the taking of any action expressly required by this Agreement, or the taking of any action at the written request or with the prior written consent of REIT II, (G) earthquakes, hurricanes, floods or other natural disasters that do not result in the destruction or material physical damage of a material portion of the REIT I Properties, taken as a whole, (H) changes in Law or GAAP (or the interpretation thereof), or (I) any Action made or initiated by any holder of REIT I Common Stock, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated by this Agreement, which in the case of each of clauses (A), (B), (C) and (H), do not disproportionately adversely affect REIT I and the REIT I Subsidiaries, taken as a whole, compared to other companies in the industry in which REIT I and the REIT I Subsidiaries operate.

        "REIT I OP Units" means the units of limited partnership interest in REIT I Operating Partnership (other than the REIT I Special Partnership Interests).

        "REIT I Operating Partnership" means CWI OP, LP, a Delaware limited partnership and the operating partnership of REIT I.

        "REIT I Partnership Agreement" means the Agreement of Limited Partnership of REIT I Operating Partnership, dated as of September 15, 2010, as amended through the date hereof.

        "REIT I RSU" means a restricted stock unit representing the right to vest in and be issued shares of REIT I Common Stock by REIT I (whether granted by REIT I pursuant to a REIT I Equity

Incentive Plan, assumed by REIT I in connection with any merger, acquisition or similar transaction, or otherwise issued or granted by REIT I).

        "REIT I Share Redemption Program" means the share redemption program of REIT I in effect as of the date of this Agreement.

        "REIT I Special Partnership Interests" means the partnership interests in REIT I Operating Partnership held by the special general partner named in the REIT I Partnership Agreement.

        "REIT I Stockholder Approval" means (1) approval of the REIT Merger by the affirmative vote of the holders of a majority of the outstanding shares of REIT I Common Stock entitled to vote on the matter and (2) approval of the REIT I Charter Amendment by the affirmative vote of the holders of a majority of the outstanding shares of REIT I Common Stock entitled to vote on the matter.

        "REIT I Stockholders Meeting" means the meeting of the holders of shares of REIT I Common Stock for the purpose of seeking the REIT I Stockholder Approval, including any postponement or adjournment thereof.

        "REIT I Subsidiary" means (i) any corporation of which more than fifty percent (50%) of the outstanding voting securities is, directly or indirectly, owned by REIT I, and (ii) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by REIT I or of which REIT I or any REIT I Subsidiary is a general partner, manager, managing member or the equivalent.

        "REIT I Termination Payment" means an amount equal to $28,690,000; provided, however, that in the event that (x) this Agreement is terminated pursuant to either Section 9.1(c)(ii) or Section 9.1(d)(iii) and (y) REIT I enters into a definitive agreement with an Exempted Person with respect to a Superior Proposal, in compliance with Section 7.3, the REIT I Termination Payment shall be an amount equal to $21,520,000.

        "REIT II Bylaws" means the Amended and Restated Bylaws of REIT II, as amended and in effect on the date hereof.

        "REIT II Charter" means the Second Articles of Amendment and Restatement of REIT II dated April 30, 2015, as amended or supplemented and in effect on the date hereof.

        "REIT II Charter Amendments" means an amendment to the REIT II Charter in substantially the form attached hereto as Exhibit B-1 and a subsequent amendment thereto in substantially the form attached hereto as Exhibit B-2.

        "REIT II Class A Common Stock" means the Class A Common Stock, $0.001 par value per share, of REIT II.

        "REIT II Class T Common Stock" means the Class T Common Stock, $0.001 par value per share, of REIT II.

        "REIT II Common Stock" means the common stock, $0.001 par value per share, of REIT II, consisting of the REIT II Class A Common Stock and the REIT II Class T Common Stock.

        "REIT II DRP" means the distribution reinvestment plan of REIT II.

        "REIT II Employee Program" means each "employee benefit plan," within the meaning of ERISA Section 3(3) (whether or not subject to ERISA), and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, separation, employment, termination, consulting, commission, change-in-control, retention, profit sharing, pension, vacation, paid time off, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, fringe benefit or other benefit or compensation plan, policy, program, agreement, arrangement or Contract, whether written or unwritten, that is currently sponsored, maintained or contributed to by REIT II or any REIT II Subsidiary or under or with respect to which REIT II or any REIT II Subsidiary or their respective ERISA Affiliates has any liability, whether accrued, absolute, contingent, direct or indirect.

        "REIT II Equity Incentive Plan" means the Carey Watermark Investors 2 Incorporated 2015 Equity Incentive Plan, as amended.

        "REIT II Governing Documents" means the REIT II Bylaws, the REIT II Charter, the certificate of limited partnership of REIT II Operating Partnership, and the REIT II Partnership Agreement.

        "REIT II Material Adverse Effect" means any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate, (i) has or would have a material adverse effect on the business, properties, financial condition or results of operations of REIT II and the REIT II Subsidiaries, taken as a whole, or (ii) has prevented or materially impaired, or would prevent or materially impair, the ability of REIT II or Merger Sub to consummate the REIT Merger before the Outside Date; provided that, for purposes of the foregoing clause (i), "REIT II Material Adverse Effect" shall not include any event, circumstance, change, effect, development, condition or occurrence to the extent arising out of or resulting from (A) any changes in economic, market or business conditions generally in the U.S. or any other jurisdiction in which REIT II or the REIT II Subsidiaries operate or in the U.S. or global financial markets generally, including changes in interest or exchange rates (except, in each case, to the extent having a disproportionate adverse effect on REIT II and the REIT II Subsidiaries, taken as a whole, compared to other companies in the industry in which REIT II and the REIT II Subsidiaries operate), (B) changes in general economic conditions in the industries in which REIT II and the REIT II Subsidiaries operate, (C) any changes in the legal, regulatory or political conditions in the United States or in any other country or region of the world, (D) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof that does not result in the destruction or material physical damage of a material portion of the REIT II Properties, taken as a whole, (E) the execution and delivery of this Agreement, or the public announcement of the REIT Merger or the other transactions contemplated by this Agreement, (F) the taking of any action expressly required by this Agreement, or the taking of any action at the written request or with the prior written consent of REIT I, (G) earthquakes, hurricanes, floods or other natural disasters that do not result in the destruction or material physical damage of a material portion of the REIT II Properties, taken as a whole, (H) changes in Law or GAAP (or the interpretation thereof), or (I) any Action made or initiated by any holder of REIT II Common Stock, including any derivative claims, arising out of or relating to this Agreement or the transactions contemplated by this Agreement, which in the case of each of clauses (A), (B), (C) and (H), do not disproportionately adversely affect REIT II and the REIT II Subsidiaries, taken as a whole, compared to other companies in the industry in which REIT II and the REIT II Subsidiaries operate.

        "REIT II OP Class A Units" means the REIT II OP Units classified as Class A OP Units pursuant to the REIT II Partnership Agreement.

        "REIT II OP Class C Units" means the REIT II OP Units classified as Class C OP Units pursuant to the REIT II Partnership Agreement.

        "REIT II OP Units" means the units of limited partnership interests in REIT II Operating Partnership (other than the REIT II Special Partnership Interests), including, without limitation, the REIT II OP Class A Units and the REIT II OP Class C Units.

        "REIT II Operating Partnership" means CWI 2 OP, LP, a Delaware limited partnership and the operating partnership of REIT II.

        "REIT II Partnership Agreement" means the Agreement of Limited Partnership of REIT II Operating Partnership, dated as of February 9, 2015, as amended through the date hereof.

        "REIT II RSU" means a restricted stock unit representing the right to vest in and be issued shares of REIT II Common Stock by REIT II (whether granted by REIT II pursuant to the REIT II Equity Incentive Plan, assumed by REIT II in connection with any merger, acquisition or similar transaction, or otherwise issued or granted by REIT II).

        "REIT II Special Partnership Interests" means the partnership interests in REIT II Operating Partnership held by the special general partner named in the REIT II Partnership Agreement.

        "REIT II Stockholder Approval" means approval of (i) the REIT Merger by the affirmative vote of a majority of the votes cast by the holders of the outstanding shares of REIT II Common Stock entitled to vote on the matter and (ii) the REIT II Charter Amendments by the affirmative vote of the holders of a majority of the outstanding shares of REIT II Common Stock entitled to vote on the matter.

        "REIT II Stockholders Meeting" means the meeting of the holders of shares of REIT II Common Stock for the purpose of seeking the REIT II Stockholder Approval, including any postponement or adjournment thereof.

        "REIT II Subsidiary" means (a) any corporation of which more than fifty percent (50%) of the outstanding voting securities is, directly or indirectly, owned by REIT II, and (b) any partnership, limited liability company, joint venture or other entity of which more than fifty percent (50%) of the total equity interest is, directly or indirectly, owned by REIT II or of which REIT II or any REIT II Subsidiary is a general partner, manager, managing member or the equivalent, including REIT II Operating Partnership.

        "REIT II Termination Payment" means an amount equal to $19,669,000.

        "REIT Merger Consideration" means the Common Stock Merger Consideration, the Vested REIT I RSU Consideration and the Assumed RSUs.

        "Representative" means, with respect to any Person, such Person's directors, officers, employees, advisors (including attorneys, accountants, consultants, investment bankers, brokers and financial advisors), agents, controlled Affiliates and other representatives.

        "SEC" means the U.S. Securities and Exchange Commission (including the staff thereof).

        "Securities Act" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

        "Tax" or "Taxes" means any federal, state, local and foreign or other taxes of any kind, together with penalties, interest or additions imposed with respect to such amounts, imposed by any Governmental Authority, including taxes on or with respect to income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, net worth, abandoned property, franchise, windfall or other profits, gross receipts, premiums, employment, social security, workers' compensation, unemployment compensation, payroll, capital stock, excise, environmental, registration and documentation fees, severance, occupation, customs duties, disability, or estimated tax.

        "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes filed or required to be filed with a Governmental Authority, including any schedule or attachment thereto, and including any amendment thereof.

        "Termination Payment" means, as applicable, the Expense Reimbursement Payment, the REIT I Termination Payment or the REIT II Termination Payment payable pursuant to Section 9.3(b).

        "Wholly Owned REIT I Subsidiary" means REIT I Operating Partnership and any wholly owned subsidiary of REIT I or REIT I Operating Partnership.

        "Wholly Owned REIT II Subsidiary" means REIT II Operating Partnership and any wholly owned subsidiary of REIT II or REIT II Operating Partnership.

          (b)   In addition to the terms defined in Section 1.1(a), the following terms shall have the respective meanings set forth in the sections set forth below opposite such term:

Defined Term	Location of Definition
Acquisition Agreement	Section 7.3(a)
Agreement	Preamble
Articles of Merger	Section 2.3
Assumed RSUs	Section 3.1(d)(ii)
Barclays	Section 4.20
Closing	Section 2.2
Closing Date	Section 2.2
Closing Dividend	Section 7.8(b)
Closing Dividend Date	Section 7.8(b)
Common Stock Merger Consideration	Section 3.1(a)(i)
Competing Proposal	Section 7.3(l)(i)
Escrow Agreement	Section 9.3(f)
Exchange Ratio	Section 3.1(a)(i)
Exempted Person	Section 7.3(l)(iii)
Form S-4	Section 7.1(a)
Go-Shop Period	Section 7.3(f)
Indemnification Agreements	Section 7.7(a)
Indemnified Parties	Section 7.7(a)
Interim Period	Section 6.1(a)
Internalization Documents	Section 8.2(g)
Joint Proxy Statement	Section 7.1(a)
Merger Sub	Preamble
MGCL	Recitals
MLLCA	Recitals
Morgan Stanley	Section 5.20
Outside Date	Section 9.1(b)(i)
Payor	Section 9.3(d)
Party(ies)	Preamble
Qualified REIT Subsidiary	Section 4.1(c)
Quarterly Dividend	Section 7.8(a)
Qualifying REIT Income	Section 9.3(f)(i)
Recipient	Section 9.3(c)
Registered Securities	Section 7.1(a)
REIT Dividend	Section 7.8(c)
REIT I	Preamble
REIT I Adverse Recommendation Change	Section 7.3(j)
REIT I Board	Recitals
REIT I Board Recommendation	Section 4.2(c)
REIT I Corporate Debt	Section 4.18(b)
REIT I Designees	Section 7.11
REIT I Disclosure Letter	Article 4
REIT I Franchise Agreement	Section 4.10(g)
REIT I Ground Lease	Section 4.10(e)
REIT I Insurance Policies	Section 4.15

Defined Term	Location of Definition
REIT I Major Lease	Section 4.10(d)
REIT I Management Agreement	Section 4.10(f)
REIT I Management Company Employee	Section 6.1(b)(xxiv)
REIT I Material Contract	Section 4.12(c)
REIT I Permits	Section 4.8(a)
REIT I Permitted Liens	Section 4.10(b)
REIT I Preferred Stock	Section 4.4(a)
REIT I Property	Section 4.10(a)
REIT I Real Property Debt	Section 4.18(a)
REIT I Related Party Agreements	Section 4.17
REIT I SEC Documents	Section 4.5(a)
REIT I Special Committee	Recitals
REIT I Subsidiary Partnership	Section 4.13(h)
REIT I Tax Protection Agreements	Section 4.13(h)
REIT I Terminating Breach	Section 9.1(d)(i)
REIT I Voting Debt	Section 4.4(d)
REIT II	Preamble
REIT II Adverse Recommendation Change	Section 7.3(d)
REIT II Board	Recitals
REIT II Board Recommendation	Section 5.2(c)
REIT II Corporate Debt	Section 5.18(b)
REIT II Disclosure Letter	Article 5
REIT II Franchise Agreement	Section 5.10(g)
REIT II Ground Lease	Section 5.10(e)
REIT II Insurance Policies	Section 5.15
REIT II Major Lease	Section 5.10(d)
REIT II Management Agreement	Section 5.10(f)
REIT II Management Company Employee	Section 6.2(b)(xxiv)
REIT II Material Contract	Section 5.12(c)
REIT II Permits	Section 5.8(a)
REIT II Permitted Liens	Section 5.10(b)
REIT II Preferred Stock	Section 5.4(a)
REIT II Property	Section 5.10(a)
REIT II Real Property Debt	Section 5.18(a)
REIT II Related Party Agreements	Section 5.17
REIT II SEC Documents	Section 5.5(a)
REIT II Special Committee	Recitals
REIT II Subsidiary Partnership	Section 5.13(h)
REIT II Tax Protection Agreements	Section 5.13(h)
REIT II Terminating Breach	Section 9.1(c)(i)
REIT II Voting Debt	Section 5.4(d)
REIT Merger	Recitals
REIT Merger Effective Time	Section 2.3
Release	Section 4.11
Sarbanes-Oxley Act	Section 5.5(a)
SDAT	Section 2.3
Solicitation Period End Date	Section 7.3(f)
Superior Proposal	Section 7.3(l)(ii)
Surviving Entity	Section 2.1
Takeover Statutes	Section 4.21

Defined Term	Location of Definition
Taxable REIT Subsidiary	Section 4.1(c)
Transfer Agent	Section 3.2(a)
Transfer Taxes	Section 7.10(d)
Unvested REIT I RSU	Section 3.1(d)(ii)
Vested REIT I RSU	Section 3.1(d)(i)
Vested REIT I RSU Consideration	Section 3.1(d)(i)

        Section 1.2    Interpretation and Rules of Construction.     In this Agreement, except to the extent otherwise provided or that the context otherwise requires:

          (a)   when a reference is made in this Agreement to an Article, Section, Exhibit or Schedule, such reference is to an Article or Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated;

          (b)   the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

          (c)   whenever the words "include," "includes" or "including" are used in this Agreement, they are deemed to be followed by the words "without limiting the generality of the foregoing" unless expressly provided otherwise;

          (d)   "or" shall be construed in the inclusive sense of "and/or";

          (e)   the words "hereof," "herein" and "hereunder" and words of similar impart, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement, except to the extent otherwise specified;

          (f)    all Exhibits and Schedules referred to herein are intended to be and hereby are specifically made a part of this Agreement;

          (g)   all references herein to "$" or dollars shall refer to United States dollars;

          (h)   no specific provision, representation or warranty shall limit the applicability of a more general provision, representation or warranty;

          (i)    it is the intent of the Parties that each representation, warranty, covenant, condition and agreement contained in this Agreement shall be given full, separate, and independent effect and that such provisions are cumulative;

          (j)    the phrase "ordinary course of business" shall be deemed to be followed by the words "consistent with past practice" whether or not such words actually follow such phrase;

          (k)   references to a Person are also to its successors and permitted assigns;

          (l)    any reference in this Agreement to a date or time shall be deemed to be such date or time in the City of New York, New York, U.S.A., unless otherwise specified;

          (m)  all terms defined in this Agreement have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein; and

          (n)   the definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms.

 ARTICLE 2
THE REIT MERGER

        Section 2.1    The REIT Merger; Other Transactions.     Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MGCL and MLLCA, at the REIT Merger Effective Time, Merger Sub shall be merged with and into REIT I, whereupon the separate existence of Merger Sub will cease, with REIT I surviving the REIT Merger (REIT I, as the surviving entity in the REIT Merger, sometimes being referred to herein as the "Surviving Entity"), such that following and as a result of the REIT Merger, the Surviving Entity will be a direct wholly owned subsidiary of REIT II. The REIT Merger shall have the effects provided in this Agreement and the Articles of Merger and as specified in the applicable provisions of the MGCL and MLLCA.

        Section 2.2    Closing.     The closing of the REIT Merger (the "Closing") will take place (a) by electronic exchange of documents and signatures at 10:00 a.m., Eastern time, on the third (3rd) Business Day after all the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or valid waiver of such conditions at the Closing) shall have been satisfied or validly waived by the Party entitled to the benefit of such condition (subject to applicable Law), or (b) at such other place or date and time as may be agreed in writing by REIT I and REIT II. The date on which the Closing actually takes place is referred to herein as the "Closing Date."

        Section 2.3    Effective Time.     On the Closing Date, REIT II, REIT I and Merger Sub shall (i) cause articles of merger with respect to the REIT Merger to be duly executed and filed with the State Department of Assessments and Taxation of Maryland (the "SDAT") in accordance with the MGCL and the MLLCA (the "Articles of Merger") and (ii) make any other filings, recordings or publications required to be made by REIT I, Merger Sub or the Surviving Entity under the MGCL or MLLCA in connection with the REIT Merger. The REIT Merger shall become effective at such time as the Articles of Merger are accepted for record by the SDAT or on such other date and time (not to exceed thirty (30) days after the Articles of Merger are accepted for record by the SDAT) as specified in the Articles of Merger (such date and time, the "REIT Merger Effective Time"), it being understood and agreed that the Parties shall cause the REIT Merger Effective Time to occur on the Closing Date.

        Section 2.4    Organizational Documents of the Surviving Entity.

          (a)   From and after the REIT Merger Effective Time, the charter of REIT II, as amended or supplemented by the REIT II Charter Amendments (except to the extent that certain provisions of the REIT II Charter Amendment by their terms shall not become effective until the listing of REIT II Common Stock on a national exchange), shall remain in effect as the charter of REIT II, until thereafter amended in accordance with applicable Law and the applicable provisions of the charter of REIT II, as amended or supplemented.

          (b)   At the REIT Merger Effective Time and by virtue of the REIT Merger, a limited liability company agreement to be mutually agreed by the Parties, shall be the limited liability agreement of the Surviving Entity, until thereafter amended in accordance with applicable Law and the applicable provisions of such limited liability company agreement.

        Section 2.5    Officers of the Surviving Entity.     At the REIT Merger Effective Time and by virtue of the REIT Merger, the officers of REIT I immediately prior to the REIT Merger Effective Time shall be the officers of the Surviving Entity, until duly removed or replaced in accordance with applicable Law and the applicable provisions of the charter and bylaws of the Surviving Entity.

        Section 2.6    Tax Treatment of the REIT Merger.     The Parties intend that, for United States federal income tax purposes (and, where applicable, state and local income tax purposes), the REIT Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Code, and this Agreement shall be, and is hereby adopted as, a "plan of reorganization" for purposes of Section 354 and 361 of the Code. Unless otherwise required by a final determination within the meaning of Section 1313(a) of the Code (or a similar determination under applicable state or local Law), all Parties shall file all United States federal, state and local Tax Returns in a manner consistent with the intended tax treatment of the REIT Merger described in this Section 2.6, and no Party shall take a position inconsistent with such treatment.

ARTICLE 3
EFFECTS OF THE REIT MERGER

        Section 3.1    Effects of the REIT Merger.

          (a)    The REIT Merger.    At the REIT Merger Effective Time, by virtue of the REIT Merger and without any further action on the part of REIT I or Merger Sub or the holders of any securities of REIT II, REIT I or Merger Sub:

              (i)  Each share of REIT I Common Stock, or fraction thereof, issued and outstanding as of immediately prior to the REIT Merger Effective Time will be converted into the right to receive, in accordance with the terms of this Agreement, 0.9106 shares (the "Exchange Ratio") (upon the proper surrender of such Book-Entry Share) of validly issued, fully paid and nonassessable shares of REIT II Class A Common Stock (the "Common Stock Merger Consideration") in accordance with Section 3.2 and subject to Section 3.1(a)(ii), Section 3.1(a)(iii), Section 3.1(b), Section 3.3 and the next sentence of this Section 3.1(a)(i). The Common Stock Merger Consideration payable to each holder of REIT I Common Stock will be aggregated and each such holder shall be entitled to receive such number of shares of REIT II Common Stock, including any fraction thereof (which fraction shall be rounded up to the nearest 1/10,000th), consistent with the Exchange Ratio. From and after the REIT Merger Effective Time, all such shares of REIT I Common Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a share of REIT I Common Stock shall cease to have any rights with respect thereto, except for the right to receive the Common Stock Merger Consideration therefor in accordance with Section 3.2.

             (ii)  Each share of REIT I Common Stock, if any, then held by any Wholly Owned REIT I Subsidiary shall automatically be retired and shall cease to exist, and no Common Stock Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the REIT Merger.

            (iii)  Each share of REIT I Common Stock, if any, then held by REIT II or any Wholly Owned REIT II Subsidiary shall no longer be outstanding and shall automatically be retired and shall cease to exist, and no Common Stock Merger Consideration shall be paid, nor shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the REIT Merger.

            (iv)  Each membership interest of Merger Sub issued and outstanding immediately prior to the REIT Merger Effective Time shall be converted into validly issued, fully paid and nonassessable shares of common stock of the Surviving Entity, and the shares of common stock of the Surviving Entity into which the membership interest of Merger Sub is so converted shall be the only issued and outstanding equity interests of the Surviving Entity, and REIT II shall be the sole equityholder of the Surviving Entity.

          (b)    Adjustment of the REIT Merger Consideration.    Between the date of this Agreement and the REIT Merger Effective Time, if REIT I or REIT II should split, combine or otherwise reclassify the REIT I Common Stock or any class of the REIT II Common Stock, or make a dividend or other distribution in shares of the REIT I Common Stock or the REIT II Common Stock (including any dividend or other distribution of securities convertible into REIT I Common

  Stock or REIT II Common Stock, but not including shares of REIT I Common Stock issued pursuant to the REIT I DRP or shares of REIT II Common Stock issued pursuant to the REIT II DRP), other than the payment of a portion of REIT I's regular quarterly dividend in REIT I Common Stock in lieu of cash or REIT II's regular quarterly dividend in REIT II Common Stock in lieu of cash, in a manner consistent with past practice, or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the Parties hereunder) the Exchange Ratio shall be ratably adjusted to reflect fully the effect of any such change, and thereafter all references to the Exchange Ratio shall be deemed to be the Exchange Ratio as so adjusted.

          (c)    Transfer Books.    From and after the REIT Merger Effective Time, the share transfer books of REIT I shall be closed, and thereafter there shall be no further registration of transfers of REIT I Common Stock. From and after the REIT Merger Effective Time, Persons who held REIT I Common Stock outstanding immediately prior to the REIT Merger Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for in this Agreement or by applicable Law.

          (d)    REIT I RSUs.

            (i)    Vested REIT I RSUs.    As of the REIT Merger Effective Time, by virtue of the REIT Merger and without any action on the part of the holders thereof, each REIT I RSU (or portion thereof) that is outstanding and vested as of immediately prior to the REIT Merger Effective Time (including all such REIT I RSUs that vest contingent on the occurrence of the REIT Merger, if any) but in respect of which the shares of REIT I Common Stock issuable with respect thereto have not yet been delivered as of the REIT Merger Effective Time (each, a "Vested REIT I RSU") shall cease, at the REIT Merger Effective Time, to represent any rights with respect to shares of REIT I Common Stock and shall be converted into the right to receive (without duplication of any amount that would otherwise be payable with respect to the shares of REIT I Common Stock issuable with respect to such Vested REIT I RSU pursuant to Section 3.1(a)) a number of shares of REIT II Class A Common Stock (including any fraction thereof (which fraction shall be rounded up to the nearest 1/10,000th)) equal to (x) the number of shares of REIT I Common Stock subject to such Vested REIT I RSU, multiplied by (y) the Exchange Ratio (the "Vested REIT I RSU Consideration"). REIT I or REIT II, as applicable, shall be entitled to deduct and withhold such amounts as may be required to be deducted and withheld under the Code and any applicable state or local Tax laws with respect to the treatment of the Vested REIT I RSUs pursuant to this Section 3.1(d)(i). As soon as practicable following the REIT Merger Effective Time, REIT II shall cause the Transfer Agent to record the issuance on the stock records of REIT II of the amount of REIT II Class A Common Stock equal to the Vested REIT I RSU Consideration that is issuable to each holder of Vested REIT I RSUs (including any fractional shares thereof), pursuant to this Section 3.1(d)(i); provided that to the extent that any such Vested REIT I RSU constitutes nonqualified deferred compensation subject to Section 409A of the Code, such Vested REIT I RSU Consideration will be paid and recorded on the stock records of REIT II in accordance with the applicable award's terms and at the earliest time permitted under the terms of such award that would not result in the application of a tax or penalty under Section 409A of the Code.

            (ii)    Unvested REIT I RSUs.    As of the REIT Merger Effective Time, by virtue of the REIT Merger and without any action on the part of the holders thereof, each REIT I RSU (or portion thereof) that is outstanding and unvested as of immediately prior to the REIT Merger Effective Time (after taking into account all REIT I RSUs that vest contingent on the occurrence of the REIT Merger, if any) (each, an "Unvested REIT I RSU") shall cease, at the REIT Merger Effective Time, to represent any rights with respect to shares of REIT I

    Common Stock and shall be converted into a REIT II RSU with respect to a whole number of shares of REIT II Class A Common Stock (rounded up to the nearest whole share) equal to (x) the number of shares of REIT I Common Stock subject to such Unvested REIT I RSU, multiplied by (y) the Exchange Ratio (such resulting REIT II RSUs, the "Assumed RSUs"). The Assumed RSUs shall be subject to the same vesting schedule, termination terms, and other terms and restrictions that governed the applicable Unvested REIT I RSUs as of immediately prior to the REIT Merger Effective Time, except that the REIT II Board or a committee thereof shall succeed to the authority and responsibility of the REIT I Board or any committee thereof with respect thereto.

            (iii)  REIT II shall take all corporate action necessary to reserve a sufficient number of shares of REIT II Class A Common Stock for delivery upon the settlement of each of the Assumed RSUs. As soon as reasonably practicable after the REIT Merger Effective Time, if and to the extent necessary to cause a sufficient number of shares of REIT II Class A Common Stock to be registered and issuable upon the settlement of the Assumed RSUs, REIT II shall file a post-effective amendment to the Form S-4 or one or more registration statements on Form S-8 (or any successor or other appropriate form) with respect to the shares of REIT II Class A Common Stock subject to the Assumed RSUs, and REIT II shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Assumed RSUs remain outstanding.

            (iv)  Prior to the REIT Merger Effective Time, REIT II, the REIT II Board, and the Compensation Committee of the REIT II Board, as applicable, and REIT I, the REIT I Board, and the Compensation Committee of the REIT I Board, as applicable, shall adopt any resolutions and take any actions (including obtaining consents or providing any required or advisable notices) necessary (A) to effectuate the provisions of this Section 3.1(d), (B) to ensure that, from and after the REIT Merger Effective Time, holders of REIT I RSUs shall have no rights with respect thereto other than those specifically provided in this Section 3.1(d), and (C) with respect to REIT I, to terminate the REIT I Equity Incentive Plan effective as of the REIT Merger Effective Time.

        Section 3.2    Exchange Procedures; Distributions with Respect to Unexchanged Shares.

          (a)   As soon as practicable following the REIT Merger Effective Time, REIT II shall cause its transfer agent, DST Systems, Inc. (or any successor transfer agent for REIT II, the "Transfer Agent"), to record the issuance on the stock records of REIT II of the amount of REIT II Class A Common Stock equal to the Common Stock Merger Consideration and Vested REIT I RSU Consideration that is issuable to each holder of shares of REIT I Common Stock and Vested REIT I RSUs (including any fractional shares thereof), pursuant to Section 3.1(a)(i) and Section 3.1(d)(i). Shares of REIT II Class A Common Stock issuable pursuant to this Section 3.2(a) and Section 3.2(b) in exchange for shares of REIT I Common Stock and Vested REIT I RSUs shall be in Book-Entry Shares.

          (b)   None of REIT II, the Surviving Entity, the Transfer Agent or any other Person shall be liable to any holder of REIT I Common Stock for any REIT Merger Consideration or other amounts delivered to a public official pursuant to any applicable abandoned property, escheat or other similar Law.

        Section 3.3    Withholding Rights.     Each of REIT I, REIT II, the Surviving Entity or the Transfer Agent, as applicable, shall be entitled to deduct and withhold from the REIT Merger Consideration and any other amounts otherwise payable pursuant to this Agreement to any holder of REIT I Common Stock or REIT I RSUs, such amounts as it is required to deduct and withhold with respect to such payments under the Code or any other provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

        Section 3.4    Dissenters Rights.     No dissenters' or appraisal rights shall be available with respect to the REIT Merger or the other transactions contemplated by this Agreement.

        Section 3.5    General Effects of the REIT Merger.     At the REIT Merger Effective Time, the effect of the REIT Merger shall be as set forth in this Agreement and as provided in the applicable provisions of the MGCL and MLLCA. Without limiting the generality of the foregoing, and subject thereto, at the REIT Merger Effective Time, all of the property, rights, privileges, powers and franchises of REIT I and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities and duties of REIT I and Merger Sub shall become the debts, liabilities and duties of the Surviving Entity.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF REIT I

        Except (a) as set forth in the disclosure letter prepared by REIT I and delivered by REIT I to REIT II at or prior to the execution and delivery of this Agreement (the "REIT I Disclosure Letter") (it being acknowledged and agreed that disclosure of any item in any section or subsection of the REIT I Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure to such other section or subsection of this Agreement is reasonably apparent on its face (it being understood that to be so reasonably apparent on its face, it is not required that the other section or subsection of this Agreement be specifically cross-referenced); provided that no disclosure shall qualify any Fundamental Representation unless it is set forth in the specific section or subsection of the REIT I Disclosure Letter corresponding to such Fundamental Representation; provided, further, that nothing in the REIT I Disclosure Letter is intended to broaden the scope of any representation or warranty of REIT I made herein); or (b) as disclosed in the REIT I SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after December 31, 2018 and prior to the date of this Agreement (excluding any information or documents incorporated by reference therein and excluding any disclosures contained in such documents under the headings "Risk Factors" or "Forward Looking Statements" or any other disclosures contained or referenced therein to the extent they are cautionary, predictive or forward-looking in nature), and then only to the extent that the relevance of any disclosed event, item or occurrence in such REIT I SEC Documents to a matter covered by a representation or warranty set forth in this Article 4 is reasonably apparent on its face; provided that the disclosures in the REIT I SEC Documents shall not be deemed to qualify (i) any Fundamental Representations, which matters shall only be qualified by specific disclosure in the respective corresponding section or subsection of the REIT I Disclosure Letter, and (ii) the representations and warranties made in Section 4.3 (No Conflict; Required Filings and Consents), Section 4.5(a) through Section 4.5(c) (SEC Documents; Financial Statements), Section 4.6 (Absence of Certain Changes or Events) and Section 4.7 (No Undisclosed Liabilities), REIT I hereby represents and warrants, as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to another date (in which case as of such other date) or to another period (in which case for such period)), to REIT II and Merger Sub that:

        Section 4.1    Organization and Qualification; Subsidiaries.

          (a)   REIT I is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. REIT I is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect.

          (b)   Each REIT I Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect. Each REIT I Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect.

          (c)   Section 4.1(c) of the REIT I Disclosure Letter sets forth a true and complete list of the REIT I subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which REIT I and the REIT I subsidiaries are qualified or licensed to do business, and the type of and percentage of interest held, directly or indirectly, by REIT I in each REIT I subsidiary, including a list of each REIT I subsidiary that is a "qualified REIT subsidiary" within the meaning of Section 856(i)(2) of the Code (each a "Qualified REIT Subsidiary") or a "taxable REIT subsidiary" within the meaning of Section 856(1) of the Code (each a "Taxable REIT Subsidiary") and each REIT I subsidiary that is an entity taxable as a corporation which is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

          (d)   Neither REIT I nor any REIT I Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the REIT I Subsidiaries and investments in short-term investment securities).

          (e)   REIT I has made available to REIT II complete and correct copies of the REIT I Governing Documents. REIT I is in compliance with the terms of its REIT I Governing Documents in all material respects. True and complete copies of REIT I's minute books have been made available by REIT I to REIT II.

          (f)    REIT I has not exempted any "Person" from the "Aggregate Share Ownership Limit" or the "Common Share Ownership Limit" or established or increased an "Excepted Holder Limit," as such terms are defined in the REIT I Charter, which exemption or Excepted Holder Limit is currently in effect.

        Section 4.2    Authority; Approval Required.

          (a)   REIT I has the requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the REIT I Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the REIT Merger. The execution and delivery of this Agreement by REIT I and the consummation by REIT I of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of REIT I are necessary to authorize this Agreement, the REIT Merger or the other transactions contemplated by this Agreement, subject to receipt of the REIT I Stockholder Approval and, with respect to the REIT I Charter Amendment, the filing of the REIT I Charter Amendment with and acceptance for record of the REIT I Charter Amendment by the SDAT and (with respect to the REIT Merger) the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT.

          (b)   This Agreement has been duly executed and delivered by REIT I, and assuming due authorization, execution and delivery by REIT II and Merger Sub, constitutes a legally valid and binding obligation of REIT I, enforceable against REIT I in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

          (c)   On the recommendation of the REIT I Special Committee, the REIT I Board has (i) determined that the terms of this Agreement, the REIT Merger Consideration, the REIT Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of REIT I and the holders of shares of REIT I Common Stock, (ii) determined that the REIT Merger is fair and reasonable to REIT I and on terms and conditions no less favorable to REIT I than those available from unaffiliated third parties, (iii) approved, authorized, adopted and declared advisable this Agreement and the consummation of the REIT Merger, the REIT I Charter Amendment and the other transactions contemplated by this Agreement, (iv) directed that the REIT Merger and the REIT I Charter Amendment be submitted for consideration at a meeting of the REIT I stockholders and (v) recommended that the holders of shares of REIT I Common Stock vote in favor of approval of each of the REIT Merger and the REIT I Charter Amendment (such recommendation, the "REIT I Board Recommendation"), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

          (d)   The REIT I Stockholder Approval is the only vote of the holders of securities of REIT I required to approve the REIT Merger.

        Section 4.3    No Conflict; Required Filings and Consents.

          (a)   The execution and delivery of this Agreement by REIT I do not, and the performance of this Agreement and its obligations hereunder will not, and the consummation by REIT I of the transactions contemplated by this Agreement will not, (i) assuming that the REIT I Stockholder Approval has been obtained, conflict with or result in the breach or violation of any provision of (A) the REIT I Governing Documents or (B) any equivalent organizational or governing documents of any other REIT I Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.3(b) and the REIT I Stockholder Approval have been obtained, all filings and notifications described in Section 4.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to REIT I or any REIT I Subsidiary or by which any property or asset of REIT I or any REIT I Subsidiary is bound, or (iii) require any consent, approval or notice (except as contemplated by Section 4.3(b)) under, result in a violation or breach by, or any loss of any benefit or material increase in any cost or obligation of, REIT I or any REIT I Subsidiary, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, result in the triggering of any payment or result in the creation of any Liens on any property or asset of REIT I or any of REIT I Subsidiaries pursuant to any of the terms, conditions or provisions of any REIT I Material Contract, REIT I Major Lease, REIT I Management Agreement, REIT I Franchise Agreement or REIT I Ground Lease to which REIT I or any REIT I Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of REIT I or any REIT I Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which REIT I or any REIT I Subsidiary is a party, except as to the foregoing clauses (ii) and (iii) for any such filings, notices, permits, authorizations, consents, approvals, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a REIT I Material Adverse Effect.

          (b)   The execution and delivery of this Agreement by REIT I do not, and the performance of this Agreement by REIT I will not, and the consummation by REIT I of the transactions contemplated by this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority by REIT I, except (i) the filing with the SEC of (A) the Joint Proxy Statement, (B) the Form S-4 and the declaration of effectiveness of the Form S-4, and (C) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the REIT I Charter Amendment and the Articles of Merger with, and the acceptance for record of the REIT I Charter Amendment and the Articles of Merger by, the SDAT pursuant to the MGCL and/or the MLLCA, (iii) such filings and approvals as may be required by any applicable state securities or "blue sky" Laws, (iv) the consents, authorizations, orders or approvals of each Governmental Authority listed in Section 8.1(a) of the REIT I Disclosure Letter, and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications which, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect.

        Section 4.4    Capital Structure.

          (a)   The authorized capital stock of REIT I consists of 300,000,000 shares of REIT I Common Stock and 50,000,000 shares of preferred stock, $0.001 par value per share ("REIT I Preferred Stock"). At the close of business on October 21, 2019, (i) 142,681,934.63 shares of REIT I Common Stock were issued and outstanding, (ii) no shares of REIT I Preferred Stock were issued and outstanding, (iii) 118,374.99 shares of REIT I Common Stock were reserved for issuance pursuant to outstanding awards granted pursuant to the REIT I Equity Incentive Plan, (iv) 3,553,739.22 shares of REIT I Common Stock were available for grant under the REIT I Equity Incentive Plan, (v) 118,374.99 shares of REIT I Common Stock were subject to issuance pursuant to the REIT I RSUs and (vi) no shares of REIT I Common Stock were reserved for issuance upon redemption of REIT I OP Units. All of the outstanding shares of capital stock of REIT I are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws. Except as set forth in this Section 4.4(a), there is no other outstanding capital stock of REIT I.

          (b)   At the close of business on October 21, 2019, (i) 18,562.5 REIT I OP Units were issued and outstanding and were held by Carey Watermark Holdings, LLC, and (ii) all other issued and outstanding REIT I OP Units were held by REIT I. All the REIT I OP Units held by REIT I are directly owned by REIT I or a Wholly Owned REIT I Subsidiary, free and clear of all Liens other than REIT I Permitted Liens and free of preemptive rights. All of the REIT I OP Units are duly authorized and validly issued and were issued in compliance with applicable securities Laws.

          (c)   All of the outstanding shares of capital stock of each of the REIT I Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the REIT I Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the REIT I Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. REIT I owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the REIT I Subsidiaries, free and clear of all Liens, other than REIT I Permitted Liens, and free of preemptive rights.

          (d)   There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of REIT I or any REIT I Subsidiary ("REIT I Voting Debt") issued and outstanding. Except for the REIT I OP Units and awards granted pursuant to the REIT I Equity Incentive Plan, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which REIT I or any of the REIT I Subsidiaries is a party or by which any of them is bound obligating REIT I or any of the REIT I Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of REIT I or any REIT I Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, REIT I Voting Debt or other equity interests.

          (e)   Neither REIT I nor any REIT I Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of REIT I or any of the REIT I Subsidiaries. Neither REIT I nor any REIT I Subsidiary has granted any registration rights on any of its capital stock.

          (f)    REIT I does not have a "poison pill" or similar stockholder rights plan.

          (g)   All dividends or other distributions on the shares of REIT I Common Stock or REIT I OP Units and any material dividends or other distributions on any securities of any REIT I Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

        Section 4.5    SEC Documents; Financial Statements; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

          (a)   REIT I has timely filed with, or furnished (on a publicly available basis) to, the SEC all forms, documents, statements, schedules and reports required to be filed by REIT I with the SEC (together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the "Sarbanes-Oxley Act")) since January 1, 2017 (the forms, documents, statements and reports filed with the SEC since January 1, 2017 and those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the "REIT I SEC Documents"). As of their respective filing dates (or the date of their most recent amendment, supplement or modification, in each case, to the extent filed and publicly available prior to the date of this Agreement), the REIT I SEC Documents (i) complied, or with respect to REIT I SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, and (ii) did not, or with respect to REIT I SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later REIT I SEC Documents filed and publicly available prior to the date of this Agreement. None of the REIT I SEC Documents is, to the Knowledge of REIT I, the subject of ongoing SEC review and REIT I does not have any outstanding and unresolved comments from the SEC with respect to any REIT I SEC Documents. None of the REIT I SEC Documents is the subject of any confidential treatment request by REIT I.

          (b)   REIT I has made available to REIT II complete and correct copies of all written correspondence between the SEC, on one hand, and REIT I, on the other hand, since January 1,

  2017. At all applicable times, REIT I has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

          (c)   The consolidated audited and unaudited financial statements of REIT I and the REIT I Subsidiaries included, or incorporated by reference, in the REIT I SEC Documents, including the related notes and schedules (as amended, supplemented or modified by later REIT I SEC Documents, in each case, to the extent filed and publicly available prior to the date of this Agreement), (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of REIT I and REIT I Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form or rule under the Exchange Act, which such adjustments are not, in the aggregate, material to REIT I) and (iv) fairly present, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material), the consolidated financial position of REIT I and the REIT I Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of REIT I and the REIT I Subsidiaries for the periods presented therein. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of REIT I, threatened, in each case regarding any accounting practices of REIT I.

          (d)   Since January 1, 2017, (A) REIT I has designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by REIT I in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to REIT I's management as appropriate to allow timely decisions regarding required disclosure, and (B) to the Knowledge of REIT I, such disclosure controls and procedures are effective in timely alerting REIT I's management to material information required to be included in REIT I's periodic reports required under the Exchange Act (if REIT I was required to file such reports). REIT I and REIT I Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management's general or specific authorizations, (iii) that access to assets is permitted only in accordance with management's general or specific authorization and (iv) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since December 31, 2018, REIT I has not received any notification of a "material weakness" in REIT I's internal controls. For purposes of this Agreement, the term "material weakness" shall have the meaning assigned to it in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

          (e)   Neither REIT I nor any REIT I Subsidiary is required to be registered as an investment company under the Investment Company Act.

        Section 4.6    Absence of Certain Changes or Events.     Since December 31, 2018 REIT I and all REIT I Subsidiaries have conducted their respective business in all material respects in the ordinary course of business consistent with past practice and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to any of REIT I Common Stock except for regular quarterly dividends on the REIT I Common Stock; (b) any amendment of any term of any outstanding equity security of REIT I or any REIT I Subsidiary; (c) any repurchase, redemption or other acquisition by REIT I or any REIT I Subsidiary of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, REIT I or any REIT I Subsidiary; (d) any change in any method of accounting or accounting practice or any Tax method, practice or election by REIT I or any REIT I Subsidiary that would materially adversely affect its assets, liabilities or business, except insofar as may have been required by a change in applicable Law or GAAP; (e) any REIT I Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a REIT I Material Adverse Effect; or (f) any incurrence, assumption or guarantee by REIT I or any REIT I Subsidiary of any Indebtedness for borrowed money other than in the ordinary course of business consistent with past practice.

        Section 4.7    No Undisclosed Liabilities.     Except (a) as disclosed, reflected or reserved against on the balance sheet of REIT I dated as of December 31, 2018 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement, (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice of such entity or any predecessor thereof since December 31, 2018, and (d) for liabilities or obligations that would not reasonably be expected to be material to REIT I and the REIT I Subsidiaries, taken as a whole, neither REIT I nor any REIT I Subsidiary has any liabilities or obligations or Indebtedness (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b), (c) or (d) above, that would be required to be reflected or reserved against on a consolidated statement of the financial position of REIT I and the REIT I Subsidiaries prepared in accordance with GAAP (or disclosed in the notes thereto).

        Section 4.8    Permits; Compliance with Law.

          (a)   REIT I and each REIT I Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority necessary for REIT I and each REIT I Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted (the "REIT I Permits"), and all such REIT I Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the REIT I Permits, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect. No event has occurred with respect to any material REIT I Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such material REIT I Permits. To the Knowledge of REIT I, there is not pending or threatened any applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of REIT I or the REIT I Subsidiaries that impairs the validity of any REIT I Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any REIT I Permit.

          (b)   Except as disclosed in the REIT I SEC Documents, the businesses of REIT I and the REIT I Subsidiaries are not being, and since January 1, 2017 have not been, conducted in violation of any Law, except for violations which, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect. No investigation or review by any Governmental Authority with respect to REIT I or any REIT I Subsidiary is pending or, to REIT I's Knowledge, threatened, other than those the outcome of which, individually or in the aggregate, would not reasonably be expected to be material to REIT I and the REIT I

  Subsidiaries, taken as a whole. Neither REIT I nor any REIT I Subsidiary is subject to any order, writ, injunction, decree, statute, rule or regulation that would, individually or in the aggregate, reasonably be expected to be material to REIT I and the REIT I Subsidiaries, taken as a whole. REIT I is not subject to any judgment, decree, injunction, rule or order of any Governmental Authority that prohibits or would reasonably be expected to prohibit any of the transactions contemplated hereby or by this Agreement. REIT I has not taken any action, nor have any other steps been taken or have any legal proceedings been commenced, nor to the Knowledge of REIT I, threatened, against REIT I or any REIT I Subsidiary, for the winding-up, liquidation or dissolution of REIT I.

        Section 4.9    Litigation.     There is no material Action or investigation to which REIT I or any REIT I Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of REIT I, threatened before any Governmental Authority, and, to the Knowledge of REIT I, there is no basis for any such action, suit, proceeding or investigation. None of REIT I and the REIT I Subsidiaries has been permanently or temporarily enjoined by any Order, judgment or decree of any Governmental Authority from engaging in or continuing to conduct the business of REIT I or the REIT I Subsidiaries. No Order of any Governmental Authority has been issued in any proceeding to which REIT I or any of the REIT I Subsidiaries is or was a party, or, to the Knowledge of REIT I, in any other proceeding, that enjoins or requires REIT I or any of the REIT I Subsidiaries to take action of any kind with respect to its businesses, assets or properties.

        Section 4.10    Properties.

          (a)   Section 4.10(a) of the REIT I Disclosure Letter sets forth a true, correct and complete list of the common name and address of each hotel owned or leased (including ground leased) by REIT I or any REIT I Subsidiary as lessee or sublessee, as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a "REIT I Property"). As of the date hereof, each of the REIT I Properties is owned or leased by REIT I or the REIT I Subsidiary indicated on Section 4.10(a) of the REIT I Disclosure Letter. There are no real properties that REIT I or any REIT I Subsidiary is obligated to buy, lease or sublease at some future date.

          (b)   REIT I or a REIT I Subsidiary owns good and valid fee simple title or leasehold title (as applicable) to the REIT I Properties, in each case, free and clear of Liens, except for REIT I Permitted Liens, none of which REIT I Permitted Liens have had, and would not, individually or in the aggregate, reasonably be expected to have a REIT I Material Adverse Effect. For the purposes of this Agreement, "REIT I Permitted Liens" shall mean any (i) Liens relating to any Indebtedness set forth on Section 4.10(b)(i) of the REIT I Disclosure Letter, (ii) statutory or other Liens for Taxes or assessments that are not yet due (or are due but not yet delinquent) or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP, (iii) the terms of any REIT I Major Leases, REIT I Ground Leases or any other leases, subleases or licenses entered into by the applicable REIT I Subsidiary as landlord, sublandlord or licensor in the ordinary course of business, (iv) Liens imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (v) Liens (but excluding Liens relating to any Indebtedness other than as set forth on Section 4.10(b)(i) of the REIT I Disclosure Letter) that are disclosed on the title insurance policies or title insurance commitments listed on Section 4.10(b)(v) of the REIT I Disclosure Letter previously made available to REIT II (including any air rights described in such Liens), (vi) any right, title or interest of a lessor or sublessor set forth in any REIT I Ground Lease, (vii) any Liens in favor of a lessor or sublessor set forth in any REIT I Ground Lease to secure unpaid rent, (viii) any cashiers', landlords', workers', mechanics', carriers', workmen's, repairmen's and materialmen's liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are related to obligations not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and (ix) any other Lien (but excluding Liens relating to Indebtedness) that do not materially impair the value of the applicable REIT I Property or the continued use and operation of the applicable REIT I Property as currently used and operated. Section 4.10(b) of the REIT I Disclosure Letter describes any material REIT I Permitted Liens that, as of the date hereof, are being contested in good faith by appropriate proceedings.

          (c)   There is no pending or, to REIT I's Knowledge, threatened, condemnation, expropriation, eminent domain or rezoning proceeding affecting all or any material portion of any of the REIT I Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a REIT I Material Adverse Effect:

              (i)  each of the REIT I Properties is, to REIT I's Knowledge (x) supplied with utilities and other services as necessary to permit their continued operation as they are now being operated, (y) in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects, and (z) adequate and suitable for the purposes for which they are presently being used. None of REIT I or any REIT I Subsidiary has received written notice that any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the REIT I Properties or that is necessary to permit the lawful use and operation of all utilities, holding areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the REIT I Properties is not valid or in full force and effect as of the date of this Agreement, or of any pending written threat of modification or cancellation of any of same, in each case that would materially adversely impact the applicable REIT I Property; and

             (ii)  each of the REIT I Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

          (d)   Section 4.10(d) of the REIT I Disclosure Letter sets forth a true, correct and complete list of each lease or sublease to which REIT I or any REIT I Subsidiary is a lessor or sublessor with respect to any of the REIT I Properties, together with all amendments, modifications, supplements, renewals and extensions related thereto, which lease or sublease (i) (A) provides for annual rent in excess of $500,000 and (B) has a term of 12 months or longer or (ii) is between two Affiliates of REIT I (each, a "REIT I Major Lease"). REIT I has made available to REIT II correct and complete (in all material respects) copies of all REIT I Major Leases that are in effect as of the date hereof. With respect to each REIT I Major Lease, (x) such REIT I Major Lease is valid and in full force and effect, (y) the applicable REIT I Subsidiary is not in material default under such REIT I Major Lease and, to REIT I's Knowledge, the applicable lessee counterparty is not in material default under such REIT I Major Lease, and (z) and none of REIT I or any REIT I Subsidiary has received written notice that it has violated or is in default under such REIT I Major Lease, except as would not, individually or in the aggregate, reasonably be expected to have a REIT I Material Adverse Effect.

          (e)   Section 4.10(e) of the REIT I Disclosure Letter sets forth a true, correct and complete list of each ground lease or other agreement pursuant to which REIT I or any REIT I Subsidiary is a lessee or sublessee with respect to any of the REIT I Properties that is subject to such ground lease, together with all amendments, modifications, supplements, renewals and extensions related thereto (each, a "REIT I Ground Lease"), and identifies each REIT I Property that is subject to such REIT I Ground Lease, REIT I or the REIT I Subsidiary that is a party to such agreement, the date of such agreement and each amendment relating thereto. REIT I has made available to

  REIT II correct and complete (in all material respects) copies of all REIT I Ground Leases that are in effect as of the date hereof. With respect to each REIT I Ground Lease, (x) such REIT I Ground Lease is valid and in full force and effect, (y) the applicable REIT I Subsidiary is not in default under such REIT I Ground Lease and, to REIT I's Knowledge, the applicable lessor counterparty is not in material default under such REIT I Ground Lease, and (z) and none of REIT I or any REIT I Subsidiary has received written notice that it has violated or is in default under any REIT I Ground Lease, except, in the case of both clauses (y) and (z) for violations or defaults that would not, individually or in the aggregate, reasonably be likely to result in the termination of the Ground Lease.

          (f)    Section 4.10(f) of the REIT I Disclosure Letter sets forth a true, correct and complete list of each management agreement pursuant to which any third party manages or operates any of the REIT I Properties on behalf of REIT I or any REIT I Subsidiary, together with each amendment, guaranty or other agreement or document binding on REIT I or applicable REIT I Subsidiary and relating thereto (each, a "REIT I Management Agreement"), and identifies each REIT I Property that is subject to such REIT I Management Agreement, REIT I or the REIT I Subsidiary that is a party to such agreement, the date of such agreement and each amendment relating thereto. REIT I has made available to REIT II correct and complete (in all material respects) copies of all REIT I Management Agreements which are in effect as of the date hereof. With respect to each REIT I Management Agreement, (x) such REIT I Management Agreement is valid and in full force and effect, (y) the applicable REIT I Subsidiary is not in material default under such REIT I Management Agreement and, to REIT I's Knowledge, the applicable counterparty is not in material default under such REIT I Management Agreement, and (z) and none of REIT I or any REIT I Subsidiary has received written notice that it has violated or is in default under such REIT I Management Agreement, except as would not, individually or in the aggregate, reasonably be expected to result in a REIT I Material Adverse Effect.

          (g)   Section 4.10(g) of the REIT I Disclosure Letter sets forth a true, correct and complete list of each franchise, license or other similar agreement providing the right to utilize a brand name or other rights of a hotel chain or system at any of the REIT I Properties or by REIT I or any REIT I Subsidiary, together with each amendment, guaranty or other agreement or document binding on REIT I or applicable REIT I Subsidiary and relating thereto (each, a "REIT I Franchise Agreement"), and identifies each REIT I Property that is subject to such REIT I Franchise Agreement, REIT I or the REIT I Subsidiary that is a party to such agreement, the date of such agreement and each amendment relating thereto. REIT I has made available to REIT II correct and complete (in all material respects) copies of all REIT I Management Agreements that are in effect as of the date hereof. With respect to each REIT I Franchise Agreement, (x) such REIT I Franchise Agreement is valid and in full force and effect and (y) none of REIT I or any REIT I Subsidiary has received written notice that it has violated or is in default under such REIT I Franchise Agreement, except (i) for violations or defaults that have been cured or (ii) as would not, individually or in the aggregate, reasonably be expected to result in a REIT I Material Adverse Effect.

          (h)   No purchase option has been exercised under any REIT I Major Lease, REIT I Ground Lease, REIT I Management Agreement, REIT I Franchise Agreement, REIT I Material Contract or other Contract with respect to a REIT I Property for which the purchase has not closed prior to the date of this Agreement.

          (i)    There are no unexpired options to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any REIT I Property or any portion thereof in favor of any third party. There are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any REIT I Property or any portion thereof.

          (j)    Section 4.10(j) of the REIT I Disclosure Letter sets forth a true, correct and complete list of the owner title insurance policies for each of the REIT I Properties, copies of which, together with all exception documents referenced therein, have been made available to REIT II. No written claim has been made against any such owner title insurance policy relating to a REIT I Property.

          (k)   REIT I and the REIT I Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, would not, individually or in the aggregate, reasonably be expected to have a REIT I Material Adverse Effect. None of REIT I's or any of the REIT I Subsidiaries' ownership of or leasehold interest in any such personal property is subject to any Liens, except for REIT I Permitted Liens.

        Section 4.11    Environmental Matters.     Except as, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect: (a) none of REIT I or the REIT I Subsidiaries has received written notice that any administrative or compliance order has been issued that is still in effect, any complaint has been filed that remains unresolved, any penalty has been assessed that has not been paid and any investigation or review is pending or threatened by any Governmental Authority with respect to any alleged failure by REIT I or any REIT I Subsidiary to have any Environmental Permit or with respect to any treatment, storage, recycling, transportation, disposal or "release" (as defined in 42 U.S.C. Section 9601(22) ("Release")) by REIT I or any REIT I Subsidiary of any Hazardous Substance in material violation of any Environmental Law; (b) to the Knowledge of REIT I, except in material compliance with applicable Environmental Laws, (i) there are no asbestos-containing materials present on any property owned or operated by REIT I or any REIT I Subsidiary, (ii) there are no regulated levels of PCBs present on any property owned or operated by REIT I or any REIT I Subsidiary, and (iii) there are no underground storage tanks, active or abandoned, used for the storage of Hazardous Substances currently present on any property owned or operated by REIT I or any REIT I Subsidiary; (c) none of REIT I or any REIT I Subsidiary has received written notice of a claim, that has not been resolved, to the effect that it is liable to a third party, including a Governmental Authority, as a result of a Release of a Hazardous Substance into the environment in material violation of any Environmental Law at any property currently or formerly owned, leased (including ground leases) or operated by REIT I or any REIT I Subsidiary; (d) none of REIT I or any REIT I Subsidiary has received written notice of (i) any Liens arising under or pursuant to any applicable Environmental Law on any REIT I Property or (ii) any action taken which could subject any REIT I Property to such Liens, and to the Knowledge of REIT I, no such action is in process; (e) none of REIT I or any REIT I Subsidiary has transported or arranged for the transportation of any Hazardous Substance to any location which, to the Knowledge of REIT I, is the subject of any Action that could be reasonably expected to result in claims against REIT I or any REIT I Subsidiary related to such Hazardous Substance for clean-up costs, remedial work, damages to natural resources or personal injury claims, including but not limited to claims under CERCLA and the rules and regulations promulgated thereunder; (f) REIT I and the REIT I Subsidiaries have made notification of Releases of a Hazardous Substance where required by applicable Environmental Law, and no property now or, to the Knowledge of REIT I, previously owned, leased (including ground leases) or operated by REIT I or the REIT I Subsidiaries is listed or, to the Knowledge of REIT I, proposed for listing on the National Priorities List promulgated pursuant to CERCLA or on any similar list of sites under any Environmental Law of any other Governmental Authority where such listing requires active investigation or clean-up; (g) REIT I and the REIT I Subsidiaries have not entered into any agreements to provide indemnification to any third-party purchaser pursuant to Environmental Laws in relation to any property or facility previously owned or operated by REIT I and the REIT I Subsidiaries; and (h) none of REIT I nor any REIT I Subsidiary has in its possession or control any environmental assessment or investigation reports that (i) have not been provided to REIT II prior to the execution of this Agreement and (ii) disclose a material environmental condition with respect to the REIT I Properties which is not being addressed or remediated or has not been addressed or remediated or been made the subject of an environmental insurance policy, except for such reports that reflect the results of an asbestos survey and/or abatement work performed in the ordinary course of renovation or demolition activities. REIT I and the REIT I Subsidiaries currently do not have any duty under any applicable Environmental Law to place any restriction relating to the presence of Hazardous Substance at any REIT I Property.

        Section 4.12    Material Contracts.

          (a)   All Contracts, including amendments thereto, required to be filed as an exhibit to any REIT I SEC Documents filed on or after January 1, 2017 pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed. All such filed Contracts shall be deemed to have been made available to REIT II.

          (b)   Other than the Contracts described in Section 4.12(a) and except for this Agreement, Section 4.12(b) of the REIT I Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto that modify each such Contract in any material respect, to which REIT I or any REIT I Subsidiary is a party or by which it is bound or to which any REIT I Property or other material asset is subject, that:

              (i)  is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

             (ii)  is a limited liability company agreement, partnership agreement or joint venture agreement or similar Contract that sets forth the operational terms of a joint venture, partnership, joint development agreement, limited liability company or strategic alliance of REIT I or any REIT I Subsidiary;

            (iii)  constitutes a REIT I Tax Protection Agreement;

            (iv)  contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to REIT I or the REIT I Subsidiaries, or upon consummation of the REIT Merger, REIT II or REIT II's Subsidiaries or which restricts the conduct of any line of business in a manner that would reasonably be expected to be material to REIT I (including the Surviving Entity) and the REIT I Subsidiaries, taken as a whole;

             (v)  evidences Indebtedness for borrowed money in excess of $1,000,000 of any of REIT I or any of the REIT I Subsidiaries, whether unsecured or secured;

            (vi)  provides for the pending purchase or sale, option to purchase or sell, right of first refusal, right of first offer or other right to purchase, sell, dispose of or ground lease (by merger, by purchase or sale of assets or stock, by lease or otherwise) of (x) any real property (including any REIT I Property or any portion thereof) or (y) any other material asset of REIT I or any REIT I Subsidiary with a fair market value or purchase price greater than $250,000;

           (vii)  contains a put, call or similar right pursuant to which REIT I or any REIT I Subsidiary could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $250,000;

          (viii)  (A) requires REIT I or any REIT I Subsidiary to provide any funds to or make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in REIT I, any REIT I Subsidiary or any other Person in excess of $250,000 or (B) evidences a loan (whether secured or unsecured) made to any other Person in excess of $250,000;

            (ix)  relates to the settlement (or proposed settlement) of any pending or threatened legal proceeding required to be disclosed in the REIT I SEC Documents;

             (x)  would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act;

            (xi)  except to the extent such Contract is described in the clauses above or is terminable by REIT I without penalty on no more than sixty (60) days' notice, calls for aggregate payments by, or other consideration from, REIT I or any REIT I Subsidiary of more than $500,000 over the remaining term of such Contract;

           (xii)  constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

          (xiii)  is a Labor Agreement;

          (xiv)  is an agreement that obligates REIT I or any REIT I Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of REIT I or any REIT I Subsidiary pursuant to which REIT I or a REIT I Subsidiary is the indemnitor; or

           (xv)  would prohibit or materially delay the consummation of the REIT Merger as contemplated by this Agreement.

          (c)   Each Contract of the type described above in Section 4.12(b), whether or not set forth in Section 4.12(b) of the REIT I Disclosure Letter, is referred to herein as a "REIT I Material Contract." REIT I has made available to REIT II true, correct and complete copies of all REIT I Material Contracts as of the date hereof, including amendments and supplements thereto. As of the date hereof, all of the REIT I Material Contracts are valid and binding on REIT I and/or a REIT I Subsidiary, as the case may be, and, to REIT I's Knowledge, each other party thereto, as applicable, and in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium and other similar applicable Law affecting creditors' rights generally and by general principles of equity. Neither REIT I nor the applicable REIT I Subsidiary has, and to REIT I's Knowledge, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, that with or without notice, lapse of time or both would constitute a default under the provisions of any REIT I Material Contract, except for violations and defaults that would not, individually or in the aggregate, reasonably be expected to have a REIT I Material Adverse Effect. As of the date hereof, neither REIT I nor any REIT I Subsidiary has received written notice of any of the foregoing.

        Section 4.13    Taxes.

          (a)   REIT I and each REIT I Subsidiary has timely filed with the appropriate Governmental Authority all United States federal income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. REIT I and each REIT I Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. True and materially complete copies of all United States federal income Tax Returns that have been filed with the IRS by REIT I and each REIT I Subsidiary with respect to the taxable years ending on or after REIT I's formation have been made available to REIT II. No written claim has been proposed by any Governmental Authority in any jurisdiction where REIT I or any REIT I Subsidiary do not file Tax Returns that REIT I or any REIT I Subsidiary is or may be subject to Tax by such jurisdiction.

          (b)   Beginning with its initial taxable year ending on December 31, 2011, and through and including the Closing Date, REIT I (i) has been organized and operated in conformity with the requirements to qualify as a REIT under the Code and the current and proposed method of operation for REIT I is expected to enable REIT I to continue to meet the requirements for qualification as a REIT through and including the Closing Date and (ii) has not taken or omitted to take any action which would reasonably be expected to result in REIT I's failure to qualify as a REIT, and no challenge to REIT I's status as a REIT is pending or threatened in writing. No REIT I subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary, and no REIT I subsidiary owns assets (including, without limitation, securities) that would cause REIT I to violate Section 856(c)(4) of the Code. REIT I's dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year (including its taxable year ending on the Closing Date), taking into account any dividends subject to Sections 857(b)(8) or 858 of the Code, has not been less than REIT I's REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and by excluding REIT I's net capital gain for such year.

          (c)   (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of REIT I, threatened with regard to any material Taxes or Tax Returns of REIT I or any REIT I Subsidiary; (ii) no material deficiency for Taxes of REIT I or any REIT I Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of REIT I, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect; (iii) neither REIT I nor any REIT I Subsidiary has waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither REIT I nor any REIT I Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return; and (v) neither REIT I nor any REIT I Subsidiary has entered into any "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

          (d)   Each REIT I subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or a Qualified REIT Subsidiary, as the case may be, and not as a corporation, an association taxable as a corporation whose separate existence is respected for federal income tax purposes, or a "publicly traded partnership" within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code.

          (e)   Neither REIT I nor any REIT I subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor have they disposed of any such asset during its current taxable year.

          (f)    Since its inception, (i) REIT I has not, and none of the REIT I Subsidiaries has, incurred (A) any liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code, or (B) any liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs), and (ii) REIT I has not, and none of the REIT I Subsidiaries has, incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and to the Knowledge of REIT I no condition or circumstances exists, which presents a material risk that any material liability for Taxes described in clause (ii) of the preceding sentence or any liability for Taxes described in clause (i) of the preceding sentence will be imposed upon REIT I or any REIT I Subsidiary.

          (g)   REIT I and the REIT I Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

          (h)   There are no REIT I Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of REIT I threatened to raise, a material claim against REIT I or any REIT I Subsidiary for any breach of any REIT I Tax Protection Agreements. As used herein, "REIT I Tax Protection Agreements" means any written agreement to which REIT I or any REIT I Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a REIT I Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company in a REIT I Subsidiary Partnership, REIT I or any REIT I Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, "REIT I Subsidiary Partnership" means a REIT I Subsidiary that is a partnership for United States federal income tax purposes.

          (i)    There are no Tax Liens upon any property or assets of REIT I or any REIT I Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

          (j)    There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving REIT I or any REIT I Subsidiary, and after the Closing Date neither REIT I nor any REIT I Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

          (k)   Neither REIT I nor any REIT I Subsidiary has requested or received any written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither REIT I nor any REIT I Subsidiary is subject to written ruling of a Governmental Authority.

          (l)    Neither REIT I nor any REIT I Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax or (ii) has any liability for the Taxes of any Person (other than any REIT I Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, or otherwise.

          (m)  Neither REIT I nor any REIT I Subsidiary has participated in any "reportable transaction" within the meaning of Treasury Regulation Section 1.6011-4(b).

          (n)   Neither REIT I nor any REIT I Subsidiary has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) since January 1, 2017 or (ii) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

          (o)   No written power of attorney that has been granted by REIT I or any REIT I Subsidiary (other than to REIT I or a REIT I Subsidiary) currently is in force with respect to any matter relating to Taxes.

          (p)   Neither REIT I nor any REIT I Subsidiary has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the Knowledge of REIT I is there any other fact or circumstance that could reasonably be expected to prevent, the REIT Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

          (q)   REIT I is a "domestically controlled qualified investment entity" within the meaning of Section 897(h)(4)(B) of the Code.

        Section 4.14    Intellectual Property.     Neither REIT I nor any REIT I Subsidiary: (a) owns any registered trademarks, patents or copyrights, (b) has any pending applications, registrations or recordings for any trademarks, patents or copyrights or (c) is a party to any Contracts with respect to use by REIT I or any REIT I Subsidiary of any trademarks or patents. Except as, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect, (i) to the Knowledge of REIT I, no Intellectual Property used by REIT I or any REIT I Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) no Person is misappropriating, infringing or otherwise violating any Intellectual Property of REIT I or any REIT I Subsidiary, and (iii) REIT I and the REIT I Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of REIT I and the REIT I Subsidiaries as it is currently conducted. Since January 1, 2017, neither REIT I nor any REIT I Subsidiary has received any written or, to the Knowledge of REIT I, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party.

        Section 4.15    Insurance.     REIT I has made available to REIT II copies of all material insurance policies and all material fidelity bonds or other material insurance Contracts providing coverage for REIT I and the REIT I Subsidiaries (the "REIT I Insurance Policies"). Except as, individually or in the aggregate, would not reasonably be expected to have a REIT I Material Adverse Effect, all premiums due and payable under all REIT I Insurance Policies have been paid, and REIT I and the REIT I Subsidiaries have otherwise complied in all material respects with the terms and conditions of all REIT I Insurance Policies. No written notice of cancellation or termination has been received by REIT I or any REIT I Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

        Section 4.16    Employee and Benefits Matters.

          (a)   Except as set forth in the REIT I SEC Documents, neither REIT I nor any REIT I Subsidiary maintains or has maintained any Employee Benefit Plans or has any obligations or liabilities in respect of Employee Benefit Plans.

          (b)   Neither REIT I nor any REIT I Subsidiary has any employees.

          (c)   None of the agreements to which REIT I or any of the REIT I Subsidiaries is a party would, individually or in the aggregate, constitute excess parachute payments (as defined in Section 280G of the Code (without regard to subsection (b)(4) thereof)) or would exceed the amount deductible pursuant to Section 162(m) of the Code.

        Section 4.17    Related Party Transactions.     Except (i) the REIT I Partnership Agreement or (ii) as described in the publicly available REIT I SEC Documents filed with or furnished to the SEC on or after January 1, 2019 and prior to the date hereof (the "REIT I Related Party Agreements"), no agreements, arrangements or understandings between REIT I or any REIT I Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among REIT I and REIT I Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

        Section 4.18    Indebtedness.

          (a)   Section 4.18(a)(i) of the REIT I Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each loan or other Indebtedness secured by any REIT I Property that will continue to be secured by any REIT I Property after the Closing, including the outstanding principal balance as of June 30, 2019 (the "REIT I Real Property Debt"). To the Knowledge of REIT I, there is no default under any REIT I Real Property Debt in any material respect and neither REIT I nor any REIT I Subsidiary has received any written notice of any uncured default under any REIT I Real Property Debt that would have a REIT I Material Adverse Effect.

          (b)   Section 4.18(b) of the REIT I Disclosure Letter sets forth a true and complete list as of the date hereof of each loan or other Indebtedness with an outstanding principal balance exceeding $1,000,000 that is unsecured or secured by property other than REIT I Property and that will remain in effect or continue to be secured by such property after the Closing, including the current lender thereunder and the outstanding principal balance of such loan or other Indebtedness (the "REIT I Corporate Debt"). To the Knowledge of REIT I, there is no default under any REIT I Corporate Debt in any material respect and neither REIT I nor any REIT I Subsidiary has received any written notice of any uncured default under any REIT I Corporate Debt that would have a REIT I Material Adverse Effect.

        Section 4.19    Brokers.     No broker, investment banker or other Person (other than the Persons listed in Section 4.19 of the REIT I Disclosure Letter, each in a fee amount set forth in and pursuant to the terms of the engagement letter between REIT I and such Person, true, correct and complete copies of which have been provided to REIT II prior to the date hereof) is entitled to any broker's, finder's or other similar fee or commission in connection with the REIT Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of REIT I or any REIT I Subsidiary.

        Section 4.20    Opinion of Financial Advisor.     The REIT I Special Committee has received an opinion from Barclays Capital Inc. ("Barclays") to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth therein, after giving effect to the REIT Merger and the other transactions contemplated by this Agreement, the Internalization Agreement and the Commitment Agreement, dated as of October 1, 2019, by and among REIT I, REIT II, Watermark Capital Partners, LLC, and Michael G. Medzigian, the Exchange Ratio in the REIT Merger pursuant to this Agreement is fair, from a financial point of view, to the holders of shares of REIT I (other than REIT II, any Wholly Owned REIT I Subsidiary or any Wholly Owned REIT II Subsidiary). REIT I will deliver to REIT II a complete and correct copy of such opinion promptly after receipt thereof by the REIT I Special Committee solely for informational purposes. REIT I acknowledges that the opinion of Morgan Stanley contemplated by Section 5.20 is for the benefit of the REIT II Special Committee and that REIT I shall not be entitled to rely on that opinion for any purpose.

        Section 4.21    Takeover Statutes.     None of REIT I or any REIT I Subsidiary is, nor at any time during the last two (2) years has been, an "interested stockholder" of REIT II as defined in Section 3-601 of the MGCL. The REIT I Board has taken all action necessary to render inapplicable to the REIT Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the REIT Merger. No other "business combination," "control share acquisition," "fair price," "moratorium" or other takeover or anti-takeover statute or similar federal or state law (collectively, "Takeover Statutes") are applicable to this Agreement, the REIT Merger or the other transactions contemplated by this Agreement. No dissenters', appraisal or similar rights are available to the holders of shares of REIT I Common Stock with respect to the REIT Merger and the other transactions contemplated by this Agreement.

        Section 4.22    Information Supplied.     None of the information relating to REIT I or any REIT I Subsidiary contained or incorporated by reference in the Joint Proxy Statement or the Form S-4 or that is provided by REIT I or any REIT I Subsidiary in writing for inclusion or incorporation by reference in any document filed with any other Governmental Authority in connection with the transactions contemplated by this Agreement will (a) in the case of the Joint Proxy Statement, at the time of the initial mailing thereof, at the time of the REIT I Stockholders Meeting, at the time the Form S-4 is declared effective by the SEC or at the REIT Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Form S-4 or with respect to any other document to be filed by REIT I with the SEC in connection with the REIT Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that REIT I is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement, to the extent relating to REIT I, its officers, directors and partners and the REIT I Subsidiaries (or other information supplied by or on behalf of REIT I or any REIT I Subsidiaries for inclusion therein) will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided that no representation is made as to statements made or incorporated by reference by or on behalf of REIT II or Merger Sub.

        Section 4.23    No Other Representations and Warranties.     Except for the representations or warranties expressly set forth in this Article 4, neither REIT I nor any other Person (on behalf of REIT I) has made any representation or warranty, express or implied, with respect to REIT I or any REIT I Subsidiary, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding REIT I or any REIT I Subsidiary. In particular, without limiting the foregoing disclaimer, neither REIT I nor any other Person makes or has made any representation or warranty to REIT II, Merger Sub or any of their respective Affiliates or Representatives with respect to, except for the representations and warranties made by REIT I in this Article 4, any oral or written information presented to REIT II, Merger Sub or any of their respective Affiliates or Representatives in the course of their due diligence of REIT I, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, REIT I acknowledges and agrees that none of REIT II, Merger Sub or any other Person (on behalf of REIT II or Merger Sub) has made or is making any representations or warranties relating to REIT II or Merger Sub whatsoever, express or implied, beyond those expressly given by REIT II or Merger Sub in Article 5, including any implied representation or warranty as to the accuracy or completeness of any information regarding REIT II or Merger Sub furnished or made available to REIT I or any of its Representatives.

 ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF REIT II AND MERGER SUB

        Except (a) as set forth in the disclosure letter prepared by REIT II and Merger Sub and delivered by REIT II and Merger Sub to REIT I at or prior to the execution and delivery of this Agreement (the "REIT II Disclosure Letter") (it being acknowledged and agreed that disclosure of any item in any section or subsection of the REIT II Disclosure Letter shall be deemed disclosed with respect to the section or subsection of this Agreement to which it corresponds and any other section or subsection of this Agreement to the extent the applicability of such disclosure to such other section or subsection of this Agreement is reasonably apparent on its face (it being understood that to be so reasonably apparent on its face, it is not required that the other section or subsection of this Agreement be specifically cross-referenced); provided that no disclosure shall qualify any Fundamental Representation unless it is set forth in the specific section or subsection of the REIT II Disclosure Letter corresponding to such Fundamental Representation; provided, further, that nothing in the REIT II Disclosure Letter is intended to broaden the scope of any representation or warranty of REIT II or Merger Sub made herein); or (b) as disclosed in the REIT II SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after December 31, 2018 and prior to the date of this Agreement (excluding any information or documents incorporated by reference therein and excluding any disclosures contained in such documents under the headings "Risk Factors" or "Forward Looking Statements" or any other disclosures contained or referenced therein to the extent they are cautionary, predictive or forward-looking in nature), and then only to the extent that the relevance of any disclosed event, item or occurrence in such REIT II SEC Documents to a matter covered by a representation or warranty set forth in this Article 5 is reasonably apparent on its face; provided that the disclosures in the REIT II SEC Documents shall not be deemed to qualify (i) any Fundamental Representations, which matters shall only be qualified by specific disclosure in the respective corresponding section or subsection of the REIT II Disclosure Letter, and (ii) the representations and warranties made in Section 5.3 (No Conflict; Required Filings and Consents), Section 5.5(a) through Section 5.5(c) (SEC Documents; Financial Statements), Section 5.6 (Absence of Certain Changes or Events) and Section 5.7 (No Undisclosed Liabilities), REIT II and Merger Sub hereby, jointly and severally, represent and warrant, as of the date hereof and as of the Closing Date as though made on the Closing Date (except to the extent such representations and warranties expressly relate to another date (in which case as of such other date) or to another period (in which case for such period)), to REIT I that:

        Section 5.1    Organization and Qualification; Subsidiaries.

          (a)   REIT II is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Maryland and has the requisite corporate power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Maryland and has the requisite limited liability company power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted. Each of REIT II and Merger Sub is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect.

          (b)   Each REIT II Subsidiary is duly organized, validly existing and in good standing (to the extent applicable) under the Laws of the jurisdiction of its incorporation or organization, as the case may be, and has the requisite organizational power and authority to own, lease and, to the extent applicable, operate its properties and to carry on its business as it is now being conducted, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect. Each REIT II Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, operated or leased by it or the nature of its business makes such qualification, licensing or good standing necessary, except for such failures to be so qualified, licensed or in good standing that, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect.

          (c)   Section 5.1(c) of the REIT II Disclosure Letter sets forth a true and complete list of the REIT II subsidiaries and their respective jurisdictions of incorporation or organization, as the case may be, the jurisdictions in which REIT II and the REIT II subsidiaries are qualified or licensed to do business, and the type of and percentage of interest held, directly or indirectly, by REIT II in each REIT II subsidiary, including a list of each REIT II subsidiary that is a Qualified REIT Subsidiary or a Taxable REIT Subsidiary and each REIT II subsidiary that is an entity taxable as a corporation which is neither a Qualified REIT Subsidiary nor a Taxable REIT Subsidiary.

          (d)   Neither REIT II nor any REIT II Subsidiary directly or indirectly owns any equity interest or investment (whether equity or debt) in any Person (other than in the REIT II Subsidiaries and investments in short-term investment securities).

          (e)   REIT II has made available to REIT I complete and correct copies of the REIT II Governing Documents. REIT II is in compliance with the terms of its REIT II Governing Documents in all material respects. True and complete copies of REIT II's minute books have been made available by REIT II to REIT I.

          (f)    REIT II has not exempted any "Person" from the "Aggregate Share Ownership Limit" or the "Common Share Ownership Limit" or established or increased an "Excepted Holder Limit," as such terms are defined in the REIT II Charter, which exemption or Excepted Holder Limit is currently in effect.

        Section 5.2    Authority; Approval Required.

          (a)   Each of REIT II and Merger Sub has the requisite corporate or limited liability company power and authority, as applicable, to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the REIT II Stockholder Approval, to consummate the transactions contemplated by this Agreement, including the REIT Merger. The execution and delivery of this Agreement by each of REIT II and Merger Sub and the consummation by REIT II and Merger Sub of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate or limited liability company action, as applicable, and no other corporate or limited liability company proceedings on the part of REIT II or Merger Sub are necessary to authorize this Agreement, the REIT Merger or the other transactions contemplated by this Agreement, subject to receipt of the REIT II Stockholder Approval and (with respect to the REIT II Charter Amendments) the filing of the REIT II Charter Amendments with and acceptance for record of the REIT II Charter Amendments by the SDAT and (with respect to the REIT Merger) the filing of the Articles of Merger with and acceptance for record of the Articles of Merger by the SDAT.

          (b)   This Agreement has been duly executed and delivered by each of REIT II and Merger Sub, and assuming due authorization, execution and delivery by REIT I, constitutes a legally valid and binding obligation of each of REIT II and Merger Sub enforceable against each of REIT II and Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at Law).

          (c)   On the recommendation of the REIT II Special Committee, the REIT II Board has (i) determined that the terms of this Agreement, the REIT Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of REIT II and the holders of shares of REIT II Common Stock, (ii) determined that the REIT Merger is fair and reasonable to REIT II and on terms and conditions no less favorable to REIT II than those available from unaffiliated third parties, (iii) approved, authorized, adopted and declared advisable this Agreement and the consummation of the REIT Merger, the REIT II Charter Amendments and the other transactions contemplated by this Agreement, (iv) directed that the REIT Merger and the REIT II Charter Amendments be submitted for consideration at a meeting of the REIT II stockholders and (v) recommended that the holders of shares of REIT II Common Stock vote in favor of approval of each of the REIT Merger and the REIT II Charter Amendments (such recommendation, the "REIT II Board Recommendation"), which resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way, except as may be permitted after the date hereof by Section 7.3.

          (d)   The REIT II Stockholder Approval is the only vote of the holders of securities of REIT II or REIT II Operating Partnership required to approve the REIT Merger.

          (e)   REIT II, in its capacity as the sole member of Merger Sub, has duly and validly authorized the execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the REIT Merger and the other transactions contemplated by this Agreement, and no other consent or approval by or on behalf of Merger Sub is necessary to authorize Merger Sub's entry into this Agreement or consummation of the REIT Merger or the other transactions contemplated by this Agreement.

        Section 5.3    No Conflict; Required Filings and Consents.

          (a)   The execution and delivery of this Agreement by REIT II and Merger Sub do not, and the performance of this Agreement and their respective obligations hereunder will not, and the consummation by REIT II and Merger Sub of the transactions contemplated by this Agreement will not, (i) assuming that the REIT II Stockholder Approval has been obtained, conflict with or result in a breach or violation of any provision of (A) the REIT II Governing Documents, (B) Merger Sub Governing Documents or (C) any equivalent organizational or governing documents of any other REIT II Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.3(b) and the REIT II Stockholder Approval have been obtained, all filings and notifications described in Section 5.3(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to REIT II or any REIT II Subsidiary or by which any property or asset of REIT II or any REIT II Subsidiary is bound, or (iii) require any consent, approval or notice (except as contemplated by Section 5.3(b)) under, result in a violation or breach by, or any loss of any benefit or material increase in any cost or obligation of, REIT II or any REIT II Subsidiary, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, result in the triggering of any payment or result in the creation of any Liens on any property or asset of REIT II or any of REIT II Subsidiaries pursuant to any of the terms, conditions or provisions of any REIT II Material Contract, REIT II Major Lease, REIT II Management Agreement, REIT II Franchise Agreement or REIT II Ground Lease to which REIT II or any REIT II Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or give rise to any right of purchase, first offer or forced sale under or result in the creation of a Lien on any property or asset of REIT II or any REIT II Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which REIT II or any REIT II Subsidiary is a party, except as to the foregoing clauses (ii) and (iii) for any such filings, notices, permits, authorizations, consents, approvals, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a REIT II Material Adverse Effect.

          (b)   The execution and delivery of this Agreement by REIT II and Merger Sub do not, and the performance of this Agreement by REIT II and Merger Sub will not, and the consummation by REIT II and Merger Sub of the transactions contemplated by this Agreement will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority by REIT II or Merger Sub, except (i) the filing with the SEC of (A) the Joint Proxy Statement, (B) the Form S-4 and the declaration of effectiveness of the Form S-4, and (C) such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (ii) the filing of the REIT II Charter Amendments and the Articles of Merger with, and the acceptance for record of the REIT II Charter Amendments and the Articles of Merger by, the SDAT pursuant to the MGCL and/or the MLLCA, (iii) such filings and approvals as may be required by any applicable state securities or "blue sky" Laws, (iv) the consents, authorizations, orders or approvals of each Governmental Authority listed in Section 8.1(a) of the REIT II Disclosure Letter and (v) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications which, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect.

        Section 5.4    Capital Structure.

          (a)   The authorized capital stock of REIT II consists of 400,000,000 shares of REIT II Common Stock, of which 320,000,000 shares are classified as REIT II Class A Common Stock and 80,000,000 shares are classified as REIT II Class T Common Stock, and 50,000,000 shares of preferred stock, $0.001 par value per share ("REIT II Preferred Stock"). At the close of business on October 21, 2019, (i) 32,610,932.53 shares of REIT II Class A Common Stock were issued and outstanding, (ii) 60,638,540.57 shares of REIT II Class T Common Stock were issued and outstanding, (iii) no shares of REIT II Preferred Stock were issued and outstanding, (iv) 74,073.66 shares of REIT II Common Stock were reserved for issuance pursuant to outstanding awards granted pursuant to the REIT II Equity Incentive Plan, (v) 1,838,894.00 shares of REIT II Common Stock were available for grant under the REIT II Equity Incentive Plan, (vi) 74,073.66 shares of REIT II Common Stock were subject to issuance pursuant to the REIT II RSUs and (vii) no shares of REIT II Common Stock were reserved for issuance upon redemption of REIT II OP Units. All of the outstanding shares of capital stock of REIT II are duly authorized, validly issued, fully paid and nonassessable and were issued in compliance with applicable securities Laws, and all shares of REIT II Common Stock to be issued in connection with the REIT Merger, when so issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable, will be issued in compliance with applicable securities Laws. Except as set forth in this Section 5.4(a), there is no other outstanding capital stock of REIT II.

          (b)   At the close of business on October 21, 2019, (i) 33,333 REIT II OP Class A Units were issued and outstanding and were held by Carey Watermark Holdings 2, LLC, (ii) all other issued and outstanding REIT II OP Class A Units were held by REIT II, and (iii) all issued and outstanding REIT II OP Class T Units were held by REIT II. All the REIT II OP Units held by REIT II are directly owned by REIT II or a Wholly Owned REIT II Subsidiary, free and clear of all Liens other than REIT II Permitted Liens and free of preemptive rights. All of the REIT II OP Units are duly authorized and validly issued and were issued in compliance with applicable securities Laws.

          (c)   All of the outstanding shares of capital stock of each of the REIT II Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the REIT II Subsidiaries that is a partnership or limited liability company are duly authorized and validly issued. All shares of capital stock of (or other ownership interests in) each of the REIT II Subsidiaries which may be issued upon exercise of outstanding options or exchange rights are duly authorized and, upon issuance will be validly issued, fully paid and nonassessable. REIT II owns, directly or indirectly, all of the issued and outstanding capital stock and other ownership interests of each of the REIT II Subsidiaries, free and clear of all Liens, other than REIT II Permitted Liens, and free of preemptive rights.

          (d)   There are no bonds, debentures, notes or other Indebtedness having general voting rights (or convertible into securities having such rights) of REIT II or any REIT II Subsidiary ("REIT II Voting Debt") issued and outstanding. Except for the REIT II OP Units and awards granted pursuant to the REIT II Equity Incentive Plan, there are no outstanding subscriptions, securities options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities, preemptive rights, anti-dilutive rights, rights of first refusal or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which REIT II or any of the REIT II Subsidiaries is a party or by which any of them is bound obligating REIT II or any of the REIT II Subsidiaries to (i) issue, transfer or sell or create, or cause to be issued, transferred or sold or created any additional shares of capital stock or other equity interests or phantom stock or other contractual rights the value of which is determined in whole or in part by the value of any equity security of REIT II or any REIT II Subsidiary or securities convertible into or exchangeable for such shares or equity interests, (ii) issue, grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock, REIT II Voting Debt or other equity interests.

          (e)   Neither REIT II nor any REIT II Subsidiary is a party to or bound by any Contracts concerning the voting (including voting trusts and proxies) of any capital stock of REIT II or any of the REIT II Subsidiaries. Neither REIT II nor any REIT II Subsidiary has granted any registration rights on any of its capital stock.

          (f)    REIT II does not have a "poison pill" or similar stockholder rights plan.

          (g)   All dividends or other distributions on the shares of REIT I Common Stock or REIT II OP Units and any material dividends or other distributions on any securities of any REIT II Subsidiary which have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

        Section 5.5    SEC Documents; Financial Statements; Internal Controls; Off Balance Sheet Arrangements; Investment Company Act; Anti-Corruption Laws.

          (a)   REIT II has timely filed with, or furnished (on a publicly available basis) to, the SEC all forms, documents, statements, schedules and reports required to be filed by REIT II with the SEC (together with all certifications required pursuant to the Sarbanes-Oxley Act) since January 1, 2017 (the forms, documents, statements and reports filed with the SEC since January 1, 2017 and those filed with the SEC since the date of this Agreement, if any, including any amendments thereto, the "REIT II SEC Documents"). As of their respective filing dates (or the date of their most recent amendment, supplement or modification, in each case, to the extent filed and publicly available prior to the date of this Agreement), the REIT II SEC Documents (i) complied, or with respect to REIT II SEC Documents filed after the date hereof, will comply, in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act and the applicable rules and regulations of the SEC thereunder, and (ii) did not, or with respect to REIT II SEC Documents filed after the date hereof, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later REIT I SEC Documents filed and publicly available prior to the date of this Agreement. None of the REIT II SEC Documents is, to the Knowledge of REIT II, the subject of ongoing SEC review and REIT II does not have any outstanding and unresolved comments from the SEC with respect to any REIT II SEC Documents. None of the REIT II SEC Documents is the subject of any confidential treatment request by REIT II.

          (b)   REIT II has made available to REIT I complete and correct copies of all written correspondence between the SEC, on one hand, and REIT II, on the other hand, since January 1, 2017. At all applicable times, REIT II has complied in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

          (c)   The consolidated audited and unaudited financial statements of REIT II and the REIT II Subsidiaries included, or incorporated by reference, in the REIT II SEC Documents, including the related notes and schedules (as amended, supplemented or modified by later REIT II SEC Documents, in each case, to the extent filed and publicly available prior to the date of this Agreement), (i) have been or will be, as the case may be, prepared from, are in accordance with, and accurately reflect the books and records of REIT II and REIT II Subsidiaries in all material respects, (ii) complied or will comply, as the case may be, as of their respective dates in all material respects with the then-applicable accounting requirements of the Securities Act and the Exchange Act and the published rules and regulations of the SEC with respect thereto, (iii) have been or will be, as the case may be, prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto, or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form or rule under the Exchange Act, which such adjustments are not, in the aggregate, material to REIT II) and (iv) fairly present, in all material respects (subject, in the case of unaudited financial statements, for normal and recurring year-end adjustments, none of which is material), the consolidated financial position of REIT II and the REIT II Subsidiaries, taken as a whole, as of their respective dates and the consolidated statements of income and the consolidated cash flows of REIT II and the REIT II Subsidiaries for the periods presented therein. There are no internal investigations, any SEC inquiries or investigations or other governmental inquiries or investigations pending or, to the Knowledge of REIT II, threatened, in each case regarding any accounting practices of REIT II.

          (d)   Since January 1, 2017, (A) REIT II has designed and maintained disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by REIT II in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and is accumulated and communicated to REIT II's management as appropriate to allow timely decisions regarding required disclosure, and (B) to the Knowledge of REIT II, such disclosure controls and procedures are effective in timely alerting REIT II's management to material information required to be included in REIT II's periodic reports required under the Exchange Act (if REIT II was required to file such reports). REIT II and REIT II Subsidiaries have designed and maintained a system of internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) sufficient to provide reasonable assurances (i) regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP, (ii) that transactions are executed in accordance with management's general or specific authorizations, (iii) that access to assets is permitted only in accordance with management's general or specific authorization and (iv) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Since December 31, 2018, REIT II has not received any notification of a "material weakness" in REIT II's internal controls. For purposes of this Agreement, the term "material weakness" shall have the meaning assigned to it in Release 2004-001 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement.

          (e)   Neither REIT II nor any REIT II Subsidiary is required to be registered as an investment company under the Investment Company Act.

        Section 5.6    Absence of Certain Changes or Events.     Since December 31, 2018 REIT II and all REIT II Subsidiaries have conducted their respective business in all material respects in the ordinary course of business consistent with past practice and there has not been: (a) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to any of REIT II Common Stock except for regular quarterly dividends on the REIT II Common Stock; (b) any amendment of any term of any outstanding equity security of REIT II or any REIT II Subsidiary; (c) any repurchase, redemption or other acquisition by REIT II or any REIT II Subsidiary of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, REIT II or any REIT II Subsidiary; (d) any change in any method of accounting or accounting practice or any Tax method, practice or election by REIT II or any REIT II Subsidiary that would materially adversely affect its assets, liabilities or business, except insofar as may have been required by a change in applicable Law or GAAP; (e) any REIT II Material Adverse Effect or any event, circumstance, change, effect, development, condition or occurrence that, individually or in the aggregate with all other events, circumstances, changes, effects, developments, conditions or occurrences, would reasonably be expected to have a REIT II Material Adverse Effect; or (f) any incurrence, assumption or guarantee by REIT II or any REIT II Subsidiary of any Indebtedness for borrowed money other than in the ordinary course of business consistent with past practice.

        Section 5.7    No Undisclosed Liabilities.     Except (a) as disclosed, reflected or reserved against on the balance sheet of REIT II dated as of December 31, 2018 (including the notes thereto), (b) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement, (c) for liabilities or obligations incurred in the ordinary course of business consistent with past practice of such entity or any predecessor thereof since December 31, 2018, and (d) for liabilities or obligations that would not reasonably be expected to be material to REIT II and the REIT II Subsidiaries, taken as a whole, neither REIT II nor any REIT II Subsidiary has any liabilities or obligations or Indebtedness (whether accrued, absolute, contingent or otherwise) that either alone or when combined with all other liabilities of a type not described in clauses (a), (b), (c) or (d) above, that would be required to be reflected or reserved against on a consolidated statement of the financial position of REIT II and the REIT II Subsidiaries prepared in accordance with GAAP (or disclosed in the notes thereto).

        Section 5.8    Permits; Compliance with Law.

          (a)   REIT II and each REIT II Subsidiary is in possession of all authorizations, licenses, permits, certificates, approvals, variances, exemptions, orders, franchises, certifications and clearances of any Governmental Authority necessary for REIT II and each REIT II Subsidiary to own, lease and, to the extent applicable, operate its properties or to carry on its respective business substantially as they are being conducted (the "REIT II Permits"), and all such REIT II Permits are valid and in full force and effect, except where the failure to be in possession of, or the failure to be valid or in full force and effect of, any of the REIT II Permits, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect. No event has occurred with respect to any material REIT II Permits which permits, or after notice or lapse of time or both would permit, revocation or termination thereof or would result in any other material impairment of the rights of the holder of any such material REIT II Permits. To the Knowledge of REIT II, there is not pending or threatened any applicable petition, objection or other pleading with any Governmental Authority having jurisdiction or authority over the operations of REIT II or the REIT II Subsidiaries that impairs the validity of any REIT II Permit or which would reasonably be expected, if accepted or granted, to result in the revocation of any REIT II Permit.

          (b)   Except as disclosed in the REIT II SEC Documents, the businesses of REIT II and the REIT II Subsidiaries are not being, and since January 1, 2017 have not been, conducted in violation of any Law, except for violations which, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect. No investigation or review by any Governmental Authority with respect to REIT II or any REIT II Subsidiary is pending or, to REIT II's Knowledge, threatened, other than those the outcome of which, individually or in the aggregate, would not reasonably be expected to be material to REIT II and the REIT II Subsidiaries, taken as a whole. Neither REIT II nor any REIT II Subsidiary is subject to any order, writ, injunction, decree, statute, rule or regulation that would, individually or in the aggregate, reasonably be expected to be material to REIT II and the REIT II Subsidiaries, taken as a whole. Neither REIT II nor Merger Sub is subject to any judgment, decree, injunction, rule or order of any Governmental Authority that prohibits or would reasonably be expected to prohibit any of the transactions contemplated hereby or by this Agreement. Neither REIT II nor Merger Sub has taken any action, nor have any other steps been taken or have any legal proceedings been commenced, nor to the Knowledge of REIT II, threatened, against REIT II, Merger Sub or any other REIT II Subsidiary, for the winding-up, liquidation or dissolution of REIT II or Merger Sub.

        Section 5.9    Litigation.     There is no material Action or investigation to which REIT II or any REIT II Subsidiary is a party (either as plaintiff or defendant) pending or, to the Knowledge of REIT II, threatened before any Governmental Authority, and, to the Knowledge of REIT II, there is no basis for any such action, suit, proceeding or investigation. None of REIT II and the REIT II Subsidiaries has been permanently or temporarily enjoined by any Order, judgment or decree of any Governmental Authority from engaging in or continuing to conduct the business of REIT II or the REIT II Subsidiaries. No Order of any Governmental Authority has been issued in any proceeding to which REIT II or any of the REIT II Subsidiaries is or was a party, or, to the Knowledge of REIT II, in any other proceeding, that enjoins or requires REIT II or any of the REIT II Subsidiaries to take action of any kind with respect to its businesses, assets or properties.

        Section 5.10    Properties.

          (a)   Section 5.10(a) of the REIT II Disclosure Letter sets forth a true, correct and complete list of the common name and address of each hotel owned or leased (including ground leased) by REIT II or any REIT II Subsidiary as lessee or sublessee, as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a "REIT II Property"). As of the date hereof, each of the REIT II Properties is owned or leased by REIT II or the REIT II Subsidiary indicated on Section 5.10(a) of the REIT II Disclosure Letter. There are no real properties that REIT II or any REIT II Subsidiary is obligated to buy, lease or sublease at some future date.

          (b)   REIT II or a REIT II Subsidiary owns good and valid fee simple title or leasehold title (as applicable) to the REIT II Properties, in each case, free and clear of Liens, except for REIT II Permitted Liens, none of which REIT II Permitted Liens have had, and would not, individually or in the aggregate, reasonably be expected to have a REIT II Material Adverse Effect. For the purposes of this Agreement, "REIT II Permitted Liens" shall mean any (i) Liens relating to any Indebtedness set forth on Section 5.10(b)(i) of the REIT II Disclosure Letter, (ii) statutory or other Liens for Taxes or assessments that are not yet due (or are due but not yet delinquent) or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP, (iii) the terms of any REIT II Major Leases, REIT II Ground Leases or any other leases, subleases or licenses entered into by the applicable REIT II Subsidiary as landlord, sublandlord or licensor in the ordinary course of business, (iv) Liens imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (v) Liens (but excluding Liens relating to any

  Indebtedness other than as set forth on Section 5.10(b)(i) of the REIT II Disclosure Letter) that are disclosed on the title insurance policies or title insurance commitments listed on Section 5.10(b)(v) of the REIT II Disclosure Letter previously made available to REIT I (including any air rights described in such Liens), (vi) any right, title or interest of a lessor or sublessor set forth in any REIT II Ground Lease, (vii) any Liens in favor of a lessor or sublessor set forth in any REIT II Ground Lease to secure unpaid rent, (viii) any cashiers', landlords', workers', mechanics', carriers', workmen's, repairmen's and materialmen's liens and other similar Liens imposed by Law and incurred in the ordinary course of business consistent with past practice that are related to obligations not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and (ix) any other Lien (but excluding Liens relating to Indebtedness) that do not materially impair the value of the applicable REIT II Property or the continued use and operation of the applicable REIT II Property as currently used and operated. Section 5.10(b) of the REIT II Disclosure Letter describes any material REIT II Permitted Liens that, as of the date hereof, are being contested in good faith by appropriate proceedings.

          (c)   There is no pending or, to REIT II's Knowledge, threatened condemnation, expropriation, eminent domain or rezoning proceeding affecting all or any material portion of any of the REIT II Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a REIT II Material Adverse Effect:

              (i)  each of the REIT II Properties is, to REIT II's Knowledge (x) supplied with utilities and other services as necessary to permit their continued operation as they are now being operated, (y) in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects, and (z) adequate and suitable for the purposes for which they are presently being used. None of REIT II or any REIT II Subsidiary has received written notice that any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the REIT II Properties or that is necessary to permit the lawful use and operation of all utilities, holding areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the REIT II Properties is not valid or in full force and effect as of the date of this Agreement, or of any pending written threat of modification or cancellation of any of same, in each case that would materially adversely impact the applicable REIT II Property; and

             (ii)  each of the REIT II Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

          (d)   Section 5.10(d) of the REIT II Disclosure Letter sets forth a true, correct and complete list of each lease or sublease to which REIT II or any REIT II Subsidiary is a lessor or sublessor with respect to any of the REIT II Properties, together with all amendments, modifications, supplements, renewals and extensions related thereto, which lease or sublease (i) (A) provides for annual rent in excess of $500,000 and (B) has a term of 12 months or longer or (ii) is between two Affiliates of REIT II (each, a "REIT II Major Lease"). REIT II has made available to REIT I correct and complete (in all material respects) copies of all REIT II Major Leases that are in effect as of the date hereof. With respect to each REIT II Major Lease, (x) such REIT II Major Lease is valid and in full force and effect, (y) the applicable REIT II Subsidiary is not in material default under such REIT II Major Lease and, to REIT II's Knowledge, the applicable lessee counterparty is not in material default under such REIT II Major Lease, and (z) and none of REIT II or any REIT II Subsidiary has received written notice that it has violated or is in default under such REIT II Major Lease, except as would not, individually or in the aggregate, reasonably be expected to have a REIT II Material Adverse Effect.

          (e)   Section 5.10(e) of the REIT II Disclosure Letter sets forth a true, correct and complete list of each ground lease or other agreement pursuant to which REIT II or any REIT II Subsidiary is a lessee or sublessee with respect to any of the REIT II Properties that is subject to such ground lease, together with all amendments, modifications, supplements, renewals and extensions related thereto (each, a "REIT II Ground Lease"), and identifies each REIT II Property that is subject to such REIT II Ground Lease, REIT II or the REIT II Subsidiary that is a party to such agreement, the date of such agreement and each amendment relating thereto. REIT II has made available to REIT I correct and complete (in all material respects) copies of all REIT II Ground Leases that are in effect as of the date hereof. With respect to each REIT II Ground Lease, (x) such REIT II Ground Lease is valid and in full force and effect, (y) the applicable REIT II Subsidiary is not in default under such REIT II Ground Lease and, to REIT II's Knowledge, the applicable lessor counterparty is not in material default under such REIT II Ground Lease, and (z) and none of REIT II or any REIT II Subsidiary has received written notice that it has violated or is in default under any REIT II Ground Lease, except, in the case of both clauses (y) and (z) for violations or defaults that would not, individually or in the aggregate, reasonably be likely to result in the termination of the Ground Lease.

          (f)    Section 5.10(f) of the REIT II Disclosure Letter sets forth a true, correct and complete list of each management agreement pursuant to which any third party manages or operates any of the REIT II Properties on behalf of REIT II or any REIT II Subsidiary, together with each amendment, guaranty or other agreement or document binding on REIT II or applicable REIT II Subsidiary and relating thereto (each, a "REIT II Management Agreement"), and identifies each REIT II Property that is subject to such REIT II Management Agreement, REIT II or the REIT II Subsidiary that is a party to such agreement, the date of such agreement and each amendment relating thereto. REIT II has made available to REIT I correct and complete (in all material respects) copies of all REIT II Management Agreements which are in effect as of the date hereof. With respect to each REIT II Management Agreement, (x) such REIT II Management Agreement is valid and in full force and effect, (y) the applicable REIT II Subsidiary is not in material default under such REIT II Management Agreement and, to REIT II's Knowledge, the applicable counterparty is not in material default under such REIT II Management Agreement, and (z) and none of REIT II or any REIT II Subsidiary has received written notice that it has violated or is in default under such REIT II Management Agreement, except as would not, individually or in the aggregate, reasonably be expected to result in a REIT II Material Adverse Effect.

          (g)   Section 5.10(g) of the REIT II Disclosure Letter sets forth a true, correct and complete list of each franchise, license or other similar agreement providing the right to utilize a brand name or other rights of a hotel chain or system at any of the REIT II Properties or by REIT II or any REIT II Subsidiary, together with each amendment, guaranty or other agreement or document binding on REIT II or applicable REIT II Subsidiary and relating thereto (each, a "REIT II Franchise Agreement"), and identifies each REIT II Property that is subject to such REIT II Franchise Agreement, REIT II or the REIT II Subsidiary that is a party to such agreement, the date of such agreement and each amendment relating thereto. REIT II has made available to REIT I correct and complete (in all material respects) copies of all REIT II Management Agreements that are in effect as of the date hereof. With respect to each REIT II Franchise Agreement, (x) such REIT II Franchise Agreement is valid and in full force and effect and (y) none of REIT II or any REIT II Subsidiary has received written notice that it has violated or is in default under such REIT II Franchise Agreement, except (i) for violations or defaults that have been cured or (ii) as would not, individually or in the aggregate, reasonably be expected to result in a REIT II Material Adverse Effect.

          (h)   No purchase option has been exercised under any REIT II Major Lease, REIT II Ground Lease, REIT II Management Agreement, REIT II Franchise Agreement, REIT II Material Contract or other Contract with respect to a REIT II Property for which the purchase has not closed prior to the date of this Agreement.

          (i)    There are no unexpired options to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any REIT II Property or any portion thereof in favor of any third party. There are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any REIT II Property or any portion thereof.

          (j)    Section 5.10(j) of the REIT II Disclosure Letter sets forth a true, correct and complete list of the owner title insurance policies for each of the REIT II Properties, copies of which, together with all exception documents referenced therein, have been made available to REIT I. No written claim has been made against any such owner title insurance policy relating to a REIT II Property.

          (k)   REIT II and the REIT II Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, would not, individually or in the aggregate, reasonably be expected to have a REIT II Material Adverse Effect. None of REIT II's or any of the REIT II Subsidiaries' ownership of or leasehold interest in any such personal property is subject to any Liens, except for REIT II Permitted Liens.

        Section 5.11    Environmental Matters.     Except as, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect: (a) none of REIT II or the REIT II Subsidiaries has received written notice that any administrative or compliance order has been issued that is still in effect, any complaint has been filed that remains unresolved, any penalty has been assessed that has not been paid and any investigation or review is pending or threatened by any Governmental Authority with respect to any alleged failure by REIT II or any REIT II Subsidiary to have any Environmental Permit or with respect to any treatment, storage, recycling, transportation, disposal or Release by REIT II or any REIT II Subsidiary of any Hazardous Substance in material violation of any Environmental Law; (b) to the Knowledge of REIT II, except in material compliance with applicable Environmental Laws, (i) there are no asbestos-containing materials present on any property owned or operated by REIT II or any REIT II Subsidiary, (ii) there are no regulated levels of PCBs present on any property owned or operated by REIT II or any REIT II Subsidiary, and (iii) there are no underground storage tanks, active or abandoned, used for the storage of Hazardous Substances currently present on any property owned or operated by REIT II or any REIT II Subsidiary; (c) none of REIT II or any REIT II Subsidiary has received written notice of a claim, that has not been resolved, to the effect that it is liable to a third party, including a Governmental Authority, as a result of a Release of a Hazardous Substance into the environment in material violation of any Environmental Law at any property currently or formerly owned, leased (including ground leases) or operated by REIT II or any REIT II Subsidiary; (d) none of REIT II or any REIT II Subsidiary has received written notice of (i) any Liens arising under or pursuant to any applicable Environmental Law on any REIT II Property or (ii) any action taken which could subject any REIT II Property to such Liens, and to the Knowledge of REIT II, no such action is in process; (e) none of REIT II or any REIT II Subsidiary has transported or arranged for the transportation of any Hazardous Substance to any location which, to the Knowledge of REIT II, is the subject of any Action that could be reasonably expected to result in claims against REIT II or any REIT II Subsidiary related to such Hazardous Substance for clean-up costs, remedial work, damages to natural resources or personal injury claims, including but not limited to claims under CERCLA and the rules and regulations promulgated thereunder; (f) REIT II and the REIT II Subsidiaries have made notification of Releases of a Hazardous Substance where required by applicable Environmental Law, and no property now or, to the Knowledge of REIT II, previously owned, leased (including ground leases) or operated by REIT II or the REIT II Subsidiaries is listed or, to the Knowledge of REIT II, proposed for listing on the National Priorities List promulgated pursuant to CERCLA or on any similar list of sites under any Environmental Law of any other Governmental Authority where such listing requires active investigation or clean-up; (g) REIT II and the REIT II Subsidiaries have not entered into any agreements to provide indemnification to any third-party purchaser pursuant to Environmental Laws in relation to any property or facility previously owned or operated by REIT II and the REIT II Subsidiaries; and (h) none of REIT II nor any REIT II Subsidiary has in its possession or control any environmental assessment or investigation reports that (i) have not been provided to REIT III prior to the execution of this Agreement and (ii) disclose a material environmental condition with respect to the REIT II Properties which is not being addressed or remediated or has not been addressed or remediated or been made the subject of an environmental insurance policy, except for such reports that reflect the results of an asbestos survey and/or abatement work performed in the ordinary course of renovation or demolition activities. REIT II and the REIT II Subsidiaries currently do not have any duty under any applicable Environmental Law to place any restriction relating to the presence of Hazardous Substance at any REIT II Property.

        Section 5.12    Material Contracts.

          (a)   All Contracts, including amendments thereto, required to be filed as an exhibit to any REIT II SEC Documents filed on or after January 1, 2017 pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed. All such filed Contracts shall be deemed to have been made available to REIT I.

          (b)   Other than the Contracts described in Section 5.12(a) and except for this Agreement, Section 5.12(b) of the REIT II Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto that modify each such Contract in any material respect, to which REIT II or any REIT II Subsidiary is a party or by which it is bound or to which any REIT II Property or other material asset is subject, that:

              (i)  is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

             (ii)  is a limited liability company agreement, partnership agreement or joint venture agreement or similar Contract that sets forth the operational terms of a joint venture, partnership, joint development agreement, limited liability company or strategic alliance of REIT II or any REIT II Subsidiary;

            (iii)  constitutes a REIT II Tax Protection Agreement;

            (iv)  contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to REIT II or the REIT II Subsidiaries, or upon consummation of the REIT Merger, REIT I or REIT I's Subsidiaries or which restricts the conduct of any line of business in a manner that would reasonably be expected to be material to REIT II (including the Surviving Entity) and the REIT II Subsidiaries, taken as a whole;

             (v)  evidences Indebtedness for borrowed money in excess of $1,000,000 of any of REIT II or any of the REIT II Subsidiaries, whether unsecured or secured;

            (vi)  provides for the pending purchase or sale, option to purchase or sell, right of first refusal, right of first offer or other right to purchase, sell, dispose of or ground lease (by merger, by purchase or sale of assets or stock, by lease or otherwise) of (x) any real property (including any REIT II Property or any portion thereof) or (y) any other material asset of

    REIT II or any REIT II Subsidiary with a fair market value or purchase price greater than $250,000;

           (vii)  contains a put, call or similar right pursuant to which REIT II or any REIT II Subsidiary could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $250,000;

          (viii)  (A) requires REIT II or any REIT II Subsidiary to provide any funds to or make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in REIT II, any REIT II Subsidiary or any other Person in excess of $250,000 or (B) evidences a loan (whether secured or unsecured) made to any other Person in excess of $250,000;

            (ix)  relates to the settlement (or proposed settlement) of any pending or threatened legal proceeding required to be disclosed in the REIT II SEC Documents;

             (x)  would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act;

            (xi)  except to the extent such Contract is described in the clauses above or is terminable by REIT II without penalty on no more than sixty (60) days' notice, calls for aggregate payments by, or other consideration from, REIT II or any REIT II Subsidiary of more than $500,000 over the remaining term of such Contract;

           (xii)  constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

          (xiii)  is a Labor Agreement;

          (xiv)  is an agreement that obligates REIT II or any REIT II Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of REIT II or any REIT II Subsidiary pursuant to which REIT II or a REIT II Subsidiary is the indemnitor; or

           (xv)  would prohibit or materially delay the consummation of the REIT Merger as contemplated by this Agreement.

          (c)   Each Contract of the type described above in Section 5.12(b), whether or not set forth in Section 5.12(b) of the REIT II Disclosure Letter, is referred to herein as a "REIT II Material Contract." REIT II has made available to REIT I true, correct and complete copies of all REIT II Material Contracts as of the date hereof, including amendments and supplements thereto. As of the date hereof, all of the REIT II Material Contracts are valid and binding on REIT II and/or a REIT II Subsidiary, as the case may be, and, to REIT II's Knowledge, each other party thereto, as applicable, and in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium and other similar applicable Law affecting creditors' rights generally and by general principles of equity. Neither REIT II nor the applicable REIT II Subsidiary has, and to REIT II's Knowledge, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, that with or without notice, lapse of time or both would constitute a default under the provisions of any REIT II Material Contract, except for violations and defaults that would not, individually or in the aggregate, reasonably be expected to have a REIT II Material Adverse Effect. As of the date hereof, neither REIT II nor any REIT II Subsidiary has received written notice of any of the foregoing.

        Section 5.13    Taxes.

          (a)   REIT II and each REIT II Subsidiary has timely filed with the appropriate Governmental Authority all United States federal income Tax Returns and all other material Tax Returns required to be filed, taking into account any extensions of time within which to file such Tax Returns, and all such Tax Returns were complete and correct in all material respects. REIT II and each REIT II Subsidiary has duly paid (or there has been paid on their behalf), or made adequate provisions in accordance with GAAP for, all material Taxes required to be paid by them, whether or not shown on any Tax Return. True and materially complete copies of all United States federal income Tax Returns that have been filed with the IRS by REIT II and each REIT II Subsidiary with respect to the taxable years ending on or after REIT II's formation have been made available to REIT I. No written claim has been proposed by any Governmental Authority in any jurisdiction where REIT II or any REIT II Subsidiary do not file Tax Returns that REIT II or any REIT II Subsidiary is or may be subject to Tax by such jurisdiction.

          (b)   Beginning with its taxable year ending on December 31, 2015, and through and including the Closing Date, REIT II (i) has been organized and operated in conformity with the requirements to qualify as a REIT under the Code and the current and proposed method of operation for REIT II is expected to enable REIT II to continue to meet the requirements for qualification as a REIT through and including the Closing Date, without regard, however, to the distribution requirement described in Section 857(a) of the Code with respect to the taxable year including the Closing, and (ii) has not taken or omitted to take any action which would reasonably be expected to result in REIT II's failure to qualify as a REIT, and no challenge to REIT II's status as a REIT is pending or threatened in writing. No REIT II subsidiary is a corporation for United States federal income tax purposes, other than a corporation that qualifies as a Qualified REIT Subsidiary or as a Taxable REIT Subsidiary, and no REIT I subsidiary owns assets (including, without limitation, securities) that would cause REIT I to violate Section 856(c)(4) of the Code. REIT II's dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year, taking into account any dividends subject to Sections 857(b)(8) or 858 of the Code, has not been less than REIT II's REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year and by excluding REIT II's net capital gain for such year.

          (c)   (i) There are no audits, investigations by any Governmental Authority or other proceedings pending or, to the Knowledge of REIT II, threatened with regard to any material Taxes or Tax Returns of REIT II or any REIT II Subsidiary; (ii) no material deficiency for Taxes of REIT II or any REIT II Subsidiary has been claimed, proposed or assessed in writing or, to the Knowledge of REIT II, threatened, by any Governmental Authority, which deficiency has not yet been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect; (iii) neither REIT II nor any REIT II Subsidiary has, waived any statute of limitations with respect to the assessment of material Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency for any open tax year; (iv) neither REIT II nor any REIT II Subsidiary is currently the beneficiary of any extension of time within which to file any material Tax Return; and (v) neither REIT II nor any REIT II Subsidiary has entered into any "closing agreement" as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law).

          (d)   Each REIT II subsidiary that is a partnership, joint venture or limited liability company and that has not elected to be a Taxable REIT Subsidiary has been since its formation treated for United States federal income tax purposes as a partnership, disregarded entity, or a Qualified REIT Subsidiary, as the case may be, and not as a corporation, an association taxable as a corporation whose separate existence is respected for federal income tax purposes, or a "publicly traded partnership" within the meaning of Section 7704(b) of the Code that is treated as a corporation for U.S. federal income tax purposes under Section 7704(a) of the Code.

          (e)   Neither REIT II nor any REIT II subsidiary holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor have they disposed of any such asset during its current taxable year.

          (f)    Since its inception, (i) REIT II has not, and none of the REIT II Subsidiaries has, incurred (A) any liability for Taxes under Sections 857(b)(1), 857(b)(4), 857(b)(5), 857(b)(6)(A), 857(b)(7), 860(c) or 4981 of the Code, or (B) any liability for Taxes under Sections 857(b)(5) (for income test violations), 856(c)(7)(C) (for asset test violations), or 856(g)(5)(C) (for violations of other qualification requirements applicable to REITs), and (ii) REIT I has not, and none of the REIT I Subsidiaries has, incurred any material liability for Tax other than (A) in the ordinary course of business consistent with past practice or (B) transfer or similar Taxes arising in connection with sales of property. No event has occurred, and to the Knowledge of REIT II no condition or circumstances exists, which presents a material risk that any material liability for Taxes described in clause (ii) of the preceding sentence or any liability for Taxes described in clause (i) of the preceding sentence will be imposed upon REIT II or any REIT II Subsidiary.

          (g)   REIT II and the REIT II Subsidiaries have complied, in all material respects, with all applicable Laws relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446 and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, have paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws.

          (h)   There are no REIT II Tax Protection Agreements (as hereinafter defined) in force at the date of this Agreement, and, as of the date of this Agreement, no person has raised in writing, or to the Knowledge of REIT II threatened to raise, a material claim against REIT II or any REIT II Subsidiary for any breach of any REIT II Tax Protection Agreements. As used herein, "REIT II Tax Protection Agreements" means any written agreement to which REIT II or any REIT II Subsidiary is a party pursuant to which: (i) any liability to holders of limited partnership interests in a REIT II Subsidiary Partnership (as hereinafter defined) relating to Taxes may arise, whether or not as a result of the consummation of the transactions contemplated by this Agreement; or (ii) in connection with the deferral of income Taxes of a holder of limited partnership interests or limited liability company in a REIT II Subsidiary Partnership. REIT II or any REIT II Subsidiary has agreed to (A) maintain a minimum level of debt, continue a particular debt or provide rights to guarantee debt, (B) retain or not dispose of assets, (C) make or refrain from making Tax elections, or (D) only dispose of assets in a particular manner. As used herein, "REIT II Subsidiary Partnership" means a REIT II Subsidiary that is a partnership for United States federal income tax purposes.

          (i)    There are no Tax Liens upon any property or assets of REIT II or any REIT II Subsidiary except Liens for Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

          (j)    There are no Tax allocation or sharing agreements or similar arrangements with respect to or involving REIT II or any REIT II Subsidiary, and after the Closing Date neither REIT II nor any REIT II Subsidiary shall be bound by any such Tax allocation agreements or similar arrangements or have any liability thereunder for amounts due in respect of periods prior to the Closing Date.

          (k)   Neither REIT II nor any REIT II Subsidiary has requested or received any written ruling of a Governmental Authority or entered into any written agreement with a Governmental Authority with respect to any Taxes, and neither REIT II nor any REIT II Subsidiary is subject to written ruling of a Governmental Authority.

          (l)    Neither REIT II nor any REIT II Subsidiary (i) has been a member of an affiliated group filing a consolidated federal income Tax or (ii) has any liability for the Taxes of any Person

  (other than any REIT II Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract, or otherwise.

          (m)  Neither REIT II nor any REIT II Subsidiary has participated in any "reportable transaction" within the meaning of Treasury Regulation Section 1.6011-4(b).

          (n)   Neither REIT II nor any REIT II Subsidiary has constituted either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (i) since January 1, 2017 or (ii) in a distribution which could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with transactions contemplated by this Agreement.

          (o)   No written power of attorney that has been granted by REIT II or any REIT II Subsidiary (other than to REIT II or a REIT II Subsidiary) currently is in force with respect to any matter relating to Taxes.

          (p)   Neither REIT II nor any REIT II Subsidiary has taken any action or failed to take any action which action or failure would reasonably be expected to jeopardize, nor to the Knowledge of REIT II is there any other fact or circumstance that could reasonably be expected to prevent, the REIT Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

          (q)   REIT II is a "domestically controlled qualified investment entity" within the meaning of Section 897(h)(4)(B) of the Code.

        Section 5.14    Intellectual Property.     Neither REIT II nor any REIT II Subsidiary: (a) owns any registered trademarks, patents or copyrights, (b) has any pending applications, registrations or recordings for any trademarks, patents or copyrights or (c) is a party to any Contracts with respect to use by REIT II or any REIT II Subsidiary of any trademarks or patents. Except as, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect, (i) to the Knowledge of REIT II, no Intellectual Property used by REIT II or any REIT II Subsidiary infringes or is alleged to infringe any Intellectual Property rights of any third party, (ii) no Person is misappropriating, infringing or otherwise violating any Intellectual Property of REIT II or any REIT II Subsidiary, and (iii) REIT II and the REIT II Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of REIT II and the REIT II Subsidiaries as it is currently conducted. Since January 1, 2017, neither REIT II nor any REIT II Subsidiary has received any written or, to the Knowledge of REIT II, verbal complaint, claim or notice alleging misappropriation, infringement or violation of any Intellectual Property rights of any third party.

        Section 5.15    Insurance.     REIT II has made available to REIT I copies of all material insurance policies and all material fidelity bonds or other material insurance Contracts providing coverage for REIT II and the REIT II Subsidiaries (the "REIT II Insurance Policies"). Except as, individually or in the aggregate, would not reasonably be expected to have a REIT II Material Adverse Effect, all premiums due and payable under all REIT II Insurance Policies have been paid, and REIT II and the REIT II Subsidiaries have otherwise complied in all material respects with the terms and conditions of all REIT II Insurance Policies. No written notice of cancellation or termination has been received by REIT II or any REIT II Subsidiary with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation.

        Section 5.16    Employee and Benefits Matters.

          (a)   Except as set forth in the REIT II SEC Documents, neither REIT II nor any REIT II Subsidiary maintains or has maintained any Employee Benefit Plans or has any obligations or liabilities in respect of Employee Benefit Plans.

          (b)   Neither REIT II nor any REIT II Subsidiary has any employees.

          (c)   None of the agreements to which REIT II or any of the REIT II Subsidiaries is a party would, individually or in the aggregate, constitute excess parachute payments (as defined in Section 280G of the Code (without regard to subsection (b)(4) thereof)) or would exceed the amount deductible pursuant to Section 162(m) of the Code.

        Section 5.17    Related Party Transactions.     Except (i) the REIT II Partnership Agreement or (ii) as described in the publicly available REIT II SEC Documents filed with or furnished to the SEC on or after January 1, 2019 and prior to the date hereof (the "REIT II Related Party Agreements"), no agreements, arrangements or understandings between REIT II, Merger Sub or any other REIT II Subsidiary (or binding on any of their respective properties or assets), on the one hand, and any other Person, on the other hand (other than those exclusively among REIT II and REIT II Subsidiaries), are in existence that are not, but are required to be, disclosed under Item 404 of Regulation S-K promulgated by the SEC.

        Section 5.18    Indebtedness.

          (a)   Section 5.18(a)(i) of the REIT II Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each loan or other Indebtedness secured by any REIT II Property that will continue to be secured by any REIT II Property after the Closing, including the outstanding principal balance as of June 30, 2019 (the "REIT II Real Property Debt"). To the Knowledge of REIT II, there is no default under any REIT II Real Property Debt in any material respect and none of REIT II, Merger Sub or any other REIT II Subsidiary has received any written notice of any uncured default under any REIT II Real Property Debt that would have a REIT II Material Adverse Effect.

          (b)   Section 5.18(b) of the REIT II Disclosure Letter sets forth a true and complete list as of the date hereof of each loan or other Indebtedness with an outstanding principal balance exceeding $1,000,000 that is unsecured or secured by property other than REIT II Property and that will remain in effect or continue to be secured by such property after the Closing, including the current lender thereunder and the outstanding principal balance of such loan or other Indebtedness (the "REIT II Corporate Debt"). To the Knowledge of REIT II, there is no default under any REIT II Corporate Debt in any material respect and none of REIT II, Merger Sub or any other REIT II Subsidiary has received any written notice of any uncured default under any REIT II Corporate Debt that would have a REIT II Material Adverse Effect.

        Section 5.19    Brokers.     No broker, investment banker or other Person (other than the Persons listed in Section 5.19 of the REIT II Disclosure Letter, each in a fee amount set forth in and pursuant to the terms of the engagement letter between REIT II and such Person, true, correct and complete copies of which have been provided to REIT I prior to the date hereof) is entitled to any broker's, finder's or other similar fee or commission in connection with the REIT Merger and the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of REIT II, Merger Sub or any other REIT II Subsidiary.

        Section 5.20    Opinion of Financial Advisor.     The REIT II Special Committee has received an opinion from Morgan Stanley & Co. LLC ("Morgan Stanley") to the effect that, as of the date of such opinion and based on and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Exchange Ratio in the REIT Merger pursuant to this Agreement is fair, from a financial point of view, to REIT II. REIT II will deliver to REIT I a complete and correct copy of such opinion promptly after receipt thereof by the REIT II Special Committee solely for informational purposes. REIT II acknowledges that the opinion of Barclays contemplated by Section 4.20 is for the benefit of the REIT I Special Committee and that REIT II shall not be entitled to rely on that opinion for any purpose.

        Section 5.21    Takeover Statutes.     None of REIT II or any REIT II Subsidiary is, nor at any time during the last two (2) years has been, an "interested stockholder" of REIT I as defined in Section 3-601 of the MGCL. The REIT II Board has taken all action necessary to render inapplicable to the REIT Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL. The restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the REIT Merger. No other Takeover Statutes are applicable to this Agreement, the REIT Merger or the other transactions contemplated by this Agreement. No dissenters', appraisal or similar rights are available to the holders of shares of REIT II Common Stock with respect to the REIT Merger and the other transactions contemplated by this Agreement.

        Section 5.22    Ownership of Merger Sub; No Prior Activities.

          (a)   Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the limited liability company membership interests of Merger Sub are directly owned by REIT II.

          (b)   Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement and the other documents, agreements, certificates and other instruments contemplated hereby, Merger Sub has not, and will not have prior to the REIT Merger Effective Time, incurred, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever.

        Section 5.23    Information Supplied.     None of the information relating to REIT II, Merger Sub or any other REIT II Subsidiary contained or incorporated by reference in the Joint Proxy Statement or the Form S-4 or that is provided by REIT II, Merger Sub or any other REIT II Subsidiary in writing for inclusion or incorporation by reference in any document filed with any other Governmental Authority in connection with the transactions contemplated by this Agreement will (a) in the case of the Joint Proxy Statement, at the time of the initial mailing thereof; at the time of the REIT II Stockholders Meeting, at the time the Form S-4 is declared effective by the SEC or at the REIT Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) in the case of the Form S-4 or with respect to any other document to be filed by REIT II with the SEC in connection with the REIT Merger or the other transactions contemplated by this Agreement, at the time of its filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that REIT II is responsible for filing with the SEC in connection with the transactions contemplated by this Agreement, to the extent relating to REIT II, its officers, directors and partners and the REIT II Subsidiaries (or other information supplied by or on behalf of REIT II or any REIT II Subsidiaries for inclusion therein) will comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act; provided that no representation is made as to statements made or incorporated by reference by or on behalf of REIT I.

        Section 5.24    No Other Representations and Warranties.     Except for the representations or warranties expressly set forth in this Article 5, none of REIT II, Merger Sub or any other Person (on behalf of REIT II or Merger Sub) has made any representation or warranty, express or implied, with respect to REIT II, Merger Sub or any other REIT II Subsidiary, their respective businesses, operations, assets, liabilities, condition (financial or otherwise), results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding REIT II, Merger Sub or any other REIT II Subsidiary. In particular, without limiting the foregoing disclaimer, none of REIT II, Merger Sub or any other Person makes or has made any representation or warranty to REIT I or any of its Affiliates or Representatives with respect to, except for the representations and warranties made by REIT II or Merger Sub in this Article 5, any oral or written information presented to REIT I or any of its Affiliates or Representatives in the course of their due diligence of REIT II and Merger Sub, the negotiation of this Agreement or in the course of the transactions contemplated by this Agreement. Notwithstanding anything contained in this Agreement to the contrary, REIT II and Merger Sub acknowledge and agree that neither REIT I nor any other Person (on behalf of REIT I) has made or is making any representations or warranties relating to REIT I whatsoever, express or implied, beyond those expressly given by REIT I in Article 4, including any implied representation or warranty as to the accuracy or completeness of any information regarding REIT I furnished or made available to REIT II, Merger Sub or any of their respective Representatives.

ARTICLE 6
COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE REIT MERGER

        Section 6.1    Conduct of Business by REIT I.

          (a)   REIT I covenants and agrees that, between the date of this Agreement and the earlier to occur of the REIT Merger Effective Time and the date, if any, on which this Agreement is terminated pursuant to Section 9.1 (the "Interim Period"), except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by the REIT II Special Committee (which consent shall not be unreasonably withheld, delayed or conditioned with respect to clauses (z)(A), (B), (C) and (D) ), (3) as may be expressly contemplated, required or permitted by this Agreement or the Internalization Documents, or (4) as set forth in Section 6.1 of the REIT I Disclosure Letter, REIT I shall, and shall cause each of the REIT I Subsidiaries to, (x) conduct their respective businesses in all material respects in the ordinary course, and in a manner consistent with past practice, (y) prepare (or cause to be prepared) all income Tax Returns for REIT I and each REIT I Subsidiary for the taxable year ended December 31, 2018, and (z) use their reasonable best efforts to (A) maintain their material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of REIT I or any REIT I Subsidiary's control excepted), (B) preserve intact in all material respects their current business organizations, goodwill, ongoing businesses and relationships with third parties, (C) keep available the services of their present officers and other key employees and consultants, (D) maintain all insurance policies of REIT I and the REIT I Subsidiaries or substitutes therefor, and (E) preserve REIT I's status as a REIT within the meaning of the Code.

          (b)   Without limiting the foregoing, REIT I covenants and agrees that, during the Interim Period, except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by the REIT II Special Committee (which consent shall not be unreasonably withheld, delayed or conditioned with respect to clauses (b)(v)(B), (vi)(B), (ix), (xiv), (xv)(B), (xvii)(B), (xviii), (xx), (xxiii) and (xxvi)), (3) as may be expressly contemplated, required or permitted by this Agreement or the Internalization Documents, or (4) as set forth in Section 6.1 of the REIT I

  Disclosure Letter, REIT I shall not, and shall not cause or permit any other REIT I Subsidiary to, do any of the following:

              (i)  split, combine, reclassify or subdivide any shares of beneficial interest, shares of capital stock, units or other equity securities or ownership interests of REIT I or any REIT I Subsidiary or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its shares of beneficial interest, shares of capital stock, units or other equity securities or ownership interests;

             (ii)  make, declare, set aside or pay any dividend on, or make any other distributions (whether in cash, stock or property or otherwise) in respect of, any shares of REIT I Common Stock or other equity securities or ownership interests in REIT I or any REIT I Subsidiary, except for: (A) the declaration and payment by REIT I of dividends in accordance with Section 7.8(a) and (b), (B) the declaration and payment by REIT I Operating Partnership of regular distributions on the REIT I OP Units that are required in connection with any dividends paid on the REIT I Common Stock and any distributions on the REIT I Special Partnership Interests as may be required by, and in accordance with, the terms of such interests as set forth in the REIT I Partnership Agreement, (C) the declaration and payment of dividends or other distributions to REIT I by any directly or indirectly Wholly Owned REIT I Subsidiary in accordance with past practice, (D) distributions by any REIT I Subsidiary that is not wholly owned, directly or indirectly, by REIT I, in accordance with past practice and the requirements of the organizational documents of such REIT I Subsidiary and (E) dividends or distributions of any amounts that constitute REIT Dividends pursuant to Sections 7.8(c) and (d) ;

            (iii)  authorize for issuance, issue, sell or grant, or agree or commit to issue, sell or grant (whether through the issuance or granting of options, warrants, convertible securities, voting securities, commitments, subscriptions, rights to purchase or otherwise), any shares of REIT I Common Stock or other shares, units or other beneficial interest of any class or any other securities or equity equivalents (including "phantom" stock rights or stock appreciation rights) of REIT I or any REIT I Subsidiaries;

            (iv)  purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of REIT I or a REIT I Subsidiary, other than the repurchase of the REIT I Special Partnership Interests;

             (v)  acquire or agree to acquire (A) any Person or any division thereof or (B) any material amount of assets thereof (whether real property or personal property), in each case other than in connection with capital expenditures permitted under Section 6.1(b)(xx) and other than as set forth on Section 6.1 of the REIT I Disclosure Letter;

            (vi)  sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, (A) any REIT I Property (or real property that if owned by REIT I or any REIT I Subsidiary on the date of this Agreement would be a REIT I Property) or (B) any other assets, or place or permit any Lien thereupon (other than REIT I Permitted Liens), except (in the case of (A) or (B)) sales, transfers or other such dispositions of personal property that do not exceed $2,000,000 in the aggregate;

           (vii)  incur, create, assume, refinance, replace or prepay any amount of Indebtedness for borrowed money, assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for, any Indebtedness of any other Person (other than a Wholly Owned REIT I Subsidiary), except (1) Indebtedness incurred under REIT I's or any REIT I Subsidiary's existing credit facilities (whether drawn or undrawn as of the date hereof) in the ordinary course of business for working capital purposes in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 7.8), (2) refinancings disclosed in Section 6.1 of the REIT I Disclosure Letter, provided the terms of such refinancings are not materially more onerous than the terms of the Indebtedness being refinanced and each refinancing does not materially increase the aggregate amount of REIT I's Indebtedness as of immediately prior to giving effect to the refinancing, and (3) Indebtedness that does not, in the aggregate, exceed $2,000,000;

          (viii)  make any loans, advances or capital contributions to, or investments (other than short-term investments of working capital in the ordinary course of business) in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), or make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, enter into any "keep well" or other similar arrangement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of the foregoing, other than (A) by REIT I or a Wholly Owned REIT I Subsidiary to a Wholly Owned REIT I Subsidiary and (B) as contractually required by any REIT I Material Contract in effect on the date hereof that has been made available to REIT II, in each case of clauses (A) and (B) in the ordinary course of business;

            (ix)  subject to Section 7.6, waive, release, assign, settle or compromise any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), directly or indirectly, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $250,000 individually or $2,000,000 in the aggregate, (B) do not involve the imposition of any injunctive relief against REIT I or any REIT I Subsidiary, (C) do not provide for any admission of material liability by REIT I or any of the REIT I Subsidiaries, and (D) with respect to any legal Action involving any present, former or purported holder or group of holders of shares of REIT I Common Stock, are in accordance with Section 7.6;

             (x)  fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2018, except as required by a change in GAAP or in applicable Law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

            (xi)  enter into any new line of business;

           (xii)  fail to timely file all material reports and other material documents required to be filed with any Governmental Authority (including the SEC) and other authorities (including the NYSE), subject to extensions permitted by Law or applicable rules or regulations, except to the extent that such failure would not prevent or materially impair the ability of REIT I to consummate the REIT Merger on a timely basis;

          (xiii)  enter into any joint venture, partnership, fund or other similar agreement;

          (xiv)  other than as required by applicable Law and other than as contemplated in the internalization plans agreed by the Parties in connection with the Internalization Agreement: (A) hire or terminate (without cause) any officer, trustee or director of REIT I or any REIT I Subsidiary or promote or appoint any Person to a position of officer, trustee or director of REIT I or any REIT I Subsidiary, other than appointments of new officers who have been hired or promoted by the external adviser or subadviser to REIT I, in the ordinary course consistent with past practice, and who are not directly compensated by REIT I, and other than terminations (without cause) of non-executive employees who have an annual compensation of $300,000 or less, (B) except as required by the existing terms of any REIT I Employee Program, establish, adopt, enter into, terminate or materially amend any REIT I Employee Program, (C) except as required by the existing terms of any REIT I Employee Program, increase in any manner the amount, rate or terms of compensation (including base salary and annual bonus opportunity), perquisites or other benefits payable or to become payable to any trustee, director, officer or employee of REIT I or any of the REIT I Subsidiaries, except for raises given in the ordinary course of business to non-executive employees who have an annual compensation of $200,000 or less, (D) amend or waive any of its rights under, or accelerate the vesting under, any provision of any REIT I Employee Program (or any plan, program, arrangement, practice or agreement that would be a REIT I Employee Program if it were in existence on the date hereof), (E) grant to any current or former trustee, director, officer, employee or consultant of REIT I or any of the REIT I Subsidiaries any right to new severance or termination pay, or increase in severance or termination pay, (F) pay any bonus to any current or former trustee, director, officer, employee or consultant of REIT I or any of the REIT I Subsidiaries other than pursuant to the terms of any existing REIT I Employee Program, (G) grant any new awards under any REIT I Employee Program, (H) amend or modify any outstanding award under any REIT I Employee Program, except as contemplated by Section 3.1(d), or (I) take any action to accelerate the payment, or to fund or in any other way secure the payment, of compensation or benefits under any REIT I Employee Program;

           (xv)  amend or propose to amend (A) the REIT I Governing Documents or the REIT I Partnership Agreement or (B) the organizational documents of any other REIT I Subsidiary;

          (xvi)  adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of REIT I or any REIT I Subsidiary or adopt resolutions providing for or authorizing such merger, liquidation dissolution, consolidation, restructuring, recapitalization or reorganization (other than the REIT Merger);

         (xvii)  amend any term of any outstanding stock or other equity security of (A) REIT I or REIT I Operating Partnership or (B) any other REIT I Subsidiary;

        (xviii)  enter into, renew, materially modify, amend or terminate (other than through expiration in accordance with its terms), or waive, release, compromise or assign any rights or claims under, any REIT I Material Contract (or any contract that, if existing as of the date hereof, would constitute a REIT I Material Contract), REIT I Major Lease, REIT I Management Agreement, REIT I Franchise Agreement or REIT I Ground Lease except (A) as expressly permitted by this Section 6.1, (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which REIT I or any REIT I Subsidiary is a party as required or necessitated by this Agreement or the transactions contemplated hereby, (C) the modification or termination of franchise agreements, hotel management agreements or similar agreements in the ordinary course of business consistent with past practice, or (D) in connection with change orders under a construction contract in effect on the date hereof related to any capital expenditure projects that do not increase the cost of any project by an amount that is material (relative to the costs contemplated by such contract as of the date hereof); provided that, to the extent that the term of any REIT I Material Contract will otherwise expire by its terms during the Interim Period, REIT I may renew such REIT I Material Contract on terms consistent with such existing REIT I Material Contract;

          (xix)  enter into any agreement that would limit or otherwise restrict (or purport to limit or otherwise restrict) REIT I or any of the REIT I Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

           (xx)  make or commit to make any capital expenditures except (A) for tenant improvements in connection with new leases that would not constitute a REIT I Major Lease, (B) as necessary to repair any casualty losses in an amount up to $250,000 individually or $2,000,000 in the aggregate or to the extent such losses are covered by existing insurance, and (C) in the ordinary course of business consistent with past practice that may be made without the approval of the REIT I Board of Directors under REIT I's policies in effect on the date of this Agreement;

          (xxi)  knowingly take any action that would, or knowingly fail to take any action, the failure of which to be taken would, reasonably be expected to cause (A) REIT I to fail to qualify as a REIT, or (B) any REIT I subsidiary to cease to be treated as any of (1) a disregarded entity for U.S. federal income tax purposes or (2) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of the Code, as the case may be;

         (xxii)  enter into or modify in a manner adverse to REIT I or REIT II any Tax Protection Agreement applicable to REIT I or any REIT I Subsidiary, make, change or rescind any material election relating to Taxes (it being understood and agreed that nothing in this Agreement shall preclude REIT I from designating dividends paid by it as "capital gain dividends" within the meaning of Section 857 of the Code), change a material method of Tax accounting, file any federal income Tax Return (except to the extent prepared in a manner in accordance with past practice, except as required by applicable Law) or amend any income Tax Return or any other material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to material Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (A) to the extent required by applicable Law, or (B) to the extent necessary (1) to preserve REIT I's qualification as a REIT under the Code or (2) to qualify or preserve the status of any REIT I subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

        (xxiii)  permit any insurance policy naming REIT I or any REIT I Subsidiary or REIT I's officers as a beneficiary or an insured or a loss payable payee, or REIT I's directors and officers liability insurance policy, to be cancelled, terminated or allowed to expire, unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the cancelled, terminated or expired policy;

        (xxiv)  other than as required by applicable Law (including good faith obligations to bargain as required by applicable Law): (A) enter into or amend any Labor Agreement applicable to the employees or independent contractors of REIT I or any REIT I Subsidiary or (B) to the extent REIT I or a REIT I Subsidiary has a contractual right to prevent such actions, suffer or permit any third party that operates or manages any REIT I Property to (1) enter into or amend any Labor Agreement applicable to any employee, independent contractor, consultant, temporary employee, leased employee or other service provider of any third party that manages or operates any REIT I Properties ("REIT I Management Company Employee") or such REIT I Property or (2) voluntarily recognize any labor union or similar organization or otherwise acknowledge the formation of any collective bargaining unit with respect to any REIT I Management Company Employees or such REIT I Property;

          (xxv)  other than as required by the existing terms of any REIT I Employee Program or Labor Agreement in effect on the date hereof, enter into any pension plan or post-retirement benefit plan or arrangement or otherwise take any action that subjects REIT I or any REIT I Subsidiary to material liability for pension or post-retirement benefits;

        (xxvi)  amend or modify the compensation terms or any other obligations of REIT I contained in the engagement letter with REIT I's financial advisor in connection with the REIT Merger or engage other financial advisors in connection with the transactions contemplated by this Agreement; or

       (xxvii)  authorize, or enter into, any contract, agreement, commitment or arrangement to take any of the foregoing actions.

          (c)   Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit REIT I from taking any action, at any time or from time to time, that in the reasonable judgment of the REIT I Board, upon advice of counsel to REIT I, is reasonably necessary (i) for REIT I to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the REIT Merger Effective Time or (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that REIT I or any REIT I Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (i) only, making dividend or any other actual, constructive or deemed distribution payments to stockholders of REIT I in accordance with this Agreement or otherwise as permitted pursuant to Section 6.1(b)(ii).

        Section 6.2    Conduct of Business by REIT II.

          (a)   REIT II covenants and agrees that, during the Interim Period, except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by the REIT I Special Committee (which consent shall not be unreasonably withheld, delayed or conditioned with respect to clauses (z)(A), (B) , (C) and (D)), (3) as may be expressly contemplated, required or permitted by this Agreement or the Internalization Documents, or (4) as set forth in Section 6.2 of the REIT II Disclosure Letter, REIT II shall, and shall cause each of the REIT II Subsidiaries to, (x) conduct their respective businesses in all material respects in the ordinary course, and in a manner consistent with past practice, (y) prepare (or cause to be prepared) all income Tax Returns for REIT II and each REIT II Subsidiary for the taxable year ended December 31, 2018, and (z) use their reasonable best efforts to (A) maintain their material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of REIT II or any REIT II Subsidiary's control excepted), (B) preserve intact in all material respects their current business organizations, goodwill, ongoing businesses and relationships with third parties, (C) keep available the services of their present officers and other key employees and consultants, (D) maintain all insurance policies of REIT II and the REIT II Subsidiaries or substitutes therefor, and (E) preserve REIT II's status as a REIT within the meaning of the Code.

          (b)   Without limiting the foregoing, REIT II covenants and agrees that, during the Interim Period, except (1) to the extent required by applicable Law, (2) as may be consented to in advance in writing by the REIT I Special Committee (which consent shall not be unreasonably withheld, delayed or conditioned with respect to clauses (b)(v)(B), (vi)(B), (ix), (xiv), (xv)(B), (xvii)(B), (xviii), (xx), (xxiii) and (xxvi)), (3) as may be expressly contemplated, required or permitted by this Agreement or the Internalization Documents, or (4) as set forth in Section 6.2 of the REIT II Disclosure Letter, REIT II shall not, and shall not cause or permit any other REIT II Subsidiary to, do any of the following:

              (i)  split, combine, reclassify or subdivide any shares of beneficial interest, shares of capital stock, units or other equity securities or ownership interests of REIT II or any REIT II Subsidiary or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its shares of beneficial interest, shares of capital stock, units or other equity securities or ownership interests;

             (ii)  make, declare, set aside or pay any dividend on, or make any other distributions (whether in cash, stock or property or otherwise) in respect of, any shares of REIT II Common Stock or other equity securities or ownership interests in REIT II or any REIT II Subsidiary, except for: (A) the declaration and payment by REIT II of dividends in accordance with Section 7.8(a) and (b), (B) the declaration and payment by REIT II Operating Partnership of regular distributions on the REIT II OP Units that are required in connection with any dividends paid on the REIT II Common Stock and any distributions on the REIT II Special Partnership Interests as may be required by, and in accordance with, the terms of such interests as set forth in the REIT II Partnership Agreement, (C) the declaration and payment of dividends or other distributions to REIT II by any directly or indirectly Wholly Owned REIT II Subsidiary in accordance with past practice, (D) distributions by any REIT II Subsidiary that is not wholly owned, directly or indirectly, by REIT II, in accordance with past practice and the requirements of the organizational documents of such REIT II Subsidiary and (E) dividends or distributions of any amounts that constitute REIT Dividends pursuant to Sections 7.8(c) and (d);

            (iii)  authorize for issuance, issue, sell or grant, or agree or commit to issue, sell or grant (whether through the issuance or granting of options, warrants, convertible securities, voting securities, commitments, subscriptions, rights to purchase or otherwise), any shares of REIT II Common Stock or other shares, units or other beneficial interest of any class or any other securities or equity equivalents (including "phantom" stock rights or stock appreciation rights) of REIT II or any REIT II Subsidiaries;

            (iv)  purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of REIT II or a REIT II Subsidiary, other than the repurchase of the REIT II Special Partnership Interests;

             (v)  acquire or agree to acquire (A) any Person or any division thereof or (B) any material amount of assets thereof (whether real property or personal property), in each case other than in connection with capital expenditures permitted under Section 6.2(b)(xx) and other than as set forth on Section 6.2 of the REIT II Disclosure Letter;

            (vi)  sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, (A) any REIT II Property (or real property that if owned by REIT II or any REIT II Subsidiary on the date of this Agreement would be a REIT II Property) or (B) any other assets, or place or permit any Lien thereupon (other than REIT II Permitted Liens), except (in the case of (A) or (B)) sales, transfers or other such dispositions of personal property that do not exceed $2,000,000 in the aggregate;

           (vii)  incur, create, assume, refinance, replace or prepay any amount of Indebtedness for borrowed money, assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for, any Indebtedness of any other Person (other than a Wholly Owned REIT II Subsidiary), except (1) Indebtedness incurred under REIT II's or any REIT II Subsidiary's existing credit facilities (whether drawn or undrawn as of the date hereof) in the ordinary course of business for working capital purposes in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 7.8), (2) refinancings disclosed in Section 6.2 of the REIT II Disclosure Letter, provided the terms of such refinancings are not materially more onerous than the terms of the Indebtedness being refinanced and each refinancing does not materially increase the aggregate amount of REIT II's Indebtedness as of immediately prior to giving effect to the refinancing, and (3) Indebtedness that does not, in the aggregate, exceed $2,000,000;

          (viii)  make any loans, advances or capital contributions to, or investments (other than short-term investments of working capital in the ordinary course of business) in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), or make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, enter into any "keep well" or other similar arrangement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of the foregoing, other than (A) by REIT II or a Wholly Owned REIT II Subsidiary to a Wholly Owned REIT II Subsidiary and (B) as contractually required by any REIT II Material Contract in effect on the date hereof that has been made available to REIT I, in each case of clauses (A) and (B) in the ordinary course of business;

            (ix)  subject to Section 7.6, waive, release, assign, settle or compromise any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), directly or indirectly, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $250,000 individually or $2,000,000 in the aggregate, (B) do not involve the imposition of any injunctive relief against REIT II or any REIT II Subsidiary, (C) do not provide for any admission of material liability by REIT II or any of the REIT II Subsidiaries, and (D) with respect to any legal Action involving any present, former or purported holder or group of holders of shares of REIT II Common Stock, are in accordance with Section 7.6;

             (x)  fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2018, except as required by a change in GAAP or in applicable Law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

            (xi)  enter into any new line of business;

           (xii)  fail to timely file all material reports and other material documents required to be filed with any Governmental Authority (including the SEC) and other authorities (including the NYSE), subject to extensions permitted by Law or applicable rules or regulations, except to the extent that such failure would not prevent or materially impair the ability of REIT II to consummate the REIT Merger on a timely basis;

          (xiii)  enter into any joint venture, partnership, fund or other similar agreement;

          (xiv)  other than as required by applicable Law and other than as contemplated in the internalization plans agreed by the Parties in connection with the Internalization Agreement: (A) hire or terminate (without cause) any officer, trustee or director of REIT II or any REIT II Subsidiary or promote or appoint any Person to a position of officer, trustee or director of REIT II or any REIT II Subsidiary, other than appointments of new officers who have been hired or promoted by the external adviser or subadviser to REIT II, in the ordinary course consistent with past practice, and who are not directly compensated by REIT II, and other than terminations (without cause) of non-executive employees who have an annual compensation of $300,000 or less, (B) except as required by the existing terms of any REIT II Employee Program, establish, adopt, enter into, terminate or materially amend any REIT II Employee Program, (C) except as required by the existing terms of any REIT II Employee Program, increase in any manner the amount, rate or terms of compensation (including base salary and annual bonus opportunity), perquisites or other benefits payable or to become payable to any trustee, director, officer or employee of REIT II or any of the REIT II Subsidiaries, except for raises given in the ordinary course of business to non-executive employees who have an annual compensation of $200,000 or less, (D) amend or waive any of its rights under, or accelerate the vesting under, any provision of any REIT II Employee Program (or any plan, program, arrangement, practice or agreement that would be a REIT II Employee Program if it were in existence on the date hereof), (E) grant to any current or former trustee, director, officer, employee or consultant of REIT II or any of the REIT II Subsidiaries any right to new severance or termination pay, or increase in severance or termination pay, (F) pay any bonus to any current or former trustee, director, officer, employee or consultant of REIT II or any of the REIT II Subsidiaries other than pursuant to the terms of any existing REIT II Employee Program, (G) grant any new awards under any REIT II Employee Program, (H) amend or modify any outstanding award under any REIT II Employee Program, except as contemplated by Section 3.1(d), or (I) take any action to accelerate the payment, or to fund or in any other way secure the payment, of compensation or benefits under any REIT II Employee Program;

           (xv)  amend or propose to amend (A) the REIT II Governing Documents or the REIT II Partnership Agreement or (B) the organizational documents of any other REIT II Subsidiary;

          (xvi)  adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of REIT II or any REIT II Subsidiary or adopt resolutions providing for or authorizing such merger, liquidation dissolution, consolidation, restructuring, recapitalization or reorganization (other than the REIT Merger);

         (xvii)  amend any term of any outstanding stock or other equity security of (A) REIT II or REIT II Operating Partnership or (B) any other REIT II Subsidiary;

        (xviii)  enter into, renew, materially modify, amend or terminate (other than through expiration in accordance with its terms), or waive, release, compromise or assign any rights or claims under, any REIT II Material Contract (or any contract that, if existing as of the date hereof, would constitute a REIT II Material Contract), REIT II Major Lease, REIT II Management Agreement, REIT II Franchise Agreement or REIT II Ground Lease except (A) as expressly permitted by this Section 6.2, (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which REIT II or any REIT II Subsidiary is a party as required or necessitated by this Agreement or the transactions contemplated hereby, (C) the modification or termination of franchise agreements, hotel management agreements or similar agreements in the ordinary course of business consistent with past practice, or (D) in connection with change orders under a construction contract in effect on the date hereof related to any capital expenditure projects that do not increase the cost of any project by an amount that is material (relative to the costs contemplated by such contract as of the date hereof); provided that, to the extent that the term of any REIT II Material Contract will otherwise expire by its terms during the Interim Period, REIT II may renew such REIT II Material Contract on terms consistent with such existing REIT II Material Contract;

          (xix)  enter into any agreement that would limit or otherwise restrict (or purport to limit or otherwise restrict) REIT II or any of the REIT II Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

           (xx)  make or commit to make any capital expenditures except (A) for tenant improvements in connection with new leases that would not constitute a REIT II Major Lease, (B) as necessary to repair any casualty losses in an amount up to $250,000 individually or $2,000,000 in the aggregate or to the extent such losses are covered by existing insurance, and (C) in the ordinary course of business consistent with past practice that may be made without the approval of the REIT II Board of Directors under REIT II's policies in effect on the date of this Agreement;

          (xxi)  knowingly take any action that would, or knowingly fail to take any action, the failure of which to be taken would, reasonably be expected to cause (A) REIT II to fail to qualify as a REIT, or (B) any REIT II subsidiary to cease to be treated as any of (1) a disregarded entity for U.S. federal income tax purposes or (2) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of the Code, as the case may be;

         (xxii)  enter into or modify in a manner adverse to REIT II or REIT I any Tax Protection Agreement applicable to REIT II or any REIT II Subsidiary, make, change or rescind any material election relating to Taxes (it being understood and agreed that nothing in this Agreement shall preclude REIT II from designating dividends paid by it as "capital gain dividends" within the meaning of Section 857 of the Code), change a material method of Tax accounting, file any federal income Tax Return (except to the extent prepared in a manner in accordance with past practice, except as required by applicable Law) or amend any income Tax Return or any other material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to material Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (A) to the extent required by applicable Law, or (B) to the extent necessary (1) to preserve REIT II's qualification as a REIT under the Code or (2) to qualify or preserve the status of any REIT II subsidiary as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

        (xxiii)  permit any insurance policy naming REIT II or any REIT II Subsidiary or REIT II's officers as a beneficiary or an insured or a loss payable payee, or REIT II's directors and officers liability insurance policy, to be cancelled, terminated or allowed to expire, unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the cancelled, terminated or expired policy;

        (xxiv)  other than as required by applicable Law (including good faith obligations to bargain as required by applicable Law), (A) enter into or amend any Labor Agreement applicable to the employees or independent contractors of REIT II or any REIT II Subsidiary or (B) to the extent REIT II or a REIT II Subsidiary has a contractual right to prevent such actions, suffer or permit any third party that operates or manages any REIT II Property to (1) enter into or amend any Labor Agreement applicable to any employee, independent contractor, consultant, temporary employee, leased employee or other service provider of any third party that manages or operates any REIT II Properties ("REIT II Management Company Employee") or such REIT II Property or (2) voluntarily recognize any labor union or similar organization or otherwise acknowledge the formation of any collective bargaining unit with respect to any REIT II Management Company Employees or such REIT II Property;

          (xxv)  other than as required by the existing terms of any REIT II Employee Program or Labor Agreement in effect on the date hereof, enter into any pension plan or post-retirement benefit plan or arrangement or otherwise take any action that subjects REIT II or any REIT II Subsidiary to material liability for pension or post-retirement benefits;

        (xxvi)  amend or modify the compensation terms or any other obligations of REIT II contained in the engagement letter with REIT II's financial advisor in connection with the REIT Merger or engage other financial advisors in connection with the transactions contemplated by this Agreement; or

       (xxvii)  authorize, or enter into, any contract, agreement, commitment or arrangement to take any of the foregoing actions.

          (c)   Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit REIT II from taking any action, at any time or from time to time, that in the reasonable judgment of the REIT II Board, upon advice of counsel to REIT II, is reasonably necessary (i) for REIT II to avoid or to continue to avoid incurring entity level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the REIT Merger Effective Time or (ii) to establish or maintain any exemption from or otherwise avoid the imposition of any requirement that REIT II or any REIT II Subsidiary be registered as an investment company under the Investment Company Act, including in the case of clause (i) only, making dividend or any other actual, constructive or deemed distribution payments to stockholders of REIT II in accordance with this Agreement or otherwise as permitted pursuant to Section 6.2(b)(ii).

        Section 6.3    No Control of Other Parties' Business.     Nothing contained in this Agreement shall give (a) REIT I, directly or indirectly, the right to control or direct REIT II or any REIT II Subsidiary's operations prior to the REIT Merger Effective Time, or (b) REIT II, directly or indirectly, the right to control or direct REIT I or any REIT I Subsidiary's operations prior to the REIT Merger Effective Time. Prior to the REIT Merger Effective Time, (i) REIT II shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the REIT II Subsidiaries' respective operations and (ii) REIT I shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and the REIT I Subsidiaries' respective operations.

ARTICLE 7
ADDITIONAL COVENANTS

        Section 7.1    Preparation of the Form S-4 and the Joint Proxy Statement; Stockholder Approvals.

          (a)   As promptly as reasonably practicable following the date of this Agreement, (i) REIT I and REIT II shall prepare jointly and cause to be filed with the SEC mutually acceptable preliminary proxy materials, and any amendments or supplements thereto, which shall constitute the joint proxy statement/prospectus relating to the matters to be submitted to the REIT I stockholders at the REIT I Stockholder Meeting and the REIT II stockholders at the REIT II Stockholder Meeting (such joint proxy statement/prospectus, and any amendments or supplements thereto, the "Joint Proxy Statement"), and (ii) REIT II shall prepare (with REIT I's reasonable cooperation) and cause to be filed with the SEC a registration statement on Form S-4 under the Securities Act (the "Form S-4"), which will include the Joint Proxy Statement, to register under the Securities Act the shares of REIT II Class A Common Stock to be issued in the REIT Merger (together, the "Registered Securities"). Each of REIT I and REIT II shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act and (C) keep the Form S-4 effective for so long as necessary to complete the REIT Merger, unless this Agreement is terminated pursuant to Article 9. Each of REIT I and REIT II shall furnish all information concerning itself, its Affiliates and the holders of its capital stock to such other Party and provide such other assistance as may be reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement and shall provide to their and each other's counsel such representations as reasonably necessary to render the opinions required to be filed therewith. The Form S-4 and the Joint Proxy Statement shall include all information reasonably requested by such other Party to be included therein. Each of REIT I and REIT II shall promptly notify the other Party upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or the Joint Proxy Statement, and shall, as promptly as practicable after receipt thereof, provide the other Party with copies of all correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand, and all written comments with respect to the Form S-4 or the Joint Proxy Statement received from the SEC and advise the other Party of any oral comments with respect to the Form S-4 or the Joint Proxy Statement received from the SEC. Each of REIT I and REIT II shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Joint Proxy Statement. Notwithstanding the foregoing, prior to filing the Form S-4 (or any amendment or supplement thereto) with the SEC, mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of REIT I and REIT II, as applicable, shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give due consideration to all reasonable changes provided by the other Party. REIT II shall notify REIT I, promptly after it receives notice thereof, of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification for offering or sale in any jurisdiction of the Registered Securities, and each of REIT I and REIT II shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. REIT II shall also use its reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or "blue sky" Laws and the rules and regulations thereunder in connection with the issuance of the Registered Securities, and REIT I shall furnish all information concerning REIT I and the holders of shares of REIT I Common Stock as may be reasonably requested by REIT II in connection with any such actions.

          (b)   If, at any time prior to the receipt of the REIT I Stockholder Approval or the REIT II Stockholder Approval, any information relating to REIT I or REIT II, as the case may be, or any of their respective Affiliates, should be discovered by REIT I or REIT II which, in the reasonable judgment of REIT I or REIT II, should be set forth in an amendment of, or a supplement to, any of the Form S-4 or the Joint Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and REIT I and REIT II shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Form S-4 or the Joint Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to the respective stockholders of REIT I and REIT II. Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a). For purposes of Section 4.22, Section 5.23, and this Section 7.1, any information concerning or related to REIT I, its Affiliates or the REIT I Stockholders Meeting will be deemed to have been provided by REIT I, and any information concerning or related to REIT II, its Affiliates or the REIT II Stockholders Meeting will be deemed to have been provided by REIT II.

          (c)   As promptly as practicable following the date of this Agreement, REIT I shall, in accordance with applicable Law and the REIT I Governing Documents, establish a record date for, duly call, give notice of, convene and hold the REIT I Stockholders Meeting. REIT I shall use its reasonable best efforts to cause the definitive Joint Proxy Statement to be mailed to REIT I's stockholders entitled to vote at the REIT I Stockholders Meeting and to hold the REIT I Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. REIT I shall, through the REIT I Board, recommend to its stockholders that they give the REIT I Stockholder Approval, include the REIT I Board Recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the REIT I Stockholder Approval, except to the extent that the REIT I Board shall have made a REIT I Adverse Recommendation Change as permitted by Section 7.3(j). Notwithstanding the foregoing provisions of this Section 7.1(c), if and only if, on a date for which the REIT I Stockholders Meeting is scheduled, REIT I has not received proxies representing a sufficient number of shares of REIT I Common Stock to obtain the REIT I Stockholder Approval, whether or not a quorum is present, REIT I shall have the right, after consultation with REIT II, to make one or more successive postponements or adjournments of the REIT I Stockholders Meeting; provided, however, the REIT I Stockholders Meeting may not be postponed or adjourned on the date the REIT I Stockholders Meeting is scheduled if REIT I shall have received proxies in respect of an aggregate number of shares of REIT I Common Stock, which have not been withdrawn, such that the REIT I Stockholder Approval would be obtained at such meeting.

          (d)   As promptly as practicable following the date of this Agreement, REIT II shall, in accordance with applicable Law and the REIT II Governing Documents, establish a record date for, duly call, give notice of, convene and hold the REIT II Stockholders Meeting. REIT II shall use its reasonable best efforts to cause the definitive Joint Proxy Statement to be mailed to REIT II's stockholders entitled to vote at the REIT II Stockholders Meeting and to hold the REIT II Stockholders Meeting as soon as practicable after the Form S-4 is declared effective under the Securities Act. REIT II shall, through the REIT II Board, recommend to its stockholders that they give the REIT II Stockholder Approval, include the REIT II Board Recommendation in the Joint Proxy Statement and solicit and use its reasonable best efforts to obtain the REIT II Stockholder Approval, except to the extent that the REIT II Board shall have made a REIT II Adverse Recommendation Change as permitted by Section 7.3(d). Notwithstanding the foregoing provisions of this Section 7.1(d), if and only if, on a date for which the REIT II Stockholders Meeting is scheduled, REIT II has not received proxies representing a sufficient number of shares of REIT II Common Stock to obtain the REIT II Stockholder Approval, whether or not a quorum is present, REIT II shall have the right, after consultation with REIT I, to make one or more successive postponements or adjournments of the REIT II Stockholders Meeting (provided, however, that the REIT II Stockholders Meeting may not be postponed or adjourned on the date the REIT II Stockholders Meeting is scheduled if REIT II shall have received proxies in respect of an aggregate number of shares of REIT II Common Stock, which have not been withdrawn, such that the REIT II Stockholder Approval would be obtained at such meeting).

        Section 7.2    Access to Information; Confidentiality.

          (a)   During the Interim Period, each of the Parties shall, and shall cause each of their respective subsidiaries to, afford to the other Parties and to their respective Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, Contracts, personnel and records, and during such Interim Period, each of the Parties shall, and shall cause each of their respective subsidiaries to and shall use their reasonable best efforts to cause its Representatives to, furnish reasonably promptly to the other Parties (i) a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws (to the extent not publicly available) and (ii) any other information concerning such Party or its respective subsidiaries, business, properties and personnel (including with respect to any pending or threatened Action) as the other Party may reasonably request. In connection with such reasonable access to information, each of the Parties shall use commercially reasonable efforts to cause its respective Representatives to participate in meetings and telephone conferences with the other Parties and their Representatives prior to the mailing of the Joint Proxy Statement, prior to the REIT I Stockholders Meeting or the REIT II Stockholders Meeting and at such other times as may be reasonably requested. No investigation under this Section 7.2(a) or otherwise shall affect any of the representations and warranties of the Parties contained in this Agreement or any condition to the obligations of the Parties under this Agreement. Notwithstanding the foregoing, none of the Parties shall be required by this Section 7.2(a) to provide the other Parties or their respective Representatives with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice or in accordance with this Agreement (provided, however, that the withholding Party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (B) the disclosure of which would violate any Law or Order applicable to such Party or any of its Representatives (provided, however, that the withholding Party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law, Order or duty), (C) that is subject to any attorney-client, attorney work product or other legal privilege (provided, however, that the withholding Party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege) or (D) for the purpose of allowing Parties or their respective Representatives to collect samples of soil, air, water, groundwater or building materials. The Parties will use their reasonable best efforts to minimize any disruption to the businesses of the other Parties and any of their respective subsidiaries that may result from the requests for access, data and information hereunder.

          (b)   Each Party will hold, and will cause its respective Representatives and Affiliates to hold, any non-public information, including any information exchanged pursuant to this Section 7.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

        Section 7.3    Solicitation of Transactions; Change in Recommendation.

          (a)   Except as expressly permitted by this Section 7.3, during the Interim Period REIT II shall, and shall cause each of the REIT II Subsidiaries to, use its reasonable best efforts to cause any Representatives of REIT II or any of the REIT II Subsidiaries to, (i) immediately cease and cause to be terminated any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Competing Proposal, or any inquiry or proposal that would be reasonably expected to lead to a Competing Proposal, request that any such Person and its Representatives promptly return or destroy all confidential information previously furnished concerning REIT II or any of the REIT II Subsidiaries, and immediately terminate all physical and electronic dataroom access granted to any such Person or its Representatives and (ii) not, directly or indirectly, (A) solicit, initiate, propose or knowingly facilitate or encourage or take any other action for the purpose of facilitating, any inquiry or the making of any proposal or offer which constitutes, or would reasonably be expected to lead to, any Competing Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations, or furnish to any other Person, other than REIT I and its Representatives, non-public information concerning REIT II or any of the REIT II Subsidiaries, in each case in connection with or for the purpose of encouraging or facilitating a Competing Proposal or any proposal or offer that would reasonably be expected to lead to a Competing Proposal, (C) approve, recommend, publicly declare advisable or enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle, share exchange agreement, consolidation agreement, option agreement, joint venture agreement, partnership agreement or other agreement with respect to a Competing Proposal (other than an Acceptable Confidentiality Agreement) (each, an "Acquisition Agreement") or requiring or having the effect of requiring REIT II to abandon, terminate or breach its obligations hereunder or fail to consummate the REIT Merger, (D) take any action to make the provisions of any Takeover Statute inapplicable to any transaction contemplated by a Competing Proposal, or (E) agree to or propose publicly to do any of the foregoing. It is agreed that any violation of the restrictions set forth in this Section 7.3(a) by any Representative of REIT II or any REIT II Subsidiary shall be deemed to be a breach of this Section 7.3(a) by REIT II.

          (b)   Notwithstanding anything to the contrary contained in this Section 7.3, if at any time on or after the date of this Agreement and prior to obtaining the REIT II Stockholder Approval, REIT II or any of the REIT II Subsidiaries or their respective Representatives receives an unsolicited written Competing Proposal from any Person or group of Persons that the REIT II Special Committee determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes or is reasonably likely to lead to a Superior Proposal, which Competing Proposal was made in circumstances not otherwise involving a breach of this Agreement, REIT II may or may cause its Representatives to, in response to such Competing Proposal, and subject to compliance with this Section 7.3(b), (A) contact such Person or group of Persons to clarify the terms and conditions thereof, (B) furnish, pursuant to an Acceptable Confidentiality Agreement (a copy of which REIT II shall promptly (and in any event, within twenty-four (24) hours) provide to REIT I following the execution thereof), information (including non-public information) with respect to REIT II and the REIT II Subsidiaries to the Person or group of Persons who has made such Competing Proposal; provided that REIT II shall prior to or concurrently with the time such information is provided to such Person or group of Persons provide to REIT I any non-public information concerning REIT II or any of the REIT II Subsidiaries that is provided to any Person given such access which was not previously provided to REIT I or its Representatives, and (C) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal regarding such Competing Proposal. It is agreed that any violation of the restrictions set forth in this Section 7.3(b) by any Representative of REIT II or any of the REIT II Subsidiaries shall be deemed to be a breach of this Section 7.3(b) by REIT II.

          (c)   REIT II shall promptly, and in any event no later than twenty-four (24) hours after receipt of any Competing Proposal or request for non-public information in connection therewith, as applicable, (i) advise REIT I in writing of the receipt of such Competing Proposal and any request for confidential information in connection with such Competing Proposal, the material terms and conditions of such Competing Proposal or request for confidential information and the identity of the Person or group of Persons making such Competing Proposal or request for confidential information, (ii) keep REIT I promptly informed of all material changes to the status, terms or conditions of any Competing Proposal (it being understood that a change or modification to any financial term or condition of any Competing Proposal shall be deemed to be a material change), and (iii) provide REIT I with (x) an unredacted copy of any such Competing Proposal made in writing (including any financing commitments relating thereto, which shall include any fee letters (it being understood that any such fee letter may be redacted to omit the numerical amounts provided therein)) and (y) a written summary of the material terms of any Competing Proposal not made in writing (including any financing commitments relating thereto, which shall include any fee letters (it being understood that any such fee letter may be redacted to omit the numerical amounts provided therein)). REIT II agrees that it and the REIT II Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits it or a REIT II Subsidiary from providing any information required to be provided to REIT I in accordance with this Section 7.3(c) within the time periods contemplated hereby.

          (d)   Except as expressly permitted by this Section 7.3(d), neither the REIT II Board nor any committee thereof shall (i)(A) fail to recommend to its stockholders that the REIT II Stockholder Approval be given or fail to include the REIT II Board Recommendation in the Joint Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, the REIT II Board Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer (other than a recommendation to reject such offer or a temporary "stop, look and listen" communication by the REIT II Board pursuant to Rule 14d-9(f) of the Exchange Act), (D) adopt, endorse, approve or recommend, or publicly propose to adopt, endorse, approve or recommend, to the stockholders of REIT II a Competing Proposal, or (E) fail to make or reaffirm the REIT II Board Recommendation within five (5) Business Days following REIT I's written request to do so following REIT II's or its Representatives' receipt of a Competing Proposal or any material change thereto (actions described in this clause (i) being referred to as a "REIT II Adverse Recommendation Change") or (ii) authorize, cause or permit REIT II or any of the REIT II Subsidiaries to enter into any Acquisition Agreement. Notwithstanding anything to the contrary herein, prior to the time the REIT II Stockholder Approval is obtained, the REIT II Board or any duly constituted and authorized committee thereof may make (but in each case, subject to compliance with this Section 7.3(d) and Sections 7.3(a)-(c)) a REIT II Adverse Recommendation Change and/or cause REIT II to terminate this Agreement pursuant to Section 9.1(d)(ii) and to enter into a definitive Acquisition Agreement that constitutes a Superior Proposal, if and only if (I) a written Competing Proposal that was not solicited in violation of this Section 7.3 is made to REIT II by a third party and such Competing Proposal is not withdrawn, and (II) prior to taking such action, the REIT II Special Committee has determined in good faith (x) after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the duties of the directors of the REIT II Special Committee under applicable Maryland Law and (y) after consultation with its outside legal counsel and outside financial advisors, that such Competing Proposal constitutes a Superior Proposal; provided, however, that in connection with any such Competing Proposal (1) REIT II has given REIT I at least five (5) Business Days' prior written notice of its intention to take such action (which notice shall include the information with respect to such Superior Proposal that is specified in Section 7.3(c) as well as a copy of any proposal, agreement and all material documentation providing for such Superior Proposal), (2) REIT II and REIT I have negotiated, and have caused their respective Representatives to negotiate, in good faith with the other Party and its Representatives, to the extent the other Party wishes to negotiate, during such notice period to enable the other Party to propose in writing revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the REIT II Special Committee shall have considered in good faith any proposed revisions to this Agreement proposed in writing by REIT I and shall have determined that, after consultation with the REIT II Special Committee's outside financial advisors and outside legal counsel, the Competing Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect and (4) in the event of any change to the material terms of such Superior Proposal, REIT II shall, in each case, have delivered to REIT I an additional notice consistent with that described in subclause (1) above and the notice period shall have recommenced, except that the notice period shall be at least two (2) Business Days.

          (e)   Except to the extent expressly provided in this Section 7.3, nothing in this Section 7.3 shall prohibit the REIT II Board from: (i) taking and disclosing to the stockholders of REIT II a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law or (ii) making any "stop, look and listen" communication to the stockholders of REIT II pursuant to Rule 14d-9(f) promulgated under the Exchange Act, in either case, if the REIT II Special Committee has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the duties of the directors of the REIT II Special Committee under applicable Maryland Law; provided that any disclosure (other than those made pursuant to clause (ii) of this Section 7.3(e)) permitted under this Section 7.3(e) that is not an express rejection of any applicable Competing Proposal or an express reaffirmation of the REIT II Board Recommendation shall be deemed a REIT II Adverse Recommendation Change;

  and provided, further, that the REIT II Board shall not, except as expressly permitted by Section 7.3(d), effect a REIT II Adverse Recommendation Change.

          (f)    Notwithstanding anything to the contrary contained in this Agreement, during the period commencing at 12:01 a.m., Eastern Time, on October 23, 2019 and continuing until 11:59 p.m., Eastern time, on November 22, 2019 (the "Solicitation Period End Date" and such period, the "Go-Shop Period"), REIT I, acting directly or indirectly through any of its Representatives (acting at the direction of REIT I Special Committee) or controlled Affiliates of REIT I or any REIT I Subsidiary, shall have the right to directly or indirectly (i) solicit, initiate, propose, facilitate, encourage and take any other action for the purpose of facilitating, encouraging or cooperating with any inquiry or the making of any proposal or offer which constitutes, or would reasonably be expected to lead to, any Competing Proposal; (ii) engage in, continue and otherwise participate in any discussions and negotiations, and furnish to any other Person non-public information concerning REIT I or any of the REIT I Subsidiaries (provided, however, that such furnishing shall be pursuant to an Acceptable Confidentiality Agreement and that a copy of the Acceptable Confidentiality Agreement and any such furnished non-public information shall, to the extent not previously provided to REIT II or its Representatives, be provided thereto prior to or substantially concurrently (or in any event, within twenty-four (24) hours) with the time such agreement is executed or such information is furnished to any Person given such access), in connection with or for the purpose of encouraging or facilitating a Competing Proposal or any proposal or offer that would reasonably be expected to lead to a Competing Proposal; (iii) subject to and only in compliance with Section 7.3(j), enter into an Acquisition Agreement with respect to a Competing Proposal; (iv) grant a waiver under any standstill, confidentiality or similar agreement entered into by REIT I to the extent necessary to allow the other party thereto to submit any Competing Proposal or inquire, propose or make an offer that may lead to a Competing Proposal in compliance with this Section 7.3; and (v) disclose to the stockholders of REIT I any information required to be disclosed under applicable Law (provided, however, that any disclosure (other than those made pursuant to clause (ii) of Section 7.3(k)) permitted under clause (v) of this Section 7.3(f) that is not an express rejection of any applicable Competing Proposal or an express reaffirmation of the REIT I Board Recommendation shall be deemed a REIT I Adverse Recommendation Change; and provided, further, that the REIT I Board shall not, except as expressly permitted by Section 7.3(j), effect a REIT I Adverse Recommendation Change). No later than two (2) Business Days after the conclusion of the Go-Shop Period, REIT I shall notify REIT II in writing of the identity of each Exempted Person from whom any of REIT I, the REIT I Subsidiaries or their respective Representatives received a written Competing Proposal during the Go-Shop Period, which notice shall include copies of drafts of proposed agreements, term sheets or letters of intent related thereto provided to any of REIT I, the REIT I Subsidiaries or their respective Representatives and a summary of all material terms of such Competing Proposals that were not made in writing. For the avoidance of doubt, from the Solicitation Period End Date through the end of the Interim Period, REIT I, the REIT I Subsidiaries and its and their respective Representatives may continue to take any of the actions expressly listed in this Section 7.3(f) with respect to any proposal or offer regarding a Competing Proposal submitted by an Exempted Person on or before the Solicitation Period End Date or with respect to any amended or modified proposal or offer with respect to any such Competing Proposal submitted by an Exempted Person after the Solicitation Period End Date if the REIT I Special Committee has determined in good faith, after consultation with its legal and financial advisors, that such Competing Proposal (as may be amended and modified) constitutes, or would be reasonably expected to lead to, a Superior Proposal.

          (g)   Except as expressly permitted by this Section 7.3, from the Solicitation Period End Date through the end of the Interim Period, REIT I shall, and shall cause each of the REIT I Subsidiaries to, use its reasonable best efforts to cause any Representatives of REIT I or any of the REIT I Subsidiaries to, in each case except with respect to an Exempted Person (for so long as such Person or group remains an Exempted Person), (i) immediately cease and cause to be terminated any solicitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Competing Proposal, or any inquiry or proposal that would be reasonably expected to lead to a Competing Proposal, request that any such Person and its Representatives promptly return or destroy all confidential information previously furnished concerning REIT I or any of the REIT I Subsidiaries, and immediately terminate all physical and electronic dataroom access granted to any such Person or its Representatives, and (ii) not, directly or indirectly, (A) solicit, initiate, propose or knowingly facilitate or encourage or take any other action for the purpose of facilitating, any inquiry or the making of any proposal or offer which constitutes, or would reasonably be expected to lead to, any Competing Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations, or furnish to any other Person, other than REIT II and its Representatives, non-public information concerning REIT I or any of the REIT I Subsidiaries, in each case in connection with or for the purpose of encouraging or facilitating, a Competing Proposal or any proposal or offer that would reasonably be expected to lead to a Competing Proposal, (C) except in compliance with Section 7.3(j), approve, recommend, publicly declare advisable or enter into any Acquisition Agreement or requiring or having the effect of requiring REIT I to abandon, terminate or breach its obligations hereunder or fail to consummate the REIT Merger, (D) except in compliance with Section 7.3(j), take any action to make the provisions of any Takeover Statute inapplicable to any transaction contemplated by a Competing Proposal, or (E) agree to or propose publicly to do any of the foregoing. It is agreed that any violation of the restrictions set forth in this Section 7.3(g) by any Representative of REIT I or any REIT I Subsidiary shall be deemed to be a breach of this Section 7.3(g) by REIT I.

          (h)   Notwithstanding anything to the contrary contained in this Section 7.3, if at any time on or after the Solicitation Period End Date and prior to obtaining the REIT I Stockholder Approval, REIT I or any of the REIT I Subsidiaries or their respective Representatives receives a written Competing Proposal from any Person or group of Persons (including an Exempted Person), which Competing Proposal was made on or after the Solicitation Period End Date, that the REIT I Special Committee determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes or is reasonably likely to lead to a Superior Proposal, and which Competing Proposal was made in circumstances not otherwise involving a breach of this Agreement, REIT I may or may cause its Representatives to, in response to such Competing Proposal, and subject to compliance with this Section 7.3(h), (A) contact such Person or group of Persons to clarify the terms and conditions thereof, (B) furnish, pursuant to an Acceptable Confidentiality Agreement (a copy of which REIT I shall promptly (and in any event, within twenty-four (24) hours) provide to REIT II following the execution thereof), information (including non-public information) with respect to REIT I and the REIT I Subsidiaries to the Person or group of Persons who has made such Competing Proposal; provided that REIT I shall prior to or concurrently with the time such information is provided to such Person or group of Persons provide to REIT II any non-public information concerning REIT I or any of the REIT I Subsidiaries that is provided to any Person given such access which was not previously provided to REIT II or its Representatives, and (C) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Competing Proposal regarding such Competing Proposal. It is agreed that any violation of the restrictions set forth in this Section 7.3(h) by any Representative of REIT I or any of the REIT I Subsidiaries shall be deemed to be a breach of this Section 7.3(h) by REIT I.

          (i)    Following the conclusion of the Go-Shop Period, REIT I shall promptly, and in any event no later than twenty-four (24) hours after receipt of any Competing Proposal or request for non-public information in connection therewith (other than any such request from an Exempted Person (for so long as such Person or group remains an Exempted Person), as applicable,

  (i) advise REIT II in writing of the receipt of such Competing Proposal and any request for confidential information in connection with such Competing Proposal (other than any such request from an Exempted Person (for so long as such Person or group remains an Exempted Person), the material terms and conditions of such Competing Proposal or request for confidential information and the identity of the Person or group of Persons making such Competing Proposal or request for confidential information, (ii) keep REIT II promptly informed of all material changes to the status, terms or conditions of any Competing Proposal (it being understood that a change or modification to any financial term or condition of any Competing Proposal shall be deemed to be a material change), and (iii) provide REIT II with (x) an unredacted copy of any such Competing Proposal made in writing (including any financing commitments relating thereto, which shall include any fee letters (it being understood that any such fee letter may be redacted to omit the numerical amounts provided therein)) and (y) a written summary of the material terms of any Competing Proposal not made in writing (including any financing commitments relating thereto, which shall include any fee letters (it being understood that any such fee letter may be redacted to omit the numerical amounts provided therein)). REIT I agrees that it and the REIT I Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits it or a REIT I Subsidiary from providing any information required to be provided to REIT II in accordance with this Section 7.3(i) within the time periods contemplated hereby.

          (j)    Except as expressly permitted by this Section 7.3(j), neither the REIT I Board nor any committee thereof shall (i)(A) fail to recommend to its stockholders that the REIT I Stockholder Approval be given or fail to include the REIT I Board Recommendation in the Joint Proxy Statement, (B) change, qualify, withhold, withdraw or modify, or publicly propose to change, qualify, withhold, withdraw or modify, the REIT I Board Recommendation, (C) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation to reject such offer or a temporary "stop, look and listen" communication by the REIT I Board pursuant to Rule 14d-9(f) of the Exchange Act, (D) adopt, endorse, approve or recommend, or publicly propose to adopt, endorse, approve or recommend, to the stockholders of REIT I a Competing Proposal, or (E) fail to make or reaffirm the REIT I Board Recommendation within five (5) Business Days following REIT II's written request to do so following REIT I's or its Representatives' receipt of a Competing Proposal or any material change thereto (actions described in this clause (i) being referred to as a "REIT I Adverse Recommendation Change") or (ii) authorize, cause or permit REIT I or any of the REIT I Subsidiaries to enter into any Acquisition Agreement. Notwithstanding anything to the contrary herein, prior to the time the REIT I Stockholder Approval is obtained, the REIT I Board or any duly constituted and authorized committee thereof may make (but in each case, subject to compliance with this Section 7.3(j) and Sections 7.3(f) -(i)) a REIT I Adverse Recommendation Change and/or cause REIT I to terminate this Agreement pursuant to Section 9.1(c)(ii) and to enter into a definitive Acquisition Agreement that constitutes a Superior Proposal, if and only if (I) a written Competing Proposal that was not solicited in violation of this Section 7.3 is made to REIT I by a third party and such Competing Proposal is not withdrawn, and (II) prior to taking such action, the REIT I Special Committee has determined in good faith (x) after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the duties of the directors of the REIT I Special Committee under applicable Maryland Law and (y) after consultation with its outside legal counsel and outside financial advisors, that such Competing Proposal constitutes a Superior Proposal; provided, however, that in connection with any such Competing Proposal (1) REIT I has given REIT II at least five (5) Business Days' prior written notice of its intention to take such action (which notice shall include the information with respect to such Superior Proposal that is specified in Section 7.3(i) as well as a copy of any proposal, agreement and all material documentation providing for such Superior Proposal), (2) REIT II and REIT I have negotiated, and have caused their respective Representatives to negotiate, in good faith with the other Party and its Representatives, to the extent the other Party wishes to negotiate, during such notice period to enable the other Party to propose in writing revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (3) following the end of such notice period, the REIT I Special Committee shall have considered in good faith any proposed revisions to this Agreement proposed in writing by REIT II and shall have determined that, after consultation with the REIT I Special Committee's outside financial advisors and outside legal counsel, the Competing Proposal would continue to constitute a Superior Proposal if such revisions were to be given effect and (4) in the event of any change to the material terms of such Superior Proposal, REIT I shall, in each case, have delivered to REIT II an additional notice consistent with that described in subclause (1) above and the notice period shall have recommenced, except that the notice period shall be at least two (2) Business Days.

          (k)   Except to the extent expressly provided in this Section 7.3, nothing in this Section 7.3 shall prohibit the REIT I Board from: (i) taking and disclosing to the stockholders of REIT I, a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, if failure to do so would violate applicable Law or (ii) making any "stop, look and listen" communication to the stockholders of REIT I pursuant to Rule 14d-9(f) promulgated under the Exchange Act, in either case, if the REIT I Special Committee has determined in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the duties of the directors of the REIT I Special Committee under applicable Maryland Law; provided that any disclosure (other than those made pursuant to clause (ii) of this Section 7.3(k)) permitted under this Section 7.3(k) that is not an express rejection of any applicable Competing Proposal or an express reaffirmation of the REIT I Board Recommendation shall be deemed a REIT I Adverse Recommendation Change; and provided, further, that the REIT I Board shall not, except as expressly permitted by Section 7.3(j), effect a REIT I Adverse Recommendation Change.

          (l)    For purposes of this Agreement:

              (i)  "Competing Proposal" means, (A) with respect to REIT I, any proposal or offer, whether in one transaction or a series of related transactions, relating to any (1) merger, consolidation, share exchange, business combination or similar transaction involving REIT I or any REIT I Subsidiary that would constitute a "significant subsidiary" (as defined in Rule 1-02 of Regulation S-X), (2) sale, lease, exchange, mortgage, pledge, transfer or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of REIT I or any of the REIT I Subsidiaries representing twenty percent (20%) or more of the consolidated assets of REIT I and the REIT I Subsidiaries, taken as a whole, excluding any bona fide financing transactions which do not, individually or in the aggregate, have as a purpose or effect the sale or transfer of control of such assets, (3) issue, sale or other disposition by REIT I or any of the REIT I Subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the voting power of REIT I and the REIT I Subsidiaries, (4) tender offer or exchange offer in which any Person or "group" (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the voting power in the election of directors exercisable by the holders of outstanding shares of REIT I Common Stock, (5) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to REIT I in which a third party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of REIT I Common Stock, or (6) transaction that is similar in form, substance or purpose to any of the foregoing transactions and (B) with respect to REIT II, any proposal or offer, whether in one transaction or a series of related transactions, relating to any (1) merger, consolidation, share exchange, business combination or similar transaction involving REIT II or any REIT II Subsidiary that would constitute a "significant subsidiary" (as defined in Rule 1-02 of Regulation S-X), (2) sale, lease, exchange, mortgage, pledge, transfer or other disposition, by merger, consolidation, share exchange, business combination or any similar transaction, of any assets of REIT II or any of the REIT II Subsidiaries representing twenty percent (20%) or more of the consolidated assets of REIT II and the REIT II Subsidiaries, taken as a whole, excluding any bona fide financing transaction which do not, individually or in the aggregate, have as a purpose or effect the sale or transfer of control of such assets, (3) issue, sale or other disposition by REIT II or any of the REIT II Subsidiaries of (including by way of merger, consolidation, share exchange, business combination or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into, such securities) representing twenty percent (20%) or more of the voting power of REIT II and the REIT II Subsidiaries, (4) tender offer or exchange offer in which any Person or "group" (as such term is defined under the Exchange Act) shall acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act), or the right to acquire beneficial ownership, of twenty percent (20%) or more of the voting power in the election of directors exercisable by the holders of outstanding shares of REIT II Common Stock, (5) recapitalization, restructuring, liquidation, dissolution or other similar type of transaction with respect to REIT II in which a third party shall acquire beneficial ownership of twenty percent (20%) or more of the outstanding shares of REIT II Common Stock, or (6) transaction that is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term "Competing Proposal" shall not include (i) the REIT Merger or any of the other transactions contemplated by this Agreement, (ii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among REIT I and one or more of the REIT I Subsidiaries or solely among the REIT I Subsidiaries or (iii) any merger, consolidation, business combination, reorganization, recapitalization or similar transaction solely among REIT II and one or more of the REIT II Subsidiaries or solely among the REIT II Subsidiaries.

             (ii)  "Superior Proposal" means, (A) with respect to REIT I, a bona fide written Competing Proposal made by a third party (except for purposes of this definition, the references in the definition of "Competing Proposal" to "twenty percent (20%)" shall be replaced with "fifty percent (50%)") which the REIT I Special Committee determines in its good faith judgment (after consultation with its legal and financial advisors and after taking into account (1) all of the terms and conditions of the Competing Proposal and this Agreement (as it may be proposed to be amended by REIT II) and (2) the feasibility and certainty of consummation of such Competing Proposal on the terms proposed (taking into account all legal, financial, regulatory and other aspects of such Competing Proposal and conditions to consummation thereof)) to be more favorable from a financial point of view to the stockholders of REIT I than the REIT Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by REIT II) and (B) with respect to REIT II, a bona fide written Competing Proposal made by a third party (except for purposes of this definition, the references in the definition of "Competing Proposal" to "twenty percent (20%)" shall be replaced with "fifty percent (50%)") which the REIT II Special Committee determines in its good faith judgment (after consultation with its legal and financial advisors and after taking into account (1) all of the terms and conditions of the Competing Proposal and this Agreement (as it may be proposed to be amended by REIT I) and (2) the feasibility and certainty of consummation of such Competing Proposal on the terms proposed (taking into account all legal, financial, regulatory and other aspects of such Competing Proposal and conditions to consummation thereof)) to be more favorable from a financial point of view to the stockholders of REIT II than the REIT Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by REIT I).

            (iii)  "Exempted Person" means any Person or group of Persons who has submitted a bona fide written Competing Proposal to REIT I prior to the Solicitation Period End Date that has not been withdrawn and that the REIT I Special Committee determines in good faith, after consultation with its financial advisors and outside legal counsel, no later than the second (2nd) Business Day after the Solicitation Period End Date constitutes, or would be reasonably expected to lead to, a Superior Proposal; provided that an Exempted Person shall cease to be an Exempted Person for all purposes under this Agreement if after the Solicitation Period End Time (A) the negotiations between REIT I and such Exempted Person with respect to the Competing Proposal that resulted in such Exempted Person becoming an Exempted Person shall have been terminated, (B) the Competing Proposal submitted by such Exempted Person prior to the Solicitation Period End Time is withdrawn, terminated or modified in a manner such that, in the REIT I Special Committee's good faith determination, after consultation with its financial advisors and outside legal counsel, such Competing Proposal (as modified) no longer constitutes, or no longer would reasonably be expected to lead to, a Superior Proposal, (C) the natural Person(s) or entity(ies) comprising such Exempted Person immediately prior to the conclusion of the Go-Shop Period cease, at any time prior to the termination of this Agreement in accordance with Section 9.1, to constitute at least fifty percent (50%) of the equity financing for such Competing Proposal, or (D) such Exempted Person otherwise ceases to be actively pursuing efforts to acquire REIT I.

        Section 7.4    Public Announcements.     So long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the other Parties' consent (which consent shall not be unreasonably withheld, delayed or conditioned); provided, however, that a Party may, without the other Parties' consent, issue a press release or make a public statement or filing as may be required by Law or Order if it is not possible to consult with the other Party before making such public statement with respect to this Agreement or any of the transactions contemplated by this Agreement.

        Section 7.5    Appropriate Action; Consents; Filings.

          (a)   Upon the terms and subject to the conditions set forth in this Agreement, REIT I and REIT II shall, and shall cause the REIT I Subsidiaries and the REIT II Subsidiaries, respectively, and their respective Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Party in doing, all things necessary, proper or advisable under applicable Law or pursuant to any Contract to consummate and make effective, as promptly as practicable, the REIT Merger and the other transactions contemplated by this Agreement, including (i) taking all actions necessary to cause the conditions to the Closing set forth in Article 8 to be satisfied, (ii) preparing and filing any applications, notices, registrations and requests as may be required or advisable to be filed with or submitted to any Governmental Authority in order to consummate the transactions contemplated by this Agreement, (iii) obtaining all necessary or advisable actions or nonactions, waivers, consents and approvals from Governmental Authorities or other Persons necessary in connection with the consummation of the REIT Merger and the other transactions contemplated by this Agreement and the making of all necessary or advisable registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary or advisable to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the REIT Merger and the other transactions contemplated by this Agreement, (iv) subject to Section 7.6(c), defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the REIT Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed, the avoidance of each and every impediment under any antitrust, merger control, competition or trade regulation Law that may be asserted by any Governmental Authority with respect to the REIT Merger, so as to enable the Closing to occur as soon as reasonably possible, (v) executing and delivering any additional instruments necessary or advisable to consummate the REIT Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement and (vi) if any Takeover Statute is or becomes applicable to the REIT Merger or any of the other transactions contemplated by this Agreement, taking all action necessary so that the REIT Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise eliminating or minimizing the effect of such Takeover Statute on the REIT Merger and the other transactions contemplated by this Agreement; provided that neither Party will have any obligation (A) to propose, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, the sale, divestiture or other disposition of any assets or businesses of such Party, any of its subsidiaries (including subsidiaries of REIT II after the Closing) or their Affiliates or (B) otherwise to take or commit to take any actions that would limit the freedom of such Party, its subsidiaries (including subsidiaries of REIT II after the Closing) or their Affiliates with respect to, or their ability to retain, one or more of their businesses, product lines or assets.

          (b)   In connection with and without limiting the foregoing Section 7.5(a), each of the Parties shall give (or shall cause their respective Affiliates to give) any notices to third parties, and each of the Parties shall use, and cause each of their respective Affiliates to use, its reasonable best efforts to obtain any third-party consents that are necessary, proper or advisable to consummate the REIT Merger and the other transactions contemplated by this Agreement. Each of the Parties will, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other Parties may request in connection with the preparation of any required applications, notices, registrations and requests as may be required or advisable to be filed with any Governmental Authority and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Parties of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between any Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable, the Parties or their Representatives shall have the right to review in advance, and each of the Parties will consult the others on, all the information relating to the other Parties and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the REIT Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. To the extent reasonably practicable, neither Party shall, nor shall they permit their respective Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

          (c)   REIT II shall cause Merger Sub and the Surviving Entity (before and after the REIT Merger Effective Time, as applicable) to perform their respective obligations under this Agreement.

        Section 7.6    Notification of Certain Matters; Transaction Litigation.

          (a)   REIT I and its Representatives shall give prompt notice to REIT II, and REIT II and its Representatives shall give prompt notice to REIT I, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the REIT Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the REIT Merger or the other transactions contemplated by this Agreement.

          (b)   REIT I and its Representatives shall give prompt notice to REIT II, and REIT II and its Representatives shall give prompt notice to REIT I, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Notwithstanding anything to the contrary in this Agreement, the failure by REIT I, REIT II or their respective Representatives to provide such prompt notice under this Section 7.6(b) shall not constitute a breach of covenant for purposes of Section 8.2(b), Section 8.3(b), Section 9.1(c)(i), or Section 9.1(d)(i).

          (c)   REIT I and its Representatives shall give prompt notice to REIT II, and REIT II and its Representatives shall give prompt notice to REIT I, of any Action commenced or, to such Party's Knowledge, threatened against, relating to or involving such Party or any REIT I Subsidiary or REIT II Subsidiary, respectively, or any of their respective directors, officers or partners that relates to this Agreement, the REIT Merger or the other transactions contemplated by this Agreement. In the event that any Action related to this Agreement, the REIT Merger or the other transactions contemplated by this Agreement is brought against REIT I, on the one hand, or REIT II, on the other hand, or any of their respective Representatives and/or Affiliates by security holders of such Party, then the defending Party shall (i) promptly notify the other Party of such litigation and keep such other Party informed on a current basis with respect to the status thereof and (ii) give such Party the opportunity to participate, subject to a customary joint defense agreement, in the defense and settlement of any such litigation against the defendant Party, its Representatives and/or Affiliates by security holders of such defending Party, and no settlement thereof shall be agreed to without the other Party's written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

        Section 7.7    Indemnification; Directors' and Officers' Insurance.

          (a)   Without limiting or being limited by the provisions of Section 7.7(b) and to the extent permitted by applicable Law, during the period commencing as of the REIT Merger Effective Time and ending on the sixth (6th) anniversary of the REIT Merger Effective Time, REIT II shall, or shall cause the Surviving Entity to: (i) indemnify, defend and hold harmless each individual (including current or former directors, officers, partners, managers, members, trustees, agents and fiduciaries acting in such capacity) covered by indemnification (the "Indemnified Parties") under (A) the REIT I Governing Documents or, if applicable, similar organizational documents of any REIT I Subsidiary or (B) the indemnification agreements of REIT I or the REIT I Subsidiaries set forth in Section 7.7 of the REIT I Disclosure Letter (collectively, the "Indemnification Agreements") against and from any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Action to the extent such Action arises out of or pertains to (x) any action or omission or alleged action or omission in such Indemnified Party's capacity as a manager, director, officer, partner, member, trustee, employee or agent of REIT I or any of the REIT I Subsidiaries, or (y) this Agreement or any of the transactions contemplated by this Agreement, including the REIT Merger; and (ii) pay in advance of the final disposition of any such Action the expenses (including attorneys' fees and any expenses incurred by any Indemnified Party in connection with enforcing any rights with respect to indemnification) of any Indemnified Party without the requirement of any bond or other security, in each case to the fullest extent permitted by Law, but subject to REIT II's or the Surviving Entity's receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified. Notwithstanding anything to the contrary set forth in this Agreement, REIT II or the Surviving Entity, as applicable, (i) shall not settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, action, suit or proceeding against or investigation of any Indemnified Party for which indemnification may be sought under this Section 7.7(a) without the Indemnified Party's prior written consent (which consent may not be unreasonably withheld, delayed or conditioned) unless such settlement, compromise, consent or termination includes an unconditional release of such Indemnified Party from all liability arising out of such claim, action, suit, proceeding or investigation, (ii) shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned) and (iii) shall not have any obligation hereunder to any Indemnified Party to the extent that a court of competent jurisdiction shall determine in a final and non-appealable order that such indemnification is prohibited by applicable Law, in which case the Indemnified Party shall promptly refund to REIT II or the Surviving Entity the amount of all such expenses theretofore advanced pursuant hereto.

          (b)   Without limiting the foregoing and to the extent permitted by applicable Law, each of REIT II and the Surviving Entity agrees that, during the period commencing as of the REIT Merger Effective Time and ending on the sixth (6th) anniversary of the REIT Merger Effective Time, all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the REIT Merger Effective Time, whether asserted or claimed prior to, at or after the REIT Merger Effective Time, existing in favor of the Indemnified Parties as currently provided in (i) the REIT I Governing Documents or, if applicable, similar organizational documents of any REIT I Subsidiary and (ii) the Indemnification Agreements shall survive the REIT Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years following the REIT Merger Effective Time, the organizational documents of the Surviving Entity and the organizational documents of any applicable REIT I Subsidiary shall contain substantially similar (and in any case, not less favorable) provisions with respect to indemnification, advancement of expenses and limitations on liability of directors and officers as set forth in such documents as of immediately prior to the REIT Merger Effective Time.

          (c)   For a period of six (6) years after the REIT Merger Effective Time, REIT II shall cause the Surviving Entity to maintain in effect REIT I's current directors' and officers' liability insurance covering each Person currently covered by REIT I's directors' and officers' liability insurance policy for service, acts or omissions occurring prior to and through the REIT Merger Effective Time, including the transactions contemplated by this Agreement; provided that in lieu of such obligation, (i) the Surviving Entity may substitute therefor policies of an insurance company with the same or better rating as REIT I's current insurance carrier, the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than REIT I's existing policies as of the date hereof, or (ii) in consultation with REIT II, REIT I may obtain extended reporting period coverage under REIT I's existing insurance programs (to be effective as of the REIT Merger Effective Time) for a period of six (6) years after the REIT Merger Effective Time for a cost not in excess of three (3) times the current annual premiums for such insurance; and provided, further, that in no event shall the Surviving Entity be required to pay annual premiums for insurance under this Section 7.7(c) in excess of 300% of the most recent annual premiums paid by REIT I for such purpose, it being understood that if the annual premiums of such insurance coverage exceed such amount, the Surviving Entity shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

          (d)   If REIT II or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving corporation, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of REIT II or the Surviving Entity, as applicable, assume the obligations set forth in this Section 7.7.

          (e)   REIT II shall cause the Surviving Entity to pay all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Party in enforcing the obligations provided in this Section 7.7.

          (f)    The provisions of this Section 7.7 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended third-party beneficiaries of this Section 7.7), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of REIT I, REIT II and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including such successors, assigns and heirs) affected thereby. The exculpation, advancement of expenses and indemnification provided for by this Section 7.7 shall not be deemed to be exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to applicable Law, Contract or otherwise.

        Section 7.8    Dividends.

          (a)   During the Interim Period, neither REIT I nor REIT II shall make, declare or set aside any dividend or other distribution to its respective stockholders without the prior written consent of the other Party; provided, however, that the written consent of the other Party shall not be required for the authorization and payment of quarterly distributions in the ordinary course of business at a rate not in excess of the regular quarterly cash dividend most recently declared prior to the date of this Agreement with respect to each of the shares of REIT I Common Stock and shares of REIT II Common Stock, respectively (each, a "Quarterly Dividend"); it being agreed that the timing of any such Quarterly Dividends will be coordinated so that, if either the holders of shares of REIT I Common Stock or the holders of shares of REIT II Common Stock receives a distribution for a particular quarter prior to the Closing Date, then the holders of shares of REIT II Common Stock and the holders of shares of REIT I Common Stock, respectively, shall receive a distribution for such quarter prior to the Closing Date; provided, further that the record and payment dates for REIT I and REIT II's Quarterly Dividends pursuant to this Section 7.8 shall be the same as the other Party's record and payment dates, which shall be consistent with REIT I's historical record dates and payment dates unless otherwise agreed between the Parties, in order to ensure that the stockholders of REIT I and the stockholders of REIT II receive the same number of such dividends prior to the REIT Merger Effective Time.

          (b)   In the event that the Closing Date is expected to occur prior to the end of the then-current dividend period of REIT I or REIT II, as the case may be, then each of REIT I and REIT II shall declare and pay a dividend to the holders of shares of REIT I Common Stock and the holders of shares of REIT II Common Stock, respectively (each, a "Closing Dividend"), the record date and payment date (to the extent practicable) for which shall be the close of business on the last Business Day prior to the Closing Date (the "Closing Dividend Date"), in each case, subject to funds being legally available therefor. The per share amount of the Closing Dividend payable by REIT I with respect to the shares of REIT I Common Stock shall be an amount equal to (A) REIT I's Quarterly Dividend, multiplied by (B) a fraction, the numerator of which is the number of days lapsed from the first day of the then-current dividend period through and including the Closing Dividend Date, and the denominator of which is the actual number of days in the calendar quarter in which such dividend is declared. The per share amount of the Closing Dividend payable by REIT II with respect to the shares of REIT II Common Stock shall be an amount equal to (A) REIT II's Quarterly Dividend, multiplied by (B) a fraction, the numerator of which is the number of days lapsed from the first day of the then-current dividend period through and including the Closing Dividend Date, and the denominator of which is the actual number of days in the calendar quarter in which such dividend is declared.

          (c)   Notwithstanding the foregoing or anything else to the contrary in this Agreement, each of REIT I and REIT II, as applicable, shall be permitted to declare and pay a dividend to its stockholders, the record date and payment date for which shall be the close of business on the last Business Day prior to the Closing Date, distributing any amounts determined by such Party (in each case in consultation with the other party) to be the minimum distributions including under Sections 858 or 860 of the Code, reasonably necessary for such Party to maintain its status as a REIT under the Code and avoid or reduce the imposition of any entity-level income or excise Tax under the Code (any dividend paid pursuant to this paragraph, a "REIT Dividend"). If either REIT I or REIT II determines that it is necessary to declare a REIT Dividend, it shall notify the other Party at least twenty (20) days prior to the expected Closing Date, and such other Party shall be entitled to declare a dividend per share payable (i) in the case of REIT I, to holders of REIT I Common Stock, in an amount per share of REIT I Common Stock equal to the product by multiplying (x) the REIT Dividend declared by REIT II with respect to each share of REIT II Common Stock by (y) the Exchange Ratio and (ii) in the case of REIT II, to holders of shares of REIT II Common Stock, in an amount per share of REIT II Common Stock equal to the quotient by dividing (x) the REIT Dividend declared by REIT I with respect to each share of REIT I Common Stock by (y) the Exchange Ratio. The record date and payment date for any REIT Dividend payable pursuant to this Section 7.8(c) shall be the close of business on the last Business Day prior to the Closing Date.

          (d)   REIT I Operating Partnership or REIT II Operating Partnership, as the case may be, may make a distribution with respect to the REIT I OP Units or the REIT II OP Units, respectively, in order to distribute funds sufficient for the foregoing dividends.

        Section 7.9    Certain Transactions.

          (a)   Except as set forth in Section 7.9 of the REIT I Disclosure Letter, REIT I shall cause all contracts (including, for the avoidance of doubt, the REIT I Related Party Agreements) between any former, current or future officers, directors, partners, stockholders, managers, members, affiliates or agents of REIT I or any REIT I Subsidiary, on the one hand, and REIT I or any REIT I Subsidiary, on the other hand, to be settled or terminated on or prior to the Closing, without any further obligations, liability or payments (other than customary indemnification obligations) by or on behalf of REIT I as of the Closing. For the avoidance of doubt, the foregoing shall not require the settlement or termination of an agreement that is solely between REIT I and/or any entities that will remain REIT I Subsidiaries after the Closing.

          (b)   REIT I shall take all actions necessary to terminate, effective as of the Closing, the REIT I Equity Incentive Plan.

          (c)   REIT I shall take all actions necessary to terminate, effective as of or prior to the Closing, the REIT I DRP and the REIT I Share Redemption Program.

        Section 7.10    Tax Matters.

          (a)   Each of REIT I and REIT II shall use its reasonable best efforts to cause the REIT Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, including by executing and delivering the officers' certificates referred to herein and reporting consistently for all federal, state, and local income Tax or other purposes. Neither REIT I nor REIT II shall take any action, or fail to take any action, that would reasonably be expected to cause the REIT Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code.

          (b)   REIT I shall (i) use its reasonable best efforts to obtain, or cause to be provided, the opinion of counsel to REIT I, and (ii) deliver to counsel to REIT I tax representation letters, dated as of the Closing Date and signed by an officer of REIT I and REIT I Operating Partnership, containing representations of REIT I and REIT I Operating Partnership reasonably necessary or appropriate to enable counsel to REIT I to render the tax opinions described in Section 8.2(e) and Section 8.2(f).

          (c)   REIT II shall (i) use its reasonable best efforts to obtain, or cause to be provided, the opinion of counsel to REIT II, and (ii) deliver to counsel to REIT II tax representation letters, dated as of the Closing Date and signed by an officer of REIT II and REIT II Operating Partnership, containing representations of REIT II and REIT II Operating Partnership reasonably necessary or appropriate to enable counsel to REIT II to render the tax opinions described in Section 8.3(e) and Section 8.3(f).

          (d)   REIT I and REIT II shall reasonably cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interest, penalties or additions to such taxes, "Transfer Taxes"), and shall reasonably cooperate in attempting to minimize the amount of Transfer Taxes.

        Section 7.11    REIT II Board.     The REIT II Board shall take or cause to be taken such action as may be necessary, in each case, to be effective as of the REIT Merger Effective Time, to increase the number of directors of REIT II to nine and to cause the individuals set forth on Section 7.11 of the REIT I Disclosure Letter (the "REIT I Designees") to be elected to the REIT II Board effective as of the REIT Merger Effective Time. If a REIT I Designee is not able or willing to serve on the REIT II Board as of the REIT Merger Effective Time, then REIT I shall select, within a reasonable period of time prior to the REIT Merger Effective Time, a replacement, and the REIT II Board shall appoint such replacement as a member of the REIT II Board as of the REIT Merger Effective Time.

ARTICLE 8
CONDITIONS

        Section 8.1    Conditions to Each Party's Obligation to Effect the REIT Merger.    The respective obligations of the Parties to effect the REIT Merger and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction or, to the extent permitted by Law, waiver by each of the Parties at or prior to the REIT Merger Effective Time of the following conditions:

          (a)    Regulatory Authorizations.    All consents, authorizations, orders or approvals of each Governmental Authority necessary for the consummation of the REIT Merger and the other transactions contemplated by this Agreement set forth in Section 8.1(a) of the REIT II Disclosure Letter and Section 8.1(a) of the REIT I Disclosure Letter shall have been obtained and any applicable waiting periods in respect thereof shall have expired or been terminated.

          (b)    Stockholder Approvals.    Each of the REIT I Stockholder Approval and the REIT II Stockholder Approval shall have been obtained in accordance with applicable Law, REIT I Charter, REIT I Bylaws, REIT II Charter and REIT II Bylaws.

          (c)    No Injunctions or Restraints.    No Order issued by any Governmental Authority of competent jurisdiction prohibiting consummation of the REIT Merger shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority after the date of this Agreement that, in any case, prohibits, restrains, enjoins or makes illegal the consummation of the REIT Merger or the other transactions contemplated by this Agreement.

          (d)    Form S-4.    The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated by the SEC that have not been withdrawn.

        Section 8.2    Conditions to Obligations of REIT I.    The obligations of REIT I to effect the REIT Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by REIT I, at or prior to the REIT Merger Effective Time, of the following additional conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties of REIT II set forth in Section 5.1(a) (Organization and Qualification; Subsidiaries), Section 5.4(c) (Capital Structure) and Section 5.21 (Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of the REIT Merger Effective Time, as though made as of the REIT Merger Effective Time, (ii) the representations and warranties of REIT II contained in Section 5.2 (Authority; Approval Required), Section 5.6(e) (Absence of Certain Changes or Events) and Section 5.19 (Brokers) shall be true and correct in all respects as of the date of this Agreement and as of the REIT Merger Effective Time, as though made as of the REIT Merger Effective Time, (iii) the representations and warranties set forth in Section 5.4(a), Section 5.4(b) and Section 5.4(d) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the REIT Merger Effective Time, as though made as of the REIT Merger Effective Time, and (iv) each of the other representations and warranties of REIT II contained in this Agreement shall be true and correct as of the date of this Agreement and as of the REIT Merger Effective Time, as though made as of the REIT Merger Effective Time, except (A) in each case, representations and warranties that are made as of a specific date or for a specific period shall be true and correct only on and as of such date or such period, and (B) in the case of clause (iv) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or REIT II Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a REIT II Material Adverse Effect.

          (b)    Performance of Covenants and Obligations of REIT II and Merger Sub.    REIT II and Merger Sub shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the REIT Merger Effective Time.

          (c)    Absence of Material Adverse Change.    On the Closing Date, no circumstance shall exist that constitutes a REIT II Material Adverse Effect.

          (d)    Delivery of Certificate.    REIT II shall have delivered to REIT I a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of REIT II, certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

          (e)    REIT Opinion.    REIT I shall have received a written opinion of counsel to REIT II reasonably satisfactory to REIT I, dated as of the Closing Date and in form and substance reasonably satisfactory to REIT I, to the effect that, commencing with REIT II's taxable year that ended on December 31, 2015, REIT II has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its current and proposed method of operation will enable REIT II to continue to meet the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer's certificate executed by REIT II and REIT II Operating Partnership.

          (f)    Section 368 Opinion.    REIT I shall have received a written opinion of Hogan Lovells US LLP, or other counsel to REIT I reasonably satisfactory to REIT II, dated as of the Closing Date and in form and substance reasonably satisfactory to REIT I, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the REIT Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Hogan Lovells US LLP or such other counsel to REIT I (as applicable) may rely upon the tax representation letters described in Section 7.10.

          (g)    Internalization.    The Internalization Agreement and all ancillary documents or agreements contemplated thereunder (the "Internalization Documents") shall continue to be legal, valid, binding obligations of and enforceable against the parties thereto, and shall continue to be in full force and effect and shall have not been subsequently rescinded, supplemented, modified or amended or withdrawn in any way. Each party to the Internalization Documents shall have confirmed in writing to the other parties to the Internalization Documents that (i) all conditions to the consummation of the transactions contemplated by such Internalization Documents have been satisfied or validly waived in accordance with the terms of the Internalization Documents and (ii) the series of transactions contemplated by the Internalization Agreement to effectuate the redemption (through contribution or exchange) of the REIT II Special Partnership Interests and the REIT I Special Partnership Interests shall occur immediately following the Effective Time. None of the parties to the Internalization Documents shall be in breach or violation of, or default under, any Internalization Document, and no event shall have occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Internalization Document. None of the parties to the Internalization Documents shall have received notice of any violation or default under any Internalization Document, and no party to the Internalization Documents shall have received any written notice of the intention of any party to cancel, terminate, or materially change the scope of rights under any Internalization Document.

        Section 8.3    Conditions to Obligations of REIT II and Merger Sub.    The obligations of REIT II and Merger Sub to effect the REIT Merger and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction or, to the extent permitted by Law, waiver by REIT II, at or prior to the REIT Merger Effective Time, of the following additional conditions:

          (a)    Representations and Warranties.    (i) The representations and warranties of REIT I set forth in Section 4.1(a) (Organization and Qualification; Subsidiaries), Section 4.4(c) (Capital Structure) and Section 4.21 (Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of the REIT Merger Effective Time, as though made as of the REIT Merger Effective Time, (ii) the representations and warranties of REIT I contained in Section 4.2 (Authority; Approval Required), Section 4.6(e) (Absence of Certain Changes or Events) and Section 4.19 (Brokers) shall be true and correct in all respects as of the date of this Agreement and as of the REIT Merger Effective Time, as though made as of the REIT Merger Effective Time, (iii) the representations and warranties set forth in Section 4.4(a), Section 4.4(b) and Section 4.4(d) (Capital Structure) shall be true and correct in all but de minimis respects as of the date of this Agreement and as of the REIT Merger Effective Time, as though made as of the REIT Merger Effective Time, and (iv) each of the other representations and warranties of REIT I contained in this Agreement shall be true and correct as of the date of this Agreement and as of the REIT Merger Effective Time, as though made as of the REIT Merger Effective Time, except (A) in each case, representations and warranties that are made as of a specific date or for a specific period shall be true and correct only on and as of such date or such period, and (B) in the case of clause (iv) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or REIT I Material Adverse Effect qualifications set forth therein), individually or in the aggregate, does not have and would not reasonably be expected to have a REIT I Material Adverse Effect.

          (b)    Performance of Covenants and Obligations of REIT I.    REIT I shall have performed in all material respects all obligations, and complied in all material respects with all agreements and covenants, required to be performed by them under this Agreement on or prior to the REIT Merger Effective Time.

          (c)    Absence of Material Adverse Change.    On the Closing Date, no circumstance shall exist that constitutes a REIT I Material Adverse Effect.

          (d)    Delivery of Certificate.    REIT I shall have delivered to REIT II a certificate, dated the date of the Closing and signed by its chief executive officer and chief financial officer on behalf of REIT I certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

          (e)    REIT Opinion.    REIT II shall have received a written opinion of counsel to REIT I reasonably satisfactory to REIT II, dated as of the Closing Date and in form and substance reasonably satisfactory to REIT II, to the effect that, commencing with REIT I's taxable year that ended on December 31, 2011, REIT I has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code and its actual method of operation has enabled REIT I to meet, through the Closing, the requirements for qualification and taxation as a REIT under the Code, which opinion will be subject to customary exceptions, assumptions and qualifications and based on customary representations contained in an officer's certificate executed by REIT I and REIT I Operating Partnership.

          (f)    Section 368 Opinion.    REIT II shall have received a written opinion of Clifford Chance US LLP, or other counsel to REIT II reasonably satisfactory to REIT I, dated as of the Closing Date and in form and substance reasonably satisfactory to REIT II, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the REIT Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which opinion will be subject to customary exceptions, assumptions and qualifications. In rendering such opinion, Clifford Chance US LLP or such other counsel to REIT II (as applicable) may rely upon the tax representation letters described in Section 7.10.

          (g)    Internalization.    The Internalization Documents shall continue to be legal, valid, binding obligations of and enforceable against, the parties thereto, and shall continue to be in full force and effect and shall have not been subsequently rescinded, supplemented, modified or amended or withdrawn in any way. Each party to the Internalization Documents shall have confirmed in writing to the other parties to the Internalization Documents that (i) all conditions to the consummation of the transactions contemplated by such Internalization Documents have been satisfied or validly waived in accordance with the terms of the Internalization Documents and (ii) the series of transactions contemplated by the Internalization Agreement to effectuate the redemption (through contribution or exchange) of the REIT II Special Partnership Interests and the REIT I Special Partnership Interests shall occur immediately following the Effective Time. None of the parties to the Internalization Documents shall be in breach or violation of, or default under, any

  Internalization Document, and no event shall have occurred that, with notice or lapse of time or both, would constitute a violation, breach or default under any Internalization Document. None of the parties to the Internalization Documents shall have received notice of any violation or default under any Internalization Document and no party to the Internalization Documents shall have received any written notice of the intention of any party to cancel, terminate, or materially change the scope of rights under any Internalization Document.

          (i)    FIRPTA.    REIT II shall have received a certificate, duly completed and executed by REIT I, pursuant to Section 1.1445-2(b)(2) of the U.S. Treasury Regulations, certifying that REIT I is not a "foreign person" within the meaning of Section 1445 of the Code.

ARTICLE 9
TERMINATION, FEES AND EXPENSES

        Section 9.1    Termination.     This Agreement may be terminated and the REIT Merger and the other transactions contemplated by this Agreement may be abandoned at any time prior to the REIT Merger Effective Time, notwithstanding receipt of the REIT I Stockholder Approval or the REIT II Stockholder Approval (except as otherwise specified in this Section 9.1):

          (a)   by mutual written consent of each of REIT I (with the prior approval of the REIT I Special Committee) and REIT II (with the prior approval of the REIT II Special Committee);

          (b)   by either REIT I (with the prior approval of the REIT I Special Committee) or REIT II (with the prior approval of the REIT II Special Committee):

              (i)  if the REIT Merger shall not have occurred on or before 11:59 p.m., New York time, on March 31, 2020 (the "Outside Date"); provided that the right to terminate this Agreement pursuant to this Section 9.1(b)(i) shall not be available to any Party if the failure of such Party (and in the case of REIT II, including the failure of Merger Sub) to perform or comply in all material respects with the obligations, covenants or agreements of such Party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the REIT Merger to be consummated by the Outside Date;

             (ii)  if any Governmental Authority of competent jurisdiction shall have issued an Order permanently restraining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to a Party if the issuance of such final, non-appealable Order was primarily due to the failure of such Party (and in the case of REIT II, including the failure of Merger Sub) to perform in all material respects with any of its obligations, covenants or agreements under this Agreement;

            (iii)  if the REIT I Stockholder Approval shall not have been obtained at the REIT I Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the REIT Merger was taken; provided that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to a Party if the failure to receive the REIT I Stockholder Approval was primarily due to the failure of a Party to perform in all material respects any of its obligations, covenants or agreements under this Agreement; or

            (iv)  if the REIT II Stockholder Approval shall not have been obtained at the REIT II Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the REIT Merger was taken; provided that the right to terminate this Agreement under this Section 9.1(b)(iv) shall not be available to a Party if the failure to receive the REIT II Stockholder Approval was primarily due to the failure of a

    Party to perform in all material respects any of its obligations, covenants or agreements under this Agreement;

          (c)   by REIT I (with the prior approval of the REIT I Special Committee):

              (i)  if a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of REIT II set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.2 not to be satisfied (a "REIT II Terminating Breach"), which breach or failure to perform cannot be cured, or, if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from REIT I to REIT II and three (3) Business Days before the Outside Date; provided that REIT I shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(i) if a REIT I Terminating Breach shall have occurred and be continuing at the time REIT I delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(c)(i);

             (ii)  if REIT I has accepted a Superior Proposal at any time prior to receipt of the REIT I Stockholder Approval in accordance with the provisions of Section 7.3(j) herein; provided, however, that this Agreement may not be so terminated unless concurrently with the occurrence of such termination the payment required by Section 9.3(b) is made in full to REIT II and the definitive agreement relating to the Superior Proposal is entered into, and in the event that such definitive agreement is not concurrently entered into and such payment is not concurrently made, such termination shall be null and void; or

            (iii)  if, at any time prior to receipt of the REIT II Stockholder Approval, the REIT II Board or any committee thereof, for any reason, shall have effected a REIT II Adverse Recommendation Change; or

          (d)   by REIT II (with the prior approval of the REIT II Special Committee):

              (i)  if a breach of any representation or warranty or failure to perform any obligation, covenant or agreement on the part of REIT I set forth in this Agreement has occurred that would cause any of the conditions set forth in Section 8.1 or Section 8.3 not to be satisfied (a "REIT I Terminating Breach"), which breach or failure to perform cannot be cured, or if capable of cure, has not been cured by the earlier of twenty (20) days following written notice thereof from REIT II to REIT I and three (3) Business Days before the Outside Date; provided that REIT II shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(i) if a REIT II Terminating Breach shall have occurred and be continuing at the time REIT II delivers notice of its election to terminate this Agreement pursuant to this Section 9.1(d)(i);

             (ii)  if REIT II has accepted a Superior Proposal at any time prior to receipt of the REIT II Stockholder Approval in accordance with the provisions of Section 7.3(d) herein; provided, however, that this Agreement may not be so terminated unless concurrently with the occurrence of such termination the payment required by Section 9.3(b) is made in full to REIT I and the definitive agreement relating to the Superior Proposal is entered into, and in the event that such definitive agreement is not concurrently entered into and such payment is not concurrently made, such termination shall be null and void; or

            (iii)  if, at any time prior to receipt of the REIT I Stockholder Approval, the REIT I Board or any committee thereof, for any reason, shall have effected a REIT I Adverse Recommendation Change.

        Section 9.2    Effect of Termination.     In the event of termination of this Agreement as provided in Section 9.1, written notice thereof shall forthwith be given to the other Parties specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of REIT I or REIT II, except that the Confidentiality Agreement and the provisions of Section 7.4 (Public Announcements), this Section 9.2, Section 9.3 (Fees and Expenses), and Article 10 (General Provisions) of this Agreement shall survive the termination hereof; provided that no such termination shall relieve any Party from any liability or damages resulting from any fraud or willful and material breach of any of its covenants, obligations or agreements set forth in this Agreement.

        Section 9.3    Fees and Expenses.

          (a)   Except as otherwise provided in this Section 9.3, all Expenses shall be paid by the Party incurring such fees or expenses, whether or not the REIT Merger is consummated; provided that the Parties will share equally any HSR Act and Form S-4 filing fees, if any, as may be required to consummate the transactions contemplated by this Agreement.

          (b)   In the event that this Agreement is terminated:

              (i)  (A)(x) by REIT II pursuant to Section 9.1(d)(i) and after the date hereof and prior to the breach or failure to perform giving rise to such right of termination, a bona fide Competing Proposal (with, for all purposes of this Section 9.3(b)(i), all percentages included in the definition of "Competing Proposal" increased to fifty percent (50%)) has been publicly announced, disclosed or otherwise communicated to the REIT I Board or (y) by REIT II or REIT I pursuant to Section 9.1(b)(i) (and at the time of such termination REIT I would not have been entitled to terminate this Agreement pursuant to Section 9.1(b)(iv)) and after the date of this Agreement and prior to the termination of this Agreement, a Competing Proposal with respect to REIT I has been made to REIT I or publicly announced, proposed, disclosed or otherwise communicated to REIT I's stockholders (and not withdrawn) and (B) within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal with respect to REIT I is consummated or REIT I enters into a definitive agreement in respect of a Competing Proposal with respect to REIT I that is later consummated, REIT I shall pay to REIT II the REIT I Termination Payment;

             (ii)  (A)(x) by REIT I pursuant to Section 9.1(c)(i) and after the date hereof and prior to the breach or failure to perform giving rise to such right of termination, a bona fide Competing Proposal (with, for all purposes of this Section 9.3(b)(ii), all percentages included in the definition of "Competing Proposal" increased to fifty percent (50%)) has been publicly announced, disclosed or otherwise communicated to the REIT II Board or (y) by REIT I or REIT II pursuant to Section 9.1(b)(i) (and at the time of such termination REIT II would not have been entitled to terminate this Agreement pursuant to Section 9.1(b)(iii)) and after the date of this Agreement and prior to the termination of this Agreement, a Competing Proposal with respect to REIT II has been made to REIT II or publicly announced, proposed, disclosed or otherwise communicated to REIT II's stockholders (and not withdrawn) and (B) within twelve (12) months after the date of such termination, a transaction in respect of a Competing Proposal with respect to REIT II is consummated or REIT II enters into a definitive agreement in respect of a Competing Proposal with respect to REIT II that is later consummated, REIT II shall pay to REIT I the REIT II Termination Payment;

            (iii)  by REIT I pursuant to Section 9.1(c)(i) (other than as described in Section 9.3(b)(ii)), then REIT II shall pay to REIT I an amount equal to the Expense Reimbursement Payment;

            (iv)  by REIT I pursuant to Section 9.1(c)(ii), then REIT I shall pay to REIT II an amount equal to the REIT I Termination Payment;

             (v)  by REIT I pursuant to Section 9.1(c)(iii), then REIT II shall pay to REIT I an amount equal to the REIT II Termination Payment;

            (vi)  by REIT II pursuant to Section 9.1(d)(i) (other than as described in Section 9.3(b)(i)), then REIT I shall pay to REIT II an amount equal to the Expense Reimbursement Payment;

           (vii)  by REIT II pursuant to Section 9.1(d)(ii), then REIT II shall pay to REIT I an amount equal to the REIT II Termination Payment; or

          (viii)  by REIT II pursuant to Section 9.1(d)(iii), then REIT I shall pay to REIT II an amount equal to the REIT I Termination Payment.

          (c)   The Parties agree and acknowledge that in no event shall any Party be required to pay a Termination Payment on more than one occasion. A Termination Payment shall be made by wire transfer of same day funds to the account or accounts designated by the Party entitled to payment thereof (the "Recipient") (i) prior to or concurrently at the time of consummation of any transaction contemplated by a Competing Proposal, in the case of a Termination Payment payable pursuant to Section 9.3(b)(i) or Section 9.3(b)(ii), (ii) prior to or concurrently with termination of this Agreement, in the case of a Termination Payment payable pursuant to Section 9.3(b)(iv) or Section 9.3(b)(vii), and (iii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Termination Payment payable pursuant to Section 9.3(b)(v) or Section 8.3(b)(viii).

          (d)   Notwithstanding anything in this Agreement to the contrary, in the event that a Termination Payment becomes payable, then such payment shall be the Recipient's and its Affiliates' sole and exclusive remedy as liquidated damages for any and all losses or damages of any nature against the Party obligated to pay the Termination Payment (the "Payor") and its subsidiaries and each of their respective Representatives in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby, including for any loss or damage suffered as a result of the termination of this Agreement, the failure of the REIT Merger to be consummated or for a breach or failure to perform hereunder (whether intentionally, unintentionally, or otherwise) or otherwise.

          (e)   Each of the Parties acknowledges that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, the other Parties would not enter into this Agreement. In the event that the Payor shall fail to pay the Termination Payment when due, the Payor shall reimburse the Recipient for all reasonable costs and expenses actually incurred or accrued by the Recipient (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.3. Further, if the Payor fails to timely pay any amount due pursuant to this Section 9.3 and, in order to obtain the payment, the Recipient commences a suit which results in a judgment against the Payor for the payment set forth in this Section 9.3, the Payor shall pay to the Recipient its reasonable and documented costs and expenses (including reasonable and documented attorneys' fees) in connection with such suit, together with interest on such amount at a rate per annum equal to the prime rate reported by The Wall Street Journal in effect on the date such payment was required to be made through the date of payment. If payable, the Termination Payment shall not be payable more than once pursuant to this Agreement.

          (f)    The Payor shall deposit into escrow an amount in cash equal to the Termination Payment with an escrow agent reasonably selected by the Recipient, after reasonable consultation with the Payor, and pursuant to a written escrow agreement (the "Escrow Agreement") reflecting the terms set forth in this Section 9.3 and otherwise reasonably acceptable to each of the Parties and the escrow agent. The payment or deposit into escrow of the Termination Payment pursuant to this Section 9.3(f) shall be made by the Payor promptly after receipt of notice from the Recipient that the Escrow Agreement has been executed by the parties thereto. The Escrow Agreement shall provide that the Termination Payment in escrow or the applicable portion thereof shall be released to the Recipient on an annual basis based upon the delivery by the Recipient to the escrow agent of any one (or a combination) of the following:

              (i)  a letter from the Recipient's independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Recipient without causing the Recipient to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the applicable taxable year of the Recipient determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A)-(I) or 856(c)(3)(A)-(I) of the Code (such income, "Qualifying REIT Income"), in which case the escrow agent shall release to the Recipient such maximum amount stated in the accountant's letter;

             (ii)  a letter from the Recipient's counsel indicating that the Recipient received a private letter ruling from the IRS holding that the receipt by the Recipient of the Termination Payment would either constitute Qualifying REIT Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Recipient the remainder of the Termination Payment; or

            (iii)  a letter from the Recipient's counsel indicating that the Recipient has received a tax opinion from the Recipient's outside counsel or accountant, respectively, to the effect that the receipt by the Recipient of the Termination Payment should either constitute Qualifying REIT Income or should be excluded from gross income within the meaning of Section 856(c)(2) and (3) of the Code, in which case the escrow agent shall release to the Recipient the remainder of the Termination Payment.

        The Parties agree to cooperate in good faith to amend this Section 9.3(f) at the reasonable request of the Recipient in order to (A) maximize the portion of the Termination Payment that may be distributed to the Recipient hereunder without causing the Recipient to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (B) improve the Recipient's chances of securing the favorable private letter ruling from the IRS described in this Section 9.3(f) or (C) assist the Recipient in obtaining the favorable tax opinion from its outside counsel or accountant described in this Section 9.3(f). The Escrow Agreement shall provide that the Recipient shall bear all costs and expenses under the Escrow Agreement and that any portion of the Termination Payment held in escrow for four (4) years shall be released by the escrow agent to the Payor. The Payor shall not be a party to the Escrow Agreement and shall not bear any liability, cost or expense resulting directly or indirectly from the Escrow Agreement (other than any Taxes imposed on the Payor in connection therewith). The Recipient shall fully indemnify the Payor and hold the Payor harmless from and against any such liability, cost or expense.

ARTICLE 10
GENERAL PROVISIONS

        Section 10.1    Nonsurvival of Representations and Warranties.     None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the REIT Merger Effective Time. This Section 10.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the REIT Merger Effective Time or, if earlier, the termination of this Agreement in accordance with the terms hereof (including but not limited to Section 9.3).

        Section 10.2    Amendment; Waiver.

          (a)   Subject to compliance with applicable Law, this Agreement may be amended by mutual agreement by a written instrument signed by each of the Parties (which shall be by action taken or authorized by the REIT I Board and the REIT II Board, respectively), at any time before or after receipt of the REIT I Stockholder Approval or the REIT II Stockholder Approval and prior to the

  REIT Merger Effective Time; provided that after the REIT I Stockholder Approval has been obtained, there shall not be (i) any amendment of this Agreement that changes the amount or the form of the consideration to be delivered under this Agreement to the holders of shares of REIT I Common Stock, or which by applicable Law requires the further approval of the stockholders of REIT I without such further approval of such stockholders, or (ii) any amendment or change not permitted under applicable Law. This Agreement may not be amended except by an instrument in writing signed by each of the Parties.

          (b)   At any time prior to the REIT Merger Effective Time, each Party may (in writing), to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

        Section 10.3    Notices.     All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and shall be deemed given if delivered personally, sent by overnight courier (providing proof of delivery) to the Parties or sent by email (providing confirmation of receipt) at the following addresses (or at such other address for a Party as shall be specified by like notice):

          (a)   if to REIT I to:

      The Special Committee of the Board of Directors
      Carey Watermark Investors Incorporated
      50 Rockefeller Plaza
      New York, NY 10020
      Attn: Chief Legal Officer
      Email: ssanagavarapu@wpcarey.com

      with copies (which shall not constitute notice) to:

Hogan Lovells US LLP 555 13th Street NW Washington, DC 20003
Attn:	Bruce Gilchrist Michael McTiernan
Email:	bruce.gilchrist@hoganlovells.com michael.mctiernan@hoganlovells.com

      Carey Watermark Investors Incorporated
      50 Rockefeller Plaza
      New York, NY 10020
      Attn: Chief Legal Officer
      Email: ssanagavarapu@wpcarey.com

          (b)   if to REIT II or Merger Sub to:

      The Special Committee of the Board of Directors
      Carey Watermark Investors 2 Incorporated
      50 Rockefeller Plaza
      New York, NY 10020
      Attn: Chief Legal Officer
      Email: ssanagavarapu@wpcarey.com

      with copies (which shall not constitute notice) to:

      Clifford Chance US LLP
      31 West 52nd Street
      New York, NY 10019
      Attn: Kathleen L. Werner, Esq.
      Email: kathleen.werner@cliffordchance.com

      Pepper Hamilton LLP
      3000 Two Logan Square
      Eighteenth and Arch Streets
      Philadelphia, PA 19103
      Attn: Barry M. Abelson, Esq.
      Email: abelsonb@pepperlaw.com

      Carey Watermark Investors 2 Incorporated
      50 Rockefeller Plaza
      New York, NY 10020
      Attn: Chief Legal Officer
      Email: ssanagavarapu@wpcarey.com

        Section 10.4    Counterparts.     This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of a signature page by electronic transmission (including via .pdf) shall be as effective as delivery of a manually executed counterpart.

        Section 10.5    Entire Agreement; No Third-Party Beneficiaries.     This Agreement and the other agreements entered into in connection with the transactions (i) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement and, (ii) except for the provisions of Article 3 and Section 7.7, which shall inure to the benefit of the Persons expressly specified therein, are not intended to confer upon any Person other than the Parties hereto any rights or remedies. The rights of such third-party beneficiaries expressly specified under the provisions of Article 3 and Section 7.7 shall not arise unless and until the REIT Merger Effective Time occurs.

        Section 10.6    Governing Law; Venue.     THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF MARYLAND WITHOUT GIVING EFFECT TO CONFLICTS OF LAWS PRINCIPLES THEREOF. In addition, each of the Parties hereto (a) consents to submit itself (without making such submission exclusive) to the jurisdiction of any federal court located in the State of Maryland or any Maryland state court if any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees, with respect to any action filed in a Maryland state court, to jointly request an assignment to the Maryland Business and Technology Case Management Program and (c) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court.

        Section 10.7    Assignment.     Except as mutually agreed by the Parties hereto, neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise by any of the Parties without the prior written consent of the other Parties. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

        Section 10.8    Enforcement.     The Parties agree that irreparable damage would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, prior to the termination of this Agreement pursuant to Article 9, the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, and each Party hereby waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at Law or in equity.

        Section 10.9    Waiver of Jury Trial.     EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. Each Party hereto (a) certifies that no representative of any other Party has represented, expressly or otherwise, that such Party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other Parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 10.9.

        Section 10.10    Severability.     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

        Section 10.11    Conflict Waiver.     Recognizing that Clifford Chance US LLP has acted as legal counsel to REIT II in connection with the transactions contemplated by this Agreement, and that Clifford Chance US LLP has represented REIT I in unrelated matters, REIT II and REIT I each hereby waives, on its own behalf, and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Clifford Chance US LLP representing REIT II. This Section 10.11 shall survive the consummation of the REIT Merger.

[Remainder of page intentionally left blank]

        IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed by their respective duly authorized representatives, all as of the date first written above.

CAREY WATERMARK INVESTORS INCORPORATED
By:	/s/ CHARLES S. HENRY
	Name:	Charles S. Henry
	Title:	Authorized Representative
APEX MERGER SUB LLC
By:	Carey Watermark Investors 2 Incorporated, its Sole Member
By:	/s/ ROBERT E. PARSONS, JR.
	Name:	Robert E. Parsons, Jr.
	Title:	Chairman of the Special Committee of the Board of Directors
CAREY WATERMARK INVESTORS 2 INCORPORATED
By:	/s/ ROBERT E. PARSONS, JR.
	Name:	Robert E. Parsons, Jr.
	Title:	Chairman of the Special Committee of the Board of Directors

[Agreement and Plan of Merger]

 Annex B

CAREY WATERMARK INVESTORS INCORPORATED

ARTICLES OF AMENDMENT

        CAREY WATERMARK INVESTORS INCORPORATED, a Maryland corporation (the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland that:

        FIRST:    The charter of the Corporation as currently in effect (the "Charter") is hereby amended by deleting the definitions of "Roll-Up Entity" and "Roll-Up Transaction" within Article IV (Definitions) of the Charter in their entirety.

        SECOND:    The Charter is hereby further amended by deleting the existing Article XIV (Roll-Up Transactions), including Sections 14.1 and 14.2, of the Charter in their entirety and by deleting the references to such Article and Sections in the Table of Contents of the Charter.

        THIRD:    The Charter is hereby further amended by replacing the reference to ", Article XII and Article XIV" with "and Article XII" within the existing Article XIII (Amendments) of the Charter.

        FOURTH:    The amendments of the Charter as hereinabove set forth has been duly advised and approved by the Board of Directors and approved by the stockholders of the Corporation to the extent required by law.

        FIFTH:    The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

[Signature page follows.]

B-1

        IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its Chief Executive Officer and attested to by its Secretary on this        day of                        ,         .

ATTEST:		CAREY WATERMARK INVESTORS INCORPORATED
By:		By:
	Name:		Name:
	Title:		Title:

B-2

 Annex C

CAREY WATERMARK INVESTORS 2 INCORPORATED

ARTICLES OF AMENDMENT

        CAREY WATERMARK INVESTORS 2 INCORPORATED, a Maryland corporation (the "Corporation"), desires to amend its charter as currently in effect and as hereinafter amended.

        FIRST:    The charter of the Corporation as currently in effect is hereby amended by deleting clause (A) of Section 9.3(f).

        SECOND:    The amendment of the Charter as hereinabove set forth has been duly advised and approved by the Board of Directors and approved by the stockholders of the Corporation to the extent required by law.

        THIRD:    The undersigned acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

C-1

        IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its Chief Executive Officer and attested to by its Secretary on this                day of                ,         .

ATTEST:	CAREY WATERMARK INVESTORS 2 INCORPORATED
(SEAL)
Name:	Name:
Title:	Title:

C-2

 Annex D

CAREY WATERMARK INVESTORS 2 INCORPORATED

THIRD ARTICLES OF AMENDMENT AND RESTATEMENT

        FIRST:    CAREY WATERMARK INVESTORS 2 INCORPORATED, a Maryland corporation (the "Corporation"), desires to amend and restate its charter as currently in effect and as hereinafter amended.

        SECOND:    The following provisions are all the provisions of the charter currently in effect and as hereinafter amended:

ARTICLE I
NAME

        The name of the corporation (which is hereinafter called the "Corporation") is:

CAREY WATERMARK INVESTORS 2 INCORPORATED

ARTICLE II
PURPOSES AND POWERS

        The purposes for which the Corporation is formed are to engage in any lawful act or activity (including, without limitation or obligation, engaging in business as a real estate investment trust under the Internal Revenue Code of 1986, as amended, or any successor statute (the "Code")) for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force.

ARTICLE III
PRINCIPAL OFFICE IN STATE AND RESIDENT AGENT

        The address of the principal office of the Corporation in the State of Maryland is c/o CSC—Lawyers Incorporating Service Company, 7 Saint Paul Street, Suite 1660, Baltimore, Maryland 21202. The name and address of the resident agent of the Corporation are CSC—Lawyers Incorporating Service Company, 7 Saint Paul Street, Suite 1660, Baltimore, Maryland 21202. The resident agent is a Maryland corporation.

ARTICLE IV
DEFINITIONS

        As used in the Charter, the following terms shall have the following meanings unless the context otherwise requires:

        Aggregate Share Ownership Limit.    The term "Aggregate Share Ownership Limit" shall mean 9.8% in value of the aggregate of the outstanding Shares, or such other percentage determined by the Board of Directors in accordance with Section 6.1.8 of the Charter.

        Beneficial Ownership.    The term "Beneficial Ownership" shall mean ownership of Shares by a Person, whether the interest in Shares is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 544 of the Code, as modified by Section 856(h)(1)(B) of the Code. The terms "Beneficial Owner," "Beneficially Owns" and "Beneficially Owned" shall have the correlative meanings.

        Board or Board of Directors.    The term "Board" or "Board of Directors" shall mean the Board of Directors of the Corporation.

        Business Day.    The term "Business Day" shall mean any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions in New York City are authorized or required by law, regulation or executive order to close.

        Bylaws.    The term "Bylaws" shall mean the Bylaws of the Corporation, as amended from time to time.

        Charitable Beneficiary.    The term "Charitable Beneficiary" shall mean one or more beneficiaries of the Charitable Trust as determined pursuant to Section 6.2.6, provided that each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code.

        Charitable Trust.    The term "Charitable Trust" shall mean any trust provided for in Section 6.2.1.

        Charitable Trustee.    The term "Charitable Trustee" shall mean the Person unaffiliated with the Corporation and a Prohibited Owner, that is appointed by the Corporation to serve as trustee of the Charitable Trust.

        Charter.    The term "Charter" shall mean the charter of the Corporation.

        Class A Common Stock.    The term "Class A Common Stock" shall have the meaning as provided in Section 5.1 herein.

        Class T Common Stock.    The term "Class T Common Stock" shall have the meaning as provided in Section 5.1 herein.

        Code.    The term "Code" shall have the meaning as provided in Article II herein.

        Common Share Ownership Limit.    The term "Common Share Ownership Limit" shall mean 9.8% (in value or in number of Common Shares, whichever is more restrictive) of the aggregate of the outstanding Common Shares, or such other percentage determined by the Board of Directors in accordance with Section 6.1.8 of the Charter.

        Common Shares.    The term "Common Shares" shall have the meaning as provided in Section 5.1 herein.

        Constructive Ownership.    The term "Constructive Ownership" shall mean ownership of Shares by a Person, whether the interest in Shares is held directly or indirectly (including by a nominee), and shall include interests that would be treated as owned through the application of Section 318(a) of the Code, as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner," "Constructively Owns" and "Constructively Owned" shall have the correlative meanings.

        Corporation.    The term "Corporation" shall have the meaning as provided in Article I herein.

        Director.    The term "Director" shall have the meaning as provided in Section 7.1 herein.

        Distribution and Shareholder Servicing Fees.    The term "distribution and shareholder servicing fees" shall mean the distribution and shareholder servicing fees on the Class T Common Stock payable to the Dealer Manager as described in the Prospectus.

        Distributions.    The term "Distributions" shall mean any distributions under the MGCL of money or other property, pursuant to Section 5.5 hereof, by the Corporation to owners of Shares, including distributions that may constitute a return of capital for federal income tax purposes.

        Excepted Holder.    The term "Excepted Holder" shall mean a Stockholder for whom an Excepted Holder Limit is created by the Board of Directors pursuant to Section 6.1.7.

        Excepted Holder Limit.    The term "Excepted Holder Limit" shall mean, provided that the affected Excepted Holder agrees to comply with the requirements established by the Board of Directors pursuant to Section 6.1.7 and subject to adjustment pursuant to Section 6.1.8, the percentage limit established by the Board of Directors pursuant to Section 6.1.7.

        Excess Amount.    The term "Excess Amount" shall have the meaning as provided in Section 8.10 herein.

        Exchange Act.    The term "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended from time to time, or any successor statute thereto.

        Indemnitee.    The term "Indemnitee" shall have the meaning as provided in Section 12.2.1(b) herein.

        Market Price.    The term "Market Price" on any date shall mean, with respect to any class or series of outstanding Shares, the Closing Price for such Shares on such date. The "Closing Price" on any date shall mean the last sale price for such Shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such Shares, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if such Shares are not listed or admitted to trading on the NYSE, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such Shares are listed or admitted to trading or, if such Shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by FINRA's OTC Bulletin Board quotation system or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such Shares are not quoted by any such system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such Shares selected by the Board of Directors or, in the event that no trading price is available for such Shares, the fair market value of Shares, as determined in good faith by the Board of Directors.

        MGCL.    The term "MGCL" shall mean the Maryland General Corporation Law, as amended from time to time.

        Net Asset Value per share of Class A Common Stock.    The term "Net Asset Value per share of Class A Common Stock" shall mean the net asset value of the Corporation allocable to the shares of Class A Common Stock, as determined by the Board from time to time.

        Net Asset Value per share of Class T Common Stock.    The term "Net Asset Value per share of Class T Common Stock" shall mean the net asset value of the Corporation allocable to the shares of Class T Common Stock, as determined by the Board from time to time.

        NYSE.    The term "NYSE" shall mean the New York Stock Exchange.

        Operating Partnership.    The term "Operating Partnership" or "OP" shall mean CWI 2 OP, LP, a Delaware limited partnership.

        Person.    The term "Person" shall mean an individual, corporation, partnership, estate, trust (including a trust qualified under Sections 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, limited liability company, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of Section 13(d)(3) of the Exchange Act and a group to which an Excepted Holder Limit applies.

        Preferred Shares.    The term "Preferred Shares" shall have the meaning as provided in Section 5.1 herein.

        Prohibited Owner.    The term "Prohibited Owner" shall mean, with respect to any purported Transfer, any Person who, but for the provisions of Article VI herein, would Beneficially Own or Constructively Own Shares in violation of Section 6.1.1, and, if appropriate in the context, shall also mean any Person who would have been the record owner of Shares that the Prohibited Owner would have so owned.

        REIT.    The term "REIT" shall mean a corporation, trust, association or other legal entity (other than a real estate syndication) that is engaged primarily in investing in equity interests in real estate (including fee ownership and leasehold interests) or in loans secured by real estate or both as defined pursuant to the REIT Provisions of the Code.

        REIT Provisions of the Code.    The term "REIT Provisions of the Code" shall mean Sections 856 through 860 of the Code and any successor or other provisions of the Code relating to REITs (including provisions as to the attribution of ownership of beneficial interests therein) and the regulations promulgated thereunder.

        Restriction Termination Date.    The term "Restriction Termination Date" shall mean the first day after the Initial Date on which the Board of Directors determines that it is no longer in the best interests of the Corporation to attempt to, or continue to, qualify as a REIT or that compliance with the restrictions and limitations on Beneficial Ownership, Constructive Ownership and Transfers of Shares set forth herein is no longer required in order for the Corporation to qualify as a REIT.

        Securities.    The term "Securities" shall mean any of the following issued by the Corporation, as the text requires: Shares, any other stock, shares or other evidences of equity or beneficial or other interests, voting trust certificates, bonds, debentures, notes or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as "securities" or any certificates of interest, shares or participations in, temporary or interim certificates for, receipts for, guarantees of, or warrants, options or rights to subscribe to, purchase or acquire, any of the foregoing.

        Shares.    The term "Shares" shall mean shares of stock of the Corporation of any class or series, including Common Shares or Preferred Shares.

        Stockholders.    The term "Stockholders" shall mean the holders of record of the Shares as maintained in the books and records of the Corporation or its transfer agent.

        Transfer.    The term "Transfer" shall mean any issuance, sale, transfer, gift, assignment, devise or other disposition, as well as any other event that causes any Person to acquire Beneficial Ownership or Constructive Ownership of Shares or the right to vote or receive dividends on Shares, or any agreement to take any such actions or cause any such events, including (a) the granting or exercise of any option (or any disposition of any option), (b) any disposition of any securities or rights convertible into or exchangeable for Shares or any interest in Shares or any exercise of any such conversion or exchange right and (c) Transfers of interests in other entities that result in changes in Beneficial Ownership or Constructive Ownership of Shares; in each case, whether voluntary or involuntary, whether owned of record, Constructively Owned or Beneficially Owned and whether by operation of law or otherwise. The terms "Transferring" and "Transferred" shall have the correlative meanings.

 ARTICLE V
STOCK

        Section 5.1.    Authorized Shares.     The Corporation has authority to issue 750,000,000 Shares, consisting of 650,000,000 shares of Common Stock, $.001 par value per share ("Common Shares"), 500,000,000 of which are classified as shares of Class A Common Stock (the "Class A Common Stock") and 150,000,000 of which are classified as shares of Class T Common Stock (the "Class T Common Stock"), and 100,000,000 shares of Preferred Stock, $.001 par value per share ("Preferred Shares"). The aggregate par value of all authorized Shares having par value is $450,000.00. If Shares of one class are classified or reclassified into Shares of another class pursuant to this Article V, the number of authorized Shares of the former class shall be automatically decreased and the number of Shares of the latter class shall be automatically increased, in each case by the number of Shares so classified or reclassified, so that the aggregate number of Shares of all classes that the Corporation has authority to issue shall not be more than the total number of Shares set forth in the first sentence of this Section 5.1. The Board of Directors, with the approval of a majority of the entire Board and without any action by the Stockholders, may amend the Charter from time to time to increase or decrease the aggregate number of Shares or the number of Shares of any class or series that the Corporation has authority to issue.

        Section 5.2.    Common Shares.

          Section 5.2.1    Common Shares Subject to Terms of Preferred Shares.    The Common Shares shall be subject to the express terms of any series of Preferred Shares.

          Section 5.2.2    Description.    Subject to the provisions of Article VI and except as may otherwise be specified in the Charter, each Common Share shall entitle the holder thereof to one vote per share on all matters upon which Stockholders are entitled to vote pursuant to Section 11.2 hereof. The Board may classify or reclassify any unissued Common Shares from time to time into one or more classes or series of Shares.

          Section 5.2.3    Rights Upon Liquidation.    In the event of any voluntary or involuntary liquidation, dissolution or winding up, or any distribution of the assets of the Corporation, the aggregate assets available for distribution to holders of the Common Shares shall be determined in accordance with applicable law. The holder of each share of Class A Common Stock shall be entitled to be paid, out of the assets of the Corporation that are legally available for distribution to the Stockholders, a liquidation payment equal to the Net Asset Value per share of Class A Common Stock and the holder of each share of Class T Common Stock shall be entitled to be paid, out of the assets of the Corporation that are legally available for distribution to the Stockholders, a liquidation payment equal to the Net Asset Value per share of Class T Common Stock; provided, however, that if the available assets of the Corporation are insufficient to pay in full the above described liquidation payments, then such assets, or the proceeds thereof, shall be distributed among the holders of the shares of Class A Common Stock and the Class T Common Stock ratably in the same proportion as the respective amounts that would be payable on such shares of Class A Common Stock and Class T Common Stock if all amounts payable thereon were paid in full.

          Section 5.2.4    Voting Rights.    Except as may be provided otherwise in the Charter, and subject to the express terms of any series of Preferred Shares, each holder of a Common Share shall vote together with the holders of all other Common Shares, and the holders of the Common Shares shall have the exclusive right to vote on all matters (as to which a common stockholder shall be entitled to vote pursuant to applicable law) at all meetings of the Stockholders; provided, however, that with respect to any matter that would only have a material adverse effect on the rights of a particular class of Common Shares, only the holders of such affected class of Common Shares shall have the right to vote.

          Section 5.2.5.    Conversion Upon Listing.    Upon the listing of a class of Common Shares, or of unclassified Common Shares, for trading on a national securities exchange, each Common Share of the classes of Common Shares that are not so listed shall automatically and without any action on the part of the holder thereof convert into a number of shares of the listed class of Common Shares, or of listed unclassified Common Shares, as applicable, equal to a fraction, the numerator of which is the net asset value of the Corporation allocable to the Shares of the applicable non-listed class of Common Shares and the denominator of which is the net asset value of the Corporation allocable to the Shares of the listed class of Common Shares, or to the listed unclassified Common Shares, as applicable.

        Section 5.3.    Preferred Shares.     The Board may classify any unissued Preferred Shares and reclassify any previously classified but unissued Preferred Shares of any series from time to time, into one or more classes or series of Shares.

        Section 5.4.    Classified or Reclassified Shares.     Prior to issuance of classified or reclassified Shares of any class or series, the Board by resolution shall: (a) designate that class or series to distinguish it from all other classes and series of Shares; (b) specify the number of Shares to be included in the class or series; (c) set or change, subject to the provisions of Article VI and subject to the express terms of any class or series of Shares outstanding at the time, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each class or series; and (d) cause the Corporation to file articles supplementary with the State Department of Assessments and Taxation of Maryland. Any of the terms of any class or series of Shares set or changed pursuant to clause (c) of this Section 5.4 may be made dependent upon facts or events ascertainable outside the Charter (including determinations by the Board or other facts or events within the control of the Corporation) and may vary among holders thereof, provided that the manner in which such facts, events or variations shall operate upon the terms of such class or series of Shares is clearly and expressly set forth in the articles supplementary or other charter document.

        Section 5.5.    Dividends and Distributions.     The Board of Directors may from time to time authorize the Corporation to declare and pay to Stockholders such dividends or other Distributions, in cash or other assets of the Corporation or in securities of the Corporation or from any other source as the Board of Directors in its discretion shall determine. The Board of Directors shall endeavor to authorize the Corporation to declare and pay such dividends and Distributions as shall be necessary for the Corporation to qualify as a REIT under the Code so long as such qualification, in the opinion of the Board of Directors, is in the best interest of the Corporation; however, Stockholders shall have no right to any dividend or other Distribution unless and until authorized by the Board and declared by the Corporation. The exercise of the powers and rights of the Board of Directors pursuant to this Section 5.5 shall be subject to the provisions of any class or series of Shares at the time outstanding. The receipt by any Person in whose name any Shares are registered on the records of the Corporation or by his or her duly authorized agent shall be a sufficient discharge for all dividends or other Distributions payable or deliverable in respect of such Shares and from all liability to see to the application thereof.

        Section 5.6.    Charter and Bylaws.     The rights of all Stockholders and the terms of all Shares are subject to the provisions of the Charter and the Bylaws.

 ARTICLE VI
RESTRICTION ON TRANSFER AND OWNERSHIP OF SHARES

        Section 6.1.    Shares.

          Section 6.1.1    Ownership Limitations.    During the period commencing on the Initial Date and prior to the Restriction Termination Date, but subject to Section 6.3:

            (a)   Basic Restrictions.

                (i)  (1) No Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own Shares in excess of the Aggregate Share Ownership Limit, (2) no Person, other than an Excepted Holder, shall Beneficially Own or Constructively Own Common Shares in excess of the Common Share Ownership Limit and (3) no Excepted Holder shall Beneficially Own or Constructively Own Shares in excess of the Excepted Holder Limit for such Excepted Holder.

               (ii)  No Person shall Beneficially Own or Constructively Own Shares to the extent that such Beneficial Ownership or Constructive Ownership of Shares would result in the Corporation being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year), or otherwise failing to qualify as a REIT (including, but not limited to, Beneficial Ownership or Constructive Ownership that would result in the Corporation owning (actually or Constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by the Corporation from such tenant would cause the Corporation to fail to satisfy any of the gross income requirements of Section 856(c) of the Code).

              (iii)  Any Transfer of Shares that, if effective, would result in Shares being Beneficially Owned by less than 100 Persons (determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such Shares.

            (b)   Transfer in Trust.    If any Transfer of Shares occurs which, if effective, would result in any Person Beneficially Owning or Constructively Owning Shares in violation of Section 6.1.1(a)(i) or (ii),

                (i)  then that number of Shares the Beneficial Ownership or Constructive Ownership of which otherwise would cause such Person to violate Section 6.1.1(a)(i) or (ii) (rounded up to the nearest whole share) shall be automatically transferred to a Charitable Trust for the benefit of a Charitable Beneficiary, as described in Section 6.2, effective as of the close of business on the Business Day prior to the date of such Transfer, and such Person shall acquire no rights in such Shares; or

               (ii)  if the transfer to the Charitable Trust described in clause (i) of this sentence would not be effective for any reason to prevent the violation of Section 6.1.1(a)(i) or (ii), then the Transfer of that number of Shares that otherwise would cause any Person to violate Section 6.1.1(a)(i) or (ii) shall be void ab initio, and the intended transferee shall acquire no rights in such Shares.

            To the extent that, upon a transfer of Shares pursuant to this Section 6.1.1(b), a violation of any provision of this Article VI would nonetheless be continuing (for example where the ownership of Shares by a single Charitable Trust would violate the 100 stockholder requirement applicable to REITs), then Shares shall be transferred to that number of Charitable Trusts, each having a distinct Charitable Trustee and a Charitable Beneficiary or

    Beneficiaries that are distinct from those of each other Charitable Trust, such that there is no violation of any provision of this Article VI.

          Section 6.1.2    Remedies for Breach.    If the Board of Directors or its designee (including any duly authorized committee of the Board) shall at any time determine in good faith that a Transfer or other event has taken place that results in a violation of Section 6.1.1(a) or that a Person intends to acquire or has attempted to acquire Beneficial Ownership or Constructive Ownership of any Shares in violation of Section 6.1.1(a) (whether or not such violation is intended), the Board of Directors or its designee shall take such action as it deems advisable to refuse to give effect to or to prevent such Transfer or other event, including, without limitation, causing the Corporation to redeem Shares, refusing to give effect to such Transfer on the books of the Corporation or instituting proceedings to enjoin such Transfer or other event; provided, however, that any Transfers or attempted Transfers or other events in violation of Section 6.1.1(a) shall automatically result in the transfer to the Charitable Trust described above, and, where applicable, such Transfer (or other event) shall be void ab initio as provided above irrespective of any action (or non-action) by the Board of Directors or its designee.

          Section 6.1.3    Notice of Restricted Transfer.    Any Person who acquires or attempts or intends to acquire Beneficial Ownership or Constructive Ownership of Shares that will or may violate Section 6.1.1(a), or any Person who would have owned Shares that resulted in a transfer to the Charitable Trust pursuant to the provisions of Section 6.1.1(b), shall immediately give written notice to the Corporation of such event, or in the case of such a proposed or attempted transaction, give at least 15 days' prior written notice, and shall provide to the Corporation such other information as the Corporation may request in order to determine the effect, if any, of such Transfer on the Corporation's status as a REIT.

          Section 6.1.4    Owners Required To Provide Information.    From the Initial Date and prior to the Restriction Termination Date:

            (a)   every owner of more than five percent (or such lower percentage as required by the Code or the Treasury Regulations promulgated thereunder) of the outstanding Shares, within 30 days after the end of each taxable year, shall give written notice to the Corporation stating the name and address of such owner, the number of Shares Beneficially Owned and a description of the manner in which such Shares are held. Each such owner shall provide to the Corporation such additional information as the Corporation may request in order to determine the effect, if any, of such Beneficial Ownership on the Corporation's status as a REIT and to ensure compliance with the Aggregate Share Ownership Limit, the Common Share Ownership Limit and the other restrictions set forth herein; and

            (b)   each Person who is a Beneficial Owner or Constructive Owner of Shares and each Person (including the stockholder of record) who is holding Shares for a Beneficial Owner or Constructive Owner shall provide to the Corporation such information as the Corporation may request, in good faith, in order to determine the Corporation's status as a REIT and to comply with requirements of any taxing authority or governmental authority or to determine such compliance.

          Section 6.1.5    Remedies Not Limited.    Subject to Section 7.10, nothing contained in this Section 6.1 shall limit the authority of the Board of Directors to take such other action as it deems necessary or advisable to protect the Corporation and the interests of its Stockholders in preserving the Corporation's status as a REIT.

          Section 6.1.6    Ambiguity.    In the case of an ambiguity in the application of any of the provisions of this Section 6.1, Section 6.2 or any definition contained in Article IV, the Board of Directors shall have the power to determine the application of the provisions of this Section 6.1 or

  Section 6.2 with respect to any situation based on the facts known to it. In the event Section 6.1 or 6.2 requires an action by the Board of Directors and the Charter fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine the action to be taken so long as such action is not contrary to the provisions of Article IV or Sections 6.1 or 6.2. Absent a decision to the contrary by the Board of Directors (which the Board may make in its sole and absolute discretion), if a Person would have (but for the remedies set forth in Section 6.1.2) acquired Beneficial Ownership or Constructive Ownership of Shares in violation of Section 6.1.1, such remedies (as applicable) shall apply first to the Shares which, but for such remedies, would have been Beneficially Owned or Constructively Owned (but not actually owned) by such Person, pro rata among the Persons who actually own such Shares based upon the relative number of the Shares held by each such Person.

          Section 6.1.7    Exceptions.

            (a)   Subject to Section 6.1.1(a)(ii), the Board of Directors, in its sole and absolute discretion, may exempt (prospectively or retroactively) a Person from the Aggregate Share Ownership Limit and the Common Share Ownership Limit, as the case may be, and may establish or increase an Excepted Holder Limit for such Person if:

                (i)  the Board of Directors obtains such representations and undertakings from such Person as are reasonably necessary to ascertain that no individual's Beneficial Ownership or Constructive Ownership of such Shares will violate Section 6.1.1(a)(ii);

               (ii)  such Person does not and represents that it will not own, actually or Constructively, an interest in a tenant of the Corporation (or a tenant of any entity owned or controlled by the Corporation) that would cause the Corporation to own, actually or Constructively, more than a 9.9% interest (as set forth in Section 856(d)(2)(B) of the Code) in such tenant and the Board of Directors obtains such representations and undertakings from such Person as are reasonably necessary to ascertain this fact (for this purpose, a tenant from whom the Corporation (or an entity owned or controlled by the Corporation) derives (and is expected to continue to derive) a sufficiently small amount of revenue such that, in the opinion of the Board of Directors, rent from such tenant would not adversely affect the Corporation's ability to qualify as a REIT, shall not be treated as a tenant of the Corporation); and

              (iii)  such Person agrees that any violation or attempted violation of such representations or undertakings (or other action which is contrary to the restrictions contained in Sections 6.1.1 through 6.1.6) will result in such Shares being automatically transferred to a Charitable Trust in accordance with Sections 6.1.1(b) and 6.2.

            (b)   Prior to granting any exception pursuant to Section 6.1.7(a), the Board of Directors may require a ruling from the Internal Revenue Service, or an opinion of counsel, in either case in form and substance satisfactory to the Board of Directors in its sole discretion, as it may deem necessary or advisable in order to determine or ensure the Corporation's status as a REIT. Notwithstanding the receipt of any ruling or opinion, the Board of Directors may impose such conditions or restrictions as it deems appropriate in connection with granting such exception.

            (c)   Subject to Section 6.1.1(a)(ii), an underwriter which participates in a public offering or a private placement of Shares (or securities convertible into or exchangeable for Shares) may Beneficially Own or Constructively Own Shares (or securities convertible into or exchangeable for Shares) in excess of the Aggregate Share Ownership Limit, the Common Share Ownership Limit or both such limits, but only to the extent necessary to facilitate such public offering or private placement.

            (d)   The Board of Directors may only reduce the Excepted Holder Limit for an Excepted Holder: (1) with the written consent of such Excepted Holder at any time, or (2) pursuant to the terms and conditions of the agreements and undertakings entered into with such Excepted Holder in connection with the establishment of the Excepted Holder Limit for that Excepted Holder. No Excepted Holder Limit shall be reduced to a percentage that is less than the Common Share Ownership Limit.

          Section 6.1.8    Increase or Decrease in Aggregate Share Ownership and Common Share Ownership Limits.    Subject to Section 6.1.1(a)(ii), the Board of Directors may from time to time increase the Common Share Ownership Limit and the Aggregate Share Ownership Limit for one or more Persons and decrease the Common Share Ownership Limit and the Aggregate Share Ownership Limit for all other Persons; provided, however, that the decreased Common Share Ownership Limit and/or Aggregate Share Ownership Limit will not be effective for any Person whose percentage ownership in Shares is in excess of such decreased Common Share Ownership Limit and/or Aggregate Share Ownership Limit until such time as such Person's percentage of Shares equals or falls below the decreased Common Share Ownership Limit and/or Aggregate Share Ownership Limit, but any further acquisition of Shares in excess of such percentage ownership of Shares will be in violation of the Common Share Ownership Limit and/or Aggregate Share Ownership Limit and, provided further, that the new Common Share Ownership Limit and/or Aggregate Share Ownership Limit would not allow five or fewer Persons to Beneficially Own more than 49.9% in value of the outstanding Shares.

          Section 6.1.9    Legend.    Any certificate representing Shares shall bear substantially the following legend:

      The Shares represented by this certificate are subject to restrictions on Beneficial Ownership and Constructive Ownership and Transfer for the purpose, among others, of the Corporation's maintenance of its status as a real estate investment trust (a "REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). Subject to certain further restrictions and except as expressly provided in the Charter, (i) no Person may Beneficially Own or Constructively Own Common Shares in excess of 9.8% (in value or number of Shares) of the outstanding Common Shares unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (ii) no Person may Beneficially Own or Constructively Own Shares in excess of 9.8% of the value of the total outstanding Shares, unless such Person is an Excepted Holder (in which case the Excepted Holder Limit shall be applicable); (iii) no Person may Beneficially Own or Constructively Own Shares that would result in the Corporation being "closely held" under Section 856(h) of the Code or otherwise cause the Corporation to fail to qualify as a REIT; and (iv) any Transfer of Shares that, if effective, would result in Shares being Beneficially Owned by less than 100 Persons (as determined under the principles of Section 856(a)(5) of the Code) shall be void ab initio, and the intended transferee shall acquire no rights in such Shares. Any Person who Beneficially Owns or Constructively Owns or attempts to Beneficially Own or Constructively Own Shares which cause or will cause a Person to Beneficially Own or Constructively Own Shares in excess or in violation of the above limitations must immediately notify the Corporation in writing (or, in the case of an attempted transaction, give at least 15 days prior written notice). If any of the restrictions on transfer or ownership as set forth in (i), (ii) or (iii) above are violated, the Shares in excess or in violation of the above limitations will be automatically transferred to a Charitable Trust for the benefit of one or more Charitable Beneficiaries. In addition, the Corporation may redeem Shares upon the terms and conditions specified by the Board of Directors in its sole and absolute discretion if the Board of Directors determines that ownership or a Transfer or other event may violate the restrictions described above. Furthermore, upon the occurrence of certain events, attempted Transfers in violation of the restrictions described in (i), (ii) or (iii) above may be void ab initio. All capitalized terms in this legend have the meanings defined in the Charter, as the same may be amended from time to time, a copy of which, including the restrictions on transfer and ownership, will be furnished to each holder of Shares on request and without charge. Requests for such a copy may be directed to the Secretary of the Corporation at its principal office.

        Instead of the foregoing legend, the certificate may state that the Corporation will furnish a full statement about certain restrictions on transferability to a Stockholder on request and without charge. In the case of uncertificated Shares, the Corporation will send the holder of such Shares, on request and without charge, a written statement of the information otherwise required on certificates.

        Section 6.2.    Transfer of Shares in Trust.

          Section 6.2.1    Ownership in Trust.    Upon any purported Transfer or other event described in Section 6.1.1(b) that would result in a transfer of Shares to a Charitable Trust, such Shares shall be deemed to have been transferred to the Charitable Trustee as trustee of a Charitable Trust for the exclusive benefit of one or more Charitable Beneficiaries. Such transfer to the Charitable Trustee shall be deemed to be effective as of the close of business on the Business Day prior to the purported Transfer or other event that results in the transfer to the Charitable Trust pursuant to Section 6.1.1(b). The Charitable Trustee shall be appointed by the Corporation and shall be a Person unaffiliated with the Corporation and any Prohibited Owner. Each Charitable Beneficiary shall be designated by the Corporation as provided in Section 6.2.6.

          Section 6.2.2    Status of Shares Held by the Charitable Trustee.    Shares held by the Charitable Trustee shall continue to be issued and outstanding Shares. The Prohibited Owner shall have no rights in the Shares held by the Charitable Trustee. The Prohibited Owner shall not benefit economically from ownership of any Shares held in trust by the Charitable Trustee, shall have no rights to dividends or other Distributions and shall not possess any rights to vote or other rights attributable to the Shares held in the Charitable Trust.

          Section 6.2.3    Dividend and Voting Rights.    The Charitable Trustee shall have all voting rights and rights to dividends or other Distributions with respect to Shares held in the Charitable Trust, which rights shall be exercised for the exclusive benefit of the Charitable Beneficiary. Any dividend or other Distribution paid prior to the discovery by the Corporation that Shares have been transferred to the Charitable Trustee shall be paid by the recipient of such dividend or other Distribution to the Charitable Trustee upon demand and any dividend or other Distribution authorized but unpaid shall be paid when due to the Charitable Trustee. Any dividends or other Distributions so paid over to the Charitable Trustee shall be held in trust for the Charitable Beneficiary. The Prohibited Owner shall have no voting rights with respect to Shares held in the Charitable Trust and, subject to Maryland law, effective as of the date that the Shares have been transferred to the Charitable Trustee, the Charitable Trustee shall have the authority (at the Charitable Trustee's sole discretion) (i) to rescind as void any vote cast by a Prohibited Owner prior to the discovery by the Corporation that Shares have been transferred to the Charitable Trustee and (ii) to recast such vote in accordance with the desires of the Charitable Trustee acting for the benefit of the Charitable Beneficiary; provided, however, that if the Corporation has already taken irreversible corporate action, then the Charitable Trustee shall not have the authority to rescind and recast such vote. Notwithstanding the provisions of this Article VI, until the Corporation has received notification that Shares have been transferred into a Charitable Trust, the Corporation shall be entitled to rely on its share transfer and other Stockholder records for purposes of preparing lists of Stockholders entitled to vote at meetings, determining the validity and authority of proxies and otherwise conducting votes of Stockholders.

          Section 6.2.4    Sale of Shares by Charitable Trustee.    Within 20 days of receiving notice from the Corporation that Shares have been transferred to the Charitable Trust, the Charitable Trustee shall sell the Shares held in the Charitable Trust to a Person, designated by the Charitable Trustee, whose ownership of the Shares will not violate the ownership limitations set forth in Section 6.1.1(a). Upon such sale, the interest of the Charitable Beneficiary in the Shares sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner and to the Charitable Beneficiary as provided in this Section 6.2.4. The Prohibited Owner shall receive the lesser of (1) the price paid by the Prohibited Owner for the Shares or, if the Prohibited Owner did not give value for the Shares in connection with the event causing the Shares to be held in the Charitable Trust (e.g., in the case of a gift, devise or other such transaction), the Market Price of the Shares on the day of the event causing the Shares to be held in the Charitable Trust and (2) the price per share received by the Charitable Trustee (net of any commissions and other expenses of sale) from the sale or other disposition of the Shares held in the Charitable Trust. The Charitable Trustee may reduce the amount payable to the Prohibited Owner by the amount of dividends and other Distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Charitable Trustee pursuant to Section 6.2.3 of this Article VI. Any net sales proceeds in excess of the amount payable to the Prohibited Owner shall be immediately paid to the Charitable Beneficiary. If, prior to the discovery by the Corporation that Shares have been transferred to the Charitable Trustee, such Shares are sold by a Prohibited Owner, then (i) such Shares shall be deemed to have been sold on behalf of the Charitable Trust and (ii) to the extent that the Prohibited Owner received an amount for such Shares that exceeds the amount that such Prohibited Owner was entitled to receive pursuant to this Section 6.2.4, such excess shall be paid to the Charitable Trustee upon demand.

          Section 6.2.5    Purchase Right in Shares Transferred to the Charitable Trustee.    Shares transferred to the Charitable Trustee shall be deemed to have been offered for sale to the Corporation, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the Charitable Trust (or, in the case of a devise or gift, the Market Price at the time of such devise or gift) and (ii) the Market Price on the date the Corporation, or its designee, accepts such offer. The Corporation may reduce the amount payable to the Prohibited Owner by the amount of dividends and other Distributions which have been paid to the Prohibited Owner and are owed by the Prohibited Owner to the Charitable Trustee pursuant to Section 6.2.3 of this Article VI. The Corporation may pay the amount of such reduction to the Charitable Trustee for the benefit of the Charitable Beneficiary. The Corporation shall have the right to accept such offer until the Charitable Trustee has sold the Shares held in the Charitable Trust pursuant to Section 6.2.4. Upon such a sale to the Corporation, the interest of the Charitable Beneficiary in the Shares sold shall terminate and the Charitable Trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

          Section 6.2.6    Designation of Charitable Beneficiaries.    By written notice to the Charitable Trustee, the Corporation shall designate one or more nonprofit organizations to be the Charitable Beneficiary of the interest in the Charitable Trust such that (i) Shares held in the Charitable Trust would not violate the restrictions set forth in Section 6.1.1(a) in the hands of such Charitable Beneficiary and (ii) each such organization must be described in Section 501(c)(3) of the Code and contributions to each such organization must be eligible for deduction under each of Sections 170(b)(1)(A), 2055 and 2522 of the Code. Neither the failure of the Corporation to make such designation nor the failure of the Corporation to appoint the Trustee before the automatic transfer provided in Section 6.1.1(b) shall make such transfer ineffective, provided that the Corporation thereafter makes such designation and appointment.

        Section 6.3.    NYSE Transactions.     Nothing in this Article VI shall preclude the settlement of any transaction entered into through the facilities of the NYSE or any other national securities exchange or automated inter-dealer quotation system. The fact that the settlement of any transaction occurs shall not negate the effect of any other provision of this Article VI and any transferee in such a transaction shall be subject to all of the provisions and limitations set forth in this Article VI.

        Section 6.4.    Enforcement.     The Corporation is authorized specifically to seek equitable relief, including injunctive relief, to enforce the provisions of this Article VI.

        Section 6.5.    Non-Waiver.     No delay or failure on the part of the Corporation or the Board of Directors in exercising any right hereunder shall operate as a waiver of any right of the Corporation or the Board of Directors, as the case may be, except to the extent specifically waived in writing.

ARTICLE VII
PROVISIONS FOR DEFINING, LIMITING
AND REGULATING CERTAIN POWERS OF THE
CORPORATION AND OF THE STOCKHOLDERS AND DIRECTORS

        Section 7.1.    Number of Directors.     The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. The number of Directors of the Corporation (the "Directors") shall be nine, which number may be increased or decreased from time to time pursuant to the Bylaws; provided, however, that, the total number of Directors shall not be fewer than the minimum number required by the MGCL.

        The Directors may increase the number of Directors and fill any vacancy, whether resulting from an increase in the number of Directors or otherwise, on the Board of Directors prior to the first annual meeting of Stockholders in the manner provided in the Bylaws.

        The Corporation elects pursuant to Section 3-804(c) of the MGCL, that, except as may be provided by the Board of Directors in setting the terms of any class or series of Preferred Shares, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining Directors in office, even if the remaining Directors do not constitute a quorum, and any Director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which such vacancy occurred.

        Section 7.2.    Extraordinary Actions.     Notwithstanding any provision of law permitting or requiring any action to be taken or approved by the affirmative vote of Stockholders entitled to cast a greater number of votes, any such action shall be effective and valid if declared advisable by the Board of Directors and taken or approved by the affirmative vote of Stockholders entitled to cast a majority of all the votes entitled to be cast on the matter.

        Section 7.3.    Authorization by Board of Stock Issuance.     The Board of Directors may authorize the issuance from time to time of Shares of any class or series, whether now or hereafter authorized, or securities or rights convertible into Shares of any class or series, whether now or hereafter authorized, for such consideration as the Board of Directors may deem advisable (or without consideration in the case of a stock split or stock dividend), subject to such restrictions or limitations, if any, as may be set forth in the Charter or the Bylaws.

        Section 7.4.    Preemptive Rights and Appraisal Rights.     Except as may be provided by the Board of Directors in setting the terms of classified or reclassified Shares pursuant to Section 5.4 or as may otherwise be provided by contract approved by the Board of Directors, no holder of Shares shall, as such holder, have any preemptive right to purchase or subscribe for any additional Shares or any other security of the Corporation which it may issue or sell. Holders of Shares shall not be entitled to exercise any rights of an objecting stockholder provided for under Title 3, Subtitle 2 of the MGCL or any successor statute unless the Board of Directors, upon the affirmative vote of a majority of the Board of Directors, shall determine that such rights apply, with respect to all or any classes or series of

Shares, to one or more transactions occurring after the date of such determination in connection with which holders of such Shares would otherwise be entitled to exercise such rights.

        Section 7.5.    REIT Qualification.     If the Corporation elects to qualify for federal income tax treatment as a REIT, the Board of Directors shall use its reasonable best efforts to take such actions as are necessary or appropriate to preserve the status of the Corporation as a REIT; however, the Board of Directors may revoke or otherwise terminate the Corporation's REIT election pursuant to Section 856(g) of the Code if a majority of the directors not otherwise interested in the transaction conclude that a failure to effect such a revocation or termination could result in material adverse tax consequences to the Corporation or its Stockholders. The Board of Directors also may determine that compliance with any restriction or limitation on stock ownership and transfers set forth in Article VI is no longer required for REIT qualification.

        Section 7.6.    Removal of Directors.     Subject to the rights of holders of one or more classes or series of Preferred Shares to elect or remove one or more Directors, any Director, or the entire Board of Directors, may be removed from office at any time, but only for cause and only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of Directors. For the purpose of this paragraph, "cause" shall mean, with respect to a particular Director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such Director caused demonstrable, material harm to the Corporation through bad faith or active and deliberate dishonesty.

        Section 7.7.    Determinations by Board.     The determination as to any of the following matters, made by or pursuant to the direction of the Board of Directors consistent with the Charter, shall be final and conclusive and shall be binding upon the Corporation and every holder of Shares: the amount of the net income of the Corporation for any period and the amount of assets at any time legally available for the payment of dividends, redemption of Shares or the payment of other Distributions on Shares; the amount of paid-in surplus, net assets, other surplus, annual or other cash flow, funds from operations, net profit, net assets in excess of capital, undivided profits or excess of profits over losses on sales of assets; the amount, purpose, time of creation, increase or decrease, alteration or cancellation of any reserves or charges and the propriety thereof (whether or not any obligation or liability for which such reserves or charges shall have been created shall have been paid or discharged); any interpretation of or resolution of any ambiguity with respect to any provision of the Charter (including any of the terms, preferences, conversion or other rights, voting powers or rights, restrictions, limitations as to dividends or other Distributions, qualifications or terms or conditions of redemption of any class or series of Shares) or of the Bylaws; the fair value, or any sale, bid or asked price to be applied in determining the fair value, of any asset owned or held by the Corporation or any Shares; the number of Shares of any class of the Corporation; any matter relating to the acquisition, holding and disposition of any assets by the Corporation; any interpretation of the terms and conditions of one or more agreements with any Person; or any other matter relating to the business and affairs of the Corporation or required or permitted by applicable law, the Charter or Bylaws or otherwise to be determined by the Board of Directors; provided, however, that any determination by the Board of Directors as to any of the preceding matters shall not render invalid or improper any action taken or omitted prior to such determination and no Director shall be liable for making or failing to make such a determination.

ARTICLE VIII
LIABILITY LIMITATION AND INDEMNIFICATION

        Section 8.1.    Limitation of Stockholder Liability.     No Stockholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to the Corporation by reason of his or her being a Stockholder, nor shall any Stockholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any Person in connection with the Corporation's assets or the affairs of the Corporation by reason of his or her being a Stockholder.

        Section 8.2.    Limitation of Director and Officer Liability; Indemnification.     To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former Director or officer of the Corporation shall be liable to the Corporation or its Stockholders for money damages. Neither the amendment nor repeal of this Section 8.2, nor the adoption or amendment of any other provision of the Charter or Bylaws inconsistent with this Section 8.2, shall apply to or affect in any respect the applicability of the preceding sentence with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

        Section 8.3.    Indemnification.     To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Director or officer of the Corporation or a non-Director member of the Corporation's investment committee and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity, (ii) any individual who, while a Director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner, member, manager or trustee of such corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (iii) the Corporation's advisor or any of such advisor's affiliates acting as an agent of the Corporation and who is made or threatened to be made a party to the proceeding by reason of its service in that capacity. The rights to indemnification and advance of expenses provided to a Director or officer hereby shall vest immediately upon election of such Director or officer. The Corporation may, with the approval of the Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a Person who served a predecessor of the Corporation in any of the capacities described in (i) or (ii) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The indemnification and payment or reimbursement of expenses provided herein shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment or reimbursement of expenses may be or may become entitled under any bylaw, resolution, insurance, agreement or otherwise. The Board may take such action as is necessary to carry out this Section 8.3. No amendment of the Charter or repeal of any of its provisions shall limit or eliminate the right of indemnification provided hereunder with respect to acts or omissions occurring prior to such amendment or repeal.

        Section 8.4.    Express Exculpatory Clauses in Instruments.     Neither the Stockholders nor the Directors, officers, employees or agents of the Corporation shall be liable under any written instrument creating an obligation of the Corporation by reason of their being Stockholders, Directors, officers, employees or agents of the Corporation, and all Persons shall look solely to the Corporation's assets for the payment of any claim under or for the performance of that instrument. The omission of the foregoing exculpatory language from any instrument shall not affect the validity or enforceability of such instrument and shall not render any Stockholder, Director, officer, employee or agent liable thereunder to any third party, nor shall the Directors or any officer, employee or agent of the Corporation be liable to anyone as a result of such omission.

ARTICLE IX
AMENDMENTS

        The Corporation reserves the right from time to time to make any amendment to the Charter, now or hereafter authorized by law, including any amendment altering the terms or contract rights, as expressly set forth in the Charter, of any Shares. All rights and powers conferred by the Charter on Stockholders, Directors and officers are granted subject to this reservation.

        THIRD:    The amendment and restatement of the charter of the Corporation as hereinabove set forth has been duly advised and approved by the Board of Directors and approved by the stockholders of the Corporation to the extent required by law.

        FOURTH:    The current address of the principal office of the Corporation is as set forth in Article III of the foregoing amendment and restatement of the charter.

        FIFTH:    The name and address of the Corporation's current resident agent is as set forth in Article III of the foregoing amendment and restatement of the charter.

        SIXTH:    The number of directors of the Corporation and the names of those currently in office are as set forth in Article VII of the foregoing amendment and restatement of the charter.

        SEVENTH:    The undersigned acknowledges these Third Articles of Amendment and Restatement to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned acknowledges that to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.

        IN WITNESS WHEREOF, the Corporation has caused these Third Articles of Amendment and Restatement to be signed in its name and on its behalf by its Chief Executive Officer and attested to by its Secretary on this                        day of                                    ,                         .

ATTEST:	CAREY WATERMARK INVESTORS 2 INCORPORATED
(SEAL)
Name:	Name:
Title:	Title:

[Third Articles of Amendment and Restatement]

Annex E

745 Seventh Avenue New York, NY 10019 United States

CONFIDENTIAL
October 21, 2019

Special Committee of the Board of Directors
Carey Watermark Investors Incorporated
50 Rockefeller Plaza
New York, NY 10020

Members of the Special Committee:

        We understand that Carey Watermark Investors Incorporated, a Maryland corporation (the "Company") intends to enter into a transaction (the "Merger") with Carey Watermark Investors 2 Incorporated, a Maryland corporation ("CWI 2"), and Apex Merger Sub LLC, a Maryland limited liability company and a direct wholly owned subsidiary of CWI 2 ("Merger Sub"), pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company surviving the Merger as a direct wholly owned subsidiary of CWI 2, and each share of common stock, $0.001 par value per share, of the Company (the "Company Common Stock") (other than shares of the Company Common Stock held by CWI 2, CWI OP, LP, a Delaware limited partnership and the operating partnership of the Company (the "Company OP"), CWI 2 OP, LP, a Delaware limited partnership and the operating partnership of CWI 2 ("CWI 2 OP") or any wholly owned subsidiary of the Company, CWI 2, the Company OP or CWI 2 OP (collectively, the "Excluded Shareholders")) will be converted into the right to receive 0.9106 shares of validly issued, fully paid and nonassessable shares of Class A common stock, $0.001 par value per share, of CWI 2 (the "CWI 2 Common Stock" and such number of shares of CWI 2 Common Stock, the "Stock Consideration"). We understand that, concurrently with the Merger, the Company and CWI 2 intend to enter into a transaction (the "Internalization") with the Company OP, CWI 2 OP, W. P. Carey Inc., a Maryland corporation ("WPC"), Watermark Capital Partners, LLC, a Delaware limited liability company ("Watermark Capital"), CWA, LLC, an Illinois limited liability company ("CWA"), CWA 2, LLC, an Illinois limited liability company (together with Watermark Capital and CWA, the "Watermark Entities") and certain other parties pursuant to which, among other things, (i) the parties will take certain steps to redeem the CWI 1 SGP Interest and the CWI 2 SGP Interest (each as defined in the Internalization Agreement (as defined below)) (collectively, the "SGP Interests"); (ii) the CWI 1 Advisory Agreement, CWI 2 Advisory Agreement and the Subadvisory Agreements (each as defined in the Internalization Agreement) will be terminated; (iii) CWI 2 will internalize certain management services provided directly or indirectly by the WPC Entities (as defined in the Internalization Agreement) and the Watermark Entities; and (iv) (A) certain of the WPC Entities will exchange with CWI 2 their respective portions of the SGP Interests for (1) 2,840,549 shares of CWI 2 Common Stock in the aggregate and (2) shares of Preferred Stock (as defined in the Internalization Agreement) with a liquidation preference of $65 million in the aggregate, and (B) certain of the Watermark Entities will exchange with CWI 2 their respective portions of the SGP Interests for 2,417,996 common limited partnership interests in the aggregate in CWI 2 OP. We understand that in connection with the Merger and the Internalization, the Company and CWI 2 have entered into a transaction (the "Commitment," and together with the Merger and the Internalization, the "Proposed Transaction") with Watermark Capital and Michael Medzigian pursuant to which, among other things, (i) Watermark Capital has agreed to cease and wind-up certain business activities, (ii) Watermark Capital and Mr. Medzigian have agreed to devote their business activities to the Company and CWI 2 and certain other activities set forth in the Commitment Agreement (defined below), and (iii) the Company and CWI 2 shall pay to Watermark Capital an aggregate of $6,950,000 (of which the Company shall be responsible for $4,100,500), with $5,000,000 of the aggregate payment due and payable by October 25, 2019, and $1,950,000 due and payable by January 15, 2020, provided Mr. Medzigian has entered into an employment agreement to serve as Chief Executive Officer of the Company and CWI 2. The terms and conditions of the Merger are set forth in more detail in the Agreement and Plan of Merger, dated on or about October 22, 2019 (the "Merger Agreement"), by and among the Company, CWI 2 and Merger Sub. The terms and conditions of the Internalization are set forth in more detail in the Internalization Agreement, dated on or about October 22, 2019 (the "Internalization Agreement") by and among the Company, the Company OP, CWI 2, CWI 2 OP, WPC, the Watermark Entities and the other parties thereto. The terms and conditions of the Commitment are set forth in more detail in the Commitment Agreement, dated as of October 1, 2019 (the "Commitment Agreement"), by and among the Company, CWI 2, Watermark Capital and Mr. Medzigian. The summary of the Merger, the Internalization and the Commitment set forth above is qualified in its entirety by the terms of the Merger Agreement, the Internalization Agreement and the Commitment Agreement, respectively.

        We have been requested by the Special Committee of the Board of Directors of the Company (the "Special Committee") to render our opinion with respect to the fairness, from a financial point of view, to the holders of shares of the Company Common Stock (other than the Excluded Shareholders) of the Stock Consideration. At the Special Committee's instruction, we have assumed that the Internalization will be consummated concurrently with the Merger and that the parties to the Commitment Agreement have performed and will perform their duties thereunder. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction or the likelihood of consummation of the Proposed Transaction. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any parties to the Proposed Transaction, or any class of such persons, relative to the Stock Consideration to be offered to the holders of shares of the Company Common Stock in the Merger.

        In arriving at our opinion, we reviewed and analyzed: (1) a draft of the Merger Agreement, dated as of October 19, 2019 and the specific terms of the Proposed Transaction; (2) a draft of the Internalization Agreement, dated as of October 17, 2019, and the CWI 1 Advisory Agreement, CWI 2 Advisory Agreement and Subadvisory Agreements; (3) the Commitment Agreement, (4) publicly available information concerning the Company and CWI 2 that we believe to be relevant to our analysis, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019, CWI 2's Annual Report on Form 10-K for the fiscal year ended December 31, 2018, and CWI 2's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2019; (5) standalone financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including standalone financial projections of the Company prepared by management of the Company (the "Company Standalone Projections"); (6) standalone financial and operating information with respect to the business, operations and prospects of CWI 2 furnished to us by the Company, including standalone financial projections of CWI 2 prepared by management of CWI 2 (the "CWI 2 Standalone Projections," and together with the Company Standalone Projections, the "Standalone Projections"); (7) pro forma financial projections for the combined company after giving effect to the Proposed Transaction furnished to us by the Company, including cost savings, operating synergies and other strategic benefits expected by management of the Company to result from the combination of the businesses of the Company and CWI 2 and the consummation of the Internalization, assuming the Internalization is consummated concurrently with the Merger and the Company and CWI 2 fund their obligations under the Commitment in the amounts and at the times contemplated thereby (the "Pro Forma Projections"); and (8) a comparison of the anticipated future financial condition and performance of the Company on a standalone basis per the Company Standalone Projections and the projected future financial condition and performance of the combined company on a pro forma basis per the Pro Forma Projections with each other and with those of other companies that we deemed relevant. In addition, we have had discussions with the management of the Company concerning the business, operations, assets, liabilities, financial condition and prospects of each of the Company and CWI 2 individually and on a pro forma basis and the current competitive dynamics of the Company's and CWI 2's industry; and have undertaken such other studies, analyses and investigations as we deemed appropriate.

        In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Standalone Projections, upon the advice of the Company and with the instruction of the Special Committee, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company would perform, in the absence of the Proposed Transaction, substantially in accordance with such projections. With respect to the CWI 2 Standalone Projections, upon the advice of the Company and with the instruction of the Special Committee, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of CWI 2 as to the future financial performance of CWI 2 and that CWI 2 would perform, in the absence of the Proposed Transaction, substantially in accordance with such projections. With respect to the Pro Forma Projections, upon advice of the Company and with the instruction of the Special Committee, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company and CWI 2 on a combined basis and that the combined company will perform substantially in accordance with such projections, assuming the Internalization is consummated concurrently with the Merger and the Company and CWI 2 fund their obligations under the Commitment in the amounts and at the times contemplated thereby. We assume no responsibility for and we express no view as to any of the abovementioned projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or CWI 2 and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or CWI 2. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. Our opinion should not be viewed as providing any assurance that the value of the shares of Company Common Stock and CWI 2 Common Stock to be held by their respective shareholders following the announcement or consummation of the Proposed Transaction will be in excess of the value of Company Common Stock and CWI 2 Common Stock owned by such shareholders at any time prior to the announcement or consummation of the Proposed Transaction.

        We have assumed that the executed Merger Agreement and the executed Internalization Agreement, in each case, will conform in all material respects to the last draft reviewed by us. In addition, we have assumed the accuracy of the representations and warranties contained in the Merger Agreement, the Internalization Agreement and all agreements related thereto. We have also assumed, upon the advice of the Company, that all material governmental, regulatory and third party approvals, consents and releases for the Proposed Transaction will be obtained within the constraints contemplated by the Merger Agreement and the Internalization Agreement and that the Proposed Transaction will be consummated in accordance with the terms of the Merger Agreement, the Internalization Agreement and the Commitment Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. We do not express any opinion as to any tax or other consequences that might result from the Proposed Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

        Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, after giving effect to the Proposed Transaction, the Stock Consideration is fair to the holders of shares of the Company Common Stock (other than the Excluded Shareholders).

        We have acted as financial advisor to the Special Committee in connection with the Proposed Transaction and will receive fees for our services, a portion of which is payable upon rendering this opinion and a substantial portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to reimburse our reasonable expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking and financial services for WPC in the past, and we may perform such services in the future, and have received, and expect to receive, customary fees for such services. Specifically, in the past two years, we have performed the following investment banking and financial services for WPC: (i) financial advisor to WPC on its acquisition of CPA:17 in October 2018; (ii) joint bookrunner on WPC's notes offerings in February 2018 and September 2019; (iii) lender in WPC's existing credit facilities; and (iv) dealer under WPC's at-the-market equity program. In the past two (2) years, we have not performed investment banking services for the Company, CWI 2 or Watermark Capital and have not received any fees from the Company, CWI 2 or Watermark Capital, although we have met and may meet with Watermark Capital from time to time to discuss strategic and financing alternatives.

        Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses, including investment and commercial banking, lending, asset management and other financial and nonfinancial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company and CWI 2 for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

        This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Special Committee and is rendered to the Special Committee in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any holder of shares of the Company Common Stock as to how such holder should vote with respect to the Proposed Transaction.

Very truly yours,
/s/ Barclays Capital Inc.
BARCLAYS CAPITAL INC.

Annex F

October 21, 2019

Special Committee of the
Board of Directors
Carey Watermark Investors 2 Incorporated
50 Rockefeller Plaza
New York, New York 10020

Members of the Special Committee of the Board:

        We understand that Carey Watermark Investors Incorporated ("CWI"), Carey Watermark Investors 2 Incorporated ("CWI2") and Apex Merger Sub LLC, a direct wholly owned subsidiary of CWI2 ("Acquisition Sub"), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated October 16, 2019 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Acquisition Sub with and into CWI. Pursuant to the Merger, CWI will become a wholly owned subsidiary of CWI2, and each outstanding share of Common Stock, par value $0.001 per share, of CWI (the "CWI Common Stock"), other than shares held by CWI2 or by a wholly owned subsidiary of CWI or CWI2 ("Excluded Shares"), will be converted into the right to receive 0.9106 shares (the "Exchange Ratio") of Class A Common Stock, par value $0.001 per share, of CWI2, subject to adjustment in certain circumstances. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

        We also understand that, immediately after the consummation of the Merger, each of CWI and CWI2 will effect a series of transactions (the "Internalization Transactions") pursuant to that certain Internalization Agreement (the "Internalization Agreement") proposed to be entered into by and among CWI, CWI OP, LP, CWI2, CWI 2 OP, LP, W. P. Carey Inc. ("WPC"), Carey Watermark Holdings, LLC, CLA Holdings, LLC, Carey REIT II, Inc., Carey Watermark Holdings 2, LLC, WPC Holdco LLC, Carey Lodging Advisors, LLC, the advisor to each of CWI and CWI2 (the "Advisor"), Watermark Capital Partners, LLC ("Watermark"), CWA, LLC, and CWA 2, LLC, under which, among other things, the management of each of CWI and CWI2 will be internalized and in connection therewith certain consideration will be paid in respect of the redemption of the CWI 1 SGP Interest and the CWI 2 SGP Interest (both as defined in the Internalization Agreement) and the purchase of certain assets from Watermark and its affiliates, as to which we express no view or opinion.

        You have asked for our opinion as to whether the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to CWI2.

        For purposes of the opinion set forth herein, we have:

  1)
  Reviewed certain publicly available financial statements and other business and financial information of CWI and CWI2, respectively;

  2)
  Reviewed certain internal financial statements and other financial and operating data concerning CWI and CWI2, respectively;

  3)
  Reviewed certain financial projections for each of CWI and CWI2 on a stand-alone basis prepared by the managements of CWI and CWI2, including certain adjustments for the consummation of the Internalization Transactions reflecting a methodology approved by the managements of CWI and CWI2 (the "Internalization Adjustments"), and certain financial projections for CWI2 on a proforma basis giving effect to the Merger and the Internalization Transactions prepared by the managements of CWI and CWI2;

F-1

  4)
  Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger and the Internalization Transactions prepared by the managements of CWI and CWI2;

  5)
  Discussed the past and current operations and financial condition and the prospects of CWI and CWI2, including information relating to certain strategic, financial and operational benefits anticipated from the Merger and the Internalization Transactions with senior executives of CWI and CWI2;

  6)
  Reviewed the estimated net asset values as of December 31, 2018, of CWI and CWI2, respectively, calculated by the Advisor based on (i) appraisals of the fair market values as of December 31, 2018, of the real estate portfolios of CWI and CWI2, respectively, provided by CBRE Hotels and (ii) estimates of fair market values as of December 31, 2018, of the mortgage debt of CWI and CWI2, respectively, provided by Robert A. Stanger & Co. (collectively, the "NAV Reports"), as adjusted to reflect the Internalization Adjustments;

  7)
  Compared the financial performance of CWI and CWI2 with that of certain publicly-traded companies comparable with CWI and CWI2, respectively;

  8)
  Participated in certain discussions and negotiations among representatives of CWI and CWI2 and their respective financial and legal advisors;

  9)
  Reviewed the Merger Agreement and certain related documents, including the Internalization Agreement; and

  10)
  Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by CWI and CWI2, and formed a substantial basis for this opinion. With respect to the financial projections, the Internalization Adjustments and information relating to certain strategic, financial and operational benefits anticipated from the Merger and the Internalization Transactions, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of CWI and CWI2 of the future financial performance of CWI and CWI2, as applicable. In addition, we have assumed that (i) the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the Merger will be treated as a tax-free reorganization, pursuant to the Internal Revenue Code of 1986, as amended, (ii) the Internalization Transactions will be consummated immediately after the Merger in accordance with the terms set forth in the Internalization Agreement without any waiver, amendment or delay of any terms or conditions and (iii) the definitive Merger Agreement and the definitive Internalization Agreement will not differ in any material respect from the drafts thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Internalization Transactions and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Internalization Transaction and Merger. We have relied upon, without independent verification, the assessment by the managements of CWI and CWI2 of: (i) the strategic, financial and other benefits expected to result from the Merger and the Internalization Transactions; and (ii) the timing and risks associated with the Merger and the Internalization Transactions and the integration of CWI and CWI2. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Advisor, CWI and CWI2 and their legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We have also been advised by each of CWI and CWI2 that it has

F-2

operated in conformity with the requirements for qualification as a real estate investment trust ("REIT") for U.S. federal income tax purposes since its election as a REIT and we have assumed that the Internalization Transactions and the Merger will not adversely affect such status or operations. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of CWI's officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of shares of CWI Common Stock (other than the holders of Excluded Shares) in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of CWI or CWI2, nor have we been furnished with any such valuations or appraisals, other than the NAV Reports, upon which we have relied without independent verification. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

        Our opinion is limited to the fairness to CWI2 from a financial point of view of the Exchange Ratio. We do not express any view on, and this opinion does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of the Internalization Agreement or the transactions contemplated thereby, or any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection therewith. Our opinion does not address the relative merits of the Internalization Transactions and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

        We have acted as financial advisor to the Special Committee of the Board of Directors of CWI2 in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have not provided financial advisory or financing services for CWI, CWI2, WPC and Watermark, and have not received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to CWI, CWI2, WPC and Watermark and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

        Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of CWI, CWI2, WPC or Watermark or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

        This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Special Committee of the Board of Directors of CWI2 and the Board of Directors of CWI2, and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing CWI2 is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to how the shareholders of CWI and CWI2 should vote at the shareholders' meetings to be held in connection with the Merger.

F-3

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Merger Agreement is fair from a financial point of view to CWI2.

Very truly yours,
MORGAN STANLEY & CO. LLC
By	/s/ CAMERON CLOUGH Cameron Clough Managing Director

F-4

Annex G

Confidential	October 22, 2019

Special Committee of the Board of Directors
Carey Watermark Investors 2 Incorporated
50 Rockefeller Plaza
New York, New York, 10020

Ladies and Gentlemen:

        Carey Watermark Investors 2 Incorporated ("CWI 2" or the "Company") has engaged Duff & Phelps, LLC ("Duff & Phelps") to serve as an independent financial advisor to the special committee (the "Special Committee") of the board of directors (the "Board of Directors") of the Company (solely in its capacity as members of the Special Committee and of the Board of Directors) to provide an opinion (the "Opinion") as of the date hereof as to the fairness, from a financial point of view, to the Company and to the stockholders of the Company immediately prior to the Merger (as defined below) of the Consideration (as defined below) to be paid in the proposed internalization transaction described below (the "Proposed Internalization") (without giving effect to any impact of the payment of the Consideration on any particular stockholder other than in its capacity as a stockholder).

Description of the Merger and the Proposed Internalization

        It is Duff & Phelps' understanding that, pursuant to the Merger Agreement (as defined herein), a wholly-owned subsidiary of the Company ("Merger Sub") will merge (the "Merger") with Carey Watermark Investors Incorporated ("CWI 1"), with CWI 1 being the surviving entity ("CWI Surviving Entity") and becoming a wholly-owned subsidiary of the Company. Pursuant to the Commitment Agreement (as defined herein) and the Internalization Agreement (as defined herein), (i) CWI 1 and CWI 2 will pay Watermark Capital Partners, LLC ("Watermark Capital") an aggregate amount of $6.95 million as consideration for certain commitments (the "Commitment Agreement Consideration"), (ii) certain advisory agreements with the Company's and CWI 1's external advisor, Carey Lodging Advisors, LLC (the "Advisor") will be terminated, (iii) the Company will internalize certain management services currently provided directly or indirectly by the Advisor, and (iv) the Company will redeem the special general partnership interests held by affiliates of the Advisor in affiliates of the Company and of CWI 1 in exchange for consideration consisting of an aggregate of (a) 5,258,545 shares of Company common stock (or limited partnership interests in CWI 2 OP, LP ("CWI 2 OP") in lieu of a portion of such shares) and (b) shares of Series A Preferred Stock of the Company (the "Series A Preferred Stock") with a liquidation preference of $65 million ((a) and (b) together with the Commitment Agreement Consideration, the "Consideration") ((i), (ii), (iii) and (iv) collectively, the "Proposed Internalization").

Special Committee of the Board of Directors
Carey Watermark Investors 2 Incorporated

October 22, 2019

Scope of Analysis

        In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps' procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.
Reviewed the following documents:

a.
CWI 2's annual report and audited financial statements on Form 10-K filed with the Securities and Exchange Commission ("SEC") for the year ended December 31, 2018 and CWI 2's unaudited interim financial statements for the six months ended June 30, 2019 included in CWI 2's Form 10-Q filed with the SEC;

b.
CWI 1's annual report and audited financial statements on Form 10-K filed with the SEC for the year ended December 31, 2018 and CWI 1's unaudited interim financial statements for the six months ended June 30, 2019 included in CWI 1's Form 10-Q filed with the SEC;

c.
Financial projections for each of CWI 2 and CWI 1 on a standalone basis, assuming that CWI 2 and CWI 1 remain separate and externally-managed, for the fiscal years ending December 31, 2019 through 2023 prepared by management of the Company and the Advisor ("Management");

d.
Financial projections for CWI 2 on pro forma basis, assuming the Merger and the Proposed Internalization, for the fiscal years ending December 31, 2020 through 2023 prepared by Management;

e.
The Advisory Agreement dated as of February 9, 2015, as amended, by and among CWI 2, CWI 2 OP and Advisor (the "CWI 2 Advisory Agreement");

f.
The Amended and Restated Advisory Agreement dated as of January 1, 2016, as amended, by and among CWI 1, CWI OP, LP ("CWI 1 OP") and Advisor (the "CWI 1 Advisory Agreement");

g.
The Agreement of Limited Partnership dated as of February 9, 2015, as amended, by and among CWI 2 OP, CWI 2 and Carey Watermark Holdings 2, LLC ("SGP 2");

h.
The Agreement of Limited Partnership dated as of September 15, 2010, as amended, by and among CWI 1 OP, CWI 1 and Carey Watermark Holdings, LLC ("SGP");

i.
The Appraisal Report of the CWI 2 12-Hotel Real Estate Portfolio as of December 31, 2018 prepared by CBRE, Inc.;

j.
The Appraisal Report of the CWI 1 27-Hotel Real Estate Portfolio as of December 31, 2018 prepared by CBRE, Inc.;

k.
The CWI 2 Net Asset Value presentation as of December 31, 2018, and certain related schedules;

l.
The CWI 1 Net Asset Value presentation as of December 31, 2018, and certain related schedules;

Special Committee of the Board of Directors
Carey Watermark Investors 2 Incorporated

October 22, 2019

  m.
  The Watermark Lodging Trust Business Plan presentation dated August 2019, containing certain background and summary information regarding the Merger and Management's plans with respect to the operation of the Company;

  n.
  The Watermark Lodging Trust Internalization Plan presentation dated August 2019, containing certain background and summary information regarding the Proposed Internalization;

  o.
  Other internal documents relating to the history, current operations, and probable future outlook of CWI 2 and CWI 1, provided to us by Management;

  p.
  The draft Agreement and Plan of Merger by and among CWI 1, Apex Merger Sub, LLC and CWI 2 dated as of October 16, 2019 (the "Merger Agreement");

  q.
  Documents related to the Proposed Internalization (the "Transaction Documents"), including:

  i.
  The draft Internalization Agreement by and among CWI 1, CWI 1 OP, CWI 2, CWI 2 OP, W. P. Carey Inc. ("WPC"), SGP, CLA Holdings, LLC, Carey REIT II, Inc., SGP 2, WPC Holdco LLC, Advisor, Watermark Capital, CWA, LLC and CWA 2, LLC dated as of October 17, 2019 (the "Internalization Agreement");

  ii.
  The Commitment Agreement by and between Watermark Capital, CWI 1, CWI 2 and Michael Medzigian entered into as of October 1, 2019 (the "Commitment Agreement");

  iii.
  The draft Employment Agreement by and between CWI 2 and Michael Medzigian dated as of October 16, 2019;

  iv.
  The draft Transition Services Agreement by and between WPC and CWI 2 dated as of October 17, 2019 and the draft Transition Services Agreement by and between Watermark Capital and CWI 2 dated as of October 17, 2019 (together, the "Transition Services Agreements"); and

  v.
  The draft Articles Supplementary setting forth the terms, rights, preferences and privileges of the Series A Preferred Stock dated September 12, 2019;

2.
Discussed the information referred to above and the background and other elements of the Merger and the Proposed Internalization with Management;

3.
Determined a range of the present value of the cost savings that the Company is expected to achieve after giving effect to the consummation of the Proposed Internalization;

4.
Determined a value of the Consideration to be paid by the Company in the Proposed Internalization;

5.
Compared (i) the range of the present value of the cost savings that the Company is expected to achieve after giving effect to the consummation of the Proposed Internalization to (ii) the value of the Consideration to be paid in the Proposed Internalization;

6.
Discussed with Management its plans and intentions with respect to the management and operation of the Company;

7.
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques; and

Special Committee of the Board of Directors
Carey Watermark Investors 2 Incorporated

October 22, 2019

8.
Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

        In performing its analyses and rendering this Opinion with respect to the Proposed Internalization, Duff & Phelps, with the Company's and the Special Committee's consent:

1.
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Management, and did not independently verify such information;

2.
Relied upon the fact that the Special Committee and the Company have been advised by counsel as to all legal matters with respect to the Proposed Internalization, including whether all procedures required by law to be taken in connection with the Proposed Internalization have been duly, validly and timely taken;

3.
Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no opinion with respect to such projections or the underlying assumptions;

4.
Assumed that the per share net asset values of CWI 2 and CWI 1 as of December 31, 2018 provided to Duff & Phelps by Management reflect the respective current per share fair market values of CWI 2 and CWI 1;

5.
Assumed that information supplied and representations made by Management are substantially accurate regarding CWI 2, CWI 1, CWI Surviving Entity, the Merger and the Proposed Internalization, including the relative percentage equity ownership of the Company of the existing stockholders of CWI 1 and CWI 2 following the Merger;

6.
Assumed that the representations and warranties made in the Transaction Documents are substantially accurate;

7.
Assumed that if CWI 2 and CWI 1 remain externally managed the CWI 2 Advisory Agreement and the CWI 1 Advisory Agreement would be renewed at their maturity dates at the same existing terms that are stated in such agreements as in effect on the date hereof;

8.
Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed;

9.
Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of CWI 2 or CWI 1 since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

10.
Assumed that all of the conditions required to implement the Proposed Internalization will be satisfied and that the Proposed Internalization will be completed in accordance with the final Transaction Documents without any amendments thereto or any waivers of any terms or conditions thereof; and

Special Committee of the Board of Directors
Carey Watermark Investors 2 Incorporated

October 22, 2019

11.
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Internalization will be obtained without any adverse effect on the Company or the contemplated benefits expected to be derived in the Proposed Internalization.

        To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps' analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Internalization.

        Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

        Duff & Phelps did not evaluate CWI 2's or CWI 1's solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the Proposed Internalization, the assets, businesses or operations of CWI 2 or CWI 1, or any alternatives to the Merger or the Proposed Internalization, (ii) negotiate the terms of the Proposed Internalization, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company's perspective, that could, under the circumstances, be negotiated among the parties to the Transaction Documents and the Proposed Internalization, or (iii) advise the Special Committee or any other party with respect to alternatives to the Merger or the Proposed Internalization. Duff & Phelps is not expressing any opinion as to the terms of the Transition Services Agreements.

        Duff & Phelps is not expressing any opinion as to the market price or value of any securities of CWI 2, CWI 1, or CWI Surviving Entity, or anything else, in each case after the announcement or the consummation of the Proposed Internalization. This Opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of CWI 2's, CWI 1's or CWI Surviving Entity's credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

        In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of the officers, directors, or employees, or any class of such persons of CWI 2, CWI 1, CWI Surviving Entity or the Advisor (or their affiliates), relative to the Consideration to be paid in the Proposed Internalization, or with respect to the fairness of any such compensation.

        This Opinion is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Internalization and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps' express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Merger or the Proposed Internalization versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Internalization; (iii) is not a recommendation as to how the Special Committee,

Special Committee of the Board of Directors
Carey Watermark Investors 2 Incorporated

October 22, 2019

the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Merger or the Proposed Internalization, or whether to proceed with the Merger or the Proposed Internalization or any related transaction, (iv) does not address the fairness of the Merger or the consideration to be paid or received in the Merger by the Company, the Company's stockholders, CWI 1, CWI 1's stockholders, or any other party, and (v) does not indicate that the Consideration paid is the best possibly attainable under any circumstances; instead, it merely states whether the Consideration in the Proposed Internalization is within or below a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Internalization or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

        This Opinion is solely that of Duff & Phelps, and Duff & Phelps' liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps, the Company and the Special Committee dated August 29, 2019 (the "Engagement Letter"). This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

        Duff & Phelps has acted as financial advisor to the Special Committee and will receive a fee for its services. No portion of Duff & Phelps' fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Internalization is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps' fee is payable upon Duff & Phelps' informing the Special Committee, in response to the Special Committee's request, that it is prepared to deliver its Opinion. In addition, the Company has agreed to reimburse Duff & Phelps for certain of its expenses and indemnify Duff & Phelps for certain liabilities and other items arising out of or related to its engagement. During the two years preceding the date of this Opinion, Duff & Phelps has provided valuation and other advisory services to WPC and Watermark Capital. For these prior engagements, Duff & Phelps received customary fees, expense reimbursement, and indemnification.

Conclusion

        Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof the Consideration to be paid in the Proposed Internalization is fair from a financial point of view to the Company and to the stockholders of the Company immediately prior to the Merger (without giving effect to any impact of the payment of the Consideration on any particular stockholder other than in its capacity as a stockholder).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC

Annex H

CAREY WATERMARK INVESTORS INCORPORATED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

        Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in certain key components of our financial statements from period to period. Management's Discussion and Analysis of Financial Condition and Results of Operations also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results.

        When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms "we," "us," or "our" refer to Carey Watermark Investors Incorporated and its consolidated subsidiaries. The following discussion should be read in conjunction with our consolidated financial statements beginning on page F-13 and notes thereto. References to "Notes" in this section are to the notes beginning on page F-20. See also the sections titled "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" beginning on pages 31 and 32, respectively.

Business Overview

        We are a publicly owned, non-traded REIT that invests in, and through Carey Lodging Advisors, LLC (our "Advisor"), manages and seeks to enhance the value of, interests in lodging and lodging-related properties. As a real estate investment trust ("REIT"), we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions to our stockholders and other factors. We conduct substantially all of our investment activities and own all of our assets through CWI OP, LP (our "Operating Partnership"). We are a general partner and a limited partner of, and own a 99.985% capital interest in, the Operating Partnership. Carey Watermark Holdings, LLC ("Carey Watermark Holdings, LLC"), which is owned indirectly by W. P. Carey Inc. ("WPC") and Watermark Capital Partners, LLC ("Watermark Capital Partners"), holds a special general partner interest of 0.015% in the Operating Partnership.

        We raised a total of $1.2 billion through our initial public offering and follow-on offering, exclusive of distribution reinvestment plan ("DRIP"). We have invested our offering proceeds in a diversified lodging portfolio, including full-service, select-service and resort hotels. Our results of operations are significantly impacted by seasonality, acquisition-related expenses and by hotel renovations. We have invested in hotels and then initiated significant renovations at certain hotels. Generally, during the renovation period, a portion of total rooms are unavailable and hotel operations are often disrupted, negatively impacting our results of operations.

Significant Developments

Evaluation of Strategic Alternatives

        Our board of directors has begun a process of evaluating strategic alternatives, including a combination with Carey Watermark Investor 2 Incorporated ("CWI 2"). During the quarter ended December 31, 2018, our board formed a special committee of independent directors to undertake the evaluation and the special committee has engaged legal and financial advisors. There can be no assurance as to the form or timing of any transaction or that a transaction will be pursued at all. We do not intend to discuss the evaluation process unless and until our board completes its evaluation, except as required by law.

Board of Director Changes

        On December 6, 2018, Robert E. Parsons, Jr. and William H. Reynolds, Jr. resigned from our board of directors. Charles S. Henry was named the lead director and chairman of the audit committee of our board. On December 14, 2018, Simon M. Turner was elected to our board of directors and also appointed to the audit committee. These changes were made in order to facilitate the formation of the special committee of our board, discussed above.

Dispositions

        On January 25, 2018, we sold our 100% ownership interest in the Marriott Boca Raton at Boca Center to an unaffiliated third party for a contractual sales price of $76.0 million, with net proceeds after the repayment of the related mortgage loan of approximately $35.4 million, including the release of $1.4 million of restricted cash. We recognized a gain on sale of $12.3 million during the first quarter of 2018 in connection with this transaction (Note 4).

        On February 5, 2018, we sold our 100% ownership interests in the Hampton Inn Memphis Beale Street and Hampton Inn Atlanta Downtown to an unaffiliated third party for a contractual sales price totaling $63.0 million, with net proceeds after the repayment of the related mortgage loans totaling approximately $31.8 million, including the release of $2.0 million of restricted cash. We recognized a gain on sale of $19.6 million during the first quarter of 2018 in connection with this transaction (Note 4).

        On September 27, 2018, we sold our 100% ownership interest in the Staybridge Suites Savannah Historic District to an unaffiliated third party for a contractual sales price of $22.0 million, with net proceeds after the defeasance of the related mortgage loan of approximately $6.7 million. We recognized a loss on sale of $0.7 million during the third quarter of 2018 in connection with this transaction, as well as a $0.3 million loss on extinguishment of debt in connection with the defeasance of the loan.

WPC Credit Facility

        During the year ended December 31, 2018, our Operating Partnership repaid a net amount of $27.0 million towards the WPC Credit Facility (defined in Note 3). At December 31, 2018, the outstanding balances under the Bridge Loan and Working Capital Facility (both as defined in Note 3) were $40.8 million and $0.8 million, respectively, with $24.2 million available to be drawn on the Working Capital Facility. As amended, the Bridge Loan is currently scheduled to mature on June 30, 2019, with one three-month extension available at our option. As amended, the Working Capital Facility is currently scheduled to mature on December 31, 2019.

Refinancings

        During the year ended December 31, 2018, we refinanced three non-recourse mortgage loans totaling $116.1 million with new non-recourse mortgage loans totaling $121.4 million, which have a weighted-average interest rate of 5.6% and a term to maturity of three years.

Hurricane/Fire-Related Disruption

        Hurricane Irma made landfall in September 2017, impacting five of our Consolidated Hotels: Hawks Cay Resort, Marriott Boca Raton at Boca Center (sold during the first quarter of 2018), Ritz-Carlton Key Biscayne, Ritz-Carlton Fort Lauderdale and Staybridge Suites Savannah Historic District (sold during the third quarter of 2018). All five hotels sustained damage and all were forced to close for a period of time, except for Marriott Boca Raton at Boca Center. All hotels reopened shortly after Hurricane Irma, with varying degrees of damage, with the exception of the Hawks Cay Resort, which reopened in August 2018.

(in thousands)	Year Ended December 31, 2018
Net write-off of fixed assets	$10,371
Remediation work performed	5,327
Property damage insurance receivables and/or advances received	(17,038)

Gain on hurricane-related property damage	$(1,340)

        As of December 31, 2018, we have received business interruption insurance proceeds related to the Hawks Cay Resort of $21.0 million, all of which was recorded in the consolidated financial statements as Business interruption income during the year ended December 31, 2018.

        Additionally, as of December 31, 2018, we have received business interruption insurance proceeds related to the Fairmont Sonoma Mission Inn & Spa, resulting from lost revenue caused by wildfires in Northern California during 2017, of $1.9 million, all of which we recorded in the consolidated financial statements as Business interruption income during the year ended December 31, 2108.

Financial and Operating Highlights

(Dollars in thousands, except ADR and RevPAR)

	Years Ended December 31,
	2018	2017	2016
Hotel revenues(a)	$613,887	$629,132	$651,095
(Gain) loss on hurricane-related property damage	(1,340)	7,008	—
Acquisition-related expenses	—	—	3,727
Net income (loss) attributable to CWI stockholders	8,056	4,928	(8,753)
Cash distributions paid	79,045	77,716	76,233
Net cash provided by operating activities(b)	82,856	120,002	84,359
Net cash provided by (used in) investing activities(b)	112,627	(66,849)	(130,563)
Net cash (used in) provided by financing activities	(206,729)	(41,124)	19,712
Supplemental financial measures:(c)
FFO attributable to CWI stockholders	60,881	58,581	73,107
MFFO attributable to CWI stockholders	67,563	68,717	83,400
Consolidated Hotel Operating Statistics
Occupancy	76.2%	76.3%	75.7%
ADR	$227.31	$219.68	$216.25
RevPAR	173.19	167.71	163.67

(a)
Hotel revenues include business interruption income of $23.6 million recognized during the year ended December 31, 2018, primarily resulting from lost revenue related to Hurricane Irma.

(b)
On January 1, 2018, we adopted Accounting Standards Update ("ASU") 2016-15 and ASU 2016-18, which revised how certain items are presented in the consolidated statement of cash flows. As a result of adopting this guidance, we retrospectively revised Net cash provided by operating activities and Net cash provided by (used in) investing activities within our consolidated statement of cash flows for the years ended December 31, 2018, 2017 and 2016 as described in Note 2.

(c)
We consider FFO and MFFO, which are non-GAAP measures, to be important measures in the evaluation of our results of operations and capital resources. We evaluate our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objective of funding distributions to stockholders. See "—Supplemental Financial Measures" below for our definitions of these non-GAAP measures and reconciliations to their most directly comparable GAAP measures. "GAAP" refers to the U.S. generally accepted accounting principles. "FFO" refers to funds from operations. "MFFO" refers to modified funds from operations.

        The comparison of our results period over period is influenced by both the number and size of the hotels consolidated in each of the respective periods. At December 31, 2018, we owned 23 Consolidated Hotels, compared to 27 Consolidated Hotels at December 31, 2017 and 31 Consolidated Hotels at December 31, 2016.

Portfolio Overview

        The following table sets forth certain information for each of our Consolidated Hotels and our Unconsolidated Hotels at December 31, 2018:

Hotels	State	Number of Rooms	% Owned	Acquisition Date	Hotel Type
Consolidated Hotels
2012 Acquisitions
Hilton Garden Inn New Orleans French Quarter/CBD	LA	155	88%	6/8/2012	Select-service
Lake Arrowhead Resort and Spa	CA	173	97%	7/9/2012	Resort
Courtyard San Diego Mission Valley	CA	317	100%	12/6/2012	Select-service
2013 Acquisitions
Courtyard Pittsburgh Shadyside	PA	132	100%	3/12/2013	Select-service
Hutton Hotel Nashville	TN	250	100%	5/29/2013	Full-service
Holiday Inn Manhattan 6th Avenue Chelsea	NY	226	100%	6/6/2013	Full-service
Fairmont Sonoma Mission Inn & Spa	CA	226	100%	7/10/2013	Resort
Marriott Raleigh City Center	NC	401	100%	8/13/2013	Full-service
Hawks Cay Resort(a)	FL	427	100%	10/23/2013	Resort
Renaissance Chicago Downtown	IL	560	100%	12/20/2013	Full-service
2014 Acquisitions
Hyatt Place Austin Downtown	TX	296	100%	4/1/2014	Select-service
Courtyard Times Square West	NY	224	100%	5/27/2014	Select-service
Sheraton Austin Hotel at the Capitol	TX	367	80%	5/28/2014	Full-service
Hampton Inn & Suites/Homewood Suites Denver Downtown Convention Center	CO	302	100%	6/25/2014	Select-service
Sanderling Resort	NC	125	100%	10/28/2014	Resort
Marriott Kansas City Country Club Plaza	MO	295	100%	11/18/2014	Full-service
2015 Acquisitions
Westin Minneapolis	MN	214	100%	2/12/2015	Full-service
Westin Pasadena	CA	350	100%	3/19/2015	Full-service
Hilton Garden Inn/Homewood Suites Atlanta Midtown	GA	228	100%	4/29/2015	Select-service
Ritz-Carlton Key Biscayne(b)	FL	451	47%	5/29/2015	Resort
Ritz-Carlton Fort Lauderdale(c)	FL	196	70%	6/30/2015	Resort
Le Méridien Dallas, The Stoneleigh	TX	176	100%	11/20/2015	Full-service
2016 Acquisition
Equinox, a Luxury Collection Golf Resort & Spa	VT	199	100%	2/17/2016	Resort

		6,290

Unconsolidated Hotels
Hyatt Centric New Orleans French Quarter	LA	254	80%	9/6/2011	Full-service
Marriott Sawgrass Golf Resort & Spa	FL	514	50%	4/1/2015	Resort
Ritz-Carlton Philadelphia	PA	301	60%	5/15/2015	Full-service
Ritz-Carlton Bacara, Santa Barbara(d)	CA	358	40%	9/28/2017	Resort

		1,427

(a)
Includes 250 privately owned villas that participate in the villa/condo rental program at December 31, 2018, of which 229 were available for rent as a result of damage caused by Hurricane Irma.

(b)
CWI 2 owns an interest of approximately 19% in this venture. Also, the number of rooms presented includes 149 condo-hotel units that participate in the villa/condo rental program at December 31, 2018.

(c)
Includes 30 condo-hotel units that participate in the villa/condo rental program at December 31, 2018.

(d)
This investment represents a tenancy-in-common interest; the remaining 60% interest is owned by CWI 2.

Results of Operations

        We evaluate our results of operations with a primary focus on our ability to generate cash flow necessary to meet our objectives of funding distributions to stockholders and increasing the value of our real estate investments. As a result, our assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

        In addition, we use other information that may not be financial in nature, including statistical information to evaluate the operating performance of our business, including occupancy rate, ADR and RevPAR. Occupancy rate, average daily rates ("ADR") and revenue per available room ("RevPAR") are commonly used measures within the hotel industry to evaluate operating performance. RevPAR, which is calculated as the product of ADR and occupancy rate, is an important statistic for monitoring operating performance at our hotels. Our occupancy rate, ADR and RevPAR performance may be impacted by macroeconomic factors such as U.S. economic conditions, regional and local employment growth, personal income and corporate earnings, business relocation decisions, business and leisure travel, new hotel construction and the pricing strategies of competitors.

        The comparability of our results year over year are impacted by, among other factors, the timing of acquisition and/or disposition activity and the timing of any renovation-related activity, including the restoration of certain hotels due to the impact of Hurricane Irma.

        The following table presents our comparative results of operations (in thousands):

	Years Ended December 31,
	2018	2017	Change	2017	2016	Change
Hotel Revenues	$613,887	$629,132	$(15,245)	$629,132	$651,095	$(21,963)
Hotel Operating Expenses	531,212	552,486	(21,274)	552,486	557,386	(4,900)
Asset management fees to affiliate and other expenses	15,294	15,454	(160)	15,454	15,468	(14)
Corporate general and administrative expenses	11,602	10,715	887	10,715	11,562	(847)
(Gain) loss on hurricane-related property damage	(1,340)	7,008	(8,348)	7,008	—	7,008
Impairment charges	—	—	—	—	4,112	(4,112)
Acquisition-related expenses	—	—	—	—	3,727	(3,727)

Total Expenses	556,768	585,663	(28,895)	585,663	592,255	(6,592)

Operating income before net gain on sale of real estate	57,119	43,469	13,650	43,469	58,840	(15,371)
Net gain on sale of real estate	31,260	5,164	26,096	5,164	—	5,164

Operating Income	88,379	48,633	39,746	48,633	58,840	(10,207)

Interest expense	(66,597)	(67,004)	407	(67,004)	(65,164)	(1,840)
Equity in (losses) earnings of equity method investments in real estate, net	(1,315)	22,203	(23,518)	22,203	5,232	16,971
Net loss on extinguishment of debt (Note 9)	(511)	(225)	(286)	(225)	(2,268)	2,043
Other income	665	120	545	120	45	75

Income (loss) before income taxes	20,621	3,727	16,894	3,727	(3,315)	7,042
(Provision for) benefit from income taxes	(4,877)	24	(4,901)	24	(3,661)	3,685

Net Income (Loss)	15,744	3,751	11,993	3,751	(6,976)	10,727
(Income) loss attributable to noncontrolling interests	(7,688)	1,177	(8,865)	1,177	(1,777)	2,954

Net Income (Loss) Attributable to CWI Stockholders	$8,056	$4,928	$3,128	$4,928	$(8,753)	$13,681

Supplemental financial measure:(a)
MFFO Attributable to CWI Stockholders	$67,563	$68,717	$(1,154)	$68,717	$83,400	$(14,683)

(a)
We consider MFFO, a non-GAAP measure, to be an important metric in the evaluation of our results of operations and capital resources. We evaluate our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objective of funding distributions to stockholders. See "—Supplemental Financial Measures" below for our definition of non-GAAP measures and reconciliations to their most directly comparable GAAP measures.

        Our Same Store Hotels are comprised of our 2012 Acquisitions, 2013 Acquisitions, 2014 Acquisitions, and 2015 Acquisitions, excluding the results of hotels sold, as well as the results for the Hawks Cay Resort, which was closed during portions of 2017 and 2018 due to damage from Hurricane Irma. We have one hotel categorized as a Recently Acquired Hotel, which is our 2016 Acquisition, the Equinox, a Luxury Collection Golf Resort and Spa (the "Equinox").

        The following table sets forth the average occupancy rate, ADR and RevPAR of our Consolidated Hotels for the years ended December 31, 2018, 2017 and 2016 for our Same Store Hotels.

	Years Ended December 31,
Same Store Hotels	2018	2017	2016
Occupancy Rate	78.1%	76.9%	76.6%
ADR	$226.05	$219.97	$221.91
RevPAR	176.46	169.06	169.96

Hotel Revenues

        2018 vs. 2017—For the year ended December 31, 2018 as compared to 2017, hotel revenues decreased by $15.2 million, primarily comprised of: a decrease in revenue as a result of eight properties sold since the first quarter of 2017 totaling $33.1 million and a decrease in revenue from the Hawks Cay Resort of $9.9 million (representing the net impact to revenue after the recognition of business interruption income of $21.0 million). These decreases were partially offset by a net increase in revenue from our Same Store Hotels totaling $29.1 million (representing the net impact to revenue after the recognition of business interruption income of $2.6 million). The net increase in revenue from our Same Store Hotels was largely attributable to an increase in revenue from three hotels: the Ritz-Carlton Key Biscayne, driven by a strong market and impacted both by hurricane displacement and a lack of new hotel supply in the area; the Renaissance Chicago Downtown, driven by stronger city-wide demand and in-house group events; and the Hutton Hotel Nashville, which was undergoing renovation during 2017.

        2017 vs. 2016—For the year ended December 31, 2017 as compared to 2016, hotel revenues decreased by $22.0 million, primarily the result of a decrease in revenue from properties sold during 2017 totaling $14.8 million and a decrease in revenue from the Hawks Cay Resort of $11.6 million due to its closure, partially offset by increases in revenue from our Recently Acquired Hotels and our Same Store Hotels totaling $2.2 million and $2.0 million, respectively.

Hotel Operating Expenses

        2018 vs. 2017—For the year ended December 31, 2018 as compared to 2017, aggregate hotel operating expenses decreased by $21.3 million, primarily comprised of: a decrease in expenses as a result of properties sold since the first quarter of 2017 totaling $26.1 million and a decrease in expenses from the Hawks Cay Resort of $17.8 million, which was partially offset by a net increase in expenses from our Same Store Hotels totaling $22.2 million. The net increase in expenses from our Same Store Hotels was largely attributable to the Ritz-Carlton Key Biscayne, the Renaissance Chicago Downtown and the Hutton Hotel Nashville, consistent with the increases in revenue discussed above.

        2017 vs. 2016—For the year ended December 31, 2017 as compared to 2016, aggregate hotel operating expenses decreased by $4.9 million, primarily the result of a decrease in expenses from properties sold during 2017 totaling $11.6 million and a decrease in expenses from the Hawks Cay Resort of $6.0 million due to its closure, partially offset by increases in expenses from our Same Store Hotels and our Recently Acquired Hotels totaling $9.3 million and $3.0 million, respectively.

Corporate General and Administrative Expenses

        2018 vs. 2017—For the year ended December 31, 2018 as compared to 2017, corporate general and administrative expenses increased by $0.9 million, primarily as a result of increases in overhead reimbursement costs of $0.5 million and professional fees of $0.3 million. Professional fees include legal, accounting and investor-related expenses incurred in the normal course of business.

        2017 vs. 2016—For the year ended December 31, 2017 as compared to 2016, corporate general and administrative expenses decreased by $0.8 million, primarily as a result of a decrease in personnel and overhead reimbursement costs of $0.7 million. The decrease in personnel and overhead reimbursement costs was primarily driven by an increase in pro rata hotel revenue from CWI 2 relative to our pro rata hotel revenue, which directly impacts the allocation of our Advisor's expenses to us (Note 3).

(Gain) Loss on Hurricane-Related Property Damage

        2018—During the year ended December 31, 2018, we recognized a gain on hurricane-related property damage of $1.3 million resulting from changes in our estimates of the total aggregate damage incurred at the properties.

        2017—During the year ended December 31, 2017, we recognized a loss on hurricane-related property damage of $7.0 million, representing the property damage insurance deductibles as well as our best estimates at the time of damage to certain hotels that were below the related deductible.

        We and CWI 2 maintain insurance on all of our hotels, with an aggregate policy limit of $500.0 million for both property damage and business interruption. Our insurance policies are subject to various terms and conditions, including property damage and business interruption deductibles on each hotel, which range from 2% to 5% of the insured value. We currently estimate our aggregate casualty insurance claim related to Hurricane Irma to be in the range of $60.0 million to $70.0 million (which includes estimated clean up, repair and rebuilding costs) and our aggregate business interruption insurance claim to be in the range of $25.0 million to $35.0 million. As the restoration work continues to be performed, the estimated total costs will change. We believe that we maintain adequate insurance coverage on each of our hotels and are working closely with the insurance carriers and claims adjusters to obtain the maximum amount of insurance recovery provided under the policies. However, we can give no assurances as to the amounts of such claims, the timing of payments or the ultimate resolution of the claims.

        We experienced a reduction in revenues as a result of Hurricane Irma, as well as the wildfires in Northern California during 2017 that impacted the Fairmont Sonoma Mission Inn & Spa. Our business interruption insurance covers lost revenue through the period of property restoration and for up to 12 months after the hotels are back to full operations. We have retained consultants to assess our business interruption claims and are currently reviewing our losses with our insurance carriers. We recorded $21.0 million of revenue for covered business interruption related to Hurricane Irma during the year ended December 31, 2018, as well as $1.9 million of revenue for covered business interruption related to Fairmont Sonoma Mission Inn & Spa during the year ended December 31, 2018. No revenue for covered business interruption related to these hotels was recorded during the year ended December 31, 2017. We record revenue for covered business interruption when both the recovery is probable and contingencies have been resolved with the insurance carriers.

Impairment Charges

        Where the undiscounted cash flows for an asset are less than the asset's carrying value when considering and evaluating the various alternative courses of action that may occur, we recognize an impairment charge to reduce the carrying value of the asset to its estimated fair value. Further, when we classify an asset as held for sale, we carry the asset at the lower of its current carrying value or its estimated fair value, less estimated cost to sell. Our impairment charges are more fully described in Note 7.

        No impairment charges were recognized during the years ended December 31, 2018 or 2017. During the year ended December 31, 2016, we recognized an impairment charge of $4.1 million to reduce the carrying value of three assets to their estimated fair values (Note 7).

Acquisition-Related Expenses

        We expense acquisition-related costs and fees associated with acquisitions of our Consolidated Hotels that are accounted for as business combinations as incurred.

        We had no acquisitions during the years ended December 31, 2018 or 2017. During the year ended December 31, 2016, we acquired one Consolidated Hotel and recognized $3.7 million of acquisition-related expenses.

Net Gain on Sale of Real Estate

        2018—During the year ended December 31, 2018, we recognized a net gain on sale of real estate of $31.3 million, comprised of (i) a gain of $12.3 million related to the sale of our 100% ownership interest in the Marriott Boca Raton at Boca Center to an unaffiliated third party for a contractual sales price of $76.0 million in January 2018, (ii) an aggregate gain of $19.6 million related to the sale of our 100% ownership interests in the Hampton Inn Memphis Beale Street and Hampton Inn Atlanta Downtown to an unaffiliated third party for a contractual sales price totaling $63.0 million in February 2018 and (iii) a loss of $0.7 million related to the sale of our 100% ownership in the Staybridge Savannah Historic District to an unaffiliated third party for a contractual sales price of $22.0 million in September 2018 (Note 4).

        2017—During the year ended December 31, 2017, we recognized a net gain on sale of real estate of $5.2 million, comprised of (i) a gain of $5.5 million related to the sale of our 100% ownership interest in the Hampton Inn Boston Braintree to an unaffiliated third party for a contractual sales price of $19.0 million during the second quarter of 2017, partially offset by (ii) a loss of $0.4 million, in the aggregate, related to the sale of our 100% ownership interests in the Hampton Inn Frisco Legacy Park, the Hampton Inn Birmingham Colonnade and the Hilton Garden Inn Baton Rouge Airport to an unaffiliated third party for a contractual sales price totaling $33.0 million during the first quarter of 2017 (Note 4).

Equity in (Losses) Earnings of Equity Method Investments in Real Estate, Net

        Equity in (losses) earnings of equity method investments in real estate, net represents earnings from our equity investments in Unconsolidated Hotels recognized in accordance with each investment agreement and based upon the allocation of the investment's net assets at book value as if the investment were hypothetically liquidated at the end of each reporting period (Note 5). We are required to periodically compare an investment's carrying value to its estimated fair value and recognize an impairment charge to the extent that the carrying value exceeds the estimated fair value and is determined to be other than temporary. No other-than-temporary impairment charges were recognized during the years ended December 31, 2018, 2017 or 2016.

        The following table sets forth our share of equity in (losses) earnings from our Unconsolidated Hotels, which are based on the hypothetical liquidation at book value ("HLBV") method, as well as certain amortization adjustments related to basis differentials from acquisitions of investments (in thousands):

	Years Ended December 31,
	2018	2017	2016
Ritz-Carlton Bacara, Santa Barbara(a)	$(4,879)	$(2,824)	$—
Hyatt Centric French Quarter Venture(b)	2,072	776	701
Marriott Sawgrass Golf Resort & Spa Venture(c)	1,971	(761)	629
Ritz-Carlton Philadelphia Venture(d)	(985)	2,710	3,042
Westin Atlanta Venture(e)	506	22,302	860

Total equity in (losses) earnings of equity method investments in real estate, net	$(1,315)	$22,203	$5,232

(a)
We acquired our 40% tenancy-in-common interest in this venture on September 28, 2017 (Note 5). The results for the year ended December 31, 2017 above represent data from its acquisition date through December 31, 2017 and include pre-opening and hotel rebranding expenses.

(b)
The increase in our share of equity in earnings for the year ended December 31, 2018 as compared to 2017 was primarily a result of an increase in distributions to us by the venture.

(c)
The results for the year ended December 31, 2017 represent financial results largely impacted by Hurricane Irma and therefore are not comparable to the year ended December 31, 2018. The venture recognized a $2.7 million hurricane loss during the year ended December 31, 2017, of which our share was $1.3 million.

(d)
The results for the year ended December 31, 2018 included the full net loss of the venture.

(e)
On October 19, 2017, the venture sold the Westin Atlanta Perimeter North to an unaffiliated third-party. The results for the year ended December 31, 2017 represent data through the date of sale of this investment and include a gain on sale of our investment of $21.6 million (Note 5). Our share of equity in earnings during the year ended December 31, 2018 was the result of additional cash distributions received in 2018 in connection with the disposition.

Net Loss on Extinguishment of Debt

        2018—During the year ended December 31, 2018, we recognized a net loss on extinguishment of debt of $0.5 million. During the third quarter of 2018, we defeased the mortgage loan related to the Staybridge Suites Savannah Historic District in connection with the disposition of the hotel (Note 4), and during the second quarter of 2018, we refinanced senior mortgage and mezzanine loans related to the Ritz-Carlton Fort Lauderdale (Note 9).

        2017—During the year ended December 31, 2017, we recognized a loss on extinguishment of debt of $0.2 million, related to the termination of a senior credit facility and the refinancing of three non-recourse mortgage loans (Note 9).

        2016—During the year ended December 31, 2016, we recognized a net loss on extinguishment of debt of 2.3 million, primarily related to the refinancing of three non-recourse mortgage loans.

(Provision for) Benefit from Income Taxes

        2018 vs. 2017—For the year ended December 31, 2018, we recognized a provision for income taxes of $4.9 million compared to a benefit from income taxes of less than $0.1 million for the year ended December 31, 2017. This change was primarily the result of pre-tax income from our taxable REIT subsidiaries ("TRSs") during 2018 as compared to pre-tax losses during 2017 due to the changes in revenues and expenses described above.

        2017 vs. 2016—For the year ended December 31, 2017, we recognized a benefit from income taxes of less than $0.1 million compared to a provision for income taxes of $3.7 million for the year ended December 31, 2016. This change was primarily the result of pre-tax losses from our TRSs during 2017 as compared to pre-tax income during 2016 due to the changes in revenues and expenses described above.

(Income) Loss Attributable to Noncontrolling Interests

        The following table sets forth our (income) loss attributable to noncontrolling interests (in thousands):

	Years Ended December 31,
Venture	2018	2017	2016
Ritz-Carlton Key Biscayne Venture(a)	$(1,919)	$8,828	$8,190
Sheraton Austin Hotel at the Capitol Venture	(624)	(733)	(792)
Ritz-Carlton Fort Lauderdale Venture(b)	(3)	613	184
Hilton Garden Inn New Orleans French Quarter/CBD Venture	—	(72)	(210)
Fairmont Sonoma Mission Inn & Spa Venture(c)	—	—	296
Operating Partnership—Available Cash Distribution (Note 3)	(5,142)	(7,459)	(9,445)

	$(7,688)	$1,177	$(1,777)

(a)
During the years ended December 31, 2017 and 2016, the losses attributable to noncontrolling interests were largely the result of a decline in our external joint venture partners capital under the hypothetical liquidation at book value ("HLBV") method of accounting, which as of December 31, 2017, was zero. During the year ended December 31, 2018, the income attributable to noncontrolling interests was largely the result of the operating results of the venture.

(b)
The results for the year ended December 31, 2018 reflect an improvement in the performance of the hotel during 2018 as compared to 2017. The results for the year ended December 31, 2017 were negatively impacted by Hurricane Irma during the third quarter of 2017.

(c)
On February 12, 2016, we acquired the remaining 25% interest in the Fairmont Sonoma Mission Inn & Spa Venture from an unaffiliated third party, bringing our ownership interest to 100%.

Modified Funds from Operations

        MFFO is a non-GAAP measure we use to evaluate our business. For a definition of MFFO and a reconciliation to net income attributable to CWI stockholders, see "—Supplemental Financial Measures" below.

        2018 vs. 2017—For the year ended December 31, 2018 as compared to 2017, MFFO decreased by $1.2 million, primarily reflecting the impact of our 2017 and 2018 disposition activity, partially offset by business interruption income received, a decrease in the Available Cash Distribution when compared to 2017 and the impact from our acquisition of the Ritz-Carlton Bacara, Santa Barbara Venture, which was acquired during the third quarter of 2017.

        2017 vs. 2016—For the year ended December 31, 2017 as compared to 2016, MFFO decreased by $14.7 million, primarily the result of both hurricane-related and renovation-related disruption at several of our hotels, as well as our 2017 disposition activity.

Liquidity and Capital Resources

        Our principal demands for funds will be for the payment of operating expenses, interest and principal on current and future indebtedness, including the WPC Credit Facility, and distributions to stockholders. Liquidity is affected adversely by unanticipated costs and greater-than-anticipated operating expenses. We expect to meet our liquidity requirements from cash generated from operations. To the extent that these funds are insufficient to satisfy our cash flow requirements, additional funds may be provided from asset sales, long- and/or short-term borrowings, and proceeds from mortgage financings or refinancings.

Sources and Uses of Cash During the Year

        We have fully invested the proceeds from both our initial public offering and follow-on offering. We use the cash flow generated from hotel operations to meet our normal recurring operating expenses, service debt and fund distributions to our shareholders. Our cash flows fluctuate from period to period due to a number of factors, including the financial and operating performance of our hotels, the timing of purchases or dispositions of hotels, the timing and characterization of distributions from equity method investments in hotels and the seasonality in the demand for our hotels. Also, hotels we invest in may undergo renovations, during which they may experience disruptions, possibly resulting in reduced revenue and operating income. Despite these fluctuations, we believe that we will continue to generate sufficient cash from operations and from our equity method investments to meet our normal recurring short-term and long-term liquidity needs. We may also use existing cash resources, proceeds available under our Working Capital Facility prior to its expiration on December 31, 2019 (Note 3), the proceeds of mortgage loans, sales of assets or distributions reinvested in our common stock through our DRIP. We assess our ability to access capital on an ongoing basis. Our sources and uses of cash during the period are described below.

2018

        Operating Activities—For the year ended December 31, 2018 as compared to 2017, net cash provided by operating activities decreased by $37.1 million, primarily attributable to a decrease in the total distribution of earnings received from our equity method investments of $18.6 million (which was largely the result of the sale of the Westin Atlanta Perimeter North) and an increase to funds spent on remediation work that resulted from hurricane and fire related damage at certain of our hotels of $8.5 million during 2018 as compared to 2017.

        Investing Activities—Net cash provided by investing activities for the year ended December 31, 2018 was $112.6 million, primarily as a result of:

  •
  aggregate proceeds of $156.6 million from the sale of four properties, comprised of (i) $73.5 million of proceeds received from the sale of the Marriott Boca Raton at Boca Center, (ii) $61.8 million of total proceeds received from the sale of the Hampton Inn Memphis Beale Street and Hampton Inn Atlanta Downtown, and (iii) $21.3 million of proceeds received from the sale of the Staybridge Suites Savannah Historic District (Note 4);

  •
  $15.6 million of insurance proceeds received primarily related to damage sustained as a result of Hurricane Irma at the Hawks Cay Resort; and

  •
  distributions received from equity investments in excess of cumulative equity income totaling $14.2 million.

        The amounts above were partially offset by the funding of $73.4 million of capital expenditures for our Consolidated Hotels.

        Financing Activities—Net cash used in financing activities for the year ended December 31, 2018 was $206.7 million, primarily as a result of:

  •
  scheduled payments and prepayments of mortgage financing totaling $170.4 million, including prepayments totaling $156.3 million in connection with the hotels sold during 2018 and the refinancing of two loans related to the Ritz-Carlton Fort Lauderdale during the second quarter of 2018;

  •
  cash distributions paid to stockholders aggregating $79.0 million;

  •
  repayments towards the WPC Credit Facility totaling $37.0 million; and

  •
  redemptions of our common stock pursuant to our redemption plan totaling $37.3 million.

        The amounts above were partially offset by proceeds of $75.3 million from the refinancing of the two Ritz-Carlton Fort Lauderdale loans, the reinvestment of distributions in shares of our common stock through our DRIP totaling $43.9 million, and borrowings under the WPC Credit Facility of $10.0 million.

2017

        Operating Activities—For the year ended December 31, 2017 as compared to 2016, net cash provided by operating activities increased by $35.6 million, primarily as a result of proceeds from the gain on sale of the Westin Atlanta Perimeter North of $21.6 million, the payment of $14.5 million of asset management fees to our Advisor in shares rather than in cash as in the prior year and business interruption insurance advances of $9.0 million, partially offset by a decrease in net cash flow from hotel operations during 2017 as compared to 2016.

        Investing Activities—Net cash used in investing activities for the year ended December 31, 2017 was $66.8 million, primarily as a result of the purchase of our tenancy-in-common interest in the Ritz-Carlton Bacara, Santa Barbara totaling $64.3 million and the funding of $49.1 million of capital expenditures for our Consolidated Hotels.

        The amounts above were partially offset by:

  •
  aggregate proceeds of $23.1 million from the sale of four properties comprised of $5.4 million of proceeds received from the sale of our 100% ownership interests in the Hampton Inn Frisco Legacy Park, the Hampton Inn Birmingham Colonnade and the Hilton Garden Inn Baton Rouge Airport to an unaffiliated third party (that is net of the outstanding non-recourse debt assumed by the seller at closing totaling $26.5 million) and $17.7 million from the sale of our 100% ownership interest in the Hampton Inn Boston Braintree to an unaffiliated third party

  •
  hurricane-related property insurance proceeds of $12.3 million; and

  •
  distributions received from equity investments in excess of cumulative equity income totaling $12.5 million.

        Financing Activities—Net cash used in financing activities for the year ended December 31, 2017 was $41.1 million, primarily as a result of:

  •
  scheduled payments and prepayments of mortgage financing totaling $94.1 million, including the $11.7 million prepayment of the Hampton Inn Boston Braintree mortgage in connection with the sale of the property;

  •
  cash distributions paid to stockholders aggregating $77.7 million;

  •
  redemptions of our common stock pursuant to our redemption plan totaling $33.0 million;

  •
  payments totaling $29.2 million to WPC comprised of $14.2 million towards the Bridge Loan and $15.0 million towards the Working Capital Facility;

  •
  the repayment of a senior credit facility totaling $22.8 million; and

  •
  distributions to noncontrolling interest totaling $9.8 million.

        The amounts above were partially offset by:

  •
  proceeds totaling $97.8 million from WPC, comprised of borrowings under the Bridge Loan and WPC Line of Credit (defined in Note 3) (which was replaced by the Working Capital Facility) of $75.0 million and $22.8 million, respectively, with the borrowings under the WPC Line of Credit used to repay in full, and terminate, the senior credit facility as noted above;

  •
  refinancing three mortgages totaling $84.5 million; and

  •
  the reinvestment of distributions in shares of our common stock through our DRIP totaling $45.2 million.

Distributions

        Our current objectives are to generate sufficient cash flow over time to provide stockholders with distributions and to manage a portfolio of investments with potential for capital appreciation throughout varying economic cycles. For the year ended December 31, 2018, we paid distributions to stockholders totaling $79.0 million, which were comprised of cash distributions of $35.1 million and distributions that were reinvested in shares of our common stock by stockholders through our DRIP of $43.9 million. From inception through December 31, 2018, we declared distributions, excluding distributions paid in shares of our common stock, to stockholders totaling $381.3 million, which were comprised of cash distributions of $156.7 million and $224.6 million of distributions that were reinvested by stockholders in shares of our common stock pursuant to our DRIP.

        We believe that FFO, a non-GAAP measure, is an appropriate metric to evaluate our ability to fund distributions to stockholders. For a discussion of FFO, see "—Supplemental Financial Measures" below. Over the life of our company, the regular quarterly cash distributions we pay are expected to be principally sourced from our FFO or our Cash flow from operations. However, we have funded a portion of our cash distributions to date using net proceeds from our public offerings and there can be no assurance that our FFO or our Cash flow from operations will be sufficient to cover our future distributions. Our distribution coverage using FFO was approximately 77% of total distributions declared for the year ended December 31, 2018, with the balance funded with proceeds from other sources of cash, such as financings, borrowings or the sale of assets. We fully covered total distributions declared for the year ended December 31, 2018 using Net cash provided by operating activities.

Redemptions

        We maintain a quarterly redemption program pursuant to which we may, at the discretion of our board of directors, redeem shares of our common stock from stockholders seeking liquidity. During the year ended December 31, 2018, we redeemed 3,769,601 shares of our common stock pursuant to our redemption plan, comprised of 912 redemptions requests at an average price per share of $9.90. As of the date of our Annual Report on Form 10-K filed with the Securities Exchange Commission ("SEC") (March 15, 2019), we have fulfilled all of the valid redemption requests that we received during the year ended December 31, 2018. We funded all share redemptions during the year ended December 31, 2018 with proceeds from the sale of shares of our common stock pursuant to our DRIP.

Summary of Financing

        The table below summarizes our non-recourse debt, net and WPC Credit Facility (dollars in thousands):

	December 31,
	2018	2017
Carrying Value
Fixed rate(a)	$1,026,451	$1,082,367
Variable rate:
WPC Credit Facility—Bridge Loan (Note 3)	40,802	60,802
WPC Credit Facility—Working Capital Facility (Note 3)	835	7,835
Non-recourse debt(a)
Amount subject to interest rate cap	285,067	265,954
Amount subject to floating interest rate	14,496	25,444
Amount subject to interest rate swap	—	47,148

	341,200	407,183

	$1,367,651	$1,489,550

Percent of Total Debt
Fixed rate	75%	73%
Variable rate	25%	27%

	100%	100%

Weighted-Average Interest Rate at End of Year
Fixed rate	4.3%	4.3%
Variable rate(b)	5.3%	4.3%

(a)
Aggregate debt balance includes deferred financing costs totaling $6.6 million and $7.3 million as of December 31, 2018 and 2017, respectively.

(b)
The impact of our derivative instruments (Note 8) is reflected in the weighted-average interest rates.

Lake Arrowhead Resort and Spa

        The $14.5 million outstanding mortgage loan on Lake Arrowhead Resort and Spa matured on February 28, 2019; we have not paid off the outstanding principal balance, although all required debt service through the date of this Joint Proxy Statement/Prospectus has continued to be paid on time. We are currently in discussions with the lender to amend the terms of the loan agreement, including, but not limited to, extending the maturity date, although there can be no assurance that we will be able to do so on favorable terms, if at all.

Covenants

        Pursuant to our mortgage loan agreements, our consolidated subsidiaries are subject to various operational and financial covenants, including minimum debt service coverage and debt yield ratios. Most of our mortgage loan agreements contain "lock-box" provisions, which permit the lender to access or sweep a hotel's excess cash flow and could be triggered by the lender under limited circumstances, including the failure to maintain minimum debt service coverage ratios. If a lender requires that we enter into a cash management agreement, we would generally be permitted to spend an amount equal to our budgeted hotel operating expenses, taxes, insurance and capital expenditure reserves for the relevant hotel. The lender would then hold all excess cash flow after the payment of debt service in an escrow account until certain performance hurdles are met. Except as discussed below, at December 31, 2018, we were in compliance with the applicable covenants for each of our mortgage loans.

        At March 31, 2018, the minimum debt service coverage ratio for the Courtyard Pittsburgh Shadyside was not met; this ratio was still not met as of December 31, 2018.

        At September 30, 2018, the minimum debt service coverage ratio for the Westin Minneapolis was not met and we entered into a cash management agreement that permits the lender to sweep the excess cash flow from the hotel. As of December 31, 2018, this ratio was still not met and the cash management agreement remained in effect.

        At September 30, 2018, the minimum debt service coverage ratio for the Equinox, a Luxury Collection Golf Resort & Spa, was not met; this ratio was still not met as of December 31, 2018.

        At December 31, 2018, the minimum debt yield ratio for the Sanderling Resort was not met; therefore, beginning in March 2019, the loan began to amortize in an amount equal to the original loan amount over a twenty-five year period and will continue to amortize until such time as the minimum debt yield ratio is met.

Cash Resources

        At December 31, 2018, our cash resources consisted of cash totaling $66.6 million, of which $23.7 million was designated as hotel operating cash. We also had the $25.0 million Working Capital Facility, of which $24.2 million remained available to be drawn at December 31, 2018. Our cash resources can be used for working capital needs, debt service and other commitments, such as the renovation commitments noted below.

Cash Requirements

        During the next 12 months, we expect that our cash requirements will include (i) paying distributions to our stockholders, (ii) fulfilling our renovation commitments (Note 10), (iii) funding hurricane-related repair and remediation costs in excess of insurance proceeds received, (iv) funding lease commitments, (v) making scheduled mortgage loan principal payments, including (a) scheduled balloon payments totaling $91.5 million on mortgage loans on three Consolidated Hotels, and (b) our share of balloon payments scheduled for mortgage loans on two Unconsolidated Hotel totaling $63.1 million, and (vi) paydown of the Bridge Loan totaling $40.8 million, as well as other normal recurring operating expenses. We currently intend to refinance the scheduled balloon payments, although there can be no assurance that we will be able to do so on favorable terms, if at all.

        We expect to use cash generated from operations, the Working Capital Facility, mortgage financing and cash received from dispositions of properties to fund these cash requirements in addition to amounts held in escrow to fund our renovation commitments.

Capital Expenditures and Reserve Funds

        With respect to our hotels that are operated under management or franchise agreements with major international hotel brands and for most of our hotels subject to mortgage loans, we are obligated to maintain furniture, fixtures and equipment reserve accounts for future capital expenditures at these hotels, sufficient to cover the cost of routine improvements and alterations at the hotels. The amount funded into each of these reserve accounts is generally determined pursuant to the management agreements, franchise agreements and/or mortgage loan documents for each of the respective hotels and typically ranges between 3.0% and 5.0% of the respective hotel's total gross revenue. At December 31, 2018 and 2017, $37.9 million and $32.9 million, respectively, was held in furniture, fixtures and equipment reserve accounts for future capital expenditures.

Off-Balance Sheet Arrangements and Contractual Obligations

        The table below summarizes our debt, off-balance sheet arrangements and other contractual obligations (primarily our capital commitments and lease obligations) at December 31, 2018 and the effect that these arrangements and obligations are expected to have on our liquidity and cash flow in the specified future periods (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Non-recourse debt—Principal(a)(b)	$1,332,578	$110,809	$800,796	$370,722	$50,251
Interest on borrowings(c)	163,434	60,307	85,253	17,046	828
WPC Credit Facility (Bridge Loan)—Principal	40,802	40,802	—	—	—
WPC Credit Facility (Working Capital Facility)—Principal	835	835	—	—	—
Operating and other lease commitments(d)	834,596	4,934	9,414	8,942	811,306
Contractual capital commitments(e)	21,409	12,071	9,338	—	—
Asset retirement obligation, net(f)	1,540	—	—	—	1,540

	$2,395,194	$229,758	$904,801	$396,710	$863,925

(a)
Excludes deferred financing costs totaling $6.6 million.

(b)
Total Non-recourse debt—Principal due in less than one year includes $91.5 million of scheduled balloon payments on three consolidated mortgage loans. We currently intend to refinance these mortgage loans, although there can be no assurance that we will be able to do so on favorable terms, if at all.

(c)
For variable-rate debt, interest on borrowings is calculated using the swapped or capped interest rate, when in effect.

(d)
Operating and other lease commitments consist of rent obligations under ground leases and our share of future rents payable pursuant to the advisory agreement with our Advisor (the "Advisory Agreement") for the purpose of leasing office space used for the administration of real estate entities. At December 31, 2018, this balance primarily related to our commitments on ground leases for two hotels, which expire in 2087 and 2099 and have rent obligations consistently increasing throughout their respective terms; therefore, the most significant commitments occur near the conclusion of the leases.

(e)
Capital commitments represent our remaining contractual renovation commitments at our Consolidated Hotels, which does not reflect any renovation work to be undertaken as a result of Hurricane Irma (Note 10).

(f)
Represents the estimated future obligation for the removal of asbestos and environmental waste in connection with three of our hotels upon the retirement or sale of the asset.

Equity Method Investments

        We owned equity interests in four Unconsolidated Hotels, two with unrelated third parties and two with CWI 2. Our ownership interest and summarized financial information for these investments at December 31, 2018 is presented below. Any cash requirements with respect to our share of these debt obligations are discussed above under Cash Requirements. Summarized financial information provided represents the total amounts attributable to the investments and does not represent our proportionate share (dollars in thousands):

Venture	Ownership Interest at December 31, 2018	Total Assets	Total Third- Party Debt	Third-Party Debt Maturity Date
Hyatt Centric French Quarter Venture	80%	$44,530	$30,484	8/2019
Marriott Sawgrass Golf Resort & Spa Venture	50%	145,202	77,998	11/2019
Ritz-Carlton Bacara, Santa Barbara Venture	40%	382,479	227,535	9/2021
Ritz-Carlton Philadelphia Venture	60%	98,652	64,210	2/2023

		$670,863	$400,227

Environmental Obligations

        Our hotels are subject to various federal, state and local environmental laws. Under these laws, governmental entities have the authority to require the current owner of the property to perform or pay for the cleanup of contamination (including hazardous substances, waste or petroleum products) at, on, under or emanating from the property and to pay for natural resource damages arising from such contamination. Such laws often impose liability without regard to whether the owner or operator or other responsible party knew of, or caused such contamination, and the liability may be joint and several. Because these laws also impose liability on persons who owned the property at the time it became contaminated, it is possible we could incur cleanup costs or other environmental liabilities even after we sell properties. Contamination at, on, under or emanating from our properties also may expose us to liability to private parties for costs of remediation and/or personal injury or property damage. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. If contamination is discovered on our properties, environmental laws also may impose restrictions on the manner in which the property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Moreover, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral or to sell the property on favorable terms or at all. We are not aware of any past or present environmental liability for non-compliance with environmental laws that we believe would have a material adverse effect on our business, financial condition, liquidity or results of operations.

        In connection with the purchase of hotels, we have independent environmental consultants conduct a Phase I environmental site assessment prior to purchase. Phase I site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. None of the existing Phase I site assessments on our hotels revealed any past or present environmental condition that we believe would have a material adverse effect on our business, financial condition, liquidity or results of operations.

Critical Accounting Estimates

        Our significant accounting policies are described in Note 2. Many of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are described under Critical Accounting Policies and Estimates in Note 2. The recent accounting changes that may potentially impact our business are described under Recent Accounting Requirements in Note 2.

Supplemental Financial Measures

        In the real estate industry, analysts and investors employ certain non-GAAP supplemental financial measures in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of our goals and in the evaluation of the effectiveness of our strategies, we use FFO and MFFO, which are non-GAAP measures defined by our management. We believe that these measures are useful to investors to consider because they may assist them to better understand and measure the performance of our business over time and against similar companies. A description of FFO and MFFO, and reconciliations of these non-GAAP measures to the most directly comparable GAAP measures, are provided below.

FFO and MFFO

        Due to certain unique operating characteristics of real estate companies, as discussed below, National Association of Real Estate Investment Trusts, Inc. ("NAREIT") has promulgated a non-GAAP measure known as FFO, which we believe to be an appropriate supplemental measure, when used in addition to and in conjunction with results presented in accordance with GAAP, to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental non-GAAP measure. FFO is not equivalent to nor a substitute for net income or loss as determined under GAAP.

        We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as restated in December 2018. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, impairment charges on real estate, and depreciation and amortization from real estate assets; and after adjustments for unconsolidated partnerships and jointly-owned investments. Adjustments for unconsolidated partnerships and jointly-owned investments are calculated to reflect FFO. Our FFO calculation complies with NAREIT's policy described above. However, NAREIT's definition of FFO does not distinguish between the conventional method of equity accounting and the HLBV method of accounting for unconsolidated partnerships and jointly-owned investments.

        The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate-related depreciation and amortization, as well as impairment charges of real estate-related assets, provides a more complete understanding of our performance to investors and to management; and when compared year over year, reflects the impact on our operations from trends in occupancy rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. In particular, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions, which can change over time. An asset will only be evaluated for impairment if certain impairment indicators exist. For real estate assets held for investment and related intangible assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property's asset group to the estimated future net undiscounted cash flow that we expect the property's asset group will generate, including any estimated proceeds from the eventual sale of the property's asset group. It should be noted, however, the property's asset group's estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value. While impairment charges are excluded from the calculation of FFO described above due to the fact that impairments are based on estimated future undiscounted cash flows, it could be difficult to recover any impairment charges. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating the operating performance of the company. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP measures FFO and MFFO and the adjustments to GAAP in calculating FFO and MFFO.

        Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) were put into effect subsequent to the establishment of NAREIT's definition of FFO. Management believes these cash-settled expenses, such as acquisition fees that are typically accounted for as operating expenses, do not affect our overall long-term operating performance. Publicly registered, non-traded REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that non-traded REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. We intend to begin the process of achieving a liquidity event (i.e., listing of our common stock on a national exchange, a merger or sale of our assets or another similar transaction) not later than six years following the conclusion of our initial public offering, which occurred on September 15, 2013. Thus, we intend to have a limited life. Due to the above factors and other unique features of publicly registered, non-traded REITs, the Institute for Portfolio Alternatives (formerly known as the Investment Program Association) ("IPA"), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-traded REITs and which we believe to be another appropriate non-GAAP measure to reflect the operating performance of a non-traded REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance now that our offering has been completed and once essentially all of our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-traded REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance, with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. MFFO should only be used to assess the sustainability of a company's operating performance after a company's offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on a company's operating performance during the periods in which properties are acquired.

        We define MFFO consistent with the IPA's Practice Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations (the "Practice Guideline"), issued by the IPA in November 2010. This Practice Guideline defines MFFO as FFO further adjusted for the following items included in the determination of GAAP net income, as applicable: acquisition fees and expenses; accretion of discounts and amortization of premiums on debt investments; where applicable, payments of loan principal made by our equity investees accounted for under the hypothetical liquidation model where such payments reduce our equity in earnings of equity method investments in real estate, nonrecurring impairments of real estate-related investments (i.e., infrequent or unusual, not reasonably likely to recur in the ordinary course of business); mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, derivatives or securities holdings, where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for Consolidated and Unconsolidated Hotels, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses on hedges, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses that are unrealized and may not ultimately be realized.

        Our MFFO calculation complies with the IPA's Practice Guideline described above. In calculating MFFO, we exclude acquisition-related expenses, fair value adjustments of derivative financial instruments and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by a company. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the company, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. We account for certain of our equity investments using the hypothetical liquidation model which is based on distributable cash as defined in the operating agreement.

        Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-traded REITs, which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that MFFO and the adjustments used to calculate it allow us to present our performance in a manner that takes into account certain characteristics unique to non-traded REITs, such as their limited life, defined acquisition period and targeted exit strategy, and is therefore a useful measure for investors. For example, acquisition costs are generally funded from the proceeds of our offering and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management's analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

        Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance.

        Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry and we would have to adjust our calculation and characterization of FFO and MFFO accordingly.

        FFO and MFFO were as follows (in thousands):

	Years Ended December 31,
	2018	2017	2016
Net income (loss) attributable to CWI stockholders	$8,056	$4,928	$(8,753)
Adjustments:
Depreciation and amortization of real property	77,459	82,062	80,950
Net gain on sale of real estate	(31,260)	(5,164)	—
Proportionate share of adjustments for partially owned entities—FFO adjustments	6,626	(1,620)	(3,202)
Gain on sale of equity investment	—	(21,625)	—
Impairment charges	—	—	4,112

Total adjustments	52,825	53,653	81,860

FFO attributable to CWI stockholders (as defined by NAREIT)	60,881	58,581	73,107

Straight-line and other rent adjustments	6,200	5,417	5,491
(Gain) loss on hurricane-related property damage(a)	(1,340)	7,008	—
Proportionate share of adjustments for partially owned entities—MFFO adjustments	1,311	(2,514)	684
Net loss on extinguishment of debt	511	225	2,268
Acquisition expenses(b)	—	—	3,727
Fair market value adjustments	—	—	(1,877)

Total adjustments	6,682	10,136	10,293

MFFO attributable to CWI stockholders	$67,563	$68,717	$83,400

(a)
We excluded the (gain) loss on hurricane-related property damage (which does not include business interruption income) because of its non-recurring nature.

(b)
In evaluating investments in real estate, management differentiates the costs to acquire the investment from the operations derived from the investment. Such information would be comparable only for non-traded REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management's analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our Advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income, which is a performance measure under

  GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses, and other costs related to the property.

Quantitative and Qualitative Disclosures About Market Risk.

Market Risk

        We currently have limited exposure to financial market risks, including changes in interest rates. We currently have no foreign operations and are not exposed to foreign currency fluctuations.

Interest Rate Risk

        The values of our real estate and related fixed-rate debt obligations are subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions, which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled, if we do not choose to repay the debt when due. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the fair value of our assets to decrease.

        We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we have historically attempted to obtain non-recourse mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our joint investment partners have obtained, and may in the future obtain, variable-rate non-recourse mortgage loans, and, as a result, we have entered into, and may continue to enter into, interest rate swap agreements or interest rate cap agreements with counterparties. See Note 8 for additional information on our interest rate swaps and caps.

        At December 31, 2018, all of our debt bore interest at fixed rates, was swapped to a fixed rate or was subject to an interest rate cap, with the exception of the Bridge Loan and Working Capital Facility, which had outstanding balances of $40.8 million and $0.8 million, respectively, as well as one mortgage loan with an outstanding balance of $14.5 million. Our debt obligations are more fully described in Note 9 and under "—Liquidity and Capital Resources" above. The following table presents principal cash outflows for our Consolidated Hotels based upon expected maturity dates of our long-term debt obligations outstanding at December 31, 2018 and excludes deferred financing costs (in thousands):

	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
Fixed-rate debt	$92,158	$58,623	$458,253	$244,104	$126,618	$50,251	$1,030,007	$1,012,990
Variable-rate debt(a)	$18,651	$164,730	$119,190	$—	$—	$—	$302,571	$303,687

(a)
Excludes $40.8 million and $0.8 million outstanding under the Bridge Loan and Working Capital Facility, respectively, from WPC (Note 3). Unless the Advisory Agreement is terminated, the Bridge Loan and Working Capital Facility, as amended, are currently scheduled to mature on June 30, 2019 and December 31, 2019, respectively.

        The estimated fair value of our fixed-rate debt and our variable-rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of interest rate swaps, or that has been subject to an interest rate cap, is affected by changes in interest rates. A decrease or increase in interest rates of 1% would change the estimated fair value of this debt at December 31, 2018 by an aggregate increase of $32.1 million or an aggregate decrease of $31.8 million, respectively. Annual interest expense on our variable-rate debt that is subject to an interest rate cap at December 31, 2018 would increase or decrease by $2.3 million for each respective 1% change in annual interest rates.

 CAREY WATERMARK INVESTORS INCORPORATED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

        Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in certain key components of our financial statements from period to period. Management's Discussion and Analysis of Financial Condition and Results of Operations also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results.

        When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms "we," "us," or "our" refer to Carey Watermark Investors Incorporated and its consolidated subsidiaries. The following discussion should be read in conjunction with our consolidated financial statements beginning on page F-58 and notes thereto. References to "Notes" in this section are to the notes beginning on page F-63. See also the sections titled "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" beginning on pages 31 and 32, respectively.

Business Overview

        As described in more detail in "The Companies" in this Joint Proxy Statement/Prospectus beginning on page 54, we are a publicly-owned, non-traded REIT that invests in, and through Carey Lodging Advisors, LLC (our "Advisor"), manages and seeks to enhance the value of, interests in lodging and lodging-related properties. We have invested the proceeds from our initial public offering and follow-on offering in a diversified lodging portfolio, including full-service, select-service and resort hotels. Our results of operations are significantly impacted by seasonality and by hotel renovations. We have invested in hotels and then initiated significant renovations at certain hotels. Generally, during the renovation period, a portion of total rooms are unavailable and hotel operations are often disrupted, negatively impacting our results of operations. At September 30, 2019, we held ownership interests in 26 hotels, with a total of 7,396 rooms.

Significant Developments

Proposed Merger

        On October 22, 2019, we entered into a merger agreement with Carey Watermark Investors 2 Incorporated ("CWI 2"), along with one of its wholly-owned subsidiaries (the "Merger Agreement"), pursuant to which we will merge with and into one of CWI 2's subsidiaries and will survive as a wholly-owned subsidiary of CWI 2. In accordance with the Merger Agreement, we and CWI 2 also entered into agreements to internalize the management of the combined companies following the merger. If the proposed merger is consummated, each share of our issued and outstanding common stock will be cancelled and, in exchange for cancellation of such share, the rights attaching to such share will be converted automatically into the right to receive 0.9106 shares of validly issued, fully paid and nonassessable shares of CWI 2's Class A common stock, $0.001 par value per share. Further details concerning the proposed merger are described in a Form 8-K that we filed with the Securities and Exchange Commission ("SEC") on October 22, 2019.

Disposition Activity

        On October 9, 2019, the Hilton Garden Inn New Orleans French Quarter/CBD venture sold the hotel to an unaffiliated third party for a contractual sales price of $26.0 million. We owned an 88% controlling ownership interest in the venture.

        On September 17, 2019, we sold our 100% ownership interest in the Courtyard San Diego Mission Valley to an unaffiliated third party for a contractual sales price of $79.0 million, with net proceeds after the repayment of the related mortgage loan of approximately $33.6 million, including the release of $1.4 million of restricted cash. We recognized a gain on sale of $5.9 million during the third quarter of 2019 in connection with this transaction.

WPC Credit Facility

        We entered into an agreement effective September 26, 2019 that extended the maturity date of our Bridge Loan (defined in Note 3), on its existing terms, to December 31, 2019, with the option to extend the maturity to March 31, 2020, at our election. As part of this agreement, the Working Capital Facility (defined in Note 3), which is currently scheduled to mature on December 31, 2019, now has an option to extend the maturity date to March 31, 2020 at our election. Upon exercise of the three-month extension, the interest rate for both loans would increase to London Interbank Offered Rate ("LIBOR") plus 3.0% from the current interest rate of LIBOR plus 1.0%. At September 30, 2019, the outstanding balance under the Bridge Loan was $35.0 million. No balance was outstanding under the Working Capital Facility at September 30, 2019. On October 28, 2019, we repaid $5.0 million towards the Bridge Loan.

Financial and Operating Highlights

(Dollars in thousands, except average daily rate ("ADR") and revenue per available room ("RevPAR"))

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Hotel revenues(a)	$151,118	$148,235	$469,362	$457,925
Net (loss) income attributable to CWI stockholders	(2,454)	(7,210)	(16,519)	14,697
Cash distributions paid	20,099	19,742	60,089	59,219
Net cash provided by operating activities			76,040	58,556
Net cash provided by investing activities			62,276	123,223
Net cash used in financing activities			(119,172)	(180,701)
Supplemental Financial Measures:(b)
FFO attributable to CWI stockholders	17,322	16,733	43,026	46,381
MFFO attributable to CWI stockholders	20,183	18,915	50,827	50,818
Consolidated Hotel Operating Statistics
Occupancy	75.9%	76.8%	75.3%	77.4%
ADR	$220.48	$219.84	$232.12	$224.52
RevPAR	167.26	168.78	174.89	173.88

(a)
Hotel revenues include business interruption income of $2.8 million and $6.1 million recognized during the three months ended September 30, 2019 and 2018, respectively, and $3.6 million and $18.3 million recognized during the nine months ended September 30, 2019 and 2018, respectively, with amounts recognized during the periods relating primarily to Hurricane Irma.

(b)
We consider funds from operations ("FFO") and modified funds from operations ("MFFO"), which are supplemental measures that are not defined by GAAP ("non-GAAP measures"), to be important measures in the evaluation of our results of operations and capital resources. We evaluate our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objective of funding distributions to stockholders. See "—Supplemental Financial Measures" below for our definitions of these non-GAAP measures and reconciliations to their most directly comparable GAAP measures.

        The comparison of our results period over period is influenced by both the number and size of the hotels consolidated in each of the respective periods. At September 30, 2019, we owned 22 Consolidated Hotels, compared to 24 Consolidated Hotels at September 30, 2018. At December 31, 2018, we owned 23 Consolidated Hotels, compared to 27 Consolidated Hotels at December 31, 2017.

Portfolio Overview

        The following table sets forth certain information for each of our Consolidated Hotels and our Unconsolidated Hotels at September 30, 2019:

Hotels	State	Number of Rooms	% Owned	Acquisition Date	Hotel Type
Consolidated Hotels
2012 Acquisitions
Hilton Garden Inn New Orleans French Quarter/CBD(a)	LA	155	88%	6/8/2012	Select-service
Lake Arrowhead Resort and Spa	CA	173	97%	7/9/2012	Resort
2013 Acquisitions
Courtyard Pittsburgh Shadyside	PA	132	100%	3/12/2013	Select-service
Hutton Hotel Nashville	TN	250	100%	5/29/2013	Full-service
Holiday Inn Manhattan 6th Avenue Chelsea	NY	226	100%	6/6/2013	Full-service
Fairmont Sonoma Mission Inn & Spa	CA	226	100%	7/10/2013	Resort
Marriott Raleigh City Center	NC	401	100%	8/13/2013	Full-service
Hawks Cay Resort(b)	FL	425	100%	10/23/2013	Resort
Renaissance Chicago Downtown	IL	560	100%	12/20/2013	Full-service
2014 Acquisitions
Hyatt Place Austin Downtown	TX	296	100%	4/1/2014	Select-service
Courtyard Times Square West	NY	224	100%	5/27/2014	Select-service
Sheraton Austin Hotel at the Capitol	TX	367	80%	5/28/2014	Full-service
Hampton Inn & Suites/Homewood Suites Denver Downtown Convention Center	CO	302	100%	6/25/2014	Select-service
Sanderling Resort	NC	128	100%	10/28/2014	Resort
Marriott Kansas City Country Club Plaza	MO	295	100%	11/18/2014	Full-service
2015 Acquisitions
Westin Minneapolis	MN	214	100%	2/12/2015	Full-service
Westin Pasadena	CA	350	100%	3/19/2015	Full-service
Hilton Garden Inn/Homewood Suites Atlanta Midtown	GA	228	100%	4/29/2015	Select-service
Ritz-Carlton Key Biscayne(c)	FL	444	47%	5/29/2015	Resort
Ritz-Carlton Fort Lauderdale(d)	FL	198	70%	6/30/2015	Resort
Le Méridien Dallas, The Stoneleigh	TX	176	100%	11/20/2015	Full-service
2016 Acquisition
Equinox, a Luxury Collection Golf Resort & Spa	VT	199	100%	2/17/2016	Resort

		5,969

Unconsolidated Hotels
Hyatt Centric New Orleans French Quarter	LA	254	80%	9/6/2011	Full-service
Marriott Sawgrass Golf Resort & Spa(e)	FL	514	50%	4/1/2015	Resort
Ritz-Carlton Philadelphia	PA	301	60%	5/15/2015	Full-service
Ritz-Carlton Bacara, Santa Barbara(f)	CA	358	40%	9/28/2017	Resort

		1,427

(a)
On October 9, 2019, the venture, in which we had an 88% controlling ownership interest, sold the hotel (Note 13).

(b)
Includes 248 privately owned villas that participate in the villa/condo rental program at September 30, 2019, of which only 240 were available for rent as a result of damage caused by Hurricane Irma.

(c)
CWI 2 owns an interest of approximately 19.3% in this venture. Also, the number of rooms presented includes 142 condo-hotel units that participate in the villa/condo rental program at September 30, 2019.

(d)
Includes 32 condo-hotel units that participate in the villa/condo rental program at September 30, 2019.

(e)
The remaining 50.0% interest in this venture is owned by CWI 2.

(f)
This investment represents a tenancy-in-common interest; the remaining 60.0% interest is owned by CWI 2.

Results of Operations

        We evaluate our results of operations with a primary focus on our ability to generate cash flow necessary to meet our objectives of funding distributions to stockholders and increasing the value of our real estate investments. As a result, our assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income or loss for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation and impairment charges.

        In addition, we use other information that may not be financial in nature, including statistical information, to evaluate the operating performance of our business, including occupancy rate, ADR and RevPAR. Occupancy rate, average daily rate ("ADR") and revenue per available room ("RevPAR") are commonly used measures within the hotel industry to evaluate operating performance. RevPAR, which is calculated as the product of ADR and occupancy rate, is an important statistic for monitoring operating performance at our hotels. Our occupancy rate, ADR and RevPAR performance may be impacted by macroeconomic factors such as U.S. economic conditions, regional and local employment growth, personal income and corporate earnings, business relocation decisions, business and leisure travel, new hotel construction and the pricing strategies of competitors.

        The comparability of our results year over year are impacted by, among other factors, the timing of any acquisitions, dispositions and/or any renovation-related activities.

        The following table presents our comparative results of operations (in thousands):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2019	2018	Change	2019	2018	Change
Hotel Revenues	$151,118	$148,235	$2,883	$469,362	$457,925	$11,437
Hotel Operating Expenses	133,558	130,217	3,341	412,633	396,452	16,181
Asset management fees to affiliate and other expenses	3,464	3,770	(306)	11,073	11,524	(451)
Corporate general and administrative expenses	3,052	2,839	213	9,211	8,555	656
Gain on hurricane-related property damage	(880)	(41)	(839)	(880)	(1,106)	226
Transaction costs	728	—	728	1,483	—	1,483

Total Expenses	139,922	136,785	3,137	433,520	415,425	18,095

Operating income before net gain (loss) on sale of real estate	11,196	11,450	(254)	35,842	42,500	(6,658)
Net gain (loss) on sale of real estate	5,881	(669)	6,550	5,881	31,260	(25,379)

Operating Income	17,077	10,781	6,296	41,723	73,760	(32,037)

Interest expense	(17,219)	(16,557)	(662)	(50,205)	(49,826)	(379)
Equity in (losses) earnings of equity method investments in real estate, net	(759)	(589)	(170)	101	(538)	639
Net loss on extinguishment of debt	—	(322)	322	(136)	(511)	375
Other income	355	140	215	605	508	97

(Loss) Income Before Income Taxes	(546)	(6,547)	6,001	(7,912)	23,393	(31,305)
Provision for income taxes	(1,030)	(986)	(44)	(2,133)	(3,516)	1,383

Net (Loss) Income	(1,576)	(7,533)	5,957	(10,045)	19,877	(29,922)
(Income) loss attributable to noncontrolling interests	(878)	323	(1,201)	(6,474)	(5,180)	(1,294)

Net (Loss) Income Attributable to CWI Stockholders	$(2,454)	$(7,210)	$4,756	$(16,519)	$14,697	$(31,216)

Supplemental Financial Measure:(a)
MFFO Attributable to CWI Stockholders	$20,183	$18,915	$1,268	$50,827	$50,818	$9

(a)
We consider MFFO, a non-GAAP measure, to be an important metric in the evaluation of our results of operations and capital resources. We evaluate our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objective of funding distributions to stockholders. See "—Supplemental Financial Measures" below for our definition of non-GAAP measures and reconciliations to their most directly comparable GAAP measures.

        Our Same Store Hotels are comprised of our 2012 Acquisitions, 2013 Acquisitions, 2014 Acquisitions, 2015 Acquisitions and 2016 Acquisition, excluding the results of any of those hotels sold or classified as held for sale at or prior to September 30, 2019, as well as the results for the Hawks Cay Resort, which was closed due to damage from Hurricane Irma from mid-September 2017 through August 2018 (Note 4).

        The following table sets forth the average occupancy rate, ADR and RevPAR of our Consolidated Hotels (defined in Note 1) for the three and nine months ended September 30, 2019 and 2018 for our Same Store Hotels (defined in Note 1).

	Three Months Ended September 30,		Nine Months Ended September 30,
Same Store Hotels	2019	2018	2019	2018
Occupancy Rate	77.2%	77.3%	76.0%	76.9%
ADR	$221.45	$227.10	$231.45	$233.32
RevPAR	170.99	175.63	175.93	179.45

Hotel Revenues

        For the three months ended September 30, 2019 as compared to the same period in 2018, hotel revenues increased by $2.9 million, comprised of: an increase in revenue from the Hawks Cay Resort of $5.0 million (representing the net impact to revenue after the recognition of business interruption income), partially offset by a decrease in revenue as a result of properties sold subsequent to the second quarter of 2018 or currently classified as held for sale of $1.6 million and a decrease in revenue from our Same Store Hotels totaling $0.5 million. The net decrease in revenue from our Same Store Hotels is primarily due to the impact of renovation-related disruption at certain of our hotels as well as the impact of Hurricane Dorian on our hotels in southern Florida.

        For the nine months ended September 30, 2019 as compared to the same period in 2018, hotel revenues increased by $11.4 million, comprised of: an increase in revenue from the Hawks Cay Resort of $23.7 million (representing the net impact to revenue after the recognition of business interruption income), partially offset by a decrease in revenue as a result of properties sold subsequent to December 31, 2017 or currently classified as held for sale of $7.1 million and a decrease in revenue from our Same Store Hotels of $5.1 million. The net decrease in revenue from our Same Store Hotels is primarily due to the impact of renovation-related disruption at certain of our hotels as well as the impact Hurricane Dorian had on our hotels in southern Florida.

Hotel Operating Expenses

        Room expense, food and beverage expense and other operating department costs fluctuate based on various factors, including occupancy, labor costs, utilities and insurance costs.

        For the three months ended September 30, 2019 as compared to the same period in 2018, aggregate hotel operating expenses increased by $3.3 million, comprised of: an increase in expenses from the Hawks Cay Resort of $5.2 million, partially offset by a decrease in expenses as a result of properties sold subsequent to the second quarter of 2018 or currently classified as held for sale of $1.2 million and a net decrease in expenses from our Same Store Hotels totaling $0.6 million. The net decrease in expenses from our Same Store Hotels is in line with the changes in revenue discussed above.

        For the nine months ended September 30, 2019 as compared to the same period in 2018, aggregate hotel operating expenses increased by $16.2 million, comprised of: an increase in expenses from the Hawks Cay Resort of $22.9 million, partially offset by a decrease in expenses as a result of properties sold subsequent to December 31, 2017 or currently classified as held for sale totaling $5.4 million and a net decrease in expenses from our Same Store Hotels totaling $1.3 million. The net decrease in expenses from our Same Store Hotels is in line with the changes in revenue discussed above.

Gain on Hurricane-Related Property Damage

        During the three months ended September 30, 2019 and 2018, we recognized a gain on hurricane-related property damage of $0.9 million and less than $0.1 million, respectively, resulting from changes in our estimates of the total aggregate damage incurred.

        During the nine months ended September 30, 2019 and 2018, we recognized a gain on hurricane-related property damage of $0.9 million and $1.1 million, respectively, resulting from changes in our estimates of the total aggregate damage incurred.

        We and CWI 2 maintain insurance on all of our hotels, with an aggregate policy limit of $500.0 million for both property damage and business interruption. Our insurance policies are subject to various terms and conditions, including property damage and business interruption deductibles on each hotel, which range from 2.0% to 5.0% of the insured value. We currently estimate our aggregate casualty insurance claim for our Consolidated Hotels related to Hurricane Irma to be in the range of $60.0 million to $70.0 million (which includes estimated clean up, repair and rebuilding costs) and our aggregate business interruption insurance claim to be in the range of $25.0 million to $35.0 million. We currently estimate the collective casualty insurance claim for us and CWI 2 combined to be in the range of $65.0 million to $80.0 million and the collective business interruption insurance claim to be in the range of $25.0 million to $35.0 million. As the restoration work continues to be performed, the estimated total costs will change. We believe that we maintain adequate insurance coverage on our hotels and are working closely with the insurance carriers and claims adjuster to obtain the maximum amount of insurance recovery provided under the policies. However, we can give no assurances as to the amounts of such claims, the timing of payments or the ultimate resolution of the claims.

        We experienced a reduction in revenues as a result of Hurricane Irma. Our business interruption insurance covers lost revenue through the period of property restoration and for up to 12 months after the hotels are back to full operations. We have retained consultants to assess our business interruption claims and are currently reviewing our losses with our insurance carriers. We recorded $2.8 million and $5.8 million of revenue for covered business interruption related to Hurricane Irma during the three months ended September 30, 2019 and 2018, respectively, and $3.6 million and $16.3 million during the nine months ended September 30, 2019 and 2018, respectively. We record revenue for covered business interruption when both the recovery is probable and contingencies have been resolved with the insurance carriers.

Transaction Costs

        During the three and nine months ended September 30, 2019, transactions costs were $0.7 million and $1.5 million, respectively, and represented legal, accounting, financial advisory and other transaction costs related to the proposed merger with CWI 2 and related transactions.

Net Gain (Loss) on Sale of Real Estate

        During the three and nine months ended September 30, 2019, we recognized a gain on sale of real estate of $5.9 million, related to our 100% ownership interest in the Courtyard San Diego Mission Valley to an unaffiliated third party for a contractual sales price of $79.0 million in September 2019 (Note 4).

        During the three months ended September 30, 2018, we recognized a loss of $0.7 million related to the sale of our 100% ownership in the Staybridge Savannah Historic District to an unaffiliated third party for a contractual sales price of $22.0 million in September 2018. During the nine months ended September 30, 2018, we also recognized (i) a gain of $12.3 million related to the sale of our 100.0% ownership interest in the Marriott Boca Raton at Boca Center to an unaffiliated third-party for a contractual sales price of $76.0 million in January 2018 and (ii) an aggregate gain of $19.6 million, related to the sale of our 100.0% ownership interests in the Hampton Inn Memphis Beale Street and Hampton Inn Atlanta Downtown to an unaffiliated third-party for a contractual sales price of $63.0 million in February 2018 (Note 4).

Equity in (Losses) Earnings of Equity Method Investments in Real Estate, Net

        Equity in (losses) earnings of equity method investments in real estate, net represents earnings from our equity investments in Unconsolidated Hotels recognized in accordance with each investment agreement and based upon the allocation of the investment's net assets at book value as if the investment were hypothetically liquidated at the end of each reporting period (Note 5). We are required to periodically compare an investment's carrying value to its estimated fair value and recognize an impairment charge to the extent that the carrying value exceeds the estimated fair value and is determined to be other than temporary. No other-than-temporary impairment charges were recognized on our equity method investments in real estate during the nine months ended September 30, 2019 or 2018.

        The following table sets forth our share of equity in (losses) earnings from our Unconsolidated Hotels, which are based on the hypothetical liquidation at book value ("HLBV") model, as well as certain amortization adjustments related to basis differentials from acquisitions of investments (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
Venture	2019	2018	2019	2018
Marriott Sawgrass Golf Resort & Spa Venture(a)	$(955)	$(497)	$2,185	$1,614
Ritz-Carlton Bacara, Santa Barbara Venture(b)	199	(196)	(2,124)	(3,034)
Hyatt Centric French Quarter Venture(c)	(19)	387	1,085	1,443
Ritz-Carlton Philadelphia Venture	16	(283)	(1,045)	(1,066)
Westin Atlanta Venture(d)	—	—	—	505

Total equity in (losses) earnings of equity method investments in real estate, net	$(759)	$(589)	$101	$(538)

(a)
The increase in our share of equity in losses for the three months ended September 30, 2019 as compared to 2018 is primarily the result of a decline in the performance of the hotel, in part due to the impact of Hurricane Dorian. For the nine months ended September 30, 2019 as compared to 2018, the impact from the decline in the performance of the hotel during the third quarter of 2019 was more than offset by our share of the release of the joint venture's $2.3 million valuation allowance for deferred tax assets.

(b)
The change in our share of equity in (losses) earnings from the venture for both the three and nine months ended September 30, 2019 as compared to the same periods in 2018 reflect an improvement in the operating results of the venture.

(c)
The change in our share of equity in earnings for both the three and nine months ended September 30, 2019 as compared to the same periods in 2018 was primarily a result of a decrease in distributions to us by the venture, largely as a result of a decline in the performance of the hotel.

(d)
On October 19, 2017, the venture sold the Westin Atlanta Perimeter North to an unaffiliated third party. Our share of equity in earnings during the nine months ended September 30, 2018 is the result of additional cash distributions received in that period in connection with the disposition.

Net Loss on Extinguishment of Debt

        During the nine months ended September 30, 2019, we recognized a loss on extinguishment of debt of $0.1 million related to the refinancing of the Sheraton Austin Hotel at the Capitol mortgage loan (Note 9).

        During the three and nine months ended September 30, 2018, we recognized a net loss on extinguishment of debt of $0.3 million and $0.5 million, respectively. During the third quarter of 2018, we defeased the Staybridge Suites Savannah Historic District mortgage loan in connection with the disposition of the hotel (Note 4), and during the second quarter of 2018, we refinanced the Ritz-Carlton Fort Lauderdale senior mortgage and mezzanine loans.

(Income) Loss Attributable to Noncontrolling Interests

        The following table sets forth our (income) loss attributable to noncontrolling interests (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
Venture	2019	2018	2019	2018
Ritz-Carlton Key Biscayne Venture(a)	$1,269	$2,474	$(1,038)	$(1,161)
Ritz-Carlton Fort Lauderdale Venture(b)	924	420	552	37
Hilton Garden Inn New Orleans French Quarter/CBD Venture(c)	(620)	(30)	(710)	(90)
Sheraton Austin Hotel at the Capitol Venture	85	(63)	(373)	(516)
Operating Partnership—Available Cash Distribution (Note 3)	(2,536)	(2,478)	(4,905)	(3,450)

	$(878)	$323	$(6,474)	$(5,180)

(a)
The decrease in loss attributable to noncontrolling interests for the three months ended September 30, 2019 as compared to the same period in 2018 is primarily the result of a decline in our external joint venture partner's capital under the HLBV method of accounting during the three months ended September 30, 2018, which as of September 30, 2018, was zero.

(b)
The increase in loss attributable to noncontrolling interests for both the three and nine months ended September 30, 2019 as compared to the same periods in 2018 is primarily the result of renovation-related disruption experienced at the hotel during the current year periods, as well as the impact of Hurricane Dorian.

(c)
The increase in income attributable to noncontrolling interests for both the three and nine months ended September 30, 2019 as compared to the same periods in 2018 is primarily the result of the distribution of $0.6 million of refinancing proceeds to our joint venture partner during the three months ended September 30, 2019.

Modified Funds from Operations

        MFFO is a non-GAAP measure that we use to evaluate our business. For a definition of MFFO and a reconciliation to net income or loss attributable to CWI stockholders, see "—Supplemental Financial Measures" below.

        For the three months ended September 30, 2019 as compared to the same period in 2018, MFFO increased by $1.3 million. MFFO for the three months ended September 30, 2019 included an adjustment of $0.8 million for costs incurred during the six months ended June 30, 2019 that related to the proposed merger that were not previously presented as an adjustment to MFFO during that period.

Liquidity and Capital Resources

        Our principal demands for funds will be for the payment of operating expenses, interest and principal on current and future indebtedness, including the WPC Credit Facility, and distributions to stockholders. Liquidity is affected adversely by unanticipated costs and greater-than-anticipated operating expenses. We expect to meet our long-term liquidity requirements from cash generated from operations. To the extent that these funds are insufficient to satisfy our cash flow requirements, additional funds may be provided from asset sales, long- and/or short-term borrowings, and proceeds from mortgage financings or refinancings.

Sources and Uses of Cash During the Period

        We have fully invested the proceeds from both our initial public offering and follow-on offering. We use the cash flow generated from hotel operations to meet our normal recurring operating expenses, service debt and fund distributions to our shareholders. Our cash flows fluctuate from period to period due to a number of factors, including the financial and operating performance of our hotels, the timing of purchases or dispositions of hotels, the timing and characterization of distributions from equity method investments in hotels and the seasonality in the demand for our hotels. Also, hotels we invest in may undergo renovations, during which they may experience disruptions, possibly resulting in reduced revenue and operating income. Despite these fluctuations, we believe that we will continue to generate sufficient cash from operations and from our equity method investments to meet our normal recurring short-term and long-term liquidity needs. We may also use existing cash resources, proceeds available under our Working Capital Facility, through its expiration, which, as amended, is currently expected to occur on December 31, 2019 (Note 3), the proceeds of mortgage loans, sales of assets or distributions reinvested in our common stock through our distribution reinvestment plan ("DRIP"). We assess our ability to access capital on an ongoing basis. Our sources and uses of cash during the period are described below.

        Operating Activities—For the nine months ended September 30, 2019 as compared to the same period in 2018, net cash provided by operating activities increased by $17.5 million, reflecting the funding of remediation work to repair properties damaged by the hurricane totaling $10.7 million during the nine months ended September 30, 2018, as well as net changes in other operating assets and liabilities. Additionally, a significant amount of the proceeds related to business interruption income recognized during the nine months ended September 30, 2018 were advanced to us during 2017.

        Investing Activities—Net cash provided by investing activities for the nine months ended September 30, 2019 was $62.3 million, primarily as a result of proceeds of $77.4 million received from the sale of the Courtyard San Diego Mission Valley (Note 4) and $11.7 million of insurance proceeds received related to Hurricane Irma, partially offset by funding $30.0 million of capital expenditures for our Consolidated Hotels.

        Financing Activities—Net cash used in financing activities for the nine months ended September 30, 2019 was $119.2 million, primarily as a result of payments of mortgage financing totaling $136.6 million (primarily from the refinancing of the Sheraton Austin at the Capitol loan totaling $67.0 million (Note 9) and the paydown of the $45.3 million Courtyard San Diego Mission Valley mortgage loan in connection with the sale), cash distributions paid to stockholders aggregating $60.1 million, redemptions of our common stock pursuant to our redemption plan totaling $22.3 million and distributions to noncontrolling interests totaling $8.6 million, partially offset by proceeds from mortgage financing totaling $85.4 million (primarily from the refinancing of the Sheraton Austin at the Capitol loan (Note 9)), as well as the reinvestment of distributions in shares of our common stock through our DRIP totaling $32.3 million.

Distributions

        Our current objectives are to generate sufficient cash flow over time to provide stockholders with distributions and to manage a portfolio of investments with potential for capital appreciation throughout varying economic cycles. For the nine months ended September 30, 2019, we paid distributions to stockholders totaling $60.1 million, which were comprised of cash distributions of $27.8 million and distributions that were reinvested in shares of our common stock by stockholders through our DRIP of $32.3 million. From inception through September 30, 2019, we declared distributions, excluding distributions paid in shares of our common stock, to stockholders totaling $441.6 million, which were comprised of cash distributions of $185.0 million and $256.6 million of distributions that were reinvested by stockholders in shares of our common stock pursuant to our DRIP.

        We believe that FFO, a non-GAAP measure, is an appropriate metric to evaluate our ability to fund distributions to stockholders. For a discussion of FFO, see "—Supplemental Financial Measures" below. Over the life of our company, the regular quarterly cash distributions we pay are expected to be principally sourced from our FFO or our Cash flow from operations. However, we have funded a portion of our cash distributions to date using net proceeds from our public offerings and there can be no assurance that our FFO or our Cash flow from operations will be sufficient to cover our future distributions. Our distribution coverage using FFO was approximately 71% of total distributions declared for the nine months ended September 30, 2019, with the balance funded with proceeds from other sources of cash, such as financings, borrowings or the sales of assets. We fully covered total distributions declared for the nine months ended September 30, 2019 using Net cash provided by operating activities.

Redemptions

        We maintain a quarterly redemption program pursuant to which we may, at the discretion of our board of directors, redeem shares of our common stock from stockholders seeking liquidity. During the nine months ended September 30, 2019, we redeemed 2,259,533 shares of our common stock pursuant to our redemption plan, comprised of 487 redemption requests at an average share price of $9.89. As of the date of our Quarterly Report on Form 10-Q filed with the SEC (November 8, 2019), we have fulfilled all of the valid redemption requests that we received during the nine months ended September 30, 2019. We funded all share redemptions during the nine months ended September 30, 2019 from distributions that were reinvested by stockholders in shares of our common stock pursuant to our DRIP.

Summary of Financing

        The table below summarizes our non-recourse debt, net and WPC Credit Facility (dollars in thousands):

	September 30, 2019	December 31, 2018
Carrying Value
Fixed rate(a)	$939,233	$1,026,451
Variable rate
WPC Credit Facility—Bridge Loan (Note 3)	35,000	40,802
WPC Credit Facility—Working Capital Facility (Note 3)	—	835
Non-recourse debt(a)
Amount subject to interest rate caps	321,194	285,067
Amount subject to floating interest rate	14,420	14,496

	370,614	341,200

	$1,309,847	$1,367,651

Percent of Total Debt
Fixed rate	72%	75%
Variable rate	28%	25%

	100%	100%

Weighted-Average Interest Rate at End of Period
Fixed rate	4.4%	4.3%
Variable rate(b)	5.1%	5.3%

(a)
Aggregate debt balance includes deferred financing costs totaling $6.4 million and $6.6 million at September 30, 2019 and December 31, 2018, respectively.

(b)
The impact of our derivative instruments is reflected in the weighted-average interest rates.

Hilton Garden Inn New Orleans French Quarter/CBD

        During the third quarter of 2019, we refinanced the $10.0 million Hilton Garden Inn New Orleans French Quarter/CBD mortgage loan with a new mortgage loan of up to $18.0 million, of which $15.0 million was funded at closing. The loan has a floating annual interest rate of LIBOR plus 2.8% (subject to an interest rate cap) and a maturity date of July 1, 2022, with two one-year extension options. No gain or loss was recognized on the extinguishment of debt. This hotel was subsequently sold on October 9, 2019.

Sheraton Austin Hotel at the Capitol

        During the second quarter of 2019, we refinanced the $67.0 million Sheraton Austin Hotel at the Capitol mortgage loan with a new mortgage loan that has a maximum principal amount of $92.4 million, of which we drew $68.4 million at closing, with the remaining balance available to fund planned renovations at the hotel. The loan has a floating annual interest rate of LIBOR plus 3.5% (which is subject to an interest rate cap) and a maturity date of July 9, 2022 with two one-year extension options. We recognized a loss on extinguishment of debt of $0.1 million on this refinancing.

Lake Arrowhead Resort and Spa

        The $14.5 million outstanding mortgage loan on Lake Arrowhead Resort and Spa that matured on May 29, 2019 was modified during the second quarter of 2019 to extend the maturity date to April 30, 2020. As part of this modification, we began making monthly amortization payments of $40,000 that will continue through the maturity date.

Covenants

        Pursuant to our mortgage loan agreements, our consolidated subsidiaries are subject to various operational and financial covenants, including minimum debt service coverage and debt yield ratios. Most of our mortgage loan agreements contain "lock-box" provisions, which permit the lender to access or sweep a hotel's excess cash flow and could be triggered by the lender under limited circumstances, including the failure to maintain minimum debt service coverage ratios. If a lender requires that we enter into a cash management agreement, we would generally be permitted to spend an amount equal to our budgeted hotel operating expenses, taxes, insurance and capital expenditure reserves for the relevant hotel. The lender would then hold all excess cash flow after the payment of debt service in an escrow account until certain performance hurdles are met. Except as discussed below, at September 30, 2019, we were in compliance with the applicable covenants for each of our mortgage loans.

        At March 31, 2018, the minimum debt service coverage ratio for the Courtyard Pittsburgh Shadyside was not met; this ratio was still not met as of September 30, 2019 and we have entered into a cash management agreement with the lender.

        At September 30, 2018, the minimum debt service coverage ratio for the Westin Minneapolis was not met and we entered into a cash management agreement that permits the lender to sweep the excess cash flow from the hotel. As of September 30, 2019, this ratio was still not met and the cash management agreement remained in effect.

        At September 30, 2018, the minimum debt service coverage ratio for the Equinox, a Luxury Collection Golf Resort & Spa was not met; this ratio was still not met as of September 30, 2019 and we have entered into a cash management agreement with the lender.

        At December 31, 2018, the minimum debt yield ratio for the Sanderling Resort was not met; therefore, in May 2019, the loan began to amortize in an amount equal to the original loan amount over a 25-year period and will continue to amortize until such time as the minimum debt yield ratio is met. As of September 30, 2019, this ratio was still not met.

        At September 30, 2019, the minimum debt service coverage ratio for the Holiday Inn Manhattan 6th Avenue Chelsea was not met and we entered into a cash management agreement that permits the lender to sweep the excess cash flow from the hotel.

Cash Resources

        At September 30, 2019, our cash resources consisted of cash and cash equivalents totaling $78.8 million, of which $30.1 million was designated as hotel operating cash. We also had the $25.0 million Working Capital Facility, all of which remained available to be drawn at both September 30, 2019 and as of the date of our Quarterly Report on Form 10-Q filed with the SEC (November 8, 2019). Our cash resources can be used for working capital needs, debt service and other commitments, such as the renovation commitments noted below.

Cash Requirements

        During the next 12 months, we expect that our cash requirements will include (i) paying distributions to our stockholders, (ii) fulfilling our renovation commitments (Note 10), (iii) funding hurricane-related repair and remediation costs in excess of insurance proceeds received, (iv) funding lease commitments, (v) making scheduled mortgage loan principal payments, including (a) scheduled balloon payments totaling $149.0 million on three mortgage loans on our Consolidated Hotels and (b) our share of balloon payments scheduled for two Unconsolidated Hotels totaling $62.6 million, and (vi) paydown of the WPC Credit Facility, as well as other normal recurring operating expenses. We currently intend to refinance the mortgage loans, although there can be no assurance that we will be able to do so on favorable terms, if at all.

        We expect to use cash generated from operations, the Working Capital Facility, mortgage financing and cash received from dispositions of properties to fund these cash requirements in addition to amounts held in escrow to fund our renovation commitments.

Capital Expenditures and Reserve Funds

        With respect to our hotels that are operated under management or franchise agreements with major international hotel brands and for most of our hotels subject to mortgage loans, we are obligated to maintain furniture, fixtures and equipment reserve accounts for future capital expenditures sufficient to cover the cost of routine improvements and alterations at these hotels. The amount funded into each of these reserve accounts is generally determined pursuant to the management agreements, franchise agreements and/or mortgage loan documents for each of the respective hotels and typically ranges between 3% and 5% of the respective hotel's total gross revenue. At both September 30, 2019 and December 31, 2018, $37.9 million was held in furniture, fixtures and equipment reserve accounts for future capital expenditures.

Off-Balance Sheet Arrangements and Contractual Obligations

        The table below summarizes our debt, off-balance sheet arrangements and other contractual obligations (primarily our capital commitments and lease obligations) at September 30, 2019 and the effect that these arrangements and obligations are expected to have on our liquidity and cash flow in the specified future periods (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Non-recourse debt—Principal(a)(b)	$1,281,250	$168,069	$935,249	$177,932	$—
Interest on borrowings(c)	124,800	56,686	60,555	7,559	—
WPC Credit Facility (Bridge Loan)—Principal	35,000	35,000	—	—	—
Operating lease commitments(d)	926,269	5,530	10,879	10,680	899,180
Contractual capital commitments(e)	22,146	10,181	11,965	—	—

	$2,389,465	$275,466	$1,018,648	$196,171	$899,180

(a)
Excludes deferred financing costs totaling $6.4 million.

(b)
Total Non-recourse debt—Principal due in less than one year includes $149.0 million of scheduled balloon payments on three consolidated mortgage loans. We currently intend to refinance these mortgage loans, although there can be no assurance that we will be able to do so on favorable terms, if at all.

(c)
For variable-rate debt, interest on borrowings is calculated using the capped interest rate, when in effect.

(d)
At September 30, 2019, this balance primarily related to our commitments on ground leases for two hotels, which expire in 2087 and 2099 and have contractual rent increases throughout their respective terms; therefore, the most significant commitments occur near the conclusion of the leases.

(e)
Capital commitments represent our remaining contractual renovation commitments at our Consolidated Hotels, which does not reflect any renovation work to be undertaken as a result of Hurricane Irma (Note 10).

Supplemental Financial Measures

        In the real estate industry, analysts and investors employ certain non-GAAP supplemental financial measures in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of our goals and in the evaluation of the effectiveness of our strategies, we use FFO and MFFO, which are non-GAAP measures defined by our management. We believe that these measures are useful to investors to consider because they may assist them to better understand and measure the performance of our business over time and against similar companies. A description of FFO and MFFO, and reconciliations of these non-GAAP measures to the most directly comparable GAAP measures, are provided below.

FFO and MFFO

        Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts ("NAREIT"), an industry trade group, has promulgated a non-GAAP measure known as FFO, which we believe to be an appropriate supplemental measure, when used in addition to and in conjunction with results presented in accordance with GAAP, to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental non-GAAP measure. FFO is not equivalent to, nor a substitute for, net income or loss as determined under GAAP.

        We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as restated in December 2018. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, impairment charges on real estate, and depreciation and amortization from real estate assets; and after adjustments for unconsolidated partnerships and jointly owned investments. Adjustments for unconsolidated partnerships and jointly owned investments are calculated to reflect FFO. Our FFO calculation complies with NAREIT's policy described above. However, NAREIT's definition of FFO does not distinguish between the conventional method of equity accounting and the HLBV method of accounting for unconsolidated partnerships and jointly owned investments.

        The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate-related depreciation and amortization, as well as impairment charges of real estate-related assets, provides a more complete understanding of our performance to investors and to management; and when compared year over year, reflects the impact on our operations from trends in occupancy rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income or loss. In particular, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions, which can change over time. An asset will only be evaluated for impairment if certain impairment indicators exist. For real estate assets held for investment and related intangible assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property's asset group to the estimated future net undiscounted cash flow that we expect the property's asset group will generate, including any estimated proceeds from the eventual sale of the property's asset group. It should be noted, however, that the property's asset group's estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value. While impairment charges are excluded from the calculation of FFO described above due to the fact that impairments are based on estimated future undiscounted cash flows, it could be difficult to recover any impairment charges. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or loss or in its applicability in evaluating the operating performance of the company. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP measures FFO and MFFO and the adjustments to GAAP in calculating FFO and MFFO.

        Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) were put into effect subsequent to the establishment of NAREIT's definition of FFO. Management believes these cash-settled expenses, such as acquisition fees that are typically accounted for as operating expenses, do not affect our overall long-term operating performance. Publicly registered, non-traded REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that non-traded REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. Due to the above factors and other unique features of publicly registered, non-traded REITs, the Institute for Portfolio Alternatives (formerly known as the Investment Program Association) ("IPA"), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-traded REITs and which we believe to be another appropriate non-GAAP measure to reflect the operating performance of a non-traded REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance now that our offering has been completed and once essentially all of our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-traded REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance, with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. MFFO should only be used to assess the sustainability of a company's operating performance after a company's offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on a company's operating performance during the periods in which properties are acquired.

        We define MFFO consistent with the IPA's Practice Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations (the "Practice Guideline"), issued by the IPA in November 2010. This Practice Guideline defines MFFO as FFO further adjusted for the following items included in the determination of GAAP net income or loss, as applicable: acquisition fees and expenses; accretion of discounts and amortization of premiums on debt investments; where applicable, payments of loan principal made by our equity investees accounted for under the HLBV model where such payments reduce our equity in earnings of equity method investments in real estate, nonrecurring impairments of real estate-related investments (i.e., infrequent or unusual, not reasonably likely to recur in the ordinary course of business); mark-to-market adjustments included in net income or loss; nonrecurring gains or losses included in net income or loss from the extinguishment or sale of debt, hedges, derivatives or securities holdings, where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for Consolidated and Unconsolidated Hotels, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses on hedges, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income or loss in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses that are unrealized and may not ultimately be realized.

        Our MFFO calculation complies with the IPA's Practice Guideline described above. In calculating MFFO, we exclude acquisition-related expenses, fair value adjustments of derivative financial instruments and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income or loss. These expenses are paid in cash by a company. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the company, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income or loss in determining cash flow from operating activities. We account for certain of our equity investments using the HLBV model which is based on distributable cash as defined in the operating agreement.

        Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-traded REITs, which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that MFFO and the adjustments used to calculate it allow us to present our performance in a manner that takes into account certain characteristics unique to non-traded REITs, such as their limited life, defined acquisition period and targeted exit strategy, and is therefore a useful measure for investors. For example, acquisition costs are generally funded from the proceeds of our offering and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management's analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

        Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income or loss as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance.

        Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry and we would have to adjust our calculation and characterization of FFO and MFFO accordingly.

        FFO and MFFO were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net (loss) income attributable to CWI stockholders	$(2,454)	$(7,210)	$(16,519)	$14,697
Adjustments:
Depreciation and amortization of real property	19,186	18,708	58,175	57,838
Net (gain) loss on sale of real estate	(5,881)	669	(5,881)	(31,260)
Proportionate share of adjustments for partially-owned entities—FFO adjustments	6,471	4,566	7,251	5,106

Total adjustments	19,776	23,943	59,545	31,684

FFO attributable to CWI stockholders (as defined by NAREIT)	17,322	16,733	43,026	46,381

Adjustments:
Straight-line and other rent adjustments	1,946	1,761	6,246	4,443
Transaction costs(a)	1,483	—	1,483	—
Gain on hurricane-related property damage(b)	(880)	(41)	(880)	(1,106)
Net loss on extinguishment of debt	—	322	136	511
Proportionate share of adjustments for partially-owned entities—MFFO adjustments	312	140	816	589

Total adjustments	2,861	2,182	7,801	4,437

MFFO attributable to CWI stockholders	$20,183	$18,915	$50,827	$50,818

(a)
The adjustment for the three months ended September 30, 2019 includes costs related to the proposed merger of $0.8 million that were included in Corporate general and administrative expenses in the consolidated financial statements during the six months ended June 30, 2019 and not presented as an adjustment to MFFO in that period. Upon announcement of the proposed merger, these costs were reclassified in the consolidated statement of operations to Transaction costs and presented as an adjustment to MFFO in the current quarter.

(b)
We excluded the gain on hurricane-related property damage (which does not include business interruption income) because of its non-recurring nature.

Quantitative and Qualitative Disclosures About Market Risk.

Market Risk

        We currently have limited exposure to financial market risks, including changes in interest rates. We currently have no foreign operations and are not exposed to foreign currency fluctuations.

Interest Rate Risk

        The values of our real estate and related fixed-rate debt obligations are subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions, which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled, if we do not choose to repay the debt when due. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the fair value of our assets to decrease.

        We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we generally seek non-recourse mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our joint investment partners have obtained, and may in the future obtain, variable-rate non-recourse mortgage loans, and, as a result, we have entered into, and may continue to enter into, interest rate swap agreements or interest rate cap agreements with counterparties. See Note 8 for additional information on our interest rate swaps and caps.

        At September 30, 2019, all of our debt bore interest at fixed rates or was subject to an interest rate cap, with the exception of the Bridge Loan, which had an outstanding balance of $35.0 million, as well as one mortgage loan with an outstanding balance of $14.4 million. Our debt obligations are more fully described in Note 9 and "—Summary of Financing" above. The following table presents principal cash outflows for our Consolidated Hotels based upon expected maturity dates of our long-term debt obligations outstanding at September 30, 2019 and excludes deferred financing costs (in thousands):

	2019 (Remainder)	2020	2021	2022	2023	2024	Total	Fair Value
Fixed-rate debt	$4,124	$58,627	$458,173	$244,105	$126,618	$50,252	$941,899	$940,998
Variable-rate debt(a)	$909	$179,762	$75,350	$83,330	$—	$—	$339,351	$340,322

(a)
Excludes $35.0 million outstanding under the Bridge Loan from WPC (Note 3). Unless the our agreement with our Advisor expires or is terminated, the Bridge Loan, as amended, is currently scheduled to mature on December 31, 2019.

        The estimated fair value of our fixed-rate debt and our variable-rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of interest rate swaps, or that has been subject to an interest rate cap, is affected by changes in interest rates. A decrease or increase in interest rates of 1.0% would change the estimated fair value of this debt at September 30, 2019 by an aggregate increase of $24.6 million or an aggregate decrease of $25.2 million, respectively. Annual interest expense on our variable-rate debt that is subject to an interest rate cap at September 30, 2019 would increase or decrease by $3.1 million for each respective 1.0% change in annual interest rates.

Annex I

CAREY WATERMARK INVESTORS 2 INCORPORATED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2018

        Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in certain key components of our financial statements from period to period. Management's Discussion and Analysis of Financial Condition and Results of Operations also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results.

        When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms "we," "us," or "our" refer to Carey Watermark Investors 2 Incorporated and its consolidated subsidiaries. The following discussion should be read in conjunction with our consolidated financial statements included beginning on page F-87 and notes thereto. References to "Notes" in this section are to the notes beginning on page F-94. See also the sections titled "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" beginning on pages 31 and 32, respectively.

Business Overview

        We are a publicly owned, non-traded real estate investment trust ("REIT") that invests in, and through Carey Lodging Advisors, LLC (our "Advisor"), manages and seeks to enhance the value of, our interests in lodging and lodging-related properties. As a REIT, we are not subject to U.S. federal income taxation as long as we satisfy certain requirements, principally relating to the nature of our income, the level of our distributions to our stockholders and other factors. We conduct substantially all of our investment activities and own all of our assets through CWI 2 OP, LP (the "Operating Partnership"). We are a general partner and a limited partner of, and own a 99.985% capital interest in, the Operating Partnership. Carey Watermark Holdings 2, LLC ("Carey Watermark Holdings"), which is owned indirectly by W. P. Carey Inc. ("WPC"), holds a special general partner interest of 0.015% in the Operating Partnership.

        We raised a total of $851.3 million though our initial public offering, exclusive of distribution reinvestment plan ("DRIP"). We have fully invested our offering proceeds in a diversified lodging portfolio, including full-service, select-service and resort hotels. Our results of operations are significantly impacted by seasonality, acquisition-related expenses and by hotel renovations. We have invested in hotels and then initiated significant renovations at certain hotels. Generally, during the renovation period, a portion of total rooms are unavailable and hotel operations are often disrupted, negatively impacting our results of operations.

Significant Developments

Evaluation of Strategic Alternatives

        Our board of directors has begun a process of evaluating strategic alternatives, including a combination with Carey Watermark Investors Incorporated ("CWI 1"). During the quarter ended December 31, 2018, our board formed a special committee of independent directors to undertake the evaluation and the special committee has engaged legal and financial advisors. There can be no assurance as to the form or timing of any transaction or that a transaction will be pursued at all. We do not intend to discuss the evaluation process unless and until our board completes its evaluation, except as required by law.

Board of Director Changes

        On December 6, 2018, Charles S. Henry and Michael D. Johnson resigned from our board of directors. On December 14, 2018, Katherine G. Lugar was elected to our board of directors and also appointed to the audit committee of our board. These changes were made in order to facilitate the formation of the special committee of our board, discussed above.

Hurricane-Related Disruption

        Hurricane Irma made landfall in September 2017, impacting one of our Consolidated Hotels (defined in Note 1), the Marriott Sawgrass Golf Resort & Spa, which sustained damage and was forced to close for a short period of time. During the year ended December 31, 2018, we recognized losses on hurricane-related property damage of $0.7 million.

(in thousands)	Year Ended December 31, 2018
Net write-up of fixed assets	$(173)
Remediation work performed	133
Decrease to property damage insurance receivables	722

Loss on hurricane-related property damage	$682

        During the year ended December 31, 2018, $0.9 million was recorded in the consolidated financial statements as Business interruption income.

        As the restoration work continues to be performed at this hotel, the estimated total costs will change. Any changes to property damage estimates will be recorded in the periods in which they are determined and any additional remediation work will be recorded in the periods in which it is performed.

Refinancing

        On August 8, 2018, we refinanced the Renaissance Atlanta Midtown senior mortgage and mezzanine loans totaling $34.0 million and $13.5 million, respectively, with one non-recourse loan totaling $49.0 million, which has a floating annual interest rate of London Interbank Offered Rate ("LIBOR") plus 2.3% (with the interest rate decreasing to LIBOR plus 2.0% upon achieving a specific minimum debt service coverage ratio as described in the loan agreement). We have entered into an interest rate cap agreement with respect to this variable rate loan. The new loan matures in August 2021 (Note 8).

Financial and Operating Highlights

(Dollars in thousands, except ADR and RevPAR)

	Years Ended December 31,
	2018	2017	2016
Hotel revenues	$362,332	$340,810	$177,600
Acquisition-related expenses	1,177	6,511	26,835
Loss on hurricane-related property damage	682	2,699	—
Net loss attributable to CWI 2 stockholders	(7,787)	(5,485)	(21,027)
Cash distributions paid	44,004	36,446	17,633
Net cash provided by operating activities	68,956	49,720	24,559
Net cash used in investing activities(a)	(11,782)	(283,126)	(892,018)
Net cash (used in) provided by financing activities(a)	(51,346)	231,722	904,430
Supplemental Financial Measures:(b)
FFO attributable to CWI 2 stockholders	44,668	36,919	(321)
MFFO attributable to CWI 2 stockholders	46,499	44,811	26,086
Consolidated Hotel Operating Statistics:
Occupancy	78.2%	78.3%	76.8%
ADR	$239.41	$233.72	$200.39
RevPAR	187.27	182.98	153.89

(a)
On January 1, 2018, we adopted Accounting Standards Update ("ASU") 2016-18, which revised how certain items are presented in the consolidated statement of cash flows. As a result of adopting this guidance, we retrospectively revised net cash used in investing activities and net cash provided by financing activities within our consolidated statement of cash flows for the years ended December 31, 2018, 2017 and 2016, as described in Note 2.

(b)
We consider funds from operations ("FFO") and modified funds from operations ("MFFO"), which are non-GAAP measures, to be important measures in the evaluation of our results of operations and capital resources. We evaluate our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objective of funding distributions to stockholders. See "—Supplemental Financial Measures" below for our definitions of these non-GAAP measures and reconciliations to their most directly comparable GAAP measures. "GAAP" refers to U.S. generally accepted accounting principles.

        The comparison of our results year over year is influenced by both the number and size of the hotels consolidated in each of the respective years. At December 31, 2018, we owned ten Consolidated Hotels. At December 31, 2017, we owned ten Consolidated Hotels, one of which was acquired during the year ended December 31, 2017. At December 31, 2016, we owned nine Consolidated Hotels, six of which were acquired during the year ended December 31, 2016.

Portfolio Overview

Summarized Acquisition Data

        The following table sets forth acquisition data and therefore excludes subsequent improvements and capitalized costs for our ten Consolidated Hotels and two Unconsolidated Hotels (defined in Note 1). Amounts for our initial investment for our Consolidated Hotels represent the fair value of net assets acquired less the fair value of noncontrolling interests, exclusive of acquisition expenses and the fair value of any debt assumed, at time of acquisition. Amounts for our initial investment for our

Unconsolidated Hotels represent purchase price plus capitalized costs, inclusive of fees paid to our Advisor, at the time of acquisition (dollars in thousands).

Hotels	State	Number of Rooms	% Owned	Our Initial Investment	Acquisition Date	Hotel Type
Consolidated Hotels
2015 Acquisitions
Marriott Sawgrass Golf Resort & Spa(a)	FL	514	50%	$24,764	4/1/2015	Resort
Courtyard Nashville Downtown	TN	192	100%	58,498	5/1/2015	Select-Service
Embassy Suites by Hilton Denver-Downtown/Convention Center	CO	403	100%	168,809	11/4/2015	Full-Service
2016 Acquisitions
Seattle Marriott Bellevue	WA	384	95.4%	175,921	1/22/2016	Full-Service
Le Méridien Arlington	VA	154	100%	54,891	6/28/2016	Full-Service
San Jose Marriott	CA	510	100%	153,814	7/13/2016	Full-Service
San Diego Marriott La Jolla	CA	372	100%	136,782	7/21/2016	Full-Service
Renaissance Atlanta Midtown Hotel	GA	304	100%	78,782	8/30/2016	Full-Service
Ritz-Carlton San Francisco	CA	336	100%	272,207	12/30/2016	Full-Service
2017 Acquisition
Charlotte Marriott City Center	NC	446	100%	168,884	6/1/2017	Full-Service

		3,615		$1,293,352

Unconsolidated Hotels
Ritz-Carlton Key Biscayne(b)	FL	451	19.3%	$37,559	5/29/2015	Resort
Ritz-Carlton Bacara, Santa Barbara(c)	CA	358	60%	99,386	9/28/2017	Resort

		809		$136,945

(a)
The remaining 50% interest in this venture is owned by CWI 1. Our initial investment presented is net of $66.7 million of debt assumed at acquisition.

(b)
A 47.4% interest in this venture is owned by CWI 1. The remaining 33.3% interest is retained by the original owner. The number of rooms presented includes 149 condo-hotel units that participate in the resort rental program.

(c)
This investment represents a tenancy-in-common interest; the remaining 40% interest is owned by CWI 1.

Results of Operations

        We evaluate our results of operations with a primary focus on our ability to generate cash flow necessary to meet our objectives of funding distributions to stockholders and increasing the value in our real estate investments. As a result, our assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation.

        In addition, we use other information that may not be financial in nature, including statistical information, to evaluate the operating performance of our business, such as occupancy rate, ADR and RevPAR. Occupancy rate, ADR and RevPAR are commonly used measures within the hotel industry to evaluate operating performance. RevPAR, which is calculated as the product of ADR and occupancy rate, is an important statistic for monitoring operating performance at our hotels. Our occupancy rate, ADR and RevPAR performance may be impacted by macroeconomic factors such as U.S. economic conditions, regional and local employment growth, personal income and corporate earnings, business relocation decisions, business and leisure travel, new hotel construction and the pricing strategies of competitors.

        The comparability of our results year over year is impacted by, among other factors, the timing of acquisition activity and of any renovation-related activity, including any restoration work due to the impact of Hurricane Irma.

        The following table presents our comparative results of operations (in thousands):

	Years Ended December 31,
	2018	2017	Change	2017	2016	Change
Hotel Revenues	$362,332	$340,810	$21,522	$340,810	$177,600	$163,210
Hotel Operating Expenses	293,534	279,389	14,145	279,389	140,671	138,718
Asset management fees to affiliate and other expenses	10,932	8,995	1,937	8,995	5,109	3,886
Corporate general and administrative expenses	7,464	6,403	1,061	6,403	5,217	1,186
Acquisition-related expenses	1,177	6,511	(5,334)	6,511	26,835	(20,324)
Loss on hurricane-related property damage	682	2,699	(2,017)	2,699	—	2,699

Total Expenses	313,789	303,997	9,792	303,997	177,832	126,165

Operating Income (Loss)	48,543	36,813	11,730	36,813	(232)	37,045

Interest expense	(40,226)	(35,824)	(4,402)	(35,824)	(17,605)	(18,219)
Equity in (losses) earnings of equity method investment in real estate, net	(5,819)	(1,482)	(4,337)	(1,482)	3,063	(4,545)
Other income	792	155	637	155	35	120
Loss on extinguishment of debt (Note 8)	(380)	(256)	(124)	(256)	—	(256)

Income (Loss) Before Income Taxes	2,910	(594)	3,504	(594)	(14,739)	14,145
Provision for income taxes	(3,259)	(3,900)	641	(3,900)	(2,711)	(1,189)

Net Loss	(349)	(4,494)	4,145	(4,494)	(17,450)	12,956
Income attributable to noncontrolling interests	(7,438)	(991)	(6,447)	(991)	(3,577)	2,586

Net Loss Attributable to CWI 2 Stockholders	$(7,787)	$(5,485)	$(2,302)	$(5,485)	$(21,027)	$15,542

Supplemental financial measure:(a)
MFFO Attributable to CWI 2 Stockholders	$46,499	$44,811	$1,688	$44,811	$26,086	$18,725

(a)
We consider MFFO, a non-GAAP measure, to be an important metric in the evaluation of our results of operations and capital resources. We evaluate our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objective of funding distributions to stockholders. See "—Supplemental Financial Measures" below for our definition of non-GAAP measures and reconciliations to their most directly comparable GAAP measures.

        Our Same Store Hotels are comprised of our 2015 Acquisitions and our Recently Acquired Hotels are comprised of our 2016 Acquisitions and 2017 Acquisition.

        The following table sets forth the average occupancy rate, average daily rates ("ADR") and revenue per available room ("RevPAR") of our Consolidated Hotels for the year ended December 31, 2018, 2017 and 2016 for our Same Store Hotels.

	Year Ended December 31,
Same Store Hotels	2018	2017	2016
Occupancy Rate	78.4%	76.1%	74.1%
ADR	$197.76	$196.14	$195.46
RevPAR	154.98	149.34	144.85

Hotel Revenues

        2018 vs. 2017—For the year ended December 31, 2018 as compared to 2017, hotel revenues increased by $21.5 million, primarily due to an increase in revenue of $15.9 million from our 2017 Acquisition, largely representing the impact of a full year of revenue during 2018 as compared to a partial year during 2017. Our remaining portfolio contributed a net increase in revenue of $5.6 million for the year ended December 31, 2018 as compared to 2017, primarily due to an increase in revenue from the Ritz-Carlton San Francisco and San Jose Marriott, driven by an increase in demand in both markets, and an increase in revenue from the Marriott Sawgrass Golf Resort & Spa driven by a strong market and an increase in group bookings, partially offset by a decrease in revenue from Seattle Marriott Bellevue caused by competition due to new hotel supply, coupled with a slight disruption as a result of a change in the management company for that hotel during the second quarter of 2018.

        2017 vs. 2016—For the year ended December 31, 2017 as compared to 2016, hotel revenues increased by $163.2 million, primarily comprised of an increase in revenue of $136.3 million contributed by our 2016 Acquisitions during 2017 (largely representing the impact of a full year of revenue during 2017 as compared to a partial year during 2016) and revenue of $22.2 million contributed by our 2017 Acquisition.

Hotel Operating Expenses

        2018 vs. 2017—For the year ended December 31, 2018 as compared to 2017, hotel operating expenses increased by $14.1 million, primarily due to an increase in expenses of $11.9 million from our 2017 Acquisition, largely representing the impact of a full year of expense during 2018 as compared to a partial year during 2017. Our remaining portfolio contributed a net increase in expenses of $2.3 million for the year ended December 31, 2018 as compared to 2017, largely attributable to an increase in expenses from the Ritz-Carlton San Francisco and San Jose Marriott, partially offset by a decrease in expenses from Seattle Marriott Bellevue, consistent with the fluctuations in revenue discussed above.

        2017 vs. 2016—For the year ended December 31, 2017 as compared to 2016, hotel operating expenses increased by $138.7 million, primarily comprised of an increase in expenses of $115.6 million from our 2016 Acquisitions during 2017, largely representing the impact of a full year of expenses during 2017 as compared to a partial year during 2016 and expenses of $17.0 million from our 2017 Acquisition.

Asset Management Fees to Affiliate and Other Expenses

        Asset management fees to affiliate and other expenses primarily represent fees paid to our Advisor. We pay our Advisor an annual asset management fee equal to 0.55% of the aggregate Average

Market Value of our Investments, as defined in the advisory agreement with our Advisor (the "Advisory Agreement") (Note 3). Our Advisor elected to receive its asset management fees in shares of our Class A common stock for the years ended December 31, 2018, 2017 and 2016.

        2018 vs. 2017—For the year ended December 31, 2018 as compared to 2017, asset management fees to affiliate and other expenses increased by $1.9 million, primarily reflecting the full year impact of our acquisitions of the Charlotte Marriott City Center (which is a Consolidated Hotel and our 2017 Acquisition) and the Ritz-Carlton Bacara, Santa Barbara (an Unconsolidated Hotel) on June 1, 2017 and September 28, 2017, respectively, which increased the asset base from which our Advisor earns a fee.

        2017 vs. 2016—For the year ended December 31, 2017 as compared to 2016, asset management fees to affiliate and other expenses increased by $3.9 million, largely due to the full year impact of our 2016 Acquisitions, as well as the impact from our 2017 investments, and an increase in the estimated fair market value of our hotel portfolio, both of which increased the asset base from which our Advisor earns a fee.

Corporate General and Administrative Expenses

        2018 vs. 2017—For the year ended December 31, 2018 as compared to 2017, corporate general and administrative expenses increased by $1.1 million, primarily as a result of increases in overhead reimbursement costs of $0.6 million and an increase in professional fees of $0.4 million. Professional fees include legal, accounting and investor-related expenses incurred in the normal course of business.

        2017 vs. 2016—For the year ended December 31, 2017 as compared to 2016, corporate general and administrative expenses increased by $1.2 million, primarily as a result of an increase in personnel and overhead reimbursement costs of $1.0 million. The increase in personnel and overhead reimbursement costs was primarily driven by an increase in our pro rata hotel revenue relative to CWI 1's pro rata hotel revenue, which directly impacts the allocation of our Advisor's expenses to us (Note 3).

Acquisition-Related Expenses

        We expense acquisition-related costs and fees associated with acquisitions of our Consolidated Hotels that are accounted for as business combinations as incurred.

        2018 vs. 2017—For the year ended December 31, 2018 as compared to 2017, acquisition-related expenses decreased by $5.3 million. We recognized $6.5 million of acquisition-related expenses during the year ended December 31, 2017, primarily in connection with our 2017 Acquisition.

        During the year ended December 31, 2018, we recognized $1.2 million of acquisition-related expense. In connection with our acquisition of the Ritz-Carlton San Francisco on December 30, 2016, we funded a $10.0 million net operating income guarantee reserve at closing into a restricted cash account, which guaranteed us minimum predetermined net operating income amounts over a period of approximately two years, with any remaining funds at the end of the two year period to be remitted back to the seller. Throughout the two year period, we made draws against this reserve and as of December 31, 2018 (the end of the two year period), we have estimated that a total of $1.2 million will be remitted to the seller and have recognized this as acquisition-related expense during the year ended December 31, 2018.

        2017 vs. 2016—For the year ended December 31, 2017 as compared to 2016, acquisition-related expenses decreased by $20.3 million, reflecting a significant decrease in investment volume. We acquired one Consolidated Hotel during the year ended December 31, 2017 as compared to six Consolidated Hotels during the year ended December 31, 2016.

Loss on Hurricane-Related Property Damage

        2018—During the year ended December 31, 2018, we recognized a loss on hurricane-related property damage of $0.7 million from the Marriott Sawgrass Golf Resort & Spa. This loss was comprised of a $1.4 million loss resulting from pre-existing damage at the hotel (which was discovered as a result of the hurricane and was not covered by insurance), partially offset by a $0.7 million gain resulting from a decrease in the estimate to repair property damage at the hotel.

        2017—During the year ended December 31, 2017, we recognized a loss on hurricane-related property damage of $2.7 million from the Marriott Sawgrass Golf Resort & Spa, representing, in the aggregate, the property damage insurance deductible on two areas of the resort and our best estimate at the time of uninsured losses for one area of the resort that had not yet reached its property damage insurance deductible.

        We and CWI 1 maintain insurance on all of our hotels, with an aggregate policy limit of $500.0 million for both property damage and business interruption. Our insurance policies are subject to various terms and conditions, including property damage and business interruption deductibles on each hotel, which range from 2% to 5% of the insured value. We currently estimate our aggregate casualty insurance claim related to Hurricane Irma for the Marriott Sawgrass Golf Resort & Spa to be approximately $4.0 million, which includes estimated clean up, repair and rebuilding costs, and estimate our aggregate business interruption insurance claim to be approximately $1.0 million. As the restoration work continues to be performed, the estimated total costs will change. We believe that we maintain adequate insurance coverage on each of our hotels and are working closely with the insurance carriers and claims adjusters to obtain the maximum amount of insurance recovery provided under the policies. However, we can give no assurances as to the amounts of such claims, the timing of payments or the ultimate resolution of the claims.

        We experienced a reduction in revenues as a result of Hurricane Irma. Our business interruption insurance covers lost revenue through the period of property restoration and for up to 12 months after the hotels are back to full operations. We have retained consultants to assess our business interruption claims and are currently reviewing our losses with our insurance carriers. We recorded revenue for covered business interruption of $0.9 million during the year ended December 31, 2018. We record revenue for covered business interruption when both the recovery is probable and contingencies have been resolved with the insurance carriers.

Interest Expense

        2018 vs. 2017—For the year ended December 31, 2018 as compared to 2017, interest expense increased by $4.4 million, primarily due to an increase in mortgage financing obtained related to the Ritz-Carlton San Francisco and the Charlotte Marriott City Center during the first and second quarter of 2017, respectively. Our average outstanding debt balance was $835.8 million and $773.5 million during the year ended December 31, 2018 and 2017, respectively. Our weighted-average interest rate was 4.5% and 4.3% during the year ended December 31, 2018 and 2017, respectively.

        2017 vs. 2016—For the year ended December 31, 2017 as compared to 2016, interest expense increased by $18.2 million, primarily as a result of mortgage financing obtained in connection with our Recently Acquired Hotels.

Equity in (Losses) Earnings of Equity Method Investments in Real Estate, Net

        Equity in (losses) earnings of equity method investments in real estate, net represents earnings from our equity investments in Unconsolidated Hotels recognized in accordance with each investment agreement and is based upon the allocation of the investment's net assets at book value as if the investment were hypothetically liquidated at the end of each reporting period (Note 5). We are required to periodically compare an investment's carrying value to its estimated fair value and recognize an impairment charge to the extent that the carrying value exceeds the estimated fair value and is determined to be other than temporary. No other-than-temporary impairment charges were recognized during the years ended December 31, 2018, 2017 or 2016.

        The following table sets forth our share of equity in (losses) earnings from our Unconsolidated Hotels, which are based on the hypothetical liquidation at book value ("HLBV") method, as well as certain amortization adjustments related to basis differentials from acquisitions of investments (in thousands):

	Years Ended December 31,
Unconsolidated Hotels	2018	2017	2016
Ritz-Carlton Bacara, Santa Barbara Venture(a)	$(7,314)	$(4,235)	$—
Ritz-Carlton Key Biscayne Venture(b)	1,495	2,753	3,063

Total equity in (losses) earnings of equity method investments in real estate, net	$(5,819)	$(1,482)	$3,063

(a)
We acquired our 60.0% tenancy-in-common interest in this venture on September 28, 2017. The results for the year ended December 31, 2017 above represent data from its acquisition date through December 31, 2017 and included pre-opening and hotel rebranding expenses.

(b)
During the years ended December 31, 2017 and 2016, our share of equity in earnings from the venture were largely the result of a decline in our unaffiliated joint venture partner's capital under the HLBV method of accounting, which as of December 31, 2017, was zero. During the year ended December 31, 2018, our share of equity in earnings from the venture was largely the result of the operating results of the venture.

Loss on Extinguishment of Debt

        2018—During the year ended December 31, 2018, we recognized a loss on extinguishment of debt of $0.4 million related to the refinancing of the Renaissance Atlanta Midtown senior mortgage and mezzanine loans (Note 8).

        2017—During the year ended December 31, 2017, we recognized a loss on extinguishment of debt of $0.3 million related to the refinancing of the Courtyard Nashville Downtown mortgage loan (Note 8).

(Income) Attributable to Noncontrolling Interests

        The following table sets forth our (income) losses attributable to noncontrolling interests (in thousands):

	Years Ended December 31,
Venture	2018	2017	2016
Marriott Sawgrass Golf Resort & Spa Venture(a)	$(1,971)	$761	$(629)
Seattle Marriott Bellevue(b)	—	3,326	377
Operating Partnership—Available Cash Distribution (Note 3)	$(5,467)	$(5,078)	$(3,325)

	$(7,438)	$(991)	$(3,577)

(a)
During the year ended December 31, 2018, driven by a strong market and an increase in group bookings, the Marriott Sawgrass Golf Resort & Spa venture recognized income attributable to noncontrolling interests, as compared to losses attributable to noncontrolling interests during the year ended December 31, 2017, which was largely attributable to the impact of Hurricane Irma.

(b)
We acquired our 95.4% interest in this venture on January 22, 2016. At acquisition, the joint venture partner's contribution was in the form of a net operating income guarantee reserve. During the year ended December 31, 2017, the losses attributable to noncontrolling interest were largely related to the drawdown of our joint venture partner's guaranty during the year. As of December 31, 2017, the joint venture partner's contribution was substantially depleted under the HLBV method of accounting, resulting in no income or loss attributable to noncontrolling interests during the year ended December 31, 2018.

Modified Funds from Operations

        MFFO is a non-GAAP measure we use to evaluate our business. For a definition of MFFO and a reconciliation to net income attributable to CWI 2 stockholders, see "Supplemental Financial Measures" below.

        2018 vs. 2017—For the year ended December 31, 2018 as compared to 2017, MFFO increased by $1.7 million, primarily as a result of a net increase from hotel operations, including the impact from our 2017 investments, partially offset by an increase in asset management fees and corporate general and administrative expenses, as discussed above.

        2017 vs. 2016—For the year ended December 31, 2017 as compared to 2016, MFFO increased by $18.7 million, primarily reflecting operating results from our Recently Acquired Hotels, partially offset by an increase in asset management fees and corporate general and administrative expenses, as discussed above.

Liquidity and Capital Resources

        Our principal demands for funds will be for the payment of operating expenses, interest and principal on current and future indebtedness and distributions to stockholders. Liquidity is affected adversely by unanticipated costs and greater-than-anticipated operating expenses. We expect to meet our long-term liquidity requirement from cash generated from operations. To the extent that these funds are insufficient to satisfy our cash flow requirements, additional funds may be provided from asset sales, long- and/or short-term borrowings, proceeds from mortgage financings or refinancings.

Sources and Uses of Cash During the Year

        We have fully invested the proceeds from our initial public offering. We use the cash flow generated from hotel operations to meet our normal recurring operating expenses, service debt and fund distributions to our shareholders. Our cash flows fluctuate from period to period due to a number of factors, including the financial and operating performance of our hotels, the timing of purchases or dispositions of hotels, the timing and characterization of distributions from equity method investments in hotels and the seasonality in the demand for our hotels. Also, hotels we own may undergo renovations, during which they may experience disruptions, possibly resulting in reduced revenue and operating income. Despite these fluctuations, we believe that we will continue to generate sufficient cash from operations and from our equity method investments to meet our normal recurring short-term and long-term liquidity needs. We may also use existing cash resources, proceeds available under our Working Capital Facility (as defined in Note 3), through its expiration, which, as amended, is currently expected to occur on December 31, 2019, the proceeds of mortgage loans, sales of assets, or distributions reinvested in our common stock through our DRIP. We assess our ability to access capital on an ongoing basis. Our sources and uses of cash during the period are described below.

2018

        Operating Activities—For the year ended December 31, 2018 as compared to 2017, net cash provided by operating activities increased by $19.2 million. Net cash provided by operating activities during the year ended December 31, 2017 reflected the $7.2 million acquisition fee paid to our Advisor related to the acquisition of the Ritz-Carlton San Francisco on December 30, 2016, which was paid in the first quarter of 2017, as well as $6.5 million of acquisition-related expenses paid primarily related to our acquisition of the Charlotte Marriott City Center on June 1, 2017. The remaining increase for the year ended December 31, 2018 as compared to the same period in 2017 was largely attributable to net cash flow from operations generated by the Charlotte Marriott City Center.

        Investing Activities—During the year ended December 31, 2018, net cash used in investing activities was $11.8 million, primarily as a result of funding $16.9 million of capital expenditures for our Consolidated Hotels, partially offset by distributions received from equity investments in excess of cumulative equity income totaling $5.6 million.

        Financing Activities—During the year ended December 31, 2018, net cash used in financing activities was $51.3 million, primarily as a result of scheduled payments and prepayments of mortgage financing totaling $47.5 million substantially made in connection with the refinancing of the Renaissance Atlanta Midtown senior mortgage and mezzanine loans during the third quarter of 2018 (Note 8), cash distributions paid to stockholders of $44.0 million, redemptions of our common stock pursuant to our redemption plan totaling $19.3 million, as described below, and distributions to noncontrolling interests totaling $9.2 million, partially offset by proceeds of $49.0 million from the refinancing of the Renaissance Atlanta Midtown loans and the reinvestment of distributions in shares of our common stock through our DRIP, net of distribution and shareholder servicing fee payments, totaling $20.7 million.

2017

        Operating Activities—For the year ended December 31, 2017 as compared to 2016, net cash provided by operating activities increased by $25.2 million, primarily resulting from net cash flow from hotel operations generated by our Recently Acquired Hotels.

        Investing Activities—During the year ended December 31, 2017, net cash used in investing activities was $283.1 million, primarily as a result of cash outflows for our acquisition of the Charlotte Marriott City Center totaling $168.9 million and for the purchase of our tenancy-in-common interest in the

Ritz-Carlton Bacara, Santa Barbara totaling $96.3 million. We also funded $17.0 million of capital expenditures for our Consolidated Hotels.

        Financing Activities—During the year ended December 31, 2017, net cash provided by financing activities was $231.7 million, primarily as a result of (i) proceeds received from mortgage financings totaling $301.9 million, comprised of $143.0 million obtained during 2017 in connection with our 2016 acquisition of the Ritz-Carlton San Francisco, $103.0 million obtained in connection with our 2017 Acquisition and $55.9 million obtained in the refinancing of the mortgage loan on the Courtyard Nashville Downtown and (ii) $237.7 million in funds raised through the issuance of shares of our common stock in our initial public offering, net of issuance costs, including distributions that were reinvested in shares of our common stock by stockholders through our DRIP.

        The inflows were partially offset by (i) the repayment of our note payable to WPC of $210.0 million, (ii) scheduled payments and prepayments of mortgage financing totaling $42.0 million, (iii) cash distributions paid to stockholders of $36.4 million, (iv) distributions to noncontrolling interests totaling $8.4 million, (v) redemptions of our common stock pursuant to our redemption plan totaling $6.8 million and (vi) our purchase of the incentive membership interest in the Courtyard Nashville Downtown for $3.5 million.

Distributions

        Our current objectives are to generate sufficient cash flow over time to provide stockholders with distributions and to manage a portfolio of investments with potential for capital appreciation throughout varying economic cycles. During the year ended December 31, 2018, we paid distributions to stockholders, excluding distributions paid in shares of our common stock, totaling $44.0 million, which were comprised of cash distributions of $17.5 million and distributions that were reinvested in shares of our common stock by stockholders through our DRIP of $26.5 million. From Inception through December 31, 2018, we declared distributions, excluding distributions paid in shares of our common stock, to stockholders totaling $109.9 million, which were comprised of cash distributions of $42.4 million and distributions that were reinvested in shares of our common stock by stockholders through our DRIP of $67.5 million.

        We believe that FFO, a non-GAAP measure, is an appropriate metric to evaluate our ability to fund distributions to stockholders. For a discussion of FFO, see "—Supplemental Financial Measures" below. Over the life of our company, the regular quarterly cash distributions we pay are expected to be principally sourced from our FFO or our Cash flow from operations. However, we have funded a portion of our cash distributions to date using net proceeds from our public offering and there can be no assurance that our FFO or our Cash flow from operations will be sufficient to cover our future distributions. We fully covered total distributions declared for the year ended December 31, 2018 using FFO and funded all of these distributions from Net cash provided by operating activities. We expect that, in the future, if distributions cannot be fully sourced from net cash provided by operating activities, they may be sourced from other sources of cash, such as financings, borrowings, or sales of assets.

Redemptions

        We maintain a quarterly redemption program pursuant to which we may, at the discretion of our board of directors, redeem shares of our common stock from stockholders seeking liquidity. During the year ended December 31, 2018, we redeemed 603,209 shares and 1,225,079 shares of our Class A and Class T common stock, respectively, pursuant to our redemption plan, comprised of 120 redemption requests and 226 redemption requests, respectively, and at an average price per share of $10.58 and $10.57, respectively. As of the date of our Annual Report on Form 10-K filed with the Securities Exchange Commission ("SEC") (March 15, 2019), we have fulfilled all of the valid redemption requests that we received during the year ended December 31, 2018. We funded all share redemptions during the year ended December 31, 2018 with proceeds from the sale of shares of our common stock pursuant to our DRIP.

Summary of Financing

        The table below summarizes our non-recourse debt, net (dollars in thousands):

	December 31,
	2018	2017
Carrying Value
Fixed rate(a)	$485,121	$484,631
Variable rate(a)
Amount subject to interest rate caps	248,997	247,245
Amount subject to interest rate swap	99,718	99,453

	348,715	346,698

	$833,836	$831,329

Percent of Total Debt
Fixed rate	58%	58%
Variable rate	42%	42%

	100%	100%

Weighted-Average Interest Rate at End of Year
Fixed rate	4.3%	4.3%
Variable rate(b)	4.9%	4.6%

(a)
Aggregate debt balance includes deferred financing costs totaling $3.1 million and $4.1 million as of December 31, 2018 and 2017, respectively.

(b)
The impact of our derivative instruments (Note 7) are reflected in the weighted-average interest rates.

        Pursuant to our mortgage loan agreements, our consolidated subsidiaries are subject to various operational and financial covenants, including minimum debt service coverage and debt yield ratios. Most of our mortgage loan agreements contain "lock-box" provisions, which permit the lender to access or sweep a hotel's excess cash flow and could be triggered by the lender under limited circumstances, including the failure to maintain minimum debt service coverage ratios. If a lender requires that we enter into a cash management agreement, we would generally be permitted to spend an amount equal to our budgeted hotel operating expenses, taxes, insurance and capital expenditure reserves for the relevant hotel. The lender would then hold all excess cash flow after the payment of debt service in an escrow account until certain performance hurdles are met.

Cash Resources

        At December 31, 2018, our cash resources consisted of cash totaling $76.8 million, of which $14.5 million was designated as hotel operating cash. We also had the $25.0 million Working Capital Facility, all of which remained available to be drawn as of the date of our Annual Report on Form 10-K filed with the SEC (March 15, 2019). Our cash resources can be used for working capital needs, debt service and other commitments, such as renovation commitments as noted below, as well as to fund any future investments.

Cash Requirements

        During the next 12 months, we expect that our cash requirements will include paying distributions to our stockholders, reimbursing our Advisor for costs incurred on our behalf, fulfilling our renovation commitments (Note 9), funding hurricane-related repair and remediation costs in excess of insurance proceeds received, funding lease commitments, making scheduled mortgage loan principal payments, including scheduled balloon payments of $166.0 million on two mortgage loans, as well as other normal recurring operating expenses. We currently intend to refinance the scheduled balloon payments, although there can be no assurance that we will be able to do so on favorable terms, if at all.

        We expect to use cash generated from operations, the Working Capital Facility (through its expiration, which is currently scheduled to occur on December 31, 2019), and mortgage financing to fund these cash requirements, in addition to amounts held in escrow to fund our renovation commitments.

Capital Expenditures and Reserve Funds

        With respect to our hotels that are operated under management or franchise agreements with major international hotel brands and for most of our hotels subject to mortgage loans, we are obligated to maintain furniture, fixtures and equipment reserve accounts for future capital expenditures at these hotels, sufficient to cover the cost of routine improvements and alterations at the hotels. The amount funded into each of these reserve accounts is generally determined pursuant to the management agreements, franchise agreements and/or mortgage loan documents for each of the respective hotels and typically ranges between 3.0% and 5.0% of the respective hotel's total gross revenue. At December 31, 2018 and 2017, $20.4 million and $16.5 million, respectively, was held in furniture, fixtures and equipment reserve accounts for future capital expenditures.

Off-Balance Sheet Arrangements and Contractual Obligations

        The table below summarizes our debt, off-balance sheet arrangements and other contractual obligations (primarily our capital commitments) at December 31, 2018, and the effect that these arrangements and obligations are expected to have on our liquidity and cash flow in the specified future periods (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Non-recourse debt—principal(a)	$836,900	$170,895	$190,554	$475,451	$—
Interest on borrowings(b)	97,310	36,032	47,007	14,271	—
Contractual capital commitments(c)	10,871	10,221	650	—	—
Annual distribution and shareholder servicing fee(d)	10,480	5,806	4,674	—	—
Lease commitments(e)	1,031	495	536	—	—

	$956,592	$223,449	$243,421	$489,722	$—

(a)
Excludes deferred financing costs totaling $3.1 million.

(b)
For variable-rate debt, interest on borrowings is calculated using the swapped or capped interest rate, when in effect.

(c)
Capital commitments represent our remaining contractual renovation commitments at our Consolidated Hotels, which does not reflect any remaining restoration work as a result of Hurricane Irma (Note 9).

(d)
Represents the estimated liability for the present value of the future distribution and shareholder servicing fees in connection with our Class T common stock (Note 3).

(e)
Lease commitments consist of our share of future rents payable pursuant to the Advisory Agreement for the purpose of leasing office space used for the administration of real estate entities.

Equity Method Investments

        At December 31, 2018, we owned equity interests in two Unconsolidated Hotels, one solely with CWI 1 and another together with CWI 1 and an unrelated third party. Our ownership interest and summarized financial information for these investments at December 31, 2018 is presented below. Summarized financial information provided represents the total amounts attributable to these investments and does not represent our proportionate share (dollars in thousands):

Venture	Ownership Interest at December 31, 2018	Total Assets	Total Third-Party Debt	Third-Party Debt Maturity Date
Ritz-Carlton Key Biscayne Venture	19.3%	$326,693	$188,438	8/2021
Ritz-Carlton Bacara, Santa Barbara Venture	60%	382,479	227,535	9/2021

		$709,172	$415,973

Environmental Obligations

        Our hotels are subject to various federal, state and local environmental laws. Under these laws, governmental entities have the authority to require the current owner of the property to perform or pay for the cleanup of contamination (including hazardous substances, waste or petroleum products) at, on, under or emanating from the property and to pay for natural resource damages arising from such contamination. Such laws often impose liability without regard to whether the owner or operator or other responsible party knew of, or caused such contamination, and the liability may be joint and several. Because these laws also impose liability on persons who owned the property at the time it became contaminated, it is possible we could incur cleanup costs or other environmental liabilities even after we sell properties. Contamination at, on, under or emanating from our properties also may expose us to liability to private parties for costs of remediation and/or personal injury or property damage. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. If contamination is discovered on our properties, environmental laws also may impose restrictions on the manner in which the property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Moreover, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow funds using the property as collateral or to sell the property on favorable terms or at all. We are not aware of any past or present environmental liability for non-compliance with environmental laws that we believe would have a material adverse effect on our business, financial condition, liquidity or results of operations.

        In connection with the purchase of hotels, we have independent environmental consultants conduct a Phase I environmental site assessment prior to purchase. Phase I site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. None of the existing Phase I site assessments on our hotels revealed any past or present environmental condition that we believe would have a material adverse effect on our business, financial condition, liquidity or results of operations.

Critical Accounting Estimates

        Our significant accounting policies are described in Note 2. Many of these accounting policies require judgment and the use of estimates and assumptions when applying these policies in the preparation of our consolidated financial statements. On a quarterly basis, we evaluate these estimates and judgments based on historical experience as well as other factors that we believe to be reasonable under the circumstances. These estimates are subject to change in the future if underlying assumptions or factors change. Certain accounting policies, while significant, may not require the use of estimates. Those accounting policies that require significant estimation and/or judgment are described under Critical Accounting Policies and Estimates in Note 2. The recent accounting changes that may potentially impact our business are described under Recent Accounting Requirements in Note 2.

Supplemental Financial Measures

        In the real estate industry, analysts and investors employ certain non-GAAP supplemental financial measures in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of our goals and in the evaluation of the effectiveness of our strategies, we use FFO and MFFO, which are non-GAAP measures defined by our management. We believe that these measures are useful to investors to consider because they may assist them to better understand and measure the performance of our business over time and against similar companies. A description of FFO and MFFO, and reconciliations of these non-GAAP measures to the most directly comparable GAAP measures, are provided below.

FFO and MFFO

        Due to certain unique operating characteristics of real estate companies, as discussed below, National Association of Real Estate Investment Trusts, Inc. ("NAREIT") has promulgated a non-GAAP measure known as FFO, which we believe to be an appropriate supplemental measure, when used in addition to and in conjunction with results presented in accordance with GAAP, to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental non-GAAP measure. FFO is not equivalent to nor a substitute for net income or loss as determined under GAAP.

        We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as restated in December 2018. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, impairment charges on real estate, and depreciation and amortization from real estate assets; and after adjustments for unconsolidated partnerships and jointly owned investments. Adjustments for unconsolidated partnerships and jointly owned investments are calculated to reflect FFO. Our FFO calculation complies with NAREIT's policy described above. However, NAREIT's definition of FFO does not distinguish between the conventional method of equity accounting and the hypothetical liquidation at book value method of accounting for unconsolidated partnerships and jointly-owned investments.

        The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate-related depreciation and amortization, as well as impairment charges of real estate-related assets, provides a more complete understanding of our performance to investors and to management; and when compared year over year, reflects the impact on our operations from trends in occupancy rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income. In particular, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions, which can change over time. An asset will only be evaluated for impairment if certain impairment indicators exist. For real estate assets held for investment and related intangible assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property's asset group to the estimated future net undiscounted cash flow that we expect the property's asset group will generate, including any estimated proceeds from the eventual sale of the property's asset group. It should be noted, however, the property's asset group's estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value. While impairment charges are excluded from the calculation of FFO described above, due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of our operations, it could be difficult to recover any impairment charges. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or in its applicability in evaluating the operating performance of the company. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP measures FFO and MFFO and the adjustments to GAAP in calculating FFO and MFFO.

        Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) were put into effect subsequent to the establishment of NAREIT's definition of FFO. Management believes these cash-settled expenses, such as acquisition fees that are typically accounted for as operating expenses, do not affect our overall long-term operating performance. Publicly-registered, non-traded REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that non-traded REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. We intend to begin the process of achieving a liquidity event (i.e., listing of our common stock on a national exchange, a merger or sale of our assets or another similar transaction) not later than six years following the conclusion of our initial public offering, which occurred in July 2017. Thus, we intend to have a limited life. Due to the above factors and other unique features of publicly registered, non-traded REITs, the Institute for Portfolio Alternatives (formerly known as the Investment Program Association) ("IPA"), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-traded REITs and which we believe to be another appropriate non-GAAP measure to reflect the operating performance of a non-traded REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance now that our offering has been completed and once essentially all of our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-traded REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance, with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. MFFO should only be used to assess the sustainability of a company's operating performance after a company's offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on a company's operating performance during the periods in which properties are acquired.

        We define MFFO consistent with the IPA's Practice Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations (the "Practice Guideline"), issued by the IPA in November 2010. This Practice Guideline defines MFFO as FFO further adjusted for the following items, included in the determination of GAAP net income, as applicable: acquisition fees and expenses; accretion of discounts and amortization of premiums on debt investments; where applicable, payments of loan principal made by our equity investees accounted for under the hypothetical liquidation model where such payments reduce our equity in earnings of equity method investments in real estate, nonrecurring impairments of real estate-related investments (i.e., infrequent or unusual, not reasonably likely to recur in the ordinary course of business); mark-to-market adjustments included in net income; nonrecurring gains or losses included in net income from the extinguishment or sale of debt, hedges, derivatives or securities holdings, where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for Consolidated and Unconsolidated Hotels, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses on hedges, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses that are unrealized and may not ultimately be realized.

        Our MFFO calculation complies with the IPA's Practice Guideline described above. In calculating MFFO, we exclude acquisition-related expenses, fair value adjustments of derivative financial instruments and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income. These expenses are paid in cash by a company. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the company, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income in determining cash flow from operating activities. We account for certain of our equity investments using the hypothetical liquidation model which is based on distributable cash as defined in the operating agreement.

        Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-traded REITs, which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that MFFO and the adjustments used to calculate it allow us to present our performance in a manner that takes into account certain characteristics unique to non-traded REITs, such as their limited life, defined acquisition period and targeted exit strategy, and is therefore a useful measure for investors. For example, acquisition costs are generally funded from the proceeds of our offering and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management's analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

        Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance.

        Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry and we would have to adjust our calculation and characterization of FFO and MFFO accordingly.

        FFO and MFFO were as follows (in thousands):

	Years Ended December 31,
	2018	2017	2016
Net loss attributable to CWI 2 stockholders	$(7,787)	$(5,485)	$(21,027)
Adjustments:
Depreciation and amortization of real property	46,403	43,800	23,034
Proportionate share of adjustments for partially owned entities—FFO adjustments	6,052	(1,396)	(2,328)

Total adjustments	52,455	42,404	20,706

FFO attributable to CWI 2 stockholders (as defined by NAREIT)	44,668	36,919	(321)

Acquisition expenses(a)	1,177	6,511	26,835
Loss on hurricane-related property damage(b)	682	2,699	—
Loss on extinguishment of debt	380	256	—
Proportionate share of adjustments for partially owned entities—MFFO adjustments	(341)	(1,349)	(359)
Other rent adjustments	(67)	(225)	(69)

Total adjustments	1,831	7,892	26,407

MFFO attributable to CWI 2 stockholders	$46,499	$44,811	$26,086

(a)
In evaluating investments in real estate, management differentiates between the costs to acquire the investment and the operations derived from the investment. Such information would be comparable only for non-traded REITs that have completed their acquisition activity and have other similar operating characteristics. By excluding expensed acquisition costs, management believes MFFO provides useful supplemental information that is comparable for each type of real estate investment and is consistent with management's analysis of the investing and operating performance of our properties. Acquisition fees and expenses include payments to our Advisor or third parties. Acquisition fees and expenses under GAAP are considered operating expenses and as expenses included in the determination of net income, which is a performance measure under GAAP. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by us, unless earnings from operations or net sales proceeds from the disposition of properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to the property.

(b)
We excluded the loss on hurricane-related property damage because of its non-recurring nature.

Quantitative and Qualitative Disclosures About Market Risk.

Market Risk

        We currently have limited exposure to financial market risks, including changes in interest rates. We currently have no foreign operations and are not exposed to foreign currency fluctuations.

Interest Rate Risk

        The values of our real estate and related fixed-rate debt obligations are subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions, which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled, if we do not choose to repay the debt when due. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the fair value of our assets to decrease.

        We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we have attempted to obtain non-recourse mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our joint investment partners have obtained, and may in the future obtain, variable-rate non-recourse mortgage loans, and, as a result, we have entered into, and may continue to enter into, interest rate swap agreements or interest rate cap agreements with counterparties. See Note 7 for additional information on our interest rate swaps and caps.

        At December 31, 2018, all of our long-term debt bore interest at fixed rates or was subject to an interest rate cap or swap. Our debt obligations are more fully described in Note 8 and under "—Liquidity and Capital Resources" above. The following table presents principal cash outflows for our Consolidated Hotels based upon expected maturity dates of our debt obligations outstanding at December 31, 2018 and excludes deferred financing costs (in thousands):

	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
Fixed-rate debt	$2,630	$4,321	$4,498	$395,710	$79,741	$—	$486,900	$475,543
Variable-rate debt	$168,265	$132,735	$49,000	$—	$—	$—	$350,000	$350,271

        The estimated fair value of our fixed-rate debt and our variable-rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of an interest rate swap, or that has been subject to an interest rate cap, is affected by changes in interest rates. A decrease or increase in interest rates of 1.0% would change the estimated fair value of this debt at December 31, 2018 by an aggregate increase of $16.6 million or an aggregate decrease of $19.9 million, respectively. Annual interest expense on our variable-rate debt that is subject to an interest rate cap at December 31, 2018 would increase or decrease by $1.9 million for each respective 1.0% change in annual interest rates.

 CAREY WATERMARK INVESTORS 2 INCORPORATED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019

        Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to provide the reader with information that will assist in understanding our financial statements and the reasons for changes in certain key components of our financial statements from period to period. Management's Discussion and Analysis of Financial Condition and Results of Operations also provides the reader with our perspective on our financial position and liquidity, as well as certain other factors that may affect our future results.

        When used in this section, unless otherwise specifically stated or the context requires otherwise, the terms "we," "us," or "our" refer to Carey Watermark Investors 2 Incorporated and its consolidated subsidiaries. The following discussion should be read in conjunction with our consolidated financial statements included beginning on pages F-131 and notes thereto. References to "Notes" in this section are to the notes beginning on pages F-137. See also the sections titled "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" beginning on pages 31 and 32, respectively.

Business Overview

        As described in more detail in the section titled "The Companies" beginning on page 54, we are a publicly-owned, non-traded real estate investment trust ("REIT") that invests in, and through our Advisor, manages and seeks to enhance the value of interests in lodging and lodging-related properties. We have fully invested our offering proceeds in a diversified lodging portfolio, including full-service, select-service and resort hotels. Our results of operations are significantly impacted by seasonality and by hotel renovations. We have invested in hotels and then initiated significant renovations at certain hotels. Generally, during the renovation period, a portion of total rooms are unavailable and hotel operations are often disrupted, negatively impacting our results of operations. At September 30, 2019, we held ownership interests in 12 hotels, with a total of 4,421 rooms.

Significant Development

Proposed Merger

        On October 22, 2019, we, along with one of our wholly-owned subsidiaries, entered into a merger agreement with Carey Watermark Investors Incorporated ("CWI 1") pursuant to which CWI 1 will merge with and into one of our subsidiaries and will become wholly-owned by us. In accordance with the agreement, we also entered into agreements to internalize the management of the combined companies following the merger. If the proposed merger is consummated, each share of CWI 1's issued and outstanding common stock will be canceled and, in exchange for cancellation of such share, the rights attaching to such share will be converted automatically into the right to receive 0.9106 shares of validly issued, fully paid and nonassessable shares of our Class A common stock, $0.001 par value per share. Further details concerning the proposed merger are described in the sections titled "The Merger" beginning on page 100 and "The Merger Agreement" beginning on page 151.

Financial and Operating Highlights

(Dollars in thousands, except average daily rate ("ADR") and revenue per available room ("RevPAR"))

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Hotel revenues	$88,432	$87,177	$279,532	$276,456
Net loss attributable to CWI 2 stockholders	(2,694)	(2,605)	(711)	(1,017)
Cash distributions paid	11,362	10,977	33,871	32,910
Net cash provided by operating activities			49,383	49,330
Net cash used in investing activities			(5,112)	(6,542)
Net cash used in financing activities			(39,243)	(37,232)
Supplemental Financial Measures:(a)
FFO attributable to CWI 2 stockholders	12,743	11,533	40,462	37,863
MFFO attributable to CWI 2 stockholders	14,400	11,976	42,139	38,567
Consolidated Hotel Operating Statistics
Occupancy	79.1%	80.5%	78.1%	80.3%
ADR	$243.99	$235.75	$252.67	$240.11
RevPAR	193.00	189.70	197.23	192.90

(a)
We consider funds from operations ("FFO") and modified funds from operations ("MFFO"), which are supplemental measures that are not defined by GAAP ("non-GAAP measures"), to be important measures in the evaluation of our results of operations and capital resources. We evaluate our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objective of funding distributions to stockholders. See "—Supplemental Financial Measures" below for our definitions of these non-GAAP measures and reconciliations to their most directly comparable GAAP measures. "GAAP" means the generally accepted accounting principles in the United States.

Portfolio Overview

        The following table sets forth certain information for each of our Consolidated Hotels and our Unconsolidated Hotels (each defined in Note 1) at September 30, 2019:

Hotels	State	Number of Rooms	% Owned	Acquisition Date	Hotel Type
Consolidated Hotels
2015 Acquisitions
Marriott Sawgrass Golf Resort & Spa(a)	FL	514	50%	4/1/2015	Resort
Courtyard Nashville Downtown	TN	192	100%	5/1/2015	Select-Service
Embassy Suites by Hilton Denver-Downtown/Convention Center	CO	403	100%	11/4/2015	Full-Service
2016 Acquisitions
Seattle Marriott Bellevue(b)	WA	384	95.4%	1/22/2016	Full-Service
Le Méridien Arlington	VA	154	100%	6/28/2016	Full-Service
San Jose Marriott	CA	510	100%	7/13/2016	Full-Service
San Diego Marriott La Jolla	CA	376	100%	7/21/2016	Full-Service
Renaissance Atlanta Midtown Hotel	GA	304	100%	8/30/2016	Full-Service
Ritz-Carlton San Francisco	CA	336	100%	12/30/2016	Full-Service
2017 Acquisition
Charlotte Marriott City Center	NC	446	100%	6/1/2017	Full-Service

		3,619

Unconsolidated Hotels
Ritz-Carlton Key Biscayne(c)	FL	444	19.3%	5/29/2015	Resort
Ritz-Carlton Bacara, Santa Barbara(d)	CA	358	60%	9/28/2017	Resort

		802

(a)
The remaining 50.0% interest in this venture is owned by CWI 1.

(b)
On October 16, 2019, we purchased the membership interest in the Seattle Marriott Bellevue venture from an unaffiliated third party for $0.3 million, which increased our ownership interest from 95.4% to 100.0% (Note 12).

(c)
A 47.4% interest in this venture is owned by CWI 1. The number of rooms presented includes 142 condo-hotel units that participate in the resort rental program.

(d)
This investment represents a tenancy-in-common interest; the remaining 40.0% interest is owned by CWI 1.

Results of Operations

        We evaluate our results of operations with a primary focus on our ability to generate cash flow necessary to meet our objectives of funding distributions to stockholders and increasing the value in our real estate investments. As a result, our assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income (loss) for comparable periods but have no impact on cash flows, and to other non-cash charges, such as depreciation.

        In addition, we use other information that may not be financial in nature, including statistical information, to evaluate the operating performance of our business, including occupancy rate, average daily rate ("ADR") and revenue per available room ("RevPAR"). Occupancy rate, ADR and RevPAR are commonly used measures within the hotel industry to evaluate operating performance. RevPAR, which is calculated as the product of ADR and occupancy rate, is an important statistic for monitoring operating performance at our hotels. Our occupancy rate, ADR and RevPAR performance may be impacted by macroeconomic factors such as U.S. economic conditions, regional and local employment growth, personal income and corporate earnings, business relocation decisions, business and leisure travel, new hotel construction and the pricing strategies of competitors.

        The comparability of our results year over year are impacted by, among other factors, the timing of any acquisitions, dispositions and/or any renovation-related activities.

        The following table presents our comparative results of operations (in thousands):

	Three Months Ended September 30,			Nine Months Ended September 30,
	2019	2018	Change	2019	2018	Change
Hotel Revenues	$88,432	$87,177	$1,255	$279,532	$276,456	$3,076
Hotel Operating Expenses	73,964	71,989	1,975	225,550	221,480	4,070
Asset management fees to affiliate and other expenses	2,497	2,790	(293)	8,131	8,279	(148)
Corporate general and administrative expenses	1,859	1,712	147	5,731	5,551	180
Transaction costs	1,132	—	1,132	1,647	—	1,647
Loss (gain) on hurricane-related property damage	—	159	(159)	(10)	748	(758)

Total Expenses	79,452	76,650	2,802	241,049	236,058	4,991

Operating Income	8,980	10,527	(1,547)	38,483	40,398	(1,915)

Interest expense	(10,040)	(10,176)	136	(30,290)	(30,274)	(16)
Equity in losses of equity method investments in real estate, net	(990)	(1,049)	59	(2,467)	(3,440)	973
Loss on extinguishment of debt	—	(380)	380	—	(380)	380
Other income	325	365	(40)	739	551	188

(Loss) Income Before Income Taxes	(1,725)	(713)	(1,012)	6,465	6,855	(390)
Provision for from income taxes	(600)	(698)	98	(538)	(2,351)	1,813

Net (Loss) Income	(2,325)	(1,411)	(914)	5,927	4,504	1,423
Income attributable to noncontrolling interests	(369)	(1,194)	825	(6,638)	(5,521)	(1,117)

Net Loss Attributable to CWI 2 Stockholders	$(2,694)	$(2,605)	$(89)	$(711)	$(1,017)	$306

Supplemental Financial Measure:(a)
MFFO Attributable to CWI 2 Stockholders	$14,400	$11,976	$2,424	$42,139	$38,567	$3,572

(a)
We consider MFFO, a non-GAAP measure, to be an important metric in the evaluation of our results of operations and capital resources. We evaluate our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objective of funding distributions to stockholders. See "—Supplemental Financial Measures" below for our definition of non-GAAP measures and reconciliations to their most directly comparable GAAP measures.

        The following table sets forth the average occupancy rate, ADR and RevPAR of our Consolidated Hotels for the three and nine months ended September 30, 2019 and 2018.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Occupancy Rate	79.1%	80.5%	78.1%	80.3%
ADR	$243.99	$235.75	$252.67	$240.11
RevPAR	193.00	189.70	197.23	192.90

Hotel Revenues

        For the three months ended September 30, 2019 as compared to the same period in 2018, hotel revenues increased by $1.3 million primarily due to (i) increases in revenue from San Diego Marriott La Jolla and Renaissance Atlanta Midtown Hotel, both of which experienced renovation-related disruption during the third quarter of 2018, and (ii) an increase in revenue from Seattle Marriott Bellevue, primarily driven by business interruption income recognized during the third quarter of 2019 totaling $0.8 million. These increases were partially offset by a decrease in revenue from Marriott Sawgrass Golf Resort & Spa resulting from a decrease in group bookings as compared to the third quarter of 2018, as well as the impact of Hurricane Dorian, which resulted in decreased demand leading up to the hurricane, as well as closure of the hotel for approximately one week in September 2019.

        For the nine months ended September 30, 2019 as compared to the same period in 2018, hotel revenues increased by $3.1 million primarily due to increases in revenue from the Ritz-Carlton San Francisco, Renaissance Atlanta Midtown Hotel and Charlotte Marriott City Center, partially offset by a decrease in revenue from Marriott Sawgrass Golf Resort & Spa, as discussed above. The increase in revenue from the Ritz-Carlton San Francisco was primarily the result of an increase in group bookings driven by the re-opening of the Moscone Convention Center in the fourth quarter of 2018, while the Renaissance Atlanta Midtown Hotel benefited from Super Bowl LIII in February 2019. The increases in revenue from the Charlotte Marriott City Center was driven primarily by an increase in banquet and catering revenues affiliated with in-house groups.

Hotel Operating Expenses

        Room expense, food and beverage expense and other operating department costs fluctuate based on various factors, including occupancy, labor costs, utilities and insurance costs.

        For the three months ended September 30, 2019 as compared to the same period in 2018, aggregate hotel operating expenses increased by $2.0 million, due in part to an increase in expenses from San Diego Marriott La Jolla and Renaissance Atlanta Midtown Hotel, partially offset by a decrease in expenses from Marriott Sawgrass Golf Resort & Spa, consistent with the fluctuations in revenue discussed above.

        For the nine months ended September 30, 2019 as compared to the same period in 2018, aggregate hotel operating expenses increased by $4.1 million, due in part to an increase in expenses from the Ritz-Carlton San Francisco, Renaissance Atlanta Midtown Hotel and Charlotte Marriott City Center, partially offset by a decrease in expenses from Marriott Sawgrass Golf Resort & Spa, consistent with the fluctuations in revenue discussed above.

Transaction Costs

        During the three and nine months ended September 30, 2019, transactions costs were $1.1 million and $1.6 million, respectively, and represented legal, accounting, financial advisory and other transaction costs related to the proposed merger with CWI 1 and related transactions.

Loss (Gain) on Hurricane-Related Property Damage

        During the nine months ended September 30, 2019, we recognized a gain on hurricane-related property damage of less than $0.1 million from the Marriott Sawgrass Golf Resort & Spa.

        During the three and nine months ended September 30, 2018, we recognized a loss on hurricane-related property damage of $0.2 million and $0.7 million, respectively, from the Marriott Sawgrass Golf Resort & Spa. For the three months ended September 30, 2018, this loss was comprised of a $0.2 million loss resulting from a change in our estimate of the total damage incurred at the property. For the nine months ended September 30, 2018, this loss was comprised of a $1.3 million loss resulting from pre-existing damage at the hotel (which was discovered as a result of the hurricane and was not covered by insurance), partially offset by a $0.6 million gain resulting from a decrease in the estimate to repair property damage at the hotel.

        We and CWI 1 maintain insurance on all of our hotels, with an aggregate policy limit of $500.0 million for both property damage and business interruption. Our insurance policies are subject to various terms and conditions, including property damage and business interruption deductibles on each hotel, which range from 2.0% to 5.0% of the insured value. We currently estimate our aggregate casualty insurance claim for our Consolidated Hotels related to Hurricane Irma to be in the range of $5.0 million to $10.0 million, which includes estimated clean up, repair and rebuilding costs, and estimate our aggregate business interruption insurance claim to be approximately $1.0 million. We currently estimate the collective casualty insurance claim for us and CWI 1 combined to be in the range of $65.0 million to $80.0 million and the collective business interruption insurance claim to be in the range of $25.0 million to $35.0 million. As the restoration work continues to be performed, the estimated total costs will change. We believe that we maintain adequate insurance coverage on our hotels and are working closely with the insurance carriers and claims adjuster to obtain the maximum amount of insurance recovery provided under the policies. However, we can give no assurances as to the amounts of such claims, the timing of payments or the ultimate resolution of the claims.

        We experienced a reduction in revenues as a result of Hurricane Irma. Our business interruption insurance covers lost revenue through the period of property restoration and for up to 12 months after the hotels are back to full operations. We have retained consultants to assess our business interruption claims and are currently reviewing our losses with our insurance carriers. We have not recorded revenue for covered business interruption during the three and nine months ended September 30, 2019 or 2018 related to Hurricane Irma. We record revenue for covered business interruption when both the recovery is probable and contingencies have been resolved with the insurance carriers.

Equity in Losses of Equity Method Investments in Real Estate, Net

        Equity in losses of equity method investments in real estate, net represents losses from our equity investments in Unconsolidated Hotels recognized in accordance with each investment agreement and based upon the allocation of the investment's net assets at book value as if the investment were hypothetically liquidated at the end of each reporting period (Note 5). We are required to periodically compare an investment's carrying value to its estimated fair value and recognize an impairment charge to the extent that the carrying value exceeds the estimated fair value and is determined to be other than temporary. No other-than-temporary impairment charges were recognized on our equity method investments in real estate during the nine months ended September 30, 2019 or 2018.

        The following table sets forth our share of equity in (losses) earnings from our Unconsolidated Hotels, which are based on the HLBV model, as well as certain amortization adjustments related to basis differentials from acquisitions of investments (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
Unconsolidated Hotels	2019	2018	2019	2018
Ritz-Carlton Key Biscayne Venture(a)	$(1,289)	$(755)	$717	$1,108
Ritz-Carlton Bacara, Santa Barbara Venture(b)	299	(294)	(3,184)	(4,548)

Total equity in losses of equity method investments in real estate, net	$(990)	$(1,049)	$(2,467)	$(3,440)

(a)
The increase in our share of equity in losses from the venture for the three months ended September 30, 2019 as compared to the same period in 2018 is primarily the result of a decline in the external joint venture partner's capital under the HLBV method of accounting during the three months ended September 30, 2018, which as of September 30, 2018, was zero. The decrease in our share of equity in earnings from the venture for the nine months ended September 30, 2019 as compared to the same period in 2018 is primarily the result of a decrease in the hotel's net income.

(b)
The change in our share of equity in (losses) earnings from the venture for both the three and nine months ended September 30, 2019 as compared to the same periods in 2018 reflect an improvement in the operating results of the venture.

Provision for Income Taxes

        For the nine months ended September 30, 2019 as compared to the same period in 2018, our provision for income taxes decreased by $1.8 million, largely driven by the release of a $2.3 million valuation allowance for deferred tax assets during the first quarter of 2019 related to Marriott Sawgrass Golf Resort & Spa.

Income Attributable to Noncontrolling Interests

        The following table sets forth our losses (income) attributable to noncontrolling interests (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
Venture	2019	2018	2019	2018
Marriott Sawgrass Golf Resort & Spa Venture(a)	$955	$497	$(2,185)	$(1,614)
Operating Partnership—Available Cash Distribution (Note 3)	(1,324)	(1,691)	(4,453)	(3,907)

	$(369)	$(1,194)	$(6,638)	$(5,521)

(a)
The increase in loss attributable to noncontrolling interest for the three months ended September 30, 2019 as compared to 2018 is primarily the result of a decline in the performance of the hotel, in part due to the impact of Hurricane Dorian. For the nine months ended September 30, 2019 as compared to 2018, the impact from the decline in the performance of the hotel during the third quarter of 2019 was more than offset by our share of the release of the joint venture's $2.3 million valuation allowance, as discussed above.

Modified Funds from Operations

        MFFO is a non-GAAP measure that we use to evaluate our business. For a definition of MFFO and a reconciliation to net income or loss attributable to CWI 2 stockholders, see "—Supplemental Financial Measures" below.

        For the three and nine months ended September 30, 2019 as compared to the same periods in 2018, MFFO increased by $2.4 million and $3.6 million, respectively, primarily as a result of a net increase in income from hotel operations, as well as the recognition of $0.8 million of business interruption income during the third quarter of 2019.

Liquidity and Capital Resources

        Our principal demands for funds will be for the payment of operating expenses, interest and principal on current and future indebtedness and distributions to stockholders. Liquidity is affected adversely by unanticipated costs and greater-than-anticipated operating expenses. We expect to meet our long-term liquidity requirements from cash generated from operations. To the extent that these funds are insufficient to satisfy our cash flow requirements, additional funds may be provided from asset sales, long- and/or short-term borrowings, and proceeds from mortgage financings or refinancings.

Sources and Uses of Cash During the Period

        We have fully invested the proceeds from our initial public offering. We use the cash flow generated from hotel operations to meet our normal recurring operating expenses, service debt and fund distributions to our shareholders. Our cash flows fluctuate from period to period due to a number of factors, including the financial and operating performance of our hotels, the timing of purchases or dispositions of hotels, the timing and characterization of distributions from equity method investments in hotels and seasonality in the demand for our hotels. Also, hotels we invest in may undergo renovations, during which they may experience disruptions, possibly resulting in reduced revenue and operating income. Despite these fluctuations, we believe that we will continue to generate sufficient cash from operations and from our equity method investments to meet our normal recurring short-term and long-term liquidity needs. We may also use existing cash resources, proceeds available under our Working Capital Facility, through its expiration, which as amended, is currently expected to occur on December 31, 2019 (Note 3), the proceeds of mortgage loans, sales of assets, or distributions reinvested in our common stock through our DRIP. We assess our ability to access capital on an ongoing basis. Our sources and uses of cash during the period are described below.

        Operating Activities—For the nine months ended September 30, 2019 as compared to the same period in 2018, net cash provided by operating activities remained relatively flat, increasing by less than $0.1 million.

        Investing Activities—During the nine months ended September 30, 2019, net cash used in investing activities was $5.1 million as a result of funding $7.0 million of capital expenditures for our Consolidated Hotels and capital contributions of $5.1 million to the Ritz-Carlton Bacara, Santa Barbara Venture, which was used, in part, to fund a renovation at the hotel, partially offset by distributions received from equity investments in excess of cumulative equity income totaling $7.0 million.

        Financing Activities—Net cash used in financing activities for the nine months ended September 30, 2019 was $39.2 million as a result of cash distributions paid to stockholders of $33.9 million, redemptions of our common stock pursuant to our redemption plan totaling $10.9 million, as described below, distributions to noncontrolling interests totaling $6.3 million and scheduled payments of mortgage financing totaling $3.3 million, partially offset by the reinvestment of distributions in shares of our common stock through our DRIP, net of distribution and shareholder servicing fee payments, totaling $15.4 million.

Distributions

        Our current objectives are to generate sufficient cash flow over time to provide stockholders with distributions and to manage a portfolio of investments with potential for capital appreciation throughout varying economic cycles. For the nine months ended September 30, 2019, we paid distributions to stockholders, excluding distributions paid in shares of our common stock, totaling $33.9 million, which were comprised of cash distributions of $14.2 million and distributions that were reinvested in shares of our common stock by stockholders through our DRIP of $19.7 million. From Inception through September 30, 2019, we declared distributions, excluding distributions paid in shares of our common stock, to stockholders totaling $144.1 million, which were comprised of cash distributions of $57.0 million and distributions that were reinvested by stockholders in shares of our common stock pursuant to our DRIP of $87.1 million.

        We believe that FFO, a non-GAAP measure, is an appropriate metric to evaluate our ability to fund distributions to stockholders. For a discussion of FFO, see "—Supplemental Financial Measures" below. Over the life of our company, the regular quarterly cash distributions we pay are expected to be principally sourced from our FFO or our Cash flow from operations. However, we have funded a portion of our cash distributions to date using net proceeds from our public offering and there can be no assurance that our FFO or our Cash flow from operations will be sufficient to cover our future distributions. We fully covered total distributions declared for the nine months ended September 30, 2019 using FFO and funded all of these distributions from Net cash provided by operating activities. We expect that, in the future, if distributions cannot be fully sourced from net cash provided by operating activities, they may be sourced from other sources of cash, such as financings, borrowings, or the sales of assets.

Redemptions

        We maintain a quarterly redemption program pursuant to which we may, at the discretion of our board of directors, redeem shares of our common stock from stockholders seeking liquidity. During the nine months ended September 30, 2019, we redeemed 344,100 shares of our Class A common stock (representing 88 requests), at an average share price of $10.84, and 662,724 shares of our Class T common stock (representing 152 requests), at an average share price of $10.84. As of the date of our Quarterly Report on Form 10-Q filed with the Securities Exchange Commission ("SEC") (November 8, 2019), we have fulfilled all of the valid redemption requests that we received during the nine months ended September 30, 2019. We funded all share redemptions during the nine months ended September 30, 2019 from distributions that were reinvested by stockholders in our common stock pursuant to our DRIP.

Summary of Financing

        The table below summarizes our non-recourse debt, net (dollars in thousands):

	September 30, 2019	December 31, 2018
Carrying Value
Fixed rate(a)	$484,030	$485,121
Variable rate(a)
Amount subject to interest rate caps	248,965	248,997
Amount subject to interest rate swap	98,398	99,718

	347,363	348,715

	$831,393	$833,836

Percent of Total Debt
Fixed rate	58%	58%
Variable rate	42%	42%

	100%	100%

Weighted-Average Interest Rate at End of Period
Fixed rate	4.3%	4.3%
Variable rate(b)	4.7%	4.9%

(a)
Aggregate debt balance includes deferred financing costs totaling $2.2 million and $3.1 million as of September 30, 2019 and December 31, 2018, respectively.

(b)
The impact of our derivative instruments is reflected in the weighted-average interest rates.

Covenants

        Pursuant to our mortgage loan agreements, our consolidated subsidiaries are subject to various operational and financial covenants, including minimum debt service coverage and debt yield ratios. Most of our mortgage loan agreements contain "lock-box" provisions, which permit the lender to access or sweep a hotel's excess cash flow and could be triggered by the lender under limited circumstances, including the failure to maintain minimum debt service coverage ratios. If a lender requires that we enter into a cash management agreement, we would generally be permitted to spend an amount equal to our budgeted hotel operating expenses, taxes, insurance and capital expenditure reserves for the relevant hotel. The lender would then hold all excess cash flow after the payment of debt service in an escrow account until certain performance hurdles are met.

Cash Resources

        At September 30, 2019, our cash resources consisted of cash and cash equivalents totaling $74.8 million, of which $13.6 million was designated as hotel operating cash. We also had the $25.0 million Working Capital Facility, all of which remained available to be drawn as of the date of our Quarterly Report on Form 10-Q filed with the SEC (November 8, 2019). Our cash resources can be used for working capital needs, debt service and other commitments, such as renovation commitments as noted below, as well as to fund future investments.

Cash Requirements

        During the next 12 months, we expect that our cash requirements will include paying distributions to our stockholders, reimbursing our Advisor for costs incurred on our behalf, fulfilling our renovation commitments (Note 9), funding hurricane-related repair and remediation costs in excess of insurance proceeds received, funding lease commitments, making scheduled mortgage loan principal payments, including scheduled balloon payments of $297.5 million on four mortgage loans, as well as other normal recurring operating expenses. One of these loans was refinanced on November 1, 2019. We currently intend to refinance the remaining mortgage loans, although there can be no assurance that we will be able to do so on favorable terms, if at all.

        We expect to use cash generated from operations and mortgage financing to fund these cash requirements, in addition to amounts held in escrow to fund our renovation commitments. We may also use the Working Capital Facility through its expiration, which is currently scheduled to occur on December 31, 2019.

Capital Expenditures and Reserve Funds

        With respect to our hotels that are operated under management or franchise agreements with major international hotel brands and for most of our hotels subject to mortgage loans, we are obligated to maintain furniture, fixtures and equipment reserve accounts for future capital expenditures sufficient to cover the cost of routine improvements and alterations at these hotels. The amount funded into each of these reserve accounts is generally determined pursuant to the management agreements, franchise agreements and/or mortgage loan documents for each of the respective hotels and typically ranges between 3.0% and 5.0% of the respective hotel's total gross revenue. At September 30, 2019 and December 31, 2018, $27.4 million and $20.4 million, respectively, was held in furniture, fixtures and equipment reserve accounts for future capital expenditures.

Off-Balance Sheet Arrangements and Contractual Obligations

        The table below summarizes our debt, off-balance sheet arrangements, and other contractual obligations (primarily our capital commitments) at September 30, 2019, and the effect that these arrangements and obligations are expected to have on our liquidity and cash flow in the specified future periods (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Non-recourse debt—principal(a)	$833,615	$303,445	$356,978	$173,192	$—
Interest on borrowings(b)	72,466	30,333	38,215	3,918	—
Contractual capital commitments(c)	12,449	3,552	8,897	—	—
Annual distribution and shareholder servicing fee(d)	6,553	5,887	666	—	—

	$925,083	$343,217	$404,756	$177,110	$—

(a)
Excludes deferred financing costs totaling $2.2 million.

(b)
For variable-rate debt, interest on borrowings is calculated using the capped or swapped interest rate, when in effect.

(c)
Capital commitments represent our remaining contractual renovation commitments at our Consolidated Hotels, which does not reflect any renovation work to be undertaken as a result of Hurricane Irma (Note 9).

(d)
Represents the estimated liability for the present value of the future distribution and shareholder servicing fees in connection with our Class T common stock (Note 3).

Supplemental Financial Measures

        In the real estate industry, analysts and investors employ certain non-GAAP supplemental financial measures in order to facilitate meaningful comparisons between periods and among peer companies. Additionally, in the formulation of our goals and in the evaluation of the effectiveness of our strategies, we use FFO and MFFO, which are non-GAAP measures defined by our management. We believe that these measures are useful to investors to consider because they may assist them to better understand and measure the performance of our business over time and against similar companies. A description of FFO and MFFO, and reconciliations of these non-GAAP measures to the most directly comparable GAAP measures, are provided below.

FFO and MFFO

        Due to certain unique operating characteristics of real estate companies, as discussed below, the National Association of Real Estate Investment Trusts ("NAREIT"), an industry trade group, has promulgated a non-GAAP measure known as FFO, which we believe to be an appropriate supplemental measure, when used in addition to and in conjunction with results presented in accordance with GAAP, to reflect the operating performance of a REIT. The use of FFO is recommended by the REIT industry as a supplemental non-GAAP measure. FFO is not equivalent to, nor a substitute for, net income or loss as determined under GAAP.

        We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as restated in December 2018. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property, impairment charges on real estate, and depreciation and amortization from real estate assets; and after adjustments for unconsolidated partnerships and jointly owned investments. Adjustments for unconsolidated partnerships and jointly owned investments are calculated to reflect FFO. Our FFO calculation complies with NAREIT's policy described above. However, NAREIT's definition of FFO does not distinguish between the conventional method of equity accounting and the HLBV method of accounting for unconsolidated partnerships and jointly owned investments.

        The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time, especially if such assets are not adequately maintained or repaired and renovated as required by relevant circumstances in order to maintain the value disclosed. We believe that, since real estate values historically rise and fall with market conditions, including inflation, interest rates, the business cycle, unemployment and consumer spending, presentations of operating results for a REIT using historical accounting for depreciation may be less informative. Historical accounting for real estate involves the use of GAAP. Any other method of accounting for real estate such as the fair value method cannot be construed to be any more accurate or relevant than the comparable methodologies of real estate valuation found in GAAP. Nevertheless, we believe that the use of FFO, which excludes the impact of real estate-related depreciation and amortization, as well as impairment charges of real estate-related assets, provides a more complete understanding of our performance to investors and to management; and when compared year over year, reflects the impact on our operations from trends in occupancy rates, operating costs, general and administrative expenses, and interest costs, which may not be immediately apparent from net income or loss. In particular, we believe it is appropriate to disregard impairment charges, as this is a fair value adjustment that is largely based on market fluctuations and assessments regarding general market conditions, which can change over time. An asset will only be evaluated for impairment if certain impairment indicators exist. For real estate assets held for investment and related intangible assets in which an impairment indicator is identified, we follow a two-step process to determine whether an asset is impaired and to determine the amount of the charge. First, we compare the carrying value of the property's asset group to the estimated future net undiscounted cash flow that we expect the property's asset group will generate, including any estimated proceeds from the eventual sale of the property's asset group. It should be noted, however, that the property's asset group's estimated fair value is primarily determined using market information from outside sources such as broker quotes or recent comparable sales. In cases where the available market information is not deemed appropriate, we perform a future net cash flow analysis discounted for inherent risk associated with each asset to determine an estimated fair value. While impairment charges are excluded from the calculation of FFO described above due to the fact that impairments are based on estimated future undiscounted cash flows, it could be difficult to recover any impairment charges. However, FFO and MFFO, as described below, should not be construed to be more relevant or accurate than the current GAAP methodology in calculating net income or loss or in its applicability in evaluating the operating performance of the company. The method utilized to evaluate the value and performance of real estate under GAAP should be construed as a more relevant measure of operational performance and considered more prominently than the non-GAAP measures FFO and MFFO and the adjustments to GAAP in calculating FFO and MFFO.

        Changes in the accounting and reporting promulgations under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) were put into effect subsequent to the establishment of NAREIT's definition of FFO. Management believes these cash-settled expenses, such as acquisition fees that are typically accounted for as operating expenses, do not affect our overall long-term operating performance. Publicly-registered, non-traded REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation. While other start-up entities may also experience significant acquisition activity during their initial years, we believe that non-traded REITs are unique in that they have a limited life with targeted exit strategies within a relatively limited time frame after acquisition activity ceases. Due to the above factors and other unique features of publicly registered, non-traded REITs, the Institute for Portfolio Alternatives (formerly known as the Investment Program Association) ("IPA"), an industry trade group, has standardized a measure known as MFFO, which the IPA has recommended as a supplemental measure for publicly registered non-traded REITs and which we believe to be another appropriate non-GAAP measure to reflect the operating performance of a non-traded REIT having the characteristics described above. MFFO is not equivalent to our net income or loss as determined under GAAP, and MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate with a limited life and targeted exit strategy, as currently intended. We believe that, because MFFO excludes costs that we consider more reflective of investing activities and other non-operating items included in FFO and also excludes acquisition fees and expenses that affect our operations only in periods in which properties are acquired, MFFO can provide, on a going forward basis, an indication of the sustainability (that is, the capacity to continue to be maintained) of our operating performance after the period in which we are acquiring properties and once our portfolio is in place. By providing MFFO, we believe we are presenting useful information that assists investors and analysts to better assess the sustainability of our operating performance now that our offering has been completed and once essentially all of our properties have been acquired. We also believe that MFFO is a recognized measure of sustainable operating performance by the non-traded REIT industry. Further, we believe MFFO is useful in comparing the sustainability of our operating performance, with the sustainability of the operating performance of other real estate companies that are not as involved in acquisition activities. MFFO should only be used to assess the sustainability of a company's operating performance after a company's offering has been completed and properties have been acquired, as it excludes acquisition costs that have a negative effect on a company's operating performance during the periods in which properties are acquired.

        We define MFFO consistent with the IPA's Practice Guideline 2010-01, Supplemental Performance Measure for Publicly Registered, Non-Listed REITs: Modified Funds from Operations (the "Practice Guideline"), issued by the IPA in November 2010. This Practice Guideline defines MFFO as FFO further adjusted for the following items, included in the determination of GAAP net income or loss, as applicable: acquisition fees and expenses; accretion of discounts and amortization of premiums on debt investments; where applicable, payments of loan principal made by our equity investees accounted for under the HLBV model where such payments reduce our equity in earnings of equity method investments in real estate, nonrecurring impairments of real estate-related investments (i.e., infrequent or unusual, not reasonably likely to recur in the ordinary course of business); mark-to-market adjustments included in net income or loss; nonrecurring gains or losses included in net income or loss from the extinguishment or sale of debt, hedges, derivatives or securities holdings, where trading of such holdings is not a fundamental attribute of the business plan, unrealized gains or losses resulting from consolidation from, or deconsolidation to, equity accounting, and after adjustments for Consolidated and Unconsolidated Hotels, with such adjustments calculated to reflect MFFO on the same basis. The accretion of discounts and amortization of premiums on debt investments, unrealized gains and losses on hedges, derivatives or securities holdings, unrealized gains and losses resulting from consolidations, as well as other listed cash flow adjustments are adjustments made to net income or loss in calculating the cash flows provided by operating activities and, in some cases, reflect gains or losses that are unrealized and may not ultimately be realized.

        Our MFFO calculation complies with the IPA's Practice Guideline described above. In calculating MFFO, we exclude acquisition-related expenses, fair value adjustments of derivative financial instruments and the adjustments of such items related to noncontrolling interests. Under GAAP, acquisition fees and expenses are characterized as operating expenses in determining operating net income or loss. These expenses are paid in cash by a company. All paid and accrued acquisition fees and expenses will have negative effects on returns to investors, the potential for future distributions, and cash flows generated by the company, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property. Further, under GAAP, certain contemplated non-cash fair value and other non-cash adjustments are considered operating non-cash adjustments to net income or loss in determining cash flow from operating activities. We account for certain of our equity investments using the HLBV model which is based on distributable cash as defined in the operating agreement.

        Our management uses MFFO and the adjustments used to calculate it in order to evaluate our performance against other non-traded REITs, which have limited lives with short and defined acquisition periods and targeted exit strategies shortly thereafter. As noted above, MFFO may not be a useful measure of the impact of long-term operating performance on value if we do not continue to operate in this manner. We believe that MFFO and the adjustments used to calculate it allow us to present our performance in a manner that takes into account certain characteristics unique to non-traded REITs, such as their limited life, defined acquisition period and targeted exit strategy, and is therefore a useful measure for investors. For example, acquisition costs are generally funded from the proceeds of our offering and other financing sources and not from operations. By excluding expensed acquisition costs, the use of MFFO provides information consistent with management's analysis of the operating performance of the properties. Additionally, fair value adjustments, which are based on the impact of current market fluctuations and underlying assessments of general market conditions, but can also result from operational factors such as occupancy rates, may not be directly related or attributable to our current operating performance. By excluding such changes that may reflect anticipated and unrealized gains or losses, we believe MFFO provides useful supplemental information.

        Presentation of this information is intended to provide useful information to investors as they compare the operating performance of different REITs, although it should be noted that not all REITs calculate FFO and MFFO the same way, so comparisons with other REITs may not be meaningful. Furthermore, FFO and MFFO are not necessarily indicative of cash flow available to fund cash needs and should not be considered as an alternative to net income or loss as an indication of our performance, as an alternative to cash flows from operations as an indication of our liquidity, or indicative of funds available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO should be reviewed in conjunction with other GAAP measurements as an indication of our performance.

        Neither the SEC, NAREIT nor any other regulatory body has passed judgment on the acceptability of the adjustments that we use to calculate FFO or MFFO. In the future, the SEC, NAREIT or another regulatory body may decide to standardize the allowable adjustments across the non-traded REIT industry and we would have to adjust our calculation and characterization of FFO and MFFO accordingly.

        FFO and MFFO were as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2019	2018	2019	2018
Net loss attributable to CWI 2 stockholders	$(2,694)	$(2,605)	$(711)	$(1,017)
Adjustments:
Depreciation and amortization of real property	11,970	11,480	35,801	34,384
Proportionate share of adjustments for partially-owned entities—FFO adjustments	3,467	2,658	5,372	4,496

Total adjustments	15,437	14,138	41,173	38,880

FFO attributable to CWI 2 stockholders (as defined by NAREIT)	12,743	11,533	40,462	37,863

Adjustments:
Transaction costs(a)	1,647	—	1,647	—
Straight-line and other rent adjustments	10	(17)	35	(50)
Loss on extinguishment of debt	—	380	—	380
Loss (gain) on hurricane-related property damage(b)	—	159	(10)	748
Proportionate share of adjustments for partially owned entities—MFFO adjustments	—	(79)	5	(374)

Total adjustments	1,657	443	1,677	704

MFFO attributable to CWI 2 stockholders	$14,400	$11,976	$42,139	$38,567

(a)
The adjustment for the three months ended September 30, 2019 includes costs related to the proposed merger of $ 0.5 million that were included in Corporate general and administrative expenses in the consolidated financial statements during the six months ended June 30, 2019 and not presented as an adjustment to MFFO in that period. Upon announcement of the proposed merger, these costs were reclassified in the consolidated statement of operations to Transaction costs and presented as an adjustment to MFFO in the current quarter.

(b)
We excluded the loss (gain) on hurricane-related property damage because of its non-recurring nature.

Quantitative and Qualitative Disclosures About Market Risk.

Market Risk

        We currently have limited exposure to financial market risks, including changes in interest rates. We currently have no foreign operations and are not exposed to foreign currency fluctuations.

Interest Rate Risk

        The values of our real estate and related fixed-rate debt obligations are subject to fluctuations based on changes in interest rates. The value of our real estate is also subject to fluctuations based on local and regional economic conditions, which may affect our ability to refinance property-level mortgage debt when balloon payments are scheduled, if we do not choose to repay the debt when due. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond our control. An increase in interest rates would likely cause the fair value of our assets to decrease.

        We are exposed to the impact of interest rate changes primarily through our borrowing activities. To limit this exposure, we generally seek non-recourse mortgage financing on a long-term, fixed-rate basis. However, from time to time, we or our joint investment partners have obtained, and may in the future obtain, variable-rate non-recourse mortgage loans, and, as a result, we have entered into, and may continue to enter into, interest rate swap agreements or interest rate cap agreements with counterparties. See Note 7 for additional information on our interest rate swaps and caps.

        At September 30, 2019, all of our long-term debt bore interest at fixed rates or was subject to an interest rate cap or swap. Our debt obligations are more fully described in Note 8 and "—Summary of Financing" above. The following table presents principal cash outflows for our Consolidated Hotels based upon expected maturity dates of our debt obligations outstanding at September 30, 2019 and excludes deferred financing costs (in thousands):

	2019 (Remainder)	2020	2021	2022	2023	Total	Fair Value
Fixed-rate debt	$1,052	$4,316	$4,493	$395,704	$79,877	$485,442	$486,928
Variable-rate debt	$78,878	$220,295	$49,000	$—	$—	$348,173	$348,173

        The estimated fair value of our fixed-rate debt and our variable-rate debt that currently bears interest at fixed rates or has effectively been converted to a fixed rate through the use of an interest rate swap, or that has been subject to an interest rate cap, is affected by changes in interest rates. A decrease or increase in interest rates of 1.0% would change the estimated fair value of this debt at September 30, 2019 by an aggregate increase of $13.6 million or an aggregate decrease of $15.6 million, respectively. Annual interest expense on our variable-rate debt that is subject to an interest rate cap at September 30, 2019 would increase or decrease by $2.4 million for each respective 1.0% change in annual interest rates.